EXHIBIT (c)(viii)

Queensland’s Budget Papers for 2024-25

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the Russian invasion of Ukraine and the Israel-Hamas conflict;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(viii)-1

DOING WHAT MATTERS FOR QUEENSLAND QUEENSLAND BUDGET 2024-25

BUDGET SPEECH

BUDGET PAPER NO. 1

2024-25 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

Service Delivery Statements

Appropriation Bills

Budget Overview

Regional Action Plans

First Nations acknowledgement

Queensland Treasury acknowledges Aboriginal peoples and Torres Strait Islander peoples as the Traditional Owners and custodians of the land. We recognise their connection to land, sea and community, and pay our respects to Elders past, present and emerging.

© The State of Queensland (Queensland Treasury) 2024

Copyright

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In essence, you are free to copy, communicate and adapt this publication, as long as you attribute the work to the State of Queensland (Queensland Treasury).

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© The State of Queensland (Queensland Treasury) - 2024–25 Queensland Budget

Translating and interpreting assistance

The Queensland Government is committed to providing accessible services to Queenslanders from all cultural and linguistic backgrounds. If you have difficulty in understanding this publication, you can contact us on telephone (07) 3035 3503 and we will arrange an interpreter to effectively communicate the report to you.

Budget Speech

Budget Paper No. 1

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

APPROPRIATION BILL 2024–25

THE HONOURABLE CAMERON DICK MP

DEPUTY PREMIER, TREASURER

MINISTER FOR TRADE AND INVESTMENT

INTRODUCTION

This first Budget of the Miles Labor Government is focused on doing what matters for Queenslanders.

And what matters for Queenslanders the most, is cost-of-living relief.

Queenslanders deserve the right to make choices about their lives.

But in recent times, many have been robbed of those choices by the ever-present constraints of global and national cost-of-living pressures.

For many Queenslanders, the only choice has been which bill to pay next.

But our Government is relentlessly focused on doing what matters for Queenslanders.

So our Government has made the choice to reduce that cost-of-living pressure on Queensland families.

We have chosen to deliver nation-leading cost-of-living relief that will give all Queenslanders more choice.

In doing so, we have made the deliberate choice to put our Budget into deficit, to help Queensland households keep their budgets in balance.

Delivering a deficit, spending more than the government collects in revenue, is not, and should never be an easy choice.

But in a contest between the balance sheet and doing what matters for Queenslanders, the Miles Labor Government will always be on Queenslanders’ side.

Weak governments leave people to fend for themselves.

Strong governments make the choice to intervene and invest.

Weak Governments may offer the promise of lower taxes and lower debt, but they do so by delivering less services and cutting frontline jobs.

Strong Governments recognise that people are always more important than numbers on a balance sheet.

Strong Governments recognise that putting fiscal figures over families can lead to communities being ripped apart, in a way that takes decades to repair.

The Miles Labor Government is a strong Labor Government.

And our strong Budget addresses the short-term pressures being faced by families across Queensland.

At the same time, this strong Budget also seizes the long-term opportunities that only our state has, to plan and build for Queensland’s future prosperity.

COST OF LIVING

The total value of new and existing cost-of-living concessions available to Queenslanders rises by 31 per cent in this Budget, to a total of $11.2 billion.

This cost-of-living relief starts with electricity rebates.

Together with the Albanese Labor Government, our Government will deliver electricity rebates of $1,300 to every household in this state.

And for vulnerable Queenslanders, we will go further, delivering a total electricity rebate of $1,672.

This means that some vulnerable Queensland households, those households struggling the most with cost-of-living pressures, will be able to avoid paying anything for electricity in the 2024–25 Budget year.

In total, our landmark power rebates will provide almost $3 billion in cost-of-living relief to Queensland households and businesses.

One of the Premier’s first acts upon being sworn in last December was to freeze the cost of vehicle registration.

Today, we go further.

For 12 months, we will cut the cost of registration for all light vehicles by 20 per cent.

The total cost of this cost-of-living relief to Queenslanders will be $435 million.

That means a saving of $126 for a 6-cylinder ute, $85 for a 4-cylinder car, and $69 for an electric vehicle.

For 6 months, we will cut the cost of all Translink public transport fares across Queensland to almost nothing.

We will cut all Translink public transport fares across Queensland to a flat 50 cents, no matter where you live or how far you travel.

The total investment in this cost-of-living relief for Queenslanders will be $150 million.

And for the same period, we will halve the cost of travel on the Airtrain to and from Brisbane Airport, as we try to make the best of a dud deal that has dudded Queenslanders for decades.

50 cent fares and half-price Airtrain travel will all take effect from 5 August this year, and our 20 per cent rego reduction will start to appear on renewal notices sent out from 5 August as well.

There is one important cost-of-living measure that does not appear in the Budget aggregates.

The people of Queensland will also pay no more when it comes to fees and charges.

For the 2024–25 financial year, the indexation for fees and charges in Queensland will be zero.

That means zero increase on the Emergency Management Levy introduced by the Newman Government, that appears on Council rates bills across Queensland.

And that means zero State Government impact on Council rates bills.

If Council rates bills rise, that is entirely a matter for those Councils.

INFLATION

As we deliver these cost-of-living relief measures, we are mindful that we do so in a way that reduces inflationary pressures.

Within the Brisbane Consumer Price Index basket used by the Australian Bureau of Statistics, roughly one-third is comprised of the Transport and Housing groups, the latter of which includes energy costs.

Queensland Treasury estimates the combined effect of cost-of-living measures from the Miles and Albanese Labor Governments will reduce Brisbane’s headline CPI growth in 2024–25 by around one and a quarter percentage points.

That is forecast to reduce Brisbane CPI growth for the year to just 2 per cent.

HOUSING

The strong response of Queenslanders, and our Labor Government to COVID-19, meant we emerged from the pandemic in better shape than almost anywhere in the world.

But there was one unforeseeable impact of that time that continues to affect tens of thousands of Queenslanders every day.

After international migration ground to a halt when international borders were closed, it has now roared back to life, at a pace that defies economists and statisticians.

As Secretary of the Federal Treasury, Dr Stephen Kennedy, observed last week, this stunning surge in temporary migration took Federal Treasury forecasters by surprise.

For Queensland, the increase in population in 2022–23 was 60 per cent higher than forecast.

This year, population growth is rising so fast that upward revisions are being revised again, almost as soon as they are published.

Those numbers represent tens of thousands more people who need somewhere to call home.

That is why the first Budget of the Miles Labor Government includes a record investment of $2.8 billion, to get more Queenslanders into their own home.

The Budget will provide more support for renters and those unable to find a home.

And as part of the Miles Government’s Homes for Queenslanders initiative, this Budget provides for an additional 600 modular homes.

Homes for Queenslanders is our vision for delivering one million new homes by 2046.

It is a real plan backed by real investment, a total of $3.1 billion over 5 years.

This includes the delivery of 53,500 social homes by 2046.

Homes for Queenslanders includes a downpayment of $1.3 billion to contribute to the ramp up to more than 2,000 social homes on average, every year, from 2028, to reach this target.

For Queenslanders looking to buy their first home, we have lifted the threshold for a full stamp duty concession with immediate effect.

The threshold is now $700,000, tapering to a new cap of $800,000.

While that threshold is still below the median house price in Brisbane, it provides more generous relief than the equivalent threshold in Sydney or Melbourne.

This is a thoughtful plan, a detailed plan, and a prudent plan to help young Queenslanders in particular, find a home that they can call their own.

And it is a plan that will not sacrifice the revenue that pays the wages of Queensland teachers, nurses and police officers.

From 1 July, we will bring our foreign owner transfer duty surcharge into line with Victoria and New South Wales.

And we will raise our foreign owner land tax surcharge from 2 per cent to 3 per cent, still more generous than New South Wales and Victoria.

This plan will provide $360 million in cost-of-living relief to Queenslanders, while helping 40,000 Queensland families into their first home over the next 4 years.

A fully-costed, revenue neutral plan to help first home buyers, without pushing up prices, is a policy that Queenslanders would only see from a strong Labor Government.

This Budget also includes a temporary 20 per cent increase in funding for Specialist Homelessness Services, an investment of almost $390 million.

This will allow for the expansion of the Immediate Housing Response, to individuals and couples, and more temporary supported accommodation.

HEALTH

Queenslanders know that they can always trust Labor Governments to do what matters when it comes to their health care.

Through this Budget, the Miles Labor Government will continue to invest in the health of all Queenslanders.

A strong health system supports a healthy population.

And a healthy population means higher labour productivity and stronger economic growth.

Even in a time of rising cost-of-living pressures, the cost of providing health care continues to rise faster than other expenses.

So this Budget will once again deliver a record investment in health.

Our hospital Capacity Expansion Program now totals $11 billion over 6 years.

That program will deliver around 2,200 additional overnight beds at facilities across the Queensland health system, including:

•	The new Bundaberg Hospital

•	The new Coomera Hospital

•	The new Toowoomba Hospital

•	The new Queensland Cancer Centre

•	The Cairns Hospital expansion

•	The Hervey Bay Hospital expansion

•	The Ipswich Hospital expansion

•	The Logan Hospital expansion

•	The Mackay Hospital expansion

•	The Princess Alexandra Hospital expansion

•	The QEII Hospital expansion

•	The Redcliffe Hospital expansion

•	The Robina Hospital expansion

•	The Prince Charles Hospital expansion

•	And the Townsville University Hospital expansion.

Through the $943 million Building Rural and Remote Health Program, we are building a new hospital in Moranbah, and health care centre in locations as diverse as Tara, Camooweal, Doomadgee and Childers.

This Budget also allocates $200 million to redevelop the Cooktown Multi-Purpose Health Service facility, expanding inpatient beds, and adding an operating theatre.

Within our hospitals, and from our Capital Expansion Program, $1 billion will be allocated to optimise patient flow within hospitals, to reduce wait times and improve healthcare delivery.

The 10.6 per cent increase in operating funding for Queensland Health in this Budget is well above the historical average of 6.9 per cent.

This Budget will also support culturally appropriate models of care through the Torres and Cape Health Care Commissioning Fund, known as TORCH.

This Budget will deliver free meningococcal B vaccines for eligible infants, children and adolescents.

Speaker, for all those members who say they support this budget, they should be proud of the health budget, and the important social reforms that it is progressing.

This budget will support the Women and Girls’ Health Strategy 2032, delivering 34 new initiatives to address existing health inequities and provide enhanced gender and trauma informed care.

That includes $21 million to enhance the workforce for termination of pregnancy.

This funding shows that, for our Government, decriminalising the termination of pregnancy is more than a legal reform.

For it to be a real social reform, that delivers for all Queensland women, then it needs funding, and that’s exactly what this budget delivers.

And this Budget will provide $18 million over 4 years to support the operational delivery of the Voluntary Assisted Dying scheme, including support for the Queensland Voluntary Assisted Dying Scheme Support and Pharmacy Service.

We will also provide ongoing support for our nation-leading pill testing and ketamine trials.

These are all Labor budget initiatives, and initiatives that, by definition, Members will support when they cast their vote in favour of the appropriation.

HEALTH WORKFORCE STRATEGY

Our Government continues to invest in our health workforce, to deliver the care our community needs.

The new Health Workforce Strategy for Queensland to 2032 is backed by a $1.7 billion investment.

It will deliver more than 700 extra doctors, more than 2,600 nurses and midwives, and more than 1,000 allied health staff.

This is a huge investment in our staff and the Queenslanders they help every day.

The funding will also ensure minimum midwife to post-natal patient ratios, providing patients and families with individually-tailored, culturally-appropriate maternity care.

We are also expanding and boosting our schemes to attract the health workforce needed across Queensland.

Interstate and international doctors who make the decision to take up a job in regional and remote Queensland continue to be eligible for payments up to $70,000.

In addition, in a landmark investment, our Government will offer $40,000 to attract and retain GP trainees across Queensland.

These investments will help attract, retain, and support a homegrown health workforce that will deliver world-class healthcare across Queensland.

QUEENSLAND AMBULANCE SERVICE

For Queenslanders unfortunate enough to experience a health emergency, their first connection is often with the dedicated paramedics of the Queensland Ambulance Service.

In the last 6 years, ambulance demand from priority code one and code two patients has risen over 22 per cent.

In the next 6 years, that demand is forecast to rise a further 19 per cent.

This first Budget of the Miles Labor Government will provide investment for an additional 268 full-time equivalent personnel in the Queensland Ambulance Service, to sustainably meet growth in demand.

We will also invest $30 million in the QAS capital program, which includes replacing ageing ambulances and delivering additional new vehicles.

Across vast expanses of our state, the best method of delivering emergency care is often not by road, but by air.

To ensure all Queenslanders get the care they need, when they need it, the 2024–25 Budget is continuing to invest in vital aeromedical ambulance services, including:

•	LifeFlight Australia, from its bases in Bundaberg, the Sunshine Coast, Toowoomba, Mount Isa and Brisbane;

•	The Capricorn Helicopter Rescue Service and Central Queensland Rescue Service, which operate from bases in Rockhampton and Mackay; and

•	The Royal Flying Doctor Service, which provides inter-hospital transfer services across Queensland.

FIRST NATIONS

In 2023, this Parliament voted to establish the Path to Treaty Act, to prepare a framework for treaty negotiations with First Nations Queenslanders.

In keeping with that decision, $40 million has been allocated over 4 years for the First Nations Treaty Institute.

The Miles Labor Government is also providing $56 million over 4 years for the Truth-telling and Healing Inquiry, which commences on 1 July 2024.

The Budget also provides extra funding of $18 million over 4 years to help community members tell their stories to the Inquiry, through access to extra specialist research and archival officers, and additional resources for Community and Personal Histories.

These are Budget measures I am sure this House will support now, and across the Forward Estimates.

COMMUNITY SAFETY

Queenslanders deserve to feel safe in their home, and safe on the streets of our state.

That’s why our Government invests in frontline police and crime prevention.

We do so, not because we want to win seats in parliament, quote, “off the back of crime,” but because Queenslanders deserve to be safe, and to feel safe.

That’s why our Community Safety Plan for Queensland, announced by the Premier earlier this year, provides an extra $1.3 billion over 5 years for community safety measures across 5 key pillars:

•	Supporting victims;

•	Delivering for our frontline;

•	Detaining offenders;

•	Intervening when people offend; and

•	Preventing crime before it occurs.

To help build safer communities, we are placing an increased focus on preventing domestic, family, and sexual violence.

We are placing an extra focus on the safety of women and girls and on dealing with young offenders.

The Community Safety Plan for Queensland builds on successful measures that have already helped to deliver a reduction in overall offences in the first quarter of 2024.

Our Government is determined to put more police officers on the frontline.

Like every employer, we have encountered extraordinary challenges in recruitment.

A low unemployment rate means a stronger economy, but it also means very high competition to attract employees.

Our Government will ensure that Queenslanders have the frontline police they deserve.

That’s why our Government has offered recruitment incentives of up to $40,000 for new police officers.

Our interventions have helped to turn the corner in police recruitment.

I am advised by Queensland Police Service that the academy is full, with the largest number of recruits on record.

I am also advised that as those recruits graduate, by the end of this month, we will have achieved a net annual increase in the total number of police.

And that growth will continue as more recruits roll through, a significant achievement when unemployment is so low.

This Budget supports the recruitment of 900 additional police personnel, along with $48 million to upgrade police stations in Bundaberg and Hervey Bay.

This Budget provides additional equipment to increase community safety, including 3,000 wands for knife detection to support Jack’s Law, and 1,000 additional tasers.

To support more police boots on the ground, this Budget provides more police eyes in the sky.

To follow on from the resounding success of our Townsville-based police helicopter, Polair helicopter bases will be established in Far North Queensland, and on the Sunshine Coast and Wide Bay.

And this Budget will deliver a 20 per cent permanent uplift in funding for domestic, family and sexual violence service providers across the state.

Our Government is also investing $52 million to provide more resources and support for victims of crime, including:

•	$16 million to expand the Victims of Crime Community Response Program;

•	$16 million to increase the capacity of Victims Assist Queensland to process financial assistance applications; and

•	$3 million to enhance the Victim Liaison Service to better connect victims and their families with prosecutors, while cases proceed through court.

Locking up more offenders means more detention capacity is required.

This Budget includes $628 million over 5 years for the new youth detention centre at the Woodford Correctional Precinct, and continues delivery of the $885 million Lockyer Valley Correctional Centre.

BIG BUILD

This Budget addresses the challenges Queensland families are facing today, but it also plans and delivers for our state’s future prosperity.

The record extraordinary population growth experienced by our state in the last 3 years – growth that was not predicted by anyone – means we must step up our investment.

This first Budget of the Miles Labor Government makes a deliberate choice to continue with the ambition of our Big Build, because it is our ambition for Queensland.

States like New South Wales and Victoria are putting major infrastructure projects on hold, because they lack Queensland’s balance sheet strength.

Those southern decisions to delay and cut may help their balance sheets today, but they will cause more expensive problems in the future.

With extraordinary and unforeseeable population growth, our Government will forge ahead with our Big Build, because ensuring the provision of essential infrastructure is what matters to Queenslanders.

In the 4 years to 2027–28, our Big Build will deliver $107 billion of investment in building projects across the length and breadth of our great state.

These are projects that will define Queensland’s future.

They will support our economic and energy transformation, while improving the access to essential services and utilities right across the state.

This investment will drive generational change, creating more jobs, better communities and stronger regions.

Over the 13 years to 2027–28, our Government will have supported over $226 billion in infrastructure works.

In 2024–25, the government will invest a record $27 billion in building Queensland, directly supporting around 72,000 jobs.

This is the largest annual investment in capital works in Queensland’s history.

A record $19 billion, or almost 70 per cent of this capital program, will be invested outside of the Greater Brisbane region, supporting around 50,000 jobs.

Almost $10 billion in transport infrastructure will be delivered in 2024–25, including:

•	$786 million towards the Queensland Train Manufacturing Program in Maryborough;

•	$650 million towards the construction of Stage 1 of the Coomera Connector;

•	$514 million to continue construction work on Cross River Rail;

•	$500 million towards the Logan and Gold Coast Faster Rail project; and

•	$308 million to continue Stage 3 of the Gold Coast Light Rail, a project our Government will not walk away from.

And as is always the case in Labor Budgets delivered by our Labor Government, there is substantial ongoing investment to fund major upgrades to the Bruce Highway, and the M1.

CLEAN ENERGY

When it comes to renewable energy, Queensland has a global head start.

We have the sun, we have the wind, and we have the space to build industrial-scale generation.

And most importantly of all, Queensland has the topography and rainfall to support deep storage pumped hydro.

Very significantly, we have a target of 75 per cent emissions reduction by 2035, a target that has bipartisan political support at a state level.

But in order to ensure we capitalise on our natural advantages, we must press ahead to cement our place on the global stage for renewable energy and the industries it will support.

To continue the delivery of the Queensland Energy and Jobs Plan, the 2024–25 Queensland Budget includes a landmark capital investment of $26 billion over 4 years.

And our state’s energy transformation will continue to be driven by our other great advantage, Queensland’s publicly-owned energy companies.

In 2024–25, significant clean energy investments include:

•	$712 million for CopperString 2032, connecting Mount Isa and the North West to the national electricity grid;

•	$801 million by Stanwell, for the Wambo and Tarong West Wind Farms;

•	$500 million for CS Energy’s Lotus Creek Wind Farm;

•	$275 million for CleanCo’s Swanbank Battery;

•	$936 million to progress the Borumba Pumped Hydro Energy Storage scheme; and

•	$38.5 million for early works at the Pioneer Burdekin Pumped Hydro Energy Storage scheme, with a $1 billion equity commitment across the forward estimates.

That investment in the Pioneer-Burdekin Pumped Hydro Storage scheme is fully detailed in the budget papers, fully funded – and fully supported.

PORTS AND WATER

If Queensland is to take full advantage of the opportunities our renewable energy revolution presents, we must have the capacity to send more high-end, future-economy manufactured goods to the world.

Major seaport projects in the Big Build that will be progressed in 2024–25 include:

•	$251 million to complete the Port of Townsville Channel Capacity Upgrade;

•	$360 million for the ongoing expansion of the Cairns Marine Precinct;

•	$116 million for the Northern Land Expansion at the Port of Gladstone; and

•	initial works for North Queensland Bulk Ports to progress the Bowen Wharf replacement project.

Major water investments in 2024–25 include:

•	$311 million for the Fitzroy to Gladstone Water Pipeline;

•	$26 million for the Mount Crosby Flood Resilience Program;

•	$56 million towards the Toowoomba to Warwick Water Pipeline; and

•	$303 million towards improvement programs at dams including Paradise, Burdekin Falls, Somerset and Wivenhoe.

PUTTING QUEENSLAND KIDS FIRST

Investing in the development and education of Queensland children is a direct investment in Queensland’s future prosperity.

Clinically-informed research makes it clear that investing in the first 7 years of a child’s life is the greatest opportunity open to us to contribute to their future wellbeing and success.

In order to give Queensland kids that opportunity, the Miles Labor Government is investing more than $500 million in our Putting Queensland Kids First strategy.

This program will stretch across education, health and communities to support Queensland children from birth onwards.

Putting Queensland Kids First encompasses everything from health development checks to extended free kindy for four-year-olds, particularly in discrete Aboriginal and Torres Strait

Islander communities, as well as supporting behavioural specialists and health practitioners in state schools.

It is the most comprehensive package of measures to help children that Queensland has ever seen.

And it is a signature policy of the Miles Labor Government.

CHILDREN AND EDUCATION

As a further cost of living measure to allow more Queensland children to enjoy a healthy lifestyle, this Budget will lift the investment in our successful FairPlay vouchers to $40 million in 2024–25.

This additional investment will increase the total number of vouchers from 50,000 to 200,000, and increase the value of each voucher to $200 to address rising costs.

50,000 FairPlay vouchers will continue to be reserved for vulnerable households in the greatest need of support.

To ensure that Queensland children are able to get everything they can out of each day at school, this budget allocates $15 million for subsidised school breakfasts and lunches.

$15 million is a small price to pay to ensure Queensland children are ready to learn each day.

Decades from now, there will be a direct benefit to the health of our economy if we focus on the health and nutrition of school kids today.

With a record investment of nearly $21 billion in education, this Budget will improve the lives of young Queenslanders and set them up for the future.

Our investment of almost $1.3 billion in school infrastructure in 2024–25 includes:

•	$342 million for new facilities at schools experiencing the fastest enrolment growth;

•	$273 million to upgrade facilities at existing schools;

•	$167 million for the Building Future Schools program to deliver world-class learning environments for students;

•	$144 million as part of the strategic land acquisition fund, to acquire land for new and expanded schools; and

•	$117 million to continue the rollout of our successful School Halls Program.

This Budget will deliver the schools, teachers and student supports, that matter to Queenslanders.

Importantly, this Budget allocates $1 billion over 5 years to deliver more teachers and teacher aides to help every student realise their potential, including priority cohorts such as students with a disability.

To help recruit teachers to remote and regional Queensland where housing pressures can be greater than they are in the South East, we are investing $45 million over 3 years to subsidise teacher accommodation.

TRAINING

Just as education can set a child up for life, training can set a young Queenslander up for their career.

In the biggest skills and training reform in almost a decade, the Miles Labor Government will fund one million training places for Queenslanders.

As our economy transitions and evolves, the ability to upskill and retrain, to take advantage of emerging opportunities, has never been more important.

The Good Jobs, Great Training: Queensland Skills Strategy 2024–2028 will invest an additional $203 million over 2 years, to address skills needs and workforce priorities across every region of Queensland.

Working with the Albanese Labor Government, we will continue to offer Free TAFE for around 200 courses, a program that has already enrolled almost 82,000 Queenslanders.

Our 50 per cent payroll tax rebate for apprentices and trainees will be extended for a further 12 months to 30 June 2025.

And first year apprentices this year in the housing industry will have access to a $1,000 rebate on their work tools, through our $4 million Free Tools for First Years program.

2032 OLYMPIC AND PARALYMPIC GAMES

The forward estimates contained within this budget bring Queensland to just over 4 years from the 2032 Olympic and Paralympic Games.

Together with the Federal Government, we are providing for a total capital expenditure of $7.1 billion for the Brisbane Games, to be delivered by the Games Venue and Legacy Delivery Authority.

In keeping with our Government’s response to the Sport Venue Review, the venues infrastructure program includes the upgrading of the Queensland State Athletics Centre, the refurbishment of the Gabba and Suncorp Stadium, and the construction of the Brisbane Arena.

Through this Budget, over $560 million is allocated to works that are now in procurement, including $42 million for the Brisbane Aquatic Centre, and $142 million for the Sunshine Coast Indoor Sports Centre.

ECONOMIC AND FISCAL UPDATE

In the face of persistent inflation and an uncertain global outlook, the fundamental strengths of the Queensland economy endure.

Queensland’s economic growth is forecast to strengthen from 2.3 per cent in 2022–23 to 3 per cent in both 2023–24 and 2024–25.

This growth will be driven by a rebound in exports as capacity constraints unwind and increased public final demand, reflecting our Government’s deliberate decision to continue to fund public infrastructure investment.

Once again, this Budget is about choices.

And the Miles Labor Government is choosing to stay the course, and to invest in Queensland’s future growth and prosperity.

With inflation forecast to finally start easing, growth in consumption is expected to recover to around pre-pandemic averages in 2026–27.

Queensland’s economy is projected to continue to grow solidly at 2 1⁄2 per cent in 2025–26, sustained by continuing growth in domestic activity as household consumption regains its strength.

For the first time in Queensland’s history, Gross State Product has exceeded half a trillion dollars.

That means the Queensland economy is larger than that of Finland, of Portugal or of New Zealand.

As Australia’s growth state, Queensland has been the engine, driving employment growth across Australia.

As at April 2024, Queensland had recorded the largest employment growth of any state or territory since March 2020, a total of 366,900 people.

That employment growth is equivalent to the entire population of the Sunshine Coast.

With inflation moderating, real wage growth is expected to continue across the forward estimates, further helping Queensland families deal with cost-of-living pressures.

Queensland’s place as the growth state of the Commonwealth has placed greater pressure on housing here than it has in any other jurisdiction.

That is the finding of Professor Hal Pawson from the University of New South Wales in his analysis done for the Queensland Council of Social Services.

Thankfully, the easing in the Commonwealth’s migration program is expected to take some pressure off housing supply in coming years.

FISCAL

After forecasting a deficit of almost $2.2 billion for the current 2023–24 financial year, the Miles Labor Government now expects to return an operating surplus of $564 million.

This surplus has been achieved through careful management of improved revenue, including royalties and taxes.

This estimated actual surplus represents Queensland’s third operating surplus in succession, but it is forecast to be the last in the current sequence.

For 2024–25, a deficit of $2.6 billion is forecast, a deficit that ensures we can help more Queensland families keep their budgets in balance.

If a deficit is the price to be paid to provide nation-leading cost-of-living relief, then that is a price we are willing to pay.

In 2024–25, growth in taxation revenue will be offset by an expected decline in royalties, and by expense measures including our record cost-of-living relief measures, and increased investments in housing, health and community safety.

The deficit is forecast to fall to $515 million in 2025–26.

A targeted $3 billion savings plan, over 4 years, to 2027–28, will be applied, to ensure returns to surplus from 2026–27.

Despite these 2 forecasts deficits, Queensland remains well positioned compared to our peers, as the projected net debt to revenue metric for 2023–24 has fallen materially over recent budgets.

Queensland’s 2024–25 estimated net debt to revenue ratio of 31 per cent compares very favourably to our peers, given that the same ratio is 88 per cent for New South Wales and 163 per cent for Victoria.

Queensland’s credit ratings are all stable, with S&P Global and Fitch at AA+, and Moody’s at Aa1.

That stable outlook is the recognition by ratings agencies that Queensland, under the Miles Labor Government, will continue to be able to service its borrowings.

In the fiscal Olympics, as the 2032 host, Queensland holds a higher credit rating than this year’s host, France.

CONCLUSION

Speaker, this first Budget of the Miles Labor Government sets out our fully costed, fully detailed, and fully accountable plan for the next 4 years.

It delivers what Queenslanders deserve.

And Queenslanders deserve nothing less than unprecedented action on cost-of-living.

This Budget answers the questions about how our Government would proceed over the next 4 years.

As comprehensive as this Budget is, it is not the final word on what happens next to Queensland.

So let me end where I began.

With the choice facing Queenslanders.

It is no secret that on 26 October, Queenslanders face a choice.

Queenslanders will be asked to make a choice about their future, not to express an opinion about the past.

This Budget makes clear the values and the plans that the Miles Labor Government will be putting forward, when Queenslanders are asked to make that choice.

Queenslanders deserve nothing less from anyone who seeks to lead our great state.

Queensland Budget 2024–25 Budget Speech Budget Paper No.1

DOING WHAT MATTERS FOR QUEENSLAND QUEENSLAND BUDGET 2024-25

BUDGET STRATEGY AND OUTLOOK

BUDGET PAPER NO. 2

2024-25 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

Service Delivery Statements

Appropriation Bills

Budget Overview

Regional Action Plans

First Nations acknowledgement

Queensland Treasury acknowledges Aboriginal peoples and Torres Strait Islander peoples as the Traditional Owners and custodians of the land. We recognise their connection to land, sea and community, and pay our respects to Elders past, present and emerging.

© The State of Queensland (Queensland Treasury) 2024

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In essence, you are free to copy, communicate and adapt this publication, as long as you attribute the work to the State of Queensland (Queensland Treasury).

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© The State of Queensland (Queensland Treasury) - 2024–25 Queensland Budget

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Budget Strategy and Outlook

Budget Paper No. 2

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Budget Strategy and Outlook 2024–25

State Budget

2024–25

Budget Strategy and Outlook

Budget Paper No. 2

Budget Strategy and Outlook 2024-25

Contents

Overview		1
Economic outlook		3
Fiscal outlook		5

1	Budget priorities and economic strategy	8

1.1	Our strong economy – laying a platform for growth and prosperity	9
1.2	Addressing cost-of-living challenges and delivering more homes for Queenslanders	15
1.3	Delivering better services and supporting stronger, safer communities	23
1.4	Foundations for future success	24
1.5	Delivering Queensland’s Big Build program	26
1.6	Investing in skills and training	29

2	Economic performance and outlook	31

2.1	International conditions	32
2.2	National conditions	35
2.3	Key assumptions	37
2.4	Queensland conditions and outlook	37
2.5	Risks to the outlook	66

3	Fiscal strategy and outlook	69

3.1	Fiscal outlook	70
3.2	Key fiscal aggregates	77

4	Revenue	92

4.1	2023–24 Estimated actual	93
4.2	2024–25 Budget and outyears	93

Budget Strategy and Outlook 2024-25

4.3	Revenue initiatives	97
4.4	Revenue by operating statement category	101

5	Expenses	132

5.1	2023–24 Estimated actual	132
5.2	2024–25 Budget and outyears	133
5.3	Expenses by operating statement category	134
5.4	Operating expenses by purpose	141

6	Balance sheet and cash flows	142

6.1	Overview	143
6.2	Balance sheet	143
6.3	Cash flows	150

7	Intergovernmental financial relations	151

7.1	Federal financial arrangements	151
7.2	Australian Government funding to states and territories	153
7.3	Australian Government funding to Queensland	155
7.4	Payments to Queensland for specific purposes	157
7.5	State-local government financial relations	161

8	Public Non-financial Corporations Sector	165

8.1	Context	166
8.2	Finances and performance	174

9	Uniform Presentation Framework	182

9.1	Context	182
9.2	Uniform Presentation Framework financial information	182
9.3	General Government Sector time series	192

Budget Strategy and Outlook 2024-25

9.4	Other General Government Sector Uniform Presentation Framework data	194
9.5	Contingent liabilities	198
9.6	Background and interpretation of Uniform Presentation Framework	198
9.7	Sector classification	199
9.8	Reporting entities	200

Appendix A: Concessions statement		204

Focus		208
Explanation of scope		208
A.1 Concessions summary		209
A.2 Concessions by agency		210
A.3 Concessions by government-owned corporation		238

Appendix B: Tax expenditure statement		240

Context		240
Methodology		240
The tax expenditure statement		241
Discussion of individual taxes		244

Appendix C: Revenue and expense assumptions and sensitivity analysis		249

Taxation revenue assumptions and revenue risks		250
Royalty assumptions and revenue risks		251
Parameters influencing Australian Government GST payments to Queensland		252
Sensitivity of expenditure estimates and expenditure risks		252

Appendix D: Fiscal aggregates and indicators		254

Budget Strategy and Outlook 2024-25

Overview

Queensland’s economic performance continues to be highlighted by stronger than national economic growth and nation-leading jobs growth, while challenged by an unprecedented increase in the population and global inflationary pressures.

The Queensland Government, through the 2024–25 Budget, is continuing to address immediate cost-of-living challenges facing Queenslanders, while also making significant additional investments to accommodate the rapid population growth and position the state for longer-term growth and prosperity.

This includes significant new and expanded cost-of-living relief for all Queensland households, and additional support for more vulnerable Queenslanders.

As population growth continues to drive demand for infrastructure and government services, the government is continuing to make substantial additional investments in essential services such as health and education, building stronger and safer communities, and strengthening the foundations that support positive life outcomes and the overall wellbeing of young Queenslanders across the state. Population growth has particularly challenged housing supply and affordability across the state, warranting a particular focus with a range of targeted initiatives and funding support.

Investments in productivity-enhancing infrastructure will continue to directly underpin Queensland’s economic growth opportunities while helping to increase overall living standards.

The government also continues to invest significantly in targeted skills and training initiatives to increase the capacity of the workforce to respond to future economic challenges.

Addressing cost-of-living challenges and delivering more homes for Queenslanders

The 2024–25 Budget cost-of-living measures are responding to the pressures confronting Queensland households arising from a unique set of circumstances.

In 2024–25, the government is providing a record $11.218 billion in concessions, an increase of 31.1 per cent compared with 2023–24.

The government is providing $3.739 billion in new and expanded measures in 2024–25 to support Queenslanders in tackling cost-of-living challenges.

Through the Cheaper Power (Supplementary Appropriation) Bill 2024, the government resolved to provide $2.267 billion in urgent cost-of-living relief through electricity rebates.

The $1,300 Cost of Living Rebate will be automatically credited to electricity bills for all Queensland households in 2024–25, consisting of an upfront $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate paid in quarterly instalments from the Australian Government.

Around 205,000 eligible Queensland small businesses will also continue to receive $650 off their electricity bills in 2024–25, co-funded by the Queensland and Australian Governments.

These temporary elevated levels of assistance are helping households meet these immediate pressures. The cost-of-living pressures will ease as inflation falls, real wages continue to grow,

Budget Strategy and Outlook 2024-25

significant Australian Government income tax cuts are delivered from 1 July 2024, and interest rates in time begin to fall.

To address ongoing pressures in the state’s housing system, the government is implementing its housing plan, Homes for Queenslanders, backed by an investment of over $3 billion. This represents a significant uplift on top of the already major investment in social and affordable housing, with total investment by the government in social housing and infrastructure increasing to $1.125 billion in 2024–25.

Delivering better services and supporting stronger, safer communities

Unprecedented population growth is driving extraordinary demand for core government services. The 2024–25 Queensland Budget aims to support these services through substantial investments and additional funding in key areas such as health and community safety.

This includes a record Queensland Health total operating budget of $26.710 billion in 2024–25, as well as additional funding of $247.9 million over 5 years to improve women’s health outcomes and experience of the healthcare system under the $1 billion Queensland Women and Girls’ Health Strategy 2032.

The government’s evidence-based Community Safety Plan for Queensland commits an extra $1.28 billion over 5 years for community safety measures across 5 key pillars: supporting victims; delivering for our frontline; detaining offenders; intervening when people offend; and preventing crime before it occurs.

Foundations for future success

The Budget is investing in young Queenslanders and the state’s future workforce through significant investments in education and training, and prevention and early support initiatives.

This includes total funding of $22.801 billion for education and training in 2024–25, and the $502 million Putting Queensland Kids First package to support children from their earliest years of life. This funding will ensure every Queensland child and family has the best possible opportunities for a great life.

By supporting the education, development and growth of young Queenslanders, the government’s investments will help drive sustained economic participation, productivity and income growth, and increased standards of living over time.

Delivering Queensland’s Big Build program

The record increase in the population and driving diversification of the Queensland economy requires continued investments in critical social and economic infrastructure.

The government’s flagship Big Build Program is meeting the demand of the larger population, while supporting the state’s ongoing economic and energy transformation.

The government is investing $107.3 billion over the 4 years to 2027–28 in new and ongoing health, transport, education, housing and energy transformation projects. The Big Build is improving the sustainability and liveability of Queensland’s communities and regions.

The Big Build, which includes $27.1 billion in 2024–25, is helping to drive the growth of Queensland’s traditional and emerging industries and create more jobs across the state. $18.568 billion or 68.5 per cent of the capital program is being invested outside the Greater

Budget Strategy and Outlook 2024-25

Brisbane region. The capital program is supporting around 72,000 direct jobs in 2024–25, with 50,000, or 69 per cent, of these jobs located outside of the Greater Brisbane region.

Delivery of productivity-enhancing economic and social infrastructure will help lower price pressures over the long term by reducing the cost of doing business and improving connectivity and labour mobility. In addition, the government’s Queensland Energy and Jobs Plan charts an infrastructure investment pathway to 2035 that will deliver clean, reliable, and affordable energy.

Economic strategy – laying the platform for growth and prosperity

By investing in the key enablers of growth, as outlined in the government’s overarching economic strategy, the Budget maintains the government’s focus on growing a more sustainable and diversified economy that is resilient, productive, competitive and able to respond to future opportunities and challenges.

The government’s investments in these key enablers of growth continue to support the ongoing transformation of the Queensland economy, as well as attracting new private sector investment opportunities across an increasingly diversified and decarbonised industrial base.

Economic outlook

Queensland’s economic growth is forecast to strengthen from 2.3 per cent in 2022–23 to 3 per cent in both 2023–24 and 2024–25, driven by a substantial rebound in exports, in part due to an unwinding of capacity constraints, and continued strong growth in public infrastructure spending.

Household budgets continue to be constrained by higher mortgage rates and other cost-of-living pressures, which have resulted in slower consumption growth in 2023–24. However, growth in consumption is expected to recover to around pre-pandemic averages in 2025–26.

Queensland’s economy is projected to continue to grow solidly at 2 1⁄2 per cent in 2025–26, sustained by continuing growth in domestic activity as household consumption strengthens.

Budget Strategy and Outlook 2024-25

Overview Table 1    Queensland economic forecasts/projections1

	Actuals	Forecasts			Projections
	2022–23	2023–24	2024–25	2025–26	2026–27	2027–28
Gross state product[2]	2.3	3	3	2 1⁄2	2 1⁄4	2 1⁄4
Employment	3.7	2 3⁄4	1 1⁄2	1	1 1⁄4	1 1⁄2
Unemployment rate[3]	3.7	4 1⁄4	4 1⁄2	4 3⁄4	4 3⁄4	4 3⁄4
Inflation[4]	7.3	4	2	3 1⁄4	2 1⁄2	2 1⁄2
Wage Price Index	3.6	4 3⁄4	3 3⁄4	3 1⁄2	3 1⁄4	3
Population	2.4	2 1⁄2	1 1⁄2	1 1⁄2	1 1⁄4	1 1⁄4

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	Chain volume measure (CVM), 2021–22 reference year.
3.	Per cent, year-average.

4.	Brisbane, per cent, year-average.

Sources: ABS Annual State Accounts, National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

Queensland continues to enjoy exceptionally strong labour market conditions. As of April 2024, Queensland had recorded the largest employment growth of any state or territory since March 2020 at 366,900 persons.

The state’s unemployment rate averaged 3.7 per cent in 2022–23, its lowest year-average unemployment rate since ABS monthly data began in 1978. As tightness in the labour market continues to unwind gradually, the unemployment rate is expected to edge slightly higher over the forward estimates period but remain low by historical standards.

Following strong wages growth in 2023–24, Queensland’s Wage Price Index is expected to continue to grow solidly, with ongoing real wage growth expected across the remaining years of the forecast period.

Inflationary pressures eased significantly during 2023. This has largely been due to a marked slowing in goods inflation, whereas services inflation has been more persistent.

Importantly, the Queensland Government’s substantial cost-of-living relief measures, when combined with the Australian Government measures, are estimated to cumulatively reduce Brisbane’s headline Consumer Price Index growth in 2024–25 by around 1 1⁄4 percentage points, reducing CPI growth to 2 per cent.

Population growth, after reaching unexpected highs in 2022–23 and 2023–24, is expected to moderate in line with a significant easing in the Australian Government’s overseas migration program. However, there remain backlogs in housing and infrastructure to catch up with this population increase.

Global geopolitical tensions remain a key risk to the economic outlook. This includes the ongoing war in Ukraine as well as the ongoing risk of an escalation in the conflict in the Middle East, which could impact on oil prices as well as threaten global trade routes.

Budget Strategy and Outlook 2024-25

Global supply chain disruptions have generally eased, but labour supply shortages remain a problem, especially in the construction industry, where the rate of company failures remains relatively elevated compared with other industries. Combined with the ongoing shortages of skilled labour, this poses risks in terms of the capacity of the construction industry to meet the expected demand for housing, business and public sector investment.

Fiscal outlook

Fiscal capacity is being deployed to support Queenslanders with additional spending measures responding to immediate, but temporary challenges. Investment is focussed on delivering cost-of-living relief, along with services and infrastructure to clear demand backlogs in the short term, with longer term investment in long-lived transformational recurrent and capital spending programs.

Since the 2023–24 Budget the net operating position for 2023–24 has improved from a $2.182 billion deficit to a surplus of $564 million. This is being delivered though careful management of revenue improvements, some of which has been prioritised to fund $2.267 billion of electricity bill support as part of a record $3.739 billion cost-of-living package for Queenslanders.

This surplus represents the third consecutive operating surplus and follows a record surplus of $13.9 billion in 2022–23.

In 2024–25, a deficit of $2.631 billion is forecast, compared to a surplus of $135 million in the 2023–24 Budget. This change reflects a very significant response from government to prioritise the provision of elevated cost-of-living support when the community most needs it, as well as boosting health, housing and community safety measures in response to unprecedented and stronger than expected population growth.

Revenue growth is forecast to remain relatively flat in 2025–26 as coal prices continue to unwind, before returning to solid growth in 2026–27 and 2027–28, driven by growth in taxation revenue and GST.

From 2025–26 as temporary relief measures are wound back, Queensland’s net operating position is expected to improve. Compared to 2024–25 the deficit improves to a forecast $515 million in 2025–26. Surpluses of $0.9 billion and $2 billion are then forecast for 2026–27 and 2027–28 as revenue growth returns and expenses are managed within available resources.

The recovery in the net operating balance profile is also underpinned by a commitment to savings of $3 billion over 4 years to 2027–28, which represents a renewal of the government’s successful 2020 Savings and Debt Plan.

The capital program continues to respond to population growth and priority areas and strategically position Queensland to maintain a strong and diverse economy into the future and meet the needs of a growing population. This includes a large component of transformative infrastructure investment such as boosting health system capacity, decarbonisation of the state’s energy system, preparing for the Brisbane 2032 Olympic and Paralympic Games, Homes for Queenslanders, and major transport infrastructure investment such as Direct Sunshine Coast Rail.

Budget Strategy and Outlook 2024-25

The total capital program is now projected to be $107.3 billion over the four years to 2027–28 compared to the projected $96.2 billion over the four years to 2026–27 at the 2023–24 Budget Update. However, the annual capital program is expected to peak in 2025–26 at $29.4 billion before moderating to $23.7 billion by 2027–28, representing a 19 per cent reduction over that period.

The moderation reflects several factors including the clearing of an infrastructure backlog that arose from unprecedented population growth. There is also a greater degree of flexibility with medium term capital scheduling given the spending profile of significant programs such as the hospital capital expansion program, the completion of large projects such as Cross River Rail and the decline in capital works being funded under the disaster recovery arrangements as projects are completed.

The total expenditure on Olympics venues over the forward estimates makes up just 3 per cent of the Big Build.

The increase in the four-year capital program means the government’s debt profile has shifted up since the 2023–24 Budget Update. General Government borrowings are now expected to reach around $103.2 billion in 2026–27, which is $6.5 billion higher than in the 2023–24 Budget Update. However, as the peak in capital spending in 2025–26 passes there is a clear moderation in the general government debt burden trajectory. This leaves Queensland well positioned relative to its peers.

Budget Strategy and Outlook 2024-25

Overview Table 2	Key fiscal aggregates[1]

	2022–23	2023–24	2023–24	2024–25	2025–26	2026–27	2027–28
	Outcome	Budget	Est. Act.	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Revenue	89,810	82,079	89,059	88,107	88,717	90,670	95,332
Expenses	75,880	84,261	88,495	90,738	89,232	89,783	93,305
Net operating balance	13,930	(2,182)	564	(2,631)	(515)	887	2,027
PNFA[2]	9,899	9,347	11,061	12,831	14,485	14,577	12,763
Fiscal balance	8,092	(6,716)	(5,717)	(10,790)	(9,547)	(7,341)	(4,054)
Borrowings[3]	53,726	65,479	61,958	77,118	91,507	103,221	111,383
Net debt	2,615	16,190	12,223	27,407	40,552	52,076	59,831

Notes:

1.	Numbers may not add due to rounding.
2.	PNFA: Purchases of non-financial assets.
3.	Comprised of borrowing with QTC, leases and similar arrangements and securities and derivatives line items in the Balance Sheet.

Budget Strategy and Outlook 2024-25

1	Budget priorities and economic strategy

Features

•	Queensland’s strong overall economic performance continues to be highlighted by stronger than national economic growth and nation-leading jobs growth.

•

However, household budgets have come under significant pressure from escalating costs, especially for essentials such as housing and food. Queenslanders are also looking to the government to further enhance health services and improve community safety.

•	A record and stronger than expected post-COVID-19 population increase has ramped up demand for housing and infrastructure, and government services such as health.

•	A strong economy, positioned for the future, will provide the capacity to afford the improved services the community requires.

•

The 2024–25 Queensland Budget is providing a record $11.218 billion in concessions in 2024–25, an increase of 31.1 per cent compared with 2023–24. The Budget is delivering substantial cost-of-living relief, including a $1,300 electricity bill rebate in 2024–25 for all Queensland households. This is part of the government’s commitment to $3.739 billion in new and expanded cost-of-living measures in 2024–25 to support Queenslanders in tackling cost-of-living challenges.

•

To address record demand for new housing from unprecedented levels of population growth, the government is implementing its housing plan, Homes for Queenslanders, backed by an investment of over $3 billion, which represents a significant uplift on top of the already major investment in social and affordable housing. Total investment by the government for social and affordable housing infrastructure is $1.125 billion in 2024–25.

•

The Budget further highlights the government’s strong commitment to support healthy, strong and safe communities, including record health funding of $26.710 billion in 2024–25, as well as over $1 billion in initiatives over the next 5 years for the Queensland Women and Girls’ Health Strategy 2032 to improve women’s health outcomes and experience of the healthcare system.

•

The government’s evidence-based Community Safety Plan for Queensland commits an extra $1.28 billion over 5 years for community safety measures across 5 key pillars: supporting victims; delivering for our frontline; detaining offenders; intervening when people offend; and preventing crime before it occurs.

•

The Budget is investing in young Queenslanders and the state’s future workforce though significant investments in education and training, and prevention and early support initiatives. This includes total funding of $22.801 billion in 2024–25 for education and training, and the $502 million Putting Queensland Kids First early support package to support children from their earliest years of life and direct resources, services and supports to give every Queensland child and family the best possible opportunities for a great life.

•	The 2024–25 Budget also maintains the government’s focus on investing in the key enablers of economic growth, as identified in its overarching economic strategy, to support

Budget Strategy and Outlook 2024-25

the state’s ongoing transformation to a more sustainable, diversified and low carbon economy that is resilient, productive, competitive and able to respond to future opportunities and challenges.

•

The ongoing delivery of the government’s Big Build capital program, with investment of $107.3 billion over the 4 years to 2027–28, will continue to support Queensland’s energy and economic transformation, enhance productivity and competitiveness, and improve the sustainability and liveability of communities across the state.

•

In 2024–25, the government will invest $27.1 billion in capital, directly supporting around 72,000 jobs. Of this capital program, $18.568 billion will be invested outside of the Greater Brisbane region, supporting around 50,000 jobs.

•

The government also continues to invest in targeted skills and training initiatives to support a flexible and productive workforce both now and in the future. This includes funding of more than $1.5 billion in 2024–25, as well as the ongoing implementation of key actions under the Good people. Good Jobs: Queensland Workforce Strategy 2022–2032.

1.1	Our strong economy – laying a platform for growth and prosperity

Against a backdrop of risks in terms of global economic conditions, Queensland’s strong economic performance since the COVID-19 pandemic is continuing to drive growth and employment opportunities across the state.

Chart 1.1 – Employment growth, Queensland and Rest of Australia1

Note:

1.	Trend, monthly, index.

Source: ABS Labour Force.

Budget Strategy and Outlook 2024-25

This is reflected in Queensland’s exceptionally strong labour market performance, which has resulted in employment growth in Queensland as of April 2024 of 14.3 per cent (or 366,900 persons) since March 2020, well above the growth in the rest of Australia (9.7 per cent) and the strongest of any state or territory over this period.

Queensland has also experienced historically low unemployment rates across the state, including in many areas of regional Queensland.

The state’s overall unemployment rate averaged 3.7 per cent in 2022–23, the lowest year-average unemployment rate since ABS monthly records began in 1978.

Queensland’s traditional export industries, including mining, agriculture and tourism, continue to be important contributors to the state’s economy and its regions.

The agriculture, forestry and fishing industry has performed strongly in recent years, with real output growing by an average of 17.0 per cent per annum over the past 3 years. In nominal terms, the industry contributed $12.9 billion to Queensland’s economy in 2022–23, while in the year ended March quarter 2024, there were 68,000 people employed in the industry, 14.4 per cent higher than the corresponding previous year.

Nominal agriculture exports rose by 7.3 per cent to $14.8 billion in 2023, driven by increased beef and sorghum exports. This follows strong growth in the previous year, where the value of agriculture exports rose by 26.5 per cent, driven by higher prices and favourable weather conditions which aided increased exports of cotton and crops.

The state’s tourism sector has also rebounded strongly from the impacts of the COVID-19 pandemic and related border closures. The latest data from Tourism Research Australia show direct tourism gross value added in Queensland was worth $14.2 billion in 2022–23, a 62 per cent increase on 2021–22 and 13 per cent above the pre-COVID-19 level in 2018–19.

The Queensland resources sector is supporting strong labour market outcomes and driving ongoing economic growth, as it remains buoyed by elevated global commodity prices.

The elevated commodity prices seen in recent years, particularly for coal, have provided Queensland’s resources industry with a substantial boost in revenues and profitability. ABS data show that across the period from July 2021 to March 2024, Queensland’s coal industry benefitted from an additional $88 billion in export revenues compared with the same period just three years earlier (i.e. July 2018 to March 2021).

Queensland’s new progressive royalty tiers, announced in the 2022–23 Queensland Budget, are ensuring that Queenslanders are receiving a fair share of this windfall, reflecting an appropriate return on their valuable and non-renewable resources.

Coal prices are expected to continue to decline over the next 18 months. The premium hard coking coal spot price fell sharply in March 2024, from US$314 per tonne at the end of February to US$243 per tonne at the end of April. This reflected a decline in steel demand in China and India and improving supply conditions. Looking forward, as supply conditions continue to normalise, the hard coking coal spot price is expected to continue to moderate towards medium-term fundamentals.

Budget Strategy and Outlook 2024-25

Accordingly, the revenue raised from the new tiers — which only take effect during periods of high prices — will decline over time. However, their continuing operation will ensure Queenslanders share appropriately in the prosperity from any unforeseen spikes in coal prices into the future.

The 2024–25 Queensland Budget continues the government’s commitment to reinvest the additional revenue received from the high global prices for the state’s resources directly back into Queensland communities.

More specifically, the increased fiscal capacity provided by the new progressive royalty tiers has enabled the government to continue to address the immediate cost-of-living challenges facing Queenslanders and invest in the necessary foundations for long-term economic growth and prosperity, such as the Queensland Energy and Jobs Plan (QEJP).

In particular, this year’s Budget includes a commitment to $3.739 billion in new and expanded measures in 2024–25 to support Queenslanders in tackling cost-of-living challenges. This includes a $1,300 Cost of Living Rebate on electricity bills for all Queensland households in 2024–25, consisting of a $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate from the Australian Government.

The 2024–25 Budget cost-of-living measures are responding to the pressures confronting Queensland households arising from a unique set of circumstances. These pressures will ease as inflation falls, real wages continue to grow, significant Australian Government income tax cuts are delivered from 1 July 2024, and interest rates in time begin to fall. Further details on the government’s cost-of-living measures are included in Box 1.1.

The government has also committed to substantial additional investments to enhance delivery of essential services such as health and education and to build stronger, safer communities across the state. This includes implementation of government policies such as the Queensland Women and Girls’ Health Strategy 2032, the Community Safety Plan for Queensland, the Putting Queensland Kids First early support package, and the Free Kindy program.

This substantial support and investment will help ensure all Queenslanders can participate in, and benefit from, Queensland’s growing economy and enjoy enhanced quality of life delivered through increased economic and employment opportunities.

Through the ongoing implementation of the government’s economic strategy, the Budget maintains the government’s focus on growing a more sustainable and diversified economy that is resilient, productive, competitive and able to readily respond to future opportunities and challenges, including the ongoing decarbonisation of the global economy.

As well as underpinning Queensland’s recent economic success, the government’s investments in key enablers of growth continue to support the broader transformation of the Queensland economy. These investments are positioning the state as a highly dynamic and competitive investment location and attracting new private sector investment opportunities across an increasingly diversified and decarbonised industrial base.

Of note, this includes the ongoing implementation of industry and workforce strategies, including the QEJP, Queensland Resources Industry Development Plan, Queensland Critical Minerals Strategy, Queensland Trade and Investment Strategy 2022–2032, and the Queensland New-Industry Development Strategy.

Budget Strategy and Outlook 2024-25

The government also continues to invest in innovation and skills development to support ongoing growth, including through the Advance Queensland – Innovation for a Future Economy 2022–2032 Roadmap, Our Thriving Digital Future: Queensland’s Digital Economy Strategy, and the Good people. Good jobs: Queensland Workforce Strategy 2022–2032.

In line with the government’s focus on fostering innovation and skills, the Queensland and Australian Governments are investing approximately $465 million each to partner with PsiQuantum and make a major breakthrough in Australia’s quantum computing capabilities.

On the back of this investment, PsiQuantum will build the world’s first commercial-scale fault tolerant quantum computer, establish its Asia-Pacific headquarters and regional hub in Brisbane, and provide opportunities for advanced manufacturing, advanced technology supply chains and higher education to the Australian quantum ecosystem. With applications across health and pharmaceuticals, chemicals, energy, security, and food production, quantum computing will tackle some of the most urgent challenges faced by society.

The investment of $89.7 million over 5 years to develop and deliver the Quantum and Advanced Technologies Strategy, released in October 2023, and the Queensland Quantum Academy, has the potential to leverage billions of dollars in direct investment by the company and will create up to 400 new highly skilled ongoing jobs.

By delivering these ongoing and new initiatives, the government is facilitating the development of emerging industries that are anticipated to play an increasingly important role in the state’s economy, while also supporting traditional industries such as mining, agriculture and tourism, which will still continue to drive significant levels of economic activity and growth into the future.

Underpinning the ongoing transformation of the Queensland economy to a clean future are the Clean Economy Jobs Act 2024 and Energy (Renewable Transformation and Jobs) Act 2024 which enshrines the changes to Queensland’s energy grid into law.

The state’s legislated emissions reduction targets of 30 per cent below 2005 levels by 2030, 75 per cent below by 2035 and net zero by 2050 work in tandem with legislated renewable energy targets, 50 per cent renewable energy by 2030, 70 per cent by 2032 and 80 per cent by 2035. Together they drive direct action on climate change, support job creation and give local and international investors the confidence to invest in Queensland.

Queensland’s economy is more emissions-intensive than the rest of Australia due to its economic structure. Despite this, Queensland is successfully managing the decarbonisation of its key sectors and reducing emissions.

The latest 2022 Australian Government emission data show Queensland’s annual emissions have fallen by 67.8 million tonnes of carbon dioxide equivalent since 2005, more than any other state or territory. This translates to a 35 per cent reduction on 2005 levels and means that Queensland has not just met its 2030 emissions reduction target of 30 per cent 8 years early but has also overachieved by an additional 5 percentage points.

Between 2005 and 2022, while delivering the biggest reduction in emissions of any jurisdiction, Queensland’s economy grew by 63 per cent and employment grew by almost 42 per cent.

Consistent with the government’s economic strategy, the Clean Economy Jobs Act 2024 sets out a pathway to decarbonisation that will support jobs in the state’s traditional industries, while

Budget Strategy and Outlook 2024-25

simultaneously unlocking investment in new industries including renewables manufacturing, critical minerals, hydrogen and sustainable aviation fuel.

The Energy (Renewable Transformation and Jobs) Act 2024 targets that underpin the QEJP are already driving investment in green industries across the state and will enhance Queensland’s competitiveness by delivering clean, reliable and affordable power. This significant transformation will support new investment, jobs and growth for generations.

Overall, the 2024–25 Queensland Budget is balancing both immediate and longer-term priorities. It is providing significant levels of additional but targeted temporary support to help ease the cost of living and address unprecedented growth in the population, while continuing to implement the necessary policies to drive the state’s transition towards a more competitive and diversified low-carbon economy.

Consistent with the government’s overarching objectives for the community, the 2024–25 Budget priorities and longer-term economic strategy are: directly supporting good, secure jobs across traditional and emerging industries; delivering even better services right across Queensland; and protecting and enhancing Queensland’s great lifestyle as it grows.

Budget Strategy and Outlook 2024-25

Budget Strategy and Outlook 2024-25

1.2	Addressing cost-of-living challenges and delivering more homes for Queenslanders

Despite the strength of the Queensland economy and labour market, the state’s households and businesses are continuing to deal with challenges associated with ongoing national and global cost-of-living pressures, and a record and unexpected increase in the population.

Between March 2021 and March 2024, consumer prices in Brisbane rose by 17.8 per cent. Housing, transport and food accounted for 10.5 percentage points of this increase while also comprising almost half of the consumption basket of an average Brisbane household.

Cost-of-living pressures are being felt across a wide range of Queensland households, including low-income households, renters and working households with a mortgage.

Higher interest rates continue to impact mortgagees, while tight rental market conditions are affecting affordability for households who rent.

The government remains committed to addressing these challenges by providing a record level of concessions to Queensland households and small businesses in 2024–25, including significant new and expanded cost-of-living relief for all Queensland households.

Box 1.1	Record cost-of-living relief for Queenslanders

The Queensland Government recognises the challenges that global and national cost-of-living pressures are causing for Queenslanders.

While the rate of inflation has started to moderate, elevated price levels for a range of goods and services are still putting pressure on household budgets across the country.

In 2024–25, the government is providing a record $11.218 billion in concessions to Queensland families and businesses, an increase of 31.1 per cent compared with 2023–24.

The government is providing $3.739 billion in new and expanded measures in 2024–25 to support Queenslanders in tackling cost-of-living challenges.

This comprises electricity bill rebates, lower public transport fares and motor vehicle registration costs, additional support for first home buyers, an increase in the value of and access to FairPlay vouchers, school and community food relief program, and food, emergency, and financial relief measures for vulnerable cohorts.

Electricity rebates

The 2024–25 Budget delivers $2.965 billion for additional electricity bill support to households and small businesses.

This is the most significant electricity bill support package announced by any state or territory.

Budget Strategy and Outlook 2024-25

As part of this package, all Queensland households will automatically receive $1,300 off their electricity bills in 2024–25. This consists of an upfront $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate paid in quarterly instalments from the Australian Government.

Vulnerable households will continue to receive the $372 Queensland Electricity Rebate, bringing total support for this cohort to $1,672 in 2024–25.

Around 205,000 eligible Queensland small businesses will also receive $650 off electricity bills in 2024–25, co-funded by the Queensland and Australian Governments.

Reducing transport costs through 50 cent public transport fares and a 20 per cent reduction in motor vehicle registration costs

Transport costs are a key component of household budgets, making up around 12 per cent of an average household’s consumption expenditure.

To help address these costs, in the 2023–24 Budget Update the Queensland Government announced a freeze in the registration fee and traffic improvement fee (TIF) components of motor vehicle registration costs in 2024–25 and froze public transport fare increases in 2024.

In the 2024–25 Budget, the government is providing further substantial relief to Queenslanders through cost-of-living measures that reduce transport costs.

•

$150 million in 2024–25 from lowering public transport fares to a flat fare of 50 cents per trip across the state from 5 August 2024 for 6 months. In addition to this initiative, the government is also providing half-price tickets on Airtrain services.

•

$435 million from a 20 per cent reduction in motor vehicle registration costs for all light vehicles for a 12-month period, which is scheduled to start appearing on renewal notices sent to customers from 5 August 2024. It is estimated that $399 million of benefit from this measure will be realised in the 2024–25 financial year, and the remaining $36 million in 2025–26.

The Queensland Government understands that keeping a vehicle on the road is a major household cost. The reduction will apply to the registration fee and the TIF for all light vehicles, regardless of purpose of use and will include motorcycles and trailers.

The reduction will benefit owners of around 5.7 million vehicles across the state.

Budget Strategy and Outlook 2024-25

Expanded FairPlay vouchers for Queensland families and children

Under Activate! Queensland 2019–2029, the Queensland Government delivers direct financial support via FairPlay vouchers to help Queensland children and young people aged 5 to 17 years to participate in sport and active recreation activities.

The FairPlay voucher provides relief to vulnerable households facing cost-of-living pressures and helps young Queenslanders to pursue a healthy lifestyle. This will deliver tangible economic and social dividends over many years to come.

Building on the success of these vouchers, the government has committed a further $33.5 million in 2024–25, bringing the total funding to $40 million in 2024–25. This will increase the maximum value of the FairPlay voucher from $150 to $200 and increase the number of vouchers available from 50,000 to up to 200,000.

Budget Strategy and Outlook 2024-25

Importantly, 50,000 vouchers will be guaranteed to the current target eligible cohort, with an additional 150,000 vouchers to be made available to all households.

Other cost-of-living support

The Budget also includes a range of other measures that will reduce costs and help provide essential support, including the supply of food, emergency relief and financial resilience services, for disadvantaged Queenslanders facing cost-of-living pressures.

•

$15 million in 2024–25 for the School and Community Food Relief Program. This initiative will assist children to access food relief from appropriate sources, ranging from subsidised lunches, breakfasts or tuckshop items. School food programs provide essential support to families as cost-of-living increases impact their ability to provide for their children.

•

An additional $3.3 million over two years from 2024–25 for food relief services delivered by OzHarvest and SecondBite. This significant additional investment recognises the vital role these organisations play in the food relief sector across Queensland.

•

$2.9 million over 4 years for Foodbank Queensland will allow increased warehousing space in Brisbane, as well as supporting increased food storage and supply through the establishment of a distribution point in North Queensland.

•

An additional $1.7 million in 2024–25 for Emergency Relief funding to allow for the continuation of increased provision of Emergency Relief in communities across Queensland, including through an additional 92 Neighbourhood Centres and into discrete First Nations communities.

•

A doubling of the funding to Queensland Meals on Wheels (QMoW), the peak body for Meals on Wheels services in Queensland, with the Queensland Government committing $1.2 million over 4 years to extend and increase QMoW’s funding to $300,000 per annum. This funding will also now be ongoing to enable greater support, guidance and coordination to be provided to the network of Meals on Wheels services across Queensland.

•

An additional $1.1 million in 2024–25 for the Queensland Financial Resilience Program, which will see this critical program continue through until 30 June 2025, delivering vital support to people experiencing financial hardship to improve their capacity to manage their personal finances.

Additional support for first home buyers

The government will be providing substantial additional support to a wider range of Queenslanders purchasing their first home by increasing eligibility thresholds for 2 key transfer duty concessions:

•	First home concession — eligibility will be extended to homes with a dutiable value up to $800,000, up from $550,000 currently

•	First home vacant land concession — eligibility will be extended to vacant land with a dutiable value up to $500,000, up from $400,000 currently.

Budget Strategy and Outlook 2024-25

These changes will increase the maximum value of the first home concession by $8,600 (to a total of $17,350) and the maximum value of the first home vacant land concession by $3,500 (to a total of $10,675).

It is estimated these measures will deliver additional tax relief to Queensland first home buyers of $90 million in 2024–25 and $360 million over the 4 years to 2027–28, with around 10,000 first home buyers across the state benefitting from the increased concessions each year.

An increase in the rate of additional foreign acquirer duty and land tax surcharge for foreign companies, trustees of foreign trusts, and absentees, will offset the cost of extending the first home buyer concessions.

Details of the funding being provided in the 2024–25 Queensland Budget for the new and expanded cost-of-living measures are outlined below in Table 1.1.

Table 1.1 – Additional cost-of-living relief provided to Queenslanders in 2024–25

Measure	Description	($ million)
Electricity bill support[1]	Cost of Living rebates for Queensland households and small businesses	2,965
Lower vehicle registration costs[2]	A 20 per cent reduction in registration costs for all light vehicles	399
	Rego freeze announced in 2023–24 Budget Update	66.7
Discounted public transport[3]	Reduction in all public transport fares to a flat fare of 50 cents per trip for a 6-month period	150
	Freeze in public transport fares announced in 2023–24 Budget Update	14.6
Additional support for first home buyers	Increase in eligibility thresholds for first home concession and first home vacant land concession	90
FairPlay vouchers	Additional funding to increase the value of FairPlay vouchers and the number of vouchers available (excluding SwimStart) for a 12-month period	33.5
School and Community Food Relief Program	Supporting food programs in schools and the community in 2024–25	15
Emergency relief providers	Continuation of funding arrangements for emergency relief providers to 30 June 2025	1.7
Queensland Financial Resilience Program	To ensure continuation of this important program to 30 June 2025	1.1
OzHarvest and SecondBite	Helping with the continuation of critical food recovery and distribution services across Queensland	1.1
Foodbank Queensland	To assist with warehousing and other operating costs	0.8

Budget Strategy and Outlook 2024-25

Queensland Meals on Wheels	Enabling greater support, guidance and coordination to be provided to the network of Meals on Wheels services across Queensland	0.3
Total*		$3,739

*Total is subjected to rounding.

Notes:

1.

The $2.965 billion benefit to households and small business in 2024–25 includes: $2.267 billion contribution from the Queensland Government for the $1,000 Cost of Living Rebate to all households ($2.2 billion) and $325 rebate for small businesses ($67 million); and $698.1 million from the Australian Government for an additional $300 electricity rebate to all households and $325 rebate for small business. Vulnerable households will continue to receive the existing $372 Queensland Electricity Rebate, which is estimated to cost an additional $248.5 million in 2024–25.

2.

The motor vehicle registration fee reduction applies to most types of motor vehicles, excluding nationally-regulated heavy vehicles, plate fees, miscellaneous fees, and other vehicle types (for example boats). The estimated benefits to these vehicle owners in 2024–25 includes: $399 million from a 20 per cent reduction in registration fees (with another $36 million in 2025–26); and $281.8 million over 4 years (including $66.7 million in 2024–25) due to a freeze in the registration fee and TIF components of motor vehicle registration costs announced in the 2023–24 Budget Update to be effective in 2024–25.

3.

Benefits to public transport users in 2024–25 include: $150 million in revenue foregone due to a flat 50 cent fare for 6 months commencing from 5 August 2024; and $14.6 million in revenue foregone due to a freeze in public transport fares in 2024 announced in the 2023–24 Budget Update.

A range of other existing government concessions have also been increased or expanded to help further address cost-of-living pressures for Queenslanders. Refer to Appendix A Concessions Statement for further details on the Queensland Government’s record $11.218 billion in concessions being provided in 2024–25.

The 2024–25 Budget is responding to the cost-of-living pressures confronting Queensland households arising from a unique set of circumstances.

These pressures will ease as inflation falls, real wages continue to grow, significant Australian Government income tax cuts are delivered from 1 July 2024, and interest rates in time begin to fall. Accordingly, these elevated levels of assistance are helping households meet these immediate pressures and are not ongoing.

The government is also prioritising housing supply and affordability across the state, including through the range of initiatives outlined in Homes for Queenslanders, aimed at ensuring that every Queenslander has a safe, secure and affordable place to call home.

As well as improving standards of living for individuals and families, access to affordable housing can support enhanced employment outcomes including greater labour mobility, while also helping to attract a skilled workforce and new investment opportunities.

Budget Strategy and Outlook 2024-25

Box 1.2	A fair and sustainable housing system for current and future generations of Queenslanders

Queensland’s housing system, like many others in Australia and around the world, continues to face significant pressure.

Record low interest rates, substantial government stimulus and a decrease in the average household size during the pandemic, followed by a strong rebound in population growth — particularly migration from interstate and overseas — has driven a surge in demand for housing in Queensland in recent years.

Supply of housing has not kept pace with increasing demand, with ongoing constraints on construction activity stemming from pandemic-related material and labour shortages, poor weather and flooding, and construction company insolvencies. This ongoing shortage of housing supply relative to demand has driven strong dwelling and rent price growth, and low vacancy rates across the state.

These market issues reflect fundamental supply constraints, particularly in skilled labour and construction capacity, rather than a shortage of investor appetite or land.

In response to these challenges, the Queensland Government is implementing the Homes for Queenslanders (HFQ) plan. Backed by an investment of over $3 billion, it sets out a target of delivering one million new homes by 2046, including 53,500 new social homes.

HFQ is a whole-of-system housing plan designed to help enhance housing supply, address homelessness and improve planning and development outcomes. This includes a substantial uplift in funding for social housing capital delivery, homelessness responses and the release of a Disability Housing Action Plan to support the most vulnerable people in Queensland. The government has also announced a temporary doubling of the Queensland First Home Owner Grant from $15,000 to $30,000, effective until 30 June 2025, to support Queenslanders who wish to purchase their own new home.

The government has strengthened renters’ rights through the introduction of the Residential Tenancies and Rooming Accommodation and Other Legislation Amendment Act 2024, which includes applying the annual rent increase frequency limit to a rental property rather than tenancy, to give a fairer go to Queenslanders who rent.

All of these policies represent a significant uplift on top of the already major investment into social and affordable housing that the government has previously announced. The 2024–25 Queensland Budget provides funding of $1.125 billion for social and affordable housing infrastructure across Queensland.

In the 2024–25 Budget, the government is providing further substantial support to address housing affordability challenges, in particular for first home buyers.

Budget Strategy and Outlook 2024-25

To help a wider range of Queenslanders purchase their first home, the government is increasing eligibility thresholds for two key transfer duty concessions — the first home concession and the first home vacant land concession.

•

First home concession — Eligibility will be extended to properties valued up to $800,000 up from $550,000 currently. The changes mean that a first home buyer will pay no duty on homes valued up to $700,000 (up from $500,000 currently) and will receive a partial concession for properties valued between $700,000 and $800,000.

•

First home vacant land concession — Eligibility will be extended to land valued up to $500,000, up from $400,000 currently. The changes mean that a first home buyer will pay no duty on land on which they build their home valued up to $350,000 (up from $250,000 currently) and will receive a partial concession for land valued between $350,000 and $500,000.

These changes represent a substantial increase in the support available to Queensland’s first home buyers and could save a first home buyer as much as $17,350 if purchasing a home or $10,675 if purchasing vacant land on which to build their home. In total, the changes are estimated to help around 10,000 Queenslanders per year get into their first home sooner. Further information on this important measure is provided in Box 4.2 in Chapter 4.

The transfer duty revenue foregone due to these revenue reforms will be offset by increases in surcharges applying to foreign buyers and owners of property in Queensland.

Further to this, substantial investment is being made to unlock land supply. The government has already invested more than $359 million since 2015 in infrastructure to support Queensland’s growing areas through the Catalyst Infrastructure Fund, and the Building Acceleration and Growth Acceleration Funds. This has unlocked more than 25,000 new lots across South East Queensland.

Additionally, the government is progressing a range of key changes to planning regulation to help facilitate increased housing supply, including updating targets in regional plans, while also using priority development areas to deliver additional and affordable housing.

The Housing Availability and Affordability (Planning and other Amendment) Act 2024 further aims to reduce barriers to supply, enabling the Planning Minister to acquire land for essential infrastructure required to increase affordable housing supply. The Bill also introduces a new state facilitated and streamlined application process for affordable housing development that is an identified priority for the state, subject to meeting statutory criteria.

Queensland is also working with the Australian Government to support housing supply, including through the Social Housing Accelerator Payment, the Housing Australia Future Fund and being the first state to introduce referral legislation to Parliament to support the Australian Government’s Help to Buy shared equity program.

On 31 May 2024, Queensland signed a new 5-year National Agreement on Social Housing and Homelessness commencing 1 July 2024. The agreement will provide funding to contribute to the effective operation of Australia’s social housing and homelessness services and help those people who are at risk or are experiencing homelessness.

Budget Strategy and Outlook 2024-25

1.3	Delivering better services and supporting stronger, safer communities

The Queensland Government’s significant ongoing investment in the delivery of essential services aims to address unprecedented demand from unexpected levels of population growth, while underpinning improved social and economic outcomes across the state over both the short and long term.

The 2024–25 Budget supports the government’s commitment to meet growing demand, including through substantial investments and additional funding in key areas such as health, education and community safety.

The range of commitments outlined in the Budget to enhance delivery of these critical services will directly support improved living standards, facilitate greater participation in the economy, strengthen the resilience and liveability of communities across the state, and ultimately enhance the prosperity and wellbeing of all Queenslanders both now and into the future.

1.3.1	Investing in essential health services

The state’s world-class health system is continuing to support a healthy, active and productive Queensland, despite significant challenges to its capacity from unprecedented levels of population growth and an ageing and increasingly diverse population base.

Improving health outcomes through the provision of reliable and accessible quality health services delivers significant social and economic benefits for individuals and the community. It facilitates enhanced economic outcomes through improvements in workforce participation and productivity. As Queensland’s strong economic recovery from the COVID-19 pandemic demonstrated, the state’s economic performance is directly linked with the health and wellbeing of Queenslanders. The Budget includes a record Queensland Health total operating budget of $26.710 billion in 2024–25, including a $4.393 billion uplift to health funding across the forward estimates to meet demand and cost pressures in the health and hospital sector.

Reflecting the importance of health to economic, social and cultural participation, the government is also providing an additional $247.9 million over 5 years to address gender-based health inequity, rectifying disinvestment and underinvestment in women and girls’ health.

With this new funding, and combined with funding for existing services, the Queensland Government will spend more than $1 billion over the next 5 years to target and provide activities and services that focus on women’s health and wellbeing through the Queensland Women and Girls’ Health Strategy 2032 and Investment Plan.

The Strategy seeks to improve women’s access to and experience of the healthcare system. Initiatives aim to address existing health inequities, provide enhanced gender and trauma informed care, and empower women to overcome obstacles hindering their health potential.

Budget Strategy and Outlook 2024-25

1.3.2	Keeping communities safe

The government is focused on keeping Queensland communities safe and is prioritising targeted actions to prevent crime, support victims and reduce the economic and social costs associated with crime. This includes strengthening laws, deploying extra frontline workers, and taking a harder stance to prevent crime and hold offenders to account.

To address community safety concerns, the government has announced the Community Safety Plan for Queensland, which includes an extra $1.28 billion over 5 years for community safety measures across 5 key pillars: supporting victims; delivering for our frontline; detaining offenders; intervening when people offend; and preventing crime before it occurs.

The government will deliver on these pillars though the introduction of new legislative reforms and major investment in programs and systems that will help build safer communities.

Placing an increased focus on domestic, family and sexual violence, and safety for women and young offenders, the plan takes a whole-of-government approach that brings together education, health, sport, housing, community services, domestic violence and child protection services. The plan directly builds on the government’s existing investment of $446.4 million over 5 years, announced in last year’s Budget, to reduce youth crime and break the cycle of offending by young people.

In addition to the Community Safety Plan for Queensland, the government is investing in initiatives to meet the demand pressures facing the state’s correctional facilities, with $726 million over 5 years from 2023–24 ($78.726 million ongoing) for increased prisoner population costs, critical infrastructure upgrades and short-term to medium-term prison capacity relief.

Further, the government is investing $73.1 million over 5 years from 2023–24 ($20.1 million ongoing) to meet demand pressures, including additional decision maker resources and critical mediation services in minor civil disputes for the Queensland Civil and Administration Tribunal. The government is continuing to increase funding and alleviate pressure on state funded domestic, family and sexual violence service providers, with an additional $118.4 million over 4 years from 2024–25 ($38.4 million ongoing) to meet increased demand on these services, taking total funding for the 20 per cent uplift to $154.4 million over 4 years.

1.4	Foundations for future success

The Queensland Government is committed to strengthening the critical foundations that support the wellbeing and positive life outcomes of young Queenslanders.

The government is achieving this through the delivery of high-quality universal services across a range of areas including health, education, and family services, as well as through additional support for vulnerable Queenslanders.

Investments in early childhood development and education significantly drive improved economic and social outcomes for individuals, families and society by providing the necessary tools for individuals to succeed.

Budget Strategy and Outlook 2024-25

By supporting the education, development and growth of young Queenslanders, the government’s investments will help drive sustained economic participation, productivity and income growth, and increased standards of living over time.

1.4.1	Providing a strong start through quality education

Education is a cornerstone of economic growth and integral to ensuring every Queenslander can fulfill their potential. A quality education improves opportunities for future learning, employment and higher wages and supports a more productive workforce.

The government is continuing to invest in inclusive and high-quality education and training to support the learning and development of young Queenslanders and equip them with the skills and knowledge to successfully participate in the economy of the future. In 2024–25, this includes total funding of $22.801 billion for education and training.

Commencing in January 2024, the government’s $645.4 million investment in Free Kindy for 4-year-olds is providing Queensland children with a strong start to their education. As well as strengthening the foundations for children’s learning, development and wellbeing, this initiative is alleviating cost-of-living pressures for Queensland families and supporting labour market participation.

As part of this year’s Budget, other key initiatives to drive enhanced education outcomes for Queenslanders include $500 million for critical capacity growth projects to meet enrolment needs, including upgrades to ensure the availability of safe and accessible school facilities for all students and teachers.

The 2024–25 Budget is also investing over $1 billion in additional funding over 5 years from 2023–24 to support delivery of a high-performing state education system.

This funding will deliver more teachers and teacher aides to support delivery of the government’s education strategy for state schools – Equity and Excellence: realising the potential of every student. Funding will also help to improve outcomes for priority cohorts, including delivering reasonable adjustments for students with a disability.

1.4.2	Investing in prevention and early support

Investing in children and young people can transform life trajectories with lifelong and multigenerational health, social and economic benefits.

Targeted and effective investments in prevention and early supports can mitigate detrimental impacts of adversity and vulnerability experienced by children and young people.

Enhancing health and wellbeing outcomes and improving educational attainment and employment outcomes reduces the risks of contact with the child protection and criminal justice systems.

The 2024–25 Queensland Budget is building on existing investments in prevention and early support services to better address the complex challenges facing some Queenslanders and achieve better outcomes for vulnerable children, young people and families.

Budget Strategy and Outlook 2024-25

In particular, the government’s $502 million Putting Queensland Kids First early support package will support children from their earliest years of life and directs resources, services and supports to give every Queensland child and family the best possible opportunities for a great life.

These investments complement existing Queensland Government initiatives, including the $288.2 million package to support educational engagement for a range of students, including by expanding the successful Queensland Pathways State College and FlexiSpaces in schools for students unable to be in the classroom.

1.5	Delivering Queensland’s Big Build program

Unprecedented levels of population growth require significant investments in critical social and economic infrastructure across the state.

Through its flagship Big Build Program, the government is delivering on its commitment to provide the necessary infrastructure for a growing Queensland. Building on the announcement made in last year’s Budget, this $107.3 billion investment being delivered over the 4 years to 2027–28 is directly supporting the state’s ongoing economic and energy transformation, while also simultaneously improving the overall sustainability and liveability of Queensland communities and regions.

The Big Build, which includes $27.1 billion in 2024–25 — the state’s largest single year infrastructure investment on record — is supporting the growth of Queensland’s traditional and emerging industries and creating more jobs. The capital program is supporting around 72,000 direct jobs in 2024–25, with 50,000 of these jobs located outside of the Greater Brisbane region.

Importantly, many more additional employment opportunities will be supported by supply chain activity and broader connectivity generated through these infrastructure investments, particularly throughout the state’s regional economies, which are at the forefront of Queensland’s ongoing economic transformation and diversification.

Infrastructure initiatives being delivered through the QEJP will ensure that clean, reliable and affordable power can be accessed by future generations of Queenslanders, while simultaneously driving the economy’s overall level of resilience and competitiveness over the longer term.

The 2024–25 Budget includes a landmark capital investment of around $26 billion over the 4 years to 2027–28 to deliver on the QEJP. The government’s publicly-owned energy businesses are leading Queensland’s energy transformation by investing in new wind, solar, storage and transmission.

Government entities are progressing an investment pipeline of renewables, batteries, gas, pumped hydro energy storage and the transmission SuperGrid, including CopperString 2032 connecting the North West Minerals Province to the electricity grid.

To effectively facilitate the continued provision of world-class health facilities and services for all Queenslanders, the government has committed to a health capital program of $2.167 billion in 2024–25.

Budget Strategy and Outlook 2024-25

Additional funding for key capital projects in the 2024–25 Budget includes $200 million over 7 years from 2024–25 for the construction of the Cooktown Multipurpose Health Service facility and $60 million over 2 years from 2024–25 to commence delivery of the Cairns Health and Innovation Centre Stage 1.

Further, the government will invest over $1.274 billion in 2024–25 to ensure that facilities in Queensland’s state schools are world class and continue to meet demand and support contemporary learning requirements. Investment in new schools is being facilitated through the Building Future Schools Program.

As part of keeping Queenslanders connected through strong transport networks that support communities and industries across the state, the government is investing $9.494 billion in 2024–25 to deliver transport infrastructure that is integrated, efficient and safe.

This includes $786 million towards the Queensland Train Manufacturing Program, $650 million towards construction on Coomera Connector (Stage 1), $513.6 million to continue construction work on Cross River Rail, $500 million towards the Logan and Gold Coast Faster Rail project and $308.2 million to continue Gold Coast Light Rail (Stage 3). There is also substantial ongoing investment to fund major upgrades to the Bruce Highway and the M1 Pacific Motorway.

The government is also looking ahead to identify solutions to address road congestion in Brisbane’s north driven by population growth, investing an additional $318 million on pre-construction works for a new Gympie Road Bypass Tunnel between Kedron and Carseldine, and $17 million on a detailed business case to improve active and public transport outcomes along this corridor.

Through state-owned water businesses, the government is delivering increased water security, fortifying the flood resilience of water infrastructure and ensuring the ongoing safety and reliability of dams. Major investments in 2024–25 include $311.1 million for the Fitzroy to Gladstone Pipeline, $26.1 million for the Mount Crosby Flood Resilience Program, $56 million to deliver the Toowoomba to Warwick Pipeline, and $303.4 million towards the dam improvement programs of Sunwater, Seqwater and the Gladstone Area Water Board.

Box 1.3	Delivering a low carbon economy

The Queensland Government is powering ahead with reducing emissions across the economy and supporting new investment, jobs, and growth.

Building on the momentum of the last Budget, the 2024–25 Budget includes a landmark capital investment of around $26 billion over the 4 years to 2027–28 to support the Queensland Energy and Jobs Plan. This includes new publicly-owned investments across wind, solar, storage and transmission.

In addition, the Queensland Government has established a suite of investment programs to partner with industry on significant projects. The $520 million Low Emissions Investment Partnerships program will fast-track emissions reductions from the state’s highest emitting facilities, with an initial focus on the metallurgical coal sector.

Budget Strategy and Outlook 2024-25

The government is also stimulating investment across the renewable energy supply chain through a range of measures including the $170 million Critical Minerals and Battery Technology Fund and $570 million Battery Industry Strategy. Leveraging our natural and competitive advantages, this funding will drive innovation, build supply chains, and attract new investment to Queensland.

Underpinning our state’s ongoing transition to a low carbon economy are the Clean Economy Jobs Act 2024 and Energy (Renewable Transformation and Jobs) Act 2024. The targets contained in this legislation work in tandem to ensure direct action on climate change, encourage renewable energy investment, maintain public ownership of energy assets, and provide further certainty for industry, investors and the community. These targets are outlined below.

Queensland is achieving strong progress towards these targets while fostering new investment, creating jobs and delivering clean, reliable and affordable power.

Budget Strategy and Outlook 2024-25

1.6	Investing in skills and training

A resilient, dynamic and skilled workforce is critical to ensure Queensland can respond to unprecedented levels of population growth, as well as the economic opportunities of the future.

The current labour market in Queensland remains very strong, characterised by strong jobs growth, low unemployment, an elevated job vacancy rate and skill shortages.

The job vacancy rate, a key indicator of labour demand, is the number of vacancies as a proportion of the total labour force. The job vacancy rate in Queensland remained elevated in March quarter 2024, at 2.3 per cent, down from its record high of 3.0 per cent in September quarter 2022 but well above the pre-COVID-19 rate of 1.4 per cent.

Queensland’s labour market is forecast to remain strong in the coming years, with the unemployment rate expected to remain low by historical standards.

The Queensland Government, through the Good people. Good Jobs: Queensland Workforce Strategy 2022–2032, recognises that investments in skills and training initiatives can help directly alleviate the current capacity and supply constraints within the state’s labour market, while also supporting longer-term growth in labour productivity and incomes.

Actions under this Strategy will drive enhanced labour market outcomes well into the future. For example, Queensland’s Clean Energy Workforce Roadmap, released in October 2023, sets out a $30 million roadmap to create a skilled, job-ready workforce to deliver Queensland’s clean energy transformation.

Budget Strategy and Outlook 2024-25

Further, the government’s recently released Good Jobs, Great Training: Queensland Skills Strategy 2024–2028 will ensure the state’s training system is skilling workers across the state to meet the requirements of industry now and into the future.

Across 5 focus areas and 5 years, the Strategy sets out to maximise productivity and participation, unlocking billions in annual skills investment. The Strategy is backed by a $370 million investment in training and skills.

The Strategy also extends the government’s Free TAFE program, which has seen more than 88,000 commencements in Queensland in around 200 courses. The Australian and Queensland governments have provided a further 30,000 Free TAFE places in 2024 through to 2026. This will offer cost-of-living support while giving more Queenslanders the opportunity to skill-up for future jobs in areas where the economy needs them most. This partnership builds on the government’s workforce strategy that aims to position it as a world-class economy out to 2032.

Further, the government’s Trade to Teach program offers paid teaching internships and a guaranteed permanent teaching position to support qualified and experienced tradies to transition to a teaching career. The program attracts experienced tradespeople to classrooms to share their industry experience and inspire students to take up a trade.

The government’s significant ongoing investments in skills and training initiatives — including more than $1.5 billion in 2024–25 — is helping to future-proof the state’s workforce.

Together, this will help accelerate the Queensland economy’s trajectory towards being more resilient, competitive and diversified, thereby supporting ongoing improvements in the standard of living for all Queenslanders.

Budget Strategy and Outlook 2024-25

2	Economic performance and outlook

Features

•

Following growth of 2.3 per cent in 2022–23, Queensland’s overall economic growth is forecast to strengthen to 3 per cent in both 2023–24 and 2024–25, supported by recent and ongoing population growth.

•

The international economy has been resilient in the face of higher interest rates, elevated inflation and increased geo-political conflicts. However, it remains subject to ongoing uncertainty and potential risks.

•	The International Monetary Fund (IMF) has upgraded its global growth outlook for 2024 to 3.2 per cent, driven by an upward revision to the growth outlook in the United States.

•

National economic growth has slowed since the post-COVID-19 rebound in 2021, primarily reflecting weaker national household consumption growth. Australia’s economic growth is expected to continue to slow in the near term, with the Reserve Bank of Australia (RBA) forecasting growth of 1.3 per cent in 2024, slowing from the 2.0 per cent recorded in 2023.

•

In Queensland, household budgets continue to be constrained by recent substantial increases in mortgage rates and other cost-of-living pressures, which have resulted in slower consumption growth in 2023–24. However, growth in household consumption is expected to recover to around pre-COVID-19 averages in 2025–26.

•

In the dwelling sector, higher construction costs and ongoing capacity constraints have limited overall residential construction activity, particularly renovation activity. However, the large amount of work in the pipeline is supporting new and used dwelling investment, which is continuing to add to the housing stock.

•	Growth in business investment is expected to be modest over the next 2 years as interest rates, elevated construction costs and softening commodity prices impact investment intentions.

•

Reflecting the subdued household spending and dwelling investment, Queensland’s state final demand growth is expected to ease to 2 1⁄2 per cent in 2023–24, before strengthening to 3 1⁄4 per cent in 2024–25 and then grow by a further 2 3⁄4 per cent in 2025–26 in line with the recovery in household consumption.

•

Queensland’s overseas trade sector is forecast to be a substantial contributor to overall GSP growth in 2023–24, after detracting from real economic growth for 4 consecutive years. This improved trade performance is due to increased export volumes of coal, LNG, metals, and beef, as well as the continued recovery of services exports.

•

Queensland continues to enjoy exceptionally strong labour market conditions, building on employment of 5.1 per cent in 2021–22, the strongest in 17 years, and the further strong jobs growth of 3.7 per cent recorded in 2022–23.

•	With ongoing solid demand for labour, employment growth is expected to be 2 3⁄4 per cent in 2023–24 before moderating to 1 1⁄2 per cent in 2024–25 and 1 per cent in 2025–26.

Budget Strategy and Outlook 2024-25

•	The state’s unemployment rate averaged 3.7 per cent in 2022–23, its lowest year-average unemployment rate since ABS monthly data began in 1978.

•

The unemployment rate is expected to increase slightly to average 4 1⁄4 per cent in 2023–24 and then gradually move towards a rate more consistent with stable inflation, reaching 4 1⁄2 per cent in 2024–25 and then 4 3⁄4 per cent in 2025–26 and 2026–27.

•

Inflationary pressures eased significantly during 2023, with the annual rate of inflation in Brisbane moderating from a 30-year high of 7.9 per cent in September quarter 2022 to 3.4 per cent in March quarter 2024. This has largely been due to a marked slowing in goods inflation, whereas services inflation has been more persistent.

•

In year-average terms, inflation in Brisbane is forecast to ease from 7.3 per cent in 2022–23 to 4 per cent in 2023–24. Services inflation is expected to moderate going forward, while the Queensland Government’s cost-of-living measures, supported by the Australian Government’s additional electricity and rent support, is expected to detract around 1 1⁄4 percentage points from CPI growth next year. This results in forecast annual CPI growth falling to 2 per cent in 2024–25.

•

Queensland’s population growth is expected to strengthen to 2 1⁄2 per cent in 2023–24, reflecting the elevated levels of net overseas migration, before easing to 1 1⁄2 per cent in both 2024–25 and 2025–26.

2.1	International conditions

The international economy has proven resilient in the face of higher interest rates, elevated inflation and increased geo-political conflicts. However, it remains subject to ongoing uncertainty and potential risks.

The International Monetary Fund’s (IMF) April 2024 forecasts expect global GDP growth in 2024 to be 3.2 per cent, an upward revision of 0.3 percentage point from their October 2023 forecasts.

The revision was primarily driven by a 1.2 percentage points upgrade to the growth outlook in the United States (US), reflecting the continued resilience of the US labour market and consumer spending in the face of higher interest rates.

Global growth is then expected to remain at 3.2 per cent in both 2025 and 2026. This is below the 20-year pre-COVID-19 average growth of 3.8 per cent.

The slightly more positive outlook for the global economy has also extended to the growth outlook amongst Queensland’s major trading partners (MTP), with the IMF upgrading its growth forecast for Queensland’s MTPs in 2024 by 0.2 percentage point to 3.5 per cent.

Budget Strategy and Outlook 2024-25

Table 2.1:	Economic growth forecasts, April 2024 IMF World Economic Outlook Update

	IMF					Consensus[6]
	Annual % change			%-pt revision[5]		Annual % change
	2023	2024	2025	2024	2025	2024	2025
Queensland MTP	3.7	3.5	3.4	0.2	0.0	3.5	3.5
China[1]	5.2	4.6	4.1	0.4	0.0	4.9	4.4
Japan	1.9	0.9	1.0	-0.1	0.3	0.5	1.2
India[2]	7.8	6.8	6.5	0.5	0.2	6.8	6.6
South Korea	1.4	2.3	2.3	0.1	0.0	2.5	2.2
Other Asia[3]	3.2	4.0	4.2	0.0	-0.1	4.1	4.3
Europe[4]	0.5	0.7	1.4	-0.4	-0.3	0.8	1.4
United Kingdom	0.1	0.5	1.5	-0.1	-0.5	0.5	1.1
United States	2.5	2.7	1.9	1.2	0.1	2.4	1.7
Euro area	0.4	0.8	1.5	-0.4	-0.3	0.6	1.4
Global	3.2	3.2	3.2	0.3	0.0	n.a	n.a

Note:

1.

Following a staff visit to the country, the International Monetary Fund (IMF) has subsequently upgraded its outlook for China’s GDP growth. The IMF now expects China’s economy to grow 5.0 per cent in 2024 and 4.5 per cent in 2025, both upwardly revised by 0.4 percentage point compared with its April World Economic Outlook forecasts.

2.	Forecasts for India are based on India’s fiscal year (starting April 1).
3.	Weighted by Queensland’s MTP weights. Includes New Zealand.
4.	Weighted by Queensland’s MTP weights.
5.	Revision from October 2023 WEO, rounded to one decimal place.
6.	May 2024 Consensus Economics release.

Sources: International Monetary Fund, Consensus Economics and Queensland Treasury.

Global inflation fell faster than expected over 2023, primarily driven by falling goods inflation as global supply chain constraints that emerged during the COVID-19 pandemic gradually unwound.

With inflation across most major economies approaching central bank targets, official interest rates appear to have generally peaked, and discussion has shifted to a focus on when (and by how much) rates will need to be eased to successfully navigate a soft economic landing.

However, upside inflation risks have emerged in recent months, which threaten to delay the timing of interest rate cuts in some economies. In particular, services inflation and various measures of core inflation have generally remained sticky, indicating there are still some challenges to overcome to return inflation to central bank targets.

Budget Strategy and Outlook 2024-25

The challenge faced by central banks in guiding inflation back to target is most apparent in the US, where the interest rate outlook has changed significantly in recent months. At the start of 2024, the Federal Reserve was expected to begin cutting interest rates as early as March, with financial markets pricing in as many as 6 to 7 interest rate cuts over the course of 2024.

However, a series of recent US data confirming sticky services inflation and the continued resilience of the country’s labour market and consumer spending has seen these expectations pared back considerably. Financial market expectations are now for 2 interest rate cuts in the US in 2024, with the first cut expected to be pushed back to the September meeting of the Federal Reserve.

Chart 2.1	Key central bank interest rates

Note:

1.	Main refinancing operations.

Sources: US Federal Reserve (US Fed), European Central Bank (ECB), Bank of England (BOE), Bank of Japan (BOJ) and Reserve Bank of Australia (RBA).

Various other uncertainties and downside risks remain for the global economy. There have been growing fears of renewed supply shocks, primarily driven by the Houthi militant group’s attacks on cargo ships travelling through the Red Sea — which accounts for 30 per cent of global container trade flows — and recent drought conditions at the Panama Canal causing reductions in transit through the canal from November 2023 to March 2024 of around 30-40 per cent from average daily levels in 2022. These events have caused ships to be diverted, resulting in delays and rising costs.

Budget Strategy and Outlook 2024-25

Similarly, the ongoing conflicts in Ukraine and Gaza also have the potential to generate new adverse supply shocks to the global recovery, including spikes in food, energy, and transportation costs.

Any resulting increases in shipping costs and commodity prices have the potential to lead to a renewed surge in goods inflation, which, in conjunction with sticky services inflation, could prolong the monetary tightening cycle.

One of the main risks to growth is the potential for China’s ongoing property sector challenges — which include high developer debt levels and overbuilding creating many vacant units — to worsen, with flow-on effects on its trading partners, including Australia.

In contrast to most other major economies, China has been battling deflation throughout much of 2023 and early 2024. The Chinese Government has reacted to falling consumer prices and moderating economic growth by implementing a range of fiscal and monetary policy measures to support the property and household sectors.

The IMF currently forecasts China’s economic growth to slow from 5.2 per cent in 2023 to 5.0 per cent in 2024 and 4.5 per cent in 2025. The IMF upwardly revised its 2024 and 2025 China GDP growth forecasts in May following a staff visit to the country. The IMF cited strong March quarter 2024 GDP data and recent policy measures as drivers of its upward revision but maintained that economic risks were tilted to the downside.

If concerns around the outlook for China’s housing construction sector were to materialise, this could decrease global demand for inputs to construction and, consequently, negatively impact Queensland’s exports, particularly given metallurgical coal — a key input to steel production — was Queensland’s largest commodity export in 2023 (valued at $50.7 billion).

Further weakness in China’s economy also risks impacting other key Queensland goods exports (including LNG, metals and agriculture) and services exports to China, which have been recovering following the re-opening of international borders.

In terms of services exports, China’s student commencements in Queensland rose to 11,005 in 2023, up from 8,977 in 2022. This is still 35 per cent below the pre-COVID-19 level of 16,964 commencements in 2019. Meanwhile, total tourism visitor nights to Queensland from China also rebounded to one million in 2023, up from just 125,000 in 2022. However, visitor nights from China are 80 per cent lower than the pre-COVID-19 level of 4.9 million in 2019.

2.2	National conditions

Growth of the Australian economy has slowed since the post-COVID-19 rebound in 2021, largely because of weaker household consumption growth. The slowdown in growth has progressed as expected, with activity supported by significant accumulated household savings and a large number of fixed rate mortgages, which has likely partially mitigated the immediate impact of interest rate increases on these households’ disposable incomes.

Australian economic growth slowed from 5.5 per cent in 2021 to 3.9 per cent in 2022 and then to 2.0 per cent in 2023. Quarterly real GDP has continued to rise modestly, but through the year

Budget Strategy and Outlook 2024-25

growth fell to just 1.1 per cent in March quarter 2024, the weakest outside the pandemic since the early 1990s recession.

Headline GDP growth has also been well supported by strong population growth since the Australian border was re-opened, rising 2.6 per cent since mid-2022. However, in per-capita terms, real output nationally has declined 1.6 per cent over this period.

Household budgets have come under increasing pressure from rising borrowing costs and high consumer price inflation. Real disposable incomes have trended lower, reflecting high inflation, an increased income tax burden and higher interest costs.

However, household wealth has risen strongly since late 2022, supported by increasing house prices, strong share market gains and rising superannuation contributions. In aggregate, households overall had built up significant savings buffers during the COVID-19 pandemic and, while some of these savings are likely being drawn down, it will take some time before liquid asset buffers are depleted. Further, data and analysis from the Australian Prudential Regulation Authority and the RBA show the expiry of very low fixed rate mortgages has progressed smoothly, and loan arrears remain well contained and below pre-COVID-19 levels.

National economic growth is expected to continue to slow in the near term, with the RBA forecasting growth of 1.3 per cent in 2024. Aside from ongoing weakness in consumption, dwelling construction remains impacted by labour constraints and high construction costs.

While business investment and public demand have grown robustly amid a large pipeline of work, high construction and finance costs are impacting new private sector investment and its contribution to growth is expected to ease.

In this environment, the current very strong labour market conditions are expected to ease somewhat and provide a more normal balance between labour supply and demand, with moderating employment growth likely to see the national unemployment rate edge up from its current low rate.

This should help relieve pressure on labour prices, with the Wage Price Index (WPI) expected to have possibly peaked at 4.2 per cent over the year to December quarter 2023. Elevated growth in nominal unit labour costs remains a contributor to domestically sourced inflation, with employee compensation per hour rising solidly and labour productivity weak. Consistent with this, services inflation remains stubbornly high and continues to be the major source of price pressures, mirroring the experience of economies overseas.

Combined with higher fuel prices, the RBA expects these factors to contribute to ongoing inflationary pressures in the near term. However, headline CPI growth has swiftly moderated to 3.6 per cent in March quarter 2024 and looks set to fall back within the RBA’s 2-3 per cent target range over the next year or so.

The RBA forecasts GDP growth to pick up to 2.1 per cent in 2025. Consumer spending should be better supported later in 2024 by rising real disposable incomes as income tax cuts, easing inflation and potentially lower interest rates provide relief. Further, rising demand for new dwelling investment is expected to be underpinned by recent strong population growth while the solid contribution from public demand is expected to be ongoing.

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Having paused its increasing interest rate cycle in late 2023, the RBA’s next move is widely expected to be an easing of the cash rate, although markets have pared back the timing and scale of expected cuts.

Despite previous concerns about the pace of monetary tightening, so far, the reduction in inflation has coincided with ongoing, albeit soft, economic growth and strong labour market outcomes.

In the RBA’s assessment, risks to the domestic outlook are broadly balanced. The lagged impact of tighter monetary conditions remains a key uncertainty, particularly on consumption, while demand could also be interrupted if global risks materialise.

Meanwhile, the risk that inflation stays high for longer has risen, with the future path of inflation nationally vulnerable to weak productivity growth and additional supply-side shocks.

2.3	Key assumptions

Key assumptions underpinning the 2024–25 economic forecasts for Queensland include:

•	the Australian Government’s reforms to immigration will help return population growth to normal levels

•	the cash rate is expected to have peaked at 4.35 per cent, with cuts likely to commence in late 2024 and continuing to gradually ease over the medium term

•	the A$ exchange rate to move toward its assumed medium-term anchor of around US$0.75

•	Brent oil production is expected to outpace global consumption, with prices to gradually ease towards a medium-term level of US$75/bbl

•	despite high interest rates, residential property prices in Brisbane are expected to remain strong in the near term before seeing growth moderate over 2025

•

according to the Bureau of Meteorology (BOM), the recent El Niño weather event, which resulted in much higher levels of summer rainfall than expected across Australia, has now ended. Forecasts have been produced on the assumption of median levels of rainfall for remainder of 2024 and 2024–25, consistent with BOM predictions.

2.4	Queensland conditions and outlook

Following growth of 2.3 per cent in Gross State Product (GSP) in 2022–23, Queensland’s overall economic growth is forecast to strengthen to 3 per cent in both 2023–24 and 2024–25 (Chart 2.2).

The forecast strengthening of GSP growth in 2023–24 is attributable to a substantial rebound in net exports and continued growth in public final demand.

As consumption strengthens in 2024–25, private final demand becomes a more significant driver of overall growth in the economy, along with public final demand and exports.

Growth is projected to be 2 1⁄2 per cent in 2025–26, sustained by continuing growth in domestic activity but tempered by a moderation in population growth.

Budget Strategy and Outlook 2024-25

Chart 2.2	Economic growth, Queensland[1]

Note:

1.	Gross State Product, Chain volume measure (CVM), 2021–22 reference year.

Sources: ABS Annual State Accounts and Queensland Treasury.

Household budgets continue to be constrained by the recent substantial increases in mortgage rates and other cost-of-living pressures, which have slowed consumption growth in 2023–24. However, growth in household consumption is expected to recover to around pre-COVID-19 averages in 2025–26 as a range of factors support real disposable incomes, including an easing in inflationary pressures and lending rates, along with the legislated national income tax cuts.

With higher construction and borrowing costs moderating demand, and ongoing capacity constraints limiting residential construction activity, total dwelling investment is expected to fall in 2023–24, but then return to growth at a modest rate in 2024–25 and 2025–26 as supply constraints ease and allow the large pipeline of residential work to progress steadily.

Importantly, new and used dwelling investment is expected to continue to grow throughout the forecast period, adding to the housing stock. In contrast, renovation activity is expected to continue to decline from its COVID-19-era record highs.

Business conditions and capacity utilisation rates have eased somewhat over the past year. Growth in business investment is expected to be modest over the next 2 years as elevated construction costs and softening commodity prices impact investment intentions.

Growth in public final demand has averaged 4.9 per cent per annum over the past 8 years and is expected to continue to be a key driver of overall economic growth in Queensland. This outlook is supported by the Queensland Government’s ongoing substantial capital program, committing

Budget Strategy and Outlook 2024-25

$107.3 billion over 4 years from 2024–25 to essential economic and social infrastructure investment across the state.

After detracting from overall real economic growth for 4 consecutive years, the overseas trade sector is forecast to be a substantial contributor to overall GSP growth in 2023–24.

This is due to increased export volumes of coal, LNG, metals and beef and the continued recovery of services exports from the COVID-19-driven low. As metallurgical coal exports rebound from supply constraints, and growth in services exports continues to recover, the trade sector is forecast to make a further contribution to GSP growth in 2024–25.

Queensland continues to enjoy exceptionally strong labour market conditions, building on employment growth of 5.1 per cent in 2021–22, the strongest growth in 17 years, and further strong jobs growth of 3.7 per cent in 2022–23.

With ongoing solid demand for labour, employment growth is expected to average 2 3⁄4 per cent in 2023–24 before moderating to 1 1⁄2 per cent in 2024–25 and 1 per cent in 2025–26.

As of April 2024, Queensland (up 366,900 persons) had recorded the largest employment growth of any state or territory since March 2020.

In percentage terms, Queensland’s employment growth (up 14.3 per cent) over the period was stronger than in the rest of Australia (9.7 per cent).

The state’s unemployment rate averaged 3.7 per cent in 2022–23, Queensland’s lowest year-average unemployment rate since ABS monthly data began in 1978. As tightness in the labour market continues to unwind gradually, the unemployment rate is expected to edge slightly higher over the forward estimates period but remain low by historical standards.

Inflationary pressures eased significantly during 2023, with the annual rate of inflation in Brisbane moderating from a 30-year high of 7.9 per cent September quarter 2022 to 3.4 per cent in March quarter 2024. This has largely been due to a marked slowing in goods inflation, whereas services inflation has been more persistent.

In year-average terms, inflation in Brisbane is forecast to ease from 7.3 per cent in 2022–23 to 4 per cent in 2023–24. In 2024–25, the gradual loosening of the Queensland labour market is expected to see services inflation moderate. Combined with an estimated 1 1⁄4 percentage points detraction from CPI growth due to the Queensland Government’s cost-of-living measures, when combined with the Australian Government’s measures, this is forecast to see annual CPI growth fall to 2 per cent next year.

While inflation is forecast to ease materially in 2023–24, growth in the WPI is forecast to strengthen from 3.6 per cent in 2022–23 to 4 3⁄4 per cent in 2023–24, delivering a return to real wages growth.

As capacity constraints in the labour market begin to ease and inflation slows further, wages growth is forecast to moderate to 3 3⁄4 per cent in 2024–25 and 3 1⁄2 per cent in 2025–26. Nevertheless, ongoing real wages growth is expected across the forward estimates period.

Queensland’s population growth is expected to strengthen to 2 1⁄2 per cent in 2023–24, reflecting elevated net overseas migration as the recovery in departures continues to lag the significant rebound in arrivals.

With interstate migration forecast to stabilise at around pre-COVID-19 levels and net overseas migration to normalise, Queensland’s population growth is forecast to then average around 1 1⁄4 to 1 1⁄2 per cent over the remainder of the forward estimates.

Budget Strategy and Outlook 2024-25

Table 2.2	Queensland economic forecasts/projections[1]

	Actuals	Forecasts			Projections
	2022–23	2023–24	2024–25	2025–26	2026–27	2027–28
Gross state product[2]	2.3	3	3	2 1⁄2	2 1⁄4	2 1⁄4
Employment	3.7	2 3⁄4	1 1⁄2	1	1 1⁄4	1 1⁄2
Unemployment rate[3]	3.7	4 1⁄4	4 1⁄2	4 3⁄4	4 3⁄4	4 3⁄4
Inflation[4]	7.3	4	2	3 1⁄4	2 1⁄2	2 1⁄2
Wage Price Index	3.6	4 3⁄4	3 3⁄4	3 1⁄2	3 1⁄4	3
Population	2.4	2 1⁄2	1 1⁄2	1 1⁄2	1 1⁄4	1 1⁄4

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	CVM, 2021–22 reference year. The comparable nominal GSP growth rates are 10.9 per cent in 2022–23, 31/4 per cent in 2023–24, 41/4 per cent in 2024–25 and 33/4 per cent in 2025–26.
3.	Per cent, year-average.
4.	Brisbane, per cent, year-average.

Sources: ABS Annual State Accounts, National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

2.4.1	Household consumption

Growth in real household spending in Queensland averaged 4.2 per cent per annum between 2019–20 and 2022–23, well above the 2 1⁄2 per cent per annum average growth in the decade prior to COVID-19.

Tight labour market conditions and a pick-up in wages growth has underpinned ongoing strong growth in nominal labour income. Household savings accumulated during the COVID-19 pandemic have also been substantial. However, as consumers have curtailed discretionary spending in response to higher borrowing costs and elevated inflation, growth in real household consumption has slowed to 1.0 per cent in the first three quarters of 2023–24.

Subsiding inflationary pressures, lower lending rates and the impact of national income tax cuts are all expected to support a return to growth in real household disposable incomes beyond 2023–24. Consequently, as households’ financial position improves, consumption growth is expected to strengthen to 2 per cent in 2024–25 and 2 1⁄2 per cent in 2025–26 (Chart 2.3).

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Chart 2.3	Real household consumption growth, Queensland[1]

Note:

1.	Chain volume measure, year-average.

Sources: ABS National Accounts and Queensland Treasury.

Box 2.1	Consumer spending trends in Queensland

The economic recovery from COVID-19 in 2020–21 and 2021–22 saw strong gains in the volume of discretionary spending by Queensland households, due to household disposable incomes during that period being boosted by COVID-19 support payments, historically low interest rates, and strong increases in labour income and asset prices.

Over the two years to 2021–22, several discretionary components reported in the ABS National Accounts recorded double digit growth, with clothing and footwear, furnishings and household equipment, hotels, cafes and restaurants and recreation increasing by a combined 18.3 per cent in real terms.

However, more recently, as households continue to adapt to tighter financial conditions, there has been a noticeable slowing across these components.

Real spending on furnishings and household equipment (down 2.3 per cent), recreation (down 1.4 per cent) and clothing and footwear (down 0.1 per cent) have fallen in the first three quarters of 2023–24 compared with the same period in 2022–23, while at 3.7 per cent growth, spending at hotels, cafes and restaurants has slowed from previous highs (Chart 2.4).

Spending on furnishings and household equipment has been the only major component to fall consecutively over the past 2 years in Queensland. Due to its discretionary nature and the

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generally higher priced nature of the items sold within this component, it has been one of the first components of expenditure to be reduced in volume terms as mortgage costs and wider price pressures increased.

Amidst elevated prices of consumer goods, households appear to have also cut back on some essential spending, with food consumption falling by 0.4 per cent in 2022–23 before edging higher in 2023–24.

Meanwhile, in real terms, growth in household spending on health has generally slowed from the higher rate seen in 2020–21. Spending on transport strengthened substantially across 2021–22 and 2022–23 (Chart 2.4). This was partly supported by higher spending on purchases of vehicles as supply bottlenecks have continued to ease.

A catch up in air travel from a very low base, after the COVID-19 related overseas border restrictions were unwound in early-2022, also contributed to the overall strengthening in the transport component during this period.

Chart 2.4	Real household spending by selected major components, Queensland[1,2]

Notes:

1.	Chain volume measure, year-average.
2.	The 2023–24 year-average growth rate refers to the first 3 quarters of 2023–24 compared with the same period a year earlier in seasonally adjusted terms.

Source: ABS National Accounts.

Budget Strategy and Outlook 2024-25

2.4.2	Dwelling investment

Record low interest rates, substantial government stimulus and a decrease in the average household size during the COVID-19 pandemic, followed by a strong rebound in population growth drove a surge in demand for housing in Queensland in recent years.

However, construction activity has struggled to keep up with demand, significantly constrained by COVID-19-related material and labour shortages, poor weather and flooding, and construction company insolvencies. As a result, construction costs surged and residential work in the pipeline peaked at a nominal value of $13.8 billion in March quarter 2023 (Chart 2.5).

Growth in construction output costs for houses peaked at 28.4 per cent in the year to June quarter 2022. Growth in construction costs has slowed considerably to 2.3 per cent in the year to March quarter 2024. However, remaining supply constraints and strong competition for labour and materials from the non-residential and engineering construction sectors are likely to see construction costs continue to grow. These higher construction costs, in combination with the sharp increase in interest rates since May 2022, have impacted dwelling investment decisions and seen the number of dwelling commencements trend downwards in recent quarters. However, dwelling investment in the near term is being supported by the sizeable pipeline of existing projects. The number of dwellings completed totalled 9,913 in December quarter 2023, a rise of 13 per cent over the year and the highest quarterly total since 2019. While completions have started to increase following the surge of commencements in 2021, they are still below the level needed to fully accommodate the surge in demand for housing in Queensland.

Following a decline of 5.5 per cent in 2022–23, dwelling investment is forecast to fall by 2 1⁄2 per cent in 2023–24. This decline primarily reflects a decline in alterations and additions and detached dwelling investment. Strong growth in attached dwellings (i.e. units and apartments etc.) will continue to add to overall dwelling supply.

Dwelling investment is then forecast to rebound to 2 1⁄4 per cent growth in 2024–25 and grow by a further 1⁄4 per cent in 2025–26, supported by lower interest rates and the easing of supply constraints.

Importantly, new and used investment is expected to continue to grow throughout the forecast period with the growth rate reaching 7 1⁄4 per cent in 2024–25. This will continue to add to the housing stock, in contrast to renovation activity which is expected to continue to decline from its COVID-19-era record highs.

Budget Strategy and Outlook 2024-25

Chart 2.5	Queensland dwelling investment and work in the pipeline

Notes:

1.	Quarterly, chain volume measure, seasonally adjusted
2.	Quarterly, nominal, original

Sources: ABS National Accounts and Building Activity.

2.4.3	Business investment

Business investment rebounded in the years following the initial downturn during the COVID-19 pandemic, supported by strong profitability and low interest rates, with total business investment growing by 8.5 per cent and 4.7 per cent in the years to December quarter 2021 and December quarter 2022 respectively.

However, following growth of 6.7 per cent in 2022–23, business investment growth has been subdued due to a combination of rising interest rates and construction costs, with building construction costs, as published in the ABS Producer Price Index, having risen by 31.2 per cent in the 3-year period ended March quarter 2024.

While the current level of overall business profitability in Queensland remains strong, this has disproportionately reflected the impact of high commodity prices on mining sector profits (Chart 2.6). These elevated levels of business profits are likely to moderate as commodity prices, particularly coal, normalise and indicators of business confidence and business conditions ease from exceptionally high levels.

Budget Strategy and Outlook 2024-25

Chart 2.6	Queensland Gross Operating Surplus and Mixed Income share of GSP[1]

Note:

1.	Non-mining Gross Operating Surplus and Mixed Income excludes ownership of dwellings industry.

Source: ABS State Accounts.

The combination of higher interest rates and softer business conditions points to moderating growth in business plant and equipment investment growth over the forecast horizon. The outlook for non-residential construction is more volatile. Recent materials and labour shortages, together with some weather-related disruptions have seen a growing backlog of work in the pipeline. This should support activity in the very near term. However leading indicators such as building approvals and commencements have recently eased, suggesting that higher construction costs will ultimately impact on activity in this component of business investment. As a result, overall business investment is expected to grow by 3 per cent in 2023–24 and then continue to grow only moderately across the forecast years.

2.4.4	Public final demand

Public final demand has continued to record strong growth in recent years, rising 4.8 per cent in 2022–23. The outlook is expected to remain strong, with public final demand growing 5 1⁄2 per cent in 2023–24 and 2024–25, supported by a range of initiatives including cost-of-living relief, spending in response to natural disasters and substantial ongoing investment in public infrastructure.

Over the medium term, growth in public final demand is expected to be underpinned by the Queensland Government’s ongoing Big Build program, which commits $107.3 billion over 4 years

Budget Strategy and Outlook 2024-25

from 2024–25 in infrastructure investment across key sectors of the economy, including health, education, transportation, and energy. Additionally, the upcoming Brisbane 2032 Olympic and Paralympic Games will support public investment across communities and local businesses, as well as the tourism, sports, and recreational sectors.

2.4.5	Overseas exports and imports

The nominal value of Queensland’s exports is expected to fall from the record high of $145 billion in 2022–23 to $134 billion in 2023–24, due to a moderation in prices for Queensland’s key commodity prices.

However, in real terms, overseas exports are estimated to grow by 10 1⁄2 per cent in 2023–24, driven by increased export volumes of thermal coal, LNG, metals, and beef, in addition to the continued recovery of services exports from the impacts of the COVID-19 pandemic international border closures.

Overseas exports are expected to grow a further 2 3⁄4 per cent in 2024–25, driven by a rebound in metallurgical coal exports — as supply constraints ease — and ongoing recovery in services exports.

Further growth in overseas exports beyond 2024–25 is supported by solid growth in services exports and metallurgical coal exports, largely offset by lower metals and agriculture exports. Growth in Queensland’s imports is expected to moderate from 15.8 per cent in 2022–23 to 7 1⁄2 per cent in 2023–24, reflecting subdued growth in household consumption but continued growth in services imports, before moderating further to 1 3⁄4 per cent in 2024–25.

Coal

Queensland’s coal exports are expected to grow by 2 1⁄2 per cent in 2023–24, reflecting increased production, partially offset by wet weather impacts restricting production.

Coal exports are then forecast to grow by 8 1⁄4 per cent in 2024–25, reflecting growth in hard coking coal exports due to the unwinding of supply constraints which have impacted production in recent years, and then grow by a further 4 1⁄4 per cent in 2025–26 as supply conditions normalise. Coal export growth is then expected to slow across 2026–27 and 2027–28.

Demand for Queensland’s hard coking coal is expected to be supported by growing steel production in India, and emerging markets such as Vietnam. However, ongoing concerns about China’s real estate industry and economy more broadly present downside risks for global steel demand.

In the short term, Queensland’s thermal coal exports have been supported by the easing of trade restrictions with China and continued coal-fired power generation in the fast-growing Asian region.

China removed its unofficial ban on Australian coal imports in January 2023, resulting in Queensland exporting 25.3 million tonnes (Mt) of coal to China in the year ended April 2024, primarily thermal coal (20.4Mt). This compares with no coal exports to China in 2022 but remains

Budget Strategy and Outlook 2024-25

well below the 56.6Mt of exports in 2019, the last full year of trade prior to the implementation of the ban in October 2020.

In the longer term, demand for thermal coal is expected to be impacted by ongoing global decarbonisation efforts leading to less coal-fired electricity generation, although most of this impact is expected outside of the forward estimates period.

In recent years, Queensland’s coal exporters have benefitted from extraordinarily high prices. Across 2021–22 and 2022–23, export prices averaged A$367 per tonne, compared with an average of A$171 per tonne over the previous 5 years. So far in 2023–24, coal prices while moderating, remain elevated.

The premium hard coking coal spot price fell sharply in March 2024, from US$313.50 per tonne at the end of February to US$243 per tonne at the end of April. This reflected a decline in steel demand in China and India and improving supply conditions. Looking forward, as supply conditions continue to normalise, the hard coking coal spot price is expected to continue to moderate towards medium-term fundamentals.

LNG

The volume of Queensland’s LNG exports is estimated to grow by 6 3⁄4 per cent in 2023–24 due to strong global demand for natural gas, rebounding from the lower volumes seen in 2022–23 due to maintenance issues at one of the LNG plants on Curtis Island amid tight domestic supply.

From 2024–25 onwards, it is assumed that production by the LNG projects will average around their contracted amounts. China represents a significant market for Queensland’s LNG exports, accounting for just under 60 per cent of Queensland’s total LNG exports over the last 3 years.

However, ongoing concerns about weakness in China’s economy and subsequent demand for LNG are unlikely to significantly impact Queensland’s LNG exports, with the majority of LNG production under contract and a number of Chinese firms being part-owners in the LNG projects themselves.

This was evidenced when China unofficially banned imports of numerous Australian commodities (including beef and coal) in 2020, but Queensland LNG was largely unaffected. While LNG exports to China did fall slightly in 2021–22, they were more than offset by increased exports to other markets in Asia, resulting in record total LNG export volumes for Queensland in 2021–22.

Most of Queensland’s LNG exports are sold under long-term contracts linked to global oil prices, with several months’ lag. Oil prices have declined from elevated levels in recent years, which will see the nominal value of LNG exports fall to $22 billion in 2023–24, down from their record high $24 billion in 2022–23.

However, OPEC+ production cuts and geopolitical tensions in Russia and the Middle East continue to support global oil prices in 2024, in turn resulting in somewhat elevated prices for Queensland’s LNG exports.

Looking further ahead, global production of oil, particularly from the US, is expected to grow by more than global demand, which will put further downward pressure on oil prices, and therefore LNG prices, over the forecast period.

Budget Strategy and Outlook 2024-25

Metals

Queensland metals exports have been subdued in recent years. Metals production was hampered in 2021–22 by COVID-19 pandemic related workforce disruptions, weather interruptions and outages at major refineries and smelters, resulting in a 12 per cent fall in export volumes.

While production rebounded in late 2022, flooding and widespread shutdowns in early 2023 resulted in metals exports growing by only 0.9 per cent in 2022–23.

Most operations returned to normal by the second half of 2023 but export volumes were once again constrained by poor weather in early 2024, the cyclone-related rail closure through February and a shutdown at Capricorn Copper, as well as gas shortages curtailing production at Queensland alumina refineries.

Despite these temporary supply constraints, metals exports are estimated to rebound a further 5 1⁄2 per cent in 2023–24, with aluminium boosted by strong bauxite production and increased unwrought aluminium exports, with a few other processors also increasing output.

The planned ramp-up of the Sun Metals zinc refinery expansion, along with ongoing growth in aluminium production, is expected to support metals output in coming years.

However, exports have trended lower over the past decade, and this is largely expected to continue as several significant base metal mines are scheduled to close. These include Glencore’s Lady Loretta zinc and Mount Isa copper mining operations, while the New Century tailings operation will also reach its end-of-life.

Queensland’s base metal exploration expenditure has been elevated in recent years, particularly for copper, and several new or expanded operations which are yet to reach a final investment decision are likely to offset some of the anticipated decline. These may include potentially significant additions, such as a restart to Glencore’s Black Star zinc mine, extensions of Eloise and Ernest Henry operations and the Eva copper mine among others.

Meanwhile, exploration and plans for critical minerals in Queensland continue to progress and may provide new opportunities beyond Queensland’s traditional industrial metals base. However, the extent to which some of these projects proceed, and whether the output is exported rather than used in domestic manufacturing, remains uncertain. As final investment decisions are made for projects, these will be incorporated into estimates.

Agriculture

The volume of agricultural exports rose by 12.8 per cent in 2022–23, driven by large increases in cotton, beef and crop exports. Cotton exports increased sharply in 2022–23 due to strong production in 2021–22 and 2022–23 aided by favourable weather conditions.

Agriculture exports are expected to strengthen by a further 7 3⁄4 per cent in 2023–24 to an all-time high, driven by surging beef, cotton, and sugar exports. In mid to late 2023, BOM predicted warmer and drier conditions for much of Australia and declared an El Niño was underway, prompting farmers to increase cattle processing rates heading into summer.

Budget Strategy and Outlook 2024-25

However, much of Australia and Queensland has experienced wet weather conditions instead, allowing farmers to continue increasing herd size despite the higher processing rates for cattle. Beef exports are expected continue to strengthen in 2024–25, before moderating in following years, as farmers look to re-build their herds.

International sugar prices have risen significantly since early 2023 following dry weather and supply issues in key sugar producing countries such as India and Thailand and port congestion in Brazil. As a result, nominal sugar exports are projected to significantly increase in 2023–24 on the back of these high prices. As global supply recovers, sugar prices are expected to moderate over the coming years.

From 2024–25, Queensland total agriculture exports are projected to moderate from record levels. This is in line with the Australian Bureau of Agricultural and Resource Economics and Sciences’ (ABARES) expectation that a return to more “neutral” weather conditions, as forecast by the BOM, will impact cotton production, while beef processing rates are expected to slow from 2025–26 onwards.

Services exports

International visitors and student arrivals have recovered strongly following the reopening of Australia’s borders at the start of 2022 (Chart 2.7).

Student arrivals are now at around 90 per cent of their pre-COVID-19 levels (March 2019) while the recovery in short-term visitors has been somewhat slower, now at around 79 per cent of pre-COVID-19 levels.

The recovery in short-term visitor arrivals have been hampered by international airline capacity limitations and high travel costs.

However, on average, visitors are staying longer so that the recovery in visitor nights spent in Queensland has been stronger than the recovery in visitor numbers.

Budget Strategy and Outlook 2024-25

Chart 2.7	Number of overseas arrivals, Queensland[1]

Note:

1.	12-month rolling sum, ‘000s.
2.	Overseas visitors who intend to stay in Australia for less than 12 months.
3.	Overseas arrivals on temporary student visas who undertake full-time study in a recognised educational institution.

Source: ABS Overseas Arrivals and Departures, Australia.

More recently, the pace of the recovery in student arrivals appears to have eased somewhat. While this may reflect a range of factors, it is noted that in late 2023, the Australian Government announced a series of measures that could impact on international student arrivals, including tighter English language scores, more scrutiny of student visa applications from high-risk providers, restrictions on onshore visa-hopping and an increase in the level of savings that international students need to be eligible for a visa.

With the number of international student and visitor arrivals approaching pre-COVID-19 levels, and given the recent changes made as part of the Australian Government’s migration strategy, it is likely that the pace of growth in services exports will slow from the exceptionally high rates over the past few years and move towards a more sustainable rate.

Imports

Imports have grown strongly in recent years, supported by solid domestic activity, improvement in global supply chains and the substantial recovery in services imports as international borders were reopened following the COVID-19 pandemic.

Budget Strategy and Outlook 2024-25

However, growth in Queensland’s imports is expected to moderate to 7 1⁄2 per cent in 2023–24. While services imports, primarily overseas tourism undertaken by Queenslanders, are forecast to continue to grow strongly, goods imports growth is expected to slow, reflecting the weak household consumption growth constrained by high inflation and interest rates.

In 2024–25, imports are expected to grow by 1 3⁄4 per cent, driven by services imports, while goods imports are expected to fall. Beyond 2024–25, imports are forecast to grow strongly, reflecting a return to more solid household consumption growth and continued strength in services imports.

Box 2.2	Economic impacts of Tropical Cyclone Jasper and South East Queensland storms

Over the 2023–24 summer, parts of the state were impacted by severe weather events, which inflicted major flooding and storm damage to homes, businesses and infrastructure.

In addition to the financial costs to households, businesses, government and insurers of rebuilding and repairing the physical damage caused by these events, the severe weather events also resulted in losses in economic output as measured by Gross State Product (GSP). Given the nature and location of these events, the economic impacts primarily fell into 3 categories:

•	impacts on agricultural production through crop and stock losses

•	impacts on tourism activity

•	general business disruption due to physical damage to property and loss of business due to closures, and transportation and power disruptions.

Tropical Cyclone Jasper

Cyclone Jasper had significant, albeit largely temporary, impact on businesses in key areas of North Queensland.

Key crops in the impacted region include over 90 per cent of Queensland’s production of bananas, as well as a range of tropical fruits and sugarcane, while the region’s agricultural activities also include cattle and fisheries.

Advice from the Department of Agriculture and Fisheries indicated that losses to agricultural production in the region are likely to be in the order of up to $60 million.

Tourism Research Australia data indicate the number of visitor nights in Cairns in December quarter 2023 was 331,000 (9.4 per cent) lower than in the previous December quarter, while Cyclone Jasper may also have had some additional impact on activity in the subsequent March quarter 2024. However, a range of other factors may also influence changes in visitor arrivals and nights across years, so the decline is not necessarily all directly attributable to Cyclone Jasper.

It is also noted that from a whole-of-state economy perspective, these losses in the affected regions may have been partly offset by travellers altering their plans to travel at a later date or travel to an alternative destination within Queensland.

Budget Strategy and Outlook 2024-25

General business impacts of Cyclone Jasper include reduced output due to power outages, transport disruptions and damage to plant, equipment, and property. According to the Insurance Council of Australia, there were 892 commercial insurance claims lodged following Cyclone Jasper, noting not all losses would be covered by insurance.

While devastating for impacted local residents and business owners, the impact on the overall Queensland economy is mitigated by the relatively small size of the impacted area, which accounts for around 5 per cent of total Queensland employment and population. Therefore, the economic losses are not expected to be material in the context of overall growth in the Queensland economy, with GSP in excess of $500 billion per annum.

SEQ Christmas and New Year floods and storms

The Christmas/New Year floods and storms severely impacted areas of South East Queensland, with the key economic impacts of this event being on tourism activity and due to general business disruption.

Tourism Research Australia data indicates that the total number of visitor nights at the Gold Coast in December quarter 2023 was down 1,168,000 (18.9 per cent) compared with the previous December quarter. There may also have been some impact on tourism in the subsequent March quarter, given the event occurred relatively late in the December quarter.

As is the case with Cyclone Jasper, while there was significant damage and losses incurred by households and businesses in the impacted region, most of the disruption to economic activity was temporary.

In combination, the impact of natural disasters in Queensland in 2023–24 is not anticipated to have a material impact on overall GSP (i.e. less than 1⁄4 of a percentage point of GSP).

2.4.6	Labour market

Queensland’s labour market remains exceptionally strong by historical standards.

The trend unemployment rate remains low, at 4.1 per cent in April 2024, and employment growth is strong, up 4.0 per cent over the year to April 2024.

The number of people employed in Queensland in April 2024 had grown by 366,900 (14.3 per cent) since March 2020, the strongest growth in both absolute and percentage terms of any state or territory.

However, as higher interest rates impact the domestic economy, the tightness in the labour market has shown some signs of easing, with the unemployment rate having edged slightly higher from a very low 3.4 per cent in December quarter 2022.

Annual employment growth has moderated from a high of 5 per cent over the year to September quarter 2022. The job vacancy rate, which measures the number of job vacancies as a proportion of the labour force, has eased from an historic high of 3 per cent in September quarter 2022 to a still elevated 2.3 per cent in March quarter 2024.

Strong jobs growth so far in 2023–24 is expected to see employment grow by 2 3⁄4 per cent in the year. Employment growth is then expected to slow to 1 1⁄2 per cent in 2024–25 and 1 per cent in

Budget Strategy and Outlook 2024-25

2025–26, as the labour market continues to normalise. Employment growth is then expected to grow broadly in line with underlying population growth.

As employment growth slows, the state’s participation rate is expected to ease gradually from 66 1⁄2 per cent in 2023–24 to 66 per cent across the forward estimates.

The unemployment rate is expected to gradually increase from the 3.7 per cent recorded in 2022–23, Queensland’s lowest year-average unemployment rate since monthly records began in 1978.

The unemployment rate is expected to average 4 1⁄4 per cent in 2023–24 and then, going forward, continue to increase towards a rate more consistent with stable inflation, reaching 4 1⁄2 per cent in 2024–25, and 4 3⁄4 per cent in 2025–26, 2026–27 and 2027–28.

Chart 2.8	Employment growth and unemployment rate, Queensland[1]

Note:

1.	Original, year-average. 2023–24 and beyond are forecasts/projections.
2.	Long-run average unemployment rate since the inception of the ABS monthly series in 1978.

Sources: ABS Labour Force and Queensland Treasury.

Regional labour markets

Employment outcomes and labour markets more broadly across the state have remained remarkably resilient despite the global macroeconomic headwinds.

Many regional areas of Queensland have recorded ongoing strong labour market outcomes, with key regional industries supported by elevated commodity prices, solid domestic tourism, improved rainfall and strong dwelling demand.

Budget Strategy and Outlook 2024-25

Employment in regional Queensland grew 0.9 per cent in the year ended April 2024 with Wide Bay (up 9,200 or 7.1 per cent) recording the strongest employment growth, followed by Darling Downs – Maranoa (up 1,400 or 2.2 per cent) and Queensland – Outback (up 500 or 1.2 per cent).

The average unemployment rate across regional Queensland rose slightly, by 0.4 percentage point, but remained very low at 4.0 per cent in the year to April 2024.

Darling Downs – Maranoa (2.1 per cent), Cairns (3.4 per cent) and Townsville (3.8 per cent) recorded the lowest unemployment rates in regional Queensland as of April 2024, while Wide Bay recorded its lowest ever unemployment rate at 4.8 per cent.

Employment in South East Queensland rose 3.6 per cent in the 12 months to April 2024, led by Sunshine Coast (up 19,500 or 9.5 per cent), Logan – Beaudesert (up 14,700 or 7.9 per cent) and Ipswich (up 13,100 or 7.1 per cent).

Box 2.3	Queensland’s ongoing strong labour market performance

Queensland’s labour market has been exceptionally strong in the post-COVID-19 period.

As of April 2024, employment in Queensland was 366,900 persons (or 14.3 per cent) above the pre-COVID-19 level of March 2020, the strongest growth in absolute and percentage terms of all states and territories.

Queensland’s unemployment rate has been below 4 1⁄2 per cent for 29 consecutive months, the longest period in history apart from the 2006–2008 mining boom. In comparison, the unemployment rate has averaged 7 per cent since monthly estimates began in 1978.

Similarly, the youth (15-24 years) unemployment rate (year-average) has been below 10 per cent for 25 consecutive months, again the longest stretch in history apart from the mining boom.

The proportion of Queenslanders in employment is also near historic highs, at 64.3 per cent in April 2024, well above the pre-COVID-19 rate of 61.8 per cent and a rate only eclipsed during the mining boom. In comparison, the employment to population ratio has averaged 59.8 per cent since monthly estimates began in 1978.

Budget Strategy and Outlook 2024-25

Chart 2.9	Unemployment rate and employment to population ratio, Queensland[1]

Note:

1.	Trend, monthly. Employment to population ratio is total employment as a proportion of the civilian population aged 15 years and older.

Source: ABS Labour Force.

Labour demand in Queensland remains strong. The job vacancy rate (the number of job vacancies as a proportion of the labour force) was 2.3 per cent in March quarter 2024, well above the pre-COVID-19 rate of 1.4 per cent and above the pre-COVID-19 historic high of 1.9 per cent.

Wages growth has picked up to 4.6 per cent over the year to March quarter 2024, down slightly from 4.8 per cent over the year to December quarter 2023, the highest annual wages growth on record since the inception of the ABS data series.

The strength in Queensland’s labour market is reflected across all of Queensland’s regions.

All regions outside of South East Queensland had unemployment rates below 5 per cent in April 2024, which has only occurred on two other occasions (February 2023 and March 2024).

Darling Downs – Maranoa (2.1 per cent), Cairns (3.4 per cent), and Townsville (3.8 per cent) all had unemployment rates below 4 per cent, while Wide Bay recorded its lowest ever unemployment rate at 4.8 per cent.

Note: The ABS have released new modelled estimates of regional labour market data which are intended to replace the survey-based estimates over time. However, given the limited time series and demographic information (no age or sex estimates) currently available for the new modelled estimates, Queensland Treasury will continue to refer to the survey-based measures for regional labour market outcomes until the full suite of modelled estimates are available.

Budget Strategy and Outlook 2024-25

2.4.7	Prices and wages

In year-average terms, growth in Brisbane’s consumer price index (CPI) was 7.3 per cent in 2022–23, the highest year-average increase since 1989–90.

However, recent data show inflationary pressures subsiding over 2023, with annual growth in Brisbane’s CPI falling from the recent peak of 7.9 per cent in September quarter 2022 to 3.4 per cent in March quarter 2024.

The slowing in inflation evident in Brisbane over 2023 was primarily driven by goods prices, which saw annual growth fall from 10 per cent in September quarter 2022 to 2.8 per cent in March quarter 2024 (Chart 2.10).

While the easing of goods inflation has predominantly been driven by slower growth in the cost of new dwelling purchases by owner-occupiers and automotive fuel, the unwinding of global supply chain constraints has also seen price declines across some components, including furniture, household textiles and appliances, and computing equipment.

In contrast, while slowing in recent quarters, services inflation remains elevated and showing signs of persistence, consistent with inflation trends internationally. Annual growth in Brisbane services prices was 4.3 per cent in March quarter 2024, down from a peak of 7.6 per cent in March quarter 2023.

Chart 2.10	Brisbane’s consumer price index, by component[1]

Note:

1.	Quarterly.

Source: ABS Consumer Price Index.

Budget Strategy and Outlook 2024-25

Brisbane’s overall CPI growth is expected to fall substantially to 4 per cent in 2023–24. In 2024–25, the gradual loosening of the Queensland labour market is expected to see services inflation moderate.

When combined with an estimated 1 1⁄4 percentage points detraction from CPI growth due to the Queensland Government’s cost-of-living measures and the additional electricity and rent support from the Australian Government, this is forecast to see annual CPI growth fall to 2 per cent next year.

As previously stated, Queensland’s strong and tight labour market is providing upward pressure on wages growth. Annual growth in Queensland’s WPI was 4.6 per cent in March quarter 2024, down slightly from 4.8 per cent in December quarter 2023 which was the strongest growth since the inception of the ABS series.

In year-average terms, annual growth accelerated to 3.6 per cent in 2022–23, up from 2.5 per cent in 2021–22. Consistent with the expected easing in the labour market, Queensland’s WPI growth is expected to moderate from 4 3⁄4 per cent in 2023–24 to 3 3⁄4 per cent in 2024–25 and 3 1⁄2 per cent in 2025–26.

As such, the recent strengthening in wage growth at a time of falling inflation is expected to see the second consecutive year of real wages growth in Queensland in 2024–25. Ongoing real wage growth is expected across the remaining years of the forecast period.

Box 2.4	Impacts of the Queensland Government’s cost-of-living relief

Understanding the Consumer Price Index

Inflation is an increase in the level of prices of the goods and services that households typically buy, with the most well-known indicator of inflation being the Consumer Price Index (CPI).

The CPI has been produced by the Australian Bureau of Statistics (ABS) since 1960 and is used by the RBA, government, and economists as the key indicator and tool in monitoring and evaluating inflation in the Australian economy.

The CPI provides a general measure of changes in prices of consumer goods and services purchased by Australian households. It measures prices in the eight state and territory capital cities, with the national index represented by a weighted average of these eight cities.

The CPI consists of 11 major expenditure groups. These main groups, and their relative weights within the Brisbane CPI basket, are shown in Chart 2.11.

Budget Strategy and Outlook 2024-25

Chart 2.11	Brisbane CPI basket weights by group[1]

Note:

1.	Percentage contribution to the All groups CPI. Components may not add to 100 due to rounding.

Source: ABS Consumer Price Index.

Impact of cost-of-living relief measures on the CPI

Importantly, given the Housing (which includes energy costs) and Transport groups both account for significant portions of Brisbane household budgets (combined, around 32 per cent of the Brisbane CPI basket of goods and services), the Queensland government’s cost-of-living relief measures will impact significantly on these two key components of the CPI.

The Queensland Government is delivering significant new and expanded measures in 2024–25 to support Queenslanders in tackling cost-of-living challenges. Some of the key elements of this initiative that directly impact measured inflation include:

•

$1,300 electricity bill rebates for all Queensland households in 2024–25, consisting of an upfront $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate paid in quarterly instalments from the Australian Government

•	a 20 per cent reduction in registration fees for all light vehicles for a 12-month period, which is scheduled to start appearing on renewal notices sent to customers from 5 August 2024

•	all public transport fares reduced to 50 cents from 5 August 2024 for six months as well as half-price tickets on Airtrain services.

In addition, the Australian Government announced an increase in the maximum rate of Commonwealth Rent Assistance by 10 per cent.

Budget Strategy and Outlook 2024-25

Based on Queensland Treasury analysis, it is estimated the Queensland Government’s cost-of-living relief measures, when combined with the Australian Government measures, will reduce Brisbane’s headline CPI growth in 2024–25 by around 1 1⁄4 percentage-points, reducing CPI growth to 2 per cent in that year (Chart 2.12).

This comprises an estimated one percentage point reduction in annual CPI growth due to the electricity bill rebates substantially reducing housing-related costs and a further 1⁄4 percentage point reduction due to the combined impact of the Queensland Government’s transport-related cost-of-living relief measures.

Chart 2.12	Brisbane Headline Consumer Price Index Growth[1]

Note:

1.	Year-average.

Sources: ABS Consumer Price Index and Queensland Treasury.

Comparison of Brisbane and national CPI outcomes

The Queensland Government’s substantial cost-of-living relief measures are expected to have a significant impact on CPI growth across 2024–25 and 2025–26.

Queensland Treasury forecast year-average CPI growth in Brisbane of 2 per cent in 2024–25 and 3 1⁄4 per cent in 2025–26.

In comparison, the 2024–25 Federal Budget forecasts national CPI growth of 2 3⁄4 per cent both through-the-year to June quarter 2025 and through-the-year to June quarter 2026.

Budget Strategy and Outlook 2024-25

However, across the 2-year period, these forecasts imply that CPI growth in Brisbane is expected to be cumulatively lower than national CPI growth, highlighting the benefits of the Queensland Government’s additional cost-of-living relief (Chart 2.13).

Chart 2.13	National and Brisbane CPI growth comparison, 2024–25 and 2025–26[1]

Note:

1.	Year-average. Index, 2023–24 = 100.
2.	Australia year-average CPI growth has been interpolated using the Australian Government’s through-the-year to June quarter growth rates published in the 2024–25 Federal Budget.

Sources: Queensland Treasury and Australian Government.

Budget Strategy and Outlook 2024-25

2.4.8	Population

A significant rebound in net overseas migration (Chart 2.14) led to Queensland’s overall year-average population growth accelerating to 2.4 per cent in 2022–23, the strongest rate of growth since 2008–09. In absolute terms, this represented 127,900 additional Queenslanders in 2022–23, the largest year-average increase in the number of people on record.

This followed a period in which COVID-19-related international border restrictions slowed population growth to only 1.0 per cent in 2020–21 before a surge in net interstate migration supported growth of 1.6 per cent in 2021–22.

Latest data show overseas arrivals have surged to be well-above pre-COVID-19 levels after the border restrictions were unwound in early 2022, but the level of departures is still lagging as there are fewer recently arrived temporary migrants who are due to leave.

Consequently, in contrast to the net outflow generally experienced during the pandemic, net overseas migration to Queensland has risen to 88,000 persons in the year to September quarter 2023, the largest annual increase on record.

The combination of rebounding arrivals and lagging departures is expected to provide near-term support for net overseas migration. In addition, the prevailing tight labour market conditions are encouraging local firms to seek skilled overseas workers to meet labour demand that cannot be met locally.

However, beyond the short term, flows of net overseas migration to Queensland are forecast to normalise, reflecting the likely impacts of the recent changes as part of the Australian Government’s migration strategy.

At 134,700 persons, Queensland’s net interstate migration since the onset of COVID-19 (i.e. June quarter 2020) has been the highest in Australia.

While this reflected Queensland’s relatively better COVID-19 health outcomes, along with strong labour market conditions and relative housing affordability, this is also consistent with the long-term trend of Queensland being a substantial net recipient of interstate migrants, particularly from New South Wales and Victoria.

Net interstate migration to Queensland has continued to normalise during the past few quarters and is expected to stabilise around pre-COVID-19 levels going forward.

Queensland’s birth rate picked up particularly during the second year of the pandemic. However, with tighter financial conditions having impacted household budgets, the increase in births seen during the COVID-19-period is generally expected to return to the longer-term downward trend seen prior to the pandemic.

Overall, the population increase attributed to natural increase is forecast to broadly return to pre-COVID-19 trends.

Reflecting the combination of these trends, Queensland’s resident population is forecast to grow by 2 1⁄2 per cent in 2023–24, supported by elevated net overseas migration, before moderating to average around 1 1⁄2 per cent growth per annum in the following 2 years.

Budget Strategy and Outlook 2024-25

Chart 2.14	Queensland’s population growth, by component[1]

Note:

1.	Four-quarter rolling sum. The dotted vertical line represents March quarter 2020.

Source: ABS National, State and Territory population.

Box 2.5	Population growth trends

The Queensland Government Statisticians Office (QGSO) provides long-term population projections for the Queensland Government, based on underlying long-term demographic trends, with a major update typically occurring following a Census. These longer-term projections complement and are informed by annual Budget population forecasts which are more frequently refined with available data and incorporate short-term cyclical fluctuations and shocks. These forecasts published in the State Budget are the key considerations in determining Government investment in services within the budget cycle.

However, the COVID-19 pandemic drove divergent trends in key components of population growth, both nationally and in Queensland, across the period during and following the pandemic, which has significantly impacted the accuracy of budget population forecasts.

In particular, the recent stronger than expected increase in national net overseas migration, has resulted in volatility in the key components of population growth and stronger than expected overall population growth in 2022–23 and 2023–24.

To understand the factors driving recent trends and the outlook for population growth in Queensland, it is necessary to examine each of the 3 components of population growth (net

Budget Strategy and Outlook 2024-25

interstate migration, net overseas migration, and natural increase), including in the context of the Australian Government’s population forecasts and migration policy settings.

Net interstate migration

Around the same period that COVID-19 pandemic related international border closures significantly reduced the flow of overseas migrants, Queensland experienced one of the strongest surges in net interstate migration on record.

Between June quarter 2020 and the latest data up to September quarter 2023, net interstate migration to Queensland totalled 134,700 persons, which is more than 3 times higher than the next highest recorded over that period, by Western Australia at 38,500.

This was also the largest absolute increase in net interstate migration over a similar (14 quarter) period since 1996.

In comparison, over the same period, New South Wales and Victoria recorded net outflows of migrants to other states of 118,700 and 55,900 respectively.

A range of factors supported a strong increase in the flow of migrants from interstate during the initial stages of the pandemic. Queensland’s COVID-19-health outcomes were favourable compared with the major southern states, while the state also enjoyed relatively more affordable housing and stronger jobs growth.

More recently, net interstate migration to Queensland has largely returned to pre-COVID-19 trends. Going forward, the flow of migrants from interstate is expected to stabilise at around pre-COVID-19 levels but, consistent with longer-term trends, Queensland is still forecast to be a major net recipient of people moving from other states.

According to Australian Government forecasts published in the 2024–25 Federal Budget, in net terms, 110,900 people are expected to move from interstate to Queensland over the 5 years to 2027–28.

Net overseas migration

The unwinding of overseas border restrictions in early-2022 has led to net overseas migration again becoming the main driver of overall population growth in Queensland.

However, compared with historical outcomes and previous expectations, the extent to which overseas migration has impacted overall population growth has been exacerbated by the strong growth in national overseas migration.

While overseas arrivals to Queensland have rebounded to be well-above pre-COVID-19 levels, the level of departures (i.e. people leaving Queensland to move overseas) is still lagging (Chart 2.15). This reflects in part there being fewer recently arrived temporary overseas migrants, such as students, who are due to leave.

Between March quarter 2022, when the international border re-opened, and September quarter 2023 (latest data available), overseas arrivals to Queensland totalled 207,800, while overseas departures remained low at only 71,300 persons.

Consequently, in contrast to the net outflow of overseas migrants recorded during the pandemic, net overseas migration has contributed 136,500 persons to the state’s population over the 7 quarters to September quarter 2023.

This was the largest absolute increase in net overseas migration over a similar (7 quarter) period since the current data series commenced in June quarter 1981.

Budget Strategy and Outlook 2024-25

This imbalance between arrivals and departures is expected to persist in the near term and continue to support overall population growth. However, beyond the short term, flows of net overseas migration to Queensland are forecast to normalise, partially reflecting the likely impacts of recent changes made as part of the Australian Government’s migration strategy as outlined in the 2024–25 Federal Budget.

According to Australian Government forecasts published in the 2024–25 Federal Budget, net overseas migration to Queensland is forecast to moderate throughout the forward estimates period, from an elevated 61,500 persons in 2023–24 to 31,800 in 2025–26 and 28,600 in 2027–28.

Chart 2.15	Net overseas migration components, Queensland[1]

Note:

1.	Original, quarterly.

Source: ABS National, State and Territory population.

Natural increase

The second year of the COVID-19 pandemic (i.e. 2021) saw a spike in Queensland’s birth rate, broadly consistent with trends observed across other major states. However, these trends have been normalising recently, and the number of births in Queensland is generally expected to return to the longer-term downward trend seen prior to the pandemic.

Overall, the population increase attributed to natural increase is forecast to broadly return to pre-COVID-19 trends.

National drivers of recent population growth and comparison to previous forecasts

With the recovery in overseas departures continuing to lag the significant increase in overseas arrivals, the stronger than expected growth in net overseas migration has resulted in Queensland’s overall population growth in 2022–23 and 2023–24 being revised upward materially since release of the 2023–24 Queensland Budget in June 2023.

Budget Strategy and Outlook 2024-25

In year-average terms, Queensland’s total resident population is now expected to grow by 2 1⁄2 per cent in 2023–24, upwardly revised from the 2 per cent growth forecast in the 2023–24 Budget Update, which already reflected an upward revision to the 1 3⁄4 per cent growth forecast in the 2023–24 Queensland Budget.

This strength in net overseas migration and overall population growth reflects national trends, with the 2024–25 Federal Budget indicating that recent levels of national net overseas immigration to Australia had been stronger than expected.

National net overseas migration was revised up by 207,800 across the two years ending June 2024, compared with the Australian Government forecasts 12 months earlier in the 2023–24 Federal Budget.

This higher than expected increase in national net overseas migration has contributed significantly to the post-COVID-19 phenomenon of stronger than forecast overall population growth.

Following the COVID-19 pandemic, there has been a clear surge in population across 2021–22 and 2022–23, with this trend expected to continue in 2023–24, with much of the more recent strength reflecting the unprecedented increase in national net overseas migration over the last 2 years, largely due to departures significantly lagging overseas arrivals.

The recent nature of this population growth is highlighted in Chart 2.16 below, which compares population growth outcomes over the past decade with the relevant Queensland Budget forecast published in each previous year.

Based on these comparisons, this indicates that cumulatively, across the three years to 2023–24, Queensland’s population growth is estimated to have exceeded forecasts by a total of 135,500 persons.

The Australian Government also made significant upward revisions in the 2024–25 Federal Budget to forecasts for Queensland’s annual population growth over the year to 30 June 2024.

However, importantly, partially reflecting changes to migration policy settings, the latest Federal Budget forecasts imply a reduction to national net overseas migration over 160,000 persons across the 5 years to 2027–28.

Beyond 2023–24, population growth in Queensland is forecast to ease to around 1 1⁄4 to 1 1⁄2 per cent per annum across the remainder of the forward estimates period. In comparison, Queensland’s population grew by an average of 1.7 per cent per annum in the decade prior to the COVID-19 pandemic.

Year-average growth is then expected to fall to 1 1⁄4 per cent in both 2026–27 and 2027–28. The lower growth expected in later years of the forecast period largely reflects the likely impacts on net overseas migration from the recent changes to the Australian Government’s migration strategy.

The easing profile in overall population growth across the forward estimates also reflect a stabilisation in net interstate migration around pre-COVID-19 levels and the return of the natural increase component towards the trend seen prior to the pandemic.

Budget Strategy and Outlook 2024-25

This outlook is consistent with the forecast growth profile for national population growth, which is forecast to fall from a peak of 2.4 per cent over the year to June quarter 2023 to 1.3 per cent by June quarter 2028.

This softening in Queensland’s population growth beyond 2023–24 is also in line with the outlook for Queensland published in the 2024–25 Federal Budget, where population growth was expected to moderate from 2 1⁄4 over the year to June 2024 to 1 1⁄2 per cent by June 2026 and then ease further to 1 1⁄4 per cent by June 2028.

Chart 2.16	Queensland population, Actual less Budget forecasts by iteration[1,2]

Note:

1.	Year-average. Persons.
2.

There is only one quarter (September quarter 2023) of actual data currently published by the ABS for 2023–24. Therefore, 2023–24 in this chart represents Treasury’s current updated forecast less the level implied from the growth published in the 2023–24 Budget.

Sources: ABS National, State and Territory population and various Queensland Budgets.

2.5	Risks to the outlook

Global geopolitical tensions remain a key risk to the economic outlook. This includes the ongoing war in Ukraine as well as the ongoing risk of an escalation in the conflict in the Middle East, which could impact on oil prices as well as threaten global trade routes.

With expectations that most central banks are close to the peak in the interest rate cycle, and that an easing of monetary policy may occur over the next year, concerns over a hard landing for the

Budget Strategy and Outlook 2024-25

international economy have eased. The key exception is in China where concerns remain about the potential for property market disruptions to impact China’s economy more widely.

Domestically, the risks of a hard landing have also lessened as interest rates are expected to have peaked.

However, both domestically and locally, there is a risk that inflation may be more persistent than expected, which would delay any monetary policy easing, potentially reducing economic growth.

Global supply chain disruptions have generally eased, but skilled labour supply shortages remain a problem, especially in the construction industry.

While the Australian Government’s immigration reforms are expected to help return population growth to historic norms, higher than expected population growth, outside of that required to address skill shortages, could increase demand for housing, government services and infrastructure.

Combined with the ongoing shortages of skilled labour, this poses risks in terms of the capacity of the construction industry to meet the expected demand for housing, business, and public sector investment.

Budget Strategy and Outlook 2024-25

Table 2.3	Queensland economic forecasts[1]

	Actuals 2022–23	2023–24	Forecasts 2024–25	2025–26
Economic output[2]
Household consumption	3.7	1	2	2 1⁄2
Dwelling investment	-5.5	-2 1⁄2	2 1⁄4	1⁄4
New and used	1.1	2 3⁄4	7 1⁄4	3⁄4
Alterations and additions	-12.3	-9	-4	-1⁄2
Business investment	6.7	3	1 3⁄4	2 1⁄2
Non–dwelling construction	5.6	3 1⁄4	-1 1⁄2	1 1⁄2
Machinery and equipment	5.9	2	3 1⁄2	1 3⁄4
Private final demand	2.7	1	2	2 1⁄4
Public final demand	4.8	5 1⁄2	5 1⁄2	4
State Final Demand	3.3	2 1⁄2	3 1⁄4	2 3⁄4
Overseas exports[3]	-1.0	10 1⁄2	2 3⁄4	1 1⁄2
Overseas imports[3]	15.8	7 1⁄2	1 3⁄4	5 1⁄2
Gross state product	2.3	3	3	2 1⁄2
Employment	3.7	2 3⁄4	1 1⁄2	1
Unemployment rate[4]	3.7	4 1⁄4	4 1⁄2	4 3⁄4
Inflation[5]	7.3	4	2	3 1⁄4
Wage Price Index	3.6	4 3⁄4	3 3⁄4	3 1⁄2
Population	2.4	2 1⁄2	1 1⁄2	1 1⁄2

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	CVM, 2021–22 reference year. The comparable nominal GSP growth rates are 10.9 per cent in 2022–23, 3 1⁄4 per cent in 2023–24, 4 1⁄4 per cent in 2024–25 and 3 3⁄4 per cent in 2025–26.
3.	Includes goods and services.
4.	Per cent, year-average.
5.	Brisbane, per cent, year-average.

Sources: ABS Annual State Accounts, Australian National Accounts, Balance of Payments and International Investment Position, National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

Budget Strategy and Outlook 2024-25

3	Fiscal strategy and outlook

Features

•

The Queensland Government is deploying its fiscal capacity to support Queenslanders with additional spending measures that strike the right balance between providing strong responses to immediate, but temporary challenges and delivering on long-lived transformational recurrent and capital spending programs.

•

In 2024–25, the Queensland Government will provide record cost-of-living support and continue to progress delivery of the Big Build investment in economic and social infrastructure to strategically position the state to maintain a strong and diverse economy into the future and meet the needs of a growing population.

•	The Queensland Government is also increasing infrastructure and service investment to respond to record demand arising from stronger than expected population growth.

•

An operating surplus of $564 million is expected in 2023–24, compared to the $2.182 billion deficit forecast in the 2023–24 Budget. This is being delivered through careful management of revenue improvements, some of which has been prioritised to fund the government’s cost-of-living relief measures.

•	The 2023–24 estimated actual represents the third consecutive operating surplus of this term of Government and follows a record surplus of $13.9 billion in 2022–23.

•

The net operating balance profile across the period from 2023–24 to 2025–26 reflects the interaction of a number of years where annual revenue growth is fairly flat combined with a temporary elevation in cost-of-living support, and additional support for priority services.

•

In 2024–25, a deficit of $2.631 billion is forecast, compared to a surplus of $135 million in the 2023–24 Budget. The change reflects a very significant response from government to prioritise the provision of elevated cost-of-living support when the community most needs it, as well as boosting health, housing, and community safety measures in response to strong demand arising from stronger than expected population growth.

•

From 2025–26, as temporary relief measures are wound back, Queensland’s net operating position is expected to improve. Compared to 2024–25, the deficit improves to a forecast $515 million in 2025–26. Surpluses of $0.9 billion and $2.0 billion are then forecast for 2026–27 and 2027–28 as revenue growth returns and expenses are managed within available revenues.

•	The recovery of the net operating position is also underpinned by a targeted $3 billion savings plan over 4 years to 2027–28.

•

The 2024–25 Budget increases investment in the capital program to support transformative infrastructure investments boosting the health system capacity, decarbonising the state’s energy system, preparing for the 2032 Olympic and Paralympic Games, building homes for Queenslanders, and delivering major transport infrastructure investment such as Direct Sunshine Coast Rail.

Budget Strategy and Outlook 2024-25

•	The total capital program is now projected to be $107.3 billion over the 4 years to 2027–28 compared to the projected $96.2 billion over the 4 years to 2026–27 as at the 2023–24 Budget Update.

•

The capital program is expected to peak in 2025–26 at $29.4 billion before moderating to $23.7 billion by 2027–28, a 19 per cent reduction over that period. The moderation reflects several factors, but as population growth returns to normal, there is a greater degree of flexibility with medium term capital program scheduling given the spending profile of significant programs such as the Hospital Capacity Expansion Program, the completion of large projects such as Cross River Rail and the decline in capital works being funded under the disaster recovery arrangements. The capital spend in 2025–26 also reflects the delivery schedule of early phase energy projects as part of the longer-term plan for decarbonisation of the energy system.

•

The increase in the 4-year capital program means the government’s debt profile has shifted up since the 2023–24 Budget Update. General government borrowings are now expected to reach around $103.2 billion in 2026–27, which is $6.5 billion higher than in 2023–24 Budget Update. However, as the peak in capital spending in 2025–26 passes the General Government’s debt burden trajectory moderates.

•

Queensland continues to be well positioned to meet its recurrent and capital spending objectives. The projected net debt to revenue metric for 2023–24 has fallen materially over recent budgets. Queensland’s 2024–25 estimated net debt to revenue ratio of 31 per cent compares favourably to its peers at 88 per cent for New South Wales and 163 per cent for Victoria.

3.1	Fiscal outlook

The government’s fiscal strategy continues to balance responding to immediate challenges, such as assisting households to manage cost-of-living pressures and responding to demand arising from stronger than expected population growth with delivering long-term transformational recurrent and capital spending programs within fiscally sustainable parameters.

A major factor in framing the 2024–25 Budget, which has also been apparent in the previous two budgets, has been managing significant revenue volatility. Exceptional revenue growth in recent years was primarily driven by increased royalties, due to the very high global prices being received by Queensland’s coal producers over the period from late 2021 to late 2023, combined with the impact of the new progressive coal royalty tiers introduced in the 2022–23 Budget. As expected, these temporarily high commodity prices have since fallen substantially, and will likely continue to decline to align more with historical levels across 2024–25 and 2025–26.

The expected decline in royalties is expected to outweigh strong near-term growth in taxation revenue. Total key revenues (taxation, GST and royalties) decline materially in 2023–24 and again in 2024–25 before remaining flat in 2025–26. This is the inevitable adjustment from the unprecedented upside in coal royalties enjoyed in 2021–22 and 2022–23 that delivered record surpluses. While a return to solid revenue growth is expected from 2026–27, total key revenues are not forecast to exceed 2022–23 levels until 2027–28.

Budget Strategy and Outlook 2024-25

Near-term challenges with the revenue outlook occur at a time when the government is committed to additional and critical limited-life recurrent spending programs focussed on helping households manage temporary cost-of-living impacts, easing current housing pressures, and responding to ongoing service demands arising from stronger than expected population growth.

In 2023–24, the net operating position has improved from a deficit of $138 million forecast in the 2023–24 Budget Update to a surplus of $564 million. This estimated outcome is the result of careful management of revenue improvements, including royalties and taxes, such that a surplus is expected to be delivered at the same time as providing an additional $2.267 billion in electricity bill support for Queenslanders. The 2023–24 estimated actual represents the third consecutive operating surplus and follows a record surplus of $13.9 billion in 2022–23.

The Queensland Government is providing an additional $3.739 billion in cost-of-living support in 2024–25 to help Queenslanders tackle cost-of-living challenges. Relief is headlined by additional electricity bill rebates, slashing public transport fares to a flat fare of 50 cents per trip for six months as well as a 20 per cent reduction in vehicle registration costs for all light vehicles for a 12-month period. The cost of new spending measures as well as a boost for health growth funding has exceeded upwards revisions to royalties and tax in 2024–25, resulting in a $2.631 billion operating deficit in 2024–25.

From 2025–26, as temporary relief measures are wound back, Queensland’s net operating position is expected to improve rapidly. An improved deficit of $515 million is forecast in 2025–26 compared to 2024–25 as temporary relief measures end. Substantial surpluses of $887 million and $2.027 billion are forecast for 2026–27 and 2027–28 as demand backlogs are cleared, population pressures ease and expenses are managed within available revenue.

A targeted savings plan will be applied to ensure the state’s limited resources are being managed responsibly and to ensure the state meets its Charter of Fiscal Responsibility. Savings of $3 billion over 4 years to 2027–28 will be delivered.

The 2024–25 Budget also sees further increases in the cost of the capital program compared to recent budget updates. The critical objectives are unchanged – responding to priority areas and strategically positioning Queensland to maintain a strong and diverse economy into the future and meet the needs of a growing population.

The capital program continues to include key transformative infrastructure investment such as boosting health system capacity, decarbonisation of the state’s energy system and preparing for the Brisbane 2032 Olympic and Paralympic Games. The total capital program is now projected to be $107.3 billion over the 4 years to 2027–28. The current program is expected to peak in 2025–26 at $29.4 billion before moderating to $23.7 billion by 2027–28, representing a 19 per cent reduction over that period.

The tapering of the expected annual levels of capital spending across the forward estimates reflects multiple factors including population growth and the spending profile of significant programs such as the Hospital Capacity Expansion Program, the completion of large projects such as Cross River Rail and the decline in capital works being funded under the disaster recovery arrangements as projects are finished. The capital spend in 2025–26 also reflects the delivery schedule of early phase energy projects as part of the longer-term plan for decarbonisation of the energy system.

Budget Strategy and Outlook 2024-25

The further increase in the 4 year capital program means the government’s debt profile has shifted up since the 2023–24 Budget Update. General government borrowing is now expected to reach around $103.2 billion in 2026–27, which is $6.5 billion higher than in 2023–24 Budget Update. However, with the peak of capital spending occurring in 2025–26 and tapering down by 2027–28, there is a very clear moderation in the General Government Sector debt burden trajectory.

3.1.1	Fiscal principles

The government’s medium-term fiscal strategy is guided by the Charter of Fiscal Responsibility (the Charter) with fiscal principles and objective measures to support the restoration of fiscal buffers. An update of progress towards achievement of medium-term goals is outlined below.

Fiscal Principle 1 – Stabilise the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

Stabilising debt at a sustainable level is an essential pre-condition to maintaining capacity to invest in public infrastructure and to respond effectively to future external shocks.

Since the introduction of the Charter in the 2021–22 Budget, Queensland’s net debt to revenue outcome has continually outperformed the budget forecasts. The 2022–23 net debt to revenue ratio outcome of 3 per cent was a significant reduction from the 51 and 27 per cent estimates in the 2021–22 and 2022–23 Budgets respectively.

In comparative terms, the projected net debt to revenue metric for the 2023–24 financial year has fallen materially over recent budgets. As reflected in Chart 3.1, the projected metric for the 2023–24 financial year has fallen from 77 per cent in the 2020–21 Budget to an estimated actual of 14 per cent in the 2024–25 Budget. This reflects prudent management of an extraordinary revenue uplift, particularly in 2021–22 and 2022–23, which was driven by higher royalties. These revenues have been used to substantially lower borrowing requirements in the near term, providing the capacity to then fund an expanded infrastructure program over time.

Budget Strategy and Outlook 2024-25

Chart 3.1	Time series of the 2023–24 projected net debt to revenue ratio

The net debt to revenue ratio is expected to remain broadly consistent with 2023–24 Budget Update forecasts across the forward estimates. In 2024–25, the ratio of 31 per cent is slightly improved from previous forecasts in the 2023–24 Budget and Budget Update.

The slight increases in the net debt to revenue ratio in 2025–26 and 2026–27 compared to the 2023–24 Budget are impacted by the temporary operating deficits in 2024–25 and 2025–26 as well as stepping up the capital program to invest in economic and social infrastructure to meet the needs of Queensland’s growing population and accelerate regional economic development.

Growth in the ratio is expected to slow appreciably as the capital program moderates from the peak expected in 2025–26, with the ratio reaching 63 per cent in 2027–28. The rate of increase in net debt slows in 2026–27 and more so in 2027–28. This is an important precursor to stabilising and then reducing this ratio.

Queensland’s 2024–25 estimated net debt to revenue ratio of 31 per cent compares favourably to its peers at 88 per cent for New South Wales (2023–24 Half-yearly Review) and 163 per cent for Victoria (2024–25 Budget). Relative to revenue, Queensland’s net debt forecast of 57 per cent in 2026–27 compares favourably to 97 per cent for New South Wales and 171 per cent for Victoria.

Budget Strategy and Outlook 2024-25

Chart 3.2	State comparison of General Government Sector net debt to revenue

Fiscal Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable operating surpluses.

Maintaining a lower rate of expenses growth than revenue growth will in general support the achievement of an operating surplus and assist debt stabilisation. Revenue and expenses growth in the 2024–25 Budget is affected by near-term challenges such as stronger than expected population growth and cost-of-living relief on the expenses side, and royalty volatility on the revenue side. Over the 4 years to 2027–28, average annual revenue growth of 1.7 per cent is stronger than average expenses growth of 1.3 per cent.

Revenue growth over the forward estimates continues to reflect volatility underpinned by some temporary factors such as high commodity prices, which have fallen substantially since late 2023. As extraordinary and short-term high coal prices normalise, royalty revenue is expected to decline in 2024–25 to less than half of the 2022–23 level and remain at more moderate levels across the later years of the forecast period.

An adjusted measure removing royalties is included to better reflect underlying growth. Excluding royalties, average revenue growth is expected to be 4.0 per cent over the 4 years to 2027–28. Over the 5 years to 2027–28, average revenue growth excluding royalties of 4.5 per cent compares to average expenses growth of 4.2 per cent. This is a useful underlying comparison as it abstracts from both the volatility of royalty revenue and the very large cost-of-living energy rebates that are expensed in 2023–24.

Fiscal Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital)

Budget Strategy and Outlook 2024-25

will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth.

Capital investment is essential to support jobs, to maintain a strong and diverse economy into the future and to meet the needs of a growing population. The 2024–25 Budget’s capital program of $107.262 billion over the 4 years to 2027–28 includes a large component of unavoidable infrastructure that is required to respond to population growth as well as decarbonisation of the state’s energy system through the Queensland Energy and Jobs Plan.

Funding a large capital program primarily through operating cash surpluses rather than additional borrowings is key to stabilising net debt. However, volatility in revenue growth combined with the profile of capital expenditure, which is uneven by nature, provides a degree of volatility in the outcomes for Fiscal Principle 3 on an individual year basis.

Queensland’s 2022–23 record surplus enabled investments in non-financial assets to be more than fully funded by net cash inflows from operating activities. However, with the temporary surge in coal prices unwinding at the same time as cost-of-living support is provided and capital investment increases, the ratio is expected to fall to 35 per cent in 2023–24 and 13 per cent in 2024–25. The metric will trend up to 64 per cent by 2027–28 as revenue growth outpaces growth in expenses and the government’s capital program moderates.

Chart 3.3	Share of General Government Sector investments in non-financial assets funded from operating cash surpluses

Budget Strategy and Outlook 2024-25

Fiscal Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

Measurement of Queensland’s taxation against other jurisdictions provides a meaningful comparative indication of the state’s tax regime and policies.

Based on the latest available outcomes, Queensland’s taxation per capita continues to show the state’s competitive tax environment. Queenslanders paid $780 less tax than the average of other jurisdictions in 2022–23. On average, Queensland’s taxation per capita was $1,052 less than New South Wales’s and $1,061 less than Victoria’s.

This trend is expected to continue using the latest forecasts. The state’s taxation per capita of $4,410 in 2024–25 compares favourably to the average of other jurisdictions of $5,134 per capita. Chart 3.4 projects Queensland to maintain a highly competitive tax environment over the forward estimates.

Chart 3.4	Taxation per capita, Queensland and other states and territories

Fiscal Principle 5 – Target the full funding of long-term liabilities such as superannuation and workers’ compensation in accordance with actuarial advice.

The full funding of superannuation and other long-term liabilities is a long-standing Queensland Government priority and a key element of Queensland’s financial management.

The triennial actuarial investigation of the Defined Benefit Fund as at 30 June 2021 found it to be in a large surplus, which is expected to remain the case after allowing for suspending investment of defined benefit employer contributions from 2026–27. In accordance with established processes the next full actuarial investigation of the Defined Benefit Fund will be available in December 2024.

As at 30 June 2023, WorkCover Queensland was fully funded.

Budget Strategy and Outlook 2024-25

3.2	Key fiscal aggregates

The key aggregates for the 2024–25 Queensland Budget are outlined in Table 3.1.

Table 3.1	Key fiscal aggregates[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act. $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Revenue	89,810	82,079	89,059	88,107	88,717	90,670	95,332
Expenses	75,880	84,261	88,495	90,738	89,232	89,783	93,305
Net operating balance	13,930	(2,182)	564	(2,631)	(515)	887	2,027
PNFA[2]	9,899	9,347	11,061	12,831	14,485	14,577	12,763
Fiscal balance	8,092	(6,716)	(5,717)	(10,790)	(9,547)	(7,341)	(4,054)
Borrowings[3]	53,726	65,479	61,958	77,118	91,507	103,221	111,383
Net debt	2,615	16,190	12,223	27,407	40,552	52,076	59,831

Notes:

1.	Numbers may not add due to rounding.
2.	PNFA: Purchases of non-financial assets.
3.	Comprised of borrowing with QTC, leases and similar arrangements and securities and derivatives line items in the Balance Sheet.

3.2.1	Net operating balance

Table 3.2 compares the General Government Sector net operating balance forecasts for the previous budget with the 2024–25 Budget forecasts.

Table 3.2	General Government Sector – net operating balance forecasts

	2023–24 $ million	2024–25 $ million	2025–26 $ million	2026–27 $ million	2027–28 $ million
2023–24 Budget	(2,182)	135	206	377	—
2023–24 Budget Update	(138)	122	91	621	—
2024–25 Budget	564	(2,631)	(515)	887	2,027

Since the 2023–24 Budget, the General Government Sector net operating balance has improved from a deficit of $2.182 billion to a surplus of $564 million. Stronger revenue, primarily driven by higher commodity prices, improved the 2023–24 outlook in the 2023–24 Budget Update to a deficit of $138 million.

Since then, improvements in royalties and taxation revenue have been directed towards providing $2.267 billion in electricity bill rebates for households and small businesses to assist with the cost of living, and improving the operating position.

Budget Strategy and Outlook 2024-25

In 2024–25, the net operating position temporarily moves to a deficit of $2.631 billion, compared to a surplus of $135 million in the 2023–24 Budget. This change is driven largely by additional measures, including further cost-of-living support, with reductions in motor vehicle registrations and public transport fares.

Health services receive a significant boost in 2024–25 to continue to meet the needs of Queensland’s growing population, and additional resourcing is being provided to support the delivery of a high performing state education system, ease housing pressures and respond to community safety priorities.

Revisions due to expense measures as well as downward revisions to net flows from government owned entities and Australian Government funding are only partially offset by upwards revisions to forecasts of royalties and land rents and taxation revenue.

The deficit is expected to reduce to $515 million in 2025–26 as temporary relief measures end and forecast savings from the Smarter Spending, Better Jobs Plan increase.

Substantial surpluses are forecast in 2026–27 and 2027–28 as revenue strengthens and expenses are managed within available revenue.

Budget Strategy and Outlook 2024-25

Table 3.3	Reconciliation of net operating balance, 2023–24 Budget Update to 2024–25 Budget[1]

	2023–24 $ million	2024–25 $ million	2025–26 $ million	2026–27 $ million
2023–24 Budget Update net operating balance	(138)	122	91	621
Taxation revisions[2]	460	1,379	1,321	1,339
Royalty and land rent revisions	1,381	2,128	563	382
GST revisions	185	287	40	(57)
Revenue measures[3]	(1)	(384)	212	276
Expense measures[3]	(3,640)	(4,233)	(2,803)	(2,118)
Savings	—	300	750	1,000
Natural disaster revisions (DRFA)[4]	224	—	(376)	(158)
Net flows from PNFC and PFC entities[5]	65	(666)	(314)	(428)
Australian Government funding revisions[6]	241	(774)	329	198
Other parameter adjustments[7]	1,787	(790)	(328)	(168)
2024–25 Budget net operating balance	564	(2,631)	(515)	887

Notes:

1.	Numbers may not add due to rounding. Numbers indicate the impact on the operating balance. A number in brackets indicates a negative impact on the operating balance.
2.	Taxation revisions exclude impact of revenue measures contained in Budget Paper 4 (BP4).
3.

Reflects the operating balance impact of government revenue and expense measures since the 2023–24 Budget Update (refer to BP4 Chapter 2 Budget Measures for details) except for Natural disasters and Transport Service Contract measures which are included elsewhere in the reconciliation, as per footnotes 4 and 5.

4.	Net impact of Disaster Recovery Funding Arrangements.
5.

Represents revisions to dividends and tax equivalent payments from, and community service obligations (CSOs) and Transport Service Contract (TSC) payments to, Public Non-financial Corporations and Public Financial Corporations, net of TSC expense measures.

6.

Represents the net impact of funding provided by the Australian Government primarily for Specific Purpose Payments and National Partnership payments and excludes funding for disaster recovery expenses.

7.	Refers to adjustments largely of a non-policy nature, primarily changes in interest paid on borrowings, depreciation, swaps, lapses and deferrals.

Impact of disaster recovery on the net operating balance

Over the 2023–24 summer, parts of the state were impacted by severe weather events, which inflicted major flooding and storm damage on homes, businesses and infrastructure. This followed significant flood events in the 2021–22 and 2022–23 disaster seasons.

Table 3.4 details the impact of disaster expenses and Australian Government payments for Disaster Recovery Funding Arrangements (DRFA) on the net operating balance. Abstracting from disasters, the net operating balance is stronger in each year, and significantly on this basis, close to balance in 2025–26.

Budget Strategy and Outlook 2024-25

While disaster expenses are estimated to reach $5 billion over the 5 years to 2027–28, the majority is offset by $3.8 billion in disaster-related revenue. Including disaster capital expenditure, the combined cost of disasters over the period 2023–24 to 2027–28 is $6.7 billion compared to $4.1 billion in the 2023–24 Budget.

Table 3.4	Impact of disaster funding in the net operating balance[1]

	2023–24 $ million	2024–25 $ million	2025–26 $ million	2026–27 $ million	2027–28 $ million
Net Operating Balance	564	(2,631)	(515)	887	2,027
less Disaster revenue	1,399	1,347	874	176	—
add Disaster expenses	1,620	1,551	1,301	411	158
Underlying Net Operating Balance	785	(2,427)	(88)	1,122	2,185
Disaster capital expenditure	426	649	438	145	—

Notes:

1.	Numbers may not add due to rounding.

3.2.2	Revenue

General Government Sector revenue is estimated to total $89.059 billion in 2023–24, $751 million lower than 2022–23, but $6.98 billion higher than estimated in the 2023–24 Budget. Most of this difference is because of higher 2023–24 coal royalty estimates compared to the 2023–24 Budget. Although commodity prices have fallen significantly and royalty revenue in 2023–24 will be 30 per cent lower than the peak in 2022–23, the adjustment has not been as rapid as expected in the 2023–24 Budget.

Primarily as a result of high coal and oil prices declining more slowly than expected, ongoing strength in property prices and activity and the exceptional performance of the state’s labour market, general government revenue is forecast to be $23.924 billion, or 7.2 per cent, higher than forecast in the 2023–24 Budget over the 4 years to 2026–27.

On an annual basis across the forward estimates, revenue is expected to decline slightly in 2024–25 before modest growth in 2025–26 that gathers momentum in later years. These movements are largely explained by the outlook for the key state revenue sources of taxation, GST and royalties.

Exceptional strength in royalty revenue in 2022–23 was temporary, with coal prices expected to continue adjusting to more sustainable levels. The decline in royalties in 2023–24 compared with 2022–23 more than offsets strength in taxation and GST revenue in 2023–24.

A further large decline in royalties of $4.366 billion is expected in 2024–25 as coal and oil prices continue to moderate, accompanied by a $934 million decline in GST revenue resulting from the Commonwealth Grants Commission’s recommendation that Queensland receive a smaller share of the GST pool in 2024–25. These declines in royalty and GST revenue are expected to be partially offset by increases in taxation revenue ($2.129 billion) and other Australian Government grants ($1.556 billion).

Budget Strategy and Outlook 2024-25

Revenue growth is forecast to remain relatively flat in 2025–26, as coal prices continue to moderate, and return to solid growth in 2026–27 and 2027–28, driven by growth in taxation revenue and GST, supported by the impacts of recent and ongoing population growth.

The 2024–25 Budget also includes revenue measures to provide cost-of-living relief for households and first home buyers. These are discussed in Chapter 4 which also provides more detail on revenue estimates.

Chart 3.5	Comparison of revenue forecasts

3.2.3	Expenses

Expenses in the 2024–25 Budget provide for additional limited-life recurrent programs focussed on alleviating cost-of-living impacts, easing current housing pressures, and responding to strong demand for government services arising from stronger than expected population growth.

General government expenses are 7.2 per cent higher than forecast in the 2023–24 Budget over the 4 years to 2026–27, primarily because of new spending measures to address community demand.

General Government Sector expenses are estimated to be $88.495 billion in 2023–24, which is $12.615 billion or about 16.6 per cent higher than 2022–23. The 2023–24 expenses are also $4.234 billion higher than estimated in the 2023–24 Budget.

A key driver of this increased spending is the delivery of significant cost-of-living relief for Queensland households and small businesses, which includes meeting the cost of both the 2023–24 and 2024–25 energy rebates in 2023–24.

Budget Strategy and Outlook 2024-25

As limited-life spending programs conclude, disaster-related expenses wind down and agency savings increase, expense growth moderates significantly.

It should be noted that as major funding agreements with the Australian Government relating to health and education are renegotiated in the next 12 months, it is expected that expense growth will become stronger, supported by additional funding from the Australian Government.

Average expense growth of 4.2 per cent over the 5 years to 2027–28 compares to average revenue growth of 4.5 per cent excluding the extraordinary impact of volatile royalty revenue.

As well as cost-of-living relief, other key new initiatives in the Budget include:

•

an uplift to Queensland Health’s operating funding envelope of $4.393 billion to address emerging population growth and cost pressures, improve the flow of patients through hospitals and provide more timely access to care as well as boosting First Nations’ health and women’s health care

•

significant investments in education and training, and prevention and early support initiatives. This includes the $502 million Putting Queensland Kids First early support package to deliver stronger outcomes to support positive lift trajectories for Queensland children and families

•	committing an extra $1.28 billion over 5 years for the Community Safety Plan for Queensland.

•

$3.1 billion, including expenses and capital funding, towards Homes for Queenslanders, which responds to key housing pressures and represents a significant uplift on top of the already major investment into social and affordable housing.

Further information on expense initiatives is provided in Budget Paper 4.

Salaries and wages are a large proportion of General Government Sector expenses. Increases in salaries and wages are negotiated through certified agreements. Outcomes reflect maintaining an effective public service through attraction and retention strategies offering competitive remuneration and employment conditions balanced with prudent management of growth in operating expenses.

The current bargaining cycle established certified agreements based on a public sector wages policy of 4 per cent headline wage increases in the first 2 years and 3 per cent in year 3 plus a Cost of Living Adjustment payment where inflation exceeds headline wage increases established in those certified agreements, capped at 3 per cent of base wages.

Smarter Spending, Better Jobs Plan

To enable delivery of new measures to address cost-of-living pressures and enhance service delivery, the Queensland Government is implementing the Smarter Spending, Better Jobs Plan to deliver savings of $3 billion across the next 4 years. These savings will ensure that the budget returns to surplus as economic pressures ease.

Savings have been incorporated into the budget aggregates. Queensland Treasury will chair a new Smarter Spending taskforce to guide agencies in implementation through the budget cycle.

While savings need to be broad based in application, agencies will be required to ensure savings are delivered in line with the below guidelines to ensure service delivery is not impacted.

Budget Strategy and Outlook 2024-25

Protect public sector jobs

Queensland Treasury will continue to ensure wage outcomes are fully funded for public servants across the sector in line with government wages policy, including for approved growth in employees. Agencies should seek savings in non-wage expenses, which typically represent over half of total government expenditure.

Reduce travel and advertising expenditure

Departments and agencies should reduce and phase down travel for meetings, which should be conducted by video or teleconference wherever possible.

No new advertising to be commenced from 1 August 2024, other than public safety and recruitment campaigns.

Reduce accommodation expenditure.

Departments and agencies should ensure any approved growth in staffing is managed within the existing accommodation footprint. Departments should explore greater use of flexible work arrangements to manage growth and reduce the need for office accommodation and explore opportunities for greater regionalisation.

Reduce the use of external consultants, contractors and labour hire

Agencies should reduce reliance of contractors and external consultants, in line with Coaldrake Review report recommendations. Queensland Treasury Corporation (QTC) will be given a revised mandate to work with agencies to build public sector capability, and reduce external consultant use, including through the direct provision of independent reviews and evaluations, commercial and strategic advisory, financial and risk analysis, and modelling.

Maximise the state’s financial and liquidity position

The state will continue to fully fund its defined benefit liability. Given the defined benefit fund is expected to remain in a strong funding surplus, the state will suspend contributions from 2026–27 to maximise liquidity and support the credit rating. The position will be reviewed annually to meet the states legislated requirement to fully fund the states defined benefit liability.

Since 1 July 2022, the state has also increased funding superannuation based on ordinary times earnings. That is an increase of over $980 million to 2025–26 to provide for shift allowances, weekend penalties and all forms of leave.

Funding decisions in budget process

Funding submissions will only be accepted by Government as part of annual budget processes, unless approved by the Chair of CBRC.

3.2.4	Investment

Queensland’s record level of investment in economic and social infrastructure aims to respond to unprecedented population growth, and strategically position Queensland to maintain a strong and diverse economy into the future.

Budget Strategy and Outlook 2024-25

The capital program underpins the development of the state, creation of new industries, delivery of more jobs, and building better and stronger communities and regions.

The capital program includes major components related to addressing record demand for health services, decarbonising the state’s energy system and preparing for the Brisbane 2032 Olympic and Paralympic Games.

Queensland’s total capital program has increased from an estimated $88.729 billion over the 4 years to 2026–27 in the 2023–24 Budget, to $107.262 billion over the 4 years to 2027–28.

Key areas of focus in the forward estimates period and over the medium term include:

•	the Queensland Health Capacity Expansion Program to deliver around 2,200 additional overnight beds at 15 facilities across Queensland

•	Stage 1 of the Direct Sunshine Coast Rail Line

•	M1 Pacific Motorway upgrades, Coomera Connector and major upgrades to the Bruce Highway

•	new school infrastructure through the Building Future Schools Program providing new and upgraded learning environments

•	Queensland Energy and Jobs Plan including renewable energy projects, new pumped hydro infrastructure and CopperString 2032

•	major water infrastructure projects for dam improvements and future water security

•	infrastructure investment for successful hosting of the Brisbane 2032 Olympic and Paralympic Games

Further information about the government’s capital program is provided in the Capital Statement (Budget Paper 3).

3.2.5	Environmental, Social and Governance

Establishing and maintaining strong ESG credentials is central to driving the future competitiveness of Queensland business and industry.

The Queensland Government has embedded sustainability considerations into policy settings to promote sustainable economic growth and development for better communities now and into the future. At the centre of this are Queensland’s sustainability priorities (Figure 3.1).

Budget Strategy and Outlook 2024-25

Figure 3.1	Queensland’s Sustainability Priorities

Sound financial and risk management requires the government to recognise and manage all issues that can materially impact the Queensland economy and the government’s fiscal position. Queensland is taking positive action by implementing policy measures to manage material sustainability risks.

ESG Risk Factor	Policy initiatives taken to -

Climate Change	Move to a low carbon future, by lowering Greenhouse Gas emissions. Address the physical impacts arising from climate change by embedding adaption and resilience

Natural Capital	Manage the balance of resources used between industry, the community and safeguarding the natural environment. This includes surface and underground water management, biosecurity, aquaculture, forestry management and environmental protection.

Social	Support an educated, healthy, and skilled community, through education, health services, social welfare, public order, diversity and opportunity, cyber security and safety.

Governance (Economic and Fiscal)	Provide robust frameworks that support Ministers and accountable officers to provide oversight and discharge their obligations. Strong economic and fiscal management is fundamental to achieving government’s objectives and good governance.

Strong economic outcomes provide government with the fiscal capacity to take positive action on its sustainability priorities and continue targeted investment in climate change adaptation, social services (including health and education) and reforms that strengthen communities and support vulnerable Queenslanders.

Positive action includes:

•	Queensland’s Economic Strategy to drive economic growth into the future

•	maximising opportunities and upside for Queensland’s economy and industries – based on Queensland’s competitive and comparative advantages

Budget Strategy and Outlook 2024-25

•	supporting innovation and new technology through Low Emissions Investment Partnerships

•	support for climate exposed industries via provision of assistance programs and options for funding assistance or support programs for impacted industries, for our workers and communities

•	The creation of a skilled, job ready workforce to deliver Queensland’s clean energy transformation via the implementation of Queensland’s Clean Energy Workforce Roadmap

•	The roll out of the Queensland Energy and Jobs Plan (QEJP) which outlines the pathway to transform the State’s energy system to deliver a clean, reliable and affordable power for generation.

Queensland’s economy is more emissions intensive than the rest of Australia due to its economic structure. Despite this, Queensland is successfully reducing emissions while still growing the economy.

The latest emissions data from the Australian Government released in April 2024, shows Queensland’s emissions in 2022 were 35 per cent lower than the 2005 level. This means Queensland has not just met its 2030 emissions reduction target of 30 per cent 8 years earlier but has also overachieved by an additional 5 percentage points.

Queensland has been the largest contributor to Australia’s emissions reduction. Between 2005 and 2022, Queensland was able to reduce its emissions by 68 million tonnes, with the second largest decline coming from New South Wales (42 million tonnes), followed by Victoria (39 million tonnes) and South Australia (21 million tonnes).

Figure 3.2 sets out Queensland’s planned pathway to zero net emissions by 2050.

Figure 3.2	Queensland’s emissions pathway

On 18 April 2024 the Queensland Parliament passed the Clean Economy Jobs Act 2024 and the Energy (Renewable Transformation and Jobs) Act 2024 to secure Queensland’s spot at the centre of a global energy transformation.

Budget Strategy and Outlook 2024-25

The Energy (Renewable Transformation and Jobs) Act 2024 supports the delivery of the QEJP by entrenching key commitments of the plan in law. The QEJP establishes frameworks to build the necessary infrastructure to transform Queensland to a clean economy future. It also creates the governance and advisory functions for a smooth, coordinated transformation, lays out a vision for Queensland’s energy future, and provides a clear pathway to clean, reliable and affordable power.

The Clean Economy Jobs Act 2024 sets out a pathway to decarbonisation that will support jobs in the state’s key traditional industries, including agriculture, resources and manufacturing, and unlocking investment in new industries including renewables, manufacturing, critical minerals, hydrogen and sustainable aviation fuel. The Act provides a critical foundation for the government to protect Queensland communities and mitigate the impacts of climate change by:

•	enshrining in law emissions reduction targets of 30 per cent below 2005 levels by 2030, 75 per cent below by 2035 and net zero by 2050

•	establishing a requirement to set emissions reduction targets for 2040 and 2045 at least 10 years in advance

•	requiring annual reporting to the Queensland Parliament on progress towards achieving Queensland’s emissions reduction targets

•	providing for the development of emissions reduction plans for sectors

•

establishing an expert panel to provide advice on emissions reduction progress, and efficient and cost-effective ways to reduce emissions that best support jobs and growth, without exacerbating cost-of-living pressures.

The legislated emissions reduction targets will work in tandem with the government’s renewable energy targets to drive action and give local and international investors the confidence to invest in Queensland.

A strong economy provides the capacity to progress social priorities, consistent with the government’s overarching objectives for the community. By investing in the key enablers of economic growth, as identified in economic strategy, the government can support healthy, strong and safe communities and provide opportunities for employment and community participation.

Sustainability risk management is a strategic imperative for the state, with transparency in reporting sitting at its core. The Queensland Government publishes an annual Queensland Sustainability Report which outlines the Queensland Government’s approach to managing sustainability risks and opportunities, including the governance structures supporting policy, oversight, and implementation.

3.2.6	Borrowings and net debt

Elevated levels of public infrastructure investment by governments across Australia responding to the service needs of a growing population, energy transformation and improving transport infrastructure is translating into higher debt levels. However, strong revenue growth in recent years, combined with the government’s robust fiscal management have limited increases in Queensland’s debt level. Net debt is forecast to be $12.2 billion as at 30 June 2024, $4.0 billion lower than forecast in the 2023–24 Budget.

Budget Strategy and Outlook 2024-25

From this position of strength, Queensland’s borrowings and net debt position are expected to trend upward as operating cash surpluses for a time fund a smaller percentage of a growing capital program.

The rate of increase in net debt is expected to slow as the capital program moderates from its peak in 2025–26 and operating cash surpluses strengthen. Net debt is expected to reach $59.8 billion by 2027–28, with the net debt to revenue ratio reaching 63 per cent. Queensland’s strong starting position means that Queensland is well positioned to meet these challenges, with debt levels continuing to compare favourably to peers. Forecast net debt of $52.1 billion in 2026–27 compares to $117.9 billion for New South Wales (2023–24 Half-Yearly Review) and $179.2 billion for Victoria (2024–25 Budget).

Chart 3.6	State comparison of General Government Sector net debt

Total General Government Sector borrowings as at 30 June 2024 is forecast to be $62.0 billion, $3.5 billion lower than forecast in the 2023–24 Budget. Borrowing is then projected to be $1.1 billion higher by 30 June 2025 compared to the 2023–24 Budget and $8.4 billion higher by 2026–27 on the same basis.

General Government Sector borrowings compare well to interstate peers. Queensland’s forecast borrowings of $103.2 billion in 2026–27 is far lower than those of New South Wales ($189.2 billion) and for Victoria ($216 billion) in both absolute terms and as a percentage of revenue.

Budget Strategy and Outlook 2024-25

Chart 3.7	Interstate comparison of General Government Sector borrowing to revenue

Managing debt to ensure debt-servicing costs remain sustainable is crucial to the Queensland Government, considering interest rate risk. The General Government Sector’s interest expense is estimated to increase to 5.0 percent in 2027–28 as total borrowings increase. The increase is from a relatively low base and moderates by 2027–28 as operating surpluses are forecast and the capital program also moderates. Similar to levels of debt, Queensland’s ratio of borrowing costs to revenue is well below that of New South Wales and Victoria.

Chart 3.8	General Government Sector ratio of borrowing costs to revenue

Budget Strategy and Outlook 2024-25

Queensland’s credit ratings

Credit rating agencies assess an issuer’s creditworthiness using proprietary methodologies comprising issuer-specific and broader operating environment considerations. A range of quantitative and qualitative assessments covers credit risk factors such as the economy, institutional frameworks, budgetary flexibility and performance, the debt profile, liquidity and financial management and governance.

Particular strengths feature consistently across Queensland’s credit ratings such as its strong and diversified economic base, robust liquidity, and effective and experienced financial management. Also, the Queensland Future Fund – Debt Retirement Fund continues to demonstrate a commitment to active debt management and supports Queensland’s credit rating.

Queensland’s credit ratings are all stable with S&P Global (AA+), Moody’s (Aa1) and Fitch (AA+).

In May 2024, Moody’s affirmed Queensland’s rating at Aa1 (stable), having noted in August 2023 Queensland’s credit strengths such as a mature and stable institutional framework underpinning fiscal strength and flexibility and a large and diverse economic base.

The stable outlook reflects an expectation that Queensland’s economy will continue to underpin its capacity to service its debt burden.

S&P Global last affirmed Queensland’s AA+ (stable) rating in January 2024, reflecting the expectation that projected debt levels will remain consistent with AA+ rated peers.

S&P Global notes Queensland’s wealthy and diversified economy and that experienced financial management and Australia’s institutional settings support its creditworthiness.

Fitch affirmed Queensland’s rating at AA+ (stable) in August 2023. The affirmation reflects Fitch’s view that debt should remain manageable given Queensland has a well-structured economy, proactive and disciplined fiscal management, and a conservatism in fiscal projections.

3.2.7	Emerging fiscal pressures

Beyond ongoing uncertainties related to budget parameter assumptions, key emerging fiscal issues include:

•	Higher than anticipated population growth – Queensland has experienced a population surge in 2022–23 and 2023–24, which is continuing to drive demand for housing and government services

•	Native Title Compensation Settlement – the government has a potential liability with respect to compensation arising from acts that have extinguished or impaired native title since 1975.

•

Challenges arising from delivering significant capital investment in the medium term, including the transformation of the energy system away from a reliance on coal-fired generation, meeting future water demand and providing drought contingency, and preparing to host the Brisbane 2032 Olympic and Paralympic Games.

Budget Strategy and Outlook 2024-25

•

Expiring agreements – Queensland’s fiscal position is exposed to decisions made by the Australian Government, with a number of very significant National Partnership payments currently being negotiated. Further information on these agreements is provided in Chapter 7.

•

Adverse weather events are likely to occur in the future with resulting damage expected to impact on the delivery of state initiatives, noting disaster-related expenses are shared with the Australian Government under the DRFA.

Budget Strategy and Outlook 2024-25

4	Revenue

Features

•

Total key state revenues (taxes, GST and royalties) peaked in 2022–23, reaching $57.120 billion, contributing to a record total General Government Sector revenue of $89.810 billion. This outcome reflected significant growth in key revenues of 31.6 and 26.9 per cent respectively in 2021–22 and 2022–23, which were the highest 2 rates of annual growth in key revenues recorded since the GST was introduced in 2000–01.

•

This revenue growth was primarily driven by increased royalties, due to the higher global prices being received by coal producers from late 2021 to mid-2023, combined with the impact of the new progressive coal royalty tiers introduced in the 2022–23 Budget.

•	However, as previously expected, these temporarily high commodity prices have since fallen substantially, and are expected to continue to decline across 2024–25 and 2025–26.

•

As a result, the associated decline in royalties is expected to outweigh the strong growth in taxation revenue in the near term, with total key revenues declining materially in 2024–25 and remaining flat in 2025–26.

•	Although a return to solid growth is expected in 2026–27, total key revenues are not forecast to exceed 2022–23 levels again until 2027–28.

•

However, despite annual declines or softness in key revenues until 2026–27, revenue compared to the earlier estimates in the 2023–24 Budget Update have been revised up. The key reasons for this upward revision include a slower than expected decline in oil prices and coal prices since late 2023 (notwithstanding sharp coal price falls in March 2024), ongoing strength in property prices and activity and the exceptional performance of the state’s labour market.

•

Total General Government Sector revenue is estimated to total $89.059 billion in 2023–24, down $750.6 million (0.8 per cent) compared with 2022–23 but up $3.271 billion (3.8 per cent) compared with Queensland Budget Update forecasts for 2023–24.

•

In 2024–25, General Government Sector revenue is estimated to total $88.107 billion, a further decrease of $952.4 million (1.1 per cent) compared with 2023–24. This decline reflects the expected decrease in royalties and the Commonwealth Grants Commission’s assessment that Queensland requires a lower share of GST in 2024–25 compared to 2023–24, partly offset by ongoing growth in taxation revenue and an increase in non-GST Australian Government payments.

•

This year’s Budget provides significant support to Queensland’s first home buyers through reforms to existing transfer duty concessions — eligibility for the first home concession and the first home vacant land concession will be extended to homes valued up to $800,000 (up from $550,000), and vacant land up to $500,000 (up from $400,000), respectively.

•	Queensland continues to maintain its competitive tax status, with per capita state tax estimated to be $780 lower than the average of other states and territories in 2022–23.

Budget Strategy and Outlook 2024-25

4.1	2023–24 Estimated actual

Growth in key state revenues over the 2 years to 2022–23 was significant, reaching a peak of $57.120 billion in 2022–23.

Key state revenues grew by 31.6 per cent in 2021–22, followed by a further 26.9 per cent growth in 2022–23, representing historically high annual growth rates.

However, as previously expected, the exceptionally high coal prices and resulting strength in royalty revenues that drove this growth have been primarily due to a range of temporary factors.

The premium hard coking coal spot price fell sharply in March 2024, from US$313.50 per tonne at the end of February to US$243 per tonne at the end of April. This reflected a decline in steel demand in China and India and improving supply conditions. Looking forward, as supply conditions continue to normalise, the hard coking coal spot price is expected to continue to moderate towards medium-term fundamentals.

The decline in royalties in 2023–24, compared with 2022–23, is only partially offset by:

•	a 10 per cent increase in taxation revenue, driven predominantly by ongoing strength in Queensland’s labour and housing markets

•	a 6.3 per cent increase in GST revenue, driven by a larger national GST pool, reflecting growth in taxable transactions.

However, reflecting the substantial reduction in royalties and resulting overall key revenues, General Government Sector revenue is expected to fall in 2023–24 to $89.059 billion, down 0.8 per cent compared with 2022–23.

Despite the decline compared with 2022–23 levels, General Government Sector revenue is estimated to be $3.271 billion (3.8 per cent) higher in 2023–24 than forecast at the time of the 2023–24 Queensland Budget Update. This upward revision is primarily driven by coal prices being received by the state’s producers across 2023 and early 2024 not falling as quickly as expected.

4.2	2024–25 Budget and outyears

General Government Sector revenue is forecast to decline by $952.4 million (1.1 per cent) in 2024–25, to be $88.107 billion, as outlined in Table 4.1. This decline in revenue is driven by:

•	a further $4.366 billion fall in royalties, reflecting the expectation that elevated prices for coal and oil will continue to moderate towards levels more consistent with medium-term expectations

•	a $934 million decline in GST revenue due to the Commonwealth Grants Commission (CGC) recommending Queensland receive a smaller share of the GST pool in 2024–25 compared with 2023–24.

These declines in royalty and GST revenue are expected to be partially offset by:

Budget Strategy and Outlook 2024-25

•

a $2.129 billion increase in taxation revenue in 2024–25, reflecting underlying strength in payroll tax, transfer duty and a range of other key taxes and duties supported by the strength of activity in the labour market, property market and broader economy

•

a $1.556 billion increase in non-GST Australian Government payments, due to the Australian Government bringing forward financial assistance to local governments from 2023–24 to 2022–23, as well as increased Australian Government funding for health and schools.

Total key revenues are forecast to decline by 5.8 per cent in 2024–25 and remain flat in 2025–26 as coal prices continue to unwind.

Following the decline in 2024–25 and softness in 2025–26, total key revenues are expected to return to solid growth in 2026–27 and 2027–28, driven by continued growth in both taxation revenues and GST. However, total key revenues will not exceed 2022–23 levels until 2027–28.

Chart 4.2 outlines the growth in revenue across the 3 key revenue streams and the share of growth attributable to each item across the period to 2027–28.

As can be seen, the majority of growth in 2021–22 and 2022–23, and the majority of the fall in 2023–24 and 2024–25 is due to changes in royalty revenue. Taxation is expected to continue growing steadily from 2024–25 onwards, while GST revenue returns to strong growth from 2026–27.

Chart 4.1	Outlook for growth in key revenues[1]

Note:

1.	Annual contribution to growth in key revenues. Total is the annual growth of the sum of the 3 categories.

Budget Strategy and Outlook 2024-25

Table 4.1 details Queensland’s total General Government Sector revenue by component across the forward estimates period.

Table 4.1	General Government Sector revenue[1]

	2022–23 Actual $ million	2023–24 Est. Act $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Taxation revenue	20,601	22,670	24,799	26,573	27,910	29,202
Sales of goods and services	6,483	6,946	7,333	7,663	7,325	7,314
Interest income	3,226	3,532	3,501	3,370	3,422	3,498
Grants revenue
GST revenue	18,306	19,459	18,525	18,610	20,647	23,906
Australian Government and other grants and contributions	15,895	16,478	18,118	17,722	18,125	18,734
Australian Government capital grants, other grants and contributions	4,133	3,612	3,635	4,354	3,691	3,461
Dividend and income tax equivalent income
Dividends	606	1,142	1,209	1,190	1,135	1,013
Income tax equivalent income	401	578	561	516	494	416
Other revenue
Royalties and land rents	18,395	12,955	8,599	6,774	6,278	6,136
Other	1,765	1,685	1,826	1,945	1,645	1,652
Total revenue	89,810	89,059	88,107	88,717	90,670	95,332

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

The major sources of total General Government Sector revenue expected in 2024–25 are grants revenue, which includes GST and Australian Government Grants (45.7 per cent) and taxation revenue (28.1 per cent).

Chart 4.2	Revenue by operating statement category, 2024–25[1,2]

Notes:

1.	Numbers may not add up to 100 per cent due to rounding.
2.	Chart prepared in line with Operating Statement categories. ‘Other revenue’ includes royalties and land rents, which comprise 9.8 per cent of total revenues.

Budget Strategy and Outlook 2024-25

4.3	Revenue initiatives

Supporting first home buyers through increased transfer duty concession thresholds

The 2024–25 Queensland Budget provides substantial increased support for first home buyers through changes to eligibility thresholds for 2 key transfer duty concessions.

•

First home concession — eligibility will be extended to homes with a dutiable value up to $800,000 (up from $550,000 currently). The changes mean that a first home buyer will pay no duty on homes valued up to $700,000 (up from $500,000 currently) and will receive a partial concession for homes valued between $700,000 and $800,000. This reform will see first home buyers now eligible for a maximum first home concession of up to $17,350, compared with the previous maximum first home concession of $8,750.

•

First home vacant land concession — eligibility will be extended to vacant land with a dutiable value up to $500,000 (up from $400,000 currently). The changes mean that a first home buyer will pay no duty on vacant land on which they build their first home, if they occupy the home constructed on the vacant land within 2 years, valued up to $350,000 (up from $250,000 currently), and will receive a partial concession for vacant land valued between $350,000 and $500,000. This reform will see first home buyers now eligible for a maximum first home vacant land concession of up to $10,675, compared with the previous maximum concession of $7,175.

It is estimated the changes to the first home buyer concessions will result in total additional tax relief of $360 million over the 4 years ending 2027–28, and benefit around 10,000 first home buyers per year.

The increased eligibility thresholds will apply for contracts dated from the date of announcement inclusive, with effect from the date legislative amendments receive royal assent. More detailed information on this measure can be found in Box 4.2.

Land tax surcharge for foreign companies and trustees of foreign trusts, and absentees

The surcharge rate of land tax imposed in addition to general land tax rates for foreign companies and trustees of foreign trusts, and absentees, will be increased from 2 per cent to 3 per cent from 30 June 2024. This increase will mean that Queensland’s rate of surcharge land tax is still below that of New South Wales and Victoria, which both have a surcharge rate of 4 per cent.

Ex gratia relief from the land tax foreign surcharge will continue to be offered for Australian-based foreign entities whose commercial activities make a significant contribution to the Queensland economy and community, subject to eligibility criteria.

It is estimated this measure will result in additional taxation revenue of approximately $330 million over the 4 years ending 2027–28. When combined with additional taxation revenue from the increased additional foreign acquirer duty (AFAD) rate, these measures will offset the cost of extending the first home buyer concessions.

Additional foreign acquirer duty increase

Additional foreign acquirer duty, which is levied on direct and indirect purchases of residential property in Queensland by foreign owners, is being increased from 7 per cent to

Budget Strategy and Outlook 2024-25

8 per cent from 1 July 2024. This increase will align Queensland’s rate of additional duty on foreign purchases of residential land with that of New South Wales and Victoria.

Ex gratia relief from AFAD will continue to be offered to Australian-based foreign entities whose commercial activities involve significant development by adding to the supply of housing stock in Queensland, subject to eligibility criteria.

It is estimated this measure will result in additional taxation revenue of approximately $90 million over the 4 years ending 2027–28.

Extension of 50 per cent apprentice and trainee payroll tax rebate

The 50 per cent payroll tax rebate for wages paid to apprentices and trainees will be extended for 12 months until 30 June 2025. In addition to apprentice and trainee wages generally being exempt from payroll tax, this rebate provides additional support for businesses supporting youth employment and businesses who employ trainees and apprentices.

It is estimated this initiative will result in tax relief of $54.9 million for Queensland businesses employing trainees and apprentices in 2024–25.

Changes to payroll tax regional discount eligibility

In the 2019–20 Budget, the government introduced a one per cent discount on the payroll tax rate for regional employers that had an ABN registered business address in regional Queensland and at least 85 per cent of their taxable wages paid to employees located outside South East Queensland. In the 2023–24 Budget, the government extended this measure until 30 June 2030 (previous expiry date of 30 June 2023), to provide long term support for jobs and growth across regional Queensland.

From 2024–25, the regional discount eligibility criteria will exclude extremely large businesses who typically have substantially greater financial capacity to contribute to state revenues compared to smaller regional employers. As such, from 2024–25, businesses that pay Queensland taxable wages of more than $350 million on an annual basis will not be eligible for the discount.

It is estimated this measure will result in additional taxation revenue of approximately $5 million per annum across the forward estimates.

Motor vehicle registration fee reduction

The government has frozen the indexation of the registration fee and traffic improvement fee components of vehicle registration from 1 July 2024 at an estimated cost of $281.8 million over 4 years.

The government is also reducing the registration fee and traffic improvement fee components of motor vehicle registration for all light vehicles for 12 months by 20 per cent at an estimated cost of $435 million over 2 years.

Public transport fare freeze

The government has frozen the public transport fare increase in 2024 at an estimated cost of $62.3 million over 5 years.

Budget Strategy and Outlook 2024-25

The government is also implementing a temporary fare reduction across the state for 6 months from 5 August 2024 with a flat fare of 50 cents per trip at an estimated cost of $150 million in 2024–25. In addition to this initiative, the government is also providing half-price tickets on Airtrain services.

Queensland Revenue Office revenue and penalty debt administration and resourcing

The government is ensuring the Queensland Revenue Office’s capacity to deliver effective and sustainable revenue and penalty debt administration.

Box 4.1	Revenue reforms providing ongoing benefits for Queenslanders and businesses

In addition to the new progressive coal royalty tiers introduced from 1 July 2022 and the substantial support provided to first home buyers in this Budget, a range of other key revenue reforms have been announced and implemented by the Queensland Government over recent years to help provide substantial additional support, services and infrastructure for the benefit of Queenslanders and Queensland businesses across the state.

This includes a range of targeted reforms to support and encourage business growth and employment, and to help ensure sustainable funding for mental health services and the racing industry.

Promoting business growth and employment

In 2019–20, the government introduced the Regional Payroll Tax Discount to support regional businesses and incentivise the hiring of local workers. To date this initiative has benefitted almost 6,000 businesses across regional Queensland, saving them a total of over $450 million.

In the 2023–24 Budget, the discount was extended over the long term to 30 June 2030 to provide ongoing certainty and support to Queensland’s regional businesses.

Importantly, the vast majority of businesses benefiting from the discount (around 75 per cent of eligible businesses) are businesses with annual wages of less than $6.5 million.

Since the introduction of the regional discount in 2019, the unemployment rate has reduced substantially across regional Queensland, with the average unemployment rate across Queensland’s regions outside South East Queensland being at a remarkably low 4 per cent over the 12 months to April 2024. In fact, many regional areas of the state have recently recorded their lowest unemployment rates on record since current detailed ABS regional Labour Force data commenced in 1998.

Apprenticeships and traineeships provide a great employment pathway, particularly for younger Queenslanders. This is why, since 2016–17, a 50 per cent payroll tax rebate has been offered on the wages paid to apprentices and trainees, on top of the normal payroll tax exemption for apprentice and trainee wages.

Over that time (to May 2024), the 50 per cent rebate has helped over 9,000 businesses take on more apprentices and trainees and grow their business, providing a total benefit to Queensland businesses of almost $250 million.

Budget Strategy and Outlook 2024-25

In recognition of the importance of small and medium businesses to the state’s economy, key changes to the payroll tax threshold and deductions have been introduced that have helped Queensland businesses grow and employ.

The payroll exemption threshold was increased from $1.1 million to $1.3 million in 2019–20. Further, from 1 January 2023, changes to the payroll tax deduction framework increased the benefit to eligible businesses and expanded the number of businesses benefitting by extending the ceiling for deduction eligibility to $10.4 million in annual Australian taxable wages (up from $6.5 million). In the second half of 2022–23 alone, this change is estimated to have benefitted almost 15,000 Queensland businesses.

Support for essential services, including mental health

Other important new revenue measures have been implemented in recent years that are providing critical funding for essential services, including mental health services across the state.

In the 2022–23 Budget, the government committed to provide ongoing sustainable funding for mental health and other drug and suicide prevention services through the imposition of a mental health levy.

The mental health levy is enabling and supporting the investment of $1.645 billion over 5 years for improved mental health services, including hospital and health centre facilities, crisis support spaces, health services for young people and First Nations peoples, tenancy sustainment and employment opportunities.

Ongoing sustainable funding of the racing industry

On 6 June 2022, the government also announced a new funding model to ensure ongoing sustainable funding for Queensland’s racing industry, to support 125 racing clubs across Queensland, particularly country racing clubs which play an important role in regional communities.

The new funding model and associated revenue reforms recognises the significant changes that have occurred in wagering markets through the growth in online betting and ensures all wagering operators are making an appropriate contribution to the future of the state’s racing industry.

From December 2022, an additional 5 per cent racing levy was applied in addition to the 15 per cent betting tax rate, along with other changes to include the taxing of bonus or free bets for betting tax.

To leverage the benefits of the additional revenue raised through these measures, the new funding model includes 80 per cent of annual betting tax revenue being hypothecated to Racing Queensland to provide sustainable funding to Queensland’s racing industry and the thousands of jobs it directly supports across the state, including in many regional areas.

Budget Strategy and Outlook 2024-25

4.4	Revenue by operating statement category

4.4.1	Taxation revenue

Chart 4.4 outlines the composition of estimated state taxation revenue for 2024–25, with the largest sources being payroll tax and transfer duty, together representing 56.6 per cent of the state’s total taxation revenue.

Chart 4.3	State taxation by tax category, 2024–25[1]

Note:

1.

Percentages may not add to 100 per cent due to rounding. ‘Other duties’ includes vehicle registration duty, insurance duty and other minor duties. ‘Other taxes’ includes the emergency management levy, waste disposal levy, guarantee fees and other minor taxes. ‘Payroll tax’ includes the mental health levy.

Table 4.2 shows the main components of taxation revenue and the forecast revenues for each component across the forward estimates.

Budget Strategy and Outlook 2024-25

Table 4.2	State taxation revenue[1]

	2022–23 Actual $ million	2023–24 Est. Act $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Payroll tax
Payroll tax	5,669	6,221	6,713	7,113	7,485	7,824
Mental health levy	182	495	533	564	594	620
Total payroll tax	5,850	6,715	7,245	7,678	8,079	8,444
Duties
Transfer	5,240	5,605	6,793	7,081	7,326	7,672
Vehicle registration	791	896	905	932	960	989
Insurance[2]	1,371	1,531	1,650	1,755	1,843	1,935
Other duties[3]	70	50	41	42	42	43
Total duties	7,472	8,083	9,389	9,810	10,172	10,639
Gambling taxes and levies
Gaming machine tax	997	1,041	1,072	1,104	1,138	1,172
Health services levy	157	165	176	186	196	206
Lotteries taxes	375	415	436	457	480	504
Wagering taxes	229	286	293	301	309	318
Casino taxes and levies	127	114	136	142	147	153
Keno tax	27	28	28	29	30	31
Total gambling taxes and levies	1,911	2,048	2,141	2,220	2,301	2,384
Other taxes
Land tax	1,732	2,032	2,499	2,832	3,120	3,300
Motor vehicle registration	2,226	2,352	2,046	2,470	2,593	2,687
Emergency management levy	625	656	666	694	722	751
Waste disposal levy	394	423	452	474	493	508
Guarantee fees	350	327	327	363	397	454
Other taxes[4]	40	34	33	33	34	34
Total taxation revenue	20,601	22,670	24,799	26,573	27,910	29,202

Notes:

1.	Numbers may not add due to rounding.
2.	Includes duty on accident insurance premiums.
3.	Includes duty on life insurance premiums.
4.	Includes the statutory insurance scheme levy and nominal defendant levy.

Budget Strategy and Outlook 2024-25

Payroll tax and mental health levy

Queensland’s labour market remains exceptionally strong and tight by historical standards. Strong jobs growth so far in 2023–24 is expected to see employment grow by 2 3⁄4 per cent across the year, before growth slows in the outyears as labour market conditions normalise.

This strength in Queensland’s labour market, with the unemployment rate remaining at very low levels, has also supported a strengthening in wages.

Annual growth in Queensland’s Wage Price Index (WPI) accelerated to 4.8 per cent in December quarter 2023, the strongest growth on record. WPI growth is expected to slow across the forward estimates period but, given the easing of inflationary pressures, real wages growth is now expected in each year from 2024–25 to 2027–28.

Reflecting the strength of these key labour market outcomes across the state, payroll tax revenue is estimated to total $6.221 billion in 2023–24, $551.7 million (9.7 per cent) higher than in 2022–23.

In line with the outlook for ongoing strong labour market conditions, payroll tax is expected to grow by a further 7.9 per cent in 2024–25, with average annual growth of around 5.2 per cent forecast over the 3 years ending 2027–28.

Mental health levy

In the 2022–23 Queensland Budget, the Queensland Government announced the introduction of the mental health levy in order to provide a sustainable funding source to enhance the provision of mental health services and investment.

The levy only applies to large businesses with national payrolls of more than $10 million, with those businesses paying a 0.25 per cent levy on taxable wages above $10 million. Very large businesses with national payrolls of more than $100 million pay an extra 0.5 per cent levy on wages above $100 million.

The levy commenced from 1 January 2023 and, as such, 2023–24 revenue represents the first complete year of collections following its implementation. Mental health levy revenue in 2023–24 is estimated at $494.8 million, higher than expected at the 2023–24 Budget Update given the stronger than expected labour market performance.

Over the forward estimates, mental health levy revenue is expected to grow largely in line with broader payroll tax growth.

Duties

Transfer duty

Transfer duty is charged on ‘dutiable transactions’, including transfers of land and other dutiable property in Queensland.

Transfer duty revenue is estimated to be 7 per cent higher in 2023–24 than 2022–23, reflecting ongoing strength in the residential housing market, following a short period of falling prices in late

Budget Strategy and Outlook 2024-25

2022. Strong growth is forecast in 2024–25 as housing market activity continues to remain strong, and as interest rates and inflation stabilise, supporting broader market confidence.

In particular, residential dwelling prices are expected to be a key driver of growth in transfer duty over the forward estimates. After a period of heightened residential dwelling activity in early to mid-2022, followed by a decline in prices from mid-2022 to early 2023, residential prices have since rebounded.

In the 12-month period up to December 2023, the median dwelling price in Brisbane increased by 11 per cent. Residential dwelling prices are expected to grow more slowly from these elevated levels over the coming years, to be more in line with long-term historical trends.

Following a peak in 2021–22, property transaction volumes have remained relatively stable since late 2022. Volumes are expected to remain at a relatively steady level from 2023–24 onwards, but remain higher than pre-2020–21 levels, reflecting ongoing population growth.

The combination of these factors, along with ongoing recovery in the non-residential sector, is supporting an expected average annual growth of 4.1 per cent in transfer duty over the 3 years ending 2027–28.

Changes to the first home concession and first home vacant land concession commencing in 2024–25 will lower transfer duty revenue collections over the forward estimates, but this will be partially offset by the increase in AFAD rate.

Budget Strategy and Outlook 2024-25

Box 4.2	Substantial support for first home buyers

Housing affordability has become a challenge for many Queenslanders in recent years, particularly for first-time buyers aiming to enter the housing market.

Residential dwelling prices in Brisbane have grown by more than 60 per cent compared to pre-COVID-19 March 2020 levels, driven by a combination of factors including supply constraints and strong demand.

Queensland continues to have favourable transfer duty settings that result in homebuyers paying substantially less duty than if they had purchased in other states (see Box 4.3). Queensland homebuyers are supported by the transfer duty home concession, which provides tax relief of up to $7,175, and is available on all home purchases, which the buyer will occupy as their home, with no value cap. Importantly, Queensland remains one of the few jurisdictions across Australia to offer a concession for home buyers.

Given recent increases in prices, the Queensland Government will be providing substantial additional support to a wider range of Queenslanders purchasing their first home by increasing eligibility thresholds for 2 key transfer duty concessions – the first home concession and the first home vacant land concession.

•

First home concession — eligibility will be extended to homes with a dutiable value up to $800,000, up from $550,000 currently. The changes mean that a first home buyer will pay no duty on homes valued up to $700,000 (up from $500,000 currently) and will receive a partial concession for homes valued between $700,000 and $800,000.

•

First home vacant land concession — eligibility will be extended to vacant land with a dutiable value up to $500,000, up from $400,000 currently. The changes mean that a first home buyer will pay no duty on vacant land on which they will build their first home, if they occupy the home constructed on the vacant land within 2 years, valued up to $350,000 (up from $250,000 currently) and will receive a partial concession for vacant land valued between $350,000 and $500,000.

These changes will increase the maximum value of the first home concession by $8,600 (to a total of $17,350) and the maximum value of the first home vacant land concession by $3,500 (to a total of $10,675).

The changes to the first home concession will also extend the phasing out of the concession over a wider price range, delivering more relief for more first home buyers in Queensland.

It is estimated that increasing the first home buyer concession eligibility thresholds will deliver additional tax relief to Queensland first home buyers of $360 million over the 4 years ended 2027–28. This will benefit around 10,000 first home buyers across the state each year.

The transfer duty revenue foregone due to these revenue reforms will be offset by increases in surcharges applying to foreign buyers and owners of property in Queensland.

The measure also ensures Queensland’s first home concession is generous compared with first home concessions in other states. For example, the new higher threshold in Queensland

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to receive a full relief from transfer duty of $700,000 is significantly above Brisbane’s median unit price of around $600,000.

In comparison, the equivalent thresholds in New South Wales and Victoria are below their respective median capital city unit prices, meaning a first home buyer purchasing a median priced unit would still need to pay some transfer duty in those states.

As noted above, Queensland’s home concession provides tax relief of up to $7,175 on all home transactions, uncapped by the value of a home. This means that even for home purchases above the new first home concession threshold, Queensland’s generous home concession means that Queenslanders will pay much less in duty on their first home, relative to other states.

In combination with the home concession, an eligible first home purchase valued at $700,000 will now receive total savings in transfer duty of $24,525, which includes the maximum saving of $17,350 under the first home concession and the $7,175 saving from the home concession. Previously, the maximum saving for a first home purchase was $15,925 at a value of $500,000.

Chart 4.4	Transfer duty savings for a first home buyer

Sources: State revenue office websites (various), CoreLogic (May 2024).

This year’s Budget also outlines significant funding for the previously announced doubling of the Queensland First Home Owner Grant (FHOG) to $30,000.

The FHOG provides support to eligible first home buyers purchasing or building a new home which they will live in. Queensland’s $30,000 FHOG is now the equal highest in Australia (alongside Tasmania) and 3 times the grant available in New South Wales and Victoria. Further, Queensland’s $750,000 threshold compares favourably to median house prices when compared to thresholds in other major states.

Budget Strategy and Outlook 2024-25

Importantly, targeting the FHOG towards new homes ensures it assists in adding to housing supply, which will in turn help improve overall housing affordability in the medium to long term.

The boosted grant will be available for eligible transactions entered into between 20 November 2023 and 30 June 2025. However, payments of the boosted grant will continue to flow to eligible first home buyers over the forward estimates period, given the time taken for the construction of many eligible new homes to the point when the grant becomes payable.

In total, the boosted FHOG is expected to support around 12,000 Queenslanders purchase their first new home sooner.

Vehicle registration duty

Vehicle registration duty applies to applications to register or transfer a vehicle. Duty is imposed on the dutiable value, with the applicable rate dependent on the type of vehicle. An additional amount of registration duty is imposed on applications to register or transfer vehicles (other than special vehicles or heavy vehicles) with a dutiable value of more than $100,000.

Revenue from vehicle registration duty in 2023–24 is expected to be 13.2 per cent higher than in 2022–23, driven by the continued strength in vehicle sales in line with the high levels of broader consumption expenditure experienced as part of the recovery from COVID-19.

Vehicle registration duty is expected to remain relatively flat in 2024–25, due to a recalibration of activity towards more sustainable long-term levels and on the back of the robust growth seen in 2023–24. Revenues are then forecast to grow by around 3 per cent per annum over the 3 years ending 2027–28.

Land tax

Land tax is imposed on the taxable value of a landowner’s aggregated holdings of freehold land owned in Queensland as at 30 June each year. Importantly, the landowner’s home and some other specified types of landholdings are exempt. Different rates apply to individuals, and companies, trusts, and absentees.

Reflecting the impact of strong land value growth across the state in recent years, land tax revenue is expected to grow by 23 per cent in 2024–25. However, the impact of recent value growth has also been tempered by the 3-year averaging of land values applied in determining land tax liabilities.

Therefore, recent land value growth will continue to flow through to support ongoing solid growth in land tax revenue in future years, but the rate of growth in land tax is expected to moderate across the forecast period as property prices stabilise.

Average annual growth of 9.7 per cent is forecast for land tax over the 3 years ending 2027–28, with the rate of growth slowing over the forward estimates.

Gambling taxes and levies

A range of gambling activities are subject to state taxes and levies, including gambling in casinos, racing and sports betting, and electronic gaming machines in clubs and hotels.

Budget Strategy and Outlook 2024-25

After growing strongly in 2022–23, total gambling tax and levy collections are expected to grow by a further 7.2 per cent in 2023–24. This growth reflects ongoing solid growth in various forms of gambling activity, including in the state’s hotels and clubs, as well as partly reflecting the impact of the racing levy and changes to betting tax announced in the 2022–23 Budget.

Total gambling tax and levy collections are expected to grow by a further 4.5 per cent in 2024–25, with average annual growth of 3.6 per cent forecast over the 3 years ending 2027–28, with this period also incorporating increased revenue over time from the opening of the Queen’s Wharf Brisbane casino.

Waste disposal levy

The waste disposal levy commenced on 1 July 2019 and applies to 39 local government areas, covering more than 90 per cent of the state’s waste generation and population. The levy is paid by landfill operators on waste disposed to landfill. Exemptions from the levy exist for particular waste, such as waste from declared disasters, waste donations to charitable recyclers and lawfully managed and transported asbestos.

Queensland’s levy zone is divided into 2 areas – metropolitan and regional – with differential annual increases of levy rates. In 2023–24, the metropolitan levy rate increased by $10 to $105 per tonne and the regional levy rate increased by a government-approved indexation of 4.3 per cent to $91.

Revenue from the waste disposal levy is estimated to be $423 million in 2023–24, 7.2 per cent higher than in 2022–23, reflecting the annual increase in waste levy rates.

Revenue from the waste disposal levy is then forecast to grow by an average of 4.7 per cent per annum over the 4 years ending 2027–28. This is driven by continued planned increases in levy rates, which will be a combination of an annual fixed rate increase for the metro zone and the annually-indexed increase for the regional zone.

The government has committed to using 70 per cent of proceeds from the waste levy for resource recovery and other programs that reduce the impact of waste and protect the environment and local communities.

Queensland’s competitive tax status

Queensland continues to provide a highly competitive tax system compared with other jurisdictions.

Maintaining the competitiveness of Queensland’s tax system is critical to provide a competitive investment environment for business and to moderate the tax burden on citizens. As such, it is an important element of the Queensland Government’s economic strategy and its commitment to creating more jobs in more industries.

Importantly, as Chart 4.5 shows, taxation per capita in Queensland was significantly lower in 2022–23 than the average taxation per capita in the other states and territories, highlighting the ongoing competitiveness of Queensland’s taxation regime.

Budget Strategy and Outlook 2024-25

Based on the latest available actuals data for states and territories published by the Australian Bureau of Statistics, Queensland’s taxation per capita in 2022–23 was $780 lower than the average of other jurisdictions.

On average, Queenslanders paid $1,052 less tax than New South Wales residents and $1,061 less than Victorian residents.

Chart 4.5	Taxation per capita, 2022–23[1]

Note:

1.	ACT figures include municipal rates and other local government-level taxes

Sources: ABS Government Finance Statistics and ABS National, State and Territory Population.

Queensland’s tax competitiveness is also highlighted through other key measures of tax competitiveness, including estimates by the Commonwealth Grants Commission (CGC) of Queensland’s tax effort compared with other jurisdictions, and taxation revenue as a proportion of the respective size of each jurisdiction’s economy.

The CGC’s revenue raising effort ratios are an indicator of the extent to which governments burden their revenue bases, with a lower ratio indicating a relatively lower taxation burden imposed by state taxes.

The CGC’s 2024 Update Report assessed that Queensland’s tax effort in 2022–23 (latest available CGC estimate, using total taxation revenue effort for CGC-assessed taxes) was 4.9 per cent below the national average.

An alternative measure of tax competitiveness (that is, taxation as a share of gross state product) also confirms that Queensland’s taxes are highly competitive, being below the average of the other states and territories, and significantly lower than the major southern states.

Budget Strategy and Outlook 2024-25

Table 4.3 summarises the estimates of these 3 measures compared with other states and territories, highlighting that the Queensland tax system is very competitive.

Table 4.3	Tax competitiveness, 2022–23

	NSW	VIC	QLD	WA	SA	TAS	ACT[4]	NT	Avg[5]
Taxation per capita[1] ($)	4,877	4,886	3,825	4,350	3,286	2,841	5,610	2,851	4,605
Taxation effort[2] (%)	97.1	108.0	95.1	98.6	96.0	84.2	135.3	82.0	100.0
Taxation % of GSP[3] (%)	5.2	5.8	4.1	2.8	4.2	4.0	5.1	2.2	4.7

Notes:

1.	2022–23 data (latest available actuals). Sources: ABS Government Finance Statistics and ABS National, State and Territory Population.
2.

2022–23 data (latest available). Source: CGC 2024 Update — total taxation revenue effort for assessed taxes (payroll, transfer duty, land tax, insurance duty and motor vehicle taxes). Revenue raising effort ratios are an indicator of the extent to which governments burden their revenue bases.

3.	2022–23 data (latest available). Sources: ABS Annual State Accounts and ABS Government Finance Statistics
4.	Figures include municipal rates.
5.	Weighted average of states and territories, excluding Queensland (aside from taxation effort, which is the average of all states).

Box 4.3	Queensland’s competitive tax system

The Queensland Government is committed to maintaining a competitive tax system that ensures Queensland remains an attractive destination for investment, maintains an economic environment conducive to growth and creating employment opportunities, while supporting prudent financial management.

Taxation is an important revenue source for the state and is critical to enable the provision of essential government services across the state, as well as to sustain the maintenance and delivery of public infrastructure. The funds collected through state taxes are integral to investing in critical areas such as health, education, law and order, transport and community services.

However, through an appropriately balanced approach, Queensland’s competitive tax settings promote the state’s competitiveness, while underpinning the government’s ability to deliver critical infrastructure and high-quality services to all Queenslanders.

Importantly, only a very small number of Queenslanders are liable to pay most state taxes.

In particular, transfer duty is limited to a small number of Queenslanders (aged 18 plus), generally around 5 per cent, who transfer property each year, while only around one per cent of Queenslanders pay land tax annually.

Payroll tax is only paid by businesses and the tax-free threshold of $1.3 million means most Queensland small businesses are not liable for payroll tax, while the standard rate of 4.75 per cent is one of the lowest rates of all jurisdictions. Royalties are only paid by entities involved in the extraction of Queensland’s limited natural resources.

Budget Strategy and Outlook 2024-25

Transfer duty

Queensland has favourable transfer duty settings compared to other jurisdictions, with home and first home buyers having access to concessions that reduce costs of buying a home.

In particular, Queensland is one of the only jurisdictions that has a home concession for transfer duty, and this concession is available for dwellings of any value. The home concession means eligible home buyers pay a one per cent concessional rate on the first $350,000 of dutiable value, rather than the normal scheduled rates of between 1.5 per cent and 3.5 per cent. This saves homebuyers up to $7,175 for any eligible principal place of residence.

The relative extent of the benefit provided to home buyers in Queensland is apparent when comparing transfer duty on a typical dwelling across state and territory capitals. For a home buyer purchasing a principal place of residence reflecting median capital city dwelling prices as of May 2024, they would pay around $23,000 less transfer duty in Queensland than if they purchased in New South Wales, and around $18,000 less transfer duty than if they purchased in Victoria.

For the purchase of a median priced home across all state and territory capitals, Queensland’s transfer duty structure results in the lowest transfer duty amount being payable, as demonstrated in Chart 4.6, even allowing for the median dwelling price being lower in several other capitals.

Chart 4.6	Comparison of median dwelling prices and equivalent transfer duty on homes

Sources: State revenue office websites (various), CoreLogic (May 2024)

Budget Strategy and Outlook 2024-25

Further to Queensland’s favourable transfer duty settings for home buyers generally, Queensland also offers generous concessions for the state’s first home buyers.

As discussed in detail in Box 4.2, the substantially increased eligibility value thresholds for first home concessions announced in this Budget means that eligible first home buyers in Queensland will pay no duty on home purchases up to $700,000. For purchases between $700,000 and $800,000, they will pay only a concessional amount relative to other home buyers.

Queensland’s new first home buyer concession thresholds are generous compared to other jurisdictions, particularly when compared with median dwelling prices in other major states. With the changes in this Budget, the home value threshold where full relief from transfer duty is provided for first home buyers (of $700,000) will be 83 per cent of the median capital city dwelling in Queensland. In comparison, in New South Wales the equivalent figure is 69 per cent, while in Victoria it is 77 per cent.

Payroll tax

Queensland’s payroll tax exemption threshold of $1.3 million is one of the highest of all jurisdictions, meaning most Queensland small businesses are not liable for payroll tax, while the standard rate of 4.75 per cent is one of the lowest rates of all jurisdictions.

For comparison, New South Wales and Victoria both currently have lower exemption thresholds and higher standard rates. New South Wales has an exemption threshold of $1.2 million and a standard rate of 5.45 per cent, while Victoria has an exemption threshold of $900,000 (from 1 July 2024) and a standard rate of 4.85 per cent.

Further, Queensland offers a one percentage point discount for eligible regional employers, which in the 2023–24 Queensland Budget was extended over the long term to 30 June 2030.

The competitiveness of Queensland’s payroll tax regime is enhanced by the deduction available for employers between the exemption threshold of $1.3 million and the current deduction threshold of $10.4 million in annual Australian taxable wages, that significantly reduces the amount of tax payable between this wage range.

The deduction was extended materially, from the previous $6.5 million ceiling to the new $10.4 million ceiling, in the 2022–23 Queensland Budget, benefitting almost 15,000 Queensland businesses.

Land tax

The home that Queenslanders live in is exempt from land tax, meaning the vast majority of Queensland homeowners are not liable for any land tax.

Further, the land tax thresholds and exemptions that apply in Queensland ensure that, despite recent increases in property values nationally, most Queensland landowners will not have a land tax liability, and those with small investment property holdings generally have only a minimal land tax liability.

For landholders that do own taxable land, the thresholds at which land tax becomes payable in Queensland are among the most generous in Australia. For individuals, the land tax-free threshold of $600,000 is one of the highest in the country.

Budget Strategy and Outlook 2024-25

In comparison, from 1 January 2024 Victoria’s general land tax threshold is just $50,000. Therefore, Queensland’s individual threshold is now 12 times higher than Victoria’s, despite many areas of Queensland generally having lower average land values.

In addition, land tax in Queensland is subject to a system of 3-year averaging of the land value, which helps further reduce the impacts of increasing land values on the tax payable by landholders.

Further, in applying the threshold, the value of each parcel of land is split between each individual owner by their proportional share. This means that joint owners (e.g. a couple who own a property together) each have to exceed the relevant threshold before being liable for land tax.

Tax expenditures

Tax expenditures are reductions in taxation revenue that result from the use of the tax system as a policy tool to deliver government policy objectives. Tax expenditures are provided through a range of mechanisms, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period.

Appendix B provides details of tax expenditure arrangements provided by the Queensland Government.

4.4.2	Grants revenue

Grants revenue is comprised of Australian Government grants (including GST), grants from the community and industry, and other miscellaneous grants.

A 1.8 per cent increase in total grants revenue is forecast for 2024–25, primarily driven by an expected 7.9 per cent growth in Australian Government grants and partially offset by an expected 4.8 per cent decrease in GST revenue.

Budget Strategy and Outlook 2024-25

Table 4.4	Grants revenue[1,2]

	2022–23 Actual $ million	2023–24 Est. Act $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Current grants
GST revenue grants[3]	18,306	19,459	18,525	18,610	20,647	23,906
Australian Government grants[4]	15,455	16,145	17,750	17,410	17,821	18,390
Other grants and contributions	440	333	367	312	303	343
Total current grants	34,201	35,937	36,643	36,332	38,771	42,640
Capital grants
Australian Government capital grants	4,089	3,585	3,535	4,313	3,686	3,461
Other grants and contributions	44	28	100	42	5	0
Total capital grants	4,133	3,612	3,635	4,354	3,691	3,461
Total Australian Government payments	37,851	39,189	39,811	40,332	42,154	45,758
Total grants revenue	38,335	39,550	40,278	40,686	42,462	46,101

Notes:

1.	Numbers may not add due to rounding.
2.	Amounts in this table may differ to those outlined in Chapter 9 due to different classification treatments.
3.	Includes entitlements to payments associated with the ‘no worse off’ guarantee as part of the Australian Government changes to the GST distribution.
4.	Queensland Treasury estimates. Differs from Chapter 7 due to the inclusion of direct Australian Government payments to Queensland agencies for Australian Government own purpose expenditure.

GST revenue

Queensland’s GST revenue in 2023–24 is expected to be $1.153 billion (6.3 per cent) higher than in 2022–23, reflecting a larger national GST pool due to growth in taxable transactions.

Consistent with expectations at the 2023–24 Budget Update, Queensland’s GST revenue is expected to decline by $934 million (4.8 per cent) in 2024–25, reflecting the CGC’s recommendation that Queensland receives a smaller share of the GST pool in 2024–25 compared with 2023–24.

GST revenue is expected to be flat in 2025–26. Following this, GST revenue is forecast to grow by 10.9 per cent in 2026–27 and then 15.8 per cent in 2027–28. These increases are driven by forecast growth in the GST pool and the expectation that the impacts of the higher coal royalties on Queensland’s share of GST will subside.

Queensland’s expected share of GST, and the key factors impacting on it over the remainder of the forecast period, are discussed in further detail below.

Budget Strategy and Outlook 2024-25

Revisions to the GST pool

The Australian Government’s national GST pool forecasts were downgraded substantially in the 2024–25 Federal Budget, to be $6.637 billion lower across the 4 years to 2026–27 compared with the 2023–24 Federal Budget estimates.

For 2023–24, the GST pool is expected to be around $0.3 billion (or 0.3 per cent) lower than forecast in the 2023–24 Federal Budget.

The 2024–25 Federal Budget stated that, from 2024–25, material downgrades in GST receipts are driven by the lower outlook for nominal consumption subject to GST, partially offset by higher nominal dwelling investment.

The Australian Government expects the GST pool to reach $104.5 billion by 2027–28.

Chart 4.7	Australian Government forecasts of national GST revenue pool[1]

Note:

1.	The 2023–24 Federal Budget estimates are limited to the 2026–27 financial year.

Source: 2022–23 Final Budget Outcome, 2023–24 Federal Budget, and 2024–25 Federal Budget.

Budget Strategy and Outlook 2024-25

Box 4.4	2025 GST Methodology Review

GST is a critical revenue source for all states and territories. In 2023–24, GST is estimated to represent approximately 22 per cent of Queensland’s total state revenue — providing critical funds for essential state government services such as health, education, law and order, transport and other services that are utilised by all Queenslanders.

GST is distributed between states and territories under a methodology administered by the Commonwealth Grants Commission (CGC). This methodology involves considering and balancing the fiscal capacities of states so that a similar standard of services and infrastructure can be delivered by each state to their population, no matter where they live. This is known as horizontal fiscal equalisation.

The GST methodology is multifaceted to account for the range of differing needs and costs of providing services across jurisdictions and their different revenue raising capacities. The GST methodology is reviewed in detail every 5 years. Since the introduction of the GST in 2000–01, the methodology has been reviewed 4 times, with the most recent finalised in 2020.

The latest review of the GST methodology is due to be finalised in the first half of 2025, with the outcomes to apply to the GST distribution methods to apply from 2025–26 onwards.

The review includes consideration of potential methodology changes to the CGC’s assessment of key service delivery expenses, such as transport and health, as well as each state’s revenue raising capacity, including in relation to coal and gas royalties and key state taxes.

In particular, this includes consideration of a differential assessment of coal royalties based on prices. This would have a significant impact on Queensland’s share of future GST if implemented due to Queensland’s production of high-quality metallurgical coal and the implementation of progressive coal royalty tiers.

Terms of reference for the 2025 Review were issued by the Australian Treasurer to the CGC on 9 February 2023 and are available on the CGC’s website.

2 formal rounds of consultation were undertaken with states and territories across 2023, facilitated through the issuance of detailed issues papers by the CGC on each of the assessments undertaken as part of the GST methodology.

Queensland Treasury also hosted a visit by the CGC in early 2024 as an important part of this consultation process, to highlight first hand to the CGC the substantial geographic, socio-demographic and climatic challenges faced in delivering essential services and infrastructure across a large, diverse state such as Queensland.

To ensure Queensland’s position is clearly communicated and advocated for, this consultation has involved significant input from a range of key departments, to ensure the data used and assumptions relied upon by the CGC appropriately reflect the needs of the people of Queensland. This includes taking into account the state’s growing population, socio-demographic composition and service delivery challenges in a large, decentralised state.

This significant body of work will continue to be a focus for Queensland Treasury over the next year to make sure Queensland receives its fair share of GST revenue.

Budget Strategy and Outlook 2024-25

GST – Queensland’s assessed fiscal capacity

In early 2024, the Australian Government accepted the CGC’s recommendation that Queensland requires a lower share of GST revenue in 2024–25 compared with 2023–24, with the CGC estimating Queensland’s share of the GST pool decreasing from 21.2 per cent in 2023–24 to 19.5 per cent in in 2024–25.

This was primarily driven by 2 factors:

•

mining production – in the context of the increased value of coal production and higher coal prices, Queensland was determined to have a higher relative revenue raising capacity from mining-related activity, thereby reducing its assessed GST needs

•

capital improvements – strong growth in national urban transport investment reduced the relative needs of other states assessed as having below-average needs for urban transport, including Queensland. Weak growth in national investment in rural roads, for which Queensland has above-average needs, also reduced its assessed GST needs.

The impact of these assessments on Queensland’s assessed GST need was partially offset by the following factors:

•	taxable land value – below-average growth in taxable land values in Queensland decreased Queensland’s relative revenue raising capacity

•	population – an above average increase in Queensland’s population between 2019–20 and 2022–23 increased Queensland’s share of investment needs relative to other states

•

Census outcomes – new 2021 Census socio-demographic composition data showed Queensland’s population to be relatively more dispersed and its non-Indigenous population relatively more disadvantaged than in the 2016 Census. These changes increased Queensland’s assessed GST needs for a range of services and infrastructure, particularly in regard to health services and social housing.

Importantly, states and territories’ shares of GST revenue fluctuate materially over time based on the CGC’s assessment of their fiscal capacity and expenditure needs.

As such, given the complex nature of the methodology, some key drivers of changes to Queensland’s and other states’ shares of GST are factors that are not Queensland specific. This includes such things as changes in iron ore royalty revenue in Western Australia and changes in transfer duty collections in New South Wales, both of which can materially impact other states’ (including Queensland’s) GST revenues in any given year.

Australian Government payments

Australian Government payments to Queensland in 2024–25 are expected to total $39.811 billion, representing an increase of $622.3 million (1.6 per cent) compared to payments in 2023–24. This increase is attributable to a 7.9 per cent increase in Australian Government grants, partially offset by a 4.8 per cent decrease in GST revenue.

Chapter 7 provides a detailed overview of federal financial arrangements, including Australian Government payments to Queensland.

Budget Strategy and Outlook 2024-25

Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals.

The main sources of contributions are those received from private enterprise and community groups to fund research projects and community services and contributed assets and goods and services received for a nominal amount. Contributions exclude Australian Government grants and user charges.

Other grants and contributions comprise only a small share of total grant revenue (forecast to be 1.2 per cent in 2024–25).

4.4.3	Royalty revenue

Royalties ensure that an appropriate share of the proceeds from the extraction of the state’s valuable and non-renewable resources are returned to the community.

The state earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum and gas, mineral sands and other minerals. Land rents are also earned from pastoral holdings and mining and petroleum leases.

Royalty revenues are sensitive to movements in commodity prices traded on global markets, around which there is a high degree of uncertainty. Changes in commodity export volumes also have the potential to impact Queensland’s royalty estimates, while changes to export volumes, in particular if driven by supply side constraints, may in turn also impact global prices.

Appendix C outlines key parameter assumptions, and the sensitivity of coal royalty estimates to individual changes in price, volume and exchange rate parameters.

Significantly elevated coal and oil prices across 2021–22 and 2022–23 provided a substantial but short-term boost to Queensland’s royalty revenues. Global coal and oil prices have since moderated significantly with hard coking coal (HCC) spot prices falling from a peak of over US$670/t in early 2022 to around US$240/t in early 2024. This reflected a range of factors including a decline in steel demand in China and India and improving supply conditions.

Although trending down, the recent resilience in global coking coal prices has been largely driven by a range of short-term supply-side factors and disruptions. As such, prices are expected to unwind further and return to more sustainable levels across 2025–26, but the timing and extent of the decline remains uncertain.

Forecast royalties and land rents are detailed in Table 4.5.

Budget Strategy and Outlook 2024-25

Table 4.5	Royalties and land rents[1]

	2022–23 Actual $ million	2023–24 Est. Act $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Coal	15,360	10,541	6,233	4,810	4,595	4,512
Petroleum[2]	2,350	1,705	1,594	1,269	1,039	990
Other royalties[3]	504	526	579	499	442	427
Land rents	181	184	193	197	201	206
Total royalties and land rents	18,395	12,955	8,599	6,774	6,278	6,136

Notes:

1.	Numbers may not add due to rounding.
2.	Includes liquefied natural gas (LNG).
3.	Includes base and precious metal, other minerals, and other royalties.

Coal royalties

As outlined above in Table 4.5, a large proportion of Queensland’s royalties comes from coal mining, particularly in recent years due to the period of high global coal prices that have delivered extraordinary and, in many cases, record returns and profits to the state’s coal producers.

In 2023, HCC used primarily in global steel production, accounted for around 47 per cent of Queensland’s total coal export tonnages, semi soft/ PCI coal accounted for around 20 per cent, and thermal coal accounted for around 33 per cent.

In terms of value of production, HCC accounted for around 59 per cent of the total in 2023, while semi-soft/ PCI coal accounted for around 21 per cent and thermal coal around 20 per cent.

Coal royalties are expected to total $10.541 billion in 2023–24, $4.819 billion (or 31.4 per cent) lower than collected in 2022–23 but $1.353 billion (14.7 per cent) higher than forecast at the 2023–24 Budget Update.

This uplift in royalties in 2023–24 compared with previous expectations at the time of the Budget Update in late 2023 has been primarily driven by coal prices being received by Queensland coal producers in late 2023 and early 2024 not falling as quickly as anticipated. However, it should be noted that the premium HCC spot price fell sharply in March 2024 due to a decline in steel demand in China and India and improving supply conditions.

Budget Strategy and Outlook 2024-25

Box 4.5	Progressive coal royalties continue to ensure a fair share for Queenslanders

The new progressive coal royalty tiers announced in the 2022–23 Queensland Budget are ensuring that all Queenslanders are receiving a fair return on their valuable and non-renewable resources during the recent period of high global coal prices.

The high prices being received by producers since late 2021 have delivered significantly increased revenues to the state’s coal companies.

ABS data show that over the period from July 2021 to March 2024, the value of Queensland coal exports totalled $188 billion. In comparison, over the previous corresponding period (i.e. July 2018 to March 2021) Queensland coal exports totalled $100 billion.

This means that the coal industry has earned an additional $88 billion over the recent period of elevated global prices, compared to what they earned just a few years ago. The significant growth in coal industry revenue over recent years, as well as how this compares with the royalties to Queenslanders, is demonstrated in Chart 4.8.

Chart 4.8	Value of Queensland coal exports and coal royalties – year ended March[1,2]

Notes:

1.	Recent coal export data are subject to revision.
2.	Royalty data relates to royalties payable on coal sold, disposed of, or used in the relevant period. Payments are made at a later date.

Source: Unpublished ABS trade data and Queensland Treasury

Budget Strategy and Outlook 2024-25

As outlined in the 2023–24 Budget Update, the new progressive royalty tiers delivered an additional $5.8 billion to Queenslanders in 2022–23. The new tiers are expected to deliver a further $3.6 billion in revenue in 2023–24, reflecting the ongoing strength in global prices across the second half of 2023 and early 2024.

Given the new tiers only take effect when prices are high, their impact is expected to decrease significantly over the forward estimates as coal prices normalise to around $1.3 billion in 2024–25, and an average of around $485 million per year over the 3 years ending 2027–28.

However, importantly, the new tiers will mean Queenslanders will also receive a fair share of the coal companies’ extraordinary revenues during any future periods of unexpectedly high coal prices over the longer term.

The additional fiscal capacity provided by Queensland’s progressive coal royalty tiers has previously enabled the government to invest more than $16 billion in infrastructure and essential services, as outlined in the 2023–24 Budget. These investments are benefitting all regions of Queensland, including key coal producing regions.

Building on this investment, the 2023–24 Budget Update also outlined a range of investments across regional Queensland that were supported by coal royalties, including:

•	$210 million to temporarily double the First Home Owner Grant to $30,000 for eligible first home purchases until 30 June 2025

•	$100 million to boost the 2024–27 Works for Queensland round for a total round of $300 million so regional councils can deliver more local infrastructure

•	an additional $79.1 million for a new mental health facility in Rockhampton

•	$70 million to increase the Queensland Critical Mineral and Battery Technology Fund to support the development of the critical mineral and battery technology industries

•	an additional $30 million for the Backing Bush Communities Fund for workforce training and invasive species management and community projects

•	up to $30 million to accelerate development of resource projects in the North West Minerals Province in the next 5 years

•	up to $20 million for an economic structural adjustment package for Mount Isa and North West Queensland.

In this year’s Budget, the ongoing strength in coal prices and resulting royalties, including from the new progressive royalty tiers, has enabled the government to deliver significant new and expanded measures in 2024–25 to support Queenslanders in tackling cost-of-living challenges. Some of the key measures include:

•

Funding towards the $2.965 billion in additional electricity rebates to Queensland households and small businesses. All Queensland households will automatically receive $1,300 off their electricity bills in 2024–25, consisting of an upfront $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate paid in quarterly instalments from the Australian Government. Around 205,000 eligible small businesses will also receive $650 off electricity bills in 2024–25, co-funded by the Queensland and Australian Governments

Budget Strategy and Outlook 2024-25

•	$435 million for a 20 per cent reduction in motor vehicle registration costs for all light vehicles for a 12-month period

•	$150 million in 2024–25 from lowering public transport fares to a flat fare of 50 cents per trip across the state from 5 August 2024 for 6 months

•

$33.5 million in new funding in 2024–25, bringing the total funding to $40 million in 2024–25, to increase the maximum value of the FairPlay voucher from $150 to $200, and to increase the number of vouchers available from 50,000 to up to 200,000

•

$15 million in 2024–25 for the School and Community Food Relief Program. This initiative will assist children to access food relief from appropriate sources, ranging from subsidised lunches, breakfasts or tuckshop items

•	$10.1 million over 4 years from 2024–25 for food, emergency and financial relief measures for vulnerable cohorts.

Queensland’s progressive coal royalties are a critical part of the Queensland Government’s general revenue base, and therefore, also help fund health, education, law and order, transport and other essential services for all Queenslanders.

Supported by funding from coal royalties since the 2022–23 Budget, publicly-owned entities continue to deliver productivity-enhancing infrastructure projects across the energy, water, and ports sectors. This includes CopperString 2032 to connect Queensland’s North West Minerals Province to the National Electricity Market, and large-scale pumped hydro energy storage projects critical to the decarbonisation of the state’s energy system.

As such, Queensland’s progressive coal royalties are enabling the Queensland Government to undertake significant investments across regional Queensland, including in resource producing regions, to improve living standards and create new employment opportunities.

Coal prices

Coking coal prices

Global coal prices have fallen significantly from the unprecedented surge experienced in mid-2021 and early 2022. HCC spot prices reached over US$670 per tonne (/t) in early 2022 but they have since fallen substantially and are now expected to average around US$286/t in 2023–24.

The decline in prices in late 2023 was slower than previously anticipated, reflecting a range of short term supply constraints, including:

•	cyclone Jasper causing the temporary closure of some Queensland coal ports

•	lower production at BMA mines due to a significant a significant increase in planned maintenance

•	a stoppage at Peak Downs and operational and geo-technical factors that affected operations at Broadmeadow

•	rainfall in the Bowen Basin, temporarily impacting production at some mines.

However, the HCC spot price fell sharply in March 2024, from US$313.50/t at the end of February to US$243/t at the end of April, leading to an average US$308/t across the March quarter. This

Budget Strategy and Outlook 2024-25

decline was driven by reduced supply constraints and weakening global steel demand, reflecting production controls in China.

HCC prices averaged around US$240/t in May 2024, with further falls in coal prices expected over the coming quarters.

As discussed in previous Budgets and Budget Updates, HCC prices are still expected to continue to moderate towards more sustainable levels over time. This expectation is consistent with the views of other key market analysts, for example:

•	The Australian Government Department of Industry Science and Resources’ Office of the Chief Economist (OCE) stated that:

•

Prices are expected to broadly trend downwards in 2024, averaging US$277 a tonne for the year. Metallurgical coal prices are falling slowly as supply disruptions gradually diminish. Prices are expected to ease from US$277 a tonne in 2024 to US$185 a tonne (in real terms) by 2029[1].

•	Wood Mackenzie[2] indicated that:

•	The market balance will start to loosen, with improving supply from Australia and slowing Chinese demand. This will push prices down to US$265/t in 2024, down by US$30/tonne [year-on-year].

•	Prices will decline gradually to a low of US$185/t by 2032 as marginal costs ease, supply availability recovers, and demand growth flattens.

•	The 2024–25 Federal Budget[3] stated that:

•

Iron ore and metallurgical coal prices have been elevated over the past 2 years due to strong demand from China and disruptions to supply both in Australia and globally. However, recent indications suggest that steel demand in China has likely peaked and a recovery in the supply of iron ore and metallurgical coal has put downward pressure on prices.

In the medium term, prices are expected to return towards the marginal cost of production. However, the outlook for mining costs has increased over recent years. For example, according to the March 2024 ABS Producer Price Indexes, input costs to coal mines have risen by an average of 7.2 per cent per annum over the past 3 years.

In addition to this, the Australian Government’s Safeguard Mechanism policy, which requires Australia’s highest greenhouse gas emitting facilities to reduce their emissions in line with Australia’s emission reduction targets of 43% below 2005 levels by 2030 and net zero by 2050, is expected to lead to additional costs for coal operations.

Further, strip ratios — the ratio of saleable coal to waste material — of Australian coal mines are also increasing over time and this trend is expected to continue.

[1]	Department of Industry, Science and Resources, Commonwealth of Australia (2024), Resources and Energy Quarterly March 2024.
[2]	Wood Mackenzie (2024). Global Metallurgical Coal Strategic Planning Outlook H1 2024.
[3]	The Commonwealth of Australia (2024). 2024–25 Budget – Budget Strategy and Outlook

Budget Strategy and Outlook 2024-25

Reflecting these factors, the HCC spot price is now expected to return to a medium-term price of US$185/t by December 2025. This is higher and later than the expectation at the time of the Budget Update, where it was assumed HCC prices would return to a medium-term level of US$175/t by December 2024.

Chart 4.10 shows HCC price forecasts compared to the latest quarterly price forecasts from a range of other forecasters, including Consensus Economics, Wood Mackenzie, Westpac, OCE, and the Commonwealth Treasury.

This comparison shows that the expected sharp decline in coal prices from current levels is broadly consistent with the expectations of other major forecasters, with a clear consensus view that global coal prices will be substantially lower over coming quarters and years.

As illustrated in Chart 4.10, the latest forecasts from other major forecasters show a range of expectations in terms of where the medium-term price will settle, from US$140/t by the end of the March quarter of 2025 from Commonwealth Treasury ranging up to US$213/t across 2028 from Consensus Economics.

Queensland Treasury’s medium-term price expectation of reaching US$185/t for HCC is largely similar to most other forecasters, although the pace of adjustment to reach medium-term prices varies across forecasters.

Chart 4.9	Coking coal price forecasts[1]

Notes:

1.	Spot prices used where possible. Where spot prices are unavailable, contract prices have been used.

Sources: Consensus Economics, Wood Mackenzie, OCE, Westpac, Commonwealth Treasury, and Queensland Treasury.

Budget Strategy and Outlook 2024-25

Thermal coal prices

Premium thermal coal prices have tracked broadly in line with 2023–24 Budget Update forecasts, while spot prices for lower quality thermal coal have been somewhat stronger than anticipated.

In the lead up to the 2023–24 Budget Update, premium quality thermal coal was trading at a very high level, with global demand for premium-quality thermal coal being primarily driven by demand from Europe following Russia’s invasion of Ukraine and fears about electricity shortages.

Global trade flows have partially normalised, resulting in a softening in premium thermal prices. Reflecting this, the gap between premium thermal coal and lower quality thermal coal has narrowed, to be more in line with the historical average.

However, at the same time, thermal coal production costs have increased, driven by both input cost escalation and lower mine productivity, a trend which is expected to continue.

Reflecting these market dynamics and expectations of the ongoing return of thermal prices to more ‘normal’ levels, the medium-term assumption for spot prices of premium thermal coal remains unchanged at US$120/t by mid-2024, while the price outlook for lower quality thermal coal been upgraded marginally.

Coal export volumes

Chart 4.11 outlines the outlook for coal export tonnages1, highlighting that total coal export tonnages over the 4 years ending 2026–27 have been revised downwards, compared with the 2023–24 Budget Update forecasts, by around one per cent.

Metallurgical coal volumes have been downgraded in the near term, reflecting ongoing supply constraints which are expected to take longer to resolve than previously anticipated. Over the medium term, these constraints are expected to ease, resulting in a solid recovery in export volumes.
The downgrade to metallurgical coal volumes have been partly offset by an expected increase in thermal coal volumes across the forecast period, reflecting the recent stronger than expected thermal coal exports to China, and the faster than anticipated ramp-up of production at the Carmichael coal mine.

However, consistent with global trends, over the longer term beyond 2027–28, thermal coal exports are expected to begin to decline, reflecting falling global demand and mine depletions. This is driving an expected fall in coal export volumes of around 2 per cent in 2027–28.

As highlighted previously, commitments in place by key trading partners to reduce emissions will continue to dampen long term demand for thermal coal. This includes commitments to achieve net zero emissions by 2050 in Japan and South Korea, and by 2060 in China. These commitments continue to be a downside risk in terms of Queensland’s thermal coal exports.

As outlined in Appendix C, a one per cent variation in export coking and thermal coal volumes in 2024–25 would lead to a change in royalty revenue of approximately $61 million.

[1]

All references to coal export volumes in this section relate to total export volumes and include coal exports where royalties are not paid to the government, i.e. private royalties. This will not align with tonnages presented in Appendix C which exclude private royalties.

Budget Strategy and Outlook 2024-25

However, given the majority of Queensland’s coal exports are metallurgical coal, it is still expected that international demand for steelmaking coal should continue to support Queensland’s coal exports over coming decades.

Chart 4.10	Export coal tonnages[1]

Note:

1.	Includes coal exports where royalties are not paid to the government, i.e. private royalties. This will not align with tonnages presented in Appendix C which exclude private royalties.

Source: Unpublished ABS trade data and Queensland Treasury

Petroleum royalties

Compared to coal, petroleum royalties make up a smaller share of total royalties, even though petroleum royalties have grown strongly over recent years as the export industry has matured.

Global oil prices factor strongly into petroleum royalty forecasts, given most of the LNG produced in Queensland is sold under long-term contracts linked to oil prices. Meanwhile, in terms of volumes, the production level of the 3 major LNG plants is expected to be relatively stable across the forward estimates.

Revenue from petroleum royalties is estimated to total $1.705 billion in 2023–24, 27.5 per cent lower than 2022–23 but 3.3 per cent higher than forecast at the 2023–24 Budget Update.

The expected decline compared with 2022–23 revenues is in line with 2023–24 Budget Update expectations that oil prices, and therefore LNG prices, would unwind from recent highs. The upward revision compared with expectations in late 2023 is due to higher-than-expected LNG production, combined with a weaker than expected Australian dollar, leading to higher LNG prices in A$ terms.

Budget Strategy and Outlook 2024-25

OPEC+ production cuts and geopolitical tensions in Russia and the Middle East have seen global oil prices rebound so far in 2024. However, consistent with forecasts at the time of the 2023–24 Budget Update, oil prices are expected to unwind over the forward estimates due to increased global supply and reach US$75/barrel by September 2026.

Petroleum royalties are therefore expected to decline on average by around 12.7 per cent per annum over the 4 years ending 2027–28.

Other royalties

Other royalties include revenue from base and precious metals mined in Queensland such as gold, silver, copper, lead, and zinc, other minerals such as bauxite, and other royalties.

Revenue from other royalties is estimated to total $526 million in 2023–24, 4.2 per cent higher than in 2022–23. Other royalties are expected to grow by around 10.1 per cent in 2024–25, primarily driven by an expected increase in prices across metals.

Other royalties are then expected to decline by around 9.6 per cent per annum on average across the 3 years to 2027–28. The forecast decline is driven by an expected ongoing reduction in copper, lead, and zinc volumes due to depletion of ore reserves and scheduled mine closures over coming years. As final investment decisions for new mines or extensions are made this will flow through into the forecasts.

Land rents

Revenue from land rents, primarily related to mining and petroleum leases and pastoral holdings, is estimated to total $184 million in 2023–24. This is 1.7 per cent higher than in 2022–23 but 1.1 per cent lower than expected at the 2023–24 Budget Update.

The lower than previously expected revenue reflects an initiative implemented as part of the Queensland Critical Minerals Strategy, released in June 2023, which reduced rent to $0 for 5 years from 1 September 2023 for new and existing exploration permits for minerals other than coal.

Revenue from land rents is forecast to grow by 5 per cent in 2024–25 driven by higher rental valuations. Revenue from land rents is then expected to grow by 2.2 per cent per annum over the 3 years ending 2027–28.

Budget Strategy and Outlook 2024-25

4.4.4	Sale of goods and services

Sales of goods and services revenue comprises the cost recovery from the Queensland Government’s provision of a range of goods or services. Revenue from sales of goods and services are expected to be flat over the 3 years ending 2027–28. Table 4.6 provides a breakdown of the categories of goods and services captured in terms of these revenues.

Table 4.6	Sales of goods and services[1]

	2022–23 Actual $ million	2023–24 Est. Act $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Fee for service activities	2,959	3,349	3,662	3,752	3,242	3,121
Public transport:
South East Queensland	295	324	194	357	376	389
Rent revenue	593	599	609	672	750	775
Sale of land inventory	30	75	99	122	93	66
Hospital fees	932	904	912	927	941	954
Transport and traffic fees	561	564	529	591	619	643
Other sales of goods and services	1,113	1,132	1,328	1,242	1,304	1,366
Total	6,483	6,946	7,333	7,663	7,325	7,314

Note:

1.	Numbers may not add due to rounding.

The government provides substantial concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families, based on eligibility criteria relating to factors such as age, income and special needs or disadvantage.

Appendix A provides details of the concession arrangements provided by the Queensland Government, which highlights that in 2024–25, the government will be providing more than $11.218 billion in concessions, including substantial additional direct cost-of-living relief, to Queensland households and small businesses.

Fee for service activities

Examples of major items of fee for service activities across the General Government Sector include:

•	recoverable works carried out by the Department of Transport and Main Roads and the commercialised arm of the department

•	fees charged by TAFE colleges

•	fees charged by CITEC to commercial clients for information brokerage services.

Budget Strategy and Outlook 2024-25

Other sales of goods and services

As shown in Table 4.6, revenue is also raised from a variety of other types of sales of goods and services. These include revenue from public transport ticketing arrangements, rent or lease of government property, hospital fees, transport and traffic fees, title registration fees and other licences and permits.

4.4.5	Interest income

Interest income primarily comprises interest earned on investments, including those held to support debt, superannuation and insurance liabilities.

Interest income is estimated to total $3.532 billion in 2023–24, 10.2 per cent higher than expected at the 2023–24 Budget, and 9.5 per cent higher than received in 2022–23. The increase in interest income in 2023–24 largely driven by the establishment of significant investments in 2023–24 from royalty windfalls to support the funding requirements of future infrastructure projects in regional Queensland.

Interest income is expected to reduce across the forward estimates reflecting the allocation of investment funds to infrastructure projects and associated reduction in investment returns.

4.4.6	Dividend and income tax equivalent income

Revenue from dividend and income tax equivalent income is estimated to total $1.720 billion in 2023–24, which is $714 million (70.9 per cent) higher than in 2022–23, and $199 million (13.1 per cent) higher than expected at the time of the 2023–24 Queensland Budget.

Higher dividends and income tax equivalent income in 2023–24 compared to 2022–23 reflects earnings growth in the Public Non-financial Corporations sector, including the electricity generation sector.

Over the forward estimates, dividends and income tax equivalents are expected to moderate to $1.429 billion in 2027–28. This aligns with a reduction in expected earnings from the energy generation government-owned corporations due to higher costs associated with accelerating capital investment in new renewable energy and storage assets combined with reduced output from coal generation assets. Ports and water sector dividends and income tax equivalents are expected to rise steadily to 2027–28.

Trends in dividends and income tax equivalent income are discussed in more detail in Chapter 8.

Budget Strategy and Outlook 2024-25

4.4.7	Other revenue

Other revenue, including royalty revenue, accounts for 11.8 per cent of total General Government Sector revenue in 2024–25 (see Table 4.7).

Table 4.7	Other revenue[1]

	2022–23 Actual $ million	2023–24 Est. Act $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Royalties and land rents	18,395	12,955	8,599	6,774	6,278	6,136
Fines and forfeitures	815	741	794	912	913	913
Revenue not elsewhere classified	950	945	1,032	1,033	732	739
Total other revenue	20,160	14,640	10,425	8,719	7,923	7,788
Note: 1. Numbers may not add due to rounding.

Royalties and land rents account for 9.8 per cent of total revenue in 2024–25 and are discussed in more detail above in section 4.4.3.

The major fines included in the fines and forfeitures category include speeding, red light, mobile phone and seatbelt camera detected offences and tolling offences.

Revenue from fines and forfeitures is expected to total $741 million in 2023–24, $74 million (9.1 per cent) lower than in 2022–23 and $73 million (8.9 per cent) lower than expected at the time of the 2023–24 Queensland Budget.

The forecast decline in 2023–24 compared with the previous year is partly driven by behavioural changes associated with the impact of mobile phone and seatbelt camera infringements. The forecast decline in 2023–24 compared with the forecast in the 2023–24 Budget is partly driven by lower-than-expected revenue from speed camera fines.

Revenue from fines and forfeitures is expected to grow by 7.2 per cent in 2024–25 and by a further 14.9 per cent in 2025–26, driven by the expansion of the Camera Detected Offence Program (CDOP).

This expansion is aligned to keeping Queenslanders safe as the CDOP is a proven road safety initiative that contributes to reducing road trauma for Queensland. The CDOP is an important component of Queensland’s approach to manage and deter high risk behaviours on the road with the deployment of a range of cameras that focus on speed, red light, illegal use of mobile phones, the non-wearing of seatbelts and detecting unregistered, uninsured vehicles and vehicles transporting dangerous goods in tunnels.

Budget Strategy and Outlook 2024-25

All money collected for penalties imposed for camera-detected offences in excess of the administrative costs is required under legislation to be reinvested into road safety initiatives.

This focuses on keeping Queenslanders safe through road safety education and awareness programs; enabling practices and behaviours that improve road safety; road accident injury rehabilitation programs for people that have been injured in a crash; and infrastructure and related technologies to improve the safety of State-controlled roads.

Revenue not elsewhere classified includes assets contributed to the state and payments received for works delivered on behalf of GOCs.

Budget Strategy and Outlook 2024-25

5	Expenses

Features

•	The 2024–25 Budget provides households with $3.739 billion in new and expanded cost-of-living measures.

•	From an expenses perspective, the most significant measure is the $1,300 Cost of Living Rebate automatically credited to electricity bills for all Queensland households in 2024–25.

•

Other key measures are in Health and Education services, support to build stronger and safer communities through the government’s Community Safety Plan for Queensland and a ramp up in support to increase Queensland’s housing supply and affordability.

•	General Government Sector expenses for 2024–25 are estimated to be $90.738 billion, an increase of $2.243 billion (or 2.5 per cent) on 2023–24.

•

New and expanded cost-of-living measures are temporary and largely contained across 2023–24 and 2024–25 years, with expenses expected to fall by 1.7 per cent in 2025–26 before growing moderately across the remainder of the forward estimates.

•	Total expenses are projected to grow at an average annual rate of 4.2 per cent over the 5 years to 2027–28.

•	A targeted savings plan will deliver savings of $3 billion over the period 2024–25 to 2027–28, with initial savings of $300 million in 2024–25 rising to $1 billion ongoing from 2026–27.

•

In 2024–25, the major areas of expenditure are in the key frontline services of health and education. Health, education, public order and safety, housing and community service and transport account for almost 85 per cent of expenditure.

This chapter provides an overview of General Government Sector expenses for the forecast 2024–25 Budget year and projections for 2025–26 to 2027–28. The forward estimates are based on the economic projections outlined in Chapter 2.

5.1	2023–24 Estimated actual

General Government Sector expenses in 2023–24 are estimated to total $88.495 billion, $4.234 billion or 5 per cent above the 2023–24 Budget estimate of $84.261 billion. The increase is largely attributable to the Queensland Government delivering another round of cost-of-living relief with all Queensland households and small businesses to receive a rebate on their electricity bills in 2024–25.

Initiatives under the government’s Homes for Queenslanders program, additional funding to support the Gladstone Area Water Board to complete construction of the Fitzroy to Gladstone Pipeline and higher depreciation costs following revaluations of infrastructure assets in 2022–23 also factor into higher expenses compared to the 2023–24 Budget estimate.

Budget Strategy and Outlook 2024-25

5.2	2024–25 Budget and outyears

Table 5.1	General Government Sector expenses[1]

	2022–23 Outcome $ million	2023–24 Est. Act. $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Employee expenses	30,557	33,231	35,217	36,030	37,094	38,465
Superannuation interest costs	776	787	758	676	638	596
Other superannuation expenses	3,756	3,929	4,108	4,254	4,353	4,545
Other operating expenses	20,014	26,612	25,153	23,002	22,180	22,951
Depreciation and amortisation	5,018	5,436	5,716	5,996	6,344	6,739
Other interest expenses	1,688	1,905	2,655	3,392	4,124	4,761
Grants expenses	14,072	16,595	17,131	15,881	15,050	15,248
Total Expenses	75,880	88,495	90,738	89,232	89,783	93,305
Note: 1. Numbers may not add due to rounding.

In 2024–25, General Government Sector expenses are estimated to be $90.738 billion, an expected increase of $2.243 billion (or 2.5 per cent) over the estimated actual for 2023–24. Key initiatives and frontline service delivery contributing to the growth in expenditure in 2024–25 include:

•

$1.375 billion uplift to Queensland Health’s operating funding to address emerging demand and cost pressures and support priority investment areas such as the Queensland Health workforce, Queensland Ambulance Service, and Women and Girls’ Health Strategy

•	substantial funding for the Government’s Homes for Queenslanders program to further address housing supply and affordability pressures and demand for homelessness services in Queensland

•

funding to meet student needs and funding under the National School Reform Agreement and associated Bilateral Agreement, maintenance of school facilities and support for Queensland children and families through Putting Queensland Kids First package

•

measures to support building stronger and safer communities through the government’s Community Safety Plan for Queensland, including supporting victims, delivering for our frontline, detaining offenders, intervening when people offend and crime prevention

•	administering the Australian Government’s $300 rebate for households electricity bills in 2024–25

•	additional funding for Queensland Skills Strategy 2024–2028 to deliver skills needed to power our economy and provide access to good jobs with better pay for Queenslanders.

General Government Sector expenses are expected to decline 1.7 per cent in 2025–26 with cost-of-living relief measures not extending beyond 2024–25 and growth moderating in 2025–26 as disaster reconstruction works and Cross River Rail enabling works performed on behalf of

Budget Strategy and Outlook 2024-25

Queensland Rail near completion. From 2024–25, expenditure growth is further tempered by a targeted $3 billion savings plan.

5.3	Expenses by operating statement category

As outlined in Chart 5.1, employee and superannuation expenses account for 44.2 per cent of the General Government Sector expenses. Other operating expenses (27.7 per cent) is the next largest category, reflecting non-labour costs of providing goods and services to government and non-government recipients including, for example, repairs and maintenance but also transport service contract payments to Queensland Rail, subsidies to households and payments to contractors.

Chart 5.1	Expenses by operating statement category, 2024–25

Budget Strategy and Outlook 2024-25

Chart 5.2	Expenses by operating statement category, 2024–25

5.3.1	Employee expenses

Employee expenses include salaries and wages, annual leave and long service leave.

In 2024–25, employee expenses are expected to be $35.217 billion, $1.986 billion or 6.0 per cent higher than the 2023–24 estimated actual. This increase is due in part to the combination of public sector wages policy and growth of 3 per cent in full-time equivalent employees, largely in frontline service areas of health, education and community safety.

The majority of public sector certified agreements nominally expired during 2022 and 2023, and new agreements were established including the following elements:

•	3-year agreements with wage increases of 4 per cent in years one and two and 3 per cent in year three

•	a Cost of Living Adjustment payment for employees where inflation exceeds headline wage increases established in agreements.

Employee expenses growth is expected to moderate from 2025–26, with wages growth in current agreements reducing from 4 per cent to 3 per cent in the final year before nominal expiry. Wages growth of 2.5 per cent, which is in line with inflation projections, is then assumed in later years.

Full-time equivalent

The government is continuing to deliver on its commitment to revitalise frontline service delivery. Approved funded full time equivalent (FTE) positions in departments (refer Table 5.2) are estimated to increase by 7,995 (or 3 per cent) in 2024–25, driven principally by increases in Queensland Health, Queensland Police Service and the Department of Education.

Budget Strategy and Outlook 2024-25

The Public Sector Commission (PSC) has primary responsibility for monitoring the number of FTEs and collating key human resource workforce metrics across the broader public sector. Between March 2015 and March 2024, FTEs have increased by 56,603, including an increase in frontline by 50,239 FTEs.

The PSC’s annual State of the Sector report provides a summary of the Queensland public sector workforce as at 31 March each year. The March 2024 report shows that:

•	there was a total of 258,012 FTEs, representing an increase of 11,703 FTEs since March 2023

•	the increase reflects growth of 9,655 FTEs in frontline and frontline support roles and 2,048 FTEs in non-frontline roles

•	in total, 90.7 per cent of public servants are engaged in frontline and frontline support roles, with 24,079 FTEs in corporate service roles.

It is noted that the reporting basis of the State of the Sector report reflects active and paid FTEs engaged at March 2024 while FTEs levels reported in Table 5.2 reflect approved funded FTEs positions for the financial year.

Budget Strategy and Outlook 2024-25

Table 5.2	Funded Controlled FTE positions by Department[1]

	2023–24 Adjusted Budget[2]	2023–24 Est. Act.	2024–25 Budget
Agriculture and Fisheries	2,120	2,278	2,791
Child Safety, Seniors and Disability Services	5,375	5,421	5,480
Education	76,242	76,520	77,528
Electoral Commission of Queensland	101	101	88
Employment, Small Business and Training	4,940	5,001	5,002
Energy and Climate	702	721	440
Environment, Science and Innovation	2,960	2,974	3,034
Housing, Local Government, Planning and Public Works	3,587	3,684	4,565
Justice and Attorney-General	4,075	4,206	4,680
Office of the Inspector-General Emergency Management	22	22	22
Premier and Cabinet	496	495	496
Public Sector Commission	82	93	100
Queensland Audit Office	191	191	191
Queensland Corrective Services	7,249	7,712	8,299
Queensland Fire Department	4,145	4,145	4,121
Queensland Health	106,743	107,862	110,811
Queensland Police Service	18,350	18,469	19,595
Queensland Treasury	1,425	1,434	1,710
Regional Development, Manufacturing and Water	741	771	775
Resources	1,442	1,447	1,459
State Development and Infrastructure	1,717	1,800	1,812
The Public Trustee of Queensland	633	633	635
Tourism and Sport	481	481	477
Transport and Main Roads	9,560	9,731	9,814
Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts	696	803	797
Youth Justice	1,945	2,009	2,277
Total	256,020	259,004	266,999

Notes:

1.

Explanations for variations in departmental FTEs can be found in the Service Delivery Statements (SDS). Department total may include multiple tables from SDS, due to separate FTE tables being provided for Departmental service areas and Commercialised Business Units.

2.	Adjusted Budget reflects movements of FTEs following Machinery of Government changes only.

Budget Strategy and Outlook 2024-25

5.3.2	Superannuation expenses

The superannuation interest cost represents the imputed interest on the government’s accruing defined benefit superannuation liabilities.

In determining the state’s defined benefit superannuation liabilities, Australian Accounting Standards Board (AASB) 119 Employee Benefits requires the discounting of future benefit obligations using yield rates on government bonds net of investment tax. Interest costs are calculated on a net liability approach by applying the discount rate to both the gross liability and superannuation plans.

Superannuation interest costs are dependent on the applicable discount rate at the beginning of the year. Superannuation interest costs decline modestly from 2024–25 and across the outyears as rates stabilise. Obligations of the defined benefit scheme, which is closed to new members, will decline over time as members leave.

Other superannuation expenses represent employer superannuation contributions to accumulated superannuation and the current service cost of the state’s defined benefit obligation (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period), and increases steadily across the forward estimates.

5.3.3	Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services including services to government and non-government organisations (NGO), repairs and maintenance, consultancies, contractors, electricity, communication and marketing.

The Queensland Government provides additional funding to departments each year to enable appropriate indexation of service delivery arrangements with community services sector organisations, in recognition of increasing costs. The NGO indexation rate, on which this funding is calculated, was approved at 3.75 per cent in the 2023–24 Budget Update. The government is considering a revision to the 2024–25 NGO indexation rate in light of the Fair Work Commission’s Annual Wage Review decision on 3 June 2024.

Other operating expenses in 2024–25 are estimated to total $25.153 billion, representing a decline of $1.459 billion or 5.5 per cent, compared to the 2023–24 estimated actual.

The decline in other operating expenses can be largely attributed to the 2 cost-of-living electricity bill rebates to Queensland households and small businesses. The rebates are deducted from consumers’ electricity bills in 2023–24 and 2024–25 at a cost to the budget of $3.750 billion in 2023–24.

This is in part offset by an increase in demand for health and homelessness services, transport service contract payments to Queensland Rail, works associated with delivery of Cross River Rail and funding to administer the Australian Government’s electricity bill rebates for Queensland households and small businesses.

Budget Strategy and Outlook 2024-25

5.3.4	Depreciation and amortisation

Depreciation and amortisation expenses are an estimate of the progressive consumption of the state’s assets through normal usage, wear and tear and obsolescence.

The size of the state’s capital program in combination with increases in asset values has seen depreciation increase significantly since the 2023–24 Budget.

5.3.5	Other interest expenses

Other interest expenses include interest paid on borrowings, finance leases and similar arrangements to acquire capital assets and infrastructure such as roads, hospitals and state schools.

Other interest expenses are estimated to increase $750 million in 2024–25 to $2.655 billion as borrowings increase to fund the expanded capital program. Interest expenses continue to increase across the forward estimates for the same reason.

5.3.6	Grants expenses

Current grants include grants and subsidies to the community (such as non-state schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Community Service Obligations are provided where Public Non-financial Corporations (PNFCs) are required to provide non-commercial services or services at non-commercial prices for the benefit of the community (for further details refer to Chapter 8).

Capital grants also represent transfers to the PNFC Sector, local governments, not-for-profit institutions and non-state schools, businesses and households (including the Queensland First Home Owner Grant) for capital purposes.

Budget Strategy and Outlook 2024-25

Table 5.3 provides a breakdown of grants by category and recipient type.

Table 5.3	Grant expenses[1]

	2022–23 Outcome $ million	2023–24 Est. Act. $ million	2024–25 Budget $ million
Current
Grants to local government[2]	1,043	255	872
Grants to private and not-for-profit organisations
State funding for non-state schools	863	892	922
Australian Government funding for non-state schools	3,962	4,305	4,443
Other	2,408	3,228	3,162
Grants to other sectors of government
Community service obligations to PNFCs	644	624	633
Other payments to PNFCs and PFCs	158	190	75
Other (includes payments to NDIA)	2,119	2,279	2,381
Other	446	617	454
Total current grants	11,643	12,390	12,941
Capital
Grants to local government[3]	1,615	2,123	2,678
State funding for non-state schools	123	131	138
Grants to private and not-for-profit organisations	496	1,135	1,051
Grants to PNFCs	67	664	47
Queensland First Home Owner Grants	73	60	155
Other	55	91	120
Total capital grants	2,429	4,204	4,189
Total current and capital grants	14,072	16,595	17,131

Notes:

1.	Numbers may not add due to rounding.
2.

Current grants to local governments were higher in 2022–23 due to the advance payment by the Australian Government of Financial Assistance Grants for the 2023–24 financial year on-passed to local councils.

3.	Capital grants to local government in large part reflect Disaster Recovery Funding Arrangements grants.

In 2024–25, grant expenses are estimated to total $17.131 billion, $536 million higher than the 2023–24 estimated actual. The increase is mainly due to:

•

additional grant funding to support the delivery of social and affordable housing to address housing pressures including support for the Renters Relief package as part of the Homes for Queenslanders program

•	higher capital grants to local government councils for various initiatives including Works for Queensland, South East Queensland Liveability Fund and South East Queensland Community Stimulus Program

•	funding for Queensland Skills Strategy 2024–2028 to strengthen the state’s training system

•	higher Australian Government grants on-passed to non-government schools

Budget Strategy and Outlook 2024-25

•	additional funding to temporarily double the First Home Owner Grant from $15,000 to $30,000 for eligible transactions entered into between 20 November and 30 June 2025

•

lower Australian Government Financial Assistance Grants to local councils in 2023–24 with the Australian Government making the 2023–24 Financial Assistance Grants payments in the 2022–23 financial year.

In 2024–25, the increase in grants is partly offset by one-off grants in 2023–24 to PNFC entities for the transfer of Rookwood Weir water infrastructure and grant funding to support completion of the Fitzroy to Gladstone water pipeline.

Grants expenses are expected to decline from 2025–26 as some funding boosts conclude and the substantial DRFA program of work for the 2022 to 2024 disaster events draws closer to completion.

5.4	Operating expenses by purpose

Chart 5.3 indicates the proportion of expenditure by major purpose classification for the 2024–25 Budget. Health accounts for the largest share of expenses (29.5 per cent) followed by Education (23.4 per cent).

Chart 5.3	General Government Sector expenses by purpose, 2024–25

Budget Strategy and Outlook 2024-25

6	Balance sheet and cash flows

Features

•	The increase in revenue is providing the capacity to support the delivery of expanded cost-of-living relief measures to Queensland households and businesses in 2024–25.

•	For 2023–24, General Government Sector (GGS) net debt is forecast to be $12.223 billion, which is $3.967 billion lower than expected at the time of the 2023–24 Budget.

•

From 2025–26 GGS net debt increases across the remainder of the forward estimates in support of the capital program, however the growth in net debt is expected to slow as the capital program moderates from the peak expected in 2025–26.

•

The projected net debt to revenue ratio for 2023–24 has fallen materially over recent budgets. The projected ratio for the 2023–24 financial year has fallen from 77 per cent in the 2020–21 Budget to an estimated actual of 14 per cent in the 2024–25 Budget. This reflects prudent management of an extraordinary revenue uplift, particularly in 2021–22 and 2022–23, which was driven by higher royalties. These revenue windfalls have been used to substantially lower borrowing requirements in the near term, providing the capacity to then fund an expanded infrastructure program over time.

•

Queensland’s 2024–25 estimated net debt to revenue ratio of 31 per cent is slightly improved from previous forecasts and compares very favourably to its peers at 88 per cent for New South Wales (2023–24 Half-yearly Review) and 163 per cent for Victoria (2024–25 Budget).

•

The Non-financial Public Sector (NFPS) capital program over the 4 years to 2027–28 totals $107.262 billion. The profile of the capital program over the forward estimates includes public infrastructure investment in projects associated with the Queensland Energy and Jobs Plan (QEJP), Homes For Queenslanders, new investment in the Direct Sunshine Coast Rail Line, delivering the health capacity expansion, providing critical water infrastructure and preparing for the Brisbane 2032 Olympic and Paralympic Games.

•

The NFPS capital program for the period 2024–25 to 2027–28 comprises $94.900 billion of purchases of non-financial assets (PNFA), $11.037 billion of capital grant expenses and acquisitions of non-financial assets under finance leases and similar arrangements of $1.325 billion.

•

The net worth of the state has increased in 2023–24 by over $44 billion compared to the 2023–24 Budget estimates. The increase is due to the increase in the value of non-financial assets and investments, including in other public sector entities.

Budget Strategy and Outlook 2024-25

6.1	Overview

The balance sheet shows the projected assets, liabilities and net worth of the General Government Sector as at 30 June each year. A resilient balance sheet provides the government with the capacity to respond to immediate financial and economic events, such as those brought about by cost-of-living pressures, natural disasters, and previously the COVID-19 pandemic.

A strong balance sheet provides the government with capacity to:

•	prioritise elevated cost-of-living support when the community most needs it

•	boosting health, housing and community safety measures in response to strong demand

•	support delivery of a transformational capital program.

The cash flow statement shows the expected cash flows of the General Government Sector during each financial year of the forward estimates. While the operating statement is reported in accrual terms — that is, when revenues and expenses are recognised — the cash flow statement is reported in cash terms — that is, when revenues are received, and payments are made.

6.2	Balance sheet

Table 6.1 summarises the key balance sheet aggregates for the General Government Sector.

Table 6.1	General Government Sector – summary of budgeted balance sheet[1]

	2023–24 Budget $ million	2023–24 Est. Act. $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Financial assets	84,347	88,677	91,386	95,551	98,902	103,158
Non-financial assets	304,312	343,262	355,190	367,897	380,195	390,113
Total assets	388,659	431,939	446,575	463,447	479,097	493,271
Borrowings	65,479	61,958	77,118	91,507	103,221	111,383
Advances	1,734	2,752	1,662	1,251	1,419	1,812
Superannuation liability	20,827	19,646	19,478	18,447	17,301	16,064
Other provisions and liabilities	29,845	32,699	32,744	33,070	32,868	33,420
Total liabilities	117,886	117,054	131,002	144,275	154,808	162,679
Net worth	270,774	314,884	315,573	319,172	324,289	330,591
Net financial worth	(33,538)	(28,377)	(39,617)	(48,724)	(55,906)	(59,522)
Net financial liabilities	61,953	59,211	74,164	86,504	96,702	103,798
Net debt	16,190	12,223	27,407	40,552	52,076	59,831

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

6.2.1	Financial assets

The major categories of financial assets are investments, loans and placements and investments in other public sector entities. Investments, loans and placements incorporate investments held to meet future liabilities, including superannuation and insurance, as well as investments relating to the Queensland Future Fund (QFF) — Debt Retirement Fund (DRF), which have a positive impact on the state’s ratings metrics.

The General Government Sector holds the equity in the state’s public enterprises, principally the shareholding in government-owned corporations (GOCs) but also Public Financial Corporations like Queensland Treasury Corporation (QTC), in much the same manner as the parent or holding company in a group of companies.

Total financial assets of $88.677 billion are estimated for 2023–24, $4.33 billion higher than published in the 2023–24 Budget. Investments, loans and placements have increased by $1.489 billion since the 2023–24 Budget, predominantly due to strong returns of the State’s long term assets.

As the value of GOCs increases due to capital investment and revaluations, total financial assets are expected to increase by $2.708 billion to $91.386 billion by 30 June 2025.

Further increases in the value of public enterprises mean financial assets will continue to grow over the forward estimates and are projected to reach $103.158 billion by 30 June 2028.

Chart 6.1 shows forecast General Government Sector financial assets by category at 30 June 2025.

Budget Strategy and Outlook 2024-25

Chart 6.1	Forecast General Government Sector financial assets by category, at 30 June 2025

6.2.2	Non-financial assets

General Government Sector non-financial assets are estimated to be $343.262 billion at 30 June 2024, $38.949 billion higher than expected in the 2023–24 Budget.

Non-financial assets in 2024–25 are expected to increase by a further $11.928 billion to be $355.19 billion at 30 June 2025.

Total non-financial assets at 30 June 2025 consist primarily of land and other fixed assets of $344.437 billion, the majority of which are roads, schools, hospitals and other infrastructure. Other non-financial assets of $10.752 billion held by the state include prepayments and deferred income tax assets relating to GOCs.

General Government Sector capital expenditure for 2024–25 is forecast to be $17.021 billion, which comprises $12.831 billion of PNFA and $4.189 billion of capital grant expenses. In addition, acquisitions of non-financial assets under finance leases and similar arrangements are forecast to be $692 million, bringing the General Government Sector capital program for 2024–25 to $17.713 billion.

Over the 4 years to 2027–28, General Government Sector capital expenditure is forecast to be $65.790 billion, which comprises $54.656 billion of PNFA and $11.133 billion of capital grants expenses. Acquisitions of non-financial assets under finance leases and similar arrangements are forecast to be $976 million, bringing the total General Government Sector capital program over the period to $66.766 billion.

Budget Strategy and Outlook 2024-25

Over the forward estimates, the government will invest in:

•

transformative transport infrastructure, including Direct Sunshine Coast Rail Line, the Coomera Connector, additional train rollingstock, Gold Coast Light Rail, M1 highway upgrades and Cross River Rail

•	delivery of new social housing including projects under Homes for Queenslanders

•	construction of new schools, including a new public school at Gracemere

•	critical infrastructure upgrades and construction, including the Woodford and Cairns Youth Detention Centres and hospitals

•	venue infrastructure for the Brisbane 2032 Olympic and Paralympic Games.

The finance leases and similar arrangements are mainly in relation to Public Private Partnerships (PPPs). PPPs total $976 million over the period 2024–25 to 2027–28 and includes the Tunnel, Stations and Development components of Cross River Rail and construction of Gold Coast Light Rail Stage 3.

Over the 4 years to 2027–28, the capital program for the Public Non-financial Corporations sector is forecast to be $40.624 billion. This is $6.897 billion more than the 2023–24 Budget capital program for this sector, mainly due to further renewable energy infrastructure with the roll-out of the Queensland Energy and Jobs Plan, which will transform Queensland’s energy system over the next 10 to 15 years to deliver clean, reliable and affordable power.

Queensland’s publicly owned energy businesses are investing in new wind, solar, storage and transmission infrastructure. This includes large-scale, long duration pumped hydro, investment in CopperString 2032 connecting the North West Minerals Province to the national electricity grid, and a strong pipeline of renewable energy and storage projects.

The current estimate of the state’s total capital program over the 4 years to 2027–28 is $107.262 billion. The PNFA by the NFPS over this period are forecast to be $94.900 billion. With capital grant expenses of $11.037 billion, this brings total capital expenditure to $105.937 billion. In addition to this, acquisitions of non-financial assets under finance leases and similar arrangements of $1.325 billion bring the total capital program over the period to $107.262 billion.

Chart 6.2 shows the capital program is expected to peak in 2025–26 before moderating across the remaining outyears.

This moderation reflects several factors, but essentially, there is a greater degree of flexibility with medium term capital scheduling given the spending profile of significant programs such as the QEJP, the Hospital Capacity Expansion Program and the completion of large projects such as the Cross River Rail.

Budget Strategy and Outlook 2024-25

Chart 6.2	Non-financial Public Sector Annual Capital Program

6.2.3	Liabilities

General Government Sector

Total General Government Sector liabilities are estimated to be $117.054 billion at 30 June 2024 of which the largest component is borrowings at $61.958 billion. Borrowing at 30 June 2024 is $3.521 billion lower than the 2023–24 Budget estimate and $1.415 billion lower than estimated at the 2023–24 Budget Update.

By 2024–25 borrowing is marginally higher at $277 million than the estimate at 2023–24 Budget Update even after incorporating elevated, but temporary, cost-of-living support. The increase in the 4-year capital program means the government’s debt profile has shifted up since the 2023–24 Budget Update. General Government borrowings are now expected to reach $103.2 billion in 2026–27, which is $6.5 billion higher than the 2023–24 Budget Update. However, as the peak in capital spending in 2025–26 passes, the debt burden trajectory reduces.

Over the forward estimates the annual call on new borrowing to fund the state’s capital program declines as operating cash flows improve. By 2027–28 operating cash flows are expected to fund 64 per cent of net purchase of non-financial assets in spite of provisioning an additional $2 billion in operating expenses and $150 million in 2026–27.

By 30 June 2028 borrowing is expected to be $111.383 billion.

The defined benefit superannuation liability is projected to be $19.646 billion at 30 June 2024, $1.181 billion lower than expected in the 2023–24 Budget. This is predominantly due to a change in actuarial assumptions. By 30 June 2025 the superannuation liability is projected to be $19.478 billion and is expected to continue to decline over the forward estimates as bond rates

Budget Strategy and Outlook 2024-25

continue to recover, and members of the defined benefit fund retire. The fund has been closed to new entrants since 2008.

The composition of the General Government Sector’s forecast liabilities at 30 June 2025 is illustrated in Chart 6.3.

Chart 6.3	Forecast General Government Sector liabilities by category, as at 30 June 2025

Non-financial Public Sector borrowing

The NFPS is a consolidation of the General Government and PNFC sectors, with transactions between these sectors eliminated.

PNFC debt is primarily held by GOCs and is supported by income-generating assets including key pieces of economic infrastructure.

NFPS borrowing is expected to be $108.569 billion by 30 June 2024, $2.069 billion lower than the 2023–24 Budget.

By 30 June 2028 NFPS borrowing is expected to be $171.987 billion.

Budget Strategy and Outlook 2024-25

6.2.4	Net debt

Net debt is the sum of borrowing and advances received, less the sum of cash and deposits, advances paid, and investments, loans and placements.

Net debt excludes certain assets and liabilities, such as superannuation and insurance liabilities. However, it still indicates the soundness of the government’s fiscal position, as high levels of net debt will require servicing through interest payments and limit flexibility to adjust expenditure.

Net debt for the General Government Sector in 2023–24 is estimated to be $12.223 billion, $3.967 billion lower than expected in the 2023–24 Budget. The lower net debt is predominantly due to lower borrowing requirements from improved net cash flows from operating activities and better than expected returns on the State’s long term assets.

The net debt to revenue ratio for the GGS in 2024–25 is forecast to be 31.1 per cent, an improvement compared to the ratio of 34.2 per cent in the 2023–24 Budget.

Queensland’s 2024–25 estimated net debt to revenue ratio of 31 per cent compares favourably to its peers at 88 per cent for New South Wales (2023–24 Half-yearly Review) and 163 per cent for Victoria (2024–25 Budget).

6.2.5	Net financial liabilities

Net financial liabilities are total liabilities, less financial assets other than equity instruments in other public sector entities. This measure is broader than net debt as it includes other significant liabilities rather than just borrowings (e.g. accrued employee liabilities such as superannuation and long service leave entitlements).

The net financial liabilities of the General Government Sector for 2023–24 are estimated to be $59.211 billion and are estimated to increase by $14.953 billion by 30 June 2025. This increase is commensurate with the expected increase in borrowings to invest in infrastructure to deliver economic growth and better services for Queenslanders.

6.2.6	Net worth

The net worth, or equity, of the state is the amount by which the state’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector entities.

Changes in the state’s net worth occur for several reasons including:

•	operating surpluses (deficits) that increase (decrease) the government’s equity

•	revaluation of assets and liabilities as required by accounting standards

•	movements in the net worth of the state’s investments in the PNFC and Public Financial Corporations sectors

•	gains or losses on disposal of assets – where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

Budget Strategy and Outlook 2024-25

General Government Sector net worth was $303.973 billion at 30 June 2023. It is expected to increase to $314.884 billion in 2023–24.

Net worth has increased in 2023–24 with the increases in the value of non-financial assets and investments, including in other public sector entities.

The net worth of the NFPS is projected to steadily grow over the forward estimates to be $330.591 billion by 2027–28.

6.3	Cash flows

The cash flow statement provides the cash surplus (deficit) measure, which comprises the net cash flows from operating activities plus the net cash flows from investments in non-financial assets (or physical capital).

The General Government Sector cash deficit for 2023–24 is estimated to be $7.153 billion, which is $143 million higher than the deficit forecast at the time of the 2023–24 Budget. This followed a surplus of $10.167 billion in 2022–23.

A cash deficit of $11.076 billion is forecast for 2024–25, reducing to an estimated deficit of $4.565 billion in 2027–28.

Net cash flows from investments in financial assets for policy purposes include net cash flows from disposal or return of equity, net equity injections into GOCs and concessional loans and advances. Cash flows from the injection of equity into the PNFC and Public Financial Corporations sector are the primary driver of net outflows of $10.767 billion over the period from 2024–25 to 2027–28. These equity injections will largely support the QEJP and GOC infrastructure projects.

Net cash flows from investments in financial assets for liquidity purposes represent net investment in financial assets to, for example, cover liabilities such as superannuation and insurance, as well as deposits and withdrawals to or from the redraw facility with QTC and other specific investments.

Total General Government Sector PNFA of $12.831 billion are budgeted for 2024–25. Over the period from 2024–25 to 2027–28, General Government Sector PNFA are expected to total $54.656 billion as Queensland invests substantially in economic growth, health, housing, education, roads and rail infrastructure to provide better services and prepare for the Brisbane 2032 Olympic and Paralympic Games.

Budget Strategy and Outlook 2024-25

7	Intergovernmental financial relations

Features

•

The federal financial relations framework recognises that coordinated action and clear lines of responsibility for funding and service delivery are crucial for maximising economic and social outcomes and to strategically position the nation for the future.

•

One of the Australian Government’s functions under this framework is to provide funding to states to deliver essential services and infrastructure, representing approximately 45 per cent of all Queensland’s General Government revenue in 2024–25.

•	It is estimated the Australian Government will provide the Queensland Government with $39.811 billion in 2024–25 ($622 million more than in 2023–24), comprising:

•	$19.923 billion[1] in payments for specific purposes ($699 million more than 2023–24)

•	$1.364 billion in other Australian Government grants, including payments direct to Queensland Government agencies for Australian Government own-purpose expenditure ($857 million more than 2023–24)

•	$18.525 billion in payments for general purposes ($934 million less than 2023–24). Further detail is provided in Chapter 4.

•	Payments for specific purposes to Queensland in 2024–25 include:

•	$7.070 billion for National Health Reform funding

•	$6.980 billion for Quality Schools funding[2]

•

$5.067 billion for National Partnership payments (including the Infrastructure Investment Program, Disaster Recovery Funding Arrangements (DRFA), National Energy Bill Relief, the South East Queensland City Deal and the Brisbane 2032 Olympic and Paralympic Games)

•	$450 million for National Skills Agreement funding

•	$355 million for National Agreement on Social Housing and Homelessness funding.

•

The Queensland Government provides considerable assistance to local governments, recognising the important services they provide to the community, and will provide a total of $3.550 billion to local governments in 2024–25.

7.1	Federal financial arrangements

The Australian Government has greater capacity to raise revenue than is required to meet its service delivery responsibilities. Conversely, states and territories’ (states) ability to raise revenue is less than required to meet their service delivery and infrastructure responsibilities. This vertical

[1]	Total payments for specific purposes may not add due to rounding.
[2]	Quality Schools funding includes payments for government schools (exclusive of GST) and non-government schools (inclusive of GST).

Budget Strategy and Outlook 2024-25

fiscal imbalance (VFI) is addressed through a system of intergovernmental payments from the Australian Government to the states.

In 2022–23 the Australian Government collected 71.3 per cent of government revenue nationally, while states collected 23.3 per cent, with local governments responsible for the balance (5.4 per cent). Chart 7.1 illustrates the revenue and expense disparity between the different levels of government.

Chart 7.1	Own-source revenue and expenses by levels of government, 2022–23[1,2]

Notes:

1.	Revenue calculated as total revenue minus grant revenue.
2.	Expenses calculated as total expenses minus grant expenses.

Source: ABS Government Finance Statistics.

To address VFI, the Australian Government makes 2 types of payments:

•	general revenue assistance payments (largely GST revenue) which can be used by states for any purpose (‘untied’ funding)

•	payments for specific purposes (‘tied’ funding) such as:

•

payments for National Health Reform, the National Skills Agreement, the National Agreement on Social Housing and Homelessness and Quality Schools funding, which are a contribution toward states’ service delivery priorities

•	National Partnership (NP) payments, which represent funding to support the delivery of specific priorities, outputs, or projects and to facilitate or incentivise reforms.

Given the Australian Government’s significant revenue raising capability, states are heavily reliant on these intergovernmental transfers to provide essential services and infrastructure.

Budget Strategy and Outlook 2024-25

As part of the national governance arrangements, the Council on Federal Financial Relations — CFFR; chaired by the Australian Treasurer and comprising all state Treasurers — oversees national agreements and transfers between the Australian Government and states.

States have also formed the Board of Treasurers (the Board) to collaborate on common issues, advance national reform priorities from state perspectives, and promote united agenda setting in federal affairs. The Board is chaired by a state Treasurer on a rotational basis for a calendar year — Queensland was the Chair in 2023 and Western Australia is the Chair in 2024.

Key priority areas for CFFR and the Board in 2024 include health, housing, education, disability services, productivity and regulatory reform, and infrastructure. Part of Treasurers’ work on these priority areas includes overseeing negotiations of several major funding agreements that expire within the next 12 months (see Box 7.1).

This chapter largely focuses on the Australian Government’s payments for specific purposes (sections 7.2 to 7.4). Detail on GST revenue is provided in Chapter 4. Information on State–Local Government Relations is provided in section 7.5.

7.2	Australian Government funding to states and territories

In the 2024–25 Federal Budget Paper No.3: Federal Financial Relations, the Australian Government estimates it will provide funding of $185.931 billion in 2024–25 across all states, which is $9.859 billion (or 5.6 per cent) more than in 2023–24, comprising:

•	$93.7 billion in payments as shares of general revenue assistance (i.e. GST revenue) ($2.369 billion more than in 2023–24)

•	$91.519 billion in payments for specific purposes ($7.554 billion more than in 2023–24) including:

•	$30.156 billion in Quality Schools funding

•	$30.149 billion in National Health Reform funding

•	$2.432 billion in National Skills Agreement funding

•	$1.778 billion in National Agreement on Social Housing and Homelessness funding

•	$3 billion in National Energy Bill Relief funding

•	$24.004 billion in National Partnership payments.

•	$711.4 million in other payments to states, including:

•	$666.1 million for certain royalty payments to Western Australia

•	$45.4 million for municipal services to the Australian Capital Territory.

Australian Government payments for specific purposes may not fully fund all underlying programs. Most require states to provide matching financial or in-kind contributions. This reduces budget flexibility for states, particularly in cases where programs are not Queensland Government priorities or where the Australian Government dictates specific conditions related to the funding.

Budget Strategy and Outlook 2024-25

Box 7.1	Major funding agreements expiring in the next 12 months

The Queensland Government is committed to collaborating with the Australian Government to secure sustainable and long-term funding arrangements for major service delivery and infrastructure funding agreements expiring within the next 12 months.

These agreements include the National Health Reform Agreement, National School Reform Agreement, National Housing and Homelessness Agreement and Land Transport Infrastructure Projects Agreement.

Combined, these 4 agreements account for $16.691 billion (83.8 per cent) of the $19.923 billion Queensland will receive in 2024–25 in specific purpose funding from the Australian Government.

Housing

The National Housing and Homelessness Agreement (NHHA) – an agreement between the Australian and state and territory governments to improve access to secure and affordable housing and homelessness services – will expire on 30 June 2024.

On 31 May 2024, Queensland signed a new 5-year National Agreement on Social Housing and Homelessness (NASHH), commencing 1 July 2024. Under the agreement, the Australian Government will contribute funding to the effective operation of Australia’s social housing and homelessness services and help those people who are at risk or are experiencing homelessness.

Health

The 2020–25 Addendum to the National Health Reform Agreement (NHRA) – an agreement between the Australian and state and territory governments to improve health outcomes for all Australians and ensure a sustainable health system – will expire on 30 June 2025.

Through this agreement the Australian Government contributes funds to states and territories for public hospital services, including services delivered through emergency departments, hospitals, and community health settings.

On 6 December 2023, National Cabinet endorsed reforms to strengthen the health system including increasing the Australian Government’s NHRA contribution to 45 per cent over a 10-year glide path from 1 July 2025 to 30 June 2035, with an achievement of 42.5 per cent before 2030, as well as a more generous approach to the funding cap.

The Queensland Government is working with the Australian Government to embed these long-term and system-wide structural health reforms in the new NHRA to achieve a sustainable and efficient health system that will give Australians better access to health services they need, when they need it.

Budget Strategy and Outlook 2024-25

Education

The National School Reform Agreement (NSRA) – an agreement between the Australian and state and territory governments to lift student outcomes across Australian schools – will expire at the end of 2024.

As the majority funder and operator of government schools, the Queensland Government is working with the Australian Government to ensure a well-resourced school system that enables better learning and wellbeing outcomes for all Queensland school students.

Land transport infrastructure

The National Partnership Agreement on Land Transport Infrastructure Projects – an agreement between the Australian and state and territory governments to deliver nationally significant infrastructure projects – will expire on 30 June 2024.

The Queensland Government will continue to advocate for the state’s fair share of national infrastructure funding to ensure Queensland will not be worse off and that the Australian Government maintains its current level of funding for transport corridors that connect the state’s dispersed population centres.

7.3	Australian Government funding to Queensland

It is estimated the Australian Government will provide the Queensland Government with $39.811 billion in 2024–25 ($622 million more than in 2023–24).

Australian Government funding is estimated to account for 45 per cent of Queensland’s total General Government Sector revenue sources in 2024–25 (shown in Chart 7.2).

Budget Strategy and Outlook 2024-25

Chart 7.2	General Government Sector revenue sources, Queensland 2024–25[1,2]

Notes:

1.	Queensland own-source and other revenue figure includes taxation revenue, sales of goods and services, royalties and land rents.
2.	Queensland Treasury estimates. Other Australian Government grants include payments direct to Queensland Government agencies for Australian Government own-purpose expenditure.

Sources: 2024–25 Federal Budget Paper No. 3 and Queensland Treasury estimates.

Box 7.2	Foundational supports for people with disability

On 6 December 2023, National Cabinet agreed an initial response to the National Disability Insurance Scheme Review to secure the future of the NDIS and jointly develop and fund additional foundational supports for people with a disability. These were agreed alongside reforms to the National Health Reform Agreement (NHRA).

National Cabinet agreed funding for foundational supports would be split 50/50 by the Australian Government and states with costs to states capped and states and territories to be better off under the combined health and disability reforms.

National Cabinet tasked the Council on Federal Financial Relations (CFFR) to oversee the funding and costings for foundational supports and settle final funding details.

Queensland’s contribution is contingent on ongoing negotiation with the Australian Government on foundational supports and the finalisation of a new NHRA.

Budget Strategy and Outlook 2024-25

The Queensland Government is committed to working with the Australian Government to negotiate a deal that honours the National Cabinet agreement guaranteeing Queensland would be fiscally better off across both disability and health agreements and ensures Queenslanders with disability can access the right mix of support they need at the right time in a connected and inclusive way.

7.4	Payments to Queensland for specific purposes

In 2024–25, Queensland expects to receive $19.923 billion1 in payments for specific purposes, $699 million (3.6 per cent) more than in 2023–24.

Payments for specific purposes comprise funding for National Health Reform, Quality Schools, National Skills Agreement, National Agreement on Social Housing and Homelessness, and NP payments.

[1]	Queensland Treasury estimates.

Budget Strategy and Outlook 2024-25

Table 7.1	Estimated payments of Australian Government grants[1]

	2022–23 Actual $ million	2023–24 Est. Act. $ million	2024–25 Budget $ million
Payments for specific purposes
National Health Reform funding[2]	6,226	6,699	7,070
Quality Schools funding[3]	6,255	6,769	6,980
National Skills Agreement funding[4]	331	391	450
National Agreement on Social Housing and Homelessness funding[5]	344	355	355
National Partnership payments (incl. DRFA)	4,927	5,009	5,067
Total payments for specific purposes	18,083	19,223	19,923
Other Australian Government grants[6]	1,461	506	1,364
Total payments for specific purposes and other Australian Government grants	19,545	19,730	21,286

Notes:

1.	Numbers may not add due to rounding.
2.	Includes funding for the COVID-19 public health response of $188.707 million in 2022–23. The National Partnership on COVID-19 Response expired on 31 December 2022.
3.	Quality Schools funding includes payments for government schools (exclusive of GST) and non-government schools (inclusive of GST).
4.	The National Skills Agreement commenced on 1 January 2024, replacing the National Agreement on Skills and Workforce Development.
5.	The National Agreement on Social Housing and Homelessness will replace the National Housing and Homelessness Agreement from 1 July 2024.
6.

Includes direct Australian Government payments to Queensland agencies for Australian Government own-purpose expenditure (e.g. financial assistance to local governments and funding to Hospital and Health Services).

Sources: 2024–25 Federal Budget Paper No. 3 and Queensland Treasury estimates.

In 2024–25, National Health Reform funding, which accounts for 35.5 per cent of the total payments for specific purposes, is estimated to increase by $371 million (5.5 per cent) from 2023–24.

Queensland Government projections of National Health Reform funding differ from the projections contained in the 2024–25 Federal Budget as Australian Government projections represent cash payments made in the financial year (rather than the entitlement amount for the financial year) and include adjustments for services delivered in prior years. Actual National Health Reform payments vary from estimates provided in budget papers as they are based on actual public hospital activity delivered each year.

Quality Schools funding, which accounts for around 35 per cent of total payments for specific purposes, is estimated to increase by $212 million (3.1 per cent) to $6.980 billion in 2024–25.

Budget Strategy and Outlook 2024-25

The National Skills Agreement (NSA) commenced on 1 January 2024, replacing the National Agreement on Skills and Workforce Development (NASWD). Funding in 2023–24 reflects combined estimates for NASWD (1 July 2023 to 31 December 2023) and the NSA (1 January 2024 to 30 June 2024). NSA funding is estimated to increase by $59 million (15 per cent) to $450 million in 2024–25.

The National Agreement on Social Housing and Homelessness (NASHH) will replace the National Housing and Homelessness Agreement (NHHA) from 1 July 2024. NASHH funding in 2024–25 is $355 million, which is unchanged from 2023–24.

NP payments (including DRFA) account for 25.4 per cent of the total payments for specific purposes in 2024–25. It is estimated to increase by $58 million (1.2 per cent) from 2023–24 to 2024–25. A significant proportion of NP payments in 2024–25 is allocated to infrastructure, DRFA and other (refer to Chart 7.3).

Chart 7.3	National Partnership Payments by sector, 2024–25[1]

Note:

1.	Excludes Australian Government funding to local government and payments direct to Queensland Government agencies for Australian Government own-purpose expenditure.

Sources: 2024–25 Federal Budget Paper No. 3 and Queensland Treasury estimates.

The increase in NP payments in 2024–25 is mainly due to the Australian Government extending its Energy Bill Relief Fund, to provide $300 to all Queensland households and $325 to small businesses in 2024–25. Increases in NP payments are partly offset by the cessation of Australian Government funding under the DisabilityCare Australia Fund.

Other Australian Government grants include payments direct to Queensland Government agencies for Australian Government own-purpose expenditure.

Budget Strategy and Outlook 2024-25

In 2024–25, Queensland expects to receive $1.364 billion in other Australian Government grants, $857 million (169.2 per cent) more than in 2023–24. The significant increase is mainly due to the Australian Government’s bring forward of financial assistance to local governments from 2023–24 to 2022–23.

7.4.1	Projections of payments for specific purposes to Queensland

Across the forward estimates, total payments for specific purposes (including DRFA payments) are expected to increase modestly, with average growth of approximately 1.2 per cent between 2024–25 and 2027–28. If the impact of DRFA payments is removed, the average growth of total payments for specific purposes is expected to be 3.6 per cent between 2024–25 and 2027–28.

National Health Reform funding is expected to grow by an average of 6.5 per cent over the forward estimates. Under the NHRA, the Australian Government will fund 45 per cent of efficient growth in hospital activity subject to a national growth cap of 6.5 per cent per annum. Current estimates are based on this methodology.

Growth in Quality Schools funding for Queensland is expected to average 3.8 per cent between 2024–25 and 2027–28 in line with enrolment changes, increased funding per student and legislated Australian Government funding shares. Queensland is expecting to receive $10.768 billion for state schools and $18.796 billion (including GST) for non-government schools from 2024–25 to 2027–28.

DRFA payments of $3.796 billion are estimated from 2023–24 to 2026–27. These mainly reflect Australian Government funding for eligible expenditure under DRFA for Queensland disaster events in 2021–22, 2022–23 and 2023–24.

7.4.2	Expiring agreements

Under the Intergovernmental Agreement on Federal Financial Relations, the Australian Government provides time-limited funding to states through NP payments to support the delivery of specific projects, facilitate reforms or reward states that deliver on nominated reforms or service delivery improvements.

Over time, some NPs have been extended beyond their intended time-limited purpose. NPs were never intended, and are not considered the optimal way, to fund ongoing services to meet community needs.

Expiring NP agreements that support long standing and effective services or programs leave states with limited opportunities to appropriately manage consequences as final funding decisions are made through the Australian Government’s budget process.

Early indication from the Australian Government as to the continuation, lapse, or other treatment of funding for an expiring agreement is necessary to enable states to effectively manage their service delivery responsibilities.

Budget Strategy and Outlook 2024-25

There are 29 agreements1 expected to expire in 2023–24. At the 2024–25 Federal Budget, the Australian Government allocated funding beyond 2023–24 for 17 expiring agreements, including the following key agreements:

•	National Partnership Agreement on Land Transport Infrastructure Projects – a new 5-year agreement is currently under negotiation, with funding allocated over the forward estimates

•	Management of Torres Strait / Papua New Guinea cross-border health issues – funding extended to 2027–28

•	Mosquito control in the Torres Strait Protected Zone – funding extended to 2027–28

•	Addressing blood-borne viruses and sexually transmissible infections in the Torres Strait – funding extended to 2027–28

•	Specialist dementia care program – national funding allocated over 3 years from 2024–25 to continue the program, with state allocations yet to be finalised

•	Comprehensive palliative care in aged care program – funding extended to 2025–26

•	Hummingbird House – funding extended to 2024–25

•	Implementing water reform in the Murray-Darling Basin – national funding allocated to continue implementation of the Murray-Darling Basin Plan, with state allocations yet to be finalised

•	Great Artesian Basin Water Security Program – funding extended to 2027–28.

The 2024–25 Federal Budget did not allocate funding beyond 2023–24 for 4 expiring funding agreements:

•	DisabilityCare Australia Fund

•	Primary Care Pilots

•	Disaster Risk Reduction

•	Ehrlichia Canis Pilot Program.

A funding extension or renewal was not sought for the remaining 8 expiring agreements due to the short-term nature of the program or completion of the project. These include completion of the Cunnamulla Hot Springs and Warrego River Walk and the multi-use conveyor at Port of Bundaberg, one-off funding boost for the Student Wellbeing and BreastScreen Australia programs, and temporary funding for the Raine Island Recovery project.

7.5	State-local government financial relations

The Queensland Government allocates considerable funding in the 2024–25 Queensland Budget to support local governments across the state. This recognises the critical role local governments play in supporting their local communities.

In 2024–25, the Queensland Government will provide a total of $3.550 billion in grants to local governments.

[1]	Includes any expiring schedules to Federation Funding Agreements.

Budget Strategy and Outlook 2024-25

This includes recurrent and capital grants to local government authorities and Indigenous councils, as well as Australian Government grants paid through the state to local governments.

Grants to local governments are delivered through numerous Queensland Government departments and agencies for a variety of purposes, including through the programs discussed below.

A summary of Queensland Government grant programs that have been made exclusively available to local governments are listed in Table 7.2.

Table 7.2	Grant programs exclusively available to local governments

Program name	Description	Total funding (from 2015–16 to 2027–28)
Works for Queensland	Supports local governments in regional areas to undertake job creating maintenance and minor infrastructure works.	$1.1 billion

COVID-19 Works for Queensland	Supports all local governments to respond to and recover from the COVID-19 pandemic to deliver job creating new infrastructure, maintenance or minor works projects.	$200 million[1]

South East Queensland Community Stimulus Program	Supports South East Queensland local governments to fast-track investment in new infrastructure and community assets that create jobs and deliver economic stimulus to local communities.	$200 million

Unite and Recover Community Stimulus Package	Supports South East Queensland local governments to recover from the COVID-19 pandemic by fast-tracking investment in new infrastructure and community assets that create jobs and deliver economic stimulus to local communities.	$50 million[2]

Transport Infrastructure Development Scheme	Provides targeted investment in regional local government transport infrastructure.	$939.8 million[3]

Building our Regions	Provides funding for critical infrastructure in regional areas to support economic development, including generating jobs.	$418.3 million

Local Government Grants and Subsidies Program	Provides funding for priority infrastructure projects that will enhance sustainable and liveable communities.	$376.9 million[3]

Coastal Hazard Adaptation Program – QCoast2100	Assists coastal local governments to prepare plans and strategies for addressing the impact of climate change.	$20.2 million

Queensland Water Regional Alliances Program	Assists regional councils to collaborate and improve the efficiency and administration of water infrastructure.	$18 million

Notes:

1.	This program is a stimulus measure in response to the COVID-19 pandemic and expenditure will cease in 2024–25.
2.	This program has ceased in 2023–24.
3.	Funding is ongoing. Figure is based on current projections.

In addition to the above grant programs, the Queensland Reconstruction Authority (QRA) administers funding available under the Disaster Recovery Funding Arrangements, which is a

Budget Strategy and Outlook 2024-25

joint funding initiative of the Queensland and Australian Governments to provide disaster relief and recovery payments to help communities recover following the effects of natural disasters.

Under these arrangements, the Queensland Government administers significant funding to local governments (more than $1.214 billion expected in 2024–25), including to provide disaster relief and assist with reconstruction of local government infrastructure damaged during natural disasters. The amount of funding administered is dependent on the final number and value of claims submitted.

QRA also administers several resilience programs of the Queensland and Australian Governments to support disaster mitigation projects and build resilience to natural disasters. These programs include the Queensland Resilience and Risk Reduction Fund, the North Queensland Natural Disasters Mitigation Program, and the National Flood Mitigation Infrastructure Program.

The Queensland Government also understands there are added challenges and disadvantages faced by Indigenous councils to ensure their communities have access to essential services and critical infrastructure, including low populations, remoteness and dispersion. To help address these challenges, the Queensland Government has allocated substantial operating funding to specifically support Indigenous councils and their communities.

The 2024–25 Budget commits $25.8 million in 2024–25 and 2025–26 in addition to existing funding for the Indigenous Council Funding Program. The 2024–25 Budget also commits an additional $10 million over 2 years from 2024–25 to establish an entity to support Indigenous Councils.

A summary of grant programs that have been made available to Indigenous councils and their communities are listed in Table 7.3.

Budget Strategy and Outlook 2024-25

Table 7.3	Grant programs to support Indigenous councils and their communities

Program name	Description	Total funding (from 2015–16 to 2027–28)
Indigenous Council Funding Program	Assists Indigenous councils to address financial sustainability and capacity issues.	$306.7 million
Indigenous Councils Critical Infrastructure Program	Contributes to the cost of water, wastewater and solid waste infrastructure in Indigenous communities.	$120 million
Indigenous Economic Development Grant	Contributes funding towards service positions to support permanent jobs that deliver local government services.	$11.5[1] million
Major Infrastructure Program	Deliver environmental, health and other infrastructure upgrades within the Torres Strait Island Regional Council, Torres Shire Council and Northern Peninsula Area Regional Council areas.	$15 million
Revenue Replacement Program	Provided funding to assist Indigenous councils that have divested or surrendered profitable liquor licenses.	$28.2[1] million
State Government Financial Aid	A financial contribution (in lieu of rates) to meet the costs incurred by Indigenous councils in the provision of local government services.	$265.7[1] million
Indigenous Local Government Sustainability Program (2016–18)	Assisted Indigenous councils to increase their capacity, capability and sustainability.	$7.7 million

Note:

1.

These grant programs ceased at the end of the 2022–23 financial year and were replaced by the Indigenous Council Funding Program. The table reports Funding for the Indigenous Council Funding Program from the 2023–24 financial year to avoid double counting of the original ceased programs.

Budget Strategy and Outlook 2024-25

8	Public Non-financial Corporations Sector

Features

•	Entities in the Public Non-financial Corporations (PNFC) Sector provide essential services such as electricity supply and distribution, bulk water supply, rail, and port services.

•

The Queensland Government is committed to maintaining public ownership of its assets and expects businesses to operate commercially and efficiently, and to work towards continually improving services to Queenslanders.

•

The PNFC Sector is estimated to achieve earnings before interest and tax (EBIT) of $3.062 billion in 2024–25 and remain higher over the forward estimates. In 2024–25, PNFC Sector dividends are expected to be $1.048 billion, with cumulative dividends of $3.917 billion over the 4 years to 2027–28.

•

The 2024–25 Budget includes a landmark capital investment of around $26 billion over the 4 years to 2027–28 to deliver on the Queensland Energy and Jobs Plan (QEJP). The government’s publicly-owned energy businesses are leading Queensland’s energy transformation investing in new wind, solar, storage and transmission.

•

Government entities are progressing an investment pipeline of renewables, batteries, gas, pumped hydro energy storage and the transmission SuperGrid, including CopperString 2032 connecting the North West Minerals Province to the electricity grid.

•	Increased borrowings over the forward estimates primarily reflect capital requirements to deliver the QEJP, transform the rail network, and ensure water security across the state.

•

Key projects in the water sector in 2024–25 include construction of the Fitzroy to Gladstone and Toowoomba to Warwick pipelines, and dam improvement works across Paradise, Burdekin Falls, Somerset, Wivenhoe, North Pine and Lake Macdonald dams.

•

Major transport sector projects in 2024–25 include continued delivery of critical rail infrastructure to support the reconfiguration of the South East Queensland rail network, the expansion of the Cairns Marine Precinct, the Channel Capacity Upgrade at the Port of Townsville and the Northern Land Expansion Project at the Port of Gladstone.

•	The 2024–25 Budget delivers a record $2.965 billion in additional electricity support for Queensland households and small businesses facing cost-of-living pressures.

•

All Queensland households will automatically receive $1,300 off their electricity bills from July 2024, consisting of a $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate from the Australian Government. Vulnerable households will continue to receive the $372 Electricity Rebate for a total of $1,672 support in 2024–25.

•	Since 2018, all Queensland households will have received $2,425 in electricity bill rebates, including the $1,300 rebate in 2024–25.

•	Around 205,000 eligible small businesses will also receive $650 off electricity bills in 2024–25, co-funded by the Queensland and Australian Governments.

Budget Strategy and Outlook 2024-25

8.1	Context

Entities comprising the PNFC Sector provide vital services such as electricity supply and distribution, water supply, rail, and port services.

Queensland government-owned corporations (GOCs), declared by regulation under the Government Owned Corporations Act 1993 (GOC Act), comprise a large share of the PNFC Sector. The sector also comprises commercialised statutory entities, including Queensland Rail, Queensland Bulk Water Supply Authority (trading as Seqwater), local water boards, and other public corporations (such as Queensland Hydro and Stadiums Queensland).

GOCs are accountable for their financial performance and must operate commercially and efficiently. These requirements are legislated under the GOC Act, with similar provisions made in the enabling legislation of Queensland Rail and Seqwater.

Entities incur costs and bear commercial risks in the delivery of their services or products, and target a commercial rate of return from the sale of these services or products to sustain ongoing investment and performance. Returns from the PNFC Sector contribute to consolidated revenue and are used to pay for various government services, including investment into critical infrastructure delivered by PNFC Sector entities.

The government uses Community Service Obligation (CSO) payments to subsidise particular services, ensuring they can be offered to the community at prices lower than would otherwise be possible if full cost recovery and normal margins were applied.

An example is the CSO paid to Energy Queensland Limited (EQL) to provide electricity in regional Queensland at prices based on the costs of supply in South East Queensland, in accordance with the government’s Uniform Tariff Policy. This policy ensures that electricity prices for most customers in regional Queensland are much lower than would otherwise be the case.

The commercial nature of the PNFC Sector entities ensures debt is self-supporting and net worth continues to grow over the forward estimates.

The Queensland Government has a strong ongoing commitment to maintain public ownership of the entities in the PNFC Sector. Public ownership of electricity, port, rail and water infrastructure provides the Queensland Government with opportunities to support strategic investment in a growing economy and achieve better outcomes for all Queenslanders.

Budget Strategy and Outlook 2024-25

Box 8.1	Delivering for the regions

The new progressive coal royalty tiers announced in the 2022–23 Budget ensure that Queenslanders receive a fair return on their limited and valuable natural resource.

In the 2022–23 Budget Update, the government committed to utilise the uplift in royalty revenue to fund $4 billion in productivity enhancing investments across regional Queensland. This is supporting investments across energy, water and ports sectors which will underpin Queensland’s future economic prosperity.

In the 2023–24 Budget, the Queensland Government committed to an additional $6 billion in funding for the Borumba Pumped Hydro Energy Storage (PHES), bringing the government’s total equity commitment to $10 billion for regional PNFC Sector infrastructure projects directly funded by coal royalties.

These projects are continuing to progress and deliver benefits for the regions.

•

$1.06 billion towards CopperString 2032, supporting the construction of a transmission line from Townsville to Mount Isa, connecting Queensland’s North West Minerals Province to the National Electricity Market. Construction is on track to begin later in 2024 with project completion in 2029.

•	$7 billion towards state-owned, large-scale, long-duration pumped hydro, including $6 billion for the Borumba PHES over the construction period and $1 billion for the Pioneer-Burdekin PHES.

•

$550 million supporting construction of the Fitzroy to Gladstone Pipeline, which commenced last year. The government has since committed a further $365 million to complete construction and operationalise the pipeline, improving long-term water security in the region.

•

$500 million for CleanCo to develop a 2.3-gigawatt (GW) portfolio of wind and solar projects in Central Queensland. In 2023–24, CleanCo announced the Moah Creek Wind Farm, to be publicly-owned and operated, is already being progressed through its development partnership with Central Queensland Power.

•

$440 million towards Sunwater’s Burdekin Falls Dam Raising and Improvement Project, improving and raising the dam by 2 metres to further support water security, bringing the total funding commitment on the project to $540 million. Sunwater will continue to progress design and environmental approvals in 2024–25.

•

$300 million to CS Energy towards 100 per cent public ownership of the $1.3 billion 285-megawatt (MW) Lotus Creek Wind Farm, with construction commencing mid-2024 and operations from 2027, supporting decarbonisation in Central Queensland.

•

$100 million for Gladstone Ports Corporation to progress the $116 million Northern Land Expansion Project. Approvals and design have progressed with construction to commence in late 2024. The project will provide additional land at the Port of Gladstone to assist the development of renewable energy and other industries.

•	$50 million for North Queensland Bulk Ports to replace the ageing Bowen Wharf. Investigations and a community-led design process have progressed throughout 2023–24.

Budget Strategy and Outlook 2024-25

Table 8.1	Key financial aggregates[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act. $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Revenue	16,270	15,746	16,527	16,963	17,630	18,395	19,693
Expenses	15,222	15,116	15,269	16,347	17,136	18,188	19,519
EBIT[2]	2,455	3,829	3,526	3,062	3,417	3,416	3,231
PNFA[3]	4,497	5,849	6,366	9,410	11,269	10,029	9,568
Assets	84,526	82,492	88,870	94,090	102,484	110,330	118,034
Borrowings	49,101	45,166	46,618	47,596	52,141	56,659	60,611

Notes:

1.	Numbers may not add due to rounding.
2.	EBIT (earnings before interest and tax) reflects the commercial nature of the sector. Net operating balance is reported in Chapter 9.
3.	PNFA: Purchases of non-financial assets.

8.1.1	Electricity networks

The government owns 2 electricity network businesses, Powerlink Queensland and EQL, which are responsible for transporting safe, reliable electricity to consumers across the state.

Revenues for the network businesses are largely derived from network services that are regulated by the Australian Energy Regulator (AER). The AER determines these revenues on a 5-yearly basis, based on the businesses’ proposals and its view of the reasonable benchmark efficient costs for a network business.

Powerlink

Powerlink owns, develops, operates, and maintains the electricity transmission network in Queensland. Its network spans approximately 1,700km from north of Cairns to the New South Wales border and comprises 15,345km of transmission lines and 147 substations.

Powerlink’s role in the electricity supply chain is to transmit high voltage electricity through its transmission grid to distribution networks. Powerlink also transmits electricity to high-usage industrial customers such as rail companies, mines, and mineral processing facilities, and to New South Wales via the Queensland/New South Wales interconnector transmission line.

Under the QEJP, Powerlink is delivering the Queensland SuperGrid, CopperString 2032, and Renewable Energy Zones. Powerlink will drive coordinated and efficient development of network infrastructure to connect new renewable energy generation and storage to the electricity grid.

Budget Strategy and Outlook 2024-25

Box 8.2	CopperString 2032

The Queensland Government is investing $5 billion in CopperString 2032 to connect Queensland’s North West Minerals Province to the National Electricity Market.

Powerlink is delivering CopperString 2032, to be Australia’s largest transmission project and one of the most significant investments in economic infrastructure ever seen in North Queensland. It will unlock one of Australia’s largest renewable energy zones and potentially more than $500 billion in new critical minerals in North Queensland. The project has the potential to support around 800 direct jobs over its construction period (to 2029), and thousands more in critical minerals mining and renewable energy industries.

In October 2023, the government announced a $1.3 billion Delivery Launch Package to progress the project, which is supporting early works and construction later in 2024, and including 100 project jobs, procurement of electrical equipment with long lead times, completion of all site investigations, detailed planning and design, and advancement of site infrastructure works, including camps and access works.

This work package is supported by the $1.06 billion equity allocated to CopperString 2032 in the 2023–24 Budget, made available from revenues from progressive coal royalties.

As part of project delivery, Powerlink is working to maximise local employment and procurement opportunities. Powerlink has developed tailored engagement programs with Traditional Owners and First Nations stakeholders to ensure opportunities for Indigenous-owned businesses in the delivery of CopperString 2032.

Energy Queensland Limited

EQL owns and operates the low-voltage distribution network that transmits electricity from Powerlink’s transmission network to households and businesses across Queensland. EQL has several operating subsidiary businesses, including Ergon Energy Network, Ergon Energy Retail, Energex and Yurika. EQL is Australia’s largest, wholly government-owned electricity business with more than 8,700 employees across Queensland.

In regional Queensland, Ergon Energy Network and Ergon Energy Retail provide distribution network and customer retail services, respectively, while in South East Queensland, Energex provides distribution network services to customers.

Yurika provides a range of other service delivery functions including demand management services, large-scale connections, microgrid solutions, the provision of contestable metering services and telecommunications infrastructure.

EQL is delivering a significant capital works program to maintain a safe and reliable network and support Queensland’s energy transformation. Across Queensland, EQL is also connecting network batteries to store extra energy generated from household solar and increase electricity supply during peak periods and installing electric vehicle charging stations.

Budget Strategy and Outlook 2024-25

8.1.2	Electricity generation

Queensland has 3 electricity generation GOCs – CleanCo, CS Energy and Stanwell. Public ownership of generation assets positions Queensland to transform the state’s energy system and deliver the government’s decarbonisation objectives – 50 per cent renewables by 2030, 70 per cent by 2032, and 80 per cent by 2035 – and reach net zero emissions by 2050.

CleanCo

CleanCo owns and operates a portfolio of low and no emissions generation assets, and has offtake agreements with wind and solar farms in the Western Downs, Far North Queensland, and Wide Bay – Burnett region.

CleanCo is continuing to grow its renewable energy and storage portfolio, including to build, own and operate the 250 MW Swanbank Battery and working with partners to develop a publicly-owned and operated renewable energy portfolio of up to 2.3 GW in Central Queensland. By delivering clean and reliable energy, CleanCo is supporting the sustainable energy goals of major commercial customers, including BHP, Coles, Wesfarmers, and Frucor Suntory.

CS Energy

CS Energy is a major supplier of electricity across Queensland, with an energy portfolio of around 3,500 MW, including the wholly-owned Callide B and Kogan Creek Power Stations and a 50 per cent interest in the Callide C Power Station. CS Energy is party to the Gladstone Interconnection and Power Pooling Agreement, and trades output of the Gladstone Power Station that exceeds the electricity requirements of the Boyne Island Aluminium Smelter.

CS Energy is investing in new renewable energy, storage, gas and hydrogen. The Greenbank Battery, Brigalow Hydrogen-ready Gas Peaking Plant, Boulder Creek and Lotus Creek Wind Farms in Central Queensland, and Kogan Renewable Hydrogen Project are all being supported through the Queensland Renewable Energy and Hydrogen Jobs Fund.

CS Energy provides retail services to large commercial and industrial customers across Queensland, and has a 50/50 joint venture with Alinta Energy to supply electricity to residential and small business customers in South East Queensland.

Stanwell

Stanwell is a major supplier of electricity across Queensland, with an energy portfolio of around 3,300 MW from its 3 coal-fired power stations in Queensland. Stanwell also sells electricity directly to large commercial and industrial customers in Queensland and interstate.

Stanwell is advancing a pipeline of new energy projects across Queensland, focusing on renewable generation, storage and hydrogen. Stanwell has offtake agreements with several renewable projects, including the Mount Hopeful and Clarke Creek Wind Farms in Central Queensland, and Blue Grass Solar Farm and MacIntyre Wind Farms in Southern Queensland.

Budget Strategy and Outlook 2024-25

Stanwell is continuing progress on Tarong West Wind Farm, Wambo Wind Farm Stages 1 and 2 (in partnership with Cubico Sustainable Investments), and the Front End Engineering Design Study of the Central Queensland Hydrogen Project near Gladstone (alongside its consortium of international partners).

Box 8.3	Queensland Energy and Jobs Plan

The Queensland Energy and Jobs Plan (QEJP) charts an infrastructure investment pathway to 2035, including 2 large-scale pumped hydro projects in regional Queensland, 22 GW of new renewable energy generation and major new transmission lines across the state which will form Queensland’s SuperGrid.

Queensland’s publicly-owned energy GOCs are leading the state’s energy transformation by building, owning, and operating new renewable energy and storage, and partnering with the private sector to deliver clean and reliable energy to customers across the state.

Through direct equity or offtake agreements, our energy GOCs are cornerstone investors supporting around 5 GW of new generation and 1.15 GW of large-scale battery storage in Queensland by 2027–28, while they continue to pursue substantial further opportunities across the state. This includes CleanCo’s 2.3 GW wind and solar development portfolio in Central Queensland.

Building on the momentum of the last budget, the 2024–25 Budget includes a landmark capital investment of around $26 billion over the 4 years to 2027–28 to support the QEJP, including:

•	$16.5 billion for renewable energy and storage projects

•	$8.5 billion for transmission infrastructure, including CopperString 2032, SuperGrid and renewable energy zone transmission works

•	$500 million for distribution network storage, including EQL’s Local Network Battery Plan and Local Renewable Energy Zone Pilot Projects

•	$192 million for Powerlink to develop Transmission and Training Hubs in Townsville and Gladstone.

These projects are being funded by a mix of coal royalties set aside in the 2023–24 Budget, the $4.5 billion Queensland Renewable Energy and Hydrogen Jobs Fund, and GOC borrowings.

During the energy transformation, the government is ensuring energy workers at existing publicly-owned coal fired power stations and associated coal mines have access to new jobs and training or financial assistance through the $150 million Job Security Guarantee Fund. This framework will complement the conversion of publicly-owned power station sites into clean energy hubs by 2035.

Budget Strategy and Outlook 2024-25

8.1.3	Rail

Queensland Rail is an integrated, publicly-owned rail operator, responsible for delivery of passenger transport in South East Queensland, long distance passenger services in rural and regional Queensland, and third-party access to networks for freight transport across the state.

Rail services form a critical part of South East Queensland public transport system. The reduction of all public transport fares to 50 cents will support commuters, reduce road congestion and increase rail patronage.

The majority of services are delivered under a Rail Transport Services Contract (TSC) with the government, represented by the Department of Transport and Main Roads. The Rail TSC provides funding for rail infrastructure, Citytrain (South East Queensland passenger services) and Traveltrain (regional passenger services).

In 2024–25, Queensland Rail will continue to work with external partners and support delivery of significant new rail infrastructure to transform the Citytrain network, including the Cross River Rail project, new stations and accessibility upgrades, modern signalling equipment and additional train stabling capacity. These investments will increase rail service delivery for the state’s growing population and support local manufacturing supply chains and jobs in regional areas.

8.1.4	Ports

Queensland has a large network of ports along its coastline that are owned and run by GOCs.

These businesses — Gladstone Ports Corporation (GPC), North Queensland Bulk Ports Corporation (NQBP), Port of Townsville Limited (POTL) and Far North Queensland Ports Corporation Limited (trading as Ports North) — own and operate a range of assets from small facilities serving local communities to large, world class multi-user and multi-cargo ports, which have public and privately owned import and export facilities.

Queensland’s ports play an essential role in our supply chain networks by planning and delivering strategic projects which facilitate trade activity. Their ongoing efficient and responsible operation is critical to economic growth, job creation and sustainable development across the state.

Major port projects continuing throughout 2024–25 include:

•	commissioning of the new wider shipping channel to allow access for larger ships following completion of the $251 million Port of Townsville Channel Upgrade Project

•

GPC progressing the $116 million Northern Land Expansion Project involving the construction of a bund wall for a new reclamation area at Gladstone Port’s Northern Trade Precinct near Fisherman’s Landing, which supports the release of additional land at the port to assist the development of renewable energy and other industries

•

expansion of the Cairns Marine Precinct with the development of a Common User Facility. The facility will include a 5,000 tonne shiplift, 3 hardstand areas, 2 blast and paint sheds and wet berth capacity to cater for vessels up to 120 metres in length. The Queensland Government has committed $180 million towards the project with the Australian Government co-contributing a further $180 million.

Budget Strategy and Outlook 2024-25

8.1.5	Water

The 2 largest entities in the Queensland bulk water supply industry are the Queensland Bulk Water Supply Authority (trading as Seqwater) and Sunwater Limited (Sunwater). Other water entities in the PNFC Sector include the Gladstone Area Water Board and Mount Isa Water Board.

Seqwater is primarily responsible for supplying safe, secure and reliable bulk drinking water for over 3 million people across South East Queensland. Its assets and operations are spread across a large geographic area from the New South Wales border to the base of the Toowoomba ranges and as far north as Gympie. In the future, the network will connect further west to Warwick via delivery of the Toowoomba to Warwick Pipeline.

Seqwater also provides essential flood mitigation services, manages 7 water supply schemes which provide irrigation services and provides a range of community recreation facilities.

Sunwater is the government’s major bulk water supply business for regions outside of South East Queensland. It supplies untreated bulk water to approximately 5,000 customers across the industrial, mining, urban and irrigation customer segments. Sunwater oversees an extensive regional asset base, owning and managing water infrastructure assets with a replacement value of around $14 billion.

In 2024–25, the Queensland Government is delivering increased water security, fortifying the flood resilience of water infrastructure and ensuring the ongoing safety and reliability of dams through state-owned water businesses. Major projects include:

•	construction of the $983 million Fitzroy to Gladstone Pipeline, enabling long term water security and economic opportunity in the Central Queensland region

•	delivery of the $273.1 million Toowoomba to Warwick Pipeline, part of a more than $300 million investment for water security in the Toowoomba and Southern Downs regions

•	planning and delivery works for improvements to Paradise, Burdekin Falls, Somerset, Wivenhoe, North Pine, Lake Macdonald, Awoonga and other dams, totalling $303.4 million in 2024–25.

8.1.6	Other

Queensland Hydro

Established as a publicly-owned entity in 2022, Queensland Hydro is tasked with the development, delivery, ownership, and operation of the large-scale, long-duration pumped hydro storage assets that will be the cornerstone of Queensland’s future energy system. These assets will be critical to Queensland’s energy transformation, supporting renewable energy and system security by absorbing excess renewable generation and dispatching it in peak demand periods.

In 2023–24, the government approved proceeding with the $14.2 billion, 2 GW, 24-hour Borumba PHES, subject to final approvals. The project is located south west of Gympie. In 2024–25, Queensland Hydro is investing $935.9 million to progress approvals, continue exploratory works and procure the main works for this project.

Budget Strategy and Outlook 2024-25

In 2023–24, the Queensland Government provisioned $1 billion of equity to support the assessment, feasibility and progress of the Pioneer-Burdekin Pumped Hydro Energy Storage project located west of Mackay. This work will continue in 2024–25 along with $38.5 million for early works. Staged construction is expected to commence in 2026–27 subject to a final investment decision.

8.2	Finances and performance

8.2.1	Earnings before interest and tax

Estimated total PNFC Sector EBIT of $3.526 billion for 2023–24 is $302 million lower than forecast at the 2023–24 Budget, primarily due to lower EBIT in the electricity generation sector. PNFC Sector EBIT is expected to increase from $3.062 billion in 2024–25 and remain higher over the remaining forward estimates.

The electricity network sector EBIT is estimated at $1.280 billion in 2024–25, and increasing to $1.811 billion by 2027–28, consistent with expected regulated revenue movements.

For the electricity generation sector, an estimated EBIT of $1.120 billion in 2023–24 is a material improvement on 2022–23, reflecting the value of hedging contracts as wholesale prices stabilise over time. Over the forward estimates, higher depreciation charges associated with accelerating capital investment in new renewable energy and storage assets dampen EBIT performance; however, before depreciation, earnings remain steady or rise to 2027–28.

Rail sector EBIT is forecast to increase from 2024–25 and remain stable over the forward estimates, consistent with revenue growth from the TSC.

Port sector EBIT in 2023–24 largely aligns with the 2023–24 Budget and is forecast to trend upwards over the forward estimates. This reflects the various long-term revenue contracts with customers and cost recoveries from the completion of revenue generating capital expansions.

Water sector EBIT is $428 million higher than estimated at the 2023–24 Budget mainly due to increased Queensland Government funding of $365 million to the Gladstone Area Water Board via capital grant, to complete construction of the Fitzroy to Gladstone Pipeline. Water sector EBIT is expected to decrease to $69 million in 2027–28 due to dam improvement costs.

Captured under ‘Other’, Queensland Hydro EBIT is forecast to be lower in 2023–24 than estimated at the 2023–24 Budget due to early works expenditure to progress the Pioneer-Burdekin PHES and Borumba PHES. Stadiums Queensland is the other major contributor here, and operates and maintains the state’s portfolio of major sporting stadiums and high performance and community venues. Over the forward estimates, earnings will be offset by expenses as venues continue to be updated and maintained to a contemporary standard to support ongoing events and activities as well as in the lead up to the Brisbane 2032 Olympic and Paralympic Games.

Budget Strategy and Outlook 2024-25

Table 8.2	Earnings before interest and tax[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act $ million	2024–25 Projection $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Electricity Networks	1,087	1,185	1,114	1,280	1,424	1,662	1,811
Electricity Generation	468	1,687	1,120	1,107	899	760	753
Rail	272	315	240	452	523	495	432
Ports	241	248	258	289	315	321	334
Water	413	548	977	221	358	346	69
Other[2]	(27)	(154)	(182)	(288)	(102)	(169)	(169)
Total PNFC sector	2,455	3,829	3,526	3,062	3,417	3,416	3,231

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

8.2.2	Borrowings

Entities in the PNFC Sector use debt financing as a source of funds for asset renewal and capital investments and to maintain an optimal capital structure. Borrowings also include derivative liabilities associated with hedging activities undertaken by GOCs.

PNFC Sector entities are required to take a prudent and sound approach to debt management, including the establishment of borrowing arrangements which are appropriate to the business risk of the organisation. These arrangements consider the proposed capital expenditure program, together with the implications of borrowings on key financial and performance related indicators.

PNFC Sector entity asset values are a relevant factor in considering PNFC Sector borrowings, with PNFC Sector entities borrowing around 51 per cent of their asset values in 2024–25 (on average). Over the forward estimates, for the PNFC Sector as a whole, the ratio of borrowings to assets stays relatively constant to 2027–28.

Total PNFC Sector borrowing for 2023–24 is estimated at $46.618 billion, slightly above what was estimated at the 2023–24 Budget due to higher capital programs.

Electricity network and generation sector borrowings increase materially over the forward estimates in line with capital expenditure, particularly for connections and construction of renewable energy projects as part of the QEJP.

Borrowings in the water sector are largely attributable to Seqwater. Its borrowings result from the large investment in water infrastructure in response to the Millennium Drought and the associated price path. Forecast borrowings reduce across the forward estimates in line with debt repayment.

Ports borrowings have contributed to the funding of major capital works in the sector and are forecast to be stable at around $950 million over the forward estimates.

Rail sector borrowings are expected to increase over the forward estimates to support a large program of capital works for network reconfiguration and Cross River Rail.

Budget Strategy and Outlook 2024-25

Within the ‘Other’ section, Queensland Hydro borrowings for 2023–24 are forecast to be lower than estimated at the 2023–24 Budget, however they increase over the forward estimates to support early works and construction activities for the Borumba PHES.

Table 8.3	Borrowings and total assets[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act $ million	2024–25 Projection $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Electricity Networks	24,904	26,498	25,983	26,733	28,763	30,630	33,075
Electricity Generation	8,703	3,225	5,273	4,306	5,407	6,325	5,972
Rail	4,551	4,652	4,936	5,753	6,157	6,316	6,179
Ports	1,084	1,049	1,086	1,043	959	946	936
Water	9,657	9,472	9,145	8,767	8,435	8,208	8,073
Other[2]	203	271	196	993	2,419	4,234	6,377
Total PNFC sector	49,101	45,166	46,618	47,596	52,141	56,659	60,611
Total Assets	84,526	82,492	88,870	94,090	102,484	110,330	118,034

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

8.2.3	Returns to government

PNFC Sector entities provide returns to government through dividends and tax equivalent payments.

Dividends

Dividends generated by the PNFC Sector form part of consolidated revenue used to fund a range of government services, including investment in critical infrastructure delivered by PNFC Sector entities. The GOC Act provides for the payment of dividends, with the dividend policies of GOCs determined by government. Each year, GOC boards make a dividend recommendation for government consideration.

PNFC Sector dividends are estimated at $1.021 billion in 2023–24 (which is $177 million higher than forecast at the 2023–24 Budget), with cumulative dividends of $3.917 billion over the 4 years to 2027–28.

Electricity network sector dividends for 2023–24 are slightly lower than forecast at the 2023–24 Budget. Dividend movements over the forward estimates align with assumed regulated revenue recovery and capital expenditure of network businesses, noting Powerlink’s next 5-year regulatory period commences from 2027–28.

In the electricity generation sector, dividends for 2023–24 are expected to be above the 2023–24 Budget, in accordance with approved dividend policies. Over the forward estimates, dividends moderate in line with earnings.

Budget Strategy and Outlook 2024-25

Rail dividends for 2023–24 are expected to broadly align with the 2023–24 Budget, increasing to 2025–26 but decreasing towards the end of the forward estimates, associated with major investments in the rail sector.

The ports sector is expected to provide reliable dividends over the forward estimates, rising from $139 million in 2023–24 to $186 million in 2027–28, with movements in line with earnings. Ports North will retain its 2023–24 dividend, estimated at $5.1 million, to support the Cairns tourism sector including Carins Marlin Marina fee relief during 2024.

In the water sector, dividends for 2023–24 are expected to be above the 2023–24 Budget due to a slightly higher-than-expected dividend from Sunwater. Dividends are expected to increase over the forward estimates in line with forecast profit.

Table 8.4	Dividends[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act $ million	2024–25 Projection $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Electricity Networks	132	93	61	39	41	99	237
Electricity Generation	—	463	665	520	441	349	140
Rail	150	146	132	221	254	188	90
Ports	165	138	139	162	177	182	186
Water	51	4	25	106	130	162	192
Total PNFC sector	498	844	1,021	1,048	1,044	980	845

Note:

1.	Numbers may not add due to rounding.

Tax equivalent payments

Tax equivalent payments (TEPs) are paid by the PNFC Sector entities to recognise the benefits derived because they are not liable to pay Australian Government tax. The primary objective of the payment is to promote competitive neutrality through a uniform application of income tax laws between government-owned businesses and their private sector counterparts.

Total forecast PNFC Sector TEPs for 2023–24 are estimated to be $529 million, slightly higher than projected at the 2023–24 Budget. Over the forward estimates, a decline in TEPs to $355 million by 2027–28 is primarily due to the electricity generation sector experiencing a modest downward trend in earnings, coupled with interest costs on new borrowings to support capital investment in renewable energy projects.

Budget Strategy and Outlook 2024-25

Table 8.5	Tax Equivalent Payments[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act $ million	2024–25 Projection $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Electricity Networks	24	64	31	15	18	43	101
Electricity Generation	167	261	285	241	192	170	74
Rail	72	102	46	155	152	118	70
Ports	71	68	80	90	98	99	103
Water	10	2	86	1	3	7	7
Other[2]	1	0	0	0	1	1	1
Total PNFC sector	345	498	529	503	463	438	355

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations

Competitive neutrality fees

Competitive neutrality policy requires that public sector businesses, including GOCs, should not have a competitive advantage (or disadvantage) over the private sector solely due to their government ownership. An application of this policy is the competitive neutrality fee (CNF).

The CNF is applied to a GOC’s cost of debt to neutralise any costs of funds advantage by way of government ownership on the basis of GOCs’ ability to borrow funds at a lower rate than private sector competitors, given the government’s credit strength.

In general, changes in CNF payments reflect movements in borrowing amounts, interest rate spreads and the entity’s stand-alone credit rating. CNF payments by the PNFC Sector are expected to increase over the forward estimates in line with increased borrowing.

Table 8.6	Competitive neutrality fee payments[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act $ million	2024–25 Projection $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Electricity Networks	156	148	157	157	174	187	203
Electricity Generation	30	22	25	24	32	38	69
Rail	27	25	29	30	40	51	61
Ports	8	8	8	8	9	9	9
Water	4	6	7	5	6	10	10
Total PNFC sector	225	209	225	225	261	295	352

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

8.2.4	Community service obligation and rail transport services contract payments

For public policy reasons, the government can direct GOCs to perform activities that are not in their commercial interests. In these situations, the government can compensate the GOC through the payment of a CSO for the cost of delivering the uncommercial part of the good or service.

In line with the Queensland Government’s Uniform Tariff Policy, a CSO payment is provided to EQL to compensate its retail subsidiary, Ergon Energy, for the higher cost of operating in regional Queensland. This subsidy is provided to ensure Queenslanders, regardless of their geographic location, pay a similar price for their electricity.

Seqwater and Sunwater also own and operate water supply schemes, where irrigation prices for some schemes are set below the level necessary to recover the costs of supply. The government provides a CSO to offset the reduced revenue and to ensure irrigation prices gradually transition towards cost recovery.

Prior to 2025–26, a substantial amount of Water CSO payments are due to the government’s rural irrigation water price discount for Sunwater and Seqwater customers which has been extended to 2024–25. There is no CSO forecast in 2026–27 or 2027–28 because irrigation prices have not yet been set for 2025–26 and beyond.

Similarly, TSC payments are made to Queensland Rail to deliver rail passenger services at non-commercial (subsidised) prices for commuter and tourism markets.

Total PNFC Sector CSO and TSC payments for 2023–24 are expected to be $2.916 billion, in line with the 2023–24 Budget forecast. Over the forward estimates, CSO and TSC payments are expected to increase to $3.474 billion by 2027–28.

This trend is largely driven by TSC payments, reflecting a range of adjustments for growth, maintenance and safety of the rail network. This includes delivery of significant capital projects, upgrades to existing assets, and operational activities associated with the South East Queensland network and Cross River Rail.

Table 8.7	Community service obligation payments and transport services contracts[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act $ million	2024–25 Projection $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Electricity Networks	621	537	599	605	618	644	684
Rail	2,082	2,306	2,291	2,662	2,790	2,790	2,790
Water	23	23	26	28	7	—	—
Total PNFC sector	2,726	2,866	2,916	3,295	3,415	3,434	3,474

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

8.2.5	Equity movements

Corporations may apply different target capital structures to optimise value and support business operations. Equity movements account for changes in contributed equity and special dividends. The Queensland Government provides new equity to support Queensland’s publicly-owned businesses invest in critical new infrastructure projects across the state.

In 2023–24, total PNFC Sector net equity contributions are expected to be $2.984 billion, compared to $1.960 billion forecast at the 2023–24 Budget, due to timing of equity allocations from the Queensland Renewable Energy and Hydrogen Jobs Fund for new energy projects, as well as to fund construction of the Fitzroy to Gladstone Pipeline (Gladstone Area Water Board) and asset transfers from Cross River Rail to Queensland Rail.

Over the forward estimates, in the electricity networks and generation sectors, equity adjustments reflect new investments in renewable energy, hydrogen and storage assets, as well as to maintain target gearing ratios.

In the rail sector, equity movements primarily relate to new investments in significant capital projects associated with reconfiguration of the rail network and Cross River Rail.

In the ports sector, equity movements reflect new funding for NQBP’s Bowen Wharf replacement, Ports North’s Cairns Marine Precinct Common User Facility, GPC’s Northern Land Expansion Project at the Port of Gladstone, and pass through of funding under existing agreements with the Australian Government, such as the Bundaberg Port conveyor under the Hinkler Regional Deal.

In the water sector, equity movements reflect government commitments to Sunwater’s Paradise Dam Improvement Project and Burdekin Falls Dam Raising and Improvement Project, Seqwater’s Toowoomba to Warwick Pipeline, and Gladstone Area Water Board’s Fitzroy to Gladstone Pipeline.

Captured under ‘Other’, Queensland Hydro equity contributions are higher than the 2023–24 Budget estimates due to early works expenditure required to support a final investment decision on the Pioneer-Burdekin PHES, the voluntary acquisition of land and the carry-forward to 2023–24 of previously-committed funding for the Borumba and Pioneer-Burdekin projects.

Equity over the forward estimates will allow continued progress of the Borumba project and includes the Queensland Government’s equity commitment of $1 billion towards Pioneer-Burdekin, which is subject to a final investment decision.

This category also includes the transfer of state-owned Olympic venues to Stadiums Queensland.

Budget Strategy and Outlook 2024-25

Table 8.8	Equity movements[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Act $ million	2024–25 Projection $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Electricity Networks	(91)	372	447	795	250	915	509
Electricity Generation	783	682	1,205	1,808	928	—	—
Rail	35		202	168	225	25	—
Ports	38	82	121	57	133	142	74
Water	21	570	683	363	207	220	419
Other[2]	1	254	327	429	1,349	1,803	2,895
Total PNFC sector	787	1,960	2,984	3,618	3,092	3,105	3,896

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

Budget Strategy and Outlook 2024-25

9	Uniform Presentation Framework

9.1	Context

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) first agreed to at the Premiers’ conference in 1991.

The UPF has been reviewed a number of times, more significantly following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting. The standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements. The UPF was reviewed more recently in February 2019 following the 2015 update to the Australian GFS framework.

In addition, this chapter provides:

•	a time series for the General Government Sector using the revised UPF

•	details of General Government Sector grant revenue and expenses

•	details of General Government Sector dividend and income tax equivalent income

•	data on General Government Sector expenses and purchases of non-financial assets by function

•	details of taxation revenue collected by the General Government Sector

•	contingent liabilities

•	background information on the revised UPF and disclosure of differences arising from it, including the conceptual basis and sector definitions, along with a list of reporting entities.

9.2	Uniform Presentation Framework financial information

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on the harmonised basis for the General Government Sector, Public Non-financial Corporations (PNFC) Sector and Non-financial Public Sector.

Budgeted financial information for the Public Financial Corporations Sector is not required by the UPF.

Budget Strategy and Outlook 2024-25

Table 9.1	General Government Sector Operating Statement[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Revenue from Transactions
Taxation revenue	20,601	21,938	22,670	24,799	26,573	27,910	29,202
Grants revenue	38,335	39,643	39,550	40,278	40,686	42,462	46,101
Sales of goods and services	6,483	6,921	6,946	7,333	7,663	7,325	7,314
Interest income	3,226	3,206	3,532	3,501	3,370	3,422	3,498
Dividend and income tax equivalent income	1,007	1,521	1,720	1,771	1,705	1,629	1,429
Other revenue	20,160	8,850	14,640	10,425	8,719	7,923	7,788
Total Revenue from Transactions	89,810	82,079	89,059	88,107	88,717	90,670	95,332

Less Expenses from Transactions
Employee expenses	30,557	32,175	33,231	35,217	36,030	37,094	38,465
Superannuation expenses
Superannuation interest cost	776	721	787	758	676	638	596
Other superannuation expenses	3,756	4,188	3,929	4,108	4,254	4,353	4,545
Other operating expenses	20,014	22,969	26,612	25,153	23,002	22,180	22,951
Depreciation and amortisation	5,018	5,039	5,436	5,716	5,996	6,344	6,739
Other interest expenses	1,688	1,974	1,905	2,655	3,392	4,124	4,761
Grants expenses	14,072	17,195	16,595	17,131	15,881	15,050	15,248
Total Expenses from Transactions	75,880	84,261	88,495	90,738	89,232	89,783	93,305

Equals Net Operating Balance	13,930	(2,182)	564	(2,631)	(515)	887	2,027

Plus Other economic flows—included in operating result	198	(40)	1,549	85	(216)	(234)	(212)

Equals Operating Result	14,128	(2,222)	2,114	(2,547)	(731)	653	1,815

Plus Other economic flows—other movements in equity	40,221	3,785	8,798	3,235	4,330	4,463	4,488

Equals Comprehensive Result—Total Change In Net Worth	54,349	1,563	10,911	689	3,600	5,117	6,302

KEY FISCAL AGGREGATES

Net Operating Balance	13,930	(2,182)	564	(2,631)	(515)	887	2,027

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	9,899	9,347	11,061	12,831	14,485	14,577	12,763
Less Sales of non-financial assets	181	276	85	74	169	168	167
Less Depreciation	5,018	5,039	5,436	5,716	5,996	6,344	6,739
Plus Change in inventories	79	(35)	(3)	38	(32)	(23)	43
Plus Other movements in non-financial assets	1,058	538	744	1,079	743	186	181
Equals Total Net Acquisition of Non-financial Assets	5,838	4,534	6,281	8,159	9,032	8,228	6,081
Equals Fiscal Balance	8,092	(6,716)	(5,717)	(10,790)	(9,547)	(7,341)	(4,054)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

Table 9.2	Public Non-financial Corporations Sector Operating Statement[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Revenue from Transactions
Grants revenue	912	805	1,295	850	806	777	812
Sales of goods and services	14,735	13,664	14,324	15,377	16,398	17,226	18,515
Interest income	117	94	184	149	107	105	116
Other revenue	506	1,183	724	588	318	286	250
Total Revenue from Transactions	16,270	15,746	16,527	16,963	17,630	18,395	19,693

Less Expenses from Transactions
Employee expenses	2,532	2,692	2,921	3,241	3,367	3,451	3,560
Superannuation expenses
Superannuation interest cost	(17)	—	—	—	—	—	—
Other superannuation expenses	308	320	352	413	433	449	466
Other operating expenses	7,608	6,575	6,482	6,628	6,551	6,656	7,265
Depreciation and amortisation	2,720	3,195	3,082	3,395	3,718	4,199	4,514
Other interest expenses	1,675	1,807	1,871	2,135	2,578	2,971	3,334
Grants expenses	29	25	27	28	22	22	22
Other property expenses	369	502	534	507	468	442	359
Total Expenses from Transactions	15,222	15,116	15,269	16,347	17,136	18,188	19,519

Equals Net Operating Balance	1,048	630	1,258	616	494	207	174

Plus Other economic flows—included in operating result	(574)	691	(114)	(299)	(141)	(223)	(702)

Equals Operating Result	474	1,320	1,144	316	353	(16)	(528)

Plus Other economic flows—other movements in equity	3,316	2,378	4,637	3,398	2,879	3,032	4,009

Equals Comprehensive Result—Total Change In Net Worth	3,790	3,698	5,780	3,714	3,232	3,016	3,480

KEY FISCAL AGGREGATES

Net Operating Balance	1,048	630	1,258	616	494	207	174

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	4,497	5,849	6,366	9,410	11,269	10,029	9,568
Less Sales of non-financial assets	63	5	18	14	8	8	8
Less Depreciation	2,720	3,195	3,082	3,395	3,718	4,199	4,514
Plus Change in inventories	129	(37)	42	1	95	41	16
Plus Other movements in non-financial assets	108	795	661	102	83	393	85
Equals Total Net Acquisition of Non-financial Assets	1,952	3,408	3,968	6,103	7,722	6,255	5,147
Equals Fiscal Balance	(904)	(2,778)	(2,709)	(5,487)	(7,228)	(6,049)	(4,973)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

Table 9.3	Non-financial Public Sector Operating Statement[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Revenue from Transactions
Taxation revenue	20,189	21,553	22,245	24,345	26,073	27,367	28,593
Grants revenue	38,352	39,693	39,721	40,350	40,753	42,527	46,167
Sales of goods and services	18,161	17,557	17,772	19,010	20,182	21,267	22,703
Interest income	3,312	3,279	3,638	3,579	3,461	3,515	3,603
Dividend and income tax equivalent income	164	179	170	219	198	211	229
Other revenue	20,644	9,664	15,093	11,012	9,037	8,209	8,038
Total Revenue from Transactions	100,821	91,924	98,639	98,517	99,704	103,095	109,333

Less Expenses from Transactions
Employee expenses	32,925	34,711	35,969	38,247	39,176	40,316	41,787
Superannuation expenses
Superannuation interest cost	759	721	787	758	676	638	596
Other superannuation expenses	4,063	4,507	4,281	4,521	4,687	4,802	5,011
Other operating expenses	24,544	26,499	29,583	28,068	25,659	25,536	27,074
Depreciation and amortisation	7,737	8,234	8,518	9,111	9,714	10,542	11,253
Other interest expenses	3,107	3,551	3,474	4,496	5,693	6,789	7,733
Grants expenses	13,206	16,098	15,226	16,380	15,164	14,358	14,523
Total Expenses from Transactions	86,341	94,320	97,838	101,581	100,770	102,981	107,977

Equals Net Operating Balance	14,480	(2,397)	802	(3,064)	(1,066)	114	1,356

Plus Other economic flows—included in operating result	(466)	580	1,365	(215)	(356)	(456)	(915)

Equals Operating Result	14,014	(1,816)	2,167	(3,279)	(1,422)	(343)	441

Plus Other economic flows—other movements in equity	40,333	3,379	8,745	3,967	5,022	5,459	5,861

Equals Comprehensive Result—Total Change In Net Worth	54,347	1,563	10,911	689	3,600	5,117	6,302

KEY FISCAL AGGREGATES

Net Operating Balance	14,480	(2,397)	802	(3,064)	(1,066)	114	1,356

Less Net Acquisition of Non-financial Assets
Purchases of non-financial assets	14,300	15,231	17,482	22,241	25,767	24,561	22,331
Less Sales of non-financial assets	243	281	103	88	177	177	175
Less Depreciation	7,737	8,234	8,518	9,111	9,714	10,542	11,253
Plus Change in inventories	208	(72)	39	39	63	18	59
Plus Other movements in non-financial assets	1,167	1,333	1,404	1,181	827	578	266
Equals Total Net Acquisition of Non-financial Assets	7,694	7,977	10,304	14,261	16,766	14,439	11,228
Equals Fiscal Balance	6,786	(10,373)	(9,503)	(17,325)	(17,832)	(14,325)	(9,872)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

Table 9.4	General Government Sector Balance Sheet[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Assets
Financial Assets
Cash and deposits	2,357	846	1,107	1,289	1,601	1,614	1,570
Advances paid	1,239	1,540	1,253	1,331	1,404	1,413	1,371
Investments, loans and placements	49,426	48,638	50,127	48,753	49,200	49,537	50,423
Receivables	4,320	4,744	5,182	5,289	5,391	5,368	5,342
Equity
Investments in other public sector entities	24,414	28,415	30,834	34,548	37,780	40,796	44,276
Investments—other	175	165	175	175	175	175	175
Total Financial Assets	81,930	84,347	88,677	91,386	95,551	98,902	103,158

Non-financial Assets
Land and other fixed assets	322,812	296,744	333,058	344,437	356,826	368,783	378,311
Other non-financial assets	9,743	7,568	10,204	10,752	11,070	11,412	11,802
Total Non-financial Assets	332,554	304,312	343,262	355,190	367,897	380,195	390,113

Total Assets	414,484	388,659	431,939	446,575	463,447	479,097	493,271

Liabilities
Payables	5,921	5,328	5,651	5,596	5,723	5,762	5,906
Superannuation liability	20,913	20,827	19,646	19,478	18,447	17,301	16,064
Other employee benefits	10,419	10,028	10,067	10,680	11,131	11,020	11,562
Advances received	1,909	1,734	2,752	1,662	1,251	1,419	1,812
Borrowing[2]	53,726	65,479	61,958	77,118	91,507	103,221	111,383
Other liabilities	17,622	14,489	16,981	16,467	16,216	16,085	15,952
Total Liabilities	110,511	117,886	117,054	131,002	144,275	154,808	162,679

Net Worth	303,973	270,774	314,884	315,573	319,172	324,289	330,591

Net Financial Worth	(28,581)	(33,538)	(28,377)	(39,617)	(48,724)	(55,906)	(59,522)
Net Financial Liabilities	52,995	61,953	59,211	74,164	86,504	96,702	103,798
Net Debt	2,615	16,190	12,223	27,407	40,552	52,076	59,831
Notes:
1. Numbers may not add due to rounding. 2. Borrowing line comprised of:
Borrowing with QTC	46,166	57,494	54,100	68,902	84,301	96,176	104,641
Leases and other similar arrangements	7,519	7,892	7,819	8,177	7,166	7,006	6,703
Securities and derivatives	41	93	39	39	39	39	39

	53,726	65,479	61,958	77,118	91,507	103,221	111,383

Budget Strategy and Outlook 2024-25

Table 9.5	Public Non-financial Corporations Sector Balance Sheet[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Assets
Financial Assets
Cash and deposits	1,031	950	1,668	1,411	1,011	867	826
Advances paid	1,675	1,598	2,562	1,515	1,148	1,356	1,790
Investments, loans and placements	6,194	2,739	2,991	2,089	1,850	1,755	1,688
Receivables	2,742	2,419	2,603	2,926	3,081	3,204	3,309
Equity
Investments—other	—	66	—	—	—	—	—
Other financial assets
Total Financial Assets	11,642	7,772	9,824	7,941	7,089	7,181	7,613

Non-financial Assets
Land and other fixed assets	68,176	73,250	74,945	82,078	91,158	98,673	105,835
Other non-financial assets	4,707	1,470	4,102	4,071	4,236	4,476	4,586
Total Non-financial Assets	72,883	74,720	79,046	86,148	95,395	103,148	110,421

Total Assets	84,526	82,492	88,870	94,090	102,484	110,330	118,034

Liabilities
Payables	2,105	2,717	2,782	2,949	3,062	2,937	2,706
Superannuation liability	(354)	(400)	(354)	(354)	(354)	(354)	(354)
Other employee benefits	1,040	1,015	1,108	1,204	1,280	1,350	1,420
Deposits held	14	11	14	14	14	14	14
Advances received	25	3	3	3	2	1	—
Borrowing[2]	49,101	45,166	46,618	47,596	52,141	56,659	60,611
Other liabilities	11,185	8,596	11,510	11,776	12,204	12,571	13,006
Total Liabilities	63,117	57,109	61,681	63,187	68,349	73,178	77,402

Net Worth	21,409	25,383	27,190	30,903	34,136	37,151	40,632

Net Financial Worth	(51,474)	(49,338)	(51,857)	(55,245)	(61,259)	(65,997)	(69,790)
Net Debt	40,240	39,893	39,415	42,597	48,148	52,697	56,322
Notes:
1. Numbers may not add due to rounding. 2. Borrowing line comprised of:
Borrowing with QTC	43,276	42,963	44,234	46,358	51,239	55,539	59,548
Leases and other similar arrangements	367	653	627	589	525	768	705
Securities and derivatives	5,458	1,550	1,758	649	376	352	358

	49,101	45,166	46,618	47,596	52,141	56,659	60,611

Budget Strategy and Outlook 2024-25

Table 9.6	Non-financial Public Sector Balance Sheet[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Assets
Financial Assets
Cash and deposits	3,388	1,796	2,775	2,700	2,612	2,481	2,396
Advances paid	1,215	1,542	1,251	1,330	1,404	1,413	1,371
Investments, loans and placements	55,619	51,377	53,118	50,842	51,049	51,291	52,111
Receivables	6,256	5,760	6,216	6,629	6,840	7,013	7,204
Equity
Investments in other public sector entities	3,006	3,033	3,645	3,645	3,645	3,645	3,645
Investments—other	174	231	174	174	174	174	174
Other financial assets
Total Financial Assets	69,657	63,738	67,178	65,320	65,724	66,017	66,901

Non-financial Assets
Land and other fixed assets	390,987	369,993	408,002	426,514	447,984	467,455	484,146
Other non-financial assets	1,229	1,205	1,164	1,448	1,535	1,750	1,891
Total Non-financial Assets	392,216	371,198	409,166	427,962	449,519	469,205	486,037

Total Assets	461,873	434,937	476,344	493,282	515,243	535,222	552,938

Liabilities
Payables	7,275	6,699	6,920	7,016	7,213	7,201	7,225
Superannuation liability	20,559	20,427	19,292	19,123	18,093	16,947	15,710
Other employee benefits	11,460	11,044	11,176	11,885	12,411	12,370	12,982
Deposits held	14	11	14	14	14	14	14
Advances received	235	142	192	148	104	64	24
Borrowing[2]	102,821	110,638	108,569	124,707	143,640	159,873	171,987
Other liabilities	15,537	15,203	15,297	14,815	14,595	14,464	14,405
Total Liabilities	157,900	164,163	161,460	177,710	196,071	210,933	222,347

Net Worth	303,973	270,774	314,884	315,573	319,172	324,289	330,591

Net Financial Worth	(88,243)	(100,424)	(94,282)	(112,389)	(130,347)	(144,916)	(155,446)
Net Financial Liabilities	91,249	103,458	97,927	116,035	133,992	148,561	159,091
Net Debt	42,848	56,077	51,631	69,998	88,693	104,766	116,146
Notes:
1. Numbers may not add due to rounding. 2. Borrowing line comprised of:
Borrowing with QTC	89,442	100,457	98,334	115,260	135,540	151,714	164,188
Leases and other similar arrangements	7,887	8,545	8,446	8,766	7,691	7,774	7,408
Securities and derivatives	5,491	1,636	1,790	681	409	385	390

	102,821	110,638	108,569	124,707	143,640	159,873	171,987

Budget Strategy and Outlook 2024-25

Table 9.7	General Government Sector Cash Flow Statement[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Cash Receipts from Operating Activities
Taxes received	20,410	21,936	22,470	24,798	26,572	27,907	29,200
Grants and subsidies received	38,684	39,641	39,783	40,290	40,663	42,439	46,100
Sales of goods and services	6,886	7,196	7,451	7,520	7,910	7,704	7,715
Interest receipts	3,201	3,203	3,535	3,499	3,368	3,420	3,496
Dividends and income tax equivalents	922	1,080	792	1,584	1,771	1,682	1,535
Other receipts	22,502	9,790	17,313	12,842	11,192	10,588	10,383
Total Operating Receipts	92,604	82,846	91,344	90,532	91,476	93,739	98,429

Cash Payments for Operating Activities
Payments for employees	(34,232)	(37,332)	(39,040)	(40,342)	(41,311)	(43,113)	(44,074)
Payments for goods and services	(23,090)	(24,872)	(30,019)	(29,002)	(26,630)	(25,639)	(26,438)
Grants and subsidies	(13,777)	(16,689)	(16,651)	(17,005)	(15,825)	(15,004)	(15,202)
Interest paid	(1,616)	(1,892)	(1,811)	(2,501)	(3,246)	(4,012)	(4,684)
Other payments	(4)	—	—	—	—	—	—
Total Operating Payments	(72,719)	(80,786)	(87,521)	(88,850)	(87,012)	(87,768)	(90,398)

Net Cash Inflows from Operating Activities	19,885	2,060	3,823	1,682	4,464	5,971	8,031

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(9,899)	(9,347)	(11,061)	(12,831)	(14,485)	(14,577)	(12,763)
Sales of non-financial assets	181	276	85	74	169	168	167
Net Cash Flows from Investments in Non-financial Assets	(9,718)	(9,071)	(10,976)	(12,757)	(14,316)	(14,408)	(12,596)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(766)	(2,264)	(2,763)	(2,984)	(2,765)	(2,532)	(2,486)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(8,035)	4,657	6,162	1,394	(435)	(332)	(894)

Receipts from Financing Activities
Advances received (net)	598	(46)	843	(1,088)	(409)	170	395
Borrowing (net)	(1,318)	4,437	1,661	13,935	13,774	11,144	7,506
Net Cash Flows from Financing Activities	(719)	4,391	2,505	12,847	13,364	11,314	7,902

Net Increase/(Decrease) in Cash held	647	(226)	(1,249)	181	312	13	(44)

Net cash from operating activities	19,885	2,060	3,823	1,682	4,464	5,971	8,031
Net cash flows from investments in non-financial assets	(9,718)	(9,071)	(10,976)	(12,757)	(14,316)	(14,408)	(12,596)
Surplus/(Deficit)	10,167	(7,010)	(7,153)	(11,076)	(9,852)	(8,437)	(4,565)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	10,167	(7,010)	(7,153)	(11,076)	(9,852)	(8,437)	(4,565)
Acquisitions under finance leases and similar arrangements	(849)	(814)	(879)	(692)	(278)	(5)	(1)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	9,318	(7,824)	(8,033)	(11,768)	(10,129)	(8,442)	(4,566)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

Table 9.8	Public Non-financial Corporations Sector Cash Flow Statement[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	841	799	1,360	836	793	764	798
Sales of goods and services	17,092	15,616	16,287	16,860	18,333	19,261	20,795
Interest receipts	106	94	185	152	108	105	116
Other receipts	402	687	415	576	278	240	165
Total Operating Receipts	18,442	17,195	18,246	18,425	19,512	20,369	21,873

Cash Payments for Operating Activities
Payments for employees	(2,750)	(2,953)	(3,205)	(3,558)	(3,724)	(3,830)	(3,956)
Payments for goods and services	(9,727)	(8,331)	(8,662)	(8,516)	(8,617)	(8,616)	(9,301)
Grants and subsidies	(29)	(25)	(27)	(28)	(22)	(22)	(22)
Interest paid	(1,671)	(1,793)	(1,867)	(2,111)	(2,542)	(2,944)	(3,314)
Other payments	(1,149)	(976)	(646)	(633)	(645)	(627)	(638)
Total Operating Payments	(15,325)	(14,078)	(14,407)	(14,846)	(15,550)	(16,038)	(17,231)

Net Cash Inflows from Operating Activities	3,117	3,117	3,839	3,579	3,962	4,331	4,642

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(4,497)	(5,849)	(6,366)	(9,410)	(11,269)	(10,029)	(9,568)
Sales of non-financial assets	63	5	18	14	8	8	8
Net Cash Flows from Investments in Non-financial Assets	(4,434)	(5,844)	(6,348)	(9,395)	(11,261)	(10,021)	(9,560)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(711)	(80)	(886)	1,047	367	(208)	(434)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	463	10	41	9	34	19	(1)

Receipts from Financing Activities
Advances received (net)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Borrowing (net)	2,202	521	1,666	2,108	4,831	4,230	3,713
Dividends paid	(246)	(474)	(458)	(1,021)	(1,044)	(1,041)	(946)
Deposits received (net)	3	—	—	—	—	—	—
Other financing (net)	(523)	2,850	2,782	3,417	2,713	2,546	2,545
Net Cash Flows from Financing Activities	1,435	2,896	3,990	4,504	6,499	5,734	5,312

Net Increase/(Decrease) in Cash held	(131)	99	637	(256)	(400)	(145)	(41)

Net cash from operating activities	3,117	3,117	3,839	3,579	3,962	4,331	4,642
Net cash flows from investments in non-financial assets	(4,434)	(5,844)	(6,348)	(9,395)	(11,261)	(10,021)	(9,560)
Dividends paid	(246)	(474)	(458)	(1,021)	(1,044)	(1,041)	(946)
Surplus/(Deficit)	(1,563)	(3,201)	(2,966)	(6,837)	(8,344)	(6,730)	(5,863)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(1,563)	(3,201)	(2,966)	(6,837)	(8,344)	(6,730)	(5,863)
Acquisitions under finance leases and similar arrangements	(49)	(360)	(316)	(25)	(5)	(313)	(6)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,613)	(3,562)	(3,282)	(6,862)	(8,348)	(7,044)	(5,869)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

Table 9.9	Non-financial Public Sector Cash Flow Statement[1]

	2022–23 Outcome $ million	2023–24 Budget $ million	2023–24 Est. Actual $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million

Cash Receipts from Operating Activities
Taxes received	20,002	21,552	22,046	24,344	26,072	27,366	28,592
Grants and subsidies received	38,701	39,679	39,948	40,351	40,718	42,492	46,153
Sales of goods and services	20,825	19,401	19,867	20,269	21,944	23,265	24,945
Interest receipts	3,279	3,276	3,646	3,577	3,460	3,513	3,601
Dividends and income tax equivalents	101	169	162	186	214	202	217
Other receipts	22,843	10,511	17,784	13,418	11,484	10,782	10,548
Total Operating Receipts	105,752	94,588	103,453	102,145	103,891	107,620	114,056

Cash Payments for Operating Activities
Payments for employees	(36,818)	(40,129)	(42,063)	(43,688)	(44,814)	(46,714)	(47,792)
Payments for goods and services	(29,729)	(29,776)	(34,797)	(33,396)	(30,934)	(30,540)	(32,159)
Grants and subsidies	(12,984)	(15,955)	(15,485)	(16,256)	(15,110)	(14,314)	(14,481)
Interest paid	(3,036)	(3,455)	(3,380)	(4,315)	(5,511)	(6,650)	(7,637)
Other payments	(554)	(534)	(468)	(251)	(127)	(183)	(260)
Total Operating Payments	(83,120)	(89,849)	(96,193)	(97,906)	(96,496)	(98,402)	(102,329)

Net Cash Inflows from Operating Activities	22,631	4,738	7,260	4,240	7,395	9,217	11,727

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(14,300)	(15,231)	(17,482)	(22,241)	(25,767)	(24,561)	(22,331)
Sales of non-financial assets	243	281	103	88	177	177	175
Net Cash Flows from Investments in Non-financial Assets	(14,056)	(14,950)	(17,380)	(22,152)	(25,590)	(24,384)	(22,156)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	56	(314)	19	433	(53)	13	59

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(7,573)	4,667	6,204	1,404	(401)	(313)	(896)

Receipts from Financing Activities
Advances received (net)	(28)	(47)	(43)	(41)	(42)	(38)	(39)
Borrowing (net)	885	4,958	3,328	16,043	18,604	15,374	11,219
Deposits received (net)	3	—	—	—	—	—	—
Other financing (net)	(1,401)	820	—	—	—	—	—
Net Cash Flows from Financing Activities	(542)	5,731	3,285	16,002	18,562	15,336	11,181

Net Increase/(Decrease) in Cash held	516	(127)	(612)	(75)	(88)	(132)	(85)

Net cash from operating activities	22,631	4,738	7,260	4,240	7,395	9,217	11,727
Net cash flows from investments in non-financial assets	(14,056)	(14,950)	(17,380)	(22,152)	(25,590)	(24,384)	(22,156)
Surplus/(Deficit)	8,575	(10,211)	(10,120)	(17,913)	(18,195)	(15,167)	(10,429)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	8,575	(10,211)	(10,120)	(17,913)	(18,195)	(15,167)	(10,429)
Acquisitions under finance leases and similar arrangements	(899)	(1,174)	(1,195)	(717)	(282)	(319)	(7)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	7,676	(11,386)	(11,315)	(18,630)	(18,478)	(15,486)	(10,435)
Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

9.3	General Government Sector time series

Data presented in Table 9.10 provides a time series from 2011–12 to 2022–23 for the General Government Sector on the key fiscal aggregates used by the government to measure financial performance. These aggregates have been back cast (as far as possible) to comply with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

Budget Strategy and Outlook 2024-25

Table 9.10	General Government Sector Time Series[1]

	2011–12 Actual $ million	2012–13 Actual $ million	2013–14 Actual $ million	2014–15 Actual $ million	2015–16 Actual $ million	2016–17 Actual $ million	2017–18 Actual $ million	2018–19 Actual $ million	2019-20 Actual $ million	2020-21 Actual $ million	2021-22 Actual $ million	2022-23 Actual $ million
Revenue from Transactions
Taxation revenue	10,608	10,937	11,840	12,598	12,547	12,919	13,244	14,165	14,585	16,249	20,011	20,601
Grant revenue	22,652	18,322	21,740	23,583	23,740	27,384	27,966	28,307	27,645	33,013	34,135	38,335
Sales of goods and services	5,002	5,087	5,039	5,443	5,712	5,642	5,884	5,783	5,618	6,105	5,896	6,483
Interest income	2,485	2,644	2,460	2,470	2,543	2,351	2,389	2,191	2,088	1,948	2,643	3,226
Dividend and income tax equivalent income	1,112	1,351	1,975	2,554	2,661	2,675	2,920	2,784	1,926	1,329	790	1,007
Other revenue	3,942	3,415	3,650	3,322	3,577	5,223	5,685	6,598	5,915	4,147	10,710	20,160
Total Revenue	45,801	41,755	46,705	49,970	50,780	56,194	58,087	59,828	57,778	62,791	74,185	89,810
Expenses from Transactions
Employee expenses	18,250	18,130	17,816	18,592	20,045	21,258	22,681	24,019	25,662	26,385	28,068	30,557
Superannuation expenses
Superannuation interest costs	1,216	923	963	878	767	514	667	653	354	246	377	776
Other superannuation expenses	2,301	2,420	2,277	2,319	2,507	2,661	2,741	3,012	3,183	3,073	3,387	3,756
Other operating expenses	9,497	12,817	13,108	14,539	14,811	15,578	17,259	16,480	17,085	16,500	18,229	20,014
Depreciation and amortisation	2,777	2,902	3,060	3,137	2,921	3,068	3,326	3,451	4,033	4,170	4,506	5,018
Other interest expenses	1,659	1,940	2,200	2,328	2,220	1,722	1,614	1,581	1,486	1,619	1,508	1,688
Grant expenses	10,327	7,182	6,792	7,758	6,841	8,568	8,048	9,647	11,702	11,713	13,827	14,072
Total Expenses	46,028	46,312	46,217	49,551	50,112	53,369	56,337	58,843	63,505	63,706	69,902	75,880
Net Operating Balance	(226)	(4,558)	488	420	668	2,825	1,750	985	(5,728)	(915)	4,284	13,930
OTHER KEY AGGREGATES
Purchases of non-financial assets	7,971	7,001	6,323	4,635	4,044	4,620	5,126	5,764	6,306	6,682	7,878	9,899
Net acquisition of non-financial assets	5,241	3,389	3,087	992	1,164	2,265	2,337	3,192	3,436	3,942	4,356	5,838
Fiscal Balance	(5,467)	(7,947)	(2,599)	(572)	(497)	560	(587)	(2,207)	(9,164)	(4,857)	(72)	8,092
Cash Surplus/(Deficit)	(4,951)	(8,585)	(3,213)	(105)	866	1,448	337	302	(6,228)	(6,421)	2,816	10,167
Net Worth	170,745	172,963	166,492	171,933	188,099	194,988	195,038	200,861	195,646	209,464	249,590	303,973
Net Debt	(5,720)	2,399	5,208	5,749	653	(355)	(509)	(198)	14,036	11,344	10,997	2,615
Borrowing with QTC[2]	28,391	36,508	39,864	41,343	34,200	31,358	29,256	29,468	37,570	46,153	49,000	46,166
Leases and similar arrangements	637	734	882	1,126	1,370	1,503	2,142	2,612	6,485	7,703	7,671	7,519
Borrowing with QTC (NFPS)	60,205	67,116	70,668	73,256	71,160	69,107	66,964	67,576	76,464	85,901	90,851	89,442
Leases and similar arrangements (NFPS)	1,127	1,559	1,752	1,802	1,316	1,882	2,142	2,612	6,977	8,157	8,028	7,887

Notes:

1.	Numbers may not add due to rounding.

2.	Borrowing in 2013–14 includes bank overdraft of $1.434 billion.

Source: Report on State Finances for Queensland 2011–12 to 2022–23. (Numbers have been recast for changes to UPF presentation.)

Budget Strategy and Outlook 2024-25

9.4	Other General Government Sector Uniform Presentation Framework data

Data in the following tables is presented in accordance with the UPF.

9.4.1	Grants

Tables 9.11 and 9.12 provide details of General Government Sector current and capital grant revenue and expenses.

Table 9.11	General Government Sector grant revenue[1]

	2023-24 Est. Act. $ million	2024-25 Budget $ million
Current grant revenue
Current grants from the Commonwealth
General purpose grants	19,464	18,528
Specific purpose grants	11,807	12,653
Specific purpose grants for on-passing	4,331	5,093
Total current grants from the Commonwealth	35,602	36,273
Other contributions and grants	335	370
Total current grant revenue	35,937	36,643
Capital grant revenue
Capital grants from the Commonwealth
Specific purpose grants	3,585	3,535
Total capital grants from the Commonwealth	3,585	3,535
Other contributions and grants	28	100
Total capital grant revenue	3,612	3,635
Total grant revenue	39,550	40,278

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

Table 9.12	General Government Sector grant expenses[1]

	2023-24 Est. Act $ million	2024-25 Budget $ million
Current grant expense
Private and Not-for-profit sector	4,068	4,028
Private and Not-for-profit sector on-passing	4,357	4,497
Local Government	229	222
Local Government on-passing	26	650
Grants to other sectors of Government	3,094	3,089
Other	617	454
Total current grant expense	12,390	12,941
Capital grant expense
Private and Not-for-profit sector	1,265	1,189
Local Government	2,123	2,678
Grants to other sectors of Government	664	47
Other	152	275
Total capital grant expense	4,204	4,189
Total grant expense	16,595	17,131

Note:

1.	Numbers may not add due to rounding.

9.4.2	Dividend and income tax equivalent income

Tables 9.13 provides details of the source of dividend and income tax equivalent income in the General Government Sector.

Table 9.13	General Government Sector dividend and income tax equivalent income[1]

	2023-24 Est. Act. $ million	2024-25 Budget $ million
Dividend and Income Tax Equivalent income from PNFC sector	1,550	1,551
Dividend and Income Tax Equivalent income from PFC sector	170	219
Total Dividend and Income Tax Equivalent income	1,720	1,771

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

9.4.3	Expenses by function

Tables 9.14 provides details of General Government Sector expenses by function.

Table 9.14	General Government Sector expenses by function[1]

	2023-24 Budget $ million	2023-24 Est. Act. $ million	2024-25 Budget $ million	2025-26 Projection $ million	2026-27 Projection $ million	2027-28 Projection $ million
General public services	7,313	6,987	8,690	8,903	9,404	9,808
Public order and safety	7,621	7,611	8,426	8,278	8,414	8,650
Economic affairs	3,375	3,333	3,098	2,769	2,441	2,219
Environmental protection	1,008	986	1,137	989	985	1,168
Housing and community amenities	2,091	2,517	1,916	1,688	1,304	1,292
Health	24,260	25,704	26,739	26,730	27,442	28,833
Recreation, culture and religion	1,218	1,104	1,335	1,167	1,280	1,264
Education	19,805	20,410	21,275	21,369	21,956	23,026
Social protection	8,154	10,713	7,808	7,046	7,076	7,557
Transport	9,415	9,130	10,313	10,292	9,480	9,488
Total Expenses	84,261	88,495	90,738	89,232	89,783	93,305

Note:

1.	Numbers may not add due to rounding.

9.4.4	Purchases of non-financial assets by function

Tables 9.15 provides details of General Government Sector purchases of non-financial assets by function.

Table 9.15	General Government Sector purchases of non-financial assets by function[1]

	2023-24 Budget $ million	2023-24 Est. Act. $ million	2024-25 Budget $ million	2025-26 Projection $ million	2026-27 Projection $ million	2027-28 Projection $ million
General public services	243	279	403	360	273	87
Public order and safety	1,213	949	1,288	1,102	849	510
Economic affairs	131	49	130	122	70	50
Environmental protection	84	55	101	153	29	20
Housing and community amenities	415	437	430	548	807	991
Health	1,502	2,023	2,381	3,363	2,963	2,788
Recreation, culture and religion	186	241	227	393	593	1,331
Education	1,485	1,472	1,341	1,632	1,225	763
Social protection	129	140	111	131	69	54
Transport	3,959	5,416	6,420	6,681	7,698	6,170
Total Purchases	9,347	11,061	12,831	14,485	14,577	12,763

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

9.4.5	Taxes

Tables 9.16 provides details of taxation revenue collected by the General Government Sector.

Table 9.16	General Government Sector taxes[1]

	2023-24 Est. Act. $ million	2024-25 Budget $ million
Taxes on employers’ payroll and labour force	6,715	7,245
Taxes on property
Land taxes	2,032	2,499
Stamp duties on financial and capital transactions	5,605	6,793
Other	1,457	1,487
Taxes on the provision of goods and services
Taxes on gambling	2,048	2,141
Taxes on insurance	1,565	1,683
Taxes on use of goods and performance of activities
Motor vehicle taxes	3,248	2,951
Total Taxation Revenue	22,670	24,799

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2024-25

9.5	Contingent liabilities

Contingent liabilities represent items that are not included in the budget as significant uncertainty exists as to whether the government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the government’s financial position in the future.

The state’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2022–23 Report on State Finances – whole-of-government financial statements (note 43).

A summary of the state’s quantifiable contingent liabilities as at 30 June 2023 is provided in Table 9.17.

Table 9.17	Contingent liabilities[1]

2022–23 $ million
Nature of contingent liability
Guarantees and indemnities	12,747
Other	120
Total	12,867

9.6	Background and interpretation of Uniform Presentation Framework

As mentioned in the introduction to this chapter, the UPF was reviewed in 2007 following release of the accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This standard aims to harmonise GFS and GAAP with the objective of improving the clarity and transparency of government financial statements.

9.6.1	Accrual Government Finance Statistics Framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistics standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refers to a unit’s holding of assets and liabilities at a point in time, while flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about from mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction.

Budget Strategy and Outlook 2024-25

In GFS operating statements, other economic flows, being outside the control of government, are excluded and do not affect the net operating balance or fiscal balance.

9.6.2	Generally Accepted Accounting Principles

In addition to the GFS framework, public sector entities were previously required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the AASB.

9.6.3	Harmonisation under AASB 1049

This dual reporting regime caused confusion for financial report users and the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS and to issue an Australian accounting standard for a single set of government reports.

In the development of AASB 1049, the AASB adopted the following approaches:

•	adoption of GAAP definition, recognition and measurement principles in almost all cases

•

amended presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transaction and other economic flows classification system based on GFS

•	expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

9.6.4	Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Australian, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. The UPF continues to apply to financial statements produced by government in budget, mid-year budget updates and final budget outcome reports, whereas the accounting standard applies only to outcome reports.

Aligning the framework with the AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements of AASB 1049. Instead, the revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information to comply with AASB 1049.

9.7	Sector classification

GFS data is presented by institutional sector, distinguishing between the General Government Sector and the PNFC Sector.

Budget reporting focuses on the General Government Sector, which provides regulatory services, and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state

Budget Strategy and Outlook 2024-25

taxation). This service comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

The PNFC Sector comprises bodies that provide mainly market goods and services that are of non-regulatory and non-financial nature. PNFCs are financed through sales to customers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are largely distinguishable from the governments that own them. Examples of PNFCs include the energy entities and Queensland Rail.

Together, the General Government Sector and the PNFC Sector comprise the Non-financial Public Sector.

9.8	Reporting entities

The reporting entities included in the General Government and the PNFC sectors in these budget papers are included below:

9.8.1	General Government

Departments

Agriculture and Fisheries

Child Safety, Seniors and Disability Services

Education

Employment, Small Business and Training (renamed from Youth Justice, Employment, Small Business and Training)

Energy and Climate (renamed from Energy and Public Works)

Environment, Science and Innovation (renamed from Environment and Science)

Housing, Local Government, Planning and Public Works (renamed from Housing)

Justice and Attorney-General

Premier and Cabinet

Queensland Corrective Services

Queensland Fire Department (renamed from Queensland Fire and Emergency Services)

Queensland Health

Queensland Police Service

Queensland Treasury

Budget Strategy and Outlook 2024-25

Regional Development, Manufacturing and Water

Resources

State Development and Infrastructure (renamed from State Development, Infrastructure, Local Government and Planning)

Tourism and Sport (renamed from Tourism, Innovation and Sport)

Transport and Main Roads

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts

Youth Justice

Commercialised Business Units

CITEC

Economic Development Queensland

QBuild

QFleet

RoadTek

Shared Service Providers

Corporate Administration Agency

Queensland Shared Services

Budget Strategy and Outlook 2024-25

Other General Government entities

Board of the Queensland Museum

Crime and Corruption Commission

Cross River Rail Delivery Authority

Electoral Commission of Queensland

Gold Coast Waterways Authority

Health and Wellbeing Queensland

Hospital and Health Services

Cairns and Hinterland

Central Queensland

Central West

Children’s Health Queensland

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres and Cape

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Legislative Assembly

Library Board of Queensland

Motor Accident Insurance Commission

Nominal Defendant

Office of the Governor

Office of the Health Ombudsman

Office of the Queensland Integrity Commissioner

Prostitution Licensing Authority

Public Sector Commission

Queensland Art Gallery Board of Trustees

Queensland Audit Office

Queensland Building and Construction Commission

Queensland Curriculum and Assessment Authority

Queensland Family and Child Commission

Queensland Human Rights Commission

Queensland Mental Health Commission

Queensland Performing Arts Trust

Queensland Racing Integrity Commission

Queensland Reconstruction Authority

Queensland Rural and Industry Development Authority

Residential Tenancies Authority

South Bank Corporation

TAFE Queensland

The Council of the Queensland Institute of Medical Research

The Public Trustee of Queensland

Tourism and Events Queensland

Trade and Investment Queensland

Budget Strategy and Outlook 2024-25

9.8.2	Public Non-financial Corporations

Brisbane Organising Committee for the 2032 Olympic and Paralympic Games

CleanCo Queensland Ltd

CS Energy Limited

Energy Queensland Limited

Far North Queensland Ports Corporations Limited

Gladstone Area Water Board

Gladstone Ports Corporation Limited

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Powerlink Queensland

Queensland Bulk Water Supply Authority (Seqwater)

Queensland Hydro Pty Ltd

Queensland Rail

Queensland Treasury Holdings Pty Ltd

Stadiums Queensland

Stanwell Corporation Limited

Sunwater Limited

Budget Strategy and Outlook 2024-25

Appendix A:	Concessions statement

Substantial rebates, subsidies and discounts to address cost-of-living pressures for all Queenslanders and support small businesses

In the 2024–25 Queensland Budget, the government has committed to provide substantial support for Queenslanders in the context of the national cost-of-living challenge.

Building on the extensive program of existing concessions and subsidies, this year’s Budget delivers a record level of targeted and timely relief for households and small businesses. Inflationary pressures have been a significant challenge across the national and global economies in recent years, and Queensland has not been immune to these impacts. The rate of increase in prices has started to moderate but this follows 2 years of elevated price rises that are still impacting households through ongoing cost-of-living pressures. Queensland households, businesses and industry continue to face challenges including elevated interest rates, electricity costs and higher costs of goods and services.

While income support is the responsibility of the Australian Government, the Queensland Government provides a wide range of generous concessions, including subsidies, rebates and discounts across a variety of services and products, to assist households and small businesses across the state.

These concessions provide Queenslanders with cost-of-living support for essentials like electricity, transport, health, housing, education and training services.

The total value of all concessions provided to Queenslanders is estimated to be a record $11.218 billion in 2024–25, as highlighted in Chart A.1. This represents an increase of 31.1 per cent compared with estimated actual concessions of $8.555 billion in 2023–24, the largest increase in concessions spending on record.

The government is providing $3.739 billion1 in new and expanded measures in 2024–25 to support Queenslanders in tackling cost-of-living challenges.

This comprises electricity bill rebates, lower public transport fares and motor vehicle registration costs, additional support for first home buyers, an increase in value and access to FairPlay vouchers, school and community food relief program; and food, emergency, and financial relief measures for vulnerable cohorts.

The 2024–25 Budget delivers $2.965 billion for additional electricity bill support to households and small businesses, which is the most significant electricity bill support package announced by any state or territory.

As part of this package, all Queensland households will automatically receive $1,300 off their electricity bills in 2024–25. This consists of an upfront $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate paid in quarterly instalments from the Australian Government.

[1]	Some elements of the cost-of-living measures included in this figure are grants and support measures not defined as concessions for the purposes of this chapter.

Budget Strategy and Outlook 2024-25

Vulnerable households will continue to receive the $372 Queensland Electricity Rebate for a total of $1,672 support in 2024–25.

The government’s substantial cost-of-living relief measures will more than offset typical household electricity bill increases in 2024–25. In some cases, households will have zero bills or be in credit in 2024–25.

Including the $1,300 Cost of Living Rebate in 2024–25, the government will have provided all Queensland households with a total of $2,425 in electricity rebates since 2018.

Around 205,000 eligible Queensland small businesses will also receive $650 off electricity bills in 2024–25, co-funded by the Queensland and Australian Governments.

In addition to this, the government is providing substantial relief through significant cost-of-living measures that reduce transport costs:

•

$150 million in 2024–25 from lowering public transport fares to a flat fare of 50 cents per trip across the state from 5 August 2024 for 6 months. In addition to this initiative, the government is also providing half-price tickets on Airtrain services

•

$435 million from a 20 per cent reduction in vehicle registration costs for all light vehicles for a 12-month period, which is scheduled to start appearing on renewal notices sent to customers from 5 August 2024. It is estimated that $399 million of benefit from this measure will be realised in 2024–25 financial year, and the remaining $36 million in 2025–26.

Chart A.1	Total concessions value by year 1,2,3

Note:

1.

Due to the timing of the 2020–21 Budget, an actual figure was calculated for the total concessions value in 2019–20. Values for all other years are estimated actuals aside from 2024–25, which is the budgeted amount.

2.	The decrease from 2019–20 to 2020–21 reflects the gradual reduction of COVID-19 support measures, which ceased in 2023–24.
3.	Funding for the Queensland electricity rebates has been provided to retailers in 2023–24 so that rebates can be applied to household bills in 2024–25.

As highlighted above in Chart A.1, total government spending on concessions is expected to more than double between 2015–16 and 2024–25.

Budget Strategy and Outlook 2024-25

This represents an increase, on average, that exceeds inflation by 6.9 per cent per annum over that period, ensuring that the real value of concessions available to Queenslanders has grown materially over time.

Further detail regarding the Queensland Government’s cost-of-living measures that form part of this Budget can be found in Chapter 1.

Box A.1	Case studies – cost-of-living relief for all Queensland households

The majority of Queenslanders benefit from at least one Queensland Government concession and, in many cases, may benefit from multiple concessions each year.

The following examples highlight the broad range of support potentially available to various types of Queensland households and businesses.

Retired couple

A retired couple in their seventies, living in Palmview on the Sunshine Coast with no dependents, both with a Queensland Seniors Card and on the pension, could be eligible for a broad range of concessions in 2024–25 providing a total benefit of more than $4,100 including:

•	$1,300 Cost of Living Rebate on their electricity bill plus the existing $372 Queensland Electricity Rebate, bringing total support to $1,672

•	$120 South East Queensland water subsidy

•	$200 for council rates

•	$89 for reticulated natural gas

•	an average benefit of $830 each for general dental care under the Oral Health Scheme

•

$49 registration fee concession for their 4-cylinder vehicle registered on a pensioner concession, bringing registration fees down to $195 (including traffic improvement fee (TIF) but excluding compulsory third party (CTP) insurance). This reduction is in addition to the existing 50 per cent concession that pensioners receive on the registration fee component of their fees

•

when catching the bus to explore their community – shopping in Maroochydore, swimming at Mooloolaba and visiting the hospital – on average 3 times a week at a usual cost of $1.74 per trip, they will now save a combined $357 over 6 months due to the 50 cent flat fare on Translink public transport services across the state for 6 months.

Low-income family

A low-income family living in Robina on the Gold Coast with a Health Care Card and 3 children (aged 4, 13 and 16), could be eligible for a broad range of concessions in 2024–25 providing a total benefit of more than $9,150*, including:

•	$1,300 Cost of Living Rebate on their electricity bill plus the existing $372 Queensland Electricity Rebate, bringing total support to $1,672

•	$492 through the Textbook and Resource Allowance paid to the children’s school

Budget Strategy and Outlook 2024-25

•	15 hours of free kindergarten per week. On average, a family attending a sessional kindergarten for 15 hours per week that charges $48 per day will save $4,800 a year in fees

•	$85 registration fee concession for their private use 4-cylinder vehicle, bringing registration fees down to $339 (including TIF but excluding CTP)

•

if one parent commutes by train from Robina 4 days per week to a work in Bowen Hills at a usual cost of $11,46 per trip, the family could save $2,104 over 6 months due to the 50 cent flat fare on Translink public transport services across the state for 6 months.

* not all of the new and expanded cost-of-living measures included in the 2024–25 Budget are classified as concessions for the purpose of this Appendix A.

School-leaver

A low-income casual worker, living in Cairns who has just graduated from high school and has a Health Care Card could be eligible for a substantial range of concessions in 2024–25, providing a total benefit of more than $6,200 plus a loan of $1,600, comprising:

•	$1,300 Cost of Living Rebate on their electricity bill plus the existing $372 Queensland Electricity Rebate, bringing total support to $1,672

•	an interest-free and fee-free rental bond loan providing average support of $1,600

•	an average subsidy of $3,483 to undertake their first post-school Certificate III qualification

•	an average benefit of $830 for general dental care under the Oral Health Scheme

•	$85 registration fee concessions for a private use 4-cylinder vehicle, bringing registration fees down to $339 (including TIF but excluding CTP)

•

if studying at the local TAFE and catching the bus to campus 4 days a week, at a usual cost of $1.20 each way, they could save $134 over 6 months due to the 50 cent flat fare on Translink public transport across the state for 6 months.

Examples of other key concessions that individuals could be eligible for in 2024–25 include:

•

an average subsidy of $10,609 to pre-approved public and private registered training organisations to subsidise the cost of training and assessment for eligible Queensland apprentices and trainees, or complementary pathways through the User Choice program

•	an average subsidy of $4,116 to undertake a priority Certificate IV, diploma or advanced diploma qualification or industry endorsed skillset through the VET – Higher Level Skills Tuition Fee Subsidy

•

financial assistance for apprentices and trainees to cover the cost of travel incurred in attending off-the-job training at a registered training organisation through the Travel and Accommodation Subsidy

•	an average rental rebate of around $14,486 per annum for people living in social housing through the Government Managed Housing Rental Rebate.

Budget Strategy and Outlook 2024-25

Focus

The Concessions Statement highlights the cost and nature of concessions provided by the Queensland Government. It covers concessions that are direct budget outlays (e.g. fee subsidy payments) and concessions that are revenue foregone through fees and charges set at a lower rate than applies to the wider community and other businesses.

In the case of broader concessions, it also includes concessions related to the delivery of services to consumers at less than the full cost of service provision.

Section A.2 sets out the specific concessions provided by the Queensland Government, detailed by agency. Section A.3 sets out the concessions provided by government-owned corporations (GOCs) and is separated into concessions by GOC and concessional leases (industry, commercial and community) by GOC. Within each agency or GOC, concessions are listed in descending order of value.

Explanation of scope

For the purposes of this document, concessions include:

•

discounts, rebates and subsidies provided by the government that improve access to, and affordability of, a range of services for certain individuals, families or businesses based on eligibility criteria (e.g. relating to factors such as age, income, special needs, location or business characteristic)

•	concessions where all consumers, including businesses, of a particular good or service pay a price that is below the full cost of service provision, that is, no eligibility criteria is applied.

Both General Government and Public Non-financial Corporations (PNFC) Sector concessions are included in this statement. Where a payment is made from a General Government Sector agency to a PNFC entity for a concession arrangement, the expenditure is reported against the General Government Sector agency only to avoid double counting.

To be included in this statement, concessions must meet the minimum materiality threshold of estimated expenditure or revenue foregone of $50,000 in either the budget year or the year prior.

Varying methods have been used to estimate the cost of concessions, depending on the nature of the concessions, including:

•	direct budget outlay cost (e.g. direct subsidy or rebate payments or the government’s contribution in the case of items such as rental subsidies)

•	revenue foregone (e.g. concessional fees and charges)

•	cost of goods and services provided.

For the purposes of illustration, the document often uses averages to demonstrate the potential value of the concession to recipients. However, averages are not reflective of individual circumstances, meaning the actual dollar value of the concession to individual recipients may vary from person to person or business to business.

The Concessions Statement does not include tax expenditures (e.g. tax exemptions, reduced tax rates, tax rebates and deductions). Information on tax expenditures can be found in Appendix B.

Budget Strategy and Outlook 2024-25

A.1	Concessions summary

Table A.1.1	Concession by entity[1]

Concession by entity	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Agency
Department of Agriculture and Fisheries	27.0	32.2
Department of Child Safety, Seniors and Disability Services[2]	1,780.5	3,313.4
Department of Education	301.8	377.9
Department of Employment, Small Business and Training	575.2	613.0
Department of Energy and Climate	669.2	623.5
Department of Environment, Science and Innovation	2.1	2.1
Department of Housing, Local Government, Planning and Public Works	877.7	879.0
Department of Justice and Attorney-General	124.5	138.9
Department of Regional Development, Manufacturing and Water	33.3	28.9
Department of Resources	10.5	11.0
Department of State Development and Infrastructure	0.7	0.5
Department of Tourism and Sport	2.4	2.7
Department of Transport and Main Roads	3,679.6	4,693.4
Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts[3]	7.7	6.3
Queensland Fire Department	11.5	11.7
Queensland Health	325.5	350.3
Total Agency	8,429.2	11,084.8

Government-owned corporations
Energy Queensland Limited	21.7	23.4
Far North Queensland Ports Corporation Limited	2.0	2.0
Gladstone Ports Corporation Limited	39.3	43.4
North Queensland Bulk Ports Corporation Limited	1.5	1.5
Port of Townsville Limited	6.6	6.8
Queensland Rail	2.6	2.7
Sunwater Limited	51.6	53.8
Total government-owned corporations	125.3	133.6

Total all entities	8,554.5	11,218.4

Notes:

1.	Numbers may not add due to rounding.
2.	The table reflects the period in which Queenslanders will benefit from the concessions.
3.	For comparability purposes, all electricity rebates have been included under Department of Child Safety, Seniors and Disability Services

Budget Strategy and Outlook 2024-25

A.2	Concessions by agency

Table A.2.1	Department of Agriculture and Fisheries

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Primary Industry Productivity Enhancement Scheme (PIPES)[1]	13.0	19.2
Sheep and Goat Electronic Identification (eID) Rebate Scheme[2]	—	5.4
Emergency Drought Assistance Loan Scheme[1]	0.1	2.8
Drought Carry-on Finance Loan Scheme[1]	—	2.2
Drought Ready and Recovery Finance Loan Scheme[1]	0.5	2.0
Drought Relief Assistance Scheme[3]	0.6	0.5
Stocked Impoundment Permit Scheme	0.1	0.1
Drought Preparedness Grant Scheme[4]	12.6	—
Spanish Mackerel Commercial Fishing Fee Waiver[5]	0.1	—
Total	27.0	32.2

Notes:

1.	The increase is mainly due to the anticipated increase in loan advances and higher interest rates.
2.	This is a new scheme in 2024–25. The 2024–25 Estimate includes Queensland Government funding only. The Australian Government also contributes towards the funding for this program.
3.	The reduction is mainly due to the anticipated reduced demand for this scheme.
4.

Future drought assistance arrangements will be considered by the government in response to the Burke Review and the Australian Government’s Future Drought Fund Investment Strategy (2024 to 2028) expected to be released in mid-2024.

5.	This concession will not be extended into the 2024–25 financial year.

Primary Industry Productivity Enhancement Scheme (PIPES)

PIPES is administered by the Queensland Rural and Industry Development Authority and provides concessional rates of interest on loans to eligible primary producers in need of financial assistance. First Start Loans and Sustainability Loans, of up to $2 million and $1.3 million respectively, support applicants to enter primary production and to improve productivity and sustainability.

The average concessional interest rate for new lending is 5.6 per cent. The amounts in the above table represent the fair values of the interest rate concessions pertaining to loans issued in the PIPES portfolio in each of the financial years shown.

Sheep and Goat Electronic Identification (eID) Rebate Scheme

The Queensland Sheep and Goat eID Rebate Scheme supports the mandatory implementation of sheep and goat individual eID to enhance national biosecurity traceability in the event of an emergency animal disease outbreak. The scheme provides rebates to eligible sheep and goat producers and businesses to support the purchase of eligible items, including eID readers and devices:

•	50 per cent rebate up to $1,600 per property to sheep and managed goat producers, livestock agents and show societies

•	50 per cent rebate ranging from $2,500 to $65,000 for saleyards

•	50 per cent rebate ranging from $2,500 to $85,000 for processors.

Budget Strategy and Outlook 2024-25

These rebates are funded by both the Queensland and Australian Governments.

Emergency Drought Assistance Loan Scheme

The Emergency Drought Assistance Loan Scheme provides an interest free concessional loan to eligible primary producers of up to $50,000 as emergency finance for carry-on activities like paying wages or creditors during drought.

The concession is calculated at a rate of 7.49 per cent per annum on the basis of a commercial reference rate of this amount and no interest being charged on the loan. The amount shown in the above table represents the fair values of the interest rate concessions pertaining to loans in the financial year shown.

Drought Carry-on Finance Loan Scheme

The Drought Carry-on Finance Loan Scheme provides a concessional loan to eligible primary producers of up to $250,000 for carry-on finance during drought. These loans would be available where the $50,000 available from the Emergency Drought Assistance Loan Scheme is insufficient to assist the producer to manage drought conditions.

The concession is calculated on the basis of a commercial reference rate of 7.79 per cent per annum and an average concessional interest rate for new lending of 5.37 per cent per annum. The amount shown in the above table represents the fair values of the interest rate concessions pertaining to loans in the financial year shown.

Drought Ready and Recovery Finance Loan Scheme

The Drought Ready and Recovery Finance Loan Scheme provides a concessional loan of up to $250,000 for eligible primary producers to undertake measures identified in their Farm Business Resilience Plan that will improve the drought preparedness of the producer’s property.

The concession is calculated on the basis of a commercial reference rate of 7.68 per cent per annum and an average concessional interest rate for new lending of 5.37 per cent per annum. The amount shown in the above table represents the fair values of the interest rate concessions pertaining to loans in the financial year shown.

Drought Relief Assistance Scheme

The Drought Relief Assistance Scheme provides freight subsidies and emergency water infrastructure rebates during drought declarations of up to 50 per cent to eligible applicants, between $20,000 and $50,000 per property, per financial year. Freight subsidies are available for 2 years after drought revocation for the movement of livestock. These concessions are only available to producers that do not access the new drought preparedness measures.

Stocked Impoundment Permit Scheme

The Stocked Impoundment Permit Scheme provides world class, sustainable fishing options in freshwater environments. It helps reduce fishing pressure on wild fish stocks through a requirement to hold a permit to fish in one of the state’s 63 impoundments. The scheme provides concessions if you have a Queensland Seniors Card, Pensioner Concession Card, Health Care Card or a Repatriation Health Card (Gold Card) and aims to encourage participation in recreational fishing for seniors and concession card holders. The concession provides a discount of $16.96 on the cost of an annual permit.

Budget Strategy and Outlook 2024-25

Drought Preparedness Grant Scheme

The Drought Preparedness Grant Scheme provides a rebate to eligible primary producers of up to $50,000 for on-farm capital improvements identified in their Farm Business Resilience Plan to improve the drought preparedness of the producer’s property.

Future drought assistance arrangements will be considered by the government in response to the Burke Review and the Australian Government’s Future Drought Fund Investment Strategy (2024 to 2028) expected to be released in mid-2024.

Spanish Mackerel Commercial Fishing Fee Waiver

As part of the East coast Spanish mackerel harvest strategy, the east coast Spanish mackerel total allowable commercial catch was reduced from 578 tonnes to 165 tonnes from 1 July 2023. To support impacted businesses along the east coast, a range of commercial fishing fees were waived for a 12-month period from 1 July 2023. These commercial fishing fees included quota fees and business adjustment fees (temporary or permanent transfers of symbols, licences, quota or tenders). The average value of the fee waiver provided to eligible businesses was $521.

Table A.2.2	Department of Child Safety, Seniors and Disability Services

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Cost of Living Rebate and National Energy Bill Relief[1,2]	1,435.0	2,965.1
Electricity Rebate Scheme	245.9	248.5
Pensioner Rate Subsidy Scheme	59.7	59.7
South East Queensland Pensioner Water Subsidy Scheme	20.5	20.5
Home Energy Emergency Assistance Scheme	10.0	10.0
Medical Cooling and Heating Electricity Concession Scheme[3]	3.4	3.4
Electricity Life Support Concession Scheme[3]	3.1	3.1
Reticulated Natural Gas Rebate Scheme	2.9	3.1
Total	1,780.5	3,313.4

Notes:

1.

The variance is due to a continuation and increase in the value of the Cost of Living Rebate in 2024–25. The $2.965 billion benefit households and small business will receive in 2024–25 includes a $2.267 billion contribution from the Queensland Government for the $1,000 Cost of Living Rebate to all households ($2.2 billion) and $325 for small businesses ($67 million), and $698.1 million from the Australian Government for an additional $300 electricity rebate to all households and $325 rebate for small businesses. All rebates are being administered by the Queensland Government.

2.

Funding for the Queensland $2.267 billion electricity bill rebate was appropriated in 2023–24 to the Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts but is included above together with the Australian Government funding under the Department of Child Safety, Seniors and Disability Services for consistency and comparability. Funding for the Queensland electricity rebates is appropriated in 2023–24 but will be applied to household bills in 2024–25.

3.

The Medical Cooling and Heating Electricity Concession Scheme and Electricity Life Support Concession Scheme are adjusted annually according to the QCA price determination for Tariff 11. For 2024–25, the QCA determined Tariff 11 will increase by 5.0%.

Cost of Living Rebate and National Energy Bill Relief

The 2024–25 Budget delivers $2.965 billion for additional electricity bill support to households and small businesses.

Budget Strategy and Outlook 2024-25

As part of this package, all Queensland households will automatically receive $1,300 off their electricity bills in 2024–25. This consists of an upfront $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate paid in quarterly instalments from the Australian Government. The government’s substantial cost-of-living package will more than offset typical household electricity bill increases in 2024–25. In some cases, households will have zero bills or be in credit in 2024–25.

Around 205,000 eligible Queensland small businesses will also receive $650 off electricity bills in 2024–25, co-funded by the Queensland and Australian Governments.

Including the $1,300 Cost of Living Rebate in 2024–25, the government will have provided all Queensland households with a total of $2,425 in electricity rebates since 2018.

Electricity Rebate Scheme

The Electricity Rebate Scheme provides a rebate of up to approximately $372 per annum, to assist with the cost of domestic electricity supply to the homes of eligible holders of a Pensioner Concession Card, a Queensland Seniors Card, Commonwealth Health Care Card, Department of Veterans’ Affairs Gold Card (who receive a War Widow/er Pension or special rate Totally or Permanently Incapacitated Pension) and asylum seekers. It is estimated that over 600,000 households will receive an electricity rebate in 2024–25.

Pensioner Rate Subsidy Scheme

The Pensioner Rate Subsidy Scheme offers a 20 per cent subsidy (up to a maximum of $200 per annum) to lessen the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

South East Queensland Pensioner Water Subsidy Scheme

The South East Queensland (SEQ) Pensioner Water Subsidy Scheme provides a subsidy of up to $120 per annum to eligible pensioner property owners in the SEQ Water Grid to lessen the impact of water prices. This subsidy is in addition to the Pensioner Rate Subsidy Scheme.

Home Energy Emergency Assistance Scheme

The Home Energy Emergency Assistance Scheme provides emergency assistance of up to $720 once in a 2-year period to assist low income households experiencing a short-term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account. It is not a requirement for the claimant to hold a concession card.

Medical Cooling and Heating Electricity Concession Scheme

The Medical Cooling and Heating Electricity Concession Scheme provides a rebate of up to approximately $503 per annum for eligible concession card holders with a medical condition who have dependence on air conditioning to regulate body temperature.

Electricity Life Support Concession Scheme

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home-based life support systems by providing a rebate of up to approximately $1,024 per annum for users of oxygen concentrators and a rebate of up to approximately $686 per annum for users of kidney dialysis machines to meet their electricity costs. The concession is paid quarterly and is subject to the patient being medically assessed in accordance with Queensland Health eligibility criteria.

Budget Strategy and Outlook 2024-25

Reticulated Natural Gas Rebate Scheme

The Reticulated Natural Gas Rebate Scheme provides a rebate of up to approximately $89 per annum to assist with the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or a Department of Veterans’ Affairs Gold Card (who receive the War Widow/er Pension or special rate Totally or Permanently Incapacitated Pension).

Table A.2.3	Department of Education

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Queensland Kindergarten Funding[1]	125.6	193.3
Textbook and Resource Allowance[2]	85.7	90.0
School Transport Assistance for Students with Disability[3]	53.7	55.1
Living Away from Home Allowance Scheme[4]	10.2	11.8
Tuition Fee Exemptions/Waivers - Dependants of International Students[5]	9.9	10.2
Non-State Schools Transport Assistance Scheme[6]	8.3	8.9
Dalby State High School - Bunya Campus Residential Facility	2.7	2.8
Distance Education - Information and Communication Technology Subsidy Scheme	2.1	2.1
Spinifex State College - Mount Isa Student Residential Facility	1.4	1.5
Western Cape College - Weipa Campus Student Residential College	1.4	1.4
Distance Education - Non-Government Student Fee Subsidy	0.8	0.8
Total	301.8	377.9

Notes:

1.	The variance is due to the introduction of Free Kindy from 1 January 2024 extending fee relief to all eligible aged children participating in an Approved Kindergarten Program.
2.	The increase is due to enrolment growth and CPI indexation.
3.	The variance is due to increases in operational costs for providers, maximum taxi fares, payments for bus supervisors along with additional buses and student growth.
4.	The increase is due to CPI indexation and an increase in the Remote Area Tuition Allowance.
5.	The increase is due to the growth in estimated student numbers.
6.	The increase is due to CPI indexation and increased demand for assistance under the scheme.

Queensland Kindergarten Funding

Queensland Kindergarten Funding provides funding to eligible kindergarten service providers to ensure greater access to a quality kindergarten program for Queensland children and to reduce out-of-pocket fees for many families.

From 1 January 2024, the Queensland Government is providing an affordability subsidy of 15 hours per week to make kindergarten free for all 4-year-olds for up to 40 weeks or 600 hours per year. In 2024–25, on average a family attending a sessional kindergarten that charges $48 per day (15 hours per week) will save $4,800 a year in fees.

These subsidies are funded by both the Queensland Government and the Australian Government under the Preschool Reform Agreement 2022 to 2025.

Budget Strategy and Outlook 2024-25

Textbook and Resource Allowance

The Textbook and Resource Allowance is available for all parents/caregivers of secondary school age students attending state and non-government schools, and children registered in home education of equivalent age, to assist with the cost of textbooks and learning resources. In schools, parents may assign this allowance to the school to reduce the fees associated with participating in the school’s textbook and resource scheme. For children registered for home education, the allowance is paid directly to the parent.

In 2024, the rates per annum are $155 for students in Years 7 to 10 and $337 for students in Years 11 and 12.

School Transport Assistance for Students with Disability

The School Transport Assistance Program for Students with Disability assists eligible state school students whose disability impacts on their parents’ or carers’ ability to arrange their safe travel to and from school. This assistance includes coordinated service delivery in specially contracted taxis or minibuses, payment of fares on bus, ferry, tram and train, or an allowance for parents who make private travel arrangements for their children to school or a transport meeting point. The benefit level is to a maximum of $400 per week per student, however in exceptional circumstances higher amounts may be approved. A separate scheme is in place for students with disability attending non-state schools (refer ‘Non-State Schools Transport Assistance Scheme’).

Living Away from Home Allowance Scheme

The Living Away from Home Allowance Scheme provides financial assistance to support geographically isolated families. The scheme assists with the costs of children required to live away from home to attend school. This concession is available to Queensland students attending both state and non-state schools.

The benefits available for eligible students in 2024 are:

•

Remote Area Tuition Allowance – assistance is available for primary students of up to $8,360 per annum and secondary students of up to $10,276 per annum for students who board at approved non-state schools

•

Remote Area Allowance – assistance of $2,913 per annum is available to students attending the campus of a Queensland state high school and undertaking an approved agriculture course in lieu of Years 11 and 12

•

Remote Area Travel Allowance – available where the distance from the family home to the boarding location is at least 50km. Benefit levels depend on the distance travelled and range from $174 per annum to a maximum of $2,138 per annum

•

Remote Area Disability Supplement – available to students with disability who incur additional costs associated with living away from home to attend school. Benefits are up to $9,478 per student, per annum.

Tuition Fee Exemptions/Waivers – Dependants of International Students

Adult International students who meet the approved exemption criteria and wish to enrol their child in Preparatory (Prep) Year to Year 12 of schooling are exempt from paying tuition fees for their dependent children. The exemption only applies for the duration of the main temporary visa holder’s (parent) course of study in Queensland. A dependant student (Prep to Year 12) of a temporary visa holder may also be eligible for a tuition fee waiver in certain circumstances, including financial hardship.

Budget Strategy and Outlook 2024-25

The estimated average amount exempted or waived per student is $13,085 for the 2024–25 financial year.

Non-State Schools Transport Assistance Scheme

The Non-State Schools Transport Assistance Scheme directly assists families through the provision of funding towards the transport costs incurred for eligible students enrolled in non-state schools. Under the Scheme, payments are made twice a year to the families of students enrolled in non-state schools located beyond the Brisbane City Council area where bus and ferry fare expenses are above the annual Queensland Catholic Education Commission set weekly threshold amount.

In Semester 1 2024, the weekly threshold is $35 per family, or $25 for families with a current Health Care Card, Pensioner Concession Card or Veterans’ Affairs Card. From Semester 2 2024, the weekly threshold rates will be adjusted to $25 per family, or $15 for families with a current Health Care Card, Pensioner Concession Card or Veterans’ Affairs Card.

The program also assists families of eligible students with disability enrolled in non-state schools. The level of assistance provided is dependent on the type of transport needed and travel assistance already provided by the Department of Transport and Main Roads (DTMR). For families using taxi travel, the benefit level is to a maximum of $300 per week, inclusive of any assistance provided through DTMR’s Taxi Subsidy Scheme.

Dalby State High School – Bunya Campus Residential Facility

The Dalby State High School – Bunya Campus Residential Facility provides affordable residential accommodation for secondary school students in a boarding facility. The concession targets secondary school students from rural and remote communities; however, any secondary age student is eligible. Students accommodated at the residential facility are enrolled at Dalby State High School and participate in agricultural education programs.

Distance Education – Information and Communication Technology Subsidy Scheme

The Distance Education Information and Communication Technology Subsidy provides assistance to Queensland state school students enrolled in a School of Distance Education and who are geographically isolated or in the medical category.

State Schools of Distance Education administer funds to eligible students currently enrolled at a State School of Distance Education for a minimum of 6 months continuous enrolment.

The scheme has 2 components:

•

Computer Hardware Subsidy – An annual payment of $400 to eligible students to assist with purchasing, replacing or upgrading computer hardware. Hardware subsidies are available to support students who are identified as belonging to geographically isolated or medical categories.

•

Broadband Internet Subsidy – An annual payment of $500 to eligible students to assist with provision of broadband internet access. Internet subsidies are available to support students who are identified as belonging to the geographically isolated category.

Budget Strategy and Outlook 2024-25

Spinifex State College – Mount Isa Student Residential Facility

The Spinifex State College – Mount Isa Student Residential Facility provides an affordable residential facility in Mount Isa for students from the North Western area of the state whose home community does not provide secondary schooling. The funding meets the cost of wages for the residential college, increasing the affordability of the accommodation rates charged to students.

Western Cape College – Weipa Campus Student Residential College

The Western Cape College – Weipa Campus Student Residential College provides a residential schooling option for students from the Torres Strait and Cape York. This college provides an option that is more familiar for students from remote locations with the intent to increase participation and retention of secondary students in schooling. The concession targets students from the Torres Strait and Cape York seeking secondary education when their home community does not provide secondary schooling.

Distance Education – Non-Government Student Fee Subsidy

The Distance Education Non-Government Student Fee Subsidy is available to students who are enrolled in non-government schools and also choose to access distance education subjects. It provides an average annual subsidy of approximately $1,560 per distance education subject enrolment.

This subsidises approximately 50 per cent of the total average cost per annum of providing a subject through distance education for non-government school students. The concession contributes towards the state continuing to make distance education available to non-government schools ensuring the widest possible subject choice for students, while recovering a proportion of the teaching and overhead costs.

Table A.2.4	Department of Employment, Small Business and Training

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
User Choice - Apprentice and Trainee Training Subsidy[1]	266.6	262.0
Vocation Education and Training (VET) - Certificate 3 Guarantee Tuition Fee Subsidy[1]	233.1	251.5
VET - Higher Level Skills Tuition Fee Subsidy[1]	69.0	90.0
Travel and Accommodation Subsidy	6.0	6.0
Free Tools for First Years Program[1]	0.5	3.5
Total	575.2	613.0

Note:

1.	The variance is due to the demand-driven nature of the programs.

User Choice – Apprentice and Trainee Training Subsidy

The User Choice — Apprentice and Trainee Training Subsidy program provides government funding towards the costs of training and assessment for eligible Queensland apprentices and trainees, or complementary pathways leading to apprenticeship outcomes.

The subsidy is available to pre-approved public and private registered training organisations to subsidise tuition fees to reduce the cost of nationally recognised entry level training for apprentices and trainees. The program provides greater flexibility for apprentices, trainees and their employers to select a preferred registered training organisation and to negotiate the type of training to meet their specific needs.

Budget Strategy and Outlook 2024-25

The value of this subsidy for each qualification ranges from $1,300 to $50,720, depending on student eligibility and qualification subsidised. The average subsidy value is $10,609.

Vocational Education and Training (VET) – Certificate 3 Guarantee Tuition Fee Subsidy

The Vocational Education and Training (VET) Certificate 3 Guarantee Tuition Fee Subsidy provides a government subsidy to allow eligible Queenslanders to obtain their first post-school Certificate III qualification to help them gain a job or to improve their employment status, including pathways for disadvantaged learners and Queensland school students (VET in Schools).

The subsidy is available to pre-approved private and public registered training organisations to subsidise tuition fees paid by students undertaking eligible VET qualifications (primarily Certificate III qualifications).

The value of this subsidy for each qualification ranges from $512 to $7,310, depending on student eligibility and qualification subsidised. The average subsidy value is $3,483.

VET – Higher Level Skills Tuition Fee Subsidy

The VET Higher Level Skills Tuition Fee Subsidy provides a government subsidy to eligible students and employers to undertake a priority Certificate IV, diploma or advanced diploma qualification or industry endorsed skill set. This program assists individuals to gain employment in a critical occupation, career advancement in a priority industry or transition to university to continue their studies.

The subsidy is available to pre-approved private and public registered training organisations to subsidise tuition fees paid by students undertaking eligible VET qualifications at Certificate IV or above.

The value of this subsidy for each qualification ranges from $696 to $11,390, depending on student eligibility and qualification subsidised. The average subsidy value is $4,116.

Travel and Accommodation Subsidy

The Travel and Accommodation Subsidy provides financial assistance to Queensland apprentices and trainees for travel expenses incurred in attending off the job training at a registered training organisation. To be eligible, apprentices must attend the closest registered training organisation that offers the required qualification and travel a minimum of 100km return from their usual place of residence to the registered training organisation. The subsidy provides for:

•	return land travel to the registered training organisation of 26 cents per km for distances between 100km - 649km, increasing to 32 cents per km for distances of 650km or more

•	a return economy air ticket to the location of the registered training organisation for distances of 1,100km or more if necessary

•	cost of ferry travel if necessary

•	accommodation assistance of $55 per day for overnight stay within Queensland and $105 for interstate travellers, if it is necessary to live away from their usual place of residence to attend training.

Free Tools for First Years Program

As part of the Construction Workforce Fund, the $4 million Free Tools for First Years program will assist first year Queensland apprentices in the housing industry including construction, plumbing and electrical.

Budget Strategy and Outlook 2024-25

A rebate of up to $1,000 is available for apprentices who commenced on or after 1 January 2024 to purchase industry-relevant tools. Apprentices are only eligible once they have completed their mandatory 3-month probational period. Applications may be made until the funding has been exhausted.

Table A.2.5	Department of Energy and Climate

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Uniform Tariff Policy - Energy Queensland (Excluding Isolated Systems)	501.9	505.6
Uniform Tariff Policy - Energy Queensland (Isolated Systems)	90.4	93.9
Queensland Business Energy Saving and Transformation Rebates Program[1]	6.0	10.0
Electricity Tariff Adjustment Scheme[2]	6.2	5.9
Uniform Tariff Policy - Origin Energy	3.8	4.0
Climate Smart Energy Savers Program[3]	41.5	2.5
Battery Booster Program[4]	14.4	1.6
Drought Relief from Electricity Charge Scheme[5]	5.0	—
Total	669.2	623.5

Notes:

1.

The Queensland Business Energy Saving and Transformation Rebates Scheme opened on 5 October 2023 and has been delivered throughout 2023–24. Funding allocated to 2024–25 covers ongoing QBEST support for businesses.

2.	Reductions are in line with program expectations as more participants move out of the scheme over time.
3.	The Program opened on 4 September 2023 and was closed on 4 December 2023, with funding in 2024–25 to cover remaining program costs.
4.	The Program has been delivered throughout 2023–24, with funding in 2024–25 to cover remaining program costs. The program closed to new conditional approval applications on 8 May 2024.
5.

Future drought assistance arrangements will be considered by the government in response to the Burke Review and the Australian Government’s Future Drought Fund Investment Strategy (2024 to 2028) expected to be released in mid-2024.

Uniform Tariff Policy – Energy Queensland (Excluding Isolated Systems)

The Uniform Tariff Policy ensures that, where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they are located. As the notified prices do not reflect the full cost of electricity supply for most regional and remote Queenslanders, a subsidy is provided through a community service obligation (CSO) payment.

The CSO payment is provided to the regional retailer, Ergon Energy, through Energy Queensland, and covers the difference between the revenue earned by charging customers notified prices and the actual costs in the regional areas (due to differences in network costs and energy losses).

Uniform Tariff Policy – Energy Queensland (Isolated Systems)

The Uniform Tariff Policy ensures that, where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they are located. As the notified prices do not reflect the full cost of electricity supply for most regional and remote Queenslanders, a subsidy is provided through a CSO payment.

Energy Queensland, through the regional retailer Ergon Energy, owns and operates 33 isolated power systems which supply electricity in remote and isolated communities, and provides retail

Budget Strategy and Outlook 2024-25

electricity services to customers in those communities at notified electricity prices. This CSO payment is provided to Ergon Energy, through Energy Queensland, and covers the difference between the revenue earned by charging customers notified prices and the actual cost of operating the isolated power systems.

Queensland Business Energy Saving and Transformation Rebates Program

The $35 million Queensland Business Energy Saving and Transformation (QBEST) program, part of the Queensland Energy and Jobs Plan, will support businesses to purchase energy-efficient appliances and equipment, smart technology and energy management systems to reduce their energy costs.

The $16 million Queensland Business Energy Saving and Transformation Rebates scheme provides rebates to eligible small and medium-sized Queensland businesses to install energy-efficient equipment.

Rebates of up to $12,500 are available for eligible businesses which purchase (and install if required) eligible energy-efficient equipment.

Electricity Tariff Adjustment Scheme

The Electricity Tariff Adjustment Scheme provides targeted support to regional businesses materially impacted by the phase-out of obsolete electricity tariffs from 30 June 2021. This initiative provides eligible customers with individually tailored transitional rebates to help offset the removal of obsolete tariffs and incentivise a pathway to self-sufficiency over time. Eligible businesses will receive a subsidy payment for up to 9 years.

Uniform Tariff Policy – Origin Energy

Origin Energy retails electricity to approximately 4,700 Queensland non-market customers in the Goondiwindi, Texas and Inglewood areas who are supplied electricity through the New South Wales Essential Energy distribution network. The government provides a subsidy to these customers, via a CSO payment to Origin Energy, to ensure they pay a similar price for electricity as other Queenslanders. Therefore, the CSO amount depends on the relative difference between Queensland and New South Wales retail electricity tariffs for non-market customers.

The Uniform Tariff Policy ensures that, where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they are located. As the notified prices do not reflect the full cost of electricity supply for most regional and remote Queenslanders, a subsidy is provided through a CSO payment.

Climate Smart Energy Savers Program

The Climate Smart Energy Savers rebate program supports eligible Queenslanders to replace old appliances with 4 star-rated (or higher) energy-efficient appliances and hot water systems.

This initiative is part of the Queensland Energy and Jobs Plan, helping Queenslanders manage their energy use and bills, and reduce their carbon emissions.

Battery Booster Program

The $16 million Battery Booster Rebate Scheme is an initiative under the Queensland Energy and Jobs Plan. The Scheme aims to encourage Queensland homeowners to install approved battery systems and manage their energy consumption by offering rebates to offset the costs associated with investing in a battery energy storage system.

Budget Strategy and Outlook 2024-25

A standard rebate of up to $3,000 is available to eligible applicants to offset the cost of having an approved battery system suitably installed at their residential premises.

For households where the income earner earned $66,667 or less for the most recently ended financial year, a low-income rebate of up to $4,000 is available.

The program closed to new conditional approval applications on 8 May 2024.

Drought Relief from Electricity Charge Scheme

Drought Relief from Electricity Charges Scheme provides farmers and irrigators with relief from fixed charges for electricity accounts that are used to pump water for farm or irrigation purposes during periods of drought. The concessions can vary depending on the shires that are drought declared and the number of eligible customers.

Future drought assistance arrangements will be considered by the government in response to the Burke Review and the Australian Government’s Future Drought Fund Investment Strategy (2024 to 2028) expected to be released in mid-2024.

Table A.2.6	Department of Environment, Science and Innovation

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Queensland Parks and Wildlife Service - Tour Fee and Access Permits[1]	2.1	2.1
Total	2.1	2.1

Note:

1.	Value of concessions is not expected to materially change in 2024–25 due to freeze of indexation on fees and charges.

Queensland Parks and Wildlife Service – Tour Fee and Access Permits

A range of concessions are available through the Department of Environment, Science and Innovation.

Visitor admission and ranger guided tour fees concessions of 10 to 100 per cent are available at several attractions and visitor centres for eligible persons including infants, children, pensioners, concession card holders and groups undertaking educational purposes.

Vehicle access permit concessions of up to 100 per cent are available in the Cooloola Recreation Area, Bribie, Moreton (Mulgumpin) and K’gari Islands for approved applicants including First Nations peoples and local residents required to traverse the protected area estate.

Camping concessions of 45 to 100 per cent are available in all national park and state forest camping areas for educational purposes and children under 5 years of age.

Budget Strategy and Outlook 2024-25

Table A.2.7	Department of Housing, Local Government, Planning and Public Works

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Government Managed Housing Rental Rebate[1]	777.2	807.2
Home Assist Secure[2]	27.3	25.9
Helping Seniors Secure Their Homes[3]	45.2	22.3
Non-residential Buildings - Subsidised Rents	8.2	8.2
National Rental Affordability Scheme[4]	12.8	6.2
Youth Subsidy - Community Housing[5]	4.4	4.5
Rental Bond Loans	2.6	4.0
Growth Acceleration Fund - Concessional Loan Scheme[6]	—	0.7
Non-Government Managed Housing[7]	—	—
Total	877.7	879.0

Notes:

1.	The variance is due to an increase in private market rents based on prevailing conditions.
2.	The variance is based on the anticipated year on year demand for services provided under this scheme.
3.

The variance is based on the current and anticipated demand for services under the trial which is scheduled to close in December 2024. The extension of the trial delivers on the Queensland Government’s Community Safety Plan.

4.	The variance is primarily due to a decrease in the number of incentives paid as the scheme winds down. The cessation of the scheme was a decision of the Australian Government.
5.	This concession was introduced during the 2023–24 financial year as a new initiative under the Homes for Queenslanders plan.
6.	New item for 2024–25.
7.	The value of this concession arrangement cannot be easily quantified.

Government Managed Housing Rental Rebate

The Government Managed Housing Rental Rebate targets low-income families and individuals and represents the difference between the estimated rents that would be payable in the private market and rent that is charged by the government based on household income.

Assistance is provided to approximately 55,700 households. The estimated average yearly subsidy per household for 2024–25 is $14,486.

Home Assist Secure

Home Assist Secure provides free safety related information, referral and subsidised assistance for eligible clients unable to undertake or pay for critical maintenance services without assistance. To be considered for subsidised assistance, people with a disability or 60 years or over must hold a Pensioner Concession Card and be unable to complete the work themselves. In addition, they must be unable to access assistance from other services.

Labour costs (up to $500 per household per year) for the assistance provided are subsidised by Home Assist Secure while the balance of the costs (including the materials) are met by the client. Clients can also get a one-off subsidy of $80 for the cost of materials for security related work (Security Hardware Subsidy).

Home Assist Secure targets homeowners and those in rental housing who are 60 years of age or older or have disability, and who require assistance to remain living in their home. In 2024–25, it is estimated that up to 40,000 households will be assisted.

Budget Strategy and Outlook 2024-25

Helping Seniors Secure Their Homes

Helping Seniors Secure Their Homes trial provides assistance to eligible homeowners aged 60 years and over who are Pensioner Concession Card holders to subsidise the cost to improve the safety and security features of their homes, allowing them to remain safe and secure in their homes. The program provides financial assistance of up to $10,000 per household to allow them to implement a range of security measures to increase home security, including door and window locks, security screening on doors and windows, security lighting and sensor lights, alarm systems and CCTV cameras.

The trial commenced from April 2023 in Cairns, Townsville and Mount Isa Local Government Areas (LGAs) and in July 2023 was expanded to include Mareeba, Atherton and Toowoomba LGAs. The trial has been extended to December 2024.

Non-residential Buildings – Subsidised Rents

Accommodation is provided to 40 community, education, arts and not-for-profit organisations in government-owned non-residential buildings. Tenures for the occupancies are by way of leases, licences or month-to-month arrangements. Rents paid by the organisations are often below independently assessed market rent levels. Subsidised rental arrangements are provided to 26 properties comprising a total floor area of approximately 41,800 square meters. The total subsidy is calculated by deducting the actual amount paid by the occupants from the total estimated annual market rent for office space.

National Rental Affordability Scheme

The National Rental Affordability Scheme (NRAS) is an Australian Government initiative, delivered in partnership with the Queensland Government, to increase the supply of new affordable rental housing. The scheme provides financial incentives to investors to build well located dwellings and rent them to eligible low to moderate income households, at a discounted rate at least 20 per cent below market rent.

Under the scheme, the concession to the tenant is provided by the property owner. Due to the nature of the arrangement, the overall value of the concession to the tenant cannot be quantified. In 2024–25, the government has allocated $6.2 million for the payment of financial incentives to NRAS investors who are then required to discount rents to tenants.

Youth Subsidy – Community Housing

Homes for Queenslanders, a $3.1 billion investment into the housing system over five years, includes a $23.2 million funding boost over five years for Registered Community Housing Providers (RCHPs) to help house more young people through a Youth Subsidy. Young people can face additional barriers when it comes to finding safe and affordable housing, including lower incomes, often while balancing study and work commitments, completing training and establishing their careers.

The subsidy will assist young people to access community housing by making it financially possible for RCHPs to house more young people. The department will provide RCHPs with a weekly subsidy for each eligible household where a young person is the primary tenant. In 2024–25, the government has allocated $4.5 million for purposes of housing an estimated 1,300 young people under this program.

Budget Strategy and Outlook 2024-25

Rental Bond Loans

The government provides interest-free rental bond loans to people who cannot afford to pay a full bond to move into private rental accommodation, thereby reducing the need for more costly, subsidised housing assistance, through 2 products:

•	Bond Loans: equivalent to a maximum amount of 4 weeks rent

•	Bond Loan Plus: equivalent to a maximum amount of 6 weeks rent.

The interest-free bond loan targets low-income households and can stabilise tenancies, preventing households from entering the cycle of homelessness and engaging with fringe, high interest credit providers. The concession represents the interest saving for the client on the bond loan. In 2024–25, $21.4 million in bond loans and bond loan plus may be advanced to an estimated 13,000 clients, averaging over $1,600 support per client.

Growth Acceleration Fund – Concessional Loan Scheme

The Growth Acceleration Fund (GAF) is a $35 million fund offering low-interest loans to accelerate the delivery of essential infrastructure such as roads, water supply, wastewater and stormwater, required to unlock land for housing in South East Queensland (SEQ) high-growth areas. GAF was announced as part of the 2022–23 State Budget in response to the land and housing supply challenges faced in growth areas across SEQ.

The concession represents the interest saving for the client on the low-interest loan. In 2024–25, approximately $23.3 million in low-interest loans will be provided to unlock essential infrastructure, providing over $670,000 in estimated interest savings to recipients.

Non-Government Managed Housing

The government provides contributions to social housing providers, including capital grants, granted land or properties, or recurrent funding, to assist in increasing housing affordability and access to social housing.

Due to the nature of the arrangement, particularly varying rents charged by providers based on individual circumstances of each household, the overall value of the concession provided by the government cannot be easily quantified.

Rents charged for social housing managed by the providers are based on 25 per cent of a household’s assessable income, 30 per cent of a household’s gross income, or the market rent, whichever is lower, which substantially reduces accommodation costs for eligible individuals and families. Many of these families may also be eligible for Commonwealth Rent Assistance to assist in the cost of their accommodation. Assistance is expected to be provided to approximately 16,500 households to access non-government managed housing in 2024–25.

Budget Strategy and Outlook 2024-25

Table A.2.8	Department of Justice and Attorney-General

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Public Trustee of Queensland - Concessions	44.7	45.3
Queensland Civil and Administrative Tribunal[1]	29.3	41.4
Court Services - Civil Court[2]	33.5	35.4
Blue Card - Volunteer Applicants	11.6	11.7
Body Corporate and Community Management - Dispute Resolution[3]	4.9	4.6
Liquor Gaming and Fair Trading - Rural Hotel Concessions	0.4	0.4
Registry of Births, Deaths and Marriages - Fee Waivers	0.1	0.1
Total	124.5	138.9

Notes:

1.	The variance is due to additional funding provided in the 2024–25 Queensland Budget.
2.	The variance is due to indexation and increased court expenditure costs.
3.	The variance is due to end of project funding which was linked with legislative changes to Building Units and Group Titles Act 1980.

Public Trustee of Queensland – Concessions

The Public Trustee of Queensland (The Public Trustee) uses a scale of fees which is designed to reflect a fair cost for the services provided.

The Public Trustee has established a safety net limit on the annual fees payable by certain customers which provides for a rebate of fees for some customers with limited assets. The rebate is applied to customers such as financial administration customers with impaired capacity, or estate administration customers of limited means. The Public Trustee also provides Will making services at no cost for all Queenslanders.

Queensland Civil and Administrative Tribunal

The Queensland Civil and Administrative Tribunal (QCAT) is an independent tribunal which makes decisions and resolves disputes across a wide range of jurisdictions for the community. Fees for these services are set below cost recovery to ensure services are accessible, fair and inexpensive. QCAT provides human rights services with no application fees for matters related to guardianship and administration of adults, children and young people and anti-discrimination.

Court Services – Civil Court

The Supreme, District and Magistrates Courts hear civil disputes between 2 or more parties (people or organisations) where one party sues the other, usually to obtain compensation, or seek some other remedy. These disputes may involve anything from defamation to outstanding debts. Civil Court Fees are prescribed under the Uniform Civil Procedure (Fees) Regulation 2019 for proceedings commenced in civil matters and are set below full cost recovery to ensure that civil remedies are accessible to all Queenslanders.

Blue Card – Volunteer Applicants

Individuals providing child-related services or conducting child-related activities in regulated service environments are required to undergo an assessment of their police record and relevant

Budget Strategy and Outlook 2024-25

disciplinary information, and if approved, are issued with a blue card. A blue card is valid for 3 years unless cancelled or suspended earlier.

The Queensland Government has met the cost of blue card assessment for volunteer applicants since the inception of the blue card system in 2001. This is to ensure children can continue to receive services and participate in activities which are essential to their development and well-being, in a safe and supportive environment.

Body Corporate and Community Management – Dispute Resolution

The Office of the Commissioner for Body Corporate and Community Management provides a dispute resolution service to parties unable to resolve disputes themselves. The service consists of conciliation, with the aim of achieving a voluntary agreement, and adjudication, which results in a formal order. The service is delivered below full cost recovery so as to not restrict access to justice due to affordability reasons. The commissioner has the discretion to waive application fees on the grounds of financial hardship.

Liquor Gaming and Fair Trading – Rural Hotel Concessions

The Office of Liquor and Gaming Regulation licenses hotels and clubs under the Liquor Act 1992. Under the Liquor (Rural Hotels Concession) Amendment Act 2019, the Rural Hotels Concession provides licence fee relief to establishments in remote communities by reducing the base licence fees for hotels and community clubs with no more than 2,000 members, for eligible licences since July 2019.   .

Registry of Births, Deaths and Marriages – Fee Waivers

The Registry of Births, Deaths and Marriages waives the fees for certificates provided to disadvantaged groups in the Queensland Community (e.g. Aboriginal peoples, Torres Strait Islander peoples, people who are homeless, domestic and family violence victims, etc) and those impacted by major emergencies (e.g. natural disasters such as cyclones and bushfires). The majority of concession waivers relate to the provision of birth certificates ($54.40 per certificate in 2023–24) and approximately 2,000 individuals in Queensland have received a benefit.

Table A.2.9	Department of Regional Development, Manufacturing and Water

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Sunwater Rural Irrigation Water Price Subsidy	19.0	18.9
Cloncurry Pipeline Water Supply Subsidy	7.0	7.0
Seqwater Rural Irrigation Water Price Subsidy	2.4	2.3
Disaster Relief Arrangements - Annual Water Licence Fee Waiver	0.5	0.7
Horticulture Rural Irrigation Water Price Rebate Scheme administered by the Queensland Rural and Industry Development Authority	4.0	—
Drought Relief Arrangements - Water Licence Fee Waiver[1]	0.4	—
Total	33.3	28.9

Note:

1.

Future drought assistance arrangements will be considered by the government in response to the Burke Review and the Australian Government’s Future Drought Fund Investment Strategy (2024 to 2028) expected to be released in mid-2024.

Budget Strategy and Outlook 2024-25

Sunwater Rural Irrigation Water Price Subsidy

Sunwater’s irrigation water prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators.

Government funding is provided to Sunwater to offset the reduced revenue and to ensure that irrigation prices gradually transition towards cost recovery.

Funding is also provided to continue a 15 per cent discount on Sunwater irrigation prices for a 4-year period ending 2024–25.

Cloncurry Pipeline Water Supply Subsidy

North West Queensland Water Pipeline Limited (NWQWP), a Sunwater Limited (Sunwater) subsidiary, owns and operates the Cloncurry Pipeline between the Ernest Henry Mine and Cloncurry. The pipeline guarantees Cloncurry Shire Council’s water supply and supports industrial development in the region. The government provides funding to NWQWP to ensure the pipeline remains commercially viable to operate while providing an affordable and safe water supply to Cloncurry.

Seqwater Rural Irrigation Water Price Subsidy

Seqwater’s irrigation water prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators.

Government funding is provided to Seqwater to offset the reduced revenue and to ensure that irrigation prices gradually transition towards cost recovery.

Funding is also provided to continue a 15 per cent discount on Seqwater irrigation prices for a 4-year period ending 2024–25.

Disaster Relief Arrangements – Annual Water License Fee Waiver

Fees associated with annual water licences ($92.01) will be waived for 2024–25 for disaster declared areas. The waiver is available to landholders in Local Government Areas where Category B of the Disaster Recovery Funding Arrangements for Disaster Assistance (Primary Producer) Loans or Disaster Assistance (Essential Working Capital) Loans Scheme for Small Business is activated. In 2024–25, it is estimated 7,500 waivers will be issued to landholders.

Horticulture Rural Irrigation Water Price Rebate Scheme administered by the Queensland Rural and Industry Development Authority

Payments to the Queensland Rural and Industry Development Authority to deliver an additional 35 per cent rebate on Sunwater and Seqwater irrigation water prices related to horticulture production for a 3-year period ending 2023–24, bringing the total irrigation discount provided to 50 per cent for approved applicants.

Drought Relief Arrangements – Water Licence Fee Waiver

The Drought Relief Assistance Scheme provides relief from annual water licences and applications for stock or domestic water licences for primary producers in either a drought declared area or an individually droughted property (IDP).

Future drought assistance arrangements will be considered by the government in response to the Burke Review and the Australian Government’s Future Drought Fund Investment Strategy (2024 to 2028) expected to be released in mid-2024.

Budget Strategy and Outlook 2024-25

Table A.2.10	Department of Resources

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Exploration permit for minerals	10.0	11.0
Land Rental Rebates	0.5	—
Total	10.5	11.0

Exploration permit for minerals

An initiative of the Queensland Critical Minerals Strategy reduced rent to $0 for 5 years from 1 September 2023 for new and existing exploration permits for minerals other than coal. This initiative also partially implements an action of the Queensland Resources Industry Development Plan, which commits to a review of fees and charges paid by the resources sector.

Land Rental Rebates

Land rent rebates are available to Grazing and Primary Production lessees, other than those on minimum rent, located in a drought declared local government area and to individually drought declared properties.

Future drought assistance arrangements will be considered by the government in response to the Burke Review and the Australian Government’s Future Drought Fund Investment Strategy (2024 to 2028) expected to be released in mid-2024.

Table A.2.11	Department of State Development and Infrastructure

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
South Bank Corporation - Concessional Event Hire[1]	0.7	0.5
Total	0.7	0.5

Notes:

1.

On 1 August 2023, all land tenure for the Parklands was returned to the South Bank Corporation (SBC). This included responsibility for all event management and activations. The 2023–24 Budget therefore did not include this item as SBC were not responsible for events at that time. SBC has therefore reported actual concessions in 2023–24 versus a nil budget for the same period.

South Bank Corporation – Concessional event hire

Concessional event hire is offered for special events held in the South Bank Parklands by not-for-profit entities. The level of concession varies depending on the number and size of events being held each year.

Table A.2.12	Department of Tourism and Sport

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Sport and Recreation venues - Concessional Usage Rates & Gym Fees	2.4	2.7
Total	2.4	2.7

Sport and Recreation venues – Concessional Usage Rates & Gym Fees

Concessional usage rates are offered to clients who meet the strategic objectives of the Activate! Queensland strategy, including not-for-profit sport and recreation organisations, Queensland

Budget Strategy and Outlook 2024-25

schools and Queensland state sporting organisations, for the use of Sport and Recreation owned and operated venues, including Queensland Recreation Precincts at Currimundi and Tallebudgera.

The estimated increase is due to higher venue usage following completion of recent capital improvements.

Table A.2.13	Department of Transport and Main Roads

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
General Public Transport Concessions (South East Queensland)[1]	1,920.6	2,440.5
Rail Network and Infrastructure Funding[2]	837.1	946.3
Vehicle and Boat Registration Concessions[3]	209.3	619.2
General Public Transport Concessions (Regional Queensland)	331.9	347.0
School Transport Assistance Scheme	163.7	167.0
TransLink Transport Concessions (South East Queensland)[4]	85.8	60.4
Livestock and Regional Freight Contracts[5]	43.2	41.5
Rail Concession Scheme	27.8	27.8
Other Transport Concessions (Regional Queensland) and Taxi Subsidies[4]	23.5	25.1
Zero Emission Vehicle Rebate Scheme[6]	26.3	7.5
Practical Driving Test[7]	6.0	6.6
Designated Public Transport Concessions for Seniors Card Holders	4.4	4.5
Total	3,679.6	4,693.4

Notes:

1.

The increase is due to a cost-of-living measure that will result in a significant decrease in fare revenue whilst operating costs remain unchanged, increasing the value of travel subsidised by the government. There is also significant investment in the South East Queensland rail network to make it reliable both in the near term and in the future when the expanded network is live. The increase also continues to improve service availability whilst maintaining affordability for all modes.

2.	The increase is due to operating costs associated with an increased investment in rail infrastructure and other general cost increases.
3.

The increase is due to reducing the registration fee and traffic improvement fee components of motor vehicle registration for all light vehicles by 20 per cent for 12 months from 16 September 2024, but the reduction is scheduled to start appearing on renewal notices sent to customers from 5 August 2024.

4.	The decrease is driven by the cost-of-living measure resulting in lower fares from which concessions are calculated (concession rates are not impacted).
5.	The decrease is due to the reduction in Remote Community Freight Contact funding due to one-off funding requirements in 2023–24 for terminal development.
6.	New concession for 2024–25. The decrease is due to the expected wrap up of this scheme with the final payment to the Queensland Rural and Industry Development Authority occurring in 2024–25.
7.	The increase is due to increased test volumes and a freeze in the test fee to support cost of living.

General Public Transport Concessions (South East Queensland)

The General Public Transport Concessions (South East Queensland) represents the direct funding contribution that the government makes towards the cost of operating public transport services within South East Queensland. This contribution effectively reduces the ticket price paid by all public transport users on bus, rail and ferry services, increasing the affordability of these services.

Budget Strategy and Outlook 2024-25

In addition, the Queensland Government is implementing a temporary fare reduction across the SEQ public transport network for 6 months commencing 5 August 2024 with a flat fare of 50 cents per trip to assist with cost-of-living pressures. In addition to this initiative, the government is also providing half-price tickets on Airtrain services.

Rail Network and Infrastructure Funding

Rail network and infrastructure funding ensures that the state-supported rail network is safe, reliable and fit for purpose. The contract also provides funding to Queensland Rail to support major capital projects and related asset strategies. The funding provided via this contract directly benefits customers of the state-supported rail network, including both freight and passengers. Without this funding, rail access charges (including public transport fares) would be significantly higher for all users of the rail network.

Rail network and infrastructure funding ensures that the state-supported rail network is safe, reliable and fit for purpose. The contract also provides funding to Queensland Rail to support major capital projects and related asset strategies. The funding provided via this contract directly benefits customers of the state-supported rail network, including both freight and passengers. Without this funding, rail access charges (including public transport fares) would be significantly higher for all users of the rail network.

Vehicle and Boat Registration Concessions

Vehicle registration concessions for light and heavy motor vehicles and recreational boats are provided to a wide variety of individuals and organisations, including holders of the Pensioner Concession Card, Queensland Seniors Card and to those assessed by the Department of Veterans’ Affairs as meeting the necessary degree of incapacity or impairment, primary producers and charitable organisations. As at 31 March 2024, the Queensland Government is providing vehicle registration concessions on approximately 703,816 vehicles.

Person based concessions, such as those aimed at improving access to travel for pensioners, seniors and persons with a disability, provide a reduced rate of registration fees. For most eligible card holders, a concession for a 4-cylinder vehicle would reduce the 12-month registration fee, excluding the Traffic Improvement Fee (TIF), by 50 per cent from $360.60 to $180.30. For a recreational boat up to and including 4.5 metres in length, the concession reduces the registration fee by 50 per cent from $97.35 to $48.70. As at 31 March 2024, these concessions apply to approximately 585,907 vehicles and 34,799 vessels.

A Special Interest Vehicle (SIV) registration concession is offered for motor vehicles that have low use associated with vintage and historic and street rod car club events. A SIV concession would reduce the 12-month registration fee for a 6-cylinder SIV over 80 per cent from 1 October 2024 from $456.75 to $81.25. As at 31 March 2024, this concession applies to approximately 43,350 vehicles.

A registration concession is also available for prescribed heavy vehicles that are solely used for the purpose of carrying on the business of a primary producer. A primary production business consists mainly of the production of raw materials for clothing or food (derived from agriculture, dairying, fishing, raising of livestock or viticulture), where transportation is incidental to the main activity. Eligible primary producers receive registration concessions for prescribed heavy vehicles, reducing their registration fees by 50 to 75 per cent. For example, a primary producer’s 12-month registration fee for a 2-axle truck with a Gross Vehicle Mass over 12 tonne reduces from $1,218.55 to $650.55. This is a 47 per cent reduction in the registration fee. As at 31 March 2024, this concession applies to approximately 30,349 heavy vehicles.

Budget Strategy and Outlook 2024-25

Other motor vehicle registration concessions are also provided to local governments, charitable and community service organisations, and people living in remote areas. Vessel registration concessions may be provided to accredited surf lifesaving clubs and schools.

Registration Fees Reduction

In addition to the general vehicle and boat registration concessions, the Queensland Government will be reducing light vehicle registration fees by 20 per cent for registration terms commencing from 16 September 2024, and is schedule to start being reflected on renewal notices issued to customers from 5 August. This measure will provide cost-of-living relief to Queensland vehicle owners across the state and will be applied for 12 months at an estimated cost of $435 million. The reduction will see a 12-month registration bill for a private use 4-cylinder vehicle reduce by almost $85, bringing registration fees down to $338.75, including the TIF and excluding CTP. For vehicles registered on a pensioner concession, the reduction will be nearly $50 and will reduce registration fees down to $194.50, including the TIF and excluding CTP.

The reduction will apply to the registration fee and the traffic improvement fee for all light vehicles, regardless of purpose of use and will include motorcycles and trailers. The reduction will benefit owners of around 5.7 million vehicles across the state and builds on the previously announced freeze on registration fee increases, which will be implemented from 1 July 2024.

General Public Transport Concessions (Regional Queensland)

The General Public Transport Concessions (Regional Queensland) represents the financial contribution that government provides across a range of transport services in regional Queensland. The impact of this contribution benefits all public transport users through reduced transport fares. This concession covers:

•	subsidies for regional bus and ferry operators (excluding concessional top up amounts and School Transport Assistance Scheme related amounts)

•	subsidies for air services to remote and rural communities within the state

•	subsidies for Kuranda Scenic Railway

•	TravelTrain (excluding the ‘Rail Concession Scheme’ for eligible pensioners, veterans and seniors)

•	subsidies for long distance coach services to rural and remote communities within the state

•	subsidies for Heritage Rail Services

•	subsidies for the Rail XPT Service (Sydney-Brisbane) and Savannahlander (Atherton Tableland).

The Queensland Government is implementing a temporary fare reduction on contracted regional bus services for 6 months commencing 5 August 2024 with a flat fare of 50 cents per trip to assist with cost-of-living pressures.

School Transport Assistance Scheme

The School Transport Assistance Scheme (STAS) assists students that do not have a school in their local area or who are from defined low income groups with travel costs. The scheme provides funding to reduce the cost of travelling to school on bus, rail and/or ferry services, with allowances for private vehicle transport in certain circumstances. A typical concession would be to fully fund the cost of travel from home to the nearest state primary or high school where no local primary or high school is available (e.g. from Bargara to Bundaberg High School). In 2024–25, approximately 122,000 students will be STAS eligible.

Budget Strategy and Outlook 2024-25

TransLink Transport Concessions (South East Queensland)

The TransLink Transport Concessions (South East Queensland) are provided by the government to ensure access and mobility for Queenslanders who require assistance because of age, disability, or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card, Companion Card, Vision Impairment Travel Pass, Total Permanent Incapacitated (TPI) Veteran Travel Pass, children, secondary and tertiary students, JobSeeker and Youth Allowance recipients, asylum seekers and White Card holders. Under current fare arrangements, approved concession groups receive at least a 50 per cent discount when compared to the same applicable adult fare.

Livestock and Regional Freight Contracts

The Livestock and Regional Freight Contracts provide funding to support the movement of cattle (via rail only) and freight (via road and rail) to and from regional areas of Queensland. The funding provided directly benefits the cattle industry and enables regional Queensland communities to maintain employment and directly benefits those communities who are reliant on rail freight services by reducing the cost of these freight services for users.

Rail Concession Scheme

The Queensland Rail Concession Scheme improves the affordability of long distance and urban rail services for eligible pensioners, veterans, seniors and current/past rail employees with 25 years of service. Assistance for long distance rail services is provided through discounted fares and free travel vouchers. For TravelTrain (long distance rail) services, depending on the service, the concession may be for free travel for up to 4 trips per year for Queensland pensioners (subject to availability of seats and payment of an administration fee).

Other Transport Concessions (Regional Queensland) and Taxi Subsidies

Other transport concessions (Regional Queensland) and taxi subsidies are provided by the government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card, Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, secondary and tertiary students, JobSeeker and Youth Allowance recipients, asylum seekers and White Card holders. The Taxi Subsidy Scheme aims to improve the mobility of persons with severe disabilities by providing a 50 per cent concession fare up to a maximum subsidy of $30 per trip.

Zero Emission Vehicle Rebate Scheme

As part of Queensland’s Zero Emission Vehicle Strategy 2022–2032, the Queensland Government’s Zero Emission Vehicle (ZEV) rebate is intended to reduce the upfront costs of purchasing a new, full battery, light passenger, or light commercial ZEV. The upfront purchase price of ZEVs has been a significant barrier to many Queenslanders who wish to transition to or purchase a ZEV as their next vehicle.

The rebate aims to encourage both individuals and businesses to purchase ZEVs instead of internal combustion engine vehicles, making entry level ZEVs more affordable. Over time, ZEVs are becoming more accessible at lower prices due to a wider range of ZEV models available in Australia, competition between carmakers and surplus inventory. These factors are contributing to

Budget Strategy and Outlook 2024-25

the gradual decline in ZEV prices, with the rebate scheme likely to be exhausted around August-September 2024.

Rebates are available for eligible vehicles under $68,000 which effectively targets the lower end of the ZEV market, to assist more middle to lower income Queenslanders to access ZEVs. A rebate of $6,000 is available for eligible households earning up to a total taxable household income of $180,000 per year, and a $3,000 rebate is available for households earning more than a total taxable household income of $180,000 per year. A $3,000 rebate is also available to Queensland businesses.

As at 3 June 2024, there were a total of 8,042 recipients of the rebate, of which 3,502 Queenslanders received the $6,000 rebate. This scheme is administered by the Queensland Rural and Industry Development Authority.

Practical Driving Test

As part of the state’s driver licensing arrangements, applicants for new licences are required to undertake a practical driving test. The total cost to pre-book driver examinations and to perform the practical driver assessment is not fully recovered by the fee charged ($64.95 (including GST) current at 1 July 2024), providing a direct concession to applicants.

Designated Public Transport Concessions for Seniors Card Holders

Designated Public Transport Concessions for Interstate Seniors Card Holders allows visitors from interstate, who hold a state or territory Seniors Card, to access public transport concessions within Queensland and is fully funded by the Queensland Government. Under current fare arrangements, this enables eligible interstate visitors to receive at least a 50 per cent discount when compared to the same applicable adult fare.

Budget Strategy and Outlook 2024-25

Table A.2.14	Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts1,2

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Queensland Museum - Arts Concessional Entry Fees[3]	3.1	2.6
Queensland Performing Arts Trust - Arts Concessional Entry Fees[4]	1.8	1.3
Arts Queensland - Discount on Property Lease Rentals	0.7	0.7
Queensland Performing Arts Trust - Venue Hire Rebates	0.5	0.5
Arts Queensland - Venue Hire Rebates[5]	0.5	0.4
Queensland Art Gallery - Arts Concessional Entry Fees[6]	0.7	0.4
State Library of Queensland - Venue Hire Rebates	0.4	0.4
Total	7.7	6.3

Notes:

1.	Numbers may not add up due to rounding.
2.

Funding for the Queensland energy rebate was appropriated to the Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts but is presented together with the Australian Government funding under the Department of Child Safety, Seniors and Disability Services in Table A.2.2 for consistency and comparability.

3.	The variance is due to building works being conducted in 2024–25 resulting in lower ticketed revenue and concessions offered.
4.	Concessions are dependent on the type of shows QPAC provides in the year; it is not expected there will be similar major shows presented in 2024–25 as there was in 2023–24.
5.	Judith Wrigth Art Centre is being refurbished in 2024–25 resulting in lower concessions due to unavailable performance space.
6.

Ticket sales were higher than expected in 2023–24. In 2024–25 the Asia Pacific Triennial exhibition is a free show which reduces the number of ticketed exhibitions and results in lower concessions offered.

Queensland Museum – Arts Concessional Entry Fee

Queensland Museum provides concessional entry fees to seniors, students, children, families and a variety of concession card holders for ticketed exhibitions at Queensland Museum and Sciencentre and for general entry to Cobb & Co Museum Toowoomba, the Workshops Rail Museum Ipswich and Museum of Tropical Queensland Townsville. Concessions are also provided to targeted groups, such as schools, to encourage visits to museums. The level of concession provided varies depending on the venue and the event.

Queensland Performing Arts Trust – Arts Concessional Entry Fees

Concessional entry fees are offered for specific Queensland Performing Arts Trust productions and to provide support for other not for profit theatre companies to enable tickets to be sold at concessional prices. The level of concession provided varies depending on the number and size of events being held each year.

Arts Queensland – Discount on Property Lease Rentals

Property lease rentals are provided to arts and cultural organisations at a discount from market rental rates at the Judith Wright Arts Centre, Festival House, and Bulmba-ja Arts Centre. Further discounts on specialist rehearsal and gallery space are given as negotiated at the time of entering the lease and dependent on the individual arts or cultural organisation and its funding.

Budget Strategy and Outlook 2024-25

Queensland Performing Arts Trust – Venue Hire Rebates

Venue hire rebates are offered to government-funded cultural organisations, charitable organisations, government departments and educational institutions. Organisations currently receiving discounts are Queensland Symphony Orchestra, Opera Queensland, Queensland Theatre Company and Queensland Ballet.

Arts Queensland – Venue Hire Rebates

Venue hire rebates support Queensland Government-funded arts organisations and professional artists to develop and present new work at the Judith Wright Arts Centre and Bulmba-ja Arts Centre.

Queensland Art Gallery – Arts Concessional Entry Fees

Queensland Art Gallery’s ticket prices are set to ensure that they are affordable and to maximise attendance, with additional concessions provided to seniors, students, children, families, and a variety of concession card holders. The purpose of the Queensland Art Gallery Arts entry fees concession is to contribute to the cultural, social, and intellectual development of Queenslanders, and encourage diverse audiences.

State Library of Queensland – Venue Hire Rebates

State Library of Queensland provides venue hire concessions to targeted community and non-profit groups including cultural and charitable organisations and educational institutions in order to support events and programs directly linked to State Library of Queensland’s services, programs, and activities.

Table A.2.15	Queensland Fire Department

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Emergency Management Levy Concession	11.5	11.7
Total	11.5	11.7

Emergency Management Levy Concession

The Emergency Management Levy (EML) is applied to all prescribed Queensland property via council rates to ensure there is a secure funding base for fire and emergency services when Queenslanders are at risk during emergencies such as fire and accidents, as well as floods, cyclones, storms. A 20 per cent discount is available on the EML for a property that is the owner’s principal place of residence and where the owner holds a Commonwealth Pensioner Concession Card or a Repatriation Health Card (Gold Card). In 2024–25, 285,000 property owners are estimated to receive the concession.

Budget Strategy and Outlook 2024-25

Table A.2.16	Queensland Health

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Oral Health Scheme[1]	186.6	188.3
Patient Travel Subsidy Scheme[2]	99.8	118.5
Medical Aids Subsidy Scheme[3]	28.0	31.1
Spectacle Supply Scheme[4]	9.3	10.6
Hospital Car Parking Concession Scheme[5]	1.8	1.8
Total	325.5	350.3

Notes:

1.

The increase in 2024–25 estimate is primarily due to an escalation in state funding for the Oral Health Scheme. In the 2024–25 financial year, Commonwealth funding available under the Federation Funding Agreement on Public Dental Services for Adults will be the same as previous years.

2.	The increase in Patient Travel Subsidy Scheme (PTSS) expenditure is due to increased PTSS claims, driven by increased demand projections and increased concession rate subsidies.
3.

The 2023–24 estimated actual of $28.0 million is lower than the 2023–24 estimate by $2.5 million due to residual impacts of the COVID-19 pandemic in July to December 2023. 2024–25 estimate represents a return to normal operations utilising the full year MASS budget.

4.	2024–25 estimate represents a return to normal operations utilising the full year Spectacle Supply Scheme budget.
5.	Actual expenditure varies slightly from year to year in response to demand by eligible patients, the value of parking tickets, and the level of subsidy provided, at each site.

Oral Health Scheme

The Oral Health Scheme provides free dental care to eligible clients and their dependants who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card.

The average value of a course of treatment for eligible clients is approximately $830 for general care; $2,200 for treatment involving dentures; and $290 for emergency dental care. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate, generally 15 per cent to 20 per cent less than average private dental fees.

Patient Travel Subsidy Scheme

The Patient Travel Subsidy Scheme (PTSS) provides financial assistance to patients travelling for specialist medical services that are not available locally. The PTSS provides a financial subsidy toward the cost of travel and accommodation for patients and, in some cases, an approved escort when patients are required to travel more than 50 kilometres from their nearest public hospital or public health facility to access specialist medical services.

Patients receive fully subsidised commercial transport for the most clinically appropriate cost-effective mode or will be subsidised at the economy/government discount rate (less GST and fees). The mileage subsidy is 34 cents per kilometre where patients travel by private car. Accommodation subsidies are $70 per person, per night, for the patient and approved escort if they stay in commercial accommodation. Should the patient or escort stay with family or friends, a subsidy of $10 per person per night is available.

Budget Strategy and Outlook 2024-25

Repatriation costs for deceased patients under the PTSS scheme to their Queensland place of residence; or their Queensland Traditional Homelands; or their Queensland First Nations Country is also provided for.

Medical Aids Subsidy Scheme

The Medical Aids Subsidy Scheme (MASS) provides access to funding assistance for the provision of a range of aids and equipment to eligible Queensland residents with permanent and established conditions or disabilities. Aids and equipment are provided primarily to assist people to live at home, therefore avoiding premature or inappropriate residential care or hospitalisation.

Subsidies vary based on service category and clinical criteria and are provided to assist with the costs of communication aids, continence aids, daily living aids, medical grade footwear, mobility aids, orthoses and oxygen. Actual expenditure for 2023–24 reflects the changing impacts of the National Disability Insurance Scheme (NDIS) as MASS clients are competing with NDIS participants for prescriber services.

Based on demand in 2023–24, and current applications, the scheme is estimated to provide 66,500 occasions of service to approximately 45,755 clients. The scheme is estimated to provide approximately 60,000 occasions of service to approximately 47,000 clients in 2024–25.

Spectacle Supply Scheme

The Spectacle Supply Scheme (SSS) provides eligible Queensland residents with free access to a comprehensive range of basic spectacles every 2 years including bifocals and trifocals. Applicants must be holders of an eligible concession card and be deemed by a prescriber to have a clinical need for spectacles.

The SSS provides around 90,000 items each year to approximately 70,000 clients (some clients require more than one pair of spectacles due to clinical need). With eligibility on a 2 year basis, demand can fluctuate across financial years. During 2023–24, it is estimated that SSS will provide approximately 63,000 items to 59,000 clients. The average cost of services provided to applicants during 2023–24, is approximately $139 per item, including the costs of administering the scheme through the Medical Aids Subsidy Scheme.

Hospital Car Parking Concession Scheme

The Hospital Car Parking Concession Scheme supports Hospital and Health Services to provide affordable car parking for eligible patients and their carers at 17 Queensland public hospitals with paid parking. Car parking concessions are available to eligible patients and their carers who attend hospital frequently, or for an extended period of time; patients and their carers with special needs who require assistance; and patients and carers experiencing financial hardship. The scheme provides access to discounted parking with an average discount of approximately 50 to 60 per cent of the commercial cost of parking, with a 60 per cent average discount realised across all sites in 2023–24.

Budget Strategy and Outlook 2024-25

A.3 Concessions by government-owned corporation

Table A.3.1	Energy Queensland Limited

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Regulated Service Charges - Energex	11.4	12.1
Regulated Service Charges - Ergon Energy	10.3	11.3
Total	21.7	23.4

Regulated Service Charges – Energex

Under Schedule 8 of the Electricity Regulation 2006, charges for a range of services provided by Energex Limited (Energex) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Energex is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Energex, resulting in a concession provided to energy retailers and in turn, to households.

Regulated Service Charges – Ergon Energy

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by Ergon Energy Corporation Limited (Ergon Energy) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Ergon Energy is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Ergon Energy, resulting in a concession provided to energy retailers and in turn, to households.

Table A.3.3	Gladstone Ports Corporation Limited

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Concessional Port Charges	36.0	38.0
Total	36.0	38.0

Concessional Port Charges

The Gladstone Ports Corporation Limited (GPC) is subject to a number of long-term major industry contracts where port charges are significantly lower than market rates. These historical contracts were entered into to support various industries and government initiatives from time to time. The amounts shown are estimates of the revenue foregone by GPC as a result of being unable to charge commercial rates.

Budget Strategy and Outlook 2024-25

Table A.3.4	Sunwater Limited

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Water Supply Contracts[1,2]	51.6	53.8
Total	51.6	53.8

Notes:

1.	No CSO values are included in these concessions.
2.	The movement takes into account prices increasing in line with CPI.

Water Supply Contracts

Sunwater has a number of historic non-commercial water supply contracts that benefit specific entities (including local governments). The amount shown represents the difference between the estimated revenue under these contracts and what could potentially be recovered under a commercial cost allocation pricing model.

Table A.3.5	Concessional Leases by Entity (Industry, Commercial and Community)

Concession	2023–24 Est. Act. $ million	2024–25 Estimate $ million
Port of Townsville Limited	6.6	6.8
Gladstone Ports Corporation Limited	3.3	5.4
Queensland Rail Limited	2.6	2.7
Far North Queensland Ports Corporation Limited	2.0	2.0
North Queensland Bulk Ports Corporation Limited	1.5	1.5
Total	16.0	18.4

Concessional Leases (Industry, Commercial and Community)

The above government-owned corporation entities provide leases to various community organisations, local councils, government departments and industry participants at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Budget Strategy and Outlook 2024-25

Appendix B: Tax expenditure statement

Context

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation.

This Tax Expenditure Statement (TES) details revenue forgone as a result of Queensland Government decisions relating to the provision of tax exemptions or concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver government policy objectives. Tax expenditures are provided through a range of measures, including:

•	tax exemptions, rebates or deductions

•	the application of reduced tax rates to certain groups or sectors of the community

•	provisions, which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual budget process.

Methodology

Revenue forgone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue forgone approach. This method estimates the revenue forgone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession.

One of the deficiencies of the revenue forgone approach is that effects on taxpayer behaviour resulting from tax expenditures are not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

Measuring tax expenditures requires the identification of:

•	a benchmark tax base

•	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer

•	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

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Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

•	the tax rate structure

•	any specific accounting conventions applicable to the tax

•	the deductibility of compulsory payments

•	any provisions to facilitate administration

•	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of what features of a tax constitute a tax expenditure, as well as the relevant benchmark revenue bases and rates, requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue forgone from exemptions or concessions provided to government agencies. Very small exemptions or concessions are also excluded.

The tax expenditure statement

This year’s statement includes estimates of tax expenditures in 2022–23 and 2023–24 for payroll tax, the mental health levy, land tax, duties, the waste disposal levy and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue forgone is presented in Table B.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

Budget Strategy and Outlook 2024-25

Table B.18	Tax expenditure summary[1]

	2022–23[2] $ million	2023–24 $ million
Payroll tax
Exemption threshold	1,077	1,159
Graduated tax scale	31	33
Deduction scheme	585	651
Regional discount	106	117
Section 14 exemptions	900	969
Local government	162	175
Education	241	260
Hospitals (excluding public hospitals)	72	77
Charities	425	457
Apprentice and trainee exemption	112	119
Apprentice and trainee rebate	48	51
General practitioner payroll tax amnesty[3]	100	100
Total payroll tax	2,959	3,199
Mental health levy[4]
Graduated scale	93	199
Total mental health levy	93	199
Land tax
Liability threshold[5]	889	939
Graduated land tax scale	1,770	2,163
Principal place of residence exemption	428	525
Primary production exemption	206	267
Part 6 Divisions 2 and 3 exemptions not included elsewhere[6]	173	182
Land developers’ concession	5	9
Total land tax	3,471	4,085
Duties
Transfer duty
Home concession	517	538
First home concession[7]	189	144
First home vacant land	14	13
AFAD exemption/ex gratia	14	18
Insurance duty
WorkCover	93	108
Health insurance	488	503
Compulsory third party (CTP)[8]	91	92
Total duties	1,406	1,416

Budget Strategy and Outlook 2024-25

	2022–23[2] $ million	2023–24 $ million
Queensland waste levy
Exempt waste – general[9]	92	17
Approved exemptions[9]	94	172
Approved discounts	10	9
Total waste levy	196	199
Taxes on gambling
Gaming machine taxes	135	139
Casino taxes	12	14
Total gambling tax	147	153
Total	8,272	9,251

Notes:

1.	Numbers may not add due to rounding.
2.	2022–23 estimates may have been revised since the 2023–24 Queensland Budget.
3.	Estimates reflect the amnesty period covering the five years prior to 30 June 2025 (i.e. including 2022–23 and 2023–24).
4.	2022–23 estimates reflect implementation from 1 January 2023 (i.e. half a financial year).
5.	Land tax is payable only on the value of taxable land above a threshold, depending on ownership structure.
6.	Applicable, but not limited to; religious bodies, public benevolent institutions, and other exempt charitable institutions.
7.

Decline in 2023–24 reflects fewer transactions being eligible for the concession in 2023–24 than in 2022–23. Revenue foregone in 2024–25 is expected to increase due to the raising of the property value threshold as announced under this Budget.

8.	CTP duty is levied at a rate of 10 cents per policy.
9.

Decrease in Exempt waste and increase in Approved exemptions in 2023–24 are due to changes to the waste levy exemption for clean earth which commenced 1 July 2023. Clean earth no longer has a general exemption, instead an exemption can be applied for by landfill operators to use clean earth for operational purposes on their site.

Budget Strategy and Outlook 2024-25

Discussion of individual taxes

Payroll tax

The benchmark tax base for payroll tax is assumed to be all taxable wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Payroll Tax Act 1971.

Payroll tax exemption threshold

From 1 July 2019, employers who employ in Queensland with an annual Australian payroll of $1.3 million or less are exempt from payroll tax. On the basis of November 2023 average weekly adult total earnings, the threshold corresponded to businesses with payrolls equivalent to employing approximately 13 full-time equivalent employees. This exemption is designed to assist small and medium sized businesses.

Graduated payroll tax scale

Queensland employers with Australian payrolls between $1.3 million and $6.5 million are liable for payroll tax at a rate of 4.75 per cent, and those with payrolls above $6.5 million are liable at a rate of 4.95 per cent. The benchmark tax rate for payroll tax is assumed to be 4.95 per cent.

Deduction scheme

Until 1 January 2023, Queensland employers with Australian payrolls between $1.3 million and $6.5 million benefit from a deduction of $1.3 million, which reduces by $1 for every $4 by which the annual payroll exceeds $1.3 million, with no deduction for employers or groups that have annual payroll in excess of $6.5 million.

From 1 January 2023, the deduction applies to payrolls between $1.3 million and $10.4 million, reducing by $1 in every $7 by which the annual payroll exceeds $1.3 million. No deduction is available for employers or groups that have annual payroll in excess of $10.4 million.

Regional discount

Employers who are based in regional Queensland and pay over 85 per cent of taxable wages to regional areas may be entitled to a discount on the rate of payroll tax imposed on their taxable wages. The discounted payroll tax rates for regional businesses are 3.75 per cent for employers who pay $6.5 million or less in Australian taxable wages, or 3.95 per cent for employers who pay more than $6.5 million in Australian taxable wages.

Budget Strategy and Outlook 2024-25

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Payroll Tax Act 1971. The activities for which estimates have been calculated are wages paid by charities for employees working in hospitals, non-tertiary private educational institutions and for other qualifying exempt purposes, and for local governments (excluding commercial activities).

Apprentice and trainee exemptions

Most apprentice and trainee wages are exempt from payroll tax. To be eligible the employee must sign a training contract with their employer to undertake an apprenticeship or traineeship declared under the Further Education and Training Act 2014.

Apprentice and trainee rebate

In addition to being exempt wages for payroll tax, a rebate can be claimed that reduces the overall payroll tax liability of an employer. The rebate is calculated by multiplying 50 per cent of the apprentice and trainee wages by the applicable payroll tax rate for each return period.

General practitioner payroll tax amnesty

An amnesty is being provided to qualifying medical practices, otherwise liable to pay payroll tax on payments made to contracted general practitioners (GPs), up to 30 June 2025 and for the previous 5 years (i.e. 2018–2025). The amnesty recognises a potential lack of awareness of the payroll tax treatment of contractors among GPs and the need to support these practices to come into compliance with the least disruption possible.

Mental health levy

The benchmark tax base for the mental health levy is assumed to be taxable wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Payroll Tax Act 1971 that are paid by employers or groups of employers with Australian taxable wages of at least $10 million (on an annual basis).

A number of organisations are provided with exemptions from the mental health levy under Section 14 of the Payroll Tax Act 1971. Further, most apprentice and trainee wages are exempt from the mental health levy. The revenue foregone as a result of these exemptions cannot be quantified at this time.

Graduated scale

Queensland employers with Australian payrolls between $10 million and $100 million are liable for a primary rate of 0.25 per cent, and those with payrolls above $100 million are liable for the primary rate of 0.25 per cent plus an additional rate of 0.5 per cent. The benchmark rate for the mental health levy is assumed to be 0.75 per cent.

For the 2022–23 financial year, the thresholds are adjusted to accommodate the levy commencing during the financial year. For wages paid or payable for the period 1 January to 30 June 2023, Queensland employers with Australian payrolls between $5 million and $50 million

Budget Strategy and Outlook 2024-25

are liable for a primary rate of 0.25 per cent, and those with payrolls above $50 million are liable for the primary rate of 0.25 per cent plus an additional rate of 0.5 per cent.

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland. As outlined below for each specific tax expenditure, the appropriate benchmark tax rate for land tax is either the top rate of land tax applicable in Queensland (excluding surcharges) in each financial year, or the effective rate under the graduated scale of land tax rates for revenue foregone.

Liability threshold

Land tax is payable on the value of taxable land equal to or above a threshold which depends on the land’s ownership. The threshold for companies, trusts and absentees is $350,000 and for resident individuals the threshold is $600,000.

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land holdings with a taxable value of less than $10 million for resident individuals and companies, trustees and absentees. The benchmark rates used for estimating the tax expenditures were the highest rates applicable for different types of owner, 2.25 per cent for individuals, 2.5 per cent for absentees and 2.75 per cent for companies and trustees.

Principal place of residence exemption

Land owned by resident individuals as their principal place of residence is excluded from the estimate of taxable land value in calculating land tax. The benchmark rates used for estimating the tax expenditures were the effective rate under the graduated scale of land tax rates.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming. The benchmark rates used for estimating the tax expenditures were the effective rate under the graduated scale of land tax rates.

Budget Strategy and Outlook 2024-25

Part 6 Divisions 2 and 3 exemptions (not elsewhere included)

A number of land tax exemptions are granted in Part 6 Divisions 2 and 3 of the Land Tax Act 2010 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

Land tax payable by land developers is calculated on the basis that the unimproved value of undeveloped land subdivided in the previous financial year and which remains unsold at 30 June of that year is 60 per cent of the Valuer-General’s value. This concession is outlined in Section 30 of the Land Tax Act 2010.

Duties

Home concession

A concessional rate of duty applies to purchases of a principal place of residence. A one per cent concessional rate applies on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5 per cent and 3.5 per cent. For properties valued over $350,000, the scheduled rates of transfer duty apply on the excess.

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. For 2023–24 and earlier, a full concession is provided for purchases of a first principal place of residence valued up to $500,000, phasing out at $550,000.

From 2024–25, a full concession will be provided for eligible purchases of a first principal place of residence valued up to $700,000, phasing out at $800,000.

First home vacant land concession

A first home concession is available for the purchase of certain vacant land up to the value of $400,000, with a full concession available on certain vacant land up to the value of $250,000 — for years up to and including 2023–24.

From 2024–25, a full concession will be provided for eligible vacant land purchases valued up to $350,000, phasing out at $500,000.

Additional foreign acquirer duty exemption

An Australian-based foreign corporation or trust whose commercial activities involve significant development by adding to the supply of housing stock in Queensland, where such development is

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primarily residential, may be eligible for ex-gratia relief from the additional 7 per cent foreign acquirer duty.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (not for life insurance). The benchmark tax rate is 9 per cent.

Queensland Waste Levy

The Queensland waste levy is payable by landfill operators on waste disposed to landfill, except waste generated and disposed in the non-levy zone. In 2023–24, the levy rate was $105 per tonne in the metropolitan levy area and $91 per tonne in the regional levy area (higher for regulated wastes).

General levy exemptions exist for particular wastes, such as those from declared disasters and severe local weather events. Also, levy exemptions are available on application for other particular wastes, such as waste from charitable recycling organisations and community clean-up events.

Levy discounts of 50 per cent are available on application for residue wastes from particular recycling activities. Seventy per cent of proceeds from the waste levy will be used for waste programs, environmental priorities and community purposes.

Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

A progressive tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated monthly on the gaming machine taxable metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20 per cent of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10 per cent applies for gross revenue from standard transactions in the Cairns and Townsville casinos. The tax rate applicable to gaming machines in casinos is 30 per cent of gross revenue in the Brisbane and Gold Coast casinos, and 20 per cent in the Cairns and Townsville casinos.

In addition, concessional rates of 10 per cent also apply for revenue from high rollers table game play in all casinos. A GST credit is provided to casinos that approximates a reduction in the above tax rates of 9.09 per cent.

Budget Strategy and Outlook 2024-25

Appendix C: Revenue and expense assumptions and sensitivity analysis

The 2024–25 Queensland Budget, similar to all other jurisdictions, is based in part on assumptions made about parameters, both internal and external to Queensland, which can impact directly on economic and fiscal forecasts.

The sensitivity of revenue and expense forecasts to movements in underlying assumptions is particularly relevant given the ongoing uncertainty in global and national economic conditions and other factors that can directly or indirectly impact key revenues.

The forward estimates in the 2024–25 Queensland Budget are framed on a no-policy-change basis. That is, the expenditure and revenue policies in place at the time of the budget (including those announced in the budget) are applied consistently throughout the forward estimates period.

Table C.1 shows the main components of taxation and royalty revenue, and the forecast revenues for each component across the forward estimates.

Table C.1	Taxation and royalty revenue[1]

	2022–23 Actual $ million	2023–24 Est. Act. $ million	2024–25 Budget $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
Payroll tax and mental health levy	5,850	6,715	7,245	7,678	8,079	8,444
Transfer duty	5,240	5,605	6,793	7,081	7,326	7,672
Other duties	2,232	2,478	2,596	2,729	2,845	2,967
Gambling taxes and levies	1,911	2,048	2,141	2,220	2,301	2,384
Land tax	1,732	2,032	2,499	2,832	3,120	3,300
Motor vehicle registration	2,226	2,352	2,046	2,470	2,593	2,687
Other taxes	1,409	1,440	1,478	1,564	1,645	1,747
Total tax revenue	20,601	22,670	24,799	26,573	27,910	29,202
Royalties
Coal	15,360	10,541	6,233	4,810	4,595	4,512
Petroleum[2]	2,350	1,705	1,594	1,269	1,039	990
Other royalties[3]	504	526	579	499	442	427
Total royalties	18,214	12,771	8,406	6,578	6,076	5,929
Land rents	181	184	193	197	201	206
Total royalties and land rents	18,395	12,955	8,599	6,774	6,278	6,136

Notes:

1.	Numbers may not add due to rounding.
2.	Includes liquefied natural gas (LNG).
3.	Includes base and precious metal and other mineral royalties.

The remainder of this chapter outlines the key assumptions, estimates and risks associated with key revenue and expenditure forecasts.

Budget Strategy and Outlook 2024-25

Taxation revenue assumptions and revenue risks

The rate of growth in tax revenues is dependent on a range of factors linked to the rate of growth in economic activity in the state. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation or wages.

Therefore, any change in the level of economic activity compared with that reflected in the economic forecasts outlined in this paper would impact a broad range of taxation receipts.

Wages and employment growth – payroll tax

Wages and employment growth have a direct impact on payroll tax collections. In 2024–25, wages in Queensland are forecast to increase by 3 3⁄4 per cent, while employment is forecast to rise 1 1⁄2 per cent in 2024–25.

The composition of the payroll tax base is also important as businesses in sectors such as tourism, retail and hospitality are often outside the tax base because they are below the specified threshold. A one percentage point variation in either Queensland wages growth or employment is estimated to change total payroll tax collections by approximately $72 million in 2024–25.

Property prices and transaction volumes – transfer duty

Transfer duty, as a transaction-based tax, can be volatile from year to year reflecting cyclical residential and non-residential market conditions. In 2024–25, transfer duty is expected to grow strongly, reflecting ongoing strength and activity in the property market, including strength in residential property prices.

After a modest decline in 2022–23, residential prices have grown strongly across 2023–24, while growth is expected to continue at more moderate levels over the coming years.

Residential transaction volumes have remained relatively stable, but remain higher than pre-COVID-19 levels, underpinned by ongoing strong population growth.

A one percentage point variation in either the average value of property transactions or the volume of transactions is estimated to change transfer duty collections by approximately $68 million in 2024–25.

Budget Strategy and Outlook 2024-25

Royalty assumptions and revenue risks

Table C.2 provides the key assumptions adopted for the 2024–25 Queensland Budget in relation to coal and petroleum royalties, which represent the bulk of Queensland’s royalty revenue.

Table C.2	Coal royalty assumptions[1]

	2022–23 Actual	2023–24 Est. Act.	2024–25 Budget	2025–26 Projection	2026–27 Projection	2027–28 Projection
Tonnages—crown export[2] coal (Mt)	190	197	209	220	229	225
Exchange rate US$ per A$[3]	0.67	0.66	0.69	0.72	0.75	0.75
Year average coal prices (US$ per tonne)[4]
Hard coking	279	286	208	186	185	185
PCI/Semi-soft	259	168	141	134	133	133
Thermal	304	133	120	120	120	120
Year average oil price
Brent (US$ per barrel)[5]	102	84	87	80	75	75

Notes:

1.	Numbers in this table may be affected by rounding.
2.

Excludes coal produced for domestic consumption and where royalties are not paid to the government (private royalties). The 2024–25 estimated domestic coal volume is approximately 24.4 Mt and private coal is 7.0 Mt.

3.	Estimated year-average.
4.

Estimated year-average spot prices for highest quality coking and thermal coal. Lower quality coal can be sold below this price, with indicative average prices for 2023–24 as follows: hard coking US$195/t and thermal US$93/t.

5.	Published Brent oil prices are lagged by 4 months to better align with royalty revenue.

Exchange rate and commodity prices and volumes

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate and commodity prices and volumes.

Since mid-2021, there has been an unprecedented surge in coal prices. While prices have since moderated from these exceptionally high levels, they remain elevated compared to historical levels.

The recent strength in global coal prices is primarily driven by a range of short-term supply side factors and disruptions. As such, prices are expected to return to more sustainable levels across the forward estimates. However, the timing and extent of the decline remains uncertain.

Coal royalties are based on progressive rates with higher royalty rates applying to higher coal prices. This means coal royalty estimates are even more sensitive to price movements at times when prices are very high, therefore providing increased returns to Queenslanders from royalties on this valuable and limited resource during times when coal producers are also benefitting from the high prices in terms of increased revenues and profits.

Contracts for the supply of commodities are generally written in US dollar terms. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and, therefore, expected royalty collections.

Budget Strategy and Outlook 2024-25

Potential impact on coal royalty revenue1

For each one cent movement in the A$-US$ exchange rate in 2024–25, the impact on royalty revenue would be approximately $192 million.

A one per cent variation in export coking and thermal coal volumes would lead to an estimated change in royalty revenue of approximately $61 million. A one million tonne variation in export volumes would lead to an estimated change in royalty revenue of approximately $29 million.

A one per cent variation in the average price of export coal would lead to an estimated change in royalty revenue of approximately $129 million.

Parameters influencing Australian Government GST payments to Queensland

The 2024–25 Queensland Budget incorporates estimates of GST revenue grants to Queensland based on 2024–25 Federal Budget estimates of national GST collections and Queensland Treasury assumptions of Queensland’s share. The estimates of collections are primarily determined by the value of national consumption subject to GST.

Since the Australian Government payments are based on the amount actually collected, it is the Queensland Budget that bears the risks of fluctuations in GST collections. As with all other tax estimates, there is a risk of lower collections than estimated if national economic growth and consumption are weaker than expected.

Due to the complexities associated with the GST base, the information provided in the Federal Budget papers is insufficient to prepare indicative estimates of the sensitivity of GST forecasts to key variables.

Sensitivity of expenditure estimates and expenditure risks

Public sector wage costs

Salaries and wages form a large proportion of General Government Sector operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements.

The 2024–25 Budget and forward estimates reflect growth in full-time equivalent and wage increases consistent with existing agreements, the government’s wages policy, and an allowance for future bargaining agreements. It is estimated that a one percentage point increase in wage rates above expectation would increase employee expenses by around $352 million per annum.

Interest rates

The General Government Sector has a total debt servicing cost forecast at $2.655 billion in 2024–25. The current average duration of General Government Sector borrowing with the Queensland Treasury Corporation (QTC) is 6.0 years.

The majority of General Government Sector debt is held under fixed interest rates and, therefore, the impact of interest rate variations on debt servicing costs in 2024–25 would be relatively modest, with the impact occurring progressively across the forward estimates.

[1]	Sensitivities represent the estimated change to royalty revenue accruing over the 2024–25 return period.

Budget Strategy and Outlook 2024-25

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth, inflation and the discount rate. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

Budget Strategy and Outlook 2024-25

Appendix D: Fiscal aggregates and indicators

	2016–17 Actual[1] $ million	2017–18 Actual[1] $ million	2018–19 Actual[1] $ million	2019–20 Actual[1] $ million	2020–21 Actual[1] $ million	2021–22 Actual[1] $ million	2022–23 Actual[1] $ million	2023–24 Est. Act. $ million	2024–25 Projection $ million	2025–26 Projection $ million	2026–27 Projection $ million	2027–28 Projection $ million
General Government
Total revenue	56,194	58,087	59,828	57,778	62,791	74,185	89,810	89,059	88,107	88,717	90,670	95,332
Tax revenue	12,919	13,244	14,165	14,585	16,249	20,011	20,601	22,670	24,799	26,573	27,910	29,202
Total expenses	53,369	56,337	58,843	63,505	63,706	69,902	75,880	88,495	90,738	89,232	89,783	93,305
Employee expenses	21,258	22,681	24,019	25,662	26,385	28,068	30,557	33,231	35,217	36,030	37,094	38,465
Net operating balance	2,825	1,750	985	(5,728)	(915)	4,284	13,930	564	(2,631)	(515)	887	2,027
Capital purchases	4,620	5,126	5,764	6,306	6,682	7,878	9,899	11,061	12,831	14,485	14,577	12,763
Net capital purchases	2,265	2,337	3,192	3,436	3,942	4,356	5,838	6,281	8,159	9,032	8,228	6,081
Fiscal balance	560	(587)	(2,207)	(9,164)	(4,857)	(72)	8,092	(5,717)	(10,790)	(9,547)	(7,341)	(4,054)
Borrowing with QTC	31,358	29,256	29,468	37,570	46,153	49,000	46,166	54,100	68,902	84,301	96,176	104,641
Leases and similar arrangements[2]	1,882	2,142	2,612	6,485	7,703	7,671	7,519	7,819	8,177	7,166	7,006	6,703
Securities and Derivatives	(0)	122	121	198	220	93	41	39	39	39	39	39
Net debt	(355)	(509)	(198)	14,036	11,344	10,997	2,615	12,223	27,407	40,552	52,076	59,831

Non-financial Public Sector
Total revenue	64,855	66,164	68,329	66,171	71,318	85,485	100,821	98,639	98,517	99,704	103,095	109,333
Capital purchases	7,291	7,643	8,460	9,482	9,877	11,130	14,300	17,482	22,241	25,767	24,561	22,331
Borrowing with QTC	69,107	66,964	67,576	76,464	85,901	90,851	89,442	98,334	115,260	135,540	151,714	164,188
Leases and similar arrangements[2]	1,882	2,142	2,612	6,977	8,157	8,028	7,887	8,446	8,766	7,691	7,774	7,408
Securities and Derivatives	895	405	720	1,503	1,570	17,374	5,491	1,790	681	409	385	390

Notes:

1.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated to ensure comparability.
2.	Approximately $2.2 billion increase in General Government and $2.6 billion in NFPS in 2019-20 on adoption of the new lease accounting standard AASB 16.

Budget Strategy and Outlook 2024-25

	2016–17 Actual[1] %	2017–18 Actual[1] %	2018–19 Actual[1] %	2019–20 Actual[1] %	2020–21 Actual[1] %	2021–22 Actual[1] %	2022–23 Actual[1] %	2023–24 Est. Act. %	2024–25 Projection %	2025–26 Projection %	2026–27 Projection %	2027–28 Projection %
General Government
Revenue/GSP	17.1	16.6	16.3	16.0	17.1	16.3	17.8	17.1	16.3	15.8	15.5	15.5
Tax/GSP	3.9	3.8	3.9	4.0	4.4	4.4	4.1	4.4	4.6	4.7	4.8	4.7
Own source revenue/GSP	8.8	8.6	8.6	8.4	8.1	8.8	10.2	9.5	8.8	8.6	8.2	8.0
Expenses/GSP	16.3	16.1	16.1	17.6	17.3	15.4	15.1	17.0	16.8	15.9	15.3	15.2
Employee expenses/GSP	6.5	6.5	6.6	7.1	7.2	6.2	6.1	6.4	6.5	6.4	6.3	6.3
Net operating balance/GSP	0.9	0.5	0.3	(1.6)	(0.2)	0.9	2.8	0.1	(0.5)	(0.1)	0.2	0.3
Capital purchases/GSP	1.4	1.5	1.6	1.7	1.8	1.7	2.0	2.1	2.4	2.6	2.5	2.1
Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	134.2	107.0	105.5	(2.5)	0.7	136.9	204.6	34.8	13.2	31.2	41.4	63.8
Fiscal balance/GSP	0.2	(0.2)	(0.6)	(2.5)	(1.3)	(0.0)	1.6	(1.1)	(2.0)	(1.7)	(1.3)	(0.7)
Total borrowings/GSP	10.1	9.0	8.8	12.3	14.7	12.5	10.7	11.9	14.3	16.3	17.6	18.1
Total Borrowings/Revenue	59.2	54.3	53.8	76.6	86.1	76.5	59.8	69.6	87.5	103.1	113.8	116.8
Lease and other liabilities/revenue	3.3	3.7	4.4	11.2	12.3	10.3	8.4	8.8	9.3	8.1	7.7	7.0
Net debt/revenue	(0.6)	(0.9)	(0.3)	24.3	18.1	14.8	2.9	13.7	31.1	45.7	57.4	62.8
Revenue growth	10.7	3.4	3.0	(3.4)	8.7	18.1	21.1	(0.8)	(1.1)	0.7	2.2	5.1
Tax growth	3.0	2.5	7.0	3.0	11.4	23.1	2.9	10.0	9.4	7.2	5.0	4.6
Expenses growth	6.5	5.6	4.4	7.9	0.3	9.7	8.6	16.6	2.5	(1.7)	0.6	3.9
Employee expenses growth	6.1	6.7	5.9	6.8	2.8	6.4	8.9	8.8	6.0	2.3	3.0	3.7
Non-Financial Public Sector
Capital purchases/GSP	2.2	2.2	2.3	2.6	2.7	2.5	2.8	3.4	4.1	4.6	4.2	3.6
Total borrowings/GSP	21.9	19.9	19.4	23.5	26.0	25.6	20.4	20.9	23.1	25.6	27.3	28.0
Total Borrowings/Revenue	110.8	105.1	103.8	128.4	134.1	136.0	102.0	110.1	126.6	144.1	155.1	157.3
Net financial liabilities/revenue	111.2	111.5	114.9	158.3	142.5	117.8	90.5	99.3	117.8	134.4	144.1	145.5

Notes:

1.

With the implementation of the latest GFS Manual (AGFS15), some categories have been restated to ensure comparability. GSP figures reflect 2022–23 ABS National Accounts: State Accounts and Queensland Treasury forecasts.

Queensland Budget 2024–25 Budget Strategy and Outlook Budget Paper No.2

20% OFF YOUR REGO Queensland Budget 2024–25 Budget Strategy and Outlook Budget Paper No.2

DOING WHAT MATTERS

FOR QUEENSLAND

QUEENSLAND BUDGET 2024–25

BUDGET CAPITAL STATEMENT

BUDGET PAPER NO. 3

2024–25 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

Service Delivery Statements

Appropriation Bills

Budget Overview

Regional Action Plans

First Nations acknowledgement

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© The State of Queensland (Queensland Treasury) 2024

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© The State of Queensland (Queensland Treasury)—2023–24 Queensland Budget

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Capital Statement

Budget Paper No. 3

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Capital Statement 2024-25

State Budget

2024–25

Capital Statement

Budget Paper No. 3

Capital Statement 2024-25

Contents

1	Approach and highlights	1

Features		1

1.1	Introduction	3
1.2	Queensland’s infrastructure frameworks	4
1.3	Key capital projects and programs	6

2	2024–25 Capital program overview	19

2.1	Introduction	19
2.2	Capital purchases	20
2.3	Capital grants	24

3	Capital outlays by entity	28

3.1	Agriculture and Fisheries	28
3.2	Child Safety, Seniors and Disability Services	31
3.3	Education	33
3.4	Employment, Small Business and Training	41
3.5	Energy and Climate	43
3.6	Environment, Science and Innovation	52
3.7	Housing, Local Government, Planning and Public Works	55
3.8	Justice and Attorney-General	60
3.9	Legislative Assembly of Queensland	63
3.10	Premier and Cabinet	64
3.11	Queensland Corrective Services	65
3.12	Queensland Fire Department	67
3.13	Queensland Health	72
3.14	Queensland Police Service	78
3.15	Queensland Treasury	82
3.16	Regional Development, Manufacturing and Water	83

Capital Statement 2024-25

3.17	Resources	89
3.18	State Development and Infrastructure	90
3.19	Tourism and Sport	94
3.20	Transport and Main Roads	97
3.21	Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts	117
3.22	Youth Justice	122

Appendix A:	Entities included in capital outlays 2024–25	123
Appendix B:	Key concepts and coverage	126
Appendix C:	Capital purchases by entity by region 2024–25	127

Capital Statement 2024-25

1	Approach and highlights

Features

•

The Queensland Government is investing in a record level of economic and social infrastructure as it continues to deliver the transformational Big Build. The 2024-25 Queensland Budget will underpin the development of the state, with a total capital program of $107.262 billion over 4 years.

•

This investment will bring a generational change, creating more jobs, better communities and stronger regions. Over the 13 years to 2027–28, the government will have supported over $225 billion in infrastructure works.

•

In 2024–25, the government will invest $27.1 billion in capital, directly supporting around 72,000 jobs. A record $18.568 billion, or 68.5 per cent (up from 65.5 per cent in 2023-24) of this capital program will be invested outside of the Greater Brisbane region, supporting around 50,000 jobs.

•

Capital expenditure on health infrastructure in 2024–25 will total $2.167 billion with a focus on increasing bed capacity across the state. Queensland Health is committed to delivering an additional 3,378 beds by 2031–32 including more than 230 beds scheduled to come online in 2024–25. Work is continuing on the government’s $11.215 billion Capacity Expansion Program delivering around 2,200 additional beds.

•

Capital expenditure by the transport portfolio is budgeted to total $9.494 billion in 2024–25. This includes significant capital investment in rail, with $786 million towards the Queensland Train Manufacturing Program, $513.6 million to continue construction work on Cross River Rail, $500 million towards the Logan and Gold Coast Faster Rail project, $115 million towards the Beerburrum to Nambour Rail Upgrade (Stage 1) and $110.8 million towards the Direct Sunshine Coast Rail Line (Stage 1) funding commitment. There is also substantial ongoing investment to fund major upgrades to the Bruce Highway and the M1 Pacific Motorway, including $650 million towards construction on Coomera Connector (Stage 1).

•

In 2024–25, the government will invest $1.274 billion to ensure that facilities in Queensland’s state schools are world-class and continue to meet demand and support contemporary learning requirements. Investment in new schools is being facilitated through the Building Future Schools Program.

•

The 2024–25 Budget also includes a landmark capital investment of around $26 billion over the four years to 2027–28 to deliver the Queensland Energy and Jobs Plan, with Queensland’s publicly-owned energy businesses leading the state’s energy transformation.

•

In 2024–25, significant investments include $712 million for Powerlink to progress CopperString 2032, $800.7 million for Stanwell’s Wambo and Tarong West Wind Farms, $500 million for CS Energy’s Lotus Creek Wind Farm, $274.8 million for CleanCo’s Swanbank Battery and $935.9 million for Queensland Hydro to progress the Borumba Pumped Hydro Energy Storage.

1

Capital Statement 2024-25

•

Major seaport capital projects in 2024–25 include finalisation of the $251.2 million Port of Townsville Channel Capacity Upgrade, the $360 million expansion of the Cairns Marine Precinct, the $116 million Northern Land Expansion at Gladstone Port and initial works for North Queensland Bulk Ports to progress the Bowen Wharf replacement project.

•

Through state-owned water businesses, the Queensland Government is delivering increased water security, fortifying the flood resilience of water infrastructure and ensuring the ongoing safety and reliability of dams. Major investments in 2024–25 include $311.1 million for the Fitzroy to Gladstone Pipeline, $26.1 million for the Mount Crosby Flood Resilience Program, $56 million to deliver the Toowoomba to Warwick Pipeline, and $303.4 million towards the dam improvement programs of Sunwater, Seqwater and the Gladstone Area Water Board.

•

To address ongoing pressures in the state’s housing system, the government is implementing its housing plan, Homes for Queenslanders, backed by an investment of over $3 billion. This represents a significant uplift on top of the already major investment in social and affordable housing, with total investment by the government for social and affordable housing infrastructure increasing to $1.125 billion in 2024–25.

•

The government is investing in initiatives to meet demand pressures facing the correctional and detention systems. This includes $627.6 million over 5 years from 2023–24 for the new youth detention centre at the Woodford Correctional Precinct and $97.3 million in 2024–25 to complete the $885.3 million Lockyer Valley Correctional Centre.

•

The government is continuing to implement the Women’s Safety and Justice Taskforce, Hear her voice – Report one – Addressing coercive control and domestic and family violence in Queensland recommendations, including $49.1 million over 4 years from 2022-23 to complete capital upgrades to court rooms.

•

A key element of the government’s capital program is providing grants to local governments and non-government organisations to support their work in communities across Queensland. In total, the government will provide $4.142 billion in capital grants in 2024–25, including $2.707 billion outside of the Greater Brisbane region. This includes more than $1.281 billion to support the Queensland Government program of infrastructure renewal and recovery within disaster-affected communities.

2

Capital Statement 2024-25

1.1	Introduction

The Capital Statement presents an overview of the Queensland Government’s infrastructure delivery program and proposed capital outlays for 2024–25.

The Queensland Government is continuing to deliver its flagship Big Build capital program, investing in infrastructure to provide vital services for a growing state. The 2024–25 capital program is a record investment across a range of asset classes, regions and sectors. This includes investment in new and ongoing projects in health, transport, the clean energy transformation, education and social and affordable housing.

The $27.1 billion of investment outlined in the 2024–25 Capital Statement is estimated to directly support around 72,000 jobs, with 50,000 of these jobs located outside of the Greater Brisbane region.

Cost pressures

Nationally, a combination of strong demand with ongoing domestic and international supply chain disruptions has resulted in increases in construction costs and prices. Queensland is not immune to these challenges.

Building construction costs in Queensland, as published in the ABS Producer Price Index, have risen by 31.2 per cent over the 3-year period ended March quarter 2024. This has been an issue not only for Queensland. Nationally, building construction costs have increased by a similar amount of 27.6 per cent over the same period.

The government has responded to these challenges by using clear assessment frameworks to ensure economic benefits and costs are understood, alternative (non-infrastructure) solutions are assessed and delivery models reflect best practice. Appropriate contingency amounts are included in project budgets to minimise uncertainty over the final cost of projects.

Where costs have increased to levels beyond project budgets, managing these costs at a program level has provided further capacity to meet cost pressures. Where program and project management practices have been exhausted, the government has provided additional funding supplementation to deliver on the government’s commitments.

Across the 2023-24 and 2024-25 budgets, supplementation of over $2 billion has been provided for cost escalation where it could not otherwise be managed within agency budgets, including transport, housing, education and health.

The government remains committed to maximising the benefits for Queenslanders by using best practices in procurement to support local jobs and businesses and drive economic and social outcomes. The government is delivering the 2024–25 capital program in partnership with suppliers that can ensure projects deliver on best practice industrial relations, including adopting modern and progressive industrial relations practices and ensuring terms of employment are at least equivalent to best practice industry conditions.

Government must continue to provide vital services and invest in strengthening and diversifying our economy and meet the needs of a growing population in the face of these increasing costs and infrastructure capacity constraints.

3

Capital Statement 2024-25

1.2	Queensland’s infrastructure frameworks

The Queensland Government’s infrastructure frameworks focus on achieving robust capital planning, quality investment decisions and economic development.

The government has established the Big Build Cabinet Committee to provide oversight of the capital program. This will ensure that infrastructure programs and proposals reflect the priorities of the government and that infrastructure is delivered in line with those priorities.

The government’s infrastructure frameworks and planning processes are critical in prioritising the continued delivery of this infrastructure program. This is informed by, and responding to, the latest population projections from the Queensland Government Statistician’s Office.

State Infrastructure Strategy

The State Infrastructure Strategy (SIS) sets the vision and statewide priorities for infrastructure. It provides a framework for how the Queensland Government will plan and invest in infrastructure over the 20-year period to 2042. The SIS was developed with infrastructure providers and informed by industry and the community, aligning priorities across agencies while also seeking partnerships with all levels of government and the private sector.

State-significant priorities and initiatives focus on realising infrastructure opportunities and addressing challenges that Queensland will face into the future.

Regional Infrastructure Plans

Queensland is a diverse state and its regions have different priorities. Supporting the SIS, the introduction of 7 Regional Infrastructure Plans (RIPs)/Regional Infrastructure Supplements covering all of Queensland recognises the significant role infrastructure plays in catalysing regional economic resilience, growth and liveability.

As one of the SIS priority actions, these plans are being progressively developed as part of a coordinated program, alongside statutory regional plan reviews and Regional Transformation Strategies, in consultation with stakeholders (industry, peak bodies and local government) through a place-based approach to help prioritise regionally significant infrastructure needs.

The Queensland Government Infrastructure Pipeline

The Queensland Government Infrastructure Pipeline (QGIP) provides industry with visibility of the government’s infrastructure pipeline, creating confidence and enabling workforce planning. QGIP complements the SIS and RIPs and demonstrates the government’s commitment to delivering Queensland’s infrastructure needs.

4

Capital Statement 2024-25

Infrastructure Proposal Development Policy

The Infrastructure Proposal Development Policy (IPDP) sets the government’s objectives for planning and assessing major infrastructure, including:

•	aligning agency infrastructure programs with whole-of-government objectives to maximise outcomes for the state

•	supporting agencies to mature their infrastructure planning and assessment capabilities

•	providing targeted assistance and assurance advice to agencies on major infrastructure proposal development

•	ensuring frameworks and systems are in place and applied to give government confidence in infrastructure investment decisions.

Project Assessment Framework

The Project Assessment Framework (PAF) is used across the Queensland Government to ensure a common and rigorous approach to assessing projects at critical stages in their development lifecycle.

The PAF is administered by Queensland Treasury and applied by government departments to evaluate proposals for infrastructure projects and proposals for the procurement of goods and services. The PAF may also be used by other government entities when developing and implementing project assessment methodologies.

Business Case Development Framework

The Business Case Development Framework (BCDF) supports the implementation of the PAF by providing agencies with detailed guidance and tools to complete assessment and assurance of infrastructure proposals. The BCDF informs the development of proposals from early assessment stages through to detailed business case stage. It is scalable and can be applied to all infrastructure proposals.

The BCDF ensures that major infrastructure proposals are thoroughly assessed to provide a firm basis for government investment decisions. The BCDF guidance materials and templates are published and maintained by the Department of State Development and Infrastructure.

5

Capital Statement 2024-25

1.3	Key capital projects and programs

Queensland Health Capacity Expansion Program

As Queensland’s population expands, so does the demand on the health system. In the 2024-25

Budget, the Queensland Government is providing a $1 billion boost to this program to optimise patient flow within hospitals, reduce wait times and improve healthcare delivery.

Along with additional funding committed by the Australian Government and philanthropic contributions to the Queensland Cancer Centre, the Capacity Expansion Program now totals $11.215 billion over 6 years to deliver around 2,200 additional overnight beds at 15 facilities across the Queensland health system:

•	New Bundaberg Hospital

•	New Coomera Hospital

•	New Toowoomba Hospital

•	New Queensland Cancer Centre

•	Cairns Hospital expansion

•	Hervey Bay Hospital expansion

•	Ipswich Hospital expansion

•	Logan Hospital expansion

•	Mackay Hospital expansion

•	Princess Alexandra Hospital expansion

•	QEII Hospital expansion

•	Redcliffe Hospital expansion

•	Robina Hospital expansion

•	The Prince Charles Hospital expansion

•	Townsville University Hospital expansion.

Accelerated Infrastructure Delivery Program

Queensland Health is continuing to deliver the Accelerated Infrastructure Delivery Program to increase bed capacity by 289 overnight beds across several projects. In 2024-25, works continue at the Ripley Satellite Hospital site on the Sub-Acute Expansion and Multi-Storey Car Park, and at the Gold Coast University Hospital on the Sub-Acute Expansion.

Regional, Rural and Remote Health Infrastructure

To ensure Queenslanders receive world-class health care no matter where they live, Queensland Health continues to invest in health infrastructure, capital works and projects across regional, rural and remote Queensland. In 2024-25, the government’s continued funding of the $943 million Building Rural and Remote Health Program (Phase 2) will see construction continue, including:

6

Capital Statement 2024-25

•	Blackwater Multipurpose Health Service

•	Camooweal Primary Health Care Centre

•	Childers Multipurpose Health Service

•	Cow Bay Primary Healthcare Centre

•	Doomadgee Hospital

•	Millmerran Multipurpose Health Service

•	Moranbah Hospital Redevelopment

•	Normanton Hospital

•	Pormpuraaw Primary Health Care Centre

•	Tara Hospital

•	Staff Accommodation to support recruitment and retention in rural and remote areas

•

other rural and remote investments to replace, upgrade or expand aging infrastructure, including locations at Bamaga, Chinchilla, Hughenden, Jandowae, Laidley, Richmond, Home Hill, Badu Island, Boigu, Horn Island, Laura, Biloela, Lockhart River and Boonah.

Cross River Rail

Cross River Rail is the largest transport project in South East Queensland. It is funded via a capital contribution of $6.349 billion along with private financing of $1.499 billion secured through a public private partnership.

This transformative transport project involves a new 10.2 kilometre rail line from Dutton Park to Bowen Hills, including 5.9 kilometres of twin tunnels under the Brisbane River and CBD and 4 new high capacity underground stations (at Boggo Road, Woolloongabba, Albert Street and Roma Street).

The Cross River Rail project is being delivered in partnership with the private sector through 2 major infrastructure packages of work: Tunnel, Stations and Development (TSD) with Pulse Consortium through a public private partnership; and Rail, Integration and Systems (RIS) through an alliance model with Unity Alliance.

The project will also support the introduction of a new world-class signalling system, the

European Train Control System (ETCS), which will allow trains to run more frequently, efficiently and with improved safety.

Each of Cross River Rail’s high-capacity stations will generate unique opportunities for urban renewal, economic development, inner-city precinct revitalisation and new employment.

Cross River Rail is into its fifth year of major construction, with work underway at 17 worksites across South East Queensland.

Cross River Rail is estimated to support up to 7,700 full-time equivalent jobs and 450 new apprenticeship and traineeship opportunities during construction.

7

Capital Statement 2024-25

Queensland Transport and Roads Investment Program

The Queensland Transport and Roads Investment Program (QTRIP) is a four-year program released annually outlining current and planned investments in transport infrastructure. QTRIP spans road, rail, bus, cycling and marine infrastructure on freight, commuter and recreational networks. QTRIP includes works for the Department of Transport and Main Roads, Queensland Rail and the Gold Coast Waterways Authority.

The program of works detailed in QTRIP 2024-25 to 2027-28 represents a $37.4 billion investment over the 4 years. QTRIP is developed in accordance with funding allocations identified by the Queensland and Australian Governments in their annual budgets, which align to both governments’ policy objectives and agendas. The strategic intent of QTRIP is shaped by state infrastructure planning processes and specific transport strategies and plans developed in accordance with state legislation.

M1 Pacific Motorway Upgrades and Coomera Connector

A safe, efficient and reliable M1 Pacific Motorway plays an important role in driving productivity and competitiveness across South East Queensland. The program of works, jointly funded by the Queensland and Australian Governments, is delivering major projects, such as the Varsity Lakes (Exit 85) to Tugun (Exit 95) upgrade, Eight Mile Plains to Daisy Hill upgrade and the Exit 49 interchange upgrade at Pimpama. The Queensland and Australian Governments have also committed $1 billion towards upgrades between Daisy Hill and the Logan Motorway.

The M1 program of works is complemented by the Queensland and Australian Governments’ commitment of $3.026 billion (on a 50:50 basis) to plan and construct Coomera Connector (Stage 1) between Coomera and Nerang. Coomera Connector (Stage 1) will provide an alternative route for the growing communities and commercial hubs of Helensvale and Coomera. This includes an additional $864 million committed by both the Queensland and Australian Governments on a 50:50 basis to deliver the project. This brings the state’s total contribution to $1.513 billion, to ensure the project can be delivered for the community.

Bruce Highway Upgrades

The Bruce Highway is Queensland’s major north-south freight and commuter corridor, connecting coastal population centres from Brisbane to Cairns over almost 1,700 kilometres. The Queensland Government will continue to work with the Australian Government to deliver the Bruce Highway Upgrade Program, aimed at improving safety, flood resilience and capacity along the length of the highway.

8

Capital Statement 2024-25

The 2024-25 capital program includes investment towards several key projects on the Bruce Highway, improving safety and access and supporting jobs across the regions, including the following example investments (noting the total budgets):

•	$1.730 billion to construct the Rockhampton Ring Road

•	$1.162 billion to construct Cooroy to Curra (Section D)

•	$948 million for the upgrade between the Gateway Motorway and Dohles Rocks Road (Stage 1)

•	$733 million funding commitment towards the upgrade between Anzac Avenue and Uhlmann Road

•	$336 million towards a bypass of Tiaro, to increase the flood immunity, safety and efficiency of the Bruce Highway

•	$290 million for the upgrade between Dohles Rocks Road and Anzac Avenue (Stage 1).

Gold Coast Light Rail (Stage 3)

The Australian Government ($395.6 million contribution), Queensland Government

($713.3 million contribution) and City of Gold Coast ($110.1 million contribution) are co-funding the project, with a total project cost of $1.219 billion.

Stage 3 of Gold Coast Light Rail will connect to the existing Gold Coast Light Rail network (from Helensvale to Broadbeach South), delivering a 6.7-kilometre extension from Broadbeach South to Burleigh Heads and providing 8 additional stations.

Logan and Gold Coast Faster Rail (Kuraby to Beenleigh) Upgrade

The Australian Government and Queensland Government have committed a total of $5.75 billion (on a 50:50 basis) towards the Logan and Gold Coast Faster Rail (Kuraby to Beenleigh) upgrade.

To support growing population and rail patronage demand between Brisbane, Logan and the Gold Coast, the number of Beenleigh and Gold Coast train services needs to be doubled over the next 20 years. The rail line between Kuraby and Beenleigh is a capacity bottleneck on the rail corridor.

The Logan and Gold Coast Faster Rail project will increase the number of tracks from 2 to 4 and allow the free movement of both all-stops and express trains, so that more of our fastest services can run more frequently and more reliably.

The project will also improve train station accessibility by upgrading stations between Kuraby and Beenleigh, removing 5 level crossings, improving park ‘n’ ride facilities and providing a new continuous active travel path connecting to stations along the 20-kilometre section of upgraded tracks.

By connecting the largest centres in South East Queensland, the Gold Coast rail line will also play a significant role in servicing the travel needs of the Brisbane 2032 Olympic and Paralympic Games.

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Capital Statement 2024-25

Queensland Train Manufacturing Program

The Queensland Government’s Queensland Train Manufacturing Program (QTMP) was established to meet the increasing demand for rail transport in South East Queensland over the next 10 years.

The QTMP will build 65 new 6-car passenger trains at a purpose-built manufacturing facility at Torbanlea, in the Maryborough region. As part of the program, a new rail facility will also be constructed at Ormeau, in the Gold Coast region.

The QTMP will support South East Queensland’s population and economic growth, as well as Cross River Rail and the Brisbane 2032 Olympic and Paralympic Games.

Construction of the facilities, trains and maintenance of the fleet will support Queensland jobs now and into the future. The program brings with it a pipeline of training and development opportunities to Queensland.

The Queensland Government has committed $4.869 billion for the manufacturing phase of the QTMP.

Direct Sunshine Coast Rail Line (Stage 1)

The Direct Sunshine Coast Rail Line will transform travel to and from the Sunshine Coast, making the peak-hour commute by train between Brisbane and Caloundra 45 minutes faster than by car.

The Direct Sunshine Coast Rail Line will extend the South East Queensland rail network from the North Coast Line at Beerwah to Maroochydore. The first stage will see a 19-kilometre dual track built from Beerwah to Caloundra, making it the longest spur line in the south-east passenger rail network. Stage 1 will also see protection of the updated rail alignment all the way to Maroochydore and includes further planning, design and engagement with the market to confirm delivery costs and timeframes to deliver the Direct Sunshine Coast Rail Line to Birtinya. Stage 1 also includes enhancements to the bus network and new active transport facilities, to ensure communities around the Sunshine Coast have convenient and reliable connections to the stations.

The Queensland and Australian Governments have each committed $2.75 billion to deliver the first-stage of the rail line from Beerwah to Caloundra by 2032. Stage 1 is expected to cost between $5.5 billion to $7 billion, with cost estimates to be finalised following further design development, market engagement and procurement.

The project is now in pre-delivery and major construction activities are expected to commence in 2026.

Beerburrum to Nambour Rail Upgrade (Stage 1)

The Beerburrum to Nambour (B2N) rail upgrade will provide a range of benefits for the community by increasing track capacity and improving reliability on the North Coast Line for passengers and freight in the growing Sunshine Coast region.

Works are progressing well on Stage 1 of B2N rail upgrade with preconstruction and design works currently underway for the main construction works. These works will duplicate the North Coast Line between Beerburrum and Beerwah, address level crossings on the alignment, expand the park ‘n’ ride facility in Beerburrum and undertake associated road works. B2N early works completed in August 2023 delivered new park ‘n’ ride facilities at Landsborough and Nambour

10

Capital Statement 2024-25

stations – creating 350 additional car parks, a new bus interchange at Landsborough station and a realigned one-kilometre section of Steve Irwin Way near Glass House Mountains. The timing for delivery and staging of construction works will be finalised following the completion of detailed design and after a construction contract is awarded.

The Australian and Queensland Governments have now committed $1.004 billion towards the Beerburrum to Nambour Rail Upgrade (B2N) Stage 1, including a commitment of $387.5 million from the Queensland Government. Future stages of the Beerburrum to Nambour Rail Upgrade will be confirmed as part of the $6.3 million duplication study. This study will review demand to develop a blueprint for investment on the North Coast Line beyond the completion of B2N Stage 1 to 2046. The pathway to full duplication will also be considered within this study.

Social and Affordable Housing

The Queensland Government’s recently announced housing plan, Homes for Queenslanders, sets a target of one million new homes by 2046, including 53,500 social homes. This is not a task the Queensland Government can deliver alone. It will work with the Australian Government and the community housing sector to deliver homes for Queenslanders.

Importantly, this new commitment reinforces previous social housing investment made by the Queensland Government. Since July 2021, the QuickStarts Queensland program has commenced 2,357 social homes, with 929 homes delivered and a further 560 homes in construction. The total social housing capital program in 2024-25 is almost 52 per cent greater than the 2023-24 housing capital program budget, including capital grants.

At the Queensland Housing Summit in October 2022, the Queensland Government boosted the Housing Investment Fund (HIF) to $2 billion. Under the expanded HIF, $130 million per annum is available to support an increased target of 5,600 new social and affordable home commencements by 30 June 2027. As at 30 April 2024, 846 social and affordable homes supported by the HIF have commenced. This includes 295 homes in construction and 375 homes which are delivered providing housing for approximately 675 people.

Southport Supportive Accommodation Project

As part of the 2024-25 Queensland Budget, the government has committed to the development of the Southport Supportive Accommodation Project. Importantly, this will be delivered on the Gold Coast, a region experiencing some of the greatest housing pressures across the state.

The Southport Supportive Accommodation Project will deliver approximately 200 social and affordable dwellings, subject to final design, to support people experiencing or at risk of homelessness and those experiencing housing instability. It will assist some of the community’s most vulnerable cohorts including older women and women who have experienced domestic and family violence.

The Southport Supportive Accommodation Project will be underpinned by a best-practice supportive housing model. It will include wrap-around services for people with high needs and offer onsite support services to residents and specialised tenancy management support.

The Southport Supportive Accommodation Project forms part of the Queensland Government’s Homes for Queenslanders plan, which is targeting 53,500 social homes by 2046, including supported accommodation places.

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Capital Statement 2024-25

Government Employee Housing

In 2024-25, the Queensland Government will invest $162.9 million to deliver secure and fit-for-purpose government employee housing in remote and regional communities, as part of its commitment to attract and retain key frontline staff.

This program will include new accommodation for staff delivering critical services, replacement or refurbishment of residences at the end of their useful life to modern design standards. It will also include the upgrade of residences to ensure they remain of an appropriate amenity for government workers in locations across Queensland.

New School Infrastructure

Through the Building Future Schools Program, the government is delivering new state schools in high-growth areas across Queensland.

The government has delivered 27 new schools since 2015 and a further 2 new schools will open in 2025.

The Department of Education is planning for the delivery of more new schools and additional classrooms to meet expected enrolment growth into the future. This year’s Budget includes $334 million over 4 years to deliver new and upgraded, fit-for-purpose, learning environments that support educational outcomes.

Queensland Energy and Jobs Plan

The Queensland Energy and Jobs Plan (QEJP) outlines the pathway over the next 10 to 15 years to transform Queensland’s energy system to deliver clean, reliable and affordable power, create a platform for strong economic growth and continued investment, and support the achievement of the state’s renewable energy and emissions reduction targets.

Through publicly-owned energy entities, the 2024-25 capital program continues to deliver on the QEJP with investments across a range of renewable energy, storage and network projects that will support the decarbonisation of the State’s energy system, including:

•

$712 million for Powerlink to continue delivery of the CopperString 2032 transmission line from Townsville to Mt Isa, connecting the Queensland North West Minerals Province to the national electricity grid

•	$935.9 million for Queensland Hydro to progress the 2 gigawatt, 24-hour Borumba Pumped Hydro Energy Storage project

•	$500 million for CS Energy to invest in the 285 megawatt Lotus Creek Wind Farm in Central Queensland

•	$424 million for Stanwell to develop the 436.5 megawatt Tarong West Wind Farm near Kingaroy

•	$376.7 million for Stanwell to develop Stages 1 and 2 of the Wambo Wind Farm near Dalby, with a combined capacity of 506 megawatts, in partnership with global renewables developer, Cubico

•	$369.9 million for Stanwell to develop the 300 megawatt, 4-hour Central Renewable Energy Zone Battery at Stanwell Power Station – Queensland’s largest grid-scale battery project

12

Capital Statement 2024-25

•	$274.8 million for CleanCo to continue construction of the 250 megawatt, 2-hour Swanbank Battery

•	$254.7 million for Energy Queensland to continue delivery of the Local Network Battery Plan across Queensland

•	$174.3 million for CS Energy develop the 228 megawatt Boulder Creek Wind Farm near Rockhampton

•	$131.4 million for CS Energy to develop the 200 megawatt, 2-hour Greenbank Battery.

Borumba Pumped Hydro Energy Storage

In 2023-24, the Queensland Government proceeded with the 2 gigawatt, 24-hour Borumba Pumped Hydro Energy Storage project located southwest of Gympie. This project will be delivered by the Queensland Government-owned Queensland Hydro and is a cornerstone investment of the QEJP. The project, which is subject to final approvals by the Queensland and Australian Governments, plays a fundamental role in meeting the Queensland Government’s renewable energy and emission reduction targets.

The total cost to deliver the Borumba Pumped Hydro Energy Storage project is estimated to be

$14.159 billion. The 2023–24 Queensland Budget approved up to $6 billion in equity funding over the project’s construction phase. In 2024–25, Queensland Hydro is investing $935.9 million to progress approvals, continue exploratory works and procure the main works for this project.

In addition to supporting the transition of Queensland’s electricity grid towards renewables, the project will provide benefits to the local economy. The construction workforce will peak at over 2,000. Exploratory works are expected to continue through 2024–25, with main works targeted to commence in 2025.

Pioneer-Burdekin Pumped Hydro Energy Storage

In 2023-24, the Queensland Government provisioned $1 billion of equity to support the assessment, feasibility and progress of the Pioneer-Burdekin Pumped Hydro Energy Storage project located west of Mackay. This work will continue in 2024-25, with staged construction expected to commence in 2026-27 subject to a final investment decision.

CopperString 2032

The Queensland Government is investing $5 billion in CopperString 2032, a transmission line from Townsville to Mount Isa that will connect Queensland’s North West Minerals Province to the national electricity grid. In 2024-25, Powerlink is investing $712 million on construction works for the project.

This project, to be delivered by Queensland Government-owned Powerlink, will unlock one of Australia’s largest renewable energy zones and potentially more than $500 billion in new critical minerals in North Queensland. It will connect vast renewable wind and solar resources with critical minerals mining and processing that can be used to make batteries and renewables. CopperString 2032 has the potential to support around 800 direct jobs during construction (to 2029) and thousands more in critical minerals mining and renewable energy industries.

In October 2023, the government announced a $1.3 billion Delivery Launch Package to progress the project, which is supporting early works and construction later in 2024. Through this package, Powerlink is establishing 100 permanent project jobs, procuring electrical equipment, undertaking

13

Capital Statement 2024-25

site investigations and detailed planning and design activities, and advancing site infrastructure works, including camps and access works.

This project will support the QEJP and the State’s transition to clean, reliable and affordable power.

Works for Queensland

The $1.1 billion Works for Queensland program will continue to support local governments outside South East Queensland by funding job-creating maintenance and minor infrastructure projects relating to assets owned or controlled by local governments. In 2024-25, $124.5 million will be delivered towards Works for Queensland projects.

Disaster Resilience Program

As one of the most disaster impacted states in Australia, it is imperative to help local Queensland communities better prepare for future natural disasters. Increasing the resilience of infrastructure and investing in innovative programs to lessen the impacts of natural disasters means that communities can recover more quickly after a natural disaster strikes.

The Queensland Reconstruction Authority (QRA) will administer a suite of programs in 2024-25 aimed at promoting disaster recovery and resilience of Queensland communities.

QRA will allocate $38.2 million in 2024-25 as part of $95.4 million to be administered over 3 years towards high priority disaster resilience and mitigation infrastructure projects jointly funded by the Queensland and Australian Governments from Disaster Recovery Funding Arrangements efficiencies.

A further $6.7 million is allocated in 2024-25 towards 6 projects worth $16.8 million being delivered over 3 years, to assist recovery and post-disaster initiatives in communities significantly impacted by the South East Queensland Rainfall and Flooding event, funded by the Australian Government’s Emergency Response Fund.

The $10 million North Queensland Natural Disaster Mitigation Program will allocate $2 million in 2024-25 to help local governments in North and Far North Queensland reduce their disaster risk and assist in reducing the growth of insurance costs for residents, businesses and the community.

Lockyer Valley Correctional Centre

In 2023, the Southern Queensland Correctional Precinct - Stage 2 was formally named the Lockyer Valley Correctional Centre in recognition of the region in which it is located. Construction of the over 1,500-bed facility commenced in early 2021 and will continue into 2024–25, with the centre forecast to commence commissioning in late 2024.

Upon completion, the $885.3 million centre will continue to provide significant economic benefits to the Lockyer Valley region, with more than 900 operational staff required, including custodial correctional officers, trade instructors, psychologists, occupational therapists and social workers.

This new state-of-the-art facility will enable a health and rehabilitation operating model, which will help to address complex prisoner needs such as mental health and substance abuse and reduce the risk of reoffending. It will also ease overcrowding across Queensland’s correctional services system and deliver a safer environment for staff, prisoners and the community.

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Capital Statement 2024-25

Domestic and Family Violence Courthouse Improvements

As part of the continued response to the Queensland Women’s Safety and Justice Taskforce,

Hear her voice – Report one – Addressing coercive control and domestic and family violence in Queensland, the Queensland Government is committed to a range of domestic and family violence (DFV) courthouse capital upgrades to support enhanced delivery of DFV services at selected locations. These capital improvements to existing courthouse infrastructure will make facilities functional, client-centred and trauma-informed and support the safety of victims of domestic and family violence attending court.

This includes $49.1 million over 4 years from 2022-23 to complete DFV capital upgrades to

Mackay, Ipswich, Cairns, Caboolture, Maroochydore, Toowoomba, Rockhampton and Brisbane courthouses, including new DFV courtrooms and safe rooms, reconfigured registry counters, public waiting areas and interview rooms, improved stakeholder facilities, public amenities and security infrastructure, to maximise victim safety.

Construction was completed at Ipswich and Caboolture Courthouses in 2023-24. Construction is anticipated to commence in 2024-25 at the remaining sites.

Youth Detention Centre

The government will continue to progress work on a new youth detention centre for Queensland. The facility will be built at the Woodford Correctional Precinct, north west of Brisbane, with a projected construction cost of $627.6 million over 5 years from 2023-24.

Construction of the new 80-bed youth detention centre at Woodford commenced in early 2024, with Stage 1 of the centre expected to be complete by 2026.

The centre will include therapeutic design elements aimed at supporting the rehabilitation of young people and improving community safety. These include smaller, home-like accommodation units; consultation and treatment rooms; multi-purpose spaces for education, skills development, and training; and areas for physical activity. The design of the centre also considers and incorporates First Nations knowledge and culture. The Jinibara People Aboriginal Corporation provided guidance and expertise on important elements, including spaces for community, cultural connection and green spaces and landscaping.

The government is also providing additional funding for the construction of a 40-bed youth detention centre at Cairns, however expenditure for this measure is subject to commercial negotiations.

Port of Townsville Channel Capacity Upgrade

Delivery of the Townsville Channel Capacity Upgrade (TCCU), which commenced in early 2019, is nearing completion with the dredging component of works concluding in March 2024 and reclamation area works continuing throughout 2024. The TCCU, the largest infrastructure project in the port’s history, widens the shipping channel to allow access for larger vessels and facilitate future trade growth in the region.

The TCCU project is jointly funded by the Queensland and Australian Governments and the Port of Townsville Limited (POTL), and forms part of the Townsville City Deal signed in December 2016. The total project cost of the TCCU project is $251.2 million with the Queensland Government contributing $105 million, the Australian Government committing $75 million, and

15

Capital Statement 2024-25

POTL funding the remainder. The TCCU project will continue to support the local economy and jobs, with more than 2,000 people having worked on the project to-date.

Gladstone Port Northern Land Expansion Project

The Queensland Government committed $100 million in the 2023–24 Budget for Gladstone Ports Corporation Limited to facilitate the $116 million Port of Gladstone Northern Land Expansion Project.

Funded through coal royalty revenues, the Northern Land Expansion Project involves construction of a bund wall for development of a new reclamation area at the port’s Northern Trade Precinct near Fisherman’s Landing. This development supports the release of additional land at the Port of Gladstone for prospective users and will facilitate the development of renewable energy projects such as hydrogen and other industries.

Cairns Marine Precinct – Common User Facility

The Queensland Government has committed $180 million to deliver an expansion of the Cairns Marine Precinct with the development of a Common User Facility delivered by Far North Queensland Ports Corporation Limited. The proposed Common User Facility will include a 5,000 tonne shiplift, a new wharf, 3 hardstand areas and 2 blast and paint sheds.

The Queensland Government is working with the Australian Government, which has committed to a co-contribution of $180 million, bringing total funding to $360 million to progress the project.

This investment, including $37 million in 2024–25, will help diversify the Cairns economy and take advantage of emerging commercial and defence-related opportunities for the precinct as an Australian Navy Regional Maintenance Centre. It will ensure that the Port of Cairns continues to be the leading maintenance, repair and overhaul facility in Northern Australia.

Bowen Wharf replacement project

In the 2023–24 Budget, the Queensland Government committed $50 million from coal royalty revenues for North Queensland Bulk Ports Corporation to progress plans, designs and approvals for the replacement of the Bowen Wharf which is nearing the end of its useful life.

Following extensive consultation with stakeholders on design options, the 2024–25 Budget includes $2 million to progress detailed design works and approvals to replace the Bowen Wharf. Construction works are planned to occur between 2025 and 2028.

Dam Improvement Program

To ensure state-owned dams continue to operate safely during extreme weather events, the 2024–25 Budget allocates $303.4 million to the Dam Improvement Programs of Sunwater, Seqwater and Gladstone Area Water Board. This includes further planning, early and enabling works, and commencement of major improvement works.

Construction is expected to commence later this year on the Lake Macdonald Dam improvement project, with budgeted expenditure of $71.4 million in 2024–25.

The Queensland Government has allocated $540 million towards raising and improving Burdekin Falls Dam. The 2-metre raise will create an additional 150,000 megalitres of water supply, supporting long-term economic development in North Queensland. Sunwater is forecasting expenditure of $73.9 million in 2024–25 to continue planning and preconstruction activities, including finalising the Environmental Impact Statement process.

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Capital Statement 2024-25

The 2024–25 Budget also supports the government’s commitment to build a new Paradise Dam wall, with $109.6 million allocated to continue planning and enabling works in 2024–25. The Queensland and Australian Governments have each committed $600 million to the project, which will ensure safe and secure water supply to support economic growth in the Bundaberg region. Planning work and preconstruction activities will also continue for future upgrades to Somerset, Wivenhoe, North Pine and Awoonga Dams.

South West Pipeline

The $95.2 million South West Pipeline project is nearing completion and will be the largest addition to the South East Queensland Water Grid since completion of the Northern Pipeline Interconnector in 2012.

The 24-kilometre pipeline will connect Beaudesert to the South East Queensland Water Grid to improve regional water security as well as supporting the Bromelton State Development Area. Up to 100 jobs were supported during construction which is on track to be completed in mid–2024.

Toowoomba to Warwick Pipeline (formerly the Southern Downs Drought Resilience Package)

The Queensland Government committed $273.1 million for construction of the Toowoomba to Warwick Pipeline, part of a more than $300 million investment into water security in the Toowoomba and Southern Downs regions. The project will provide a permanent water supply to 3,400 residents in parts of the Toowoomba region and a much-needed drought contingency supply to 24,000 residents in the Southern Downs region.

Seqwater is delivering the pipeline, with an average of 400 jobs during construction, and targeted completion in 2026–27.

Mount Crosby Flood Resilience Program

The 2024–25 Budget provides $26.1 million of investment for projects under Seqwater’s Mount Crosby Flood Resilience Program.

This program is delivering major works to improve the flood resilience of critical infrastructure located at Mount Crosby, including the replacement and relocation of the existing East Bank substation, construction of a new 2-lane road bridge adjacent to the Mount Crosby Weir which was completed earlier this year and electrical upgrades to the East Bank Pump Station.

Fitzroy to Gladstone Pipeline

The Fitzroy to Gladstone Pipeline is a 117-kilometre raw water pipeline with capacity to transfer 30 gigalitres of water per annum from the Lower Fitzroy River to Gladstone. The pipeline will provide long term water security to Gladstone’s large industrial base and its urban areas. The pipeline is also expected to meet some early-stage water demands of the region’s emerging clean energy industry, including hydrogen.

The Queensland Government has approved $550 million of equity funding and a capital grant of up to $365 million in 2023-24, along with debt funding from the Gladstone Area Water Board, to complete and operationalise the pipeline which will also support an estimated 400 jobs during construction. Expenditure to 30 June 2024 is estimated at $592 million. Gladstone Area Water Board will deliver and operate the pipeline. The pipeline is expected to be commissioned by mid-2026.

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Capital Statement 2024-25

Brisbane 2032 Olympic and Paralympic Games

The 2024–25 Queensland Budget provides for total capital expenditure for Brisbane 2032 Olympic and Paralympic Games (Brisbane 2032) venues infrastructure of $7.1 billion over the 9 years to 2032–33 to be delivered by the Games Venue and Legacy Delivery Authority, once established.

Funding contributions have been agreed between the Queensland and Australian Governments for the jointly funded $7.1 billion venues infrastructure program to support the hosting of Brisbane 2032. The allocation of funding for specific venues projects is subject to government investment decisions following completion of project assessment activities.

Consistent with the government’s response to the Sport Venue Review, the venues infrastructure program comprises the Brisbane Arena ($2.5 billion), upgrades to the Queensland State Athletics Centre and refurbishment of the Gabba Stadium and Suncorp Stadium ($2.7 billion), and 15 new or upgraded venues under the Minor Venues Program ($1.9 billion). Of this, total funding of $560.6 million is allocated for minor venues works now in procurement, including Chandler Indoor Sports Centre ($214 million), Brisbane Aquatic Centre ($42.5 million), Sunshine Coast Indoor Sports Centre ($142.3 million), Sunshine Coast Mountain Bike Centre ($13.9 million) and Sunshine Coast Stadium ($147.9 million).

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Capital Statement 2024-25

2	2024–25 Capital program overview

2.1	Introduction

In this Budget, the Queensland Government has allocated a total of $27.1 billion in 2024–25 to provide productivity-enhancing economic and social infrastructure and a broad range of capital works projects across the state.

This investment will help create jobs, support Queensland businesses and grow the economy, including in Queensland’s vital regional areas. The 2024–25 capital program is estimated to directly support around 72,000 jobs across the state.

The 2024–25 capital program comprises $22.958 billion of purchases of non-financial assets (PNFA) and acquisitions of non-financial assets under finance leases, and $4.142 billion of capital grants expenses.

Importantly, the 2024–25 capital program demonstrates the government’s commitment to growing the state’s regions, with a record $18.568 billion, or 68.5 per cent (up from 65.5 per cent in 2023-24) of the capital program in 2024–25 to be spent outside of the Greater Brisbane region (Brisbane and Redlands, Logan and Ipswich), supporting an estimated 50,000 jobs across those regions.

The government’s capital program includes a range of critical infrastructure projects in the port, rail, water and energy sectors being delivered through the state’s Public Non-financial Corporations (PNFC) sector (that is, commercial entities of government, including government owned corporations).

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Capital Statement 2024-25

2.2	Capital purchases

The Queensland Government is continuing to provide the essential economic and social infrastructure needed to support economic growth, deliver essential services, and ensure ongoing improvements in the quality of life enjoyed by Queensland’s growing population.

The 2024–25 capital program includes $22.958 billion of PNFA and acquisitions of non-financial assets under finance leases.

Capital purchases in 2024–25, categorised according to purpose, are outlined in Chart 1. Transport continues to account for the largest share of purchases. The significant investment in the Queensland Energy and Jobs Plan has increased the overall share of energy infrastructure to 35 per cent of capital purchases, followed by health.

Chart 1	Capital purchases by purpose 2024–25

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Capital Statement 2024-25

Table 1 outlines the capital purchases by Queensland Government entity, including the 2023–24 year (estimated actual) and the Budget for 2024–25. Transport and Main Roads has the largest proportion of total capital purchases.

Table 1	Capital purchases by Queensland Government entity[1,2,3]

Entity	2023–24 Est. Actual $‘000	2024–25 Budget $‘000
Agriculture and Fisheries	43,430	32,418
Child Safety, Seniors and Disability Services	51,735	20,952
Education	1,446,877	1,275,608
Employment, Small Business and Training	82,302	95,656
Energy and Climate
Energy and Climate	89,477	—
Energy Generation Sector	2,118,974	4,121,091
Energy Transmission and Distribution	3,488,987	4,564,497
Environment, Science and Innovation	161,963	102,181
Housing, Local Government, Planning and Public Works	612,720	757,341
Justice and Attorney-General	48,805	75,985
Legislative Assembly of Queensland	56,322	3,646
Premier and Cabinet	331	1,060
Queensland Corrective Services	395,856	227,906
Queensland Fire Department	144,063	138,402
Queensland Health	2,114,113	2,166,612
Queensland Police Service	323,672	663,410
Queensland Treasury	5,922	40,978
Regional Development, Manufacturing and Water
Regional Development, Manufacturing and Water	7,463	3,500
Water Distribution and Supply	920,154	1,034,256
Resources	10,007	19,107
State Development and Infrastructure	132,944	142,783
Tourism and Sport	48,857	71,969
Transport and Main Roads
Transport and Main Roads	5,521,683	6,273,337
Port Authorities	196,819	281,321
Queensland Rail	1,149,259	1,748,048
Cross River Rail Delivery Authority	1,010,679	455,322
Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts	97,585	130,487
Youth Justice	33,110	221,114
Other agencies[4]	2,945	886
Other adjustments[5]	(1,239,729)	(1,112,013)
Anticipated contingency reserve[6]	(400,000)	(600,000)

Total capital purchases	18,677,325	22,957,860

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Capital Statement 2024-25

Total capital purchases breakdown	2023–24 Est. Actual $‘000	2024–25 Budget $‘000
Consisting of:
Purchases of non-financial assets per Non-financial Public Sector Cash Flow Statement (BP2 Table 9.9)	17,482,488	22,240,712
New leases	1,194,837	717,148

Total capital purchases	18,677,325	22,957,860

Notes

1.	Includes all associated statutory bodies.
2.	Numbers may not add due to rounding.
3.	The 2023-24 estimated actuals are presented on a post-machinery-of-government basis.
4.	Includes other Government entities with non-material capital programs.
5.

Representing inter-agency eliminations, movements in capital payable and receivable, funds held centrally, potential underspends in the PNFC sector and other accounting adjustments to align with Uniform Presentation Framework Statements.

6.	Contingency recognises that for General Government there is likely to be under spending resulting in a carryover of capital allocations.

22

Capital Statement 2024-25

Table 2 shows capital purchases by Regional Action Plan (RAP) region and statistical area. The government’s commitment to supporting growth in Queensland’s vital regional areas is highlighted by the fact that $15.861 billion (69.1 per cent) of capital purchases in 2024–25 will be spent outside of Greater Brisbane (Brisbane and Redlands, Logan and Ipswich).

Table 2	Capital purchases by RAP region and statistical area for 2024–25[1,2]

Regional Action Plan region	Capital purchases $‘000	Statistical area		Capital purchases $‘000
Brisbane and Redlands	4,201,320	301	Brisbane East	420,869
		302	Brisbane North	524,464
		303	Brisbane South	706,620
		304	Brisbane West	312,326
		305	Inner Brisbane	2,237,041
Ipswich	1,539,164	310	Ipswich	1,539,164
Wide Bay	3,293,893	319	Wide Bay	3,293,893
Darling Downs	1,605,102	307	Darling Downs Maranoa	941,858
		317	Toowoomba	663,244
Gold Coast	2,410,056	309	Gold Coast	2,410,056
Logan	1,356,433	311	Logan Beaudesert	1,356,433
Mackay-Whitsunday	1,141,720	312	Mackay	1,141,720
Outback Queensland[3]	660,612	315	Outback	1,109,821
Far North Queensland[3]	1,323,679	306	Cairns	874,470
Central Queensland	2,085,815	308	Central Queensland	2,085,815
Sunshine Coast	1,037,197	316	Sunshine Coast	1,037,197
Moreton Bay	1,045,672	313	Moreton Bay North	541,524
		314	Moreton Bay South	504,147
Townsville	1,257,198	318	Townsville	1,257,198

Total capital purchases				22,957,860

Notes

1.	Numbers may not add due to rounding.
2.	The anticipated capital contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends
3.	$449,210,000 of capital purchases in Outback statistical area belong to the Far North Queensland RAP region.

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Capital Statement 2024-25

2.3	Capital grants

The Queensland Government provides a range of grants to non-government entities (i.e. not government departments or statutory bodies) and individuals for capital acquisitions.

Total capital grants are expected to be $4.142 billion in 2024–25, with Chart 2 below outlining the capital grants to local governments (LG) and non-government organisations (NGOs).

Chart 2	Capital grants by purpose and recipient

24

Capital Statement 2024-25

Table 3 shows the planned expenditure on capital grants by Queensland Government entity for 2024–25. Queensland Reconstruction Authority within Queensland Fire Department has the highest proportion of capital grants, followed by Housing, Local Government, Planning and Public Works.

Table 3	Expenditure on capital grants by Queensland Government entity[1,2]

Entity	2023–24 Est. Actual $‘000	2024–25 Budget $‘000
Agriculture and Fisheries	4,945	100
Child Safety, Seniors and Disability Services	650	7,940
Education	156,498	137,893
Employment, Small Business and Training	11,822	2,475
Energy and Climate	42,287	18,000
Environment, Science and Innovation	41,455	51,925
Housing, Local Government, Planning and Public Works	589,135	984,848
Premier and Cabinet	5,759	—
Queensland Fire Department	1,376,777	1,280,946
Queensland Police Service	—	20,786
Queensland Treasury	65,556	154,756
Regional Development, Manufacturing and Water	123,279	147,171
Resources	—	500
State Development and Infrastructure	329,947	642,610
Tourism and Sport	156,050	230,490
Transport and Main Roads
Transport and Main Roads	534,859	678,009
Cross River Rail Delivery Authority	25,053	58,254
Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts	5,832	14,178
Other adjustments[3]	70,445	(288,786)

Total capital grants	3,540,349	4,142,095

Notes

1.	Includes associated statutory bodies.
2.	Numbers may not add due to rounding.
3.	Includes assets transferred, funds held centrally and other technical accounting adjustments.

25

Capital Statement 2024-25

Table 4 shows expenditure on capital grants by RAP region and statistical area. The government’s commitment to support growth in Queensland’s vital regional areas is highlighted by the fact that $2.707 billion (65.4 per cent) of capital grants in 2024–25 will be spent outside of Greater Brisbane (Brisbane and Redlands, Logan and Ipswich).

Table 4	Capital grants by RAP region and statistical area for 2024–25[1,2]

Regional Action Plan region	Capital grants $‘000	Statistical area		Capital grants $‘000
Brisbane and Redlands	1,021,417	301	Brisbane East	175,186
		302	Brisbane North	148,104
		303	Brisbane South	245,915
		304	Brisbane West	75,481
		305	Inner Brisbane	376,731
Ipswich	231,503	310	Ipswich	231,503
Wide Bay	209,225	319	Wide Bay	209,225
Darling Downs	323,435	307	Darling Downs Maranoa	235,127
		317	Toowoomba	88,307
Gold Coast	344,274	309	Gold Coast	344,274
Logan	182,013	311	Logan Beaudesert	182,013
Mackay-Whitsunday	114,315	312	Mackay	114,315
Outback Queensland[3]	286,418	315	Outback	483,956
Far North Queensland[3]	471,166	306	Cairns	273,628
Central Queensland	202,843	308	Central Queensland	202,843
Sunshine Coast	268,497	316	Sunshine Coast	268,497
Moreton Bay	236,766	313	Moreton Bay North	105,446
		314	Moreton Bay South	131,320
Townsville	250,218	318	Townsville	250,218

Total capital grants				4,142,095

Notes

1.	Numbers may not add due to rounding.
2.	The anticipated capital contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.
3.	$197,538,000 of capital grants in Outback statistical area belong to the Far North Queensland RAP region.

Chart 3 shows the distribution of the total 2024–25 capital program (capital purchases and capital grants) across the geographical regions of Queensland, as classified for Budget Paper 3 purposes.

26

Capital Statement 2024-25

Chart 3   Map of 2024–25 capital program by Queensland regions

Note: Boundaries are based on Regional Action Plans, 2024-25

27

Capital Statement 2024-25

3	Capital outlays by entity

3.1	AGRICULTURE AND FISHERIES

Department of Agriculture and Fisheries

Capital purchases and grants for the Department of Agriculture and Fisheries, reporting to the Minister for Agricultural Industry Development and Fisheries and Minister for Rural Communities are $28.5 million for 2024-25. The department’s capital program is focused on developing and upgrading departmental infrastructure to deliver outcomes for agriculture, biosecurity, fisheries and forestry.

The department has facilities located throughout rural and regional Queensland. These require continual minor works, mechanical items and plant and equipment upgrades to keep them operating effectively.

Program Highlights (Property, Plant and Equipment)

•	$5.1 million for new and replacement computer hardware to support the Infrastructure and Technology Partnership in the delivery of IT services across multiple departments.

•	$4 million to finalise long-term decisions on the future of assets formerly held by the Queensland Agricultural Training Colleges, including a new Central Queensland Smart Cropping Centre at Emerald.

•	$3.2 million for construction of infrastructure to support the Building Resilience to Manage Fruit Fly Project at Redlands Research Centre.

•	$2.3 million to continue upgrades to the department’s research and operational facilities through the research facilities development, scientific equipment and minor works programs.

•	$2 million for new and replacement heavy plant and equipment including trucks, tractors, irrigators, all-terrain vehicles and other machinery.

•	$1.6 million to upgrade the Wild Dog Barrier Fence.

•	$1.4 million to upgrade infrastructure and equipment at Gatton Smart Farm.

•	$1.3 million to continue to replace and upgrade vessels and marine equipment for fisheries research and support of regulatory functions.

•	$1.3 million to develop and replace the Brands Information System.

•	$1 million for climate related initiatives across the department.

•	$965,000 to Aquaculture Transformation towards the development of a diverse aquaculture industry at Bribie Island Research Centre.

•	$769,000 to upgrade the high voltage electrical system at Hermitage Research Facility.

•	$650,000 to upgrade the fire hydrant at Gatton Research Facility.

Program Highlights (Capital Grants)

•	$100,000 to contribute towards the upgrade of adoption facilities at the Young Animal Protection Society in Cairns.

Queensland Racing Integrity Commission

Capital purchases for the Queensland Racing Integrity Commission, reporting to the Minister for State Development and Infrastructure, Minister for Industrial Relations and Minister for Racing are $4 million for 2024-25.

28

Capital Statement 2024-25

Program Highlights (Property, Plant and Equipment)

•	$3.3 million for upgrades to laboratory equipment to support drug testing services.

•	$650,000 for system customisation of the Registration and Licensing Environment (RandLE).

Agriculture and Fisheries

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF AGRICULTURE AND FISHERIES
Property, Plant and Equipment
Assets formerly held by Queensland	308	5,850	1,621	3,984	245
Agricultural Training Colleges
Gatton Smart Farm	317	2,000	642	1,358
Minor works	Various			422	Ongoing
Heavy plant and equipment	Various			2,048	Ongoing
Other property, plant and equipment	Various			892	Ongoing
Computer equipment	Various			5,077	Ongoing
Vessels and marine equipment	Various			257	Ongoing
Scientific equipment	Various			1,680	Ongoing
Research facilities development	Various			216	Ongoing
Longreach Office Upgrade	315	1,756	1,616	140
Wild Dog Barrier Fence	307			1,610	Ongoing
Gatton Research Facility Fire Hydrant Upgrade	317	650		650
Maroochy Research Facility Fire Hydrant Water Mains Upgrade	316	354	108	246
Aquaculture Transformation	313	965		965
Brands Information System Replacement	305	1,566	298	1,268
Climate Initiative Program	Various	3,000		1,000	2,000
Tor Street Toowoomba Office Upgrade	317	250		250
Tor Street Toowoomba Carbon Dioxide and Methane Isotopic Analyser	317	534	267	267
Health and Food Science Precinct Steriliser Replacement	303	400	21	379
Hermitage Research Facility High Voltage Electrical System	307	769		769
Electric Vehicle Infrastructure Installation	Various	750	350	400
Yeppoon Rigid Hull Inflatable Boat	308	344		344
Infrastructure for the Building Resilience to Manage Fruit Fly Project	301	4,700	1,500	3,200
Patrol Vessel Flinders Half Life Refit	306	700		700

29

Capital Statement 2024-25

Agriculture and Fisheries

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Kingaroy Research Facility Precision Plot Planter	319	300		300

Total Property, Plant and Equipment				28,421

Capital Grants
Young Animal Protection Society upgrade	306	1,000	900	100

Total Capital Grants				100

QUEENSLAND RACING INTEGRITY COMMISSION
Property, Plant and Equipment
Racing Science Centre laboratory technology upgrades	305			3,250	Ongoing
Other asset replacement	Various			97	Ongoing
Registration and licensing environment	Various	4,629	3,979	650

Total Property, Plant and Equipment				3,997

TOTAL AGRICULTURE AND FISHERIES (PPE)				32,418

TOTAL AGRICULTURE AND FISHERIES (CG)				100

30

Capital Statement 2024-25

3.2	CHILD SAFETY, SENIORS AND DISABILITY SERVICES

Child Safety, Seniors and Disability Services

The total capital outlay for the Department of Child Safety, Seniors and Disability Services is $28.9 million in 2024-25.

Total capital purchases for the portfolio are $21.0 million.These funds provide the infrastructure and systems to support our vision for Queensland’s children, young people, seniors, carers and people with disability and people from culturally and linguistically diverse backgrounds to be safe, empowered in their families, communities and culture and thriving socially and economically.

Total capital grants for the portfolio are $7.9 million. These funds include a grant to AEIOU Foundation for infrastructure projects, contributions to the establishment of a Holocaust Museum and Education Centre and a grant to BestLife Incorporated for the Helena’s House project.

Program highlights (Property, Plant and Equipment)

•

$7.4 million to enhance and develop information systems and programs to provide additional system functionality, information security and contemporary technology to improve service delivery, including a continuous improvement pipeline for the Unify program.

•	$5.5 million for Child and Family Services facilities, including fit out and upgrade of Child Safety service centres and office accommodation.

•	$4.1 million in 2024-25 of a total $4.7 million to complete major repairs and upgrade works at Forensic Disability Services House 2 to ensure optimal service capacity can be achieved.

•	$2.1 million for Disability Services facilities including upgrade, improvement and modification of accommodation facilities for Disability Services clients and fit out of office accommodation

•	$1.9 million in 2024-25 of a total $90.3 million to finalise and complete Tranche 1 of Unify

(Integrated Client Management System (ICMS) Replacement Program).

Program highlights (Capital Grants)

•

$6 million in 2024-25 of a total $6.5 million capital grant to AEIOU Foundation as a contribution to provide infrastructure projects to support increased demand for children with autism requiring early intervention.

•

$1.6 million in 2024-25 of a total of $2 million contribution to BestLife Incorporated for the Helena’s House project to support the safe transition of young people with a disability from the family home to a living solution of their choice.

•

$390,000 in 2024-25 of a total $3.5 million contribution to establish a Holocaust Museum and Education Centre in Brisbane to honour victims of the Holocaust and support students and the broader community to explore and understand the impact of racism.

31

Capital Statement 2024-25

Child Safety, Seniors and Disability Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF CHILD SAFETY, SENIORS AND DISABILITY SERVICES
Property, Plant and Equipment
Information Systems and Technology
Unify (Integrated Client Management System replacement) Program	Various	90,259	88,377	1,882
Information system enhancements	Various			7,368	Ongoing

Sub-total Information Systems and Technology				9,250

Child and Family Services
Child and Family Services facilities	Various			5,510	Ongoing

Sub-total Child and Family Services				5,510

Disability Services
Forensic Disability Services House 2 major repairs and upgrade works	310	4,670	608	4,062
Disability Services facilities	Various			2,130	Ongoing

Sub-total Disability Services				6,192

Total Property, Plant and Equipment				20,952

Capital Grants
Disability Services
AEIOU Foundation—Infrastructure Projects	Various	6,500		6,000	500
Helena’s House	303	2,000	450	1,550
Multicultural Affairs
Holocaust Museum	305	3,500	3,110	390

Total Capital Grants				7,940

TOTAL CHILD SAFETY, SENIORS AND DISABILITY SERVICES (PPE)				20,952

TOTAL CHILD SAFETY, SENIORS AND DISABILITY SERVICES (CG)				7,940

32

Capital Statement 2024-25

3.3	EDUCATION

Total capital purchases for the Education portfolio (including the Department of Education and related entities) are $1.276 billion in 2024-25. Total capital grants for the portfolio are $137.9 million in 2024-25.

Department of Education

The 2024-25 capital purchases of $1.274 billion includes $1.192 billion for the construction and refurbishment of school educational facilities and early childhood education and care services. Capital works planning targets government priorities through consideration of population growth and shifts, changes in educational needs and addressing high priority needs for student and staff health and safety.

Program Highlights (Property, Plant and Equipment)

•	$342.2 million for the provision of additional facilities at existing state schools experiencing faster enrolment growth.

•

$273.2 million to replace and enhance facilities at existing schools; including $144.8 million for critical infrastructure upgrades to create contemporary learning environments as part of the Special School Renewal, Contemporary Specialist Spaces and Discrete Indigenous Community Renewal programs.

•	$166.6 million for the Building Future Schools Program to deliver world-class learning environments for students.

•	$144.2 million as part of the strategic land acquisition fund, to acquire land for future new and expanded schools.

•	$117 million as part of the School Halls Program to boost education infrastructure investment across Queensland.

Program Highlights (Capital Grants)

•	$137.9 million is provided for the non-state schooling sector and student hostels.

Queensland Curriculum and Assessment Authority

The Authority’s capital program of $1.2 million for 2024-25 includes enhancements to software applications that support the delivery of high-quality curriculum, assessment and reporting services to Queensland schools and teachers.

Education
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF EDUCATION
Property, Plant and Equipment
Capital Works Program
Aitkenvale State School - Refurbish learning space	318	387	34	353

33

Capital Statement 2024-25

Education
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Annandale State School - Refurbish learning space	318	559	24	535
Barambah Environmental Education Centre - Upgrade water reticulation	319	275		275
Beechmont State School - Amenities upgrades	309	480		480
Biggenden State School - Amenities upgrades	319	600		600
Blackwater State High School - Amenities upgrades	308	600		600
Bray Park State High School - Additional classrooms	314	20,580	1,935	14,965	3,680
Bremer State High School - Additional specialist classrooms	310	9,647	2,914	4,408	2,325
Buddina State School - Security fence	316	930		930
Burnside State High School - New hall facility	316	15,657	8,849	5,008	1,800
Bwgcolman Community School - Administration upgrades	318	8,802	4,405	2,304	2,093
Bwgcolman Community School - New home economics building	318	7,740	3,070	4,670
Cavendish Road State High School - Site renewal	303	420		420
Charters Towers Central State School - Refurbish learning space	318	430	43	387
Charters Towers State High School - Upgrade sports courts	318	430	43	387
Claremont Special School - Additional classrooms	310	22,264	2,338	15,326	4,600
Cleveland District State High School - Refurbish auditorium building	301	1,978	1,507	471
Clifton State High School - Amenities upgrades	307	2,728	558	1,642	528
Collinsville State High School - Refurbish learning space	312	559	301	258
Coorparoo State School - Refurbish learning space	303	774		774
Cranbrook State School - Refurbish learning space	318	344	34	310
Cunnamulla P-12 State School - Amenities upgrades	315	640		640
Currimundi State School - Refurbish learning space	316	860		860

34

Capital Statement 2024-25

Education
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Darling Point Special School - Additional classrooms	301	27,600	19,911	7,689
Deception Bay State High School - Additional classrooms	313	10,839	6,326	4,513
Discrete communities renewal	Various	36,680	10,303	14,239	12,138
Everleigh State School - New primary school	311	54,813	44,916	6,144	3,753
Flood Resilience	Various	50,000	750	5,950	43,300
Gatton State School - Security fence	307	930		930
General and minor works - Early Childhood Education and Care ¹	Various			29,156	Ongoing
General and Minor Works - Education	Various			143,882	Ongoing
Gladstone Central State School - New hall facility	308	13,500	11,700	1,800
Gladstone State High School - Additional specialist classrooms	308	22,500	4,304	12,196	6,000
Go for Gold (School Sports Infrastructure)	Various	71,503	4,715	29,250	37,538
Goondiwindi State High School - Additional specialist classrooms	307	673	420	253
Gordonvale State High School - Security fence	306	1,116		1,116
Greenlands State School - Upgrade water reticulation	307	275		275
Griffin State School - Additional classrooms	314	22,990	3,284	16,935	2,771
Growth projects in Brisbane and Redlands	Various	179,735	11,202	96,230	72,303
Growth projects in Central Queensland	308	17,783	2,864	10,101	4,818
Growth Projects in Darling Downs - Maranoa	307	1,670		835	835
Growth projects in Far North Queensland	306	13,630	1,273	8,847	3,510
Growth projects in Gold Coast	309	65,729	1,958	43,000	20,771
Growth projects in Ipswich	310	124,451	4,601	42,511	77,339
Growth projects in Logan	311	36,001	933	18,162	16,906
Growth projects in Moreton Bay	Various	20,204	1,777	14,967	3,460
Growth projects in Queensland Outback	315	14,385	438	3,188	10,759
Growth Projects in Sunshine Coast	316	2,250		1,125	1,125
Growth projects in Wide Bay	319	14,975	1,079	5,475	8,421
Hall projects in Brisbane and Redlands	Various	49,308	437	9,425	39,446
Hall projects in Darling Downs - Maranoa	307	20,792	360	7,354	13,078
Hall projects in Far North Queensland	306	11,632	299	3,510	7,823
Hall projects in Gold Coast	309	9,977	177	3,527	6,273

35

Capital Statement 2024-25

Education
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Hall projects in Ipswich	310	16,702	322	5,400	10,980
Hall projects in Logan	311	34,571	416	12,331	21,824
Hall projects in Mackay - Whitsunday	312	17,226	180	4,515	12,531
Hall projects in Townsville	318	31,685	1,118	14,307	16,260
Happy Valley State School - Security fence	315	930		930
Hilder Road State School - Security fence	304	930		930
Hopevale Campus of Cape York Aboriginal Australian Academy - Refurbish learning space	315	1,462		1,462
Indooroopilly State High School - Security fence	304	1,209		1,209
Indooroopilly State School - Administration upgrades	304	22,045	604	6,885	14,556
Indooroopilly State School - Site renewal	304	440	80	360
Inglewood State School - Additional specialist classrooms	307	741	401	340
Ipswich East State School - Security fence	310	930		930
Ipswich State High School - Amenities upgrades	310	840		840
James Nash State High School - Security fence	319	1,116		1,116
Kalbar State School - Amenities upgrades	310	320	12	308
Kenmore South State School - Additional classrooms	304	14,286	7,777	6,509
Kepnock State High School - Additional specialist classrooms	319	14,850	7,764	3,000	4,086
Kilcoy State High School -New hall facility	313	10,835	8,855	1,980
Kilkivan State School - Covered area over courts	319	849	428	421
Koumala State School - Amenities upgrades	312	731		731
Land acquisition	Various			144,225	Ongoing
Laura State School - Amenities upgrades	315	360	60	300
Lockyer District State High School - Security fence	307	1,116		1,116
Marburg State School - Amenities upgrades	310	560		560
Miami State School - Site renewal	309	360		360
Millmerran State School - Amenities upgrades	307	3,127	798	1,689	640
Mirani State High School - Refurbish learning space	312	1,892	172	1,720

36

Capital Statement 2024-25

Education

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Miriam Vale State School - Amenities upgrades	308	308		308
Moranbah East State School - Additional classrooms	312	10,762	3,160	3,002	4,600
Moranbah State High School - Additional classrooms	312	12,277	4,181	6,256	1,840
Morningside State School - Amenities upgrades	305	720		720
Mornington Island State School - Refurbish learning space	315	568		568
Mount Gravatt East State School - Carpark upgrade	303	1,290	91	1,199
Mount Gravatt State High School - Amenities upgrades	303	720		720
Mount Isa Central State School - Refurbish learning space	315	568	43	525
Mundingburra State School - Refurbish learning space	318	568	52	516
Nerang State High School - Upgrade existing hall facility	309	8,937	173	6,336	2,428
New primary school in Bellbird Park	310	77,636	67,794	3,485	6,357
New primary school in Park Ridge	311	84,337	44,340	22,240	17,757
New schools ²	Various	300,752	5,816	52,228	242,708
New secondary school in Collingwood Park	310	115,467	34,929	40,696	39,842
Northern Peninsula Area State College - Senior Campus - Site renewal and amenities upgrade	315	1,500	182	1,318
Oakleigh State School - New hall facility	305	8,730	1,290	7,440
One Mile State School - Amenities upgrades	319	1,600		1,600
Palmview State Secondary College - New secondary school	316	99,534	52,350	14,728	32,456
Pialba State School - Amenities upgrades	319	560		560
Pimlico State High School - Refurbishment of specialist classrooms and water reticulation upgrade	318	953	100	853
Proserpine State School - Carpark upgrade	312	1,135	34	1,101
Queensland Pathways State College - Townsville Campus - Site renewal	318	800	518	282
Rathdowney State School - Amenities upgrades	311	1,200		1,200
Redlynch State College - New hall facility	306	12,842	297	6,622	5,923

37

Capital Statement 2024-25

Education
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Richmond State School - Refurbish learning space	315	568	26	542
Ripley Central State School - New primary school	310	64,107	51,854	9,438	2,815
Rockhampton Special School - Additional classrooms	308	15,296	11,277	4,019
Sarina State High School - Refurbish learning space	312	5,568	620	4,948
Scenic Shores State School - New primary school	301	63,967	54,996	7,735	1,236
School infrastructure enhancement	Various			20,000	Ongoing
School playground and tuckshop upgrades	Various	102,296	9,555	26,219	66,522
School Subsidy Scheme	Various			12,740	Ongoing
School Upgrade Fund ³	Various	46,387	8,387	15,000	23,000
Seville Road State School - Refurbish learning space	303	1,376		1,376
Shovel Ready Program - Various minor works	Various	48,025	45,900	2,125
Special school renewal	Various	166,812	18,278	38,640	109,894
Springfield Central State School - Site renewal	310	800	280	520
Springfield Lakes State School - Site renewal	310	1,040	620	420
Swayneville State School - Carpark upgrade	312	344	65	279
Tagai State College - Kubin Campus - Upgrade water reticulation	315	550		550
Tagai State College - Mabuiag Island Campus - Upgrade water reticulation	315	550		550
Tagai State College - Poruma Campus - Upgrade water reticulation	315	550		550
Tagai State College - Saibai Island Campus - Upgrade water reticulation	315	550		550
Tagai State College - St Pauls Campus - Upgrade water reticulation	315	550		550
Tagai State College - Thursday Island Primary Campus - Amenities upgrades	315	800	480	320
Tagai State College - Thursday Island Secondary - Amenities upgrades	315	860		860
Tagai State College - Yam Island Campus - Upgrade water reticulation	315	550		550
Taranganba State School - Refurbish learning space	308	602		602

38

Capital Statement 2024-25

Education
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
The Willows State School - Refurbish learning space	318	559	43	516
Toolooa State High School - Additional classrooms	308	14,193	4,993	9,200
Townsville South State School - Refurbish learning space	318	387	26	361
Trinity Bay State High School - New hall facility	306	14,832	6,562	4,390	3,880
Upper Brookfield State School - Amenities upgrades	304	960		960
Veresdale Scrub State School - Refurbish learning space	311	1,290		1,290
Warwick State High School - Amenities upgrades	307	602		602
Western Cape College - Mapoon - Amenities upgrades	315	640	152	488
William Ross State High School - Security fence	318	1,116		1,116
Wilston State School -New hall facility	305	17,575	5,340	8,375	3,860
Wishart State School - Additional classrooms	303	10,202	6,272	3,930
Woodcrest State College - Security fence	310	1,674		1,674
Wowan State School - Amenities upgrades	308	890	623	267
Yandina State School -New hall facility	316	11,973	1,012	6,573	4,388
Yarrabah State School - Secondary Campus - Amenities upgrades	306	640		640
Youth Engagement	Various	27,875		14,750	13,125

Sub-total Capital Works Program				1,192,380

Plant and Equipment
Education plant and equipment	Various			82,028	Ongoing

Total Property, Plant and Equipment				1,274,408

Capital Grants
Capital grants - Education	Various			137,893	Ongoing

Total Capital Grants				137,893

39

Capital Statement 2024-25

Education
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
QUEENSLAND CURRICULUM AND ASSESSMENT AUTHORITY
Property, Plant and Equipment
Plant and Equipment - Queensland Curriculum and Assessment Authority	Various			1,200	Ongoing

Total Property, Plant and Equipment				1,200

TOTAL EDUCATION (PPE)				1,275,608

TOTAL EDUCATION (CG)				137,893

Notes:

1.	Includes funding for the Aurukun and Kowanyama early years hub.
2.	Refers to funding allocated for four new schools (primary schools in the Caloundra South, Ripley, and Holmview, and secondary school in Park Ridge).
3.

Australian Government funding received to provide more equitable access to resources  to support schools to help keep students and school staff safe, and get students’ education back on track after disruptions caused by COVID-19.

40

Capital Statement 2024-25

3.4	EMPLOYMENT, SMALL BUSINESS AND TRAINING

EMPLOYMENT, SMALL BUSINESS AND TRAINING

In 2024-25, the Employment, Small Business and Training portfolio, including TAFE Queensland, has capital purchases of $95.7 million and capital grants of $2.5 million.

Department of Employment, Small Business and Training

The 2024-25 capital program for the Department of Employment, Small Business and Training of $80.5 million includes $78 million of capital purchases and $2.5 million of capital grants for the continued delivery of the Equipping TAFE for Our Future program.

Program Highlights (Property, Plant and Equipment)

•

$41.4 million for the delivery of the Annual Training Infrastructure Program including building and fire compliance works and asset lifecycle condition upgrades for various TAFE locations across Queensland. The program focuses on improving safety, sustainability and resilience by the renewal and upgrades of roofs, roads, carparks, electrical works, building management and heating, ventilation and air conditioning systems.

•	$14.8 million for the commencement and delivery of the Great Barrier Reef International Marine College expansion project.

•

$11.9 million for the continued delivery of Equipping TAFE for Our Future Eagle Farm Robotics and Advanced Manufacturing Centre project (noting that the Annual Training Infrastructure Program funding also contributes to Equipping TAFE for Our Future Program).

•	$9.8 million for the continued delivery of TAFE Technology Fund projects including Loganlea clinical skills laboratory, Pimlico visual arts precinct and Thursday Island health hub.

Program Highlights (Capital Grants)

•	$2.5 million for the continued delivery of Equipping TAFE for Our Future grant project for the Central Queensland University Rockhampton Campus Consolidation and Training Centre.

41

Capital Statement 2024-25

Employment, Small Business and Training
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF EMPLOYMENT, SMALL BUSINESS AND TRAINING
Property, Plant and Equipment
Equipping TAFE for Our Future
Eagle Farm Robotics and Advanced Manufacturing Centre	302	40,020	28,096	11,924
Great Barrier Reef International Marine College expansion	306	16,000	1,200	14,800
TAFE Technology Fund
Pimlico visual arts precinct	318	4,500	700	3,800
Loganlea clinical skills laboratory	311	3,800	284	3,516
Thursday Island health hub	315	3,500	1,000	2,500
Annual Training Infrastructure Program	Various			41,417	Ongoing

Total Property, Plant and Equipment				77,957

Capital Grants
Central Queensland University Rockhampton Campus Consolidation and Training Centre	308	8,400	5,925	2,475

Total Capital Grants				2,475

TAFE QUEENSLAND
Property, Plant and Equipment
Training and operational equipment acquisition, replacement and modernisation
Rolling replacement program	Various			4,794	Ongoing
Modernisation and reinvigoration projects	Various			6,699	Ongoing
Product development	Various			5,706	Ongoing
Aviation Australia capital program	Various			500	Ongoing

Total Property, Plant and Equipment				17,699

TOTAL EMPLOYMENT, SMALL BUSINESS AND TRAINING (PPE)				95,656

TOTAL EMPLOYMENT, SMALL BUSINESS AND TRAINING (CG)				2,475

42

Capital Statement 2024-25

3.5	ENERGY AND CLIMATE

The Energy and Climate Portfolio includes the Department of Energy and Climate and the energy government owned corporations reporting to the Minister for Energy and Clean Economy Jobs. The portfolio’s capital program for 2024-25 is $8.686 billion. The portfolio’s capital grants for 2024-25 are $18 million.

Department of Energy and Climate

Total capital grants for the Department of Energy and Climate are $18 million in 2024-25.

Program Highlights (Capital Grants)

•	$10 million to support communities in seizing industry development opportunities presented by global decarbonisation as part of the Regional Economic Futures Fund.

•

$8 million to support businesses to purchase energy efficient appliances and equipment, smart technology and energy management systems to reduce their energy costs as part of the Queensland Business Energy Savings and Transformation program (QBEST).

CleanCo Queensland Limited

Total capital expenditure planned for 2024-25 is $452.1 million. CleanCo’s capital program is focused on building new renewable energy and firming, maintaining exising assets and enhancing trading and asset management systems.

Program Highlights (Property, Plant and Equipment)

•	$274.8 million to build, own and operate the 250-megawatt, 2-hour Swanbank Battery, as part of the Swanbank Future Clean Energy Hub.

•	$92 million to progress the development of new wind and solar farms in Central Queensland.

•	$31.2 million to maintain existing generation assets.

•	$26.7 million to undertake a major overhaul at Swanbank E Power Station and to procure components for the next major overhaul at Wivenhoe Power Station.

CS Energy Limited

Total capital expenditure planned for 2024-25 is $1.126 billion. This reflects CS Energy’s continued commitment to expanding its renewable energy and firming portfolio and the ongoing reliability and efficiency of existing generation assets.

Program highlights (Property, Plant and Equipment)

•	$674.3 million to develop the 285-megawatt Lotus Creek Wind Farm and 228-megawatt Boulder Creek Wind Farm.

•	$306 million to progress the 400-megawatt Brigalow hydrogen-ready gas peaking plant and 200-megawatt, 2-hour Greenbank Battery.

•	$108.3 million to replace and refurbish existing infrastructure at Callide Power Station to ensure continued reliability of supply to Queensland and the National Electricity Market.

•	$25.5 million to replace and refurbish existing infrastructure at Kogan Creek Power Station to ensure continued reliability of supply to Queensland and the National Electricity Market.

43

Capital Statement 2024-25

Energy Queensland Limited

Total capital expenditure planned for 2024-25 is $2.683 billion. This forms part of Energy Queensland’s commitment to providing safe, secure and reliable electricity to all Queensland customers. The capital program aims to improve and reinforce electricity supplies across Queensland to meet customer needs, and to support the transformation of Queensland’s energy system to deliver clean, reliable and affordable energy.

Program Highlights (Property, Plant and Equipment)

•	$254.7 million to continue delivery of the Local Network Battery Plan across Queensland.

•	$54.8 million to decarbonise isolated communities.

•	$53 million to establish a new substation at Bells Creek Central to support regional growth.

•	$44.5 million to upgrade the gas-fired Barcaldine Power Station.

•	$25.4 million to redevelop the depot and training facilities at Rocklea.

•	$16.3 million to refurbish the Ergon Energy Cairns operational depot.

•	$15.3 million to refurbish the Mossman Substation.

•	$12.4 million upgrade the 66-kilovolt Cannonvale to Jubilee Pocket powerline.

•	$10 million to progress a Local Renewable Energy Zone Pilot Project.

Powerlink Queensland

Total capital expenditure planned for 2024-25 is $1.881 billion. Powerlink Queensland’s capital program is focused on the delivery of CopperString 2032, the Queensland Energy and Jobs Plan SuperGrid Stage 1, and the replacement of equipment and assets to ensure the continued reliable supply of electricity.

Program Highlights (Property, Plant and Equipment)

•	$712 million for the CopperString 2032 project, to construct a transmission line from Townsville to Mt Isa to connect the Queensland North West Minerals Province to the national electricity grid.

•	$109.4 million for QEJP SuperGrid Stage 1 projects which include early works and the construction of transmission lines and connections to and from the Borumba PHES.

•	$40.8 million to replace the Advance Energy Management System to ensure continuing effective management of the transmission network in real time.

•	$20 million to construct the Gladstone Transmission Training Hub to deliver regional employment and training opportunities and support the growth of the network.

•	$14.2 million to upgrade infrastructure on the Davies Creek to Bayview Heights Transmission Line to ensure continued reliability of supply to the surrounding area.

•	$8.9 million to replace primary plant at the Lilyvale Substation in Central Queensland to ensure continued reliability of supply to the surrounding area.

•	$4.8 million to construct the Calvale to Calliope River 275 kilovolt Transmission Line, supporting reinforcement of the transmission network in the Gladstone region.

Queensland Hydro Pty Ltd

Total capital expenditure planned for 2024-25 is $974.4 million. This includes progress of approvals, exploratory works, and procurement for the main works of the Borumba Pumped Hydro Energy Storage project.

44

Capital Statement 2024-25

Program Highlights (Property, Plant and Equipment)

•	$935.9 million to continue progress on environmental approvals and procurement for exploratory works and main works for the 2-gigawatt, 24-hour Borumba Pumped Hydro Energy Storage project.

•	$38.5 million for early works for the Pioneer-Burdekin Pumped Hydro Energy Storage project.

Stanwell Corporation Limited

Total capital expenditure planned for 2024-25 is $1.568 billion. This reflects Stanwell’s commitment to delivering a balanced portfolio for the future, through investment in the reliability and efficiency of its generation plant, along with new renewable generation and energy storage.

Program Highlights (Property, Plant and Equipment)

•	$424 million for the 436.5-megawatt Tarong West Wind Farm.

•	$376.7 million for Stage 1 and Stage 2 of the Wambo Wind Farm, with a combined capacity of 506-megawatts.

•	$369.9 million for the 300-megawatt, 4-hour Central Renewable Energy Zone Battery.

•	$131.4 million to replace and refurbish existing infrastructure at Tarong Power Station to ensure the continued reliability of supply to Queensland and the National Electricity Market.

•	$116.4 million for the 300-megawatt, 2-hour Southern Renewable Energy Zone Battery.

•	$52.9 million to replace and refurbish existing infrastructure at Stanwell Power Station to ensure the continued reliability of supply to Queensland and the National Electricity Market.

•	$29.7 million for the Future Energy and Innovation Training Hub (FEITH).

Energy and Climate
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF ENERGY AND CLIMATE
Capital Grants
Regional Economic Futures Fund	Various	163,750		10,000	153,750
Queensland Business Energy Saving and Transformation Program (QBEST)	Various	13,000	5,000	8,000

Total Capital Grants				18,000

CLEANCO QUEENSLAND LIMITED
Property, Plant and Equipment
New Renewables
Central Queensland renewable projects	308			91,998	Ongoing
Swanbank Battery Storage	310	403,394	128,633	274,761

Sub-total New Renewables				366,759

Existing Plant and Offices
Wivenhoe major overhauls	310			5,620	Ongoing

45

Capital Statement 2024-25

Energy and Climate
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Wivenhoe other projects	310			7,966	Ongoing
Swanbank E major overhauls	310			21,097	Ongoing
Swanbank E other projects	310			4,911	Ongoing
Kareeya Hydro other projects	306			11,595	Ongoing
Barron Gorge Hydro other projects	306			5,737	Ongoing
Koombooloomba Dam other projects	306			944	Ongoing
Other corporate projects	305			13,036	Ongoing
Brisbane Office lease	305	7,531		7,531
Kogan North Gas Fields development	307	62,416	13,951	6,934	41,531

Sub-total Existing Plant and Offices				85,370

Total Property, Plant and Equipment				452,129

CS ENERGY LIMITED
Property, Plant and Equipment
New Renewables and Firming
Lotus Creek Wind Farm	312	1,305,389		500,000	805,389
Brigalow Hydrogen-ready Gas Peaking Plant	307	642,376	49,140	174,585	418,651
Boulder Creek Wind Farm	308	406,901	85,914	174,341	146,647
Greenbank Battery	311	325,403	194,000	131,403

Sub-total New Renewables and Firming				980,328

Callide Power Station enhancements, overhauls, refurbishment and rebuild	308			108,267	Ongoing
Kogan Creek Power Station enhancements, overhauls and refurbishment	307			25,539	Ongoing
Upgrade of corporate information technology systems	305			8,571	Ongoing
Callide energy transformational learning hub	308	2,500		2,500
Kogan Creek Mine developments and refurbishment	307			1,020	Ongoing

Total Property, Plant and Equipment				1,126,226

ENERGY QUEENSLAND LIMITED
Property, Plant and Equipment
System augmentation
Network augmentation - Cairns	306			24,818	Ongoing
Network augmentation - Darling Downs	307			6,204	Ongoing
Network augmentation - Central Queensland	308			6,204	Ongoing

46

Capital Statement 2024-25

Energy and Climate
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Network augmentation - Mackay	312			24,818	Ongoing
Network augmentation - Outback Queensland	315			24,818	Ongoing
Network augmentation - Toowoomba	317			12,409	Ongoing
Network augmentation - Townsville	318			24,818	Ongoing
Network augmentation - Wide Bay	319			12,409	Ongoing
Network augmentation - Brisbane	305			80,144	Ongoing
Network augmentation - Sunshine Coast	316			30,889	Ongoing
Network augmentation - Ipswich	310			11,075	Ongoing
Network augmentation - Gold Coast	309			25,758	Ongoing
Microgrid Pilot Projects	306			4,280	Ongoing
Bells Creek Central - Establish 132/11 kilovolt Zone Substation	316	109,755	6,705	53,008	50,041
Cannonvale-Jubilee Pocket 66 kilovolt reinforcement	312	52,796	40,370	12,426
Establish 33/11 kilovolt Zone Substation at Petrie	314	22,744	2,388	5,531	14,825
System replacements
Network replacement - Cairns	306			111,273	Ongoing
Network replacement - Darling Downs	307			27,818	Ongoing
Network replacement - Central Queensland	308			27,818	Ongoing
Network replacement - Mackay	312			111,273	Ongoing
Network replacement - Outback Queensland	315			111,273	Ongoing
Network replacement - Toowoomba	317			55,637	Ongoing
Network replacement - Townsville	318			111,273	Ongoing
Network replacement - Wide Bay - Ergon	319			55,637	Ongoing
Network replacement - Brisbane	305			138,053	Ongoing
Network replacement - Gold Coast	309			40,353	Ongoing
Network replacement - Ipswich	310			20,963	Ongoing
Network replacement - Sunshine Coast	316			38,417	Ongoing
Network replacement - Wide Bay - Energex	319			4,285	Ongoing
Barcaldine Substation Refurbishment	315	12,590	7,608	4,517	465
Biloela Substation Refurbishment	308	18,090	1,724	2,942	13,425
Caboolture Zone Substation Refurbishment	313	14,018	148	1,928	11,942
Cape River Substation Replacement	318	15,000	3,269	5,363	6,369
East Bundaberg Substation refurbishment	319	22,591	7,772	2,470	12,349
Emerald Comet Substation upgrade	308	6,730	4,003	1,218	1,508

47

Capital Statement 2024-25

Energy and Climate
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Establish 33 kilovolt feeder (Kilcoy to Woodford)	313	26,523	17,021	1,838	7,664
Establish new Mount Crosby East Substation	310	22,290	9,776	5,408	7,106
Childers - Gayndah - line rebuild	319	82,390	60,894	21,496
Kilkivan Substation Replacement	319	35,128	25,240	3,435	6,453
Establish new Kleinton Substation	317	16,092	1,093	2,127	12,872
Mossman Substation, transmission plant and sections of timber feeder replacement	306	45,498	20,452	15,319	9,726
Rebuild Maleny Substation	316	16,424	5,478	3,270	7,677
Rebuild Pialba Substation	319	22,591	12,409	3,801	6,382
Rebuild Rosewood Substation	310	12,986	1,763	3,546	7,677
Replace 11 kilovolt switchgear Nudgee Substation	302	14,899	10,913	1,473	2,512
Replace 66 kilovolt outdoor switchgear at Garbutt	318	38,250	31,853	5,042	1,355
Replace circuit breakers at Lindum Substation	301	13,511	1,019	1,238	11,254
Rockhampton Glenmore Substation Refurbishment	308	10,158	876	853	8,428
Rockhampton South Substation Refurbishment	308	13,800	1,811	2,781	9,208
Stradbroke Island Transformer Replacement	301	12,994	7,233	1,540	4,221
Tarampa Substation Upgrade	310	12,105	1,807	1,381	8,917
Telco Ethernet Replacement Parcel 2	Various	13,205	1,402	5,327	6,476
West Toowoomba 11 kilovolt Plant Replacement	317	19,192	14,744	2,242	2,206
Network connections
Network Connections - Brisbane	305			66,675	Ongoing
Network Connections - Gold Coast	309			14,925	Ongoing
Network Connections - Sunshine Coast	316			20,112	Ongoing
Network Connections - Ipswich	310			7,951	Ongoing
Network Connections - Ergon Energy	Various			126,217	Ongoing
Non-system
Tools and equipment – Energex	Various			3,565	Ongoing
Tools and equipment - Ergon Energy	Various			9,304	Ongoing
Vehicles - Energex	Various			53,123	Ongoing
Vehicles - Ergon Energy	Various			86,675	Ongoing
Property program - Ergon funded	Various			30,276	Ongoing

48

Capital Statement 2024-25

Energy and Climate
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Property and buildings program - Energex funded	Various			60,329	Ongoing
Ergon Energy Cairns operational depot redevelopment	306	51,151	34,823	16,328
Rocklea depot & training facility redevelopment	303	38,928	6,100	25,447	7,380
ICT
Digital office capital expenditure - Energy Queensland	Various			183,820	Ongoing
Alternative control services
Customer initiated works - Brisbane	305			50,092	Ongoing
Customer initiated works - Gold Coast	309			10,929	Ongoing
Customer initiated works - Ipswich	310			6,375	Ongoing
Customer initiated works - Sunshine Coast	316			20,037	Ongoing
Customer initiated works - Wide Bay	319			3,643	Ongoing
Customer initiated works - Ergon Energy	Various			76,496	Ongoing
Non-regulated
Ergon Energy Retail information communications and technology	305			8,323	Ongoing
Metering Dynamics	305			61,948	Ongoing
Other isolated systems capital work	Various			55,229	Ongoing
Yurika infrastructure services - build, own, operate and maintain	Various			7,001	Ongoing
Barcaldine Power Station Upgrade	315	75,396	8,652	44,483	22,261
Network Battery Plan	Various			254,663	Ongoing
Local Renewable Energy Zone pilot	318			10,000	Ongoing
Isolated Communities Decarbonisation	315			54,794	Ongoing

Total Property, Plant and Equipment				2,682,998

POWERLINK QUEENSLAND
Property, Plant and Equipment
Gladstone South secondary systems replacement	308	20,800	12,771	3,300	4,729
Ross 275 kilovolt primary plant replacement	318	28,800	19,970	4,800	4,030
Advanced energy management system replacement	302	234,000	85,020	40,800	108,180
Lilyvale selected primary plant replacement	308	39,800	15,522	8,900	15,378
Dense Wave Division Multiplexing Network replacement	Various	35,000	30,418	1,200	3,382

49

Capital Statement 2024-25

Energy and Climate
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Davies Creek to Bayview Heights 275 kilovolt refit	306	70,000	28,952	14,200	26,848
Gladstone Transmission Training Hub	308	90,000	7,047	20,000	62,953
CopperString 2032	Various	5,000,000	264,089	712,000	4,023,911
Calvale to Calliope River 275 kilovolt Transmission Line	308	464,373	1,830	4,800	457,743
SuperGrid Stage 1: Halys-Woolooga Easement Acquisition	319	193,222	8,284	64,300	120,637
SuperGrid Stage 1: Halys to Borumba Transmission Line	319	592,560	12,000	36,900	543,660
SuperGrid Stage 1: Borumba Pumped Hydro Energy Storage Connection	319	147,645	250	4,100	143,295
SuperGrid Stage 1: Borumba to Woolooga Transmission Line	319	681,680	6,000	4,100	671,580
Total Non Prescribed Transmission Network Connections	Various			212,370	Ongoing
Total Other Projects	Various	749,729		749,729

Total Property, Plant and Equipment				1,881,499

QUEENSLAND HYDRO PTY LTD
Property, Plant and Equipment
Borumba Pumped Hydro Energy Storage	319	14,159,006	95,563	935,900	13,127,543
Pioneer-Burdekin Early Works ¹	312	1,000,000	55,540	38,450	Ongoing

Total Property, Plant and Equipment				974,350

STANWELL CORPORATION LIMITED
Property, Plant and Equipment
New Renewables and Firming
Southern Renewable Energy Zone Battery	319	514,107	359,693	116,419	37,995
Central Renewable Energy Zone Battery	308	746,932	74,345	369,944	302,643
Wambo Wind Farm Stage 1	307	488,728	312,047	126,807	49,875
Wambo Wind Farm Stage 2	307	462,206	129,173	249,867	83,165
Tarong West Wind Farm	319			424,020	Ongoing

Sub-total New Renewables and Firming				1,287,056

Future Energy and Innovation Training Hub	308			29,747	Ongoing
Service and Maintenance for Renewable Projects	Various			2,875	Ongoing
Tarong Power Station - Overhauls	319			75,716	Ongoing
Stanwell Power Station - Overhauls	308			31,371	Ongoing

50

Capital Statement 2024-25

Energy and Climate
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Meandu Mine - Dragline Overhaul	319			1,467	Ongoing
Tarong Power Station - Other Sustaining Projects	319			55,635	Ongoing
Stanwell Power Station - Other Sustaining Projects	308			21,540	Ongoing
Meandu Mine - minor works	319			45,377	Ongoing
Tarong Power Station - Cooling Tower Refurbishment	319	8,042	7,957	85
Meandu Mine - Development Program	319			3,241	Ongoing
Meandu Mine - Ash Management	319			100	Ongoing
ICT - Hardware and Software Upgrades	305			11,590	Ongoing
Other capital projects	Various			2,585	Ongoing

Total Property, Plant and Equipment				1,568,386

TOTAL ENERGY AND CLIMATE (PPE)				8,685,588

TOTAL ENERGY AND CLIMATE (CG)				18,000

Notes:

1.	The Total Estimated Cost figure represents the government’s $1 billion equity commitment to the project.

51

Capital Statement 2024-25

3.6	ENVIRONMENT, SCIENCE AND INNOVATION

Department of Environment, Science and Innovation

The Department of Environment, Science and Innovation has a capital program of $154.1 million in 2024-25. This includes $102.2 million in capital purchases and $51.9 million in capital grants. The capital program will allow the department to deliver on conserving and restoring Queensland’s unique biodiversity, heritage and protected areas, protecting World Heritage areas, growing the circular economy, strengthening and harnessing Queensland’s scientific excellence and driving economic transition and innovation.

The government has previously set aside $250 million over 4 years, held centrally, of which $139.1 million remains across 2024-25 and 2025-26 for land acquisitions and capital works to support the Protected Area Strategy 2020-2030.

Program Highlights (Property, Plant and Equipment):

•	$20 million under the Cape York Peninsula Tenure Resolution Program to acquire land to become jointly managed protected area as National Park (Cape York Peninsula Aboriginal Land).

•

$18.1 million for the purchase of additional fire vehicles, fire units and support equipment as well as upgrades to road and fireline networks and management infrastructure to support critical firefighter needs and bushfire risk, to improve community safety and safeguard natural and cultural values.

•	$7.5 million for additional facilities and equipment to support rangers and to enhance visitor information in relation to dingoes (wongari) on K’gari.

•	$5 million towards the construction of the Girraween National Park Information Hub.

•	$4.8 million for the vessel replacement program supporting marine parks and wildlife and threatened species management.

•	$4.2 million for the major upgrade of visitor infrastructure at Central Station on K’gari.

•	$3.5 million to provide camping facilities and continued enhancements to the Ngaro track in the Whitsunday Islands National Park.

•

$3.2 million towards building and park infrastructure to support visitor recreation, management and access of the Quandamooka Country parks and recreation areas jointly managed with Traditional Owners on Minjerribah (North Stradbroke Island) and Mulgumpin (Moreton Island).

•	$1.8 million to upgrade and build new nature-based visitor experiences and facilities along the Thorsborne trail on Hinchinbrook Island National Park.

•	$1.6 million to replace the Jindalba Boardwalk in Daintree National Park (Cape York Peninsula Aboriginal Land).

Program Highlights (Capital Grants):

•	$33.5 million for Resource Recovery Infrastructure to increase resource recovery rates, facilitate organics recycling and progress the South East Queensland region towards a circular economy.

•	$10 million for the delivery of the Blue Heart Sunshine Coast project being delivered on the Maroochy River floodplain.

•	$5.5 million for the Resilient Rivers Initiative to improve the health of the South East Queensland region’s catchments, waterways and Moreton Bay.

52

Capital Statement 2024-25

Environment, Science and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF ENVIRONMENT, SCIENCE AND INNOVATION
Property, Plant and Equipment
Land ¹
Cape York Peninsula Tenure Resolution Program - land acquisitions	315	20,000		20,000

Sub-total Land				20,000

Buildings and Infrastructure ¹
K’gari - Dingo (wongari) management program	319	14,650	2,325	7,500	4,825
K’gari - Central Station area upgrade	319	11,096	3,946	4,220	2,930
Girraween National Park Information Hub	307	7,857	657	5,000	2,200
Whitsunday Islands National Park - Ngaro track	312	6,301	2,801	3,500
Quandamooka Country	Various			3,242	Ongoing
Better Queensland Parks - Fire Management Uplift Program	Various	2,716		2,716
Hinchinbrook Island National Park - Thorsborne trail and visitor facilities upgrade	306	3,200	1,378	1,822
Daintree National Park (Cape York Peninsula Aboriginal Land) - Jindalba boardwalk	306	7,340	1,340	1,550	4,450
Noosa National Park - Coastal walk upgrades	316	1,150	50	1,100
David Fleay Wildlife Park Nocturnal House	309	2,600	300	1,000	1,300
Daintree National Park (Cape York Peninsula Aboriginal Land) - Culture and Tourism Hub	306	3,446	646	920	1,880
Springbrook National Park visitor facilities upgrade	309	16,440	1,380	850	14,210
Magnetic Island National Park trails network	318	1,437	850	587
Girringun National Park - Wallaman Falls visitor facilities upgrade	318	4,175	380	450	3,345
Crater Lakes National Park visitor facilities upgrade	306	10,316	832	400	9,084
Parks and forests - other management facilities	Various			7,088	Ongoing
Parks and forests - other recreation and visitor facilities	Various			6,334	Ongoing

Sub-total Buildings and Infrastructure				48,279

53

Capital Statement 2024-25

Environment, Science and Innovation
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Plant and equipment
Better Queensland Parks - Fire Management Uplift Program	Various	15,402		15,402
Vessel replacement program	Various	11,749	2,930	4,769	4,050
Queensland Reef Water Quality monitoring equipment	Various	1,412	1,308	104
General plant and equipment	Various			7,534	Ongoing

Sub-total Plant and equipment				27,809

General systems development	Various			6,093	Ongoing

Total Property, Plant and Equipment				102,181

Capital Grants
SEQ City Deal - Resource Recovery Infrastructure	Various	70,000		33,500	36,500
SEQ City Deal - Blue Heart Sunshine Coast	316	20,000	10,000	10,000
SEQ City Deal - Resilient Rivers Initiative	Various	20,000	3,000	5,500	11,500
Waste and Recycling program	Various			2,925	Ongoing

Total Capital Grants				51,925

TOTAL ENVIRONMENT, SCIENCE AND INNOVATION (PPE)				102,181

TOTAL ENVIRONMENT, SCIENCE AND INNOVATION (CG)				51,925

Notes:

1.

Previously approved, held centrally, funding of $139.1 million will also contribute to land acquisitions and capital works in 2024-25 and 2025-26 as part of the total capital funding of $250 million committed to support the Protected Area Strategy 2020-2030 to expand the protected area estate.

54

Capital Statement 2024-25

3.7	HOUSING, LOCAL GOVERNMENT, PLANNING AND PUBLIC WORKS

The Housing, Local Government, Planning and Public Works portfolio includes the Department of Housing, Local Government, Planning and Public Works together with statutory bodies reporting to the Minister for Housing, Local Government and Planning and the Minister for Public Works.

The portfolio’s capital program for 2024-25 is $1.742 billion, including capital purchases of property, plant and equipment of $757.3 million and capital grants of $984.8 million.

Department of Housing, Local Government, Planning and Public Works

Program Highlights (Property, Plant and Equipment)

•	$407.8 million to deliver social housing dwellings, commence and continue construction, and upgrade social housing dwellings.

•

$162.9 million investment to deliver safe and secure government employee housing including in remote and regional communities as part of government’s commitment to attract and retain key frontline staff. This program will include new accommodation for staff delivering critical services, replacement or refurbishment of residences at the end of their useful life to modern design standards and the upgrade of residences to ensure they remain fit-for-purpose and appropriate for employees.

•	$93.6 million to deliver social housing dwellings in Aboriginal and Torres Strait Islander communities, commence and continue construction of dwellings, and upgrade existing social housing dwellings.

•	$17.1 million to support the delivery of a levee to reduce the impact of flooding on parts of Bundaberg East and Bundaberg South.

•	$15.8 million to make Zero Emission Vehicle (ZEV) charging infrastructure available in Queensland government buildings.

Program Highlights (Capital Grants)

•	$545.2 million to deliver social housing dwellings, commence and continue construction, and upgrade existing dwellings in partnership with registered housing providers.

•

$124.5 million as part of the $1.1 billion Works for Queensland program to support local governments in regional Queensland to deliver priority infrastructure, planning and capability projects that create jobs and support vibrant local communities.

•

$78.8 million to deliver social housing dwellings in Aboriginal and Torres Strait Islander communities, commence and continue construction, upgrade existing dwellings, and undertake land infrastructure development.

•

$76.3 million for the Local Government Grants and Subsidies Program, which provides funding for priority infrastructure projects to meet identified community needs and supports projects that will create sustainable and livable communities.

•

$72 million towards the $200 million South East Queensland Community Stimulus Program to fast track South East Queensland councils’ investment in new infrastructure and community assets that create jobs and deliver economic stimulus.

•	$63.4 million to eligible homeowners to raise, repair or retrofit their homes to incorporate flood resilient design and materials to reduce the impacts of future flood events.

55

Capital Statement 2024-25

Housing, Local Government, Planning and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF HOUSING, LOCAL GOVERNMENT, PLANNING AND PUBLIC WORKS
Property, Plant and Equipment
Housing and Homelessness Services
Construct social housing
Brisbane - East	301			9,674	Ongoing
Brisbane - North	302			263	Ongoing
Brisbane - South	303			1,164	Ongoing
Brisbane - West	304			9,888	Ongoing
Brisbane Inner City	305			27,508	Ongoing
Cairns	306			76,889	Ongoing
Darling Downs - Maranoa	307			2,919	Ongoing
Central Queensland	308			13,703	Ongoing
Gold Coast	309			24,952	Ongoing
Ipswich	310			12,474	Ongoing
Logan - Beaudesert	311			19,166	Ongoing
Mackay	312			15,321	Ongoing
Moreton Bay - North	313			17,249	Ongoing
Moreton Bay - South	314			18,504	Ongoing
Queensland - Outback	315			27,839	Ongoing
Sunshine Coast	316			8,448	Ongoing
Toowoomba	317			1,902	Ongoing
Townsville	318			18,397	Ongoing
Wide Bay	319			7,710	Ongoing
Statewide	Various			904	Ongoing

Sub-total Construct social housing				314,874

Upgrade existing social housing
Brisbane - East	301			3,772	Ongoing
Brisbane - North	302			4,873	Ongoing
Brisbane - South	303			6,716	Ongoing
Brisbane - West	304			1,879	Ongoing
Brisbane Inner City	305			4,279	Ongoing
Cairns	306			33,846	Ongoing
Darling Downs - Maranoa	307			1,011	Ongoing
Central Queensland	308			5,888	Ongoing
Gold Coast	309			5,656	Ongoing

66

Capital Statement 2024-25

Housing, Local Government, Planning and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Ipswich	310			6,557	Ongoing
Logan - Beaudesert	311			6,816	Ongoing
Mackay	312			2,836	Ongoing
Moreton Bay - North	313			4,986	Ongoing
Moreton Bay - South	314			1,537	Ongoing
Queensland - Outback	315			8,760	Ongoing
Sunshine Coast	316			4,078	Ongoing
Toowoomba	317			2,335	Ongoing
Townsville	318			10,887	Ongoing
Wide Bay	319			4,117	Ongoing

Sub-total Upgrade existing social housing				120,829

Social housing land acquisition
Brisbane - North	302			2,250	Ongoing
Brisbane - South	303			2,250	Ongoing
Cairns	306			4,000	Ongoing
Central Queensland	308			1,500	Ongoing
Gold Coast	309			4,500	Ongoing
Ipswich	310			1,250	Ongoing
Mackay	312			800	Ongoing
Moreton Bay - South	314			750	Ongoing
Townsville	318			4,000	Ongoing
Wide Bay	319			1,700	Ongoing
Statewide	Various			2,500	Ongoing

Sub-total Social housing land acquisition				25,500

Purchase of existing properties
Brisbane Inner City	301			1,998	Ongoing
Cairns	306			2,500	Ongoing
Logan - Beaudesert	311			3,257	Ongoing
Townsville	318			2,500	Ongoing
Statewide	Various			30,000	Ongoing

Sub-total Purchase of existing properties				40,255

Other Plant and Equipment and Intangibles	Various			6,300	Ongoing

Sub-total Housing and Homelessness Services				507,758

Public Works

57

Capital Statement 2024-25

Housing, Local Government, Planning and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Thomas Dixon Centre refurbishment	305	96,407	91,130	5,277
Government Employee Housing	Various			162,904	Ongoing
Bundaberg East Levee	319	114,000	2,555	17,108	94,337
Government Buildings ZEV ready	Various	28,100	2,000	15,750	10,350
Office Accommodation Program	Various			7,778	Ongoing
Building works and capital replacements	Various			500	Ongoing
Regional Infrastructure Upgrades	Various	22,497	3,659	10,180	8,658
Other property, plant and equipment	Various			9,480	Ongoing

Sub-total Public Works				228,977

Total Property, Plant and Equipment				736,735

Capital Grants
Housing and Homelessness Services
Brisbane - East	301			7,516	Ongoing
Cairns	306			73,917	Ongoing
Darling Downs - Maranoa	307			370	Ongoing
Central Queensland	308			3,058	Ongoing
Gold Coast	309			30,986	Ongoing
Ipswich	310			8,665	Ongoing
Logan - Beaudesert	311			1,587	Ongoing
Mackay	312			4,589	Ongoing
Moreton Bay - North	313			10,636	Ongoing
Queensland - Outback	315			2,113	Ongoing
Sunshine Coast	316			14,741	Ongoing
Toowoomba	317			10,193	Ongoing
Townsville	318			4,780	Ongoing
Wide Bay	319			23,283	Ongoing
Statewide	Various			427,515	Ongoing

Sub-total Housing and Homelessness Services				623,949

Local Government and Planning
Local Government Grants and Subsidies Program	Various			76,297	Ongoing
Works for Queensland	Various	1,098,578	774,088	124,490	200,000
South East Queensland Community Stimulus Program	Various	200,000	78,000	72,000	50,000
Hinchinbrook Harbour new sewage plant	306	6,433	3,857	2,576

58

Capital Statement 2024-25

Housing, Local Government, Planning and Public Works
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Splash Parks in Mareeba and Douglas Shires	306	3,000	1,950	1,050
Northern Peninsula Area water supply system – replacement of asbestos cement pipelines	315	5,010	3,010	2,000
Indigenous Councils Critical Infrastructure Program	Various	117,534	107,534	10,000
COVID-19 Works for Queensland	Various	199,900	198,283	1,617
Kenrick Park Masterplan (Stage 1)	306	3,000	1,900	1,100
Trinity Beach Community Activity Space	306	935	841	94
Torres Strait Ferry Funding Program	315	500		500
Local Government Community Safety	Various	5,000		5,000
Kuranda infrastructure levy	306			744	Ongoing

Sub-total Local Government and Planning				297,468

Public Works
Resilient Homes Fund	Various	172,764	40,535	63,431	68,798

Total Capital Grants				984,848

QBUILD
Property, Plant and Equipment
Regional Infrastructure Upgrades	Various	6,537	844	5,693
QBuild Rapid Accommodation and Apprenticeship Centres	Various	7,570		7,570
Other property, plant and equipment	Various	6,444	4,847	1,597

Total Property, Plant and Equipment				14,861

QUEENSLAND BUILDING AND CONSTRUCTION COMMISSION
Property, Plant and Equipment
Other property, plant and equipment	Various	18,553	3,308	5,745	9,500

Total Property, Plant and Equipment				5,745

TOTAL HOUSING, LOCAL GOVERNMENT, PLANNING AND PUBLIC WORKS (PPE)				757,341

TOTAL HOUSING, LOCAL GOVERNMENT, PLANNING AND PUBLIC WORKS (CG)				984,848

59

Capital Statement 2024-25

3.8	JUSTICE AND ATTORNEY-GENERAL

The 2024-25 capital acquisitions budget for the Justice and Attorney-General portfolio (including the Department of Justice and Attorney-General, Legal Aid Queensland, Crime and Corruption Commission, Public Trustee of Queensland and Office of the Queensland Ombudsman) is $76 million.

Department of Justice and Attorney-General

The Department of Justice and Attorney-General capital acquisitions budget for 2024-25 is $68.3 million.

Program Highlights (Property, Plant and Equipment)

•	$23.6 million to continue the ongoing program of minor capital works in courthouses.

•	$13.5 million to continue the replacement of the Beaudesert courthouse.

•	$11.2 million to expand and upgrade existing audio-visual capacity in the justice system, which includes video conferencing and in-custody court appearances.

•

$9 million to continue the domestic and family violence courthouse improvements in Toowoomba, Cairns, Brisbane, Rockhampton, Maroochydore, Caboolture, Mackay and Ipswich. This forms part of the government’s response to the Queensland Women’s Safety and Justice Taskforce, Hear Her Voice - Report One - Addressing coercive control and domestic and family violence in Queensland.

•	$2.5 million to commence courtroom expansions at Townsville courthouse and Brisbane Supreme and District courthouse.

Crime and Corruption Commission

The Crime and Corruption Commission 2024-25 capital acquisitions budget is $4 million.

Program Highlights (Property, Plant and Equipment)

•	$3.2 million to replace computer and other information technology equipment.

•	$780,000 to replace vehicles.

Legal Aid Queensland

Legal Aid Queensland’s 2024-25 capital acquisitions budget is $1.5 million.

Program Highlights (Property, Plant and Equipment)

•	$1.1 million to fit out office accommodation in Brisbane and regions.

•	$400,000 for new and replacement vehicles.

Public Trustee of Queensland

The Public Trustee of Queensland 2024-25 capital acquisitions budget is $1 million. This capital budget will enable the Public Trustee of Queensland to continue to provide a wide range of efficient services to the Queensland community, as well as continuing to maintain appropriate workplace health and safety standards for customers and staff.

60

Capital Statement 2024-25

Program Highlights (Property, Plant and Equipment)

•	$700,000 in support of leasehold improvements - for the fit out of leased premises.

•	$300,000 in support of replacement of property, plant and equipment.

Office of the Queensland Ombudsman

The Office of the Queensland Ombudsman’s 2024-25 capital acquisitions budget is $1.2 million.

Program Highlights (Property, Plant and Equipment)

•	$1.1 million to fit out office accommodation in Brisbane.

•	$90,000 to maintain current information technology systems and infrastructure.

Justice and Attorney-General
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL
Property, Plant and Equipment
Domestic and family violence courthouse improvements	Various	49,050	5,975	9,000	34,075
Brisbane Supreme and District Court - courtroom expansion	305	25,318		2,010	23,308
Beaudesert courthouse replacement	311	21,446	4,406	13,521	3,519
Townsville courthouse - courtroom expansion	318	7,500		500	7,000
Courthouses - minor capital works	Various			23,555	Ongoing
Justice System - audio visual capacity expansion and upgrades	Various			11,207	Ongoing
Leasehold improvements	305			3,879	Ongoing
Minor capital works - software	305			2,065	Ongoing
Other acquisitions of property, plant and equipment	Various			1,080	Ongoing
Courthouses - information systems upgrades and replacements	305			795	Ongoing
Forensic Services new and upgraded equipment	Various	650		650

Total Property, Plant and Equipment				68,262

CRIME AND CORRUPTION COMMISSION
Property, Plant and Equipment
Other plant and equipment	Various			3,220	Ongoing
Vehicle replacements	Various			780	Ongoing

Total Property, Plant and Equipment				4,000

61

Capital Statement 2024-25

Justice and Attorney-General
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
LEGAL AID QUEENSLAND
Property, Plant and Equipment
Office accommodation fit out	Various	1,100		1,100
Vehicles replacement	Various	400		400

Total Property, Plant and Equipment				1,500

PUBLIC TRUSTEE OF QUEENSLAND
Property, Plant and Equipment
Leasehold improvements	Various			700	Ongoing
Other acquisitions of property, plant and equipment	Various			300	Ongoing

Total Property, Plant and Equipment				1,000

OFFICE OF THE QUEENSLAND OMBUDSMAN
Property, Plant and Equipment
Accommodation fit out	305	2,243	227	1,133	883
Information technology plant and equipment purchases	305			90	Ongoing

Total Property, Plant and Equipment				1,223

TOTAL JUSTICE AND ATTORNEY-GENERAL (PPE)				75,985

62

Capital Statement 2024-25

3.9	LEGISLATIVE ASSEMBLY OF QUEENSLAND

Legislative Assembly of Queensland

The total planned 2024–25 capital expenditure for the Legislative Assembly of Queensland is $3.7 million.

In 2024–25, the Queensland Parliamentary Service will complete the modernisation of audio visual broadcast infrastructure as part of the Queensland Parliament digital transformation program. Other major capital projects include information technology network infrastructure upgrades (including network consolidation, servers and firewall replacement), and other capital improvements and plant and equipment in the Parliamentary Precinct.

Legislative Assembly of Queensland
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
LEGISLATIVE ASSEMBLY OF QUEENSLAND
Property, Plant and Equipment
Other property, plant and equipment	305			1,577	Ongoing
Information technology network infrastructure	305			1,043	Ongoing
Queensland Parliament digital transformation program	305	1,891	865	1,026

Total Property, Plant and Equipment				3,646

TOTAL LEGISLATIVE ASSEMBLY OF QUEENSLAND (PPE)				3,646

63

Capital Statement 2024-25

3.10	PREMIER AND CABINET

The Department of the Premier and Cabinet (including Ministerial Offices and Office of the Leader of the Opposition) has planned capital purchases of $1.1 million in 2024-25.

Department of the Premier and Cabinet

Program Highlights (Property, Plant and Equipment)

•	$749,000 for ongoing upgrades to and maintenance of departmental ICT systems and other minor works.

•	$311,000 for ongoing upgrades and maintenance of existing Ministerial Services ICT systems and other minor works.

Premier and Cabinet
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF PREMIER AND CABINET
Property, Plant and Equipment
Departmental ICT systems and other minor works	305			749	Ongoing
Ministerial Offices and Office of the Leader of the Opposition - ICT systems and other minor works	305			311	Ongoing

Total Property, Plant and Equipment				1,060

TOTAL PREMIER AND CABINET (PPE)				1,060

64

Capital Statement 2024-25

3.11	QUEENSLAND CORRECTIVE SERVICES

Queensland Corrective Services’ 2024-25 capital program of $227.9 million will primarily focus on correctional centre expansion and enhancements.

Queensland Corrective Services

Program Highlights (Property, Plant and Equipment)

•

$97.3 million of a total $885.3 million to complete construction of Lockyer Valley Correctional Centre (formerly Southern Queensland Correctional Precinct – Stage 2) and acquire video conference suites and other property, plant and equipment for prison industries. The new centre will be a modern, purpose-built facility with over 1,500 beds and will enable a focus on health and rehabilitation to reduce reoffending.

•	$46 million of a total $246.4 million for infrastructure upgrades as part of the asset improvement program.

•	$22.5 million of a total $79.8 million to construct additional prison capacity to sustainably manage a growing prisoner population.

•	$22.6 million of a total $71.8 million to progress infrastructure works and support ongoing maintenance and replacement programs.

•	$19.2 million of a total $31.8 million to install information technology infrastructure in correctional centres to enhance the provision of health care.

•	$13.9 million to acquire other property, plant and equipment.

•	$4.5 million of a total $8 million to install additional bunk beds in high security correctional centres across Queensland to manage the increasing prisoner population.

•	$1.9 million of a total $2.8 million for office accommodation to support the management of dangerous prisoners (sexual offenders) at the Wacol precinct.

Queensland Corrective Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
QUEENSLAND CORRECTIVE SERVICES
Property, Plant and Equipment
Major works - correctional centres
Lockyer Valley Correctional Centre (formerly Southern Queensland Correctional Precinct – Stage 2)
Lockyer Valley Correctional Centre construction	310	879,878	787,978	91,900
Lockyer Valley Correctional Centre property, plant and equipment	310	5,390		5,390

Sub-total Lockyer Valley Correctional Centre (formerly Southern Queensland Correctional Precinct – Stage 2)				97,290

Information technology infrastructure	Various	31,750	770	19,217	11,763

Sub-total Major works - correctional centres				116,507

65

Capital Statement 2024-25

Queensland Corrective Services
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Correctional centre enhancements
Prison capacity uplift
Palen Creek Correctional Centre	311	27,200		10,000	17,200
Townsville Correctional Centre	318	21,950		5,200	16,750
Numinbah Correctional Centre	309	17,900		4,580	13,320
Lotus Glen Correctional Centre	315	12,700		2,700	10,000

Sub-total Prison capacity uplift				22,480

Infrastructure works	Various	71,770	49,123	22,647
Additional bunk beds	Various	8,000	3,500	4,500

Sub-total Correctional centre enhancements				49,627

Asset improvement program
Asset improvement program	Various	246,413		46,000	200,413

Sub-total Asset improvement program				46,000

Community corrections enhancements
High Risk Offender Management Unit resourcing	310	2,838	946	1,892

Sub-total Community corrections enhancements				1,892

Other acquisitions of property, plant and equipment
Other acquisitions of property, plant and equipment	Various			13,880	Ongoing

Sub-total Other acquisitions of property, plant and equipment				13,880

Total Property, Plant and Equipment				227,906

TOTAL QUEENSLAND CORRECTIVE SERVICES (PPE)				227,906

66

Capital Statement 2024-25

3.12	QUEENSLAND FIRE DEPARTMENT

The 2024–25 Queensland Fire Department capital program of $138.4 million supports the provision of fire and rescue, and rural fire services throughout Queensland. The program will fund facilities, fire appliances and essential operational equipment.

Queensland Fire and Rescue

Program Highlights (Property, Plant and Equipment)

•	$23.8 million for replacement and new fire and rescue appliances.

•	$7.6 million to complete the delivery of the replacement permanent and auxiliary fire and rescue station at Airlie Beach.

•	$6.2 million for operational equipment including specialised firefighting, scientific analysis and detection, breathing apparatus, and rescue equipment.

•	$5 million for enhanced firefighter safety equipment such as thermal imaging cameras and rapid intervention team kits.

•	$5 million to continue the delivery of the new permanent fire and rescue station at Greater Springfield.

•	$4.3 million for minor works across permanent and auxiliary fire and rescue stations across Queensland.

•	$4 million for remediation works associated with per- and polyfluoroalkyl substances (PFAS) at the Ayr Fire and Rescue Station, with further planning around the future of the site to be undertaken.

•	$3 million to continue the delivery of the replacement permanent and auxiliary fire and rescue station at Drayton.

•	$3 million to continue the delivery of the replacement permanent fire and rescue station at Gympie South.

•	$3 million for land acquisitions for replacement facilities at Babinda, Highfields, and other future strategic areas.

•	$2.5 million to commence the upgrade and refurbishment of the auxiliary fire and rescue station at Boonah.

•	$2.5 million to commence the delivery of the replacement permanent fire and rescue station at Beerwah.

•	$2.3 million to complete the new permanent fire and rescue station at Caloundra South.

•	$2 million to commence the replacement of the permanent fire and rescue station at Caloundra.

•	$1.1 million to complete the delivery of the upgrade and refurbishment to the auxiliary station at Mitchell.

Rural Fire Service Queensland

Program Highlights (Property, Plant and Equipment)

•	$19.5 million for replacement and new rural fire appliances.

•	$6.4 million for operational equipment including specialised firefighting, breathing apparatus, and rescue equipment.

•	$5.9 million to complete the delivery of new or upgraded rural fire brigade stations across Queensland.

67

Capital Statement 2024-25

•	$4.2 million to continue the delivery of the fire and emergency services complex at Bamaga.

•	$1.6 million for the retrofitting of cabin deluge systems into rural fire appliances.

•	$1.5 million to continue the delivery of the new Maryborough area brigade headquarters.

•	$1.5 million to upgrade rural fire service facilities.

•	$500,000 for rural land acquisitions.

Queensland Fire Department

Program Highlights (Property, Plant and Equipment)

•	$17.5 million to commence refurbishment of the new Queensland Fire Department State Headquarters

•	$4.5 million to commence the delivery of the replacement Fire Communications Centre at Cairns.

Queensland Reconstruction Authority

In 2024-25, the Queensland Reconstruction Authority has capital grants of more than $1.281 billion to support the Queensland Government’s program of infrastructure renewal and recovery within disaster-affected communities, and to help build disaster resilience across Queensland.

Program Highlights (Capital Grants)

•

$1.214 billion for Disaster Recovery Funding Arrangements (DRFA), will be paid to councils for reconstruction, betterment and other projects relating to natural disaster events between 2020 and 2024. This program is jointly funded by the Queensland Government and the Australian Government.

•	$38.2 million towards high priority disaster resilience and mitigation infrastructure projects jointly funded by the Queensland and Australian Governments from DRFA Efficiencies.

•

$13.1 million for the Queensland Resilience and Risk Reduction Fund, as part of a National Partnership Agreement, jointly funded with the Australian Government, to support disaster mitigation projects and build resilience to natural disasters over 5 years.

•	$7 million for Recovery and Resilience Grants to support 14 local government areas hardest hit by the 2019 North Queensland Monsoon Trough, funded by the Australian Government.

•

$6.7 million for the Emergency Response Fund, to assist recovery and post-disaster initiatives in communities significantly impacted by the South East Queensland Rainfall and Flooding event, funded by the Australian Government.

•

$2 million for the North Queensland Natural Disasters Mitigation Program to help councils in North and Far North Queensland reduce their disaster risk and assist in reducing the growth of insurance costs for residents, businesses and the community.

•	$268,000 for the National Flood Mitigation Infrastructure Program to deliver projects that assist communities to prepare for future flood events, funded by the Australian Government.

68

Capital Statement 2024-25

Queensland Fire Department
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
QUEENSLAND FIRE DEPARTMENT
Property, Plant and Equipment
Buildings
Queensland Fire and Rescue Facilities
Airlie Beach replacement permanent and auxiliary fire and rescue station	312	10,100	2,550	7,550
Ayr Fire and Rescue Station remediation works	318	4,000		4,000
Beerwah replacement permanent fire and rescue station	316	10,000		2,500	7,500
Boonah auxiliary fire and rescue station upgrade and refurbishment	310	2,500		2,500
Caloundra replacement permanent fire and rescue station	316	7,500		2,000	5,500
Caloundra South new permanent fire and rescue station	316	8,500	6,200	2,300
Drayton replacement permanent and auxiliary fire and rescue station	317	7,500	747	3,000	3,753
Greater Springfield new permanent fire and rescue station	310	10,000	400	5,000	4,600
Gympie South replacement permanent fire and rescue station	319	7,500	100	3,000	4,400
Mitchell auxiliary fire and rescue station upgrade and refurbishment	307	2,200	1,100	1,100
Minor works	Various			4,317	Ongoing

Sub-total Queensland Fire and Rescue Facilities				37,267

Rural Fire Service Queensland Facilities
Abbot Point rural fire brigade station	312	600		600
Bamaga fire and emergency services complex	315	4,900	300	4,200	400
Bell Town rural fire brigade station	307	600		600
Biddaddaba rural fire brigade station	311	600		600
Biggenden rural fire brigade station	319	400		400
Delaneys Creek rural fire brigade station	313	1,000		1,000
Maryborough area brigade headquarters	319	7,150	2,500	1,500	3,150
Moore Linville rural fire brigade station	313	700	150	550
Mount Alford rural fire brigade station	310	700	100	600
Mount Ossa rural fire brigade station	312	600		600
Mulgowie rural fire brigade station	310	600		600

69

Capital Statement 2024-25

Queensland Fire Department
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Rural Fire Service Queensland facilities program	Various			1,500	Ongoing
Swan and Emu Creek rural fire brigade station	307	350		350

Sub-total Rural Fire Service Queensland Facilities				13,100

Queensland Fire Department
Cairns Fire Communications Centre replacement	306	8,500		4,500	4,000
Queensland Fire Department State Headquarters	305	27,500		17,500	10,000

Sub-total Queensland Fire Department				22,000

Sub-total Buildings				72,367

Strategic Land Acquisitions
Babinda replacement fire and rescue station land acquisition	306	250		250
Highfields replacement fire and rescue station land acquisition	317	2,000		2,000
Rural Fire Service Queensland operations land acquisitions	Various			500	Ongoing
Queensland Fire and Rescue strategic land acquisitions	Various			750	Ongoing

Sub-total Strategic Land Acquisitions				3,500

Plant and Equipment
Queensland Fire and Rescue
Queensland Fire and Rescue appliances	Various			23,800	Ongoing
Operational equipment	Various			6,235	Ongoing
Enhanced Firefighter Safety Equipment	Various	5,000		5,000

Sub-total Queensland Fire and Rescue				35,035

Rural Fire Service Queensland
Rural Fire Service Queensland appliances	Various			19,500	Ongoing
Operational equipment	Various			6,400	Ongoing
Rural Fire Service Queensland deluge system retrofit	Various	5,800	2,800	1,600	1,400

Sub-total Rural Fire Service Queensland				27,500

Sub-total Plant and Equipment				62,535

Total Property, Plant and Equipment				138,402

70

Capital Statement 2024-25

Queensland Fire Department
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
QUEENSLAND RECONSTRUCTION AUTHORITY
Capital Grants
Disaster Recovery Funding Arrangements	Various			1,213,694	Ongoing
Efficiencies Fund	Various	95,389		38,156	57,233
Queensland Resilience and Risk Reduction Fund	Various	65,507	46,544	13,101	5,862
Recovery and Resilience Grants	Various	28,000	21,000	7,000
Emergency Response Fund	Various	16,817	2,725	6,727	7,365
North Queensland Natural Disasters Mitigation Program	Various	10,000	8,000	2,000
National Flood Mitigation Infrastructure Program	Various	10,794	10,526	268

Total Capital Grants				1,280,946

TOTAL QUEENSLAND FIRE DEPARTMENT (PPE)				138,402

TOTAL QUEENSLAND FIRE DEPARTMENT (CG)				1,280,946

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Capital Statement 2024-25

3.13	QUEENSLAND HEALTH

QUEENSLAND HEALTH

Queensland Health is comprised of the Department of Health, the Queensland Ambulance Service (QAS) and 16 independent Hospital and Health Services (HHSs) situated across the state. The remainder of the Queensland Health portfolio includes the Queensland Mental Health Commission, the Office of the Health Ombudsman, the Council of the Queensland Institute of Medical Research (QIMR Berghofer) and Health and Wellbeing Queensland.

In 2024-25, the total capital investment program for the Queensland Health portfolio is $2.167 billion.

Queensland Health and Hospital and Health Services

The Queensland Health Capital Program delivers built infrastructure and digital technologies to enable the delivery of safe, high-quality health services to Queenslanders. The built infrastructure, equipment and technology requirements of Queensland Health are driven by clinical services planning and models of care. The demand on Queensland’s public health system is projected to increase significantly over the coming years, and Queensland Health continues to strategically position itself to respond to these pressures with innovative approaches to managing existing assets, leveraging emerging healthcare technology, and utilising contemporary building practices and driving optimal design outcomes.

Queensland Health also uses a strategic approach to forward planning which considers the needs of all Queenslanders, including efficiencies that can be leveraged across the statewide network. This ensures healthcare infrastructure and equipment programs are delivered at the right place, at the right time, for Queensland communities.

Program Highlights (Property, Plant and Equipment)

In 2024-25, Queensland Health will continue to invest in health infrastructure, capital works and purchases across a broad range of areas including hospitals, ambulance stations and vehicles, health technology, research and scientific services, mental health services, staff accommodation, and ICT.

Hospital and Health facility highlights in 2024-25 include:

$1.152 billion for the Capacity Expansion Program, a significant investment to help future proof our world-class health system, support patient flow services, and deliver around 2,200 additional beds. The program includes the new Bundaberg, Toowoomba, and Coomera hospitals, the new Queensland Cancer Centre, major hospital expansions at 11 sites across Queensland – including Brisbane, Cairns, Fraser Coast, Gold Coast, Ipswich, Logan, Mackay, Moreton Bay, Robina, Toowoomba, and Townsville.

$215 million under the Sustaining Capital Program for:

•

Hospital and Health Services and the Department of Health to fund a range of minor capital projects, to efficiently replace and renew Queensland Health’s existing asset base to maintain business and service delivery. The program will seek to enhance, optimise, renew, and replace the asset base to ensure facilities and equipment are fit for purpose.

•

Enhancement of ageing rural and regional health facilities and staff accommodation as part of the next stage of the Queensland Health Building Rural and Remote Health Program. Locations include Darling Downs, Cairns and Hinterland, Central Queensland, Mackay, North West, South West, Central West, Torres and Cape, Townsville, West Moreton and

72

Capital Statement 2024-25

Wide Bay Hospital and Health Services.

•	Continued funding of the Accelerated Infrastructure Delivery Program with ongoing delivery of the Ripley Sub Acute Expansion and the Gold Coast University Hospital Sub Acute Expansion.

$53.2 million in hospital car parking projects to meet increasing demand for parking, including:

•	$43.2 million towards the Prince Charles Hospital Car Park, providing 1,503 car parks.

•

$10 million towards the construction of a multi-storey car park at the Queen Elizabeth II Jubilee Hospital, which will deliver 1,379 car parks to provide easier and more secure parking for patients, visitors and staff.

$40.3 million towards the Gold Coast Secure Mental Health Unit to support delivery of a new 40 bed facility to help the recovery of consumers with severe and complex mental health disorders.

$39.8 million towards the Rockhampton Hospital Mental Health Ward Expansion, which will provide high quality treatment and care to more consumers in Rockhampton and surrounding areas experiencing mental illness.

$31.7 million towards the Caboolture Hospital Redevelopment Stage 1, delivering 130 additional beds and refurbishing critical clinal support services.

$28.8 million in Alcohol and Other Drug Community Treatment Facilities in Cairns, Ipswich and Bundaberg to help better meet the needs of young people and their families.

$27 million towards the Redland Hospital Expansion Stage 1, supporting delivery of 37 additional beds.

$24.3 million towards the Queensland Spinal Cord Injury Service, delivering infrastructure upgrades to existing facilities at the Princess Alexandra Hospital.

$19.7 million towards the Kirwan Health Campus Expansion and Refurbishment at Townsville to help deliver stronger public health services for north Queenslanders.

$16.6 million towards the Rockhampton Hospital Cardiac Hybrid Theatre, providing 6 new beds and delivering enhanced cardiac services that will allow patients to be treated closer to home.

$12 million to replace existing staff accommodation in Torres and Cape to provide appropriate, safe, and fit-for-purpose accommodation.

$11.2 million towards the Cairns Health and Innovation Centre which will deliver additional capacity for clinical services within the existing Cairns Hospital Precinct and provide necessary health education, training, and research facilities for future medical professionals in Cairns. This investment will support delivery of extensive master planning, design development and land acquisition which will all assist in determining the optimum location for the Cairns Health and Innovation Centre in close proximity to Cairns Hospital.

$11 million towards the Redland Hospital Expansion Project Stage 2, delivering a new 3 level, 43 bed Mental Health and Allied Health building.

$10.1 million towards the Cairns Hospital Mental Health Unit that will help provide additional capacity and a better environment to help people in their recovery from mental illness.

$8 million to completely redevelop and deliver a contemporary Cooktown Multi-Purpose Health Service facility to support modern models of care including maternity, paediatrics, mental health

73

Capital Statement 2024-25

and palliative care, increasing bed numbers by 50%. This redevelopment will also support culturally safe services for the local Cook Shire catchment in Far North Queensland.

$6.6 million for the Satellite Hospitals Program, to finalise the program and deliver additional chemotherapy services at the Bribie Island Satellite Hospital.

$6 million for the Fraser Coast Mental Health Project, supporting delivering of a new 22 bed facility that will enhance mental health services in Hervey Bay.

$6 million for the Cairns Operational Centre and Regional Office Redevelopment for Queensland Ambulance Services.

Queensland Ambulance Service

In 2024-25, the QAS will invest $99.5 million in enabling critical infrastructure to support essential frontline services to provide timely, quality, and appropriate patient focused pre-hospital emergency and non-emergency care and services to the community. Highlights of the capital program include:

•

$39.8 million to commission 155 new and replacement ambulance vehicles including the continued rollout of power assisted stretchers incorporating $1.5 million for the fit out of emergency response vehicles.

•

$13 million for the planning, design, and construction phases for the redevelopment of the Gold Coast Operations Centre (Coomera) and investigations required for the replacement of Southport Ambulance Station and Pimpama Ambulance Station.

•

$14.3 million for the planning, design, and construction phases for the relocation of the Springwood Ambulance Station and Sandgate Ambulance Station and planning works for the replacement of Beenleigh Ambulance Station.

•	$12.5 million investment in minor works at various existing stations to improve functionality, amenities and prolong useful life.

•	$8 million in operational equipment to support frontline services.

•	$6 million investment in the acquisition of strategically located land to accommodate future expansion of services aligned with identified growth areas.

•	$5.8 million investment in information and communication technology for software. development projects to enhance patient care and service delivery.

Council of the Queensland Institute of Medical Research

The 2024-25 QIMR Berghofer capital program will invest $21 million for the acquisition of new and/or replacement state-of-the-art scientific equipment and research facilities, including a provision to complete the building cladding replacement program.

Queensland Health

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
QUEENSLAND HEALTH AND HOSPITAL AND HEALTH SERVICES
Property, Plant and Equipment ¹
Hospital and Health Services
Advancing Queensland Health Infrastructure Program	Various	238,225	220,709	7,893	9,623

74

Capital Statement 2024-25

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Alcohol and Other Drug Community Treatment Program	Various	54,904	7,308	18,800	28,796
Better Care Together	Various	262,501	64,053	66,691	131,757
Building Better Hospitals
Caboolture Hospital Redevelopment Stage 1 ²	313	367,700	318,388	31,666	17,646
Ipswich Hospital Expansion Stage 1A ²	310	100,964	91,726	3,500	5,738
Logan Hospital Expansion and Maternity Services Upgrade ² ³	311	479,759	383,201	24,252	72,306
Building Rural and Remote Health Program	Various	95,219	72,801	8,600	13,818
Cairns Bay Village Project	306	12,000	450	3,000	8,550
Cairns Hospital Emergency Department Expansion	306	30,000	19,658	2,554	7,788
Cairns Hospital Mental Health Unit	306	82,200	62,153	10,050	9,997
Cairns Hospital Research Education and Innovation Centre Stage 1	306	77,361	11,892	11,200	54,269
Cairns Youth Alcohol and Other Drug (AOD) Community Treatment Facility	306	17,821	4,952	10,000	2,869
Capacity Expansion Program
New Bundaberg Hospital	319	1,200,000	78,548	68,125	1,053,327
New Coomera Hospital	309	1,300,000	84,277	120,000	1,095,723
New Toowoomba Hospital	317	1,300,000	58,531	180,000	1,061,469
Capacity Expansion Program - Rest of Program [4]	Various	7,415,000	299,990	784,226	6,330,784
Capital Infrastructure Projects - CHQ	305	3,911	2,246	1,665
Community Health and Hospitals Program
Caboolture Hospital Chemotherapy Chairs	313	10,000	7,410	2,000	590
Logan Urgent and Specialist Care Centre	311	33,400	4,077	29,323
Redland Hospital Expansion - Stage 1 [5]	301	77,943	38,007	27,000	12,936
Cooktown Multipurpose Health Service facility	315	200,000		8,000	192,000
Dakabin Family and Community Place	314	9,874	3,330	5,800	744
Fraser Coast Mental Health Project	319	54,478	35,877	5,973	12,628
Gold Coast Secure Mental Health Rehabilitation Unit	309	122,744	66,486	40,255	16,003
Kirwan Health Campus	318	45,220	19,505	19,715	6,000
Mackay Community Mental Health Refurbishment	312	6,000	465	5,535
Moura Multi-Purpose Healthcare Service	308	17,200	983	10,436	5,781

75

Capital Statement 2024-25

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Princess Alexandra Hospital Limited Care Dialysis Unit Refurbishment	303	8,504	4,854	642	3,008
Proserpine Hospital Acute Primary Care Clinic Upgrade	312	5,000	25	4,975
QAS Cairns Operational Centre and Regional Office Redevelopment	306	14,711	1,289	6,000	7,422
Queen Elizabeth II Jubilee Hospital Car Park	303	29,810		10,000	19,810
Queensland Spinal Cord Injury Service	303	29,297	5,000	24,297
Redland Hospital Expansion Project – Stage 2	301	150,000	1,000	11,000	138,000
Rockhampton Hospital Cardiac Hybrid Theatre	308	28,937	1,199	16,635	11,103
Rockhampton Hospital Mental Health Ward Expansion	308	91,900	1,004	39,839	51,057
Rural and Regional Renal Program	Various	22,052	7,756	6,570	7,726
Satellite Hospitals Program	Various	363,900	336,716	6,584	20,600
Staff Accommodation Program	Various	21,104	2,477	2,160	16,467
The Prince Charles Hospital Car park	302	92,840	47,428	43,233	2,179
Townsville University Hospital Hybrid Theatre	318	17,000	7,965	6,683	2,352
Woorabinda Multi-Purpose Health Service	308	17,241	3,632	11,109	2,500
Workforce Accommodation (Torres)	Various	12,000		12,000
Yeronga Child and Youth Community Health Hub	303	7,835	1,067	3,620	3,148
Statewide Other Construction and Acquisitions [6]	Various			8,077	Ongoing
Sustaining Capital Program	Various			215,042	Ongoing
Information Communication and Technology
Information Communication and Technology	305	501,227	204,756	97,778	198,693
Central Queensland
Central Queensland - ROU Lease	Various	590	412	178
Central West
Central West - ROU Lease	315	1,562	429	406	727
Mackay
Mackay - ROU Lease	312	4,741	1,183	1,315	2,243
Metro North
Caboolture Hospital Redevelopment Digital Project	305	20,000	13,318	6,682
Metro South

76

Capital Statement 2024-25

Queensland Health
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Metro South - Capital Projects	305	55,549	53,291	1,650	608
Sunshine Coast
Sunshine Coast University Hospital Group 4 ICT Project	316	57,000	54,954	2,046
Sunshine Coast - Capital Projects	316	12,975	11,659	1,316
Queensland Ambulance Service
Beenleigh Ambulance Station Replacement	311	16,500	468	200	15,832
Sandgate Ambulance Station Replacement	302	10,807	671	8,136	2,000
Pimpama Redevelopment	309	5,500	198	100	5,202
Springwood Station Replacement	311	8,089	242	6,012	1,835
Southport Ambulance Station Redevelopment	309	14,000	494	100	13,406
Operational Equipment	305			7,950	Ongoing
Ambulance Vehicles Purchases	305			39,800	Ongoing
Information Systems Development	305			5,750	Ongoing
Minor Works	305			12,500	Ongoing
Strategic Land Acquisitions	305			6,000	Ongoing
Gold Coast Operations Centre Redevelopment (Coomera)	309	19,870	5,542	13,000	1,328

Total Property, Plant and Equipment				2,145,644

COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH
Property, Plant and Equipment
Other scientific equipment - QIMRB	305			20,968	Ongoing

Total Property, Plant and Equipment				20,968

TOTAL QUEENSLAND HEALTH (PPE)				2,166,612

Notes:

1.	Total estimated cost may include both capital and non-capital components.
2.	Total estimated cost includes funding of $3 million from South-East Queensland - Planning for Growth.
3.	Total funding for the Logan Maternity Services Upgrade includes funding of $1.5 million from the Hospital and Health Services.
4.	Total funding includes $375 million Australian Government funding and $55 million philanthropic contributions.
5.	Total funding includes $30 million Australian Government funding.
6.	Amount is net of non-capital component of project expenditure.

77

Capital Statement 2024-25

3.14	QUEENSLAND POLICE SERVICE

Queensland Police Service

The 2024-25 Queensland Police Service capital program of $684.2 million will support the delivery of quality frontline services throughout Queensland. The program will fund facilities, motor vehicles, aviation assets, vessels and other essential equipment.

Police and Community Safety

Program Highlights (Property, Plant and Equipment)

•	$200 million to complete the Youth Remand Facility at Wacol.

•	$124.6 million for the Police Aerial Support Capability - POLAIR SEQ.

•	$78.2 million for the aircraft capability program.

•	$47.7 million for new and replacement police service vehicles.

•	$32.4 million to continue the replacement police facilities at Cunnamulla, Hervey Bay and Kirwan.

•	$25 million to continue the new police facility at Ripley and the upgrade of the Warwick police facility.

•	$22 million for minor capital works and other plant and equipment across the state.

•	$18.1 million for the Public Safety Network.

•	$16.9 million for information and communications technology.

•	$16 million for new and replacement police service vessels.

•	$14.6 million for Camera Detected Offence Program equipment.

•	$14.3 million to complete the replacement police facilities at Clermont, Cooroy, Dayboro and Rosewood and the new police facility at Caloundra South.

•	$9.8 million to complete the upgrade of the police facilities at Cairns, Mackay and Maryborough.

•	$8.3 million to continue the replacement police facilities at Longreach, Proserpine, Rainbow Beach and Winton, and the multi-agency community safety facility at Palm Island.

•	$5.5 million for upgrades and replacements to air conditioning and closed circuit cameras at police facilities across the state.

•	$5.5 million for the new residential accommodation at Mount Isa.

•	$3.3 million for Queensland Ambulance Service information systems development.

•	$2.8 million for Queensland Fire Department information and communications systems and equipment.

•	$2.7 million for mobile capability and the development of new applications for the Queensland Police Service QLiTe mobile tablet devices.

•	$2.6 million for land acquisitions.

•	$2.5 million to modernise and upgrade the police network of watchhouses.

•	$2.1 million for aviation capability - Remotely Piloted Aircraft System.

•	$1.2 million for aircraft maintenance.

•	$300,000 to commence the upgrade of the police facilities at Bundaberg and the replacement water police facility at Hervey Bay.

78

Capital Statement 2024-25

Program Highlights (Capital Grant)

•	$15 million for PCYC Caloundra.

•	$2 million for PCYC Redcliffe.

Marine Rescue Queensland

Program Highlights (Property, Plant and Equipment)

•	$7.1 million for the Marine Rescue Vessel Replacement Program.

State Emergency Service

Program Highlights (Capital Grant)

•	$3.8 million for State Emergency Service capital grants.

Queensland Police Service

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
QUEENSLAND POLICE SERVICE
Property, Plant and Equipment
Buildings/General Works
Bundaberg police facility upgrade	319	20,000		100	19,900
Cairns police facility upgrade	306	21,000	18,744	2,256
Caloundra South new police facility	316	13,500	10,365	3,135
Clermont replacement police facility	312	5,755	801	4,954
Cooroy replacement police facility	316	6,100	4,873	1,227
Cunnamulla replacement police facility	315	16,500	540	1,200	14,760
Dayboro replacement police facility	314	6,700	4,309	2,391
Hervey Bay replacement police facility	319	28,000	150	1,000	26,850
Hervey Bay replacement water police facility	319	3,800		200	3,600
Kirwan replacement police facility	318	45,000	3,277	30,180	11,543
Longreach replacement police facility	315	13,800	19	1,081	12,700
Mackay police facility upgrade	312	4,000	605	3,395
Maryborough police facility upgrade	319	4,800	668	4,132
Mount Isa new residential accommodation	315	5,750	232	5,518
Palm Island multi-agency community safety facility	318	18,000	100	200	17,700
Proserpine replacement police facility	312	7,600	511	5,989	1,100

79

Capital Statement 2024-25

Queensland Police Service

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Rainbow Beach replacement police facility	319	2,300	50	500	1,750
Ripley new police facility	310	34,000	1,616	15,000	17,384
Rosewood replacement police facility	310	5,433	2,854	2,579
Wacol Youth Remand Facility	310	260,500	60,500	200,000
Watchhouse Modernisation Program	Various	2,500		2,500
Warwick police facility upgrade	307	21,000	1,629	10,000	9,371
Winton replacement police facility	315	4,600	57	500	4,043

Sub-total Buildings/General Works				298,037

Land
Land acquisition	Various			2,603	Ongoing

Sub-total Land				2,603

Plant and Equipment
Marine Rescue Queensland
Marine Rescue Vessel Replacement Program	Various			7,064	Ongoing
Police and Community Safety
Air conditioning plant replacement program	Various			4,000	Ongoing
Police Aerial Support Capability - POLAIR SEQ	Various	124,599		124,599
Aircraft Capability Program	Various	146,301	68,089	78,212
Aircraft Maintenance	Various			1,200	Ongoing
Aviation Capability - Remotely Piloted Aircraft System	Various	2,289	189	2,100
Camera Detected Offence Program	Various			14,567	Ongoing
Closed circuit camera upgrades in various police facilities	Various			1,500	Ongoing
Information and communication technology	Various			16,877	Ongoing
Minor works	Various			10,350	Ongoing
Mobile capability	Various			2,720	Ongoing
New and replacement vehicles	Various			47,682	Ongoing
Police vessel management program	Various			16,005	Ongoing
Public Safety Network	Various			18,124	Ongoing
Queensland Ambulance Service information systems development	Various			3,250	Ongoing
Queensland Fire Department information and communications systems and equipment	Various			2,828	Ongoing

80

Capital Statement 2024-25

Queensland Police Service

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Other plant and equipment	Various			11,692	Ongoing

Sub-total Plant and Equipment				362,770

Total Property, Plant and Equipment				663,410

Capital Grants
Police and Community Safety
PCYC Caloundra	316	15,000		15,000
PCYC Redcliffe	313	2,000		2,000
State Emergency Service
State Emergency Service capital grants	Various	3,786		3,786

Total Capital Grants				20,786

TOTAL QUEENSLAND POLICE SERVICE (PPE)				663,410

TOTAL QUEENSLAND POLICE SERVICE (CG)				20,786

81

Capital Statement 2024-25

3.15	QUEENSLAND TREASURY

Queensland Treasury has capital purchases of $41 million and capital grants of $154.8 million in 2024-25.

Program Highlights (Total Property, Plant and Equipment)

•	$41 million to develop a Queensland Resources Common User Facility to support pilot and demonstration scale trials of processing methods and technologies for critical minerals and rare earth elements.

Program Highlights (Capital Grants)

•	$154.8 million through the Queensland First Home Owners’ Grant to assist first-time home buyers buying or building a new home with grants to get into the market sooner.

•	Preconstruction works on the Gympie Road Bypass Tunnel regarding voluntary land acquisitions.

Queensland Treasury

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
QUEENSLAND TREASURY
Property, Plant and Equipment
Queensland Resources Common User Facility	318	63,287	4,747	40,978	17,562

Total Property, Plant and Equipment				40,978

Capital Grants
Queensland First Home Owners’ Grant	Various			154,756	Ongoing
Gympie Road Bypass voluntary land acquisitions [1]	302			—	Ongoing

Total Capital Grants				154,756

TOTAL QUEENSLAND TREASURY (PPE)				40,978

TOTAL QUEENSLAND TREASURY (CG)				154,756

Note:

1.	Land acquisitions for the Gympie Road Bypass are voluntary in nature and subject to commercial negotiations.

82

Capital Statement 2024-25

3.16	REGIONAL DEVELOPMENT, MANUFACTURING AND WATER

The Regional Development, Manufacturing and Water portfolio includes the Department of Regional Development, Manufacturing and Water, Gladstone Area Water Board, Mount Isa Area Water Board, Seqwater and Sunwater Limited. In 2024–25, the portfolio’s capital program includes capital purchases of $1.038 billion and capital grants of $147.2 million.

Department of Regional Development, Manufacturing and Water

The Regional Development, Manufacturing and Water has capital purchases of $3.5 million and capital grants of $147.2 million.

Program Highlights (Capital Grants)

•	$195 million over 3 years, held centrally, subject to conditions to complete stage one of the Cairns Water Security Program.

•

$34.7 million through the Made in Queensland grants program to assist small to medium sized manufacturers to increase international competitiveness, productivity and innovation via the adoption of new technologies, systems and processes, and to generate high-skilled jobs for the future.

•

$26.4 million to continue the Mount Morgan Pipeline project, in partnership with the Australian Government, for Rockhampton Regional council to construct a drinking water pipeline from Gracemere to Mount Morgan providing reliability of water supply.

•

$20.1 million for Stage 1 of the Ayr Water Treatment Plant to support the Burdekin Shire Council in the delivery of safe and reliable drinking water to the community through the construction of a new water treatment plant and refurbishing of South Ayr bores.

•

$16.1 million as part of the $70 million Building our Regions program (Round 6) to assist water service providers to deliver water and sewerage projects that create regional and economic development opportunities, support local industry growth, generate jobs, and improve liveability in Queensland’s regional communities.

•

$15.3 million as part of the $26 million for the Lansdown Eco-Industrial Estate Precinct construction of a 13 kilometre raw water pipeline and pumping station connecting the Lansdown Eco-Industrial Precinct to the Haughton Pipeline, and a water reservoir.

•

$11.3 million through the Manufacturing Hubs Grant Program to assist regional small to medium sized manufacturers to become productive, build their advanced manufacturing capabilities and create the jobs of the future.

•	$6 million for the Toowoomba Regional Council to continue construction of water treatment and supply works for its 4 satellite communities of Cambooya, Greenmount, Nobby and Clifton.

Gladstone Area Water Board

Total expenditure planned for 2024–25 is $354.8 million, and is focused on continuing and improving water security and the effective, reliable, and safe operation of Gladstone Area Water Board’s infrastructure, as well as ensuring the network meets the current and future needs of customers.

Program Highlights (Property, Plant and Equipment)

•	$311.1 million for construction of the Fitzroy to Gladstone Pipeline, a water security initiative to address the single source supply risk from Lake Awoonga, delivering water from the

83

Capital Statement 2024-25

Lower Fitzroy River to Gladstone Area Water Board’s existing network.

•	$5.9 million to continue planning for the augmentation of Gladstone Area Water Board’s network to supply water to new hydrogen and other industrial customers.

•	$5.5 million end of life replacement of the potable water pipeline from Boat Creek to East End and installation of a new raw water pipeline to service the northern industrial zone.

•

$3.4 million for construction of a solar installation at Awoonga Dam to facilitate the reduction of carbon emissions in line with Gladstone Area Water Board’s Climate Change Strategy and Action Plan 2021.

•	$1.6 million for planning and preparatory works for the Awoonga Dam improvement project to comply with dam safety standards for extreme weather events.

Mount Isa Water Board

Total capital expenditure planned for 2024–25 is $7.9 million, and is focused on continuing and improving the cost-efficient, reliable, and safe operation of Mount Isa Water Board’s bulk water infrastructure.

Program Highlights (Property, Plant and Equipment)

•	$1 million to continue replacing the aged timber poles and cross-arms of the Lake Julius 66kV power line with bushfire-resistant materials (concrete and steel).

•	$658,000 for planning work to install solar array systems at Mount Isa Terminal Reservoir and Clear Water Lagoon to improve energy reliability and efficiency.

•

$390,000 to finalise the renewal of Fred Haigh pump station high voltage yard and electromechanical equipment to improve operational reliability and efficiency. Complete compliance of the low voltage system and installation of the auto change over switch.

•	$342,000 for planning work to refurbish and renew the electro-mechanical equipment and civil structures of Col Popple pump station to improve operational reliability and efficiency.

Seqwater

Total capital expenditure planned for 2024–25 is $421.2 million. The capital program is focused on delivering a safe, secure, and reliable water supply across South East Queensland, as well as planning and delivering dam improvement projects. Seqwater operates the South East Queensland Water Grid and has facilities located throughout the region. This requires a large program of renewals as well as upgrades and compliance-driven works to ensure effective operation.

Program Highlights (Property, Plant and Equipment)

•	$71.4 million to commence construction on the Lake Macdonald Dam Improvement project to comply with dam safety standards for extreme weather events.

•

$56 million to continue pre-construction activities on the Toowoomba to Warwick Pipeline to provide a drought contingency for Warwick and surrounding communities and a permanent water supply for 4 Toowoomba satellite communities.

•	$38.8 million to continue planning and investigatory works for improvement projects to Wivenhoe, Somerset, and North Pine Dams to comply with dam safety standards for extreme weather events.

•	$30.5 million to continue planning and investigatory works for the Gold Coast Desalination Plant augmentation and associated infrastructure.

•	$6.3 million to continue planning and investigatory works for a new desalination plant in South East Queensland.

•	$1.1 million to complete construction of the South West Pipeline, a 24 kilometre pipeline to

84

Capital Statement 2024-25

connect Beaudesert to the South East Queensland Water Grid.

Sunwater Limited

Total capital expenditure planned for 2024–25 is $250.3 million. The capital program is focused on providing reliable water supply to regional Queensland and enhancing Sunwater’s dam infrastructure to continue operating safely during extreme weather conditions. It will also support the expansion of Sunwater’s Rocklea laboratory facility to produce commercial modelling for dam safety design and development programs.

Program Highlights (Property, Plant and Equipment)

•

$109.6 million to continue planning and enabling works for a new Paradise Dam wall to meet dam safety standards and support economic growth, as part of the Queensland and Federal Government’s existing $1.2 billion commitment towards the project.

•

$73.9 million to continue planning and investigatory works for the raising and improvement of Burdekin Falls Dam, as part of the Queensland Government’s existing $540 million commitment towards the project.

Regional Development, Manufacturing and Water
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF REGIONAL DEVELOPMENT, MANUFACTURING AND WATER
Property, Plant and Equipment
Other property, plant and equipment	Various			3,500	Ongoing

Total Property, Plant and Equipment				3,500

Capital Grants
Ayr Water Treatment Plant (Stage 1)	318	33,444	10,033	20,067	3,344
Building our Regions (Round 6)	Various	70,000	33,889	16,111	20,000
Fish-friendly water extraction project:	307	6,774	5,351	704	719
Condamine-Balonne and Border Rivers
Great Artesian Basin Industry Partnership Program	Various	9,000	5,000	2,000	2,000
Great Artesian Basin Water Security Program	Various	32,000		3,829	28,171
Lansdown Eco-Industrial Estate Precinct	318	26,000		15,250	10,750
Made in Queensland	Various	121,500	75,875	34,719	10,906
Manufacturing Hub Grant Program	Various	33,500	21,647	11,256	597
Mount Morgan Pipeline	308	70,350	41,500	26,350	2,500
ReMade in Queensland	Various	10,000		6,000	4,000
Southern Downs Drought Resilience Package	307	7,640	5,730	1,910
Southern Downs smart reticulation and network monitoring	307	8,500	3,400	2,975	2,125
Toowoomba water treatment to four communities	317	15,000	5,250	6,000	3,750

Total Capital Grants				147,171

85

Capital Statement 2024-25

Regional Development, Manufacturing and Water

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
GLADSTONE AREA WATER BOARD
Property, Plant and Equipment
Aldoga raw water pump station and pipeline	308	10,130	150	5,482	4,498
Awoonga Dam improvement project - planning	308	9,796	8,200	1,596
Awoonga Dam pipeline remediation	308	2,241	1,265	976
Awoonga Dam solar farm	308	4,200	775	3,425
Benaraby Creek Main Crossing potable water pipeline replacement	308	1,320	20	1,300
Boyne Island raw and potable water pipeline replacements	308	12,626	126	4,330	8,170
East End Pipeline replacement	308	9,919	4,409	5,510
Fitzroy to Gladstone Pipeline	308	983,000	591,646	311,094	80,260
Flowmeter replacement	308	2,711	1,517	1,194
Golegumma pipeline replacement	308	5,112	664	3,200	1,248
Hydrogen short term capital program - planning	308	9,960	100	5,860	4,000
Program of smaller capital works projects	308			2,724	Ongoing
Queensland Alumina Limited raw water pipeline replacement	308	9,005	570	4,269	4,166
Raw water pipeline, Glen Eden and Moura rail reline	308	2,812	1,812	1,000
Right of use lease assets	308			1,565	Ongoing
South-tree Bridge cathodic protection installation	308	1,948	46	1,299	603

Total Property, Plant and Equipment				354,823

MOUNT ISA WATER BOARD
Property, Plant and Equipment
Chlorine dose equipment upgrade	315	1,790	819	971
Col Popple pump station upgrade - planning	315	342		342
Fred Haigh pump station electro-mechanical overhaul	315	12,400	12,010	390
Lake Julius power pole replacement	315	2,718	78	1,015	1,625
Mount Isa City Council supply - diesel backup	315	2,168	1,831	336
Other asset enhancements	315			1,315	Ongoing
Other asset renewals	315			1,795	Ongoing
Other plant and equipment upgrades	315			511	Ongoing
Pipeline instrumentation and automation enhancements	315	1,074		74	1,000

86

Capital Statement 2024-25

Regional Development, Manufacturing and Water

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Solar systems installation - planning	315	658		658
Supervisory Control and Data Acquisition (SCADA) system upgrade	315	1,431		496	935

Total Property, Plant and Equipment				7,903

SEQWATER
Property, Plant and Equipment
Gold Coast Desalination Plant augmentation and associated infrastructure - planning	309	38,700	8,200	30,500
Information and communication technology capital program	310			25,834	Ongoing
Lake Macdonald Dam improvement project	316	427,700	61,059	71,394	295,247
Mount Crosby East Bank sub-station and enabling works	310	35,600	24,918	1,891	8,791
Mount Crosby East Bank sub-station critical electrical infrastructure upgrade	310	61,804	18,082	24,210	19,512
Non-infrastructure capital works	310			18,565	Ongoing
North Pine Dam improvement project - planning	314	15,917	7,957	7,960
North Pine Dam staged strengthening project - planning	314	12,964	6,627	6,337
Other infrastructure improvements - other infrastructure projects	310			34,778	Ongoing
Other infrastructure improvements - water storage projects	310			18,234	Ongoing
Other infrastructure improvements - water transport projects	310			22,874	Ongoing
Other infrastructure improvements - water treatment projects	310			70,646	Ongoing
Somerset Dam improvement project - planning	310	51,519	38,442	13,077
South East Queensland Desalination Plant - planning	316	35,459	29,122	6,337
South West Pipeline	311	95,200	93,171	1,087	942
Toowoomba to Warwick Pipeline	317	273,100	29,289	56,021	187,790
Wivenhoe Dam improvement project - planning	310	18,245	6,781	11,464

Total Property, Plant and Equipment				421,209

SUNWATER LIMITED
Property, Plant and Equipment
Burdekin Falls Dam raising and improvement project – planning and investigatory works ¹	318	161,800	73,957	73,914	13,929

87

Capital Statement 2024-25

Regional Development, Manufacturing and Water

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Burdekin Moranbah Pipeline - inline storage	312	4,000		4,000
Burdekin Moranbah Pipeline - pumping reliability improvement project	312	34,292	3,224	6,000	25,068
Eungella Water Pipeline (stage 3)	312	12,344	8,095	4,249
Lower Burdekin rising groundwater mitigation project	318	18,874	2,759	6,000	10,115
Non-infrastructure capital works	Various			10,079	Ongoing
Non-routine capital works - bulk water infrastructure	Various			5,506	Ongoing
Non-routine capital works - industrial pipelines	Various			2,206	Ongoing
Non-routine capital works - irrigation systems	Various			8,635	Ongoing
Other dam improvement projects - planning	308	8,000		8,000
Paradise Dam improvement project - planning and enabling works ²	319	313,300	113,658	109,624	90,018
Right of use leased assets	Various			2,107	Ongoing
Rocklea laboratory facility upgrade	303	21,907	6,758	10,000	5,149

Total Property, Plant and Equipment				250,320

TOTAL REGIONAL DEVELOPMENT, MANUFACTURING AND WATER (PPE)				1,037,756

TOTAL REGIONAL DEVELOPMENT, MANUFACTURING AND WATER (CG)				147,171

Notes:

1.

The $161.8 million total estimated cost for the Burdekin Falls Dam raising and improvement project reflects expenditure to date and forecast expenditure for planning and investigatory works. The total estimated cost and project timing will be updated upon completion of the updated detailed business case.

2.

The $313.3 million total estimated cost for the Paradise Dam improvement project reflects expenditure to date and forecast expenditure for planning and enabling works. The total estimated cost and project timing will be updated upon completion of the detailed business case currently underway.

88

Capital Statement 2024-25

3.17	RESOURCES

Department of Resources

The Department of Resources has a capital program of $19.6 million in 2024–25, including $19.1 million in capital purchases and $500,000 in capital grants.

The program includes investments in upgrades and maintenance of the state’s stock route network, digital solutions to support the vast datasets used to stimulate economic development in Queensland, and other critical property, plant and equipment assets to meet service delivery requirements.

Program Highlights (Property, Plant and Equipment)

•	$2.9 million in 2024–25 to continue managing significant public health and safety, property and environmental risks at high-risk abandoned mine sites, as part of the Abandoned Mine Lands Program.

•	$900,000 in 2024–25 to continue improving and maintaining stock route water facilities across the state to ensure their safe and efficient operation.

Program Highlights (Capital Grants)

•

$500,000 for a capital grant to support the restoration of camping amenities at the Adam’s Beach camping reserve, which were demolished to allow for the remediation of historical impacts of sand mining.

Resources
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF RESOURCES
Property, Plant and Equipment
Abandoned Mine Lands Program	Various	4,170	100	2,920	1,150
Other property, plant and equipment	Various			6,406	Ongoing
Stock route network	Various			900	Ongoing
Systems development	Various			8,881	Ongoing

Total Property, Plant and Equipment				19,107

Capital Grants
Adam’s Beach camping amenities	301	500		500

Total Capital Grants				500

TOTAL RESOURCES (PPE)				19,107

TOTAL RESOURCES (CG)				500

89

Capital Statement 2024-25

3.18	STATE DEVELOPMENT AND INFRASTRUCTURE

In 2024-25, the State Development and Infrastructure portfolio, including Economic Development Queensland and South Bank Corporation, has capital purchases of $142.8 million and capital grants of $642.6 million.

Department of State Development and Infrastructure

The Department of State Development and Infrastructure has capital purchases of $12.3 million and capital grants of $545.5 million in 2024-25.

Program Highlights (Capital Grants)

•

$85 million as part of the $200 million South East Queensland Liveability Fund to support Local Government projects that create liveable, creative, sustainable and healthy communities (jointly funded with the Australian Government).

•

$63.5 million as part of the $195 million Haughton Pipeline Project Stage 2 for construction of a water pipeline and associated infrastructure from the Burdekin River at Clare, connecting to Stage 1 of the pipeline near Haughton pump station.

•

$47 million as part of the $218.2 million Resources Community Infrastructure Fund to support regional communities by improving economic and social infrastructure across Queensland’s resources communities.

•

$41.6 million as part of the $82.2 million Recycling Modernisation Fund to support businesses to improve recycling infrastructure for waste streams impacted by waste export bans (jointly funded with the Australian Government).

•

$37.5 million as part of the $73.9 million Translational Manufacturing facility at the Translational Research Institute for the establishment and operation of a scale-up biomedical manufacturing facility.

•	$25 million as part of the $80 million Queensland Battery Industry Strategy Implementation to help grow and diversify the industry.

•

$25 million as part of the $50 million Local Digital Priority Projects to invest in digital solutions that address specific local economic, business and social projects (jointly funded with the Australian Government).

Economic Development Queensland

In 2024-25, Economic Development Queensland has capital purchases of $117.8 million and capital grants of $97.1 million.

Program Highlights (Property, Plant and Equipment and Capital Grants)

•

$97.1 million as part of the $215.6 million in capital grants for Social and Affordable Housing on developments led by EDQ in consultation with the Department of Housing, Local Government, Planning and Public Works.

•	$44.3 million as part of the $410.8 million for the urban renewal development at Northshore Hamilton including the delivery of supporting civil and precinct infrastructure.

•	$25.4 million as part of the $37.3 million for the development of Coolum Eco Industrial Park (Stage 2) to provide industrial land supply and support economic development on the Sunshine Coast.

90

Capital Statement 2024-25

South Bank Corporation

In 2024-25, the South Bank Corporation has budgeted capital purchases of $12.7 million to enhance the South Bank Parklands, the Corporation’s commercial assets and the Brisbane Convention and Exhibition Centre.

State Development and Infrastructure

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF STATE DEVELOPMENT AND INFRASTRUCTURE
Property, Plant and Equipment
Brisbane 2032 Olympic and Paralympic Games Minor Venues Program	301	256,500	100	6,553	249,847
Office of Industrial Relations plant and equipment	305			3,446	Ongoing
Gladstone State Development Area acquisitions	Various	1,424		1,424
Callide Infrastructure Corridor	Various	799		799
State development area property management	308	200	150	50

Total Property, Plant and Equipment				12,272

Capital Grants
South East Queensland Liveability Fund	Various	200,000		85,000	115,000
Haughton Pipeline Project (Stage 2)	318	195,000	127,500	63,500	4,000
Resources Community Infrastructure Fund	Various	218,200	66,035	47,000	105,165
Recycling Modernisation Fund	Various	82,226	9,467	41,565	31,194
Translational Manufacturing facility at the Translational Research Institute	303	73,900	9,500	37,483	26,917
Queensland Battery Industry Strategy Implementation	Various	80,000		25,000	55,000
Local Digital Priority Projects	Various	50,000		25,000	25,000
Loganlea - Meadowbrook Infrastructure	311	40,000	5,000	21,600	13,400
Brisbane 2032 Olympic and Paralympic Games Minor Venues Program	316	304,120	150	20,053	283,917
Racing Infrastructure Fund	Various	180,144	127,421	19,573	33,150
Growth Area Compact	314	100,000		15,000	85,000
Lansdown Eco-Industrial Precinct	318	34,000	20,031	13,969
Modern Manufacturing Initiative	Various	41,700	4,000	13,500	24,200
Industry Partnership Program	Various	156,800	10,800	12,334	133,666
Building our Regions (Rounds 1-5)	Various	329,609	317,609	12,000
Kangaroo Point Green Bridge	305	63,200	51,600	11,600
Regional Recovery Partnerships Program	Various	20,225	9,794	10,431

91

Capital Statement 2024-25

State Development and Infrastructure

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Public Art Initiatives	Various	10,000		10,000
Green Urban Infrastructure	Various	10,000		10,000
Toowoomba Railway Parklands	317	20,000		7,000	13,000
National Battery Testing Centre	302	10,000		6,500	3,500
Emerging Hydrogen Industry	Various	23,135	2,985	5,134	15,016
Barcaldine Renewable Energy Zone	315	7,000		5,000	2,000
Industry Partnership Program (Round 2)	Various	53,539		5,000	48,539
Southport Spit	309	26,572	21,927	4,502	143
Planning for Future Region-Shaping Infrastructure	Various	4,000	500	3,500
Bromelton State Area Development Area Business Case	309	4,500		3,250	1,250
Hydrogen Ecosystem Pilot Project	308	3,650		3,146	504
Cairns Marine Precinct Shipyards	306	4,000	1,600	2,400
Community Infrastructure Investment Partnership	Various	15,000	8,237	2,363	4,400
Recycling and Jobs Fund	Various	135,000		2,300	132,700
Queensland Battery Industry Development Strategy	Various	1,730	1,200	530
Smart Region Digital Plan	Various	500	300	200
Road Safety Mapping	Various	110		110

Total Capital Grants				545,543

ECONOMIC DEVELOPMENT QUEENSLAND
Property, Plant and Equipment
Northshore Hamilton	302	410,751	116,484	44,344	249,923
Coolum Eco Industrial Park (Stage 2)	316	37,267	4,829	25,375	7,063
Clinton Industrial Estate	308	19,570	3,958	12,026	3,586
Currumbin Eco-Parkland	309	39,538	17,477	9,416	12,645
Southport West Tower	309	26,653	17,397	9,256
Yeerongpilly Green	303	77,128	60,706	4,560	11,862
Gold Coast Health and Knowledge Precinct	309	42,177	29,237	4,022	8,918
Yeronga Priority Development Area	303	32,205	28,843	3,362
Carseldine Village	302	36,290	32,553	2,717	1,020
Oxley Priority Development Area	310	34,443	32,362	2,081
Salisbury Plains Industrial Precinct	312	6,813	3,063	250	3,500
Townsville Regional Industrial Estate	318	8,751	4,751	200	3,800

92

Capital Statement 2024-25

State Development and Infrastructure

Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Gladstone State Development Area	308	86,745	78,945	200	7,600

Total Property, Plant and Equipment				117,809

Capital Grants
Social and Affordable Housing	Various	215,600		97,067	118,533

Total Capital Grants				97,067

SOUTH BANK CORPORATION
Property, Plant and Equipment
Brisbane Convention and Exhibition Centre enhancements and replacements	305			8,299	Ongoing
South Bank Parklands enhancements and replacements	305			2,269	Ongoing
Investment properties - other enhancements and replacements	305			1,896	Ongoing
Car park upgrades and replacements	305			238	Ongoing

Total Property, Plant and Equipment				12,702

TOTAL STATE DEVELOPMENT AND INFRASTRUCTURE (PPE)				142,783

TOTAL STATE DEVELOPMENT AND INFRASTRUCTURE (CG)				642,610

93

Capital Statement 2024-25

3.19	TOURISM AND SPORT

Department of Tourism and Sport

Total capital purchases for the Department of Tourism and Sport are estimated to be $39.4 million in 2024-25. Total capital grants for the department are estimated to be $230.5 million in 2024-25.

Program Highlights (Property, Plant and Equipment)

•

$28.3 million for Queensland Active Precincts to enhance existing state-owned sport and active recreation facilities at the Gold Coast, Sunshine Coast and Townsville, to deliver quality experiences that inspire physical activity.

•	$11 million for development of the Wangetti Trail, a 94 kilometre walking and mountain biking trail from Palm Cove to Port Douglas, with public and eco-accommodation facilities.

Program Highlights (Capital Grants)

•

$43.1 million for the Stage 1 redevelopment of Browne Park including building a contemporary 3,500 seat grandstand, public amenities, food and beverage outlets, media and coach facilities, and increasing the ground capacity.

•	$27.9 million for the Sport Minor Infrastructure Program for minor facility improvements that support increased opportunities for Queenslanders to participate in sport and active recreation.

•	$25 million for the construction of new Police Citizen Youth Clubs and the upgrade of existing facilities.

•

$18 million to support new and upgraded facilities as part of the Minor  Infrastructure and Inclusive Facilities Fund to make community sport and active recreation more inclusive, accessible, safe and efficient.

•	$16.9 million to support the clean up and repair of community and recreational assets damaged by the extraordinary 2021-22 disaster events, in partnership with the Australian Government.

•

$14.1 million for local community sporting infrastructure to encourage Queenslanders to be more active, more often as well as working to increase health and wellbeing outcomes across the state in line with key government priorities.

Stadiums Queensland

Stadiums Queensland’s 2024-25 capital outlay of $32.6 million represents the minimum capital investment required to assist in ensuring that Queensland’s major sports and entertainment facilities continue to provide world-class fan experiences, support high performance development and facilitate community participation in sport and physical activity.

94

Capital Statement 2024-25

Tourism and Sport
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF TOURISM AND SPORT
Property, Plant and Equipment
Queensland Active Precincts	Various	88,585	46,842	28,285	13,458
Wangetti Trail	306	27,048	4,792	11,000	11,256
Queensland Academy of Sport - specialist equipment	303	457	157	75	225

Total Property, Plant and Equipment				39,360

Capital Grants
Browne Park Redevelopment	308	54,326	6,206	43,120	5,000
Sport Minor Infrastructure Program	Various	47,988	14,792	27,945	5,251
PCYC Queensland Capital Works	Various	50,000	25,000	25,000
Minor Infrastructure and Inclusive Facilities Fund	Various	29,000	8,000	18,000	3,000
Community Recreational Assets Recovery and Resilience Program	Various	86,077	69,153	16,924
Local community sporting infrastructure	Various	55,980	41,879	14,101
Binna Burra Lodge rebuild	309	18,000	5,339	12,661
Minjerribah Futures Program	301	26,324	17,823	8,501
Growing Future Tourism Program	Various	28,500	650	8,450	19,400
QRA Tropical Cyclone Jasper Tourism Resilience Recovery	Various	11,600	300	8,300	3,000
Women’s Football Legacy Fund	Various	5,900		5,900
Activate Ecotourism	Various	9,194	4,194	5,000
Rockhampton Sports Precinct	308	5,000		5,000
Sporting infrastructure	Various	14,360	9,610	4,750
Drive It NQ	318	10,400	6,000	4,400
Year of Accessible Tourism	Various	4,940	940	4,000
Building Bush Tourism Fund	Various	9,850	350	3,800	5,700
Tourism Experience Development Fund	Various	9,613	6,327	3,286
Great Barrier Reef Marine infrastructure	Various	3,000		3,000
Active Community Infrastructure - Round 1	Various	26,736	25,048	1,688
Pajinka infrastructure	315	1,650		1,650
Growing Indigenous Tourism in Queensland Fund	Various	6,393	5,254	1,139
Surf Lifesaving infrastructure	Various	5,999	4,699	1,125	175
Lamington National Park and surrounds - Pats Farm Cabins	309	2,000	1,000	1,000

95

Capital Statement 2024-25

Tourism and Sport
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Active Game Day Schools	Various	8,369	7,474	895
Mapoon Aboriginal Shire Council	Various	632	60	572
Australian Workers Heritage Centre	315	1,300	1,136	164
Abbey Museum Art Gallery & Cafe and Abbey Medieval Festival Site Redevelopment	313	2,100	1,981	119

Total Capital Grants				230,490

STADIUMS QUEENSLAND
Property, Plant and Equipment
Stadiums Queensland - Annual capital program	Various			32,609	Ongoing

Total Property, Plant and Equipment				32,609

TOTAL TOURISM AND SPORT (PPE)				71,969

TOTAL TOURISM AND SPORT (CG)				230,490

96

Capital Statement 2024-25

3.20	TRANSPORT AND MAIN ROADS

TRANSPORT AND MAIN ROADS

In 2024-25, total capital purchases for the Transport and Main Roads portfolio are $9.494 billion including capital grants of $736.3 million. The portfolio includes the Department of Transport and Main Roads, Queensland Rail, Cross River Rail Delivery Authority, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited, Port of Townsville Limited, RoadTek, Gold Coast Waterways Authority and CITEC

Department of Transport and Main Roads

In 2024-25, capital purchases total $6.896 billion towards infrastructure investment across the state. The Department of Transport and Main Roads designs, delivers and maintains transport infrastructure with a vision of creating a single integrated network accesible to everyone.

Program Highlights (Property, Plant and Equipment)

•	$786 million towards Queensland Train Manufacturing Program, at a total estimated capital cost of $4.869 billion.

•	$650 million towards Coomera Connector (Stage 1), Coomera to Nerang, at a total estimated cost of $3.026 billion (jointly funded with the Australian Government).

•	$500 million towards Logan and Gold Coast Faster Rail, as part of a total commitment of $5.750 billion (jointly funded with the Australian Government).

•

$308.2 million towards Gold Coast Light Rail (Stage 3), Broadbeach South to Burleigh Heads, at a total estimated cost of $1.219 billion (jointly funded with the Australian Government and Gold Coast City Council).

•	$191.2 million towards Rockhampton Ring Road, at a total estimated cost of $1.730 billion (jointly funded with the Australian Government).

•	$168.3 million towards New Gold Coast Stations (Pimpama, Hope Island and Merrimac), at a total estimated cost of $500 million.

•	$165 million towards Pacific Motorway, Varsity Lakes (Exit 85) to Tugun (Exit 95) upgrade, at a total estimated cost of $1.500 billion (jointly funded with the Australian Government).

•	$115 million towards Beerburrum to Nambour Rail Upgrade (Stage 1), as part of a total commitment of $1.004 billion (jointly funded with the Australian Government).

•

$110.8 million towards Direct Sunshine Coast Rail Line (Stage 1), as part of a total commitment of $5.5 billion (jointly funded with the Australian Government). Stage 1 is expected to cost between $5.5 billion to $7 billion, with cost estimates to be finalised following further design development, market engagement and procurement.

•	$110.6 million towards Bruce Highway (Cooroy to Curra) Section D construction, at a total estimated cost of $1.162 billion (jointly funded with the Australian Government).

•	$105 million towards Pacific Motorway, Eight Mile Plains to Daisy Hill upgrade, at a total estimated cost of $750 million (jointly funded with the Australian Government).

•	$104 million towards New Generation Rollingstock, European Train Control System fitment, install new signalling, at a total estimated cost of $380.5 million.

•	$83.3 million towards New Generation Rollingstock, Automatic Train Operation and Platform Screen Doors fitment, at a total estimated cost of $275.7 million.

•

$80.9 million towards Bruce Highway (Brisbane - Gympie), Dohles Rocks Road to Anzac Avenue upgrade (Stage 1), as part of a total commitment of $290 million (jointly funded with the Australian Government).

97

Capital Statement 2024-25

•	$65 million towards Centenary Bridge Upgrade, at a total estimated cost of $298.5 million (jointly funded with the Australian Government).

•	$55 million towards Gateway Motorway, Bracken Ridge to Pine River upgrade, as part of a total commitment of $1 billion (jointly funded with the Australian Government).

•	$52.3 million towards Walkerston Bypass, at a total estimated cost of $251.7 million (jointly funded with the Australian Government).

Program Highlights (Capital Grants)

•	$76 million towards Transport Infrastructure Development Scheme to local governments, including Aboriginal and Torres Strait Islander community assistance.

•

$63.1 million towards Boundary Road (Coopers Plains), upgrade rail level crossing, as part of a total commitment of $399 million (jointly funded with the Australian Government and Brisbane City Council).

•

$56.2 million towards Beams Road (Carseldine and Fitzgibbon), upgrade rail level crossing, as part of a total commitment of $235 million (jointly funded with the Australian Government and Brisbane City Council).

•	$44.7 million towards development of the cycle network throughout Queensland.

•	$21.6 million towards the School Bus Upgrade Program.

RoadTek

In 2024-25, $26 million is allocated to replace construction plant and equipment for road construction and maintenance throughout Queensland.

CITEC

CITEC has capital purchases of $19.7 million in 2024-25, comprising right of use lease assets and hardware replacement.

Program Highlights (Property, Plant and Equipment)

•	$18.7 million of right of use lease assets for ICT services.

•	$1 million for hardware replacement.

Queensland Rail

In 2024-25, $1.748 billion is allocated towards capital purchases for Queensland Rail.

Program Highlights (Property, Plant and Equipment)

$1.160 billion is provided towards projects that will grow or enhance the Queensland Rail network including:

•	$272.4 million towards implementing the European Train Control System Signalling Program: Phase 1 in the Brisbane Inner City Network.

•	$123 million towards constructing Clapham Yard Stabling at Moorooka.

•	$165.7 million towards station accessibility upgrades at Banyo, Bundamba, Buranda, Burpengary, Lindum and Morningside.

•	$61.4 million towards signalling integration works to enable delivery of the European Train Control System.

•	$50.2 million towards delivery of necessary Queensland Train Manufacturing Program

98

Capital Statement 2024-25

enabling works for the integration and operational readiness of new trains being delivered by the Department of Transport and Main Roads.

$588.5 million to replace, renew and upgrade rail infrastructure, rollingstock, buildings, facilities, and other network assets including:

•	$172.7 million to invest in the South East Queensland network including rollingstock, operational facilities, track infrastructure, civil structures and signalling.

•	$328.4 million to invest in the regional network including rollingstock, operational facilities, track infrastructure, civil structures and signalling.

•	$87.4 million for business enabling investment on corporate, property and ICT works across Queensland.

Gold Coast Waterways Authority

In 2024-25, the Gold Coast Waterways Authority has allocated $10.1 million to improve management of, and provide better access to, the Gold Coast Waterway, canals and rivers and to deliver The Spit Works Program.

•	$4.6 million to deliver The Spit Works Program, including Doug Jennings Park revitalisation, Muriel Henchman Boating Facilities and Marine Stadium foreshore surrounds upgrade.

•	$3.6 million to deliver Hope Island, Santa Barbara, Loders Creek, Tallebudgera (Murlong Crescent) boat ramp replacements, and Wave Break Island keyhole anchorage dredging.

•	$1.9 million to deliver improvements to vessels and the Sand Bypass System.

Cross River Rail Delivery Authority

In 2024-25, $513.6 million has been allocated to construct a new 10.2 kilometre rail line from Dutton Park to Bowen Hills, including 5.9 kilometres of twin tunnels under the Brisbane River and CBD, and four new underground stations.

Program Highlights (Property, Plant and Equipment)

•	$455.3 million in 2024-25 to continue delivery of Cross River Rail, at a total estimated cost of $7.669 billion.

Program Highlights (Capital Grants)

•	$58.3 million towards third party returnable works for Cross River Rail, at a total estimated cost of $179.2 million.

Far North Queensland Ports Corporation

In 2024-25, Far North Queensland Ports Corporation Limited has allocated $69.9 million towards new and continuing development within its ports in Far North Queensland.

Program Highlights (Property, Plant & Equipment)

•	$37 million for the Cairns Marine Precinct - Common User Facility, with commitments from the Queensland and Australian Governments totalling $360 million.

•	$10 million for Channel Navigation Improvements at the Port of Cairns, at a total estimated cost of $12 million.

•	$5.1 million for the Horn Island Passenger Jetty and Cargo Wharf, at a total estimated cost

99

Capital Statement 2024-25

of $11.1 million.

•	$4.5 million for Marina Configuration and Expansion at the Port of Cairns, at a total estimated cost of $5.9 million.

Gladstone Ports Corporation

In 2024-25, Gladstone Ports Corporation Limited has allocated $122 million towards ongoing development of the Port of Gladstone and additional works at the Port of Rockhampton (Port Alma).

Program highlights (Property, Plant & Equipment)

•	$60.5 million towards RG Tanna Coal Terminal projects at the Port of Gladstone.

•	$33.9 million towards the Northern Land Expansion Project at the Port of Gladstone at a total estimated cost of $116 million.

North Queensland Bulk Ports Corporation

In 2024-25, North Queensland Bulk Ports Corporation has allocated $33.4 million to continue planning and development initiatives to meet industry requirements for export facilities.

Program Highlights (Property, Plant and Equipment)

•	$8 million for development of new Heavy Duty Hardstand at Mackay to cater for container storage and handling of break bulk cargo, at a total estimated cost of $18 million.

•	$6 million for undergrounding and relocation of fuel pipelines at Mackay, at a total estimated cost of $6.7 million.

•	$2 million to progress consultation, detailed designs and required approvals to replace the Bowen Wharf facility, as part of initial works up to $5 million.

•	$2 million to progress feasibility, development planning and expansion designs for the Material Offloading Facility at Abbot Point, as part of initial works up to $4 million.

•	$1 million to progress feasibility, development and designs for potential extension of Wharf 1 at Mackay, as part of initial works up to $1.9 million.

Port of Townsville Limited

In 2024-25, Port of Townsville Limited has allocated $56 million towards ongoing development at the Port of Townsville.

Program Highlights (Property, Plant and Equipment)

•	$18.4 million to complete the capital dredging and reclamation works to widen the shipping channels for access by larger vessels, at a total estimated cost of $251.2 million.

100

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF TRANSPORT AND MAIN ROADS
Property, Plant and Equipment
South Coast District
Beaudesert - Beenleigh Road, Milne Street to Tallagandra Road, duplicate to four lanes ¹	311	20,000	2,994	7,212	9,794
Beenleigh Connection Road and City Road (Beenleigh), upgrade intersection ²	311	30,000	679	3,156	26,165
Brisbane - Beenleigh Road, improve safety	311	14,813	543	6,950	7,320
Brisbane - Beenleigh Road, Kingston Road and Compton Road, upgrade intersection ³	311	20,000	2,383	12,287	5,330
Coomera Connector (Stage 1), Coomera to Nerang [4]	309	3,026,000	821,018	650,000	1,554,982
Cunningham Highway (Ipswich - Warwick), 2020 Disaster Recovery Funding Arrangements reconstruction works [4]	310	134,400	77,444	46,392	10,564
Currumbin Creek - Tomewin Road (Part A), 2022 Disaster Recovery Funding Arrangements reconstruction works [4]	309	5,872	2,435	2,386	1,051
Currumbin Creek Road and Bienvenue Drive, upgrade intersection ¹	309	10,000	988	3,012	6,000
Currumbin Creek Road, 2022 Disaster Recovery Funding Arrangements reconstruction works [4]	309	28,058	17,058	9,672	1,328
Gold Coast Light Rail (Stage 3), Broadbeach South to Burleigh Heads [5]	309	1,219,000	665,036	308,167	245,797
Loganlea train station relocation [6]	311	173,760	28,908	29,524	115,328
Loganlea train station, upgrade park ‘n’ ride [7]	311	15,750		8,250	7,500
Mount Lindesay Highway (Brisbane - Beaudesert), Johanna Street to South Street (Jimboomba), duplication [8]	311	95,000	14,359	12,520	68,121
Nerang - Murwillumbah Road, various locations, safety treatments	309	38,118	34,922	2,804	392
New Gold Coast Stations (Pimpama, Hope Island and Merrimac) [9]	309	500,000	214,634	168,348	117,018
Pacific Motorway, Daisy Hill to Logan Motorway, funding commitment [10]	311	1,000,000	84,100	31,900	884,000
Pacific Motorway, Eight Mile Plains to Daisy Hill upgrade [4]	311	750,000	587,046	105,000	57,954
Pacific Motorway, Exit 49, upgrade interchange ¹¹	309	140,768	83,767	27,001	30,000
Pacific Motorway, Varsity Lakes (Exit 85) to Tugun (Exit 95) upgrade [4]	309	1,500,000	1,044,617	165,000	290,383

101

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Smith Street Connection, Village Boulevard to Olsen Avenue, construct pedestrian and cycleway facilities [4]	309	13,300	800	6,250	6,250
Other construction - South Coast District (Transport and Main Roads)	Various			175,014	Ongoing

Sub-total South Coast District				1,780,846

Metropolitan
Brisbane Metro, Woolloongabba Station, funding commitment ¹²	303	450,000	56,817	4,183	389,000
Butterfield Street Layover, construct bus layover and facilities	305	10,200	1,141	9,059
Centenary Bridge upgrade [4]	304	298,500	126,443	65,000	107,057
Chermside Bus Layover, Gympie Road and Murphy Road intersection, construct bus facilities	302	17,480	5,772	7,425	4,283
Chermside bus stop, construct southbound platform	302	16,536	5,042	7,002	4,492
Cleveland - Redland Bay Road, Anita Street to Giles Road, duplicate lanes ¹³	301	80,000	2,351	10,289	67,360
Cleveland - Redland Bay Road, Anita Street to Magnolia Parade, duplicate to four lanes	301	84,311	52,259	27,198	4,855
Gateway Motorway, Bracken Ridge to Pine River upgrade [14]	302	1,000,000	40,453	55,000	904,547
Gympie Arterial Road, Telegraph Road to Strathpine Road, improve drainage	302	15,000	574	2,026	12,400
Inner Northern Busway, Roma Street, improve bus station	305	12,000	8,000	2,000	2,000
Linkfield Road Overpass upgrade [8]	302	176,000	15,965	5,821	154,214
Riverview - Moggill Ferry Road, River Road to Brisbane River, improve drainage, pavement stabilisation and strengthening	310	10,000	1,000	9,000
Samford Sub-Arterial Road (Samford Road) and Glen Holm Street, upgrade intersection	304	10,000	4,600	5,400
Veloway 1 (V1) Cycleway, Birdwood Road cycle bridge and approaches, construction [15]	303	36,146		3,615	32,532
Warrego Highway (Ipswich - Toowoomba) and Mount Crosby Road interchange [14]	310	277,000	13,687	2,729	260,584
Warrego Highway (Ipswich - Toowoomba), Bremer River Bridge, strengthening [10]	310	85,000		25,000	60,000

102

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Other construction - Metropolitan District (Transport and Main Roads)	Various			128,151	Ongoing

Sub-total Metropolitan				368,897

North Coast District
Beerburrum to Nambour Rail Upgrade (Stage 1) [8]	316	1,004,191	166,159	114,977	723,055
Bruce Highway (Brisbane - Gympie), Anzac Avenue to Uhlmann Road upgrade, funding commitment [10]	313	733,000		8,500	724,500
Bruce Highway (Brisbane - Gympie), Dohles Rocks Road to Anzac Avenue upgrade (Stage 1) [8]	314	290,000	30,165	80,898	178,937
Bruce Highway (Brisbane - Gympie), Gateway Motorway to Dohles Rocks Road upgrade (Stage 1) [14]	314	948,000	36,205	30,000	881,795
Bruce Highway (Brisbane - Gympie), Gateway Motorway to Dohles Rocks Road upgrade (Stage 2), detailed design [14]	314	30,000		20,000	10,000
Caboolture - Bribie Island Road, Hickey Road to King Johns Creek, upgrade ²	313	59,000	12	1,300	57,689
Caboolture - Bribie Island Road, upgrade program [8]	313	48,230	16,124	3,000	29,106
Coominya Connection Road, Buaraba Creek, replace timber bridge ³	310	12,000	640	3,000	8,360
Direct Sunshine Coast Rail Line (Stage 1), funding commitment ¹[6]	316	5,500,000	5,000	110,800	5,384,200
Esk - Kilcoy Road, 2022 Disaster Recovery Funding Arrangements reconstruction works [4]	310	13,657	2,180	11,477
Eumundi - Noosa Road, Emu Mountain Road to Beckmans Road, widen existing pavement [4]	316	25,000	1,500	14,250	9,250
Glass House Mountains Road (Steve Irwin Way), widen existing pavement [4]	316	38,000	1,750	15,625	20,625
Nicklin Way, Third Avenue extension, new intersection [17]	316	11,200	553	2,000	8,647
Samford Road, Lomandra Park to Camp Mountain Road, improve safety	314	11,133	3,792	3,979	3,362
Strathpine - Samford Road, Eatons Crossing Road and Mount Samson Road intersection, improve safety	314	75,200	37,733	32,267	5,200
Sunshine Motorway, Mooloolah River Interchange Upgrade (Stage 1) [18]	316	176,750	76,477	10,150	90,123

103

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Other construction - North Coast District (Transport and Main Roads)	Various			209,491	Ongoing

Sub-total North Coast District				671,715

Wide Bay Burnett District
Booral Road and Boundary Road (Urangan), upgrade intersection ³	319	27,000	2,526	1,905	22,569
Bruce Highway (Cooroy to Curra) Section D, construction [4]	319	1,162,000	969,392	110,608	82,000
Bruce Highway (Gympie - Maryborough), Tiaro Bypass, construct bypass [14]	319	336,000	16,013	5,600	314,387
D’Aguilar Highway (Yarraman - Kingaroy), Alexander Lane to Bunya Highway, improve safety	319	23,910	21,033	383	2,495
D’Aguilar Highway (Yarraman - Kingaroy), Bushnell Road to Homley Road, strengthen and widen pavement	319	11,500	4,802	1,698	5,000
Isis Highway (Bundaberg - Childers), various locations, improve safety	319	41,943	8,056	8,000	25,887
Maryborough - Hervey Bay Road and Pialba - Burrum Heads Road, upgrade intersection ¹	319	55,353	785	8,195	46,373
Maryborough - Hervey Bay Road, upgrade various intersections and improve safety [4]	319	10,000	100	9,900
Monto - Mount Perry Road (Stage 3), upgrade to sealed standard [4]	319	27,000	5,250	10,875	10,875
Pialba - Burrum Heads Road, O’Regan Creek, upgrade existing floodway [15]	319	28,950	1,400	800	26,750
Other construction - Wide Bay Burnett District (Transport and Main Roads)	319			105,466	Ongoing

Sub-total Wide Bay Burnett District				263,429

Darling Downs District
Bowenville - Norwin Road, 2022 Disaster Recovery Funding Arrangements reconstruction works [4]	307	33,437	1,916	26,912	4,610
Cunningham Highway (Ipswich - Warwick), Tregony to Maryvale, improve safety [8]	307	15,350	749	8,494	6,108
Cunningham Highway (Warwick - Inglewood), improve safety	307	16,885	870	4,500	11,515
Gatton - Helidon Road, improve safety [4]	317	34,107	3,752	16,791	13,564
Gatton - Helidon Road, Stage 2, undertake safety treatments on high speed sections [4]	317	32,991	569	16,211	16,211

104

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Gore Highway (Millmerran - Goondiwindi), Wyaga Creek, upgrade floodway [4]	307	52,400	29,473	13,577	9,350
Gore Highway (Toowoomba - Millmerran) and Toowoomba - Athol Road, improve safety ¹[5]	307	23,359	814	2,550	19,994
Leichhardt Highway (Miles - Goondiwindi), 2022 Disaster Recovery Funding Arrangements reconstruction works [4]	307	11,846	1,478	3,839	6,529
Mount Sylvia Road, various floodways, 2022 Disaster Recovery Funding Arrangements reconstruction works [4]	317	13,807	880	11,751	1,177
Toowoomba - Cecil Plains Road, improve safety	307	27,031	850	6,000	20,181
Other construction - Darling Downs District (Transport and Main Roads)	Various			156,326	Ongoing

Sub-total Darling Downs District				266,950

South West District
Castlereagh Highway (St George - Hebel), 2022 Disaster Recovery Funding Arrangements betterment works [4]	307	9,914	1,362	7,020	1,532
Warrego Highway (Miles - Roma), pavement widening and culverts [4]	307	30,238	709	14,765	14,765
Warrego Highway (Mitchell - Morven), rehabilitate pavement	315	13,803	3,340	5,313	5,150
Other construction - South West District (Transport and Main Roads)	Various			35,083	Ongoing

Sub-total South West District				62,181

Fitzroy District
Access to Gladstone Port, improve heavy vehicle access, funding commitment [10]	308	125,000		2,000	123,000
Bruce Highway (Gin Gin - Benaraby), Station Creek and Boyne River, upgrade bridges [4]	308	13,800	1,000	6,494	6,306
Bruce Highway (Rockhampton - St Lawrence) and Bolsover Street, upgrade intersection [10]	308	37,616	3,851	2,730	31,036
Bruce Highway, Gladstone to Rockhampton, funding commitment [19]	308	250,000	6,600	1,400	242,000
Capricorn Highway (Duaringa - Emerald) and Gregory Highway (Springsure - Emerald), improve intersection [4]	308	14,880	1,341	3,000	10,539
Capricorn Highway (Duaringa - Emerald), undertake road safety improvements [4]	308	24,000	3,000	10,500	10,500

105

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Dawson Developmental Road (Springsure - Tambo), priority upgrades, funding commitment [4]	308	25,538	760	8,090	16,688
Rockhampton - Yeppoon Road, Musgrave Street, upgrade cyclist and pedestrian facilities [4]	308	10,200	450	9,750
Rockhampton - Yeppoon Road, Yeppoon Road upgrade [4]	308	122,000	56,592	39,500	25,908
Rockhampton Railyards, rail maintenance, manufacturing and logistics centre	308	33,400	32,007	1,393
Rockhampton Railyards Rejuvenation, capital upgrades	308	14,331		13,152	1,179
Rockhampton Ring Road [4]	308	1,730,000	252,081	191,200	1,286,719
Other construction - Fitzroy District (Transport and Main Roads)	308			74,530	Ongoing

Sub-total Fitzroy District				363,738

Central West District
Capricorn Highway (Emerald - Alpha) (Package 2), strengthen and widen pavement, funding commitment [19]	315	45,000	500	3,000	41,500
Other construction - Central West District (Transport and Main Roads)	315			38,981	Ongoing

Sub-total Central West District				41,981

Mackay Whitsunday District
Bruce Highway (Mackay - Proserpine), Palm Tree and Blackrock Creek bridges, strengthen bridges [4]	312	13,500	7,873	2,227	3,400
Mackay Port Access, Bruce Highway to Mackay - Slade Point Road (Stage 1) [10]	312	350,000	21,804	8,000	320,196
Mackay Ring Road (Stage 1) [20]	312	497,375	426,709	21,446	49,221
Peak Downs Highway (Nebo - Mackay), Kirkup Bridge (Walkerston), replace timber bridge [15]	312	11,000	1,709	1,000	8,291
Peak Downs Highway (Nebo - Mackay), Walkerston to Racecourse, improve road safety [4]	312	14,500	2,200	6,150	6,150
Proserpine - Shute Harbour Road, Paluma Road to Valley Drive (Cannonvale), duplicate to four lanes [14]	312	39,700	13,669	4,000	22,031
Proserpine - Shute Harbour Road, Valley Drive to Tropic Road (Cannonvale), duplicate to four lanes ³	312	34,000	5,734	2,713	25,553

106

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Proserpine - Shute Harbour Road, Hamilton Plains, flood immunity upgrade [8]	312	24,000	5,440	2,000	16,560
Walkerston Bypass [4]	312	251,700	160,577	52,320	38,803
Other construction - Mackay Whitsunday District (Transport and Main Roads)	312			63,804	Ongoing

Sub-total Mackay Whitsunday District				163,659

Northern District
Burdekin River Bridge, rehabilitation program ²¹	318	96,931	60,891	4,000	32,040
Garbutt - Upper Ross Road (Riverway Drive) (Stage 2), Allambie Lane to Dunlop Street, duplicate to four lanes [8]	318	95,000	7,140	15,011	72,849
Garbutt - Upper Ross Road, Halliday Street to Gouldian Avenue, improve safety ³	318	43,210	715	4,339	38,156
Hervey Range Developmental Road (Townsville - Battery), various locations, (Package 1), undertake safety upgrades [4]	318	30,000	19,632	5,184	5,184
Ross River Road, Mabin Street to Rolfe Street, improve safety [15]	318	19,320	1,167	2,100	16,053
Townsville Connection Road (Stuart Drive), Bowen Road Bridge (Idalia), duplicate bridge and approaches	318	99,800	5,757	20,000	74,043
Townsville Connection Road (Stuart Drive), University Road to Bowen Road Bridge (Idalia), improve safety	318	96,000	27,895	29,550	38,555
Other construction - Northern District (Transport and Main Roads)	318			50,305	Ongoing

Sub-total Northern District				130,490

North West District
Burke Developmental Road (Cloncurry - Normanton), various locations, widen pavement	315	11,240	100	4,640	6,500
Burke Developmental Road (Normanton - Dimbulah), 2023 Disaster Recovery Funding Arrangements reconstruction works [4]	315	14,574	4,084	8,993	1,498
Richmond - Winton Road, strengthen and widen pavement [4]	315	13,000	8,404	1,861	2,735
Other construction - North West District (Transport and Main Roads)	315			62,131	Ongoing

Sub-total North West District				77,625

Far North District

107

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Bruce Highway (Ingham - Innisfail), Dallachy Road, install floodway ¹	306	18,000	3,419	50	14,531
Bruce Highway, Cairns Southern Access Corridor (Stage 5), Foster Road, funding commitment [10]	306	225,000	11,253	1,597	212,150
Cairns Southern Access Cycleway, construct cycleway ²²	306	41,529	26,119	4,200	11,210
Cairns Western Arterial Road, Redlynch Connector Road to Captain Cook Highway, funding commitment ²³	306	300,000	26,673	15,000	258,327
Captain Cook Highway, Cairns CBD to Smithfield, funding commitment [10]	306	359,000	23,728	2,605	332,667
Gillies Range Road, widen pavement and install guardrail [4]	306	10,935	6,561	4,374
Gulf Developmental Road (Georgetown - Mount Garnet) (Package 4), strengthen and widen pavement [14]	315	12,060	605	2,000	9,455
Kennedy Highway (Cairns - Mareeba) and Kennedy Highway (Mareeba - Ravenshoe), upgrade intersection [4]	306	15,000	9,000	3,000	3,000
Kennedy Highway (Cairns - Mareeba), Barron River bridge, preconstruction [24]	306	15,000	200	6,000	8,800
Kuranda Range Road, safety and resilience upgrades, funding commitment [19]	306	262,500	750	2,000	259,750
Peninsula Developmental Road (Coen - Weipa), Archer River Crossing, construct bridge [4]	315	131,252	69,967	24,867	36,419
Peninsula Developmental Road (Laura - Coen), Yarraden to Three Sisters (Part A), pave and seal [4]	315	17,641	3,786	8,903	4,952
Other construction - Far North District (Transport and Main Roads)	Various			126,812	Ongoing

Sub-total Far North District				201,407

Statewide District
Cooperative and Automated Vehicles (CAV) Project	Various	45,330	5,762	10,000	29,568
Inland Freight Route (Charters Towers to Mungindi), funding commitment [25]	Various	1,000,000	19,135	30,801	950,063
Installation of Enforcement infrastructure, various locations	Various	13,244		5,244	8,000
Local Congestion Busting Program, funding commitment [26]	Various	100,000		3,000	97,000
Logan and Gold Coast Faster Rail [8]	311	5,750,155	355,390	500,000	4,894,765

108

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
New Generation Rollingstock, Automatic Train Operation and Platform Screen Doors fitment [27]	Various	275,700	89,599	83,297	102,803
New Generation Rollingstock, European Train Control System fitment, install new signalling [27]	Various	380,484	164,923	104,049	111,512
New Generation Rollingstock, integration and ancillary works	Various	51,600	2,560	25,240	23,800
Productivity Enhancement Program, funding commitment [26]	Various	100,000		3,000	97,000
Queensland Train Manufacturing Program	319	4,869,000	771,860	786,000	3,311,140
Red Light Enforcement Camera Upgrade, installation of enforcement infrastructure, funding commitment	Various	23,000	140	5,610	17,250
Transport Corridor Acquisition Fund	Various			45,400	Ongoing
Other construction - Statewide (Transport and Main Roads)	Various			165,052	Ongoing

Sub-total Statewide District				1,766,694

Other Plant and Equipment
Corporate buildings	Various			14,000	Ongoing
Information technology	Various			10,000	Ongoing
Plant and Equipment	Various			33,313	Ongoing

Sub-total Other Plant and Equipment				57,313

Customer and Digital Group
Asset replacement for Smart Service Queensland	Various			600	Ongoing

Sub-total Customer and Digital Group				600

Total Property, Plant and Equipment				6,217,524

Capital Grants
Active Transport Rail Trails	Various			11,460	Ongoing
Black Spot Program	Various			26,463	Ongoing
Cycling Program	Various			44,677	Ongoing
Passenger Transport Accessible Infrastructure Program	Various			5,195	Ongoing
School Bus Upgrade Program	Various			21,586	Ongoing
School Transport Infrastructure Program	Various	55,036	32,256	6,580	16,200
Transport Infrastructure Development Scheme	Various			75,950	Ongoing

109

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Wheelchair accessible taxi sustainability funding	Various	20,890	18,890	2,000
Zero Emission Vehicle Action Plan	Various	55,000	47,500	7,500
Beams Road (Carseldine and Fitzgibbon), upgrade rail level crossing [28]	302	235,000	37,598	56,237	141,165
Boundary Road (Coopers Plains), upgrade rail level crossing, funding commitment [29]	303	399,000	17,896	63,084	318,020
Lindum rail level crossing, upgrade signalisation, funding commitment [28]	301	40,000	8,750	3,600	27,650
Saraji Road, Phillips Creek, replace bridge [4]	312	18,000	1,200	15,800	1,000
Capital grants - Transport and Roads	Various			337,878	Ongoing

Total Capital Grants				678,009

ROADTEK

Property, Plant and Equipment
Construction Plant Works	Various			26,000	Ongoing

Total Property, Plant and Equipment				26,000

CITEC

Property, Plant and Equipment
Hardware replacement	305			1,022	Ongoing
Right of use lease assets	305			18,699	Ongoing

Total Property, Plant and Equipment				19,721

QUEENSLAND RAIL LIMITED

Property, Plant and Equipment
Growth - Externally Led
Clapham Yard Stabling (Moorooka), construct stabling yard [30]	303	532,356	204,779	123,000	204,577
Station Upgrades Fairfield to Salisbury [30]	303	105,355	58,064	25,680	21,610
Inner City signalling upgrades [30]	Various	74,739	48,160	13,531	13,048
Mayne Yard Relocations [30]	305	27,337	17,307	5,190	4,839
Mayne Yard Accessibility [30]	305	173,411	128,839	28,794	15,779
Breakfast Creek Bridge, realign track [30]	305	48,455	32,733	9,188	6,534
New Generation Rollingstock compatible stabling yard upgrades	Various	76,900	2,500	26,500	47,900
Other rail network enhancements	Various			10,226	Ongoing
Other station and network improvements	Various			8,347	Ongoing
Rail station access improvements ³¹	Various	155,818	65,012	57,906	32,900

110

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Signalling Integration Works	Various	153,259	24,908	61,351	67,000
Other park ‘n’ rides	Various			16,939	Ongoing
European Train Control System Signalling Program: Phase 1 (Pilot line, Tunnel, and Sector 1 to Moorooka) ³²	305	1,318,323	688,555	272,400	357,368
Other European Train Control System Level 2 - Inner City	305			36,393	Ongoing
Roma Street surface station integration ³³	305	35,000	10,443	24,557
Other Rail Growth - External	Various			81,838	Ongoing

Growth - Internally Led
Breakfast Creek Bridge Replacement	305	28,000	3,813	24,187
Inner City Rail Corridor, upgrade signalling and interlocking planning [34]	Various	1,500	1,370	130
Mount Isa Line, resilience improvements and track renewals	315	50,000	4,914	37,654	7,431
Cross River Rail Tunnel Maintenance Plant	Various	12,050	100	3,100	8,850
Station Accessibility Upgrades Other	Various			26,821	Ongoing
Buranda train station, Arne Street (Woolloongabba), upgrade station	303	70,079	26,581	43,448	50
Lindum train station, Sibley Road, upgrade station	301	62,381	33,774	28,109	497
Morningside train station, Waminda Street, upgrade station	305	68,025	38,016	29,734	275
Burpengary train station, Burpengary Road, upgrade station	313	45,972	31,338	14,584	50
Bundamba train station, Mining Street, upgrade station	310	53,745	34,118	19,577	50
Banyo train station, St Vincents Road, upgrade station	302	65,656	35,363	30,243	50
Albion train station, Mawarra Street, upgrade station	305	16,840	1,030	1,801	14,010
Train Crew Capacity Upgrades	Various	4,000	350	3,300	350
Queensland Train Manufacturing Program Enabling works, Ormeau [35]	309	246,900	840	50,186	195,874
Other Rail Growth - Internal	Various			82,457	Ongoing

Regional Network
Maintenance of below rail assets - Townsville - Mount Isa Rail Line	Various			21,792	Ongoing
Rail Network Maintenance Program, North Coast Line, maintain below rail assets	Various			96,665	Ongoing

111

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Rail Network Maintenance Program, Regional network, maintain above rail assets	Various			83,789	Ongoing
Rail Network Maintenance Program, West Moreton, maintain below rail assets	Various			56,522	Ongoing
Rail Network Maintenance Program, Western region, maintain below rail assets	Various			31,962	Ongoing

South East Queensland Network
Rail Network Maintenance Program, South East Queensland network, maintain below rail assets	Various			54,650	Ongoing
Rail Network Maintenance Program, South East Queensland network, maintain above rail assets	Various			118,081	Ongoing

Enterprise
Enterprise Assets	Various			24,823	Ongoing
Enterprise Other	Various			31,146	Ongoing
Information and Technology	Various			31,446	Ongoing

Total Property, Plant and Equipment				1,748,048

GOLD COAST WATERWAYS AUTHORITY

Property, Plant and Equipment
Boating Infrastructure Program, various locations	309			2,200	Ongoing
Navigational Access and Safety Program, various locations, dredging navigation channels	309			1,370	Ongoing
Plant, equipment and minor works	309			1,900	Ongoing
Spit Masterplan (Southport), northern end of Main Beach, implement spit masterplan [36]	309	26,536	12,541	4,622	9,373

Total Property, Plant and Equipment				10,092

CROSS RIVER RAIL DELIVERY AUTHORITY

Property, Plant and Equipment
Cross River Rail	305	7,669,315	6,648,927	455,322	565,066

Total Property, Plant and Equipment				455,322

Capital Grants
Cross River Rail - third party returnable works	305	179,159	120,905	58,254

Total Capital Grants				58,254

FAR NORTH QUEENSLAND PORTS CORPORATION LIMITED

112

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Property, Plant and Equipment
Cairns Marine Precinct – Common User Facility	306	360,000	24,050	37,000	298,950
Cairns shipping development project - fine sediment offset	306	110,590	109,840	750
Channel Navigation Improvements	306	12,000		10,000	2,000
Horn Island Passenger Jetty and Cargo Wharf Upgrade	315	11,100	6,000	5,100
Marina Reconfiguration & Expansion	306	5,890		4,500	1,390
Mourilyan Land Development for Bulk Cargo	306	5,000		2,500	2,500
Plant, equipment and minor works	306			610	Ongoing
Smith’s Creek Cargo Land Consolidation	306	12,050	50	3,000	9,000
Tingira Street Subdivision Development	306	15,778	5,138	1,450	9,190
Tingira Street Warehouse/Shops	306			5,000	Ongoing

Total Property, Plant and Equipment				69,910

GLADSTONE PORTS CORPORATION LIMITED

Property, Plant and Equipment
Auckland Point 3 projects	308			2,890	Ongoing
Auckland Point Central projects	308			300	Ongoing
Barney Point projects	308			2,500	Ongoing
Gladstone Ports Corporation Limited - Northern Land Expansion Project	308	116,000	10,000	33,875	72,125
Information systems projects	308			3,025	Ongoing
Marina projects	308			950	Ongoing
Marine pilot services projects	308			3,500	Ongoing
Plant, equipment and minor works	308			2,285	Ongoing
Port Alma projects	308			3,865	Ongoing
Port Services projects	308			650	Ongoing
Quarry projects	308			2,200	Ongoing
RG Tanna Coal Terminal Projects
Conveyor life extension	308			140	Ongoing
Process control systems, stockpile management and upgrades	308			54,922	Ongoing
Ship loader (SL1) replacement	308	63,921		5,392	58,529
Right-of-use lease assets	308			5,472	Ongoing
Tug facility projects	308	1,416	774		642

Total Property, Plant and Equipment				121,966

113

Capital Statement 2024-25

Transport and Main Roads
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
NORTH QUEENSLAND BULK PORTS CORPORATION LIMITED

Property, Plant and Equipment
5 Yearly Dredging at Hay Point	312			3,329	Ongoing
Bowen Wharf - planning and designs	312	4,961	961	2,000	2,000
Grain rail loop end of life upgrade	312	2,000		2,000
Hydrogen trade studies	312			250	Ongoing
Louisa Creek Acquisition Program	312			1,052	Ongoing
Marine Offloading Facility Expansion - Stage 1	312	4,046	46	2,000	2,000
Middle Breakwater Fuel Line Supports Replacement	312	6,667	667	6,000
Mulherin Park Improvement	312			250	Ongoing
New Container Heavy Duty Laydown Area	312	18,000		8,000	10,000
North Queensland Bulk Ports Corporation Limited - Port Development General	312			2,529	Ongoing
Port of Mackay New Administration Building	312			2,500	Ongoing
Wharf 1 Laydown Area	312			1,000	Ongoing
Wharf 1 Western Deck Extension - planning	312	1,900		1,000	900
Wharf 5 Dolphin Walkways	312	1,500		1,500

Total Property, Plant and Equipment				33,410

PORT OF TOWNSVILLE LIMITED

Property, Plant and Equipment
Channel capacity upgrade	318	251,180	232,809	18,371
Other infrastructure and maintenance works	318			13,198	Ongoing
Plant, equipment and minor works	318			2,992	Ongoing
Road network upgrades	318			7,919	Ongoing
Wharf facilities upgrades	318			13,555	Ongoing

Total Property, Plant and Equipment				56,036

TOTAL TRANSPORT AND MAIN ROADS (PPE)				8,758,028

TOTAL TRANSPORT AND MAIN ROADS (CG)				736,263

Notes:

1.

Jointly funded with the Australian Government. The project is in the post-business case stage, with cost and timing subject to confirmation following market engagement and consideration. Funding splits under negotiation.

2.

Jointly funded with the Australian Government. The project has a business case, with scope, cost and timing subject to further project development and site investigations, and consideration and negotiation with the Australian Government, including funding splits.

3.	The project is in the post-business case stage, with cost and timing subject to confirmation following market

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Capital Statement 2024-25

engagement and consideration.

4.	Jointly funded with the Australian Government.

5.	This project is being delivered as a Public Private Partnership. Jointly funded with the Australian Government and Gold Coast City Council.

6.

Jointly funded with the Australian Government. The project is in the post-business case stage, with cost and timing subject to confirmation following market engagement and consideration. It includes an agreed contribution from Queensland Rail.

7.	Jointly funded with the Australian Government. Project scope, cost and timing are subject to further planning and consideration.

8.	Jointly funded with the Australian Government. The project is in the post-business case stage, with cost and timing subject to confirmation following market engagement and consideration.

9.	Includes an agreed contribution from Queensland Rail of $73 million.

10.	Jointly funded with the Australian Government. The project is in the pre-business case stage, with scope, cost and timing subject to further planning and business case development, and consideration.

11.	Jointly funded with the Australian Government. Funding contributions subject to further consideration and negotiation with the Australian Government.

12.

Jointly funded with the Australian Government and Brisbane City Council. The project is in the pre-business case stage, with scope, cost and timing subject to further planning and business case development, and consideration and negotiation with the Australian Government and Brisbane City Council.

13.	The project is in the pre-business case stage, with scope, cost and timing subject to further planning and business case development, and consideration.

14.	Jointly funded with the Australian Government. The project has a business case, with scope, cost and timing subject to further project development and site investigations, and consideration.

15.	The project has a business case, with scope, cost and timing subject to further project development and site investigations, and consideration

16.

Jointly funded with the Australian Government. The project has a business case, with scope, cost and timing subject to further project development and site investigations, and consideration. Stage 1 is expected to cost between $5.5 billion to $7 billion, with cost estimates to be finalised following further design development, market engagement and procurement.

17.	The project has a business case, with scope, cost and timing subject to further project development and site investigations, and consideration and negotiation with the Sunshine Coast Council.

18.	Project details and timing subject to further planning and negotiation with funding partners.

19.	Jointly funded with the Australian Government. Project details and timing subject to further planning and negotiation with the Australian Government.

20.	Jointly funded with the Australian Government. Construction of the Mackay Ring Road is complete, with remaining works associated with the connection to Bald Hill Road.

21.	Jointly funded with the Australian Government. Includes an agreed contribution from Queensland Rail.

22.	Jointly funded with the Australian Government. Forms part of the Bruce Highway, Cairns Southern Access Stage 2 (Robert Road to Foster Road) project.

23.

Jointly funded with the Australian Government. The project has a business case, with scope, cost and timing subject to further project development and site investigations, and consideration and negotiation with the Australian Government.

24.	Funding is for progressing pre-construction activities only. Project details, cost and timing subject to further planning and consideration.

25.	Jointly funded with the Australian Government. Queensland Government has commenced early works package.

26.	Project details and timing subject to further planning.

27.	This project is being delivered as a Public Private Partnership.

28.	Jointly funded with the Australian Government and Brisbane City Council

29.

Jointly funded with the Australian Government and Brisbane City Council. The project has a business case, with scope, cost and timing subject to further project development and site investigations, and consideration and negotiation with the Australian Government and Brisbane City Council.

30.	This project is being delivered by Cross River Rail Delivery Authority.

31.	Rail station access improvements include Roma Street subway, Dutton Park train station and Boggo Road train station.

32.

This is the same project as European Control System Level 2, but also includes new cyber security/operational readiness scope, full integration with other Cross River Rail contract schedules to Moorooka, and addresses inflationary signalling costs. There is also a reallocation of $47m of funding from QR’s existing Network Efficiencies program.

33.	This project is delivered by the Department of Transport and Main Roads.

34.	This project will undertake initial planning works for future funding consideration.

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Capital Statement 2024-25

35.	The Ormeau Mainline Connection Works and Ormeau Feeder Substation have been merged to form Queensland Train Manufacturing Program Enabling works

36.	This capital value makes up part of the overall $60 million Spit Master Plan works program being implemented by Gold Coast Waterways Authority and other delivery entities.

116

Capital Statement 2024-25

3.21	TREATY, ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS, COMMUNITIES AND THE ARTS

The Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts portfolio includes the Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts together with Arts Queensland, and statutory bodies reporting to the Minister for Treaty, Minister for Aboriginal and Torres Strait Islander Partnerships, Minister for Communities and Minister for the Arts.

The portfolio’s capital purchases for 2024-25 are $130.5 million. The portfolio’s capital grants for 2024-25 are $14.2 million.

The government has set aside $12 million, held centrally, for the Queensland Cultural Centre capital works to support asset renewal works, compliance upgrade and safety improvements in 2024-25.

Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts

Total capital purchases for the Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts are $119.6 million in 2024-25. Total capital grants for the department are $14.2 million in 2024-25.

Program Highlights (Property, Plant and Equipment)

•

$30.7 million for capital asset renewal works, compliance upgrades and safety improvements and amenities upgrades across the Queensland Cultural Centre. An additional $12 million is being held centrally for capital asset renewal works during 2024-25.

•	$20.4 million for stage 2 end of life asset replacement and renewal works at the Queensland Cultural Centre.

•

$21.8 million to continue a program of works to progress the establishment of new and replacement neighbourhood centres throughout Queensland including Manunda, Agnes Water, Kowanyama, Emerald, Manoora and Labrador.

•	$11.8 million for end of life asset replacement and building fabric renewal works at the Queensland Cultural Centre.

•	$8 million to deliver priority infrastructure projects across state owned arts and cultural facilities as part of the Arts Infrastructure Investment Fund.

•	$6.8 million to continue with upgrades to existing neighbourhood centres and other key social infrastructure.

•	$5.4 million to continue delivery of the new performing arts venue at the Queensland Performing Arts Centre, benefiting Queensland artists and audiences.

•	$3.5 million towards the upgrade of the Mount Isa Diversionary Centre to enable a specific service offering for women.

•	$3.2 million towards the construction of a new neighbourhood centre in Rockhampton.

•	$3.1 million to deliver security enhancement measures across the Queensland Cultural Centre precinct.

•	$2.4 million to complete the redevelopment of the Bribie Island Neighbourhood Centre.

•	$1.2 million to complete the reconfiguration of the Grey and Russell Street intersection, South Brisbane to enhance vehicular access to the Queensland Performing Arts Centre.

117

Capital Statement 2024-25

•	$707,000 for fit-out works and other property, plant and equipment to support the department’s office accommodation requirements.

•	$500,000 for the acquisition of property, plant and equipment to support whole-of-department service delivery.

Program Highlights (Capital Grants)

•	$6.7 million towards the construction of the Coen Art Centre.

•

$5 million for capital grants in 2024-25 available to small to medium Gold Coast screen businesses with capital grants between $250,000 and $750,000, supporting infrastructure works and new or upgraded capital equipment that directly supports screen industry growth on the Gold Coast.

•	$2 million for the Orange Sky Headquarters of the Future.

•

$500,000 for the Queensland Remembers Grants Program, to support ex-service organisations and not-for-profit organisations that provide services to veterans to upgrade their building, facilities and equipment.

Library Board of Queensland

The Library Board of Queensland has capital purchases of $2.2 million in 2024-25, to purchase heritage collections, information collections, intangible assets in the form of digital collections, and replace information technology equipment.

Program Highlights (Property, Plant and Equipment)

•	$1.6 million to acquire new items for the digital, heritage and information collections.

•	$638,000 to replace information technology equipment.

Queensland Art Gallery

The Queensland Art Gallery has capital purchases of $2.8 million in 2024-25, for the acquisition of artworks for the State Art Collection, and for life-cycle replacement of other property, plant and equipment assets.

Program Highlights (Property, Plant and Equipment)

•	$2.5 million for artwork acquisitions.

•	$300,000 to replace other property, plant and equipment.

Queensland Performing Arts Trust

The Queensland Performing Arts Trust has capital purchases of $4 million in 2024-25, for strategic capability enhancements to technical equipment, towards service of spaces offered by the Melbourne Street Green Cafe, as well as life-cycle replacement of other property, plant and equipment assets.

Program Highlights (Property, Plant and Equipment)

•	$1 million for the lifecycle replacement of operational property, plant and equipment assets, such as theatre equipment and food and beverage equipment.

•	$1 million to service the dining, event and entertainment spaces offered by the Melbourne Street Green Cafe.

•	$2 million for purchases to drive the strategic capability enhancement of specialised

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Capital Statement 2024-25

technical equipment.

Queensland Museum

The Queensland Museum has capital purchases of $1.9 million in 2024-25 to effectively safeguard the State Collection and preserve State-owned infrastructure.

Program Highlights (Property, Plant and Equipment)

•	$1.7 million for building fabric works at Queensland Museum Cobb+Co and the Queensland Museum Rail Workshops.

•	$200,000 for lifecycle replacement of operational property, plant and equipment.

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF TREATY, ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS, COMMUNITIES AND THE ARTS
Property, Plant and Equipment
Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts
Land and building acquisitions and upgrades	Various			500	Ongoing
Fit-out and minor capital works	Various			402	Ongoing
Community Services
New and replacement Neighbourhood Centres	Various			21,824	Ongoing
Community Services - General property upgrades	Various			6,820	Ongoing
Community Services - Office accommodation, fixtures and fittings	Various			305	Ongoing
Mount Isa Diversionary Centre upgrade	315	4,000	500	3,500
Rockhampton Neighbourhood Centre	308	4,556	1,376	3,180
Bribie Island Neighbourhood Centre	313	2,850	450	2,400
Arts Queensland
New Performing Arts Venue at QPAC ¹	305	159,000	153,558	5,442
Queensland Cultural Centre – Capital works, asset upgrades and refurbishment projects ²	305	53,700	2,131	30,719	20,850
Queensland Cultural Centre critical infrastructure works - Stage 2 2021 to 2025	305	30,519	10,133	20,386
Queensland Cultural Centre - End of life asset replacement and building fabric renewal works	305	11,750		11,750
Queensland Cultural Centre – Security upgrades	305	4,010	870	3,140

119

Capital Statement 2024-25

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Arts Infrastructure Investment Fund - Stage 2 2021 to 2024	305	9,509	1,461	8,048
Realignment of Grey and Russell Street Intersection	305	1,400	221	1,179

Total Property, Plant and Equipment				119,595

Capital Grants
Screen Queensland Capital Grants Program, Gold Coast	309	5,000		5,000
Orange Sky	Various	3,000	1,000	2,000
Queensland Remembers Grants Program	Various	5,108	3,258	500	1,350
Coen Art Centre	315	8,178		6,678	1,500

Total Capital Grants				14,178

LIBRARY BOARD OF QUEENSLAND
Property, Plant and Equipment
Information technology equipment	305			638	Ongoing
Information collection	305			349	Ongoing
Heritage collection	305			465	Ongoing
Digital collection	305			795	Ongoing

Total Property, Plant and Equipment				2,247

QUEENSLAND ART GALLERY
Property, Plant and Equipment
Acquisitions for the Queensland Art Gallery’s collection	305			2,500	Ongoing
Ongoing replacement of plant and equipment	305			300	Ongoing

Total Property, Plant and Equipment				2,800

QUEENSLAND PERFORMING ARTS TRUST
Property, Plant and Equipment
Lifecycle replacement of operational property, plant and equipment	305			1,000	Ongoing
Strategic capability specialised technical equipment	305	5,940	500	1,970	3,470
Queensland Performing Arts Venue - Melbourne Street Green Café	305	1,700	700	1,000

Total Property, Plant and Equipment				3,970

QUEENSLAND MUSEUM
Property, Plant and Equipment

120

Capital Statement 2024-25

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
Building fabric works at Queensland Museum Cobb+Co and the Queensland Museum Rail Workshops	Various	4,950		1,675	3,275
Lifecycle replacement of operational property, plant and equipment	305			200	Ongoing

Total Property, Plant and Equipment				1,875

TOTAL TREATY, ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS, COMMUNITIES AND THE ARTS (PPE)				130,487

TOTAL TREATY, ABORIGINAL AND TORRES STRAIT ISLANDER PARTNERSHIPS, COMMUNITIES AND THE ARTS (CG)				14,178

Notes:

1.	The Total Estimated Cost of $184 million, includes a State Contribution of $159 million and a contribution by the Queensland Performing Arts Trust of $25 million.
2.

An additional $12 million held centrally, will also contribute to the Queensland Cultural Centre capital works in support of asset renewal works, compliance upgrade and safety improvements in 2024-25, as part of total capital funding of $65.7 million.

121

Capital Statement 2024-25

3.22	YOUTH JUSTICE

Department of Youth Justice

The capital works program for the Department of Youth Justice is $221.1 million in 2024-25. These funds provide the infrastructure to support young people and help prevent and respond to crime and violence.

Program Highlights (Property, Plant and Equipment)

•	$185.1 million for the continued construction of the Woodford Youth Detention Centre.

•	$36.1 million for ongoing upgrades and minor works to Youth Detention centres and Youth Justice services centres.

Youth Justice
Project	Statistical Area	Total Estimated Cost $‘000	Expenditure to 30-06-24 $‘000	Budget 2024-25 $‘000	Post 2024-25 $‘000
DEPARTMENT OF YOUTH JUSTICE
Property, Plant and Equipment
Woodford Youth Detention Centre - 80 bed construction project	313	627,610	27,264	185,050	415,296
Woodford Youth Detention Centre - establishment costs	313	409			409
Youth Justice facilities	Various			36,064	Ongoing

Total Property, Plant and Equipment				221,114

TOTAL YOUTH JUSTICE (PPE)				221,114

122

Capital Statement 2024-25

Appendices

Appendix A:	Entities included in capital outlays 2024–25

Agriculture and Fisheries

•	Department of Agriculture and Fisheries

•	Queensland Racing Integrity Commission

Child Safety, Seniors and Disability Services

•	Department of Child Safety, Seniors and Disability Services

Education

•	Department of Education

•	Queensland Curriculum and Assessment Authority

Employment, Small Business and Training

•	Department of Employment, Small Business and Training

•	TAFE Queensland

Energy and Climate

•	Department of Energy and Climate

•	CleanCo Queensland Limited

•	CS Energy Limited

•	Energy Queensland Limited

•	Powerlink Queensland

•	Queensland Hydro Pty Ltd

•	Stanwell Corporation Limited

Environment, Science and Innovation

•	Department of Environment, Science and Innovation

Housing, Local Government, Planning and Public Works

•	Department of Housing, Local Government, Planning and Public Works

Justice and Attorney-General

•	Department of Justice and Attorney-General

•	Crime and Corruption Commission

•	Legal Aid Queensland

123

Capital Statement 2024-25

•	Public Trustee of Queensland

•	Office of the Queensland Ombudsman

Legislative Assembly of Queensland

•	Legislative Assembly of Queensland

Premier and Cabinet

•	Department of the Premier and Cabinet

Queensland Corrective Services

•	Queensland Corrective Services

Queensland Fire Department

•	Queensland Fire Department

•	Queensland Reconstruction Authority

Queensland Health

•	Queensland Health and Hospital and Health Services

•	Council of the Queensland Institute of Medical Research

Queensland Police Service

•	Queensland Police Service

Queensland Treasury

•	Queensland Treasury

Regional Development, Manufacturing and Water

•	Department of Regional Development, Manufacturing and Water

•	Gladstone Area Water Board

•	Mount Isa Water Board

•	Seqwater

•	SunWater Limited

Resources

•	Department of Resources

State Development and Infrastructure

•	Department of State Development and Infrastructure

•	Economic Development Queensland

•	South Bank Corporation

Tourism and Sport

•	Department of Tourism and Sport

124

Capital Statement 2024-25

•	Stadiums Queensland

Transport and Main Roads

•	Department of Transport and Main Roads

•	RoadTek

•	CITEC

•	Queensland Rail Limited

•	Gold Coast Waterways Authority

•	Cross River Rail Delivery Authority

•	Far North Queensland Ports Corporation Limited

•	Gladstone Ports Corporation Limited

•	North Queensland Bulk Ports Corporation Limited

•	Port of Townsville Limited

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts

•	Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts

•	Library Board of Queensland

•	Queensland Art Gallery

•	Queensland Performing Arts Trust

•	Queensland Museum

Youth Justice

•	Department of Youth Justice

125

Capital Statement 2024-25

Appendix B:	Key concepts and coverage

Coverage of the capital statement

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment and intangible assets that any agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. The following definitions are applicable throughout this document:

•	capital purchases – property, plant and equipment outlay as per the financial statements excluding asset sales, depreciation and revaluations

•	capital grants – capital grants to other entities and individuals (excluding grants to other government departments and statutory bodies)

•	right of use assets – property, plant and equipment to which government agencies have a right to use through lease or similar arrangements.

Capital contingency

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-government basis, there is likely to be underspending, resulting in a carry-over of capital allocations.

Estimated jobs supported by capital works

The $27.1 billion capital works program in 2024–25 is estimated to directly support around 72,000 jobs, equating to around 66,600 full-time equivalent jobs. The estimate of jobs supported by the Government’s capital works program in 2024–25 is based on Queensland Treasury’s Guidelines for estimating the full-time equivalent (FTE) jobs directly supported by the construction component of the capital works program.

The estimate of jobs supported by the capital works program is presented both in terms of FTEs and total jobs. Further, in some cases, jobs estimates quoted for specific projects throughout the Capital Statement and in other budget papers may reflect other approaches, including proponents’ estimates or project specific information, rather than the methodology in the Queensland Treasury Guidelines for estimating jobs supported by capital works.

126

Capital Statement 2024-25

Appendix C:	Capital purchases by entity by region 2024–25[1]

	Brisbane and Redlands
	East	North	South	West	Inner city	Sub total
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Agriculture and Fisheries	3,861	361	1,406	305	5,004	10,937

Child Safety, Seniors and Disability Services	771	715	1,202	603	961	4,252

Education	63,981	45,970	75,816	61,759	74,825	322,351

Employment, Small Business and Training	2,699	14,425	4,207	2,110	3,363	26,805

Energy and Climate	59,027	95,254	106,574	46,532	642,721	950,108

Environment, Science and Innovation	3,906	2,117	3,561	1,786	2,847	14,217

Housing, Local Government, Planning and Public Works	27,232	18,431	27,580	21,344	58,076	152,664

Justice and Attorney-General	2,374	2,200	3,700	1,856	12,930	23,059

Legislative Assembly of Queensland	—	—	—	—	3,646	3,646

Premier and Cabinet	—	—	—	—	1,060	1,060

Queensland Corrective Services	4,851	4,495	7,560	3,793	6,044	26,744

Queensland Fire Department	3,178	2,945	4,953	2,485	21,460	35,020

Queensland Health	87,457	90,000	104,389	32,595	282,792	597,233

Queensland Police Service	16,797	15,565	26,178	13,133	20,928	92,601

Queensland Treasury	—	—	—	—	—	—

Regional Development, Manufacturing and Water	1,463	1,355	12,279	1,144	1,822	18,063

Resources	739	685	1,152	578	921	4,075

State Development and Infrastructure	6,655	47,155	8,080	79	16,274	78,244

Tourism and Sport	2,780	2,576	4,408	2,174	3,464	15,403

Transport and Main Roads	161,432	216,499	361,513	140,956	1,151,040	2,031,440

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts	1,363	1,263	2,124	1,066	91,579	97,395

Youth Justice	1,647	1,526	2,566	1,287	2,052	9,078

Other Agencies[3]	40	38	64	32	52	227

Anticipated capital contingency reserve and other adjustments[4]

Funds allocated	420,869	524,464	706,620	312,326	2,237,041	4,201,320

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	Includes other government entities with non-material capital programs.
4.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

127

Capital Statement 2024-25

			Darling Downs
	Ipswich	Wide Bay	DD Maranoa	Toowoomba	Sub total	Gold Coast
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Agriculture and Fisheries	670	1,259	3,004	3,357	6,361	1,108

Child Safety, Seniors and Disability Services	5,387	966	406	508	913	2,157

Education	176,061	49,176	30,214	18,981	49,195	134,375

Employment, Small Business and Training	4,637	3,381	1,421	1,776	3,197	7,550

Energy and Climate	476,092	2,008,896	683,339	161,189	844,528	265,201

Environment, Science and Innovation	3,925	14,582	6,202	1,504	7,706	8,241

Housing, Local Government, Planning and Public Works	39,198	45,336	10,942	13,746	24,687	65,462

Justice and Attorney-General	4,078	2,974	1,249	1,562	2,812	6,640

Legislative Assembly of Queensland	—	—	—	—	—	—

Premier and Cabinet	—	—	—	—	—	—

Queensland Corrective Services	107,516	6,077	2,553	3,193	5,746	18,149

Queensland Fire Department	14,160	8,881	3,723	7,092	10,814	8,890

Queensland Health	87,187	139,226	32,692	224,640	257,332	304,287

Queensland Police Service	246,435	26,974	18,840	11,055	29,895	46,985

Queensland Treasury	—	—	—	—	—	—

Regional Development, Manufacturing and Water	244,086	111,456	770	56,984	57,753	34,591

Resources	1,270	926	389	486	875	2,067

State Development and Infrastructure	2,255	127	53	67	120	22,978

Tourism and Sport	4,777	3,483	1,463	1,830	3,293	7,777

Transport and Main Roads	230,137	1,111,980	213,229	201,890	415,118	1,644,789

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts	3,179	1,707	717	1,735	2,452	3,813

Youth Justice	2,829	2,063	867	1,084	1,950	4,606

Other Agencies[3]	65	52	21	28	49	111

Anticipated capital contingency reserve and other adjustments[4]

Funds allocated	1,539,164	3,293,893	941,858	663,244	1,605,102	2,410,056

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	Includes other government entities with non-material capital programs.
4.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

128

Capital Statement 2024-25

	Logan -	Mackay -	Outback and Far North Queensland			Central
	Beaudesert	Whitsunday	Outback	Cairns	Sub total	Queensland
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Agriculture and Fisheries	646	864	266	1,493	1,759	5,126

Child Safety, Seniors and Disability Services	1,196	570	249	839	1,087	727

Education	106,112	44,140	23,739	56,486	80,224	66,272

Employment, Small Business and Training	7,704	1,996	3,370	17,735	21,105	2,544

Energy and Climate	267,735	779,371	703,835	294,054	997,889	1,030,844

Environment, Science and Innovation	3,545	5,190	20,737	7,176	27,913	2,153

Housing, Local Government, Planning and Public Works	46,468	29,156	41,895	132,695	174,589	33,356

Justice and Attorney-General	17,204	1,756	765	2,581	3,347	2,237

Legislative Assembly of Queensland	—	—	—	—	—	—

Premier and Cabinet	—	—	—	—	—	—

Queensland Corrective Services	17,526	3,588	4,264	5,275	9,539	4,572

Queensland Fire Department	5,531	11,100	5,225	8,206	13,430	2,995

Queensland Health	128,567	46,959	56,262	109,640	165,902	130,209

Queensland Police Service	26,060	26,761	13,714	20,521	34,235	15,830

Queensland Treasury	—	—	—	—	—	—

Regional Development, Manufacturing and Water	3,356	15,331	8,375	1,590	9,965	364,202

Resources	1,147	547	1,038	1,954	2,993	697

State Development and Infrastructure	157	325	33	110	143	12,372

Tourism and Sport	4,314	2,056	896	14,023	14,920	2,620

Transport and Main Roads	815,583	254,893	303,438	261,986	565,424	558,548

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts	2,115	1,008	3,939	1,482	5,422	4,464

Youth Justice	2,555	1,218	531	1,791	2,321	1,552

Other Agencies[3]	65	31	13	43	56	38

Anticipated capital contingency reserve and other adjustments[4]

Funds allocated	1,356,433	1,141,720	1,109,821	874,470	1,984,291	2,085,815

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	Includes other government entities with non-material capital programs.
4.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

129

Capital Statement 2024-25

	Sunshine Coast	Moreton Bay South	Moreton Bay Moreton Bay North	Sub total	Townsville	Totals[1]
Entity[2]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Agriculture and Fisheries	1,249	1,402	363	1,765	675	32,418

Child Safety, Seniors and Disability Services	1,325	864	718	1,582	788	20,952

Education	78,788	46,297	66,234	112,531	56,382	1,275,608

Employment, Small Business and Training	4,639	3,025	2,513	5,538	6,560	95,656

Energy and Climate	272,328	59,540	52,856	112,396	680,202	8,685,588

Environment, Science and Innovation	5,027	4,182	2,127	6,309	3,373	102,181

Housing, Local Government, Planning and Public Works	31,450	35,247	32,079	67,326	47,649	757,341

Justice and Attorney-General	4,080	2,660	2,210	4,871	2,927	75,985

Legislative Assembly of Queensland	—	—	—	—	—	3,646

Premier and Cabinet	—	—	—	—	—	1,060

Queensland Corrective Services	8,337	5,437	4,516	9,953	10,159	227,906

Queensland Fire Department	12,262	5,112	2,959	8,070	7,249	138,402

Queensland Health	83,610	81,044	52,381	133,426	92,673	2,166,612

Queensland Police Service	33,229	18,824	18,029	36,853	47,552	663,410

Queensland Treasury	—	—	—	—	40,978	40,978

Regional Development, Manufacturing and Water	80,245	1,639	15,659	17,298	81,409	1,037,756

Resources	1,270	828	688	1,516	1,725	19,107

State Development and Infrastructure	25,549	114	94	208	304	142,783

Tourism and Sport	4,778	3,116	2,589	5,705	2,843	71,969

Transport and Main Roads	461,137	81,543	323,051	404,594	264,386	8,758,028

Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts	2,342	3,927	1,269	5,196	1,393	130,487

Youth Justice	2,830	186,895	1,533	188,428	1,683	221,114

Other Agencies[3]	69	46	38	84	39	886

Anticipated capital contingency reserve and other adjustments[4]						(1,712,013)

Funds allocated	1,037,197	504,147	541,524	1,045,672	1,257,198	22,957,860

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	Includes all associated statutory bodies.
3.	Includes other government entities with non-material capital programs.
4.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

130

Queensland Budget 2023–24 Capital Statement Budget Paper No.3

$1,000 OFF YOUR ENERGY BILL 20% OFF YOUR REGO 50C FARES Queensland Budget 2023–24 Capital Statement Budget Paper No.3

DOING WHAT MATTERS FOR QUEENSLAND QUEENSLAND BUDGET 2024–25

BUDGET MEASURES

BUDGET PAPER NO. 4

2024–25 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

Service Delivery Statements

Appropriation Bills

Budget Overview

Regional Action Plans

First Nations acknowledgement

Queensland Treasury acknowledges Aboriginal peoples and Torres Strait Islander peoples as the Traditional Owners and custodians of the land. We recognise their connection to land, sea and community, and pay our respects to Elders past, present and emerging.

© The State of Queensland (Queensland Treasury) 2024

Copyright

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Licence

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In essence, you are free to copy, communicate and adapt this publication, as long as you attribute the work to the State of Queensland (Queensland Treasury).

Attribution

Content from this publication should be attributed to:

© The State of Queensland (Queensland Treasury) - 2024–25 Queensland Budget

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Budget Measures

Budget Paper No. 4

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Budget Measures 2024-25

State Budget

2024–25

Budget Measures

Budget Paper No. 4

Budget Measures 2024-25

Contents

Key Features		1

1	Introduction	2

Explanation of scope and terms		2
Overview		4
Whole-of-Government Measures		7
Government Indexation Policy		11
Summary Tables		12

2	Expense Measures	31

Introduction		31
Department of Agriculture and Fisheries		32
Department of Child Safety, Seniors and Disability Services		37
Department of Education		44
Department of Employment, Small Business and Training		50
Department of Energy and Climate		54
Department of Environment, Science and Innovation		55
Department of Housing, Local Government, Planning and Public Works		59
Department of Justice and Attorney-General		62
Department of Regional Development, Manufacturing and Water		76
Department of Resources		79
Department of State Development and Infrastructure		82
Department of the Premier and Cabinet		87
Department of Tourism and Sport		89
Department of Transport and Main Roads		93
Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts		99
Department of Youth Justice		108
Legislative Assembly of Queensland		113

Budget Measures 2024-25

Office of the Governor		114
Office of the Queensland Ombudsman		115
Public Sector Commission		117
Queensland Corrective Services		118
Queensland Fire Department		122
Queensland Health		123
Queensland Police Service		132
Queensland Treasury		143

3	Capital measures	147

Introduction		147
Department of Child Safety, Seniors and Disability Services		148
Department of Education		149
Department of Environment, Science and Innovation		150
Department of Housing, Local Government, Planning and Public Works		151
Department of Justice and Attorney-General		152
Department of Resources		155
Department of State Development and Infrastructure		156
Department of Transport and Main Roads		157
Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts		160
Department of Youth Justice		162
Legislative Assembly of Queensland		163
Office of the Queensland Ombudsman		164
Queensland Corrective Services		165
Queensland Fire Department		166
Queensland Health		167
Queensland Police Service		170
Queensland Treasury		176

Budget Measures 2024-25

4	Revenue measures	177

Introduction		177
Department of Agriculture and Fisheries		178
Department of Transport and Main Roads		179
Queensland Treasury		181

Budget Measures 2024-25

Key Features

•	The 2024–25 Budget measures will deliver cost-of-living relief, make our communities safer, invest in educating for the future and in Queenslanders’ health and wellbeing.

•	This Budget provides a record $11.218 billion in concessions in 2024–25, an increase of 31.1 per cent.

•	Substantial cost-of-living relief is delivered in this Budget including a $1,300 electricity bill rebate in 2024–25 for all Queensland households across the state.

•

The government is providing an uplift to Queensland Health’s operating funding envelope of $4.393 billion to address emerging demand and cost pressures, improve the flow of patients through hospitals and provide more timely access to care as well as boosting First Nations health and women’s health care.

•	This uplift means a record operating health budget of $26.710 billion, a 10.6 per cent boost to the health system.

•

The Budget is investing in young Queenslanders and the state’s future workforce through education and training, and prevention and early support initiatives. This includes total funding of $22.801 billion for education and training in 2024–25. The $502 million Putting Queensland Kids First early support package aims to deliver stronger outcomes with positive life trajectories for Queensland children and families.

•

The government’s evidence-based Community Safety Plan for Queensland commits an extra $1.28 billion over 5 years for community safety measures across 5 key pillars: supporting victims; delivering for our frontline; detaining offenders; intervening when people offend; and preventing crime before it occurs.

•

The government has committed $3.1 billion towards the new whole-of-system housing plan, Homes for Queenslanders. The plan responds to key housing pressures, including supply, affordability, and homelessness, and enhances the focus on planning and development outcomes. Homes for Queenslanders represents a significant uplift on top of the existing major investment into social and affordable housing, setting a target of 53,500 new social homes by 2046.

•

This budget sets out a landmark capital investment of around $26 billion over 4 years to deliver the Queensland Energy and Jobs Plan, which sets out the pathway to transform Queensland’s energy system and achieve the State’s renewable energy and emissions reduction targets.

1

Budget Measures 2024-25

1	Introduction

This document provides a consolidated view of policy decisions with budgetary impacts made by the government since the 2023–24 Budget. It complements other budget papers, in particular Budget Paper No. 2 Budget Strategy and Outlook, Budget Paper No. 3 Capital Statement and the Service Delivery Statements.

This paper includes only new policy decisions and does not detail the full amount of additional funding being provided to agencies to deliver services and infrastructure.

Other adjustments, including those that are parameter based and where the funding formula remains unchanged, are similarly excluded.

The total funding impact of new measures is summarised in Tables 1.3 to 1.5 at the conclusion of this chapter.

For details on the total funding available to agencies, refer to agencies’ Service Delivery Statements.

1.1	Explanation of scope and terms

Scope

This document includes measures with the following features:

•

Sector. Only Queensland General Government sector agencies are included. Measures involving government-owned corporations or other Public Non-Financial Corporations sector agencies are within scope only if the measures are being funded directly by the General Government sector or if there is a flow through effect (for example, community service obligations).

•	Timeframe. Measures based on decisions made by the government since the 2023–24 Budget.

•	Type. Measures with budgetary impacts, in particular:

(i)	expense and capital measures with service delivery, capital enhancement, grant or subsidy impacts on the community and

(ii)	revenue measures involving a significant change in revenue policy, including changes in the tax rate.

•	Materiality. Minor measures or measures with non-significant community impacts are not included in this document.

•

Technical initiatives or non-policy-based adjustments, such as parameter-based funding adjustments, are not included if the formula to calculate these adjustments has not changed, as they do not reflect changes in government policy. The focus is on measures reflecting policy decisions that impact directly on the community through service delivery or other means.

2

Budget Measures 2024-25

Funding basis

Tables in this document are presented on a net funding basis.

•

Net funding refers to the impact that the funding of measures has on appropriations to relevant General Government agencies from the Consolidated Fund. Net funding also includes funding held centrally in the Consolidated Fund for future appropriation to the relevant agency once a prescribed action is undertaken or event occurs.

•	The tables do not include funding directed to the measure from existing agency resources or other sources.

•

Amounts refer to additional funding being provided to agencies for a particular program or project, as a result of decisions by government since the 2023–24 Budget. The amount provided for a measure may differ from other budget papers, such as Budget Paper No. 3 Capital Statement, that may refer to total funding.

•

Where a measure involves material expenditure or revenue collections by more than one department, the measure is reported under each department involved. The addition of each individual department’s portion of a particular measure may not equate to the reported total whole-of-government figure due to the omission of some departments’ portions that did not meet Budget Paper 4’s materiality threshold (i.e. $250,000 over 5 years).

•	Amounts included in the tables relating to revenue measures represent the impact of the measure on government revenue (with a positive amount representing additional revenue).

•	Tables 1.3 to 1.5 identify expense, capital and revenue measures separately, categorised as: up to and including 2023–24 Budget Update, and since the 2023–24 Budget Update.

3

Budget Measures 2024-25

1.2	Overview

The following section presents selected measures relating to decisions taken since the 2023–24 Budget.

1.2.1	Cost-of-living measures

The Queensland Government recognises the challenges that cost-of-living pressures are causing for Queenslanders. While the rate of inflation has started to moderate, elevated price levels for a range of goods and services are still putting pressure on household budgets across the country.

In 2024–25, the government is providing a record $11.218 billion in concessions to Queensland families and businesses, an increase of 31.1 per cent compared with 2023–24.

The government is providing $3.739 billion in new and expanded measures in 2024–25 to support Queenslanders in tackling cost-of-living challenges.

This comprises electricity bill rebates, lower public transport fares and motor vehicle registration costs, additional support for first home buyers, an increase in the value of and access to FairPlay vouchers, school and community food relief program; and food, emergency, and financial relief measures for vulnerable cohorts. Some of the key measures include:

•

$2.965 billion for additional electricity bill support to households and small businesses. Queensland households will automatically receive $1,300 off their electricity bills in 2024–25. This consists of an upfront $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate paid in quarterly instalments from the Australian Government.

•

The Queensland Electricity Rebate Scheme provides a rebate of $372 per annum, to assist with the cost of domestic electricity supply to the home of eligible holders of a Pensioner Concession Card, a Queensland Seniors Card, Commonwealth Health Care Card, Department of Veterans’ Affairs Gold Card (who receive a War Widow/er Pension or special rate Totally or Permanently Incapacitated Pension) and asylum seekers. This brings total electricity bill support for this cohort to $1,672 in 2024–25.

•

$150 million in 2024–25 from lowering public transport fares to a flat fare of 50 cents per trip across the state from 5 August 2024 for 6 months. In addition to this initiative, the government is also providing half-price tickets on Airtrain services.

•

$435 million from a 20 per cent reduction in motor vehicle registration costs for all light vehicles for a 12-month period, which is scheduled to start appearing on renewal notices sent to customers from 5 August 2024. It is estimated that $399 million of benefit from this measure will be realised in 2024–25 financial year, and the remaining $36 million in 2025–26.

•

An additional $33.5 million to expand the FairPlay program to up to $40 million in 2024–25. The maximum value of vouchers will increase from $150 to $200 for every voucher and the number of vouchers available will be increased from 50,000 to up to 200,000. Importantly, 50,000 vouchers will be guaranteed to the current target eligible cohort, with an additional up to 150,000 vouchers made available to all households.

4

Budget Measures 2024-25

•

$15 million in 2024–25 for the School and Community Food Relief Program. This initiative will assist children to access food relief from appropriate sources, ranging from subsidised lunches, breakfasts or tuckshop items. School food programs provide essential support to families as cost-of-living increases impact their ability to provide for their children.

•	Reducing costs and providing essential support through a range of targeted food, emergency and financial relief measures.

•

Substantial additional support to a wider range of Queenslanders purchasing their first home by increasing eligibility thresholds for first home concession, and first home vacant land concession. It is estimated these measures will deliver additional tax relief to Queensland first home buyers of $90 million in 2024–25.

•	For a complete list of cost-of-living relief measures provided in the 2024–25 Budget refer to Budget Paper No. 2.

1.2.2	Health

The government continues to deliver a world class health system for our community, ensuring patients get treated at the right place, at the right time. The 2024–25 Budget delivers a $4.393 billion uplift to the Queensland Health operating funding envelope to address demand and cost pressures as well as support a suite of programs and initiatives, including:

•

$222.4 million over 4 years to address Queensland Health workforce challenges, including supporting and retaining the current workforce, building and attracting new talent and adapting and innovating new ways to deliver

•

$209.9 million in new funding and $114.8 million from internal resources to accelerate efforts to address inequity in health and wellbeing outcomes with First Nations Queenslanders, by putting First Nations First and putting the Queensland Government back on track to close the gap by 2031

•

$95.9 million in new funding and $40 million from internal resources over 4 years to deliver free Meningococcal B and RSV vaccines for eligible infants, children, and adolescents, alongside a continuation of the free influenza vaccination for all Queenslanders. This is the largest State Government funded vaccination program in Queensland’s history

•	$20 million over 4 years to expand hospital discharge initiatives under the successful Long Stay Rapid Response Program and Queensland Civil and Administration Tribunal Hospital Hearings Program

•

$142.2 million over 4 years to further support Queensland’s aeromedical providers to deliver specialist retrieval doctors, and emergency helicopter services from the Torres Strait, Bundaberg, Mount Isa, Sunshine Coast, Toowoomba, Rockhampton, Mackay, and Brisbane.

5

Budget Measures 2024-25

1.2.3	Education

Education is key to ensuring every Queenslander can fulfill their potential and is a cornerstone of economic growth. The government is investing in a progressive, high performing education system that supports a positive future for our youngest Queenslanders. The 2024–25 Budget delivers on this commitment with:

•

$500 million over 4 years for planning and delivery of critical capacity growth projects to meet enrolment needs including ensuring access to safe and accessible school facilities for students and teachers

•	$45.1 million over 3 years from 2024–25 to support eligible teachers moving to work in rural and remote schools through the Teacher Housing Leasing Program

•	$21 million over 4 years from 2024–25 to support the continuation of GPs in Secondary Schools Program.

1.2.4	Gender responsive budgeting

The Queensland Government has committed to key initiatives expected to have gendered impacts and in support of the Queensland Women’s Strategy 2022–27, including:

•	$502 million Putting Queensland Kids First early support package will deliver stronger outcomes to support positive life trajectories for Queensland children and families

•

$247.9 million investment over 5 years to drive women’s health reform through the Queensland Women and Girls’ Health Strategy 2032 to respond to the health needs of women and girls, address the wider determinants of women and girl’s health, improve access to health care, and improve health equity

•

$118.4 million over 4 years from 2024-25 (and $38.4 million ongoing) to uplift funding on an ongoing basis for Domestic, Family and Sexual Violence services, taking total funding for the uplift to $154.4 million over 4 years.

In addition to these commitments and as part of its commitment to gender responsive budgeting, the 2024–25 Budget bids were assessed to determine gender equality impacts and alignment with the impact areas and priority cohorts identified in the Queensland Women’s Strategy 2022–27. This information was available to be considered alongside other policy and financial implications of bids.

The aim of this work was to provide balanced consideration of funding and highlight initiatives that were supportive of the impact areas of economic security, safety, health, and wellbeing, elevating First Nations women, women with diverse backgrounds and experiences, and empowerment and recognition. Some initiatives with positive gender impacts include:

•	$81.2 million over 3 years from 2023–24 for the Department of Employment, Small Business and Training to meet the cost of free training in the Diploma of Nursing

•	$14.8 million over 2 years commencing 2024–25 to provide baseline resources for the delivery of Domestic and Family Violence perpetrator programs

•	$1.9 million in 2024–25 to continue the Social Enterprise Jobs Fund and Queensland Social Enterprise Council, supporting small business.

6

Budget Measures 2024-25

1.3	Whole-of-Government Measures

1.3.1	Homes for Queenslanders

The Queensland Government has committed $3.1 billion towards the new whole-of-system housing plan, Homes for Queenslanders.

Homes for Queenslanders responds to key housing pressures, including supply, affordability, and homelessness, and enhances the focus on planning and development outcomes. Importantly, Homes for Queenslanders represents a significant uplift on top of the already major investment into social and affordable housing, setting a target of 53,500 new social homes by 2046. Partnerships with the Australian Government and community housing provider sector will be important in delivering on this target.

The initiatives in Homes for Queenslanders cover every aspect of the housing system: housing affordability, rental market, home ownership, social housing, homelessness, and legislation and reform. The initiatives are grouped under 5 key pillars including: build more homes, faster; support Queenslander rents; help first homeowners into the market; boost our social housing Big Build; and work towards ending homelessness.

Key initiatives in Homes for Queenslanders include:

•

Substantially uplifting funding for social housing capital delivery over the forward estimates, including for new youth foyers, domestic and family violence shelters and specialist homelessness accommodation

•	Creating a fund to incentivise infill development and establishing a State Facilitated Development Program to speed up housing supply

•	Providing a Renters Relief Package, including establishing a new bond loan product

•	Providing a 20 per cent uplift to homelessness responses while an independent review into homelessness service delivery is undertaken

•	Expanding immediate and emergency housing responses

•	Delivering a Disability Housing Action Plan and Our Place: A First Nations Housing and Homelessness Action Plan 2024–2027.

1.3.2	Community Safety Plan for Queensland

To address community safety concerns, the government has announced the Community Safety Plan for Queensland which includes an extra $1.28 billion over 5 years for community safety measures across 5 key pillars: supporting victims; delivering for our frontline; detaining offenders; intervening when people offend; and preventing crime before it occurs. The government will deliver on these pillars through the introduction of new legislative reforms and major investment in programs and systems that will help build safer communities.

Placing an increased focus on domestic, family and sexual violence, safety for women and on young offenders the plan takes a whole-of-government approach that brings together education, health, sport, housing, community services, domestic violence and child protection services.

7

Budget Measures 2024-25

1.3.3	Putting Queensland Kids First: Giving our kids the opportunity of a lifetime Plan

The government’s $502 million Putting Queensland Kids First Plan will support children from their earliest years of life and directs resources, services and supports to give every Queensland child and family the best possible opportunities for a great life.

Table 1.1	Putting Queensland Kids First Package

	2024-25	2025-26	2026-27	2027-28	Total
	$‘000	$‘000	$‘000	$‘000	$‘000
Expense Measures
Family Connections	1,020	1,020	—	—	2,040
Safe Pathways	4,500	4,500	—	—	9,000
Health Practitioners in Primary Schools	1,525	3,483	3,838	1,879	10,725
Extended Free Kindy for Four-year-olds	1,619	4,060	6,691	6,956	19,326
Early Childhood Coordinators	7,135	7,341	7,640	7,744	29,860
Family Support Coordinators	3,116	10,128	14,530	14,890	42,664
Behaviour Specialists	8,200	19,142	19,873	20,115	67,330
Housing and Support Link	1,194	1,196	1,201	—	3,591
Supported Tenancies	2,159	3,156	3,161	3,165	11,641
Partnership Fund and Implementation	12,500	7,500	—	—	20,000
Social Prescribing	2,697	2,703	—	—	5,400
Scaffolding the Next Generation of First Nations Leaders	200	70	—	—	270
Connecting2U	1,025	1,025	1,025	1,025	4,101
Access to Material Support, Pepipods® and Safe Sleeping Education	2,560	2,797	2,813	2,921	11,091
Community Hearing Screening and Diagnostic Services in Community Settings	1,369	2,381	3,012	3,177	9,939
Supporting healthier pregnancies	4,385	4,531	4,681	4,839	18,436
Enhance Child Development Services in Priority Locations	5,970	12,489	17,178	20,909	56,546
Enhanced Child Health Services and Development Checks	7,646	16,818	21,732	25,205	71,401
Early Intervention for First Nations Families	5,800	—	—	—	5,800
Support for Parents with mental ill health	2,600	2,600	2,600	2,600	10,400
Sustained Health Home Visting	5,609	13,871	21,127	24,915	65,522

Sub Total – Expense Measures	82,829	120,811	131,102	140,340	475,083

8

Budget Measures 2024-25

	2024-25	2025-26	2026-27	2027-28	Total
	$‘000	$‘000	$‘000	$‘000	$‘000
Capital Measures

Hubs in Aurukun & Kowanyama	20,000	—	—	—	20,000
Extended Free Kindy for Four-year-olds	—	6,900	—	—	6,900

Sub Total – Capital Measures	20,000	6,900	—	—	26,900

Total	102,829	127,711	131,102	140,340	501,983

Note:

1.	Table 1.1 presents the total funding allocated to each of the commitments in the Putting Queensland Kids First plan.
2.	Commitments are funded through $203 million in additional funding and $299 million of funding redirected to this government priority.

1.3.4	Brisbane 2032 Olympic and Paralympic Games

The Queensland Government is providing an additional $62 million over 4 years from 2024–25 and $14 million per annum ongoing to 2032–33 to the Department of State Development and Infrastructure for the preparation of additional Project Validation Reports and establishment costs for the Games Venue and Legacy Delivery Authority, to be transferred to the Authority once established.

Table 1.2	Brisbane 2032 – Project Validation Reports and Authority Establishment

	2024-25	2025-26	2026-27	2027-28	Total
	$‘000	$‘000	$‘000	$‘000	$‘000
Department of State Development and Infrastructure – operating	31,200	10,000	10,000	10,800	62,000

1.3.5	Disability Reforms

The Queensland Government has provisioned over $160 million towards a package of disability reforms as an initial response to the recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability (Disability Royal Commission) and the NDIS Review.

The Queensland Government is working with other state and territory governments and the Australian Government to finalise responses to the Disability Royal Commission. Responses are expected to be released later this year, along with the design of additional Foundational Supports for people with disability, as agreed to by National Cabinet.

An immediate package of investment will be made across a number of initiatives to improve services for people with a disability, across key areas including advocacy, the Queensland Community Support Scheme, the Medical Aids and Subsidies Scheme and initiatives to support Queensland’s role in the disability reform agenda. Further detail on these initiatives can be found in Chapter 2 – Expense Measures.

Further initiatives to be delivered as part of the over $160 million package will be confirmed alongside the Queensland Government’s response to the Disability Royal Commission.

9

Budget Measures 2024-25

1.3.6	Public Sector Wages Policy

New reproductive health leave entitlements

The government recognises the need for Queensland public sector workers to have access to dedicated leave for reproductive health. By 30 September 2024, the Government will implement 10 days per year of reproductive health leave for Queensland public sector workers. The leave will be non-cumulative and may be used for fertility and IVF treatment; chronic reproductive health conditions including endometriosis; preventative screening for breast and prostate cancers and treatments associated with reproductive health.

Superannuation on parental leave

From 1 July 2024, superannuation will be applied to all parental leave for the first 52 weeks for Queensland public sector workers, including both paid and unpaid leave. Currently, superannuation payments are only made during periods of paid parental leave. This measure will help to ensure that new parents are not left with gaps in their retirement savings and will help address the superannuation balance gap between men and women.

10

Budget Measures 2024-25

1.4	Government Indexation Policy

To alleviate cost-of-living pressures the government has set the Government Indexation Rate (GIR) for 2024–25 to zero per cent for many government fees and charges and the Emergency Management Levy (EML).

This means that a range of fees and charges applied to individuals, households and businesses will be unchanged in 2024–25, including the EML and some specific transport related fees. The GIR for other purposes for 2024–25 is 3.4 per cent.

11

Budget Measures 2024-25

Table 1.3:	Expense measures since the 2023–24 Budget

Expense measures up to and including 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Department of Agriculture and Fisheries
Backing Bush Communities Fund - Invasive Species Management	1,679	4,892	4,693	736	—
Backing Bush Communities Fund - Workforce Training	1,960	2,701	2,382	957	—
Dangerous Dogs Laws	895	2,651	1,983	816	921
Drought Preparedness Grants Program	7,000	—	—	—	—

Portfolio Total	11,534	10,244	9,058	2,509	921

Department of Child Safety, Seniors and Disability Services
Disability Advocacy [1]	539	1,078	—	—	—
National Disability Insurance Scheme (NDIS) Worker Screening	354	734	—	—	—
Australian South Sea Islander Peoples Support Plan	—	190	190	—	—
Disability Stakeholder Engagement Strategy [1]	300	—	—	—	—

Portfolio Total	1,193	2,002	190	—	—

Department of Education
Capital Assistance Supplementary Scheme for Non-State Schools	—	60,000	—	—	—
Preventing Youth Justice Involvement Through Educational Engagement	8,530	37,642	46,571	49,147	53,477
Playgrounds and Tuckshops Program	4,776	13,119	15,413	2,346	—
Caboolture Watchhouse Hub	937	1,569	—	—	—
Non-State Schools Accreditation Board [1]	963	—	—	—	—
State School Infrastructure Renewal [1]	21,077	—	—	—	—

Portfolio Total	36,283	112,330	61,984	51,493	53,477

Department of Employment, Small Business and Training
Regional Jobs Expos	950	410	—	—	—

Portfolio Total	950	410	—	—	—

Department of Energy and Climate
Buy Queensland Procurement: Enabling ICT platform	—	1,130	1,214	1,300	1,365

Portfolio Total	—	1,130	1,214	1,300	1,365

Department of Environment, Science and Innovation
Queensland Quantum and Advanced Technologies Strategy	902	26,925	31,976	22,119	1,806
Saving Queensland’s Koalas	—	7,497	7,716	7,935	8,157
Saving Queensland’s Threatened Species	—	5,672	5,848	5,876	6,116
K’gari Dingo Management Enhanced Actions	2,000	3,000	3,090	3,167	3,246
Queensland Quantum Academy	730	933	983	984	2,370

Portfolio Total	3,632	44,027	49,613	40,081	21,695

Department of Housing, Local Government, Planning and Public Works
Implementation of Shaping SEQ 2023 Update	2,708	4,309	1,196	—	—
Immediate Housing Response for Families	23,200	—	—	—	—

12

Budget Measures 2024-25

Expense measures up to and including 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Works for Queensland	—	—	20,000	80,000	—

Portfolio Total	25,908	4,309	21,196	80,000	—

Department of Justice and Attorney-General
Support for Victims of Crime [1]	27,912	43,358	41,908	41,957	42,009
Commission of Inquiry - Forensic DNA Testing	13,496	15,503	845	861	861
Support for the Queensland Civil and Administrative Tribunal Workforce [1]	2,046	4,247	4,373	4,485	4,607
Supporting Escalating Workloads within the District Court of Queensland	2,321	3,654	3,766	3,863	3,967
Permanently Establish the Justice Reform Office [1]	842	3,066	4,896	5,046	5,198
Rental Reforms - Stage 2 Rental Law Reform Implementation	39	2,546	3,157	3,219	3,156
The Public Trustee of Queensland - Supporting Vulnerable Queenslanders	10,000	1,850	1,910	1,970	1,970
First Nations Justice Office	—	1,587	1,612	1,658	1,703
Queensland Human Rights Commission - Sustainable Supporting Functions	650	1,045	1,070	1,111	1,115
Accommodation to Support the Domestic and Family Violence Courthouse Upgrade	395	825	1,461	2,008	2,083
Support increased watchhouse visits	335	678	698	717	737
Meriba Omasker Kaziw Kazipa (Torres Strait Islander Traditional Child Rearing Practices) Act 2020 - Ongoing Implementation	—	408	—	—	—
Engagement with Community Justice Groups & Torres Strait Island Communities	438	—	—	—	—

Portfolio Total	58,474	78,767	65,696	66,895	67,406

Department of Regional Development, Manufacturing and Water
Regional Water Infrastructure: Cairns Water Security Program	—	40,000	40,000	7,500	—
Ayr Water Treatment Plant Stage 1	10,033	20,067	16,784	—	—
PFAS Groundwater Monitoring and Modelling	178	665	533	—	—

Portfolio Total	10,211	60,732	57,317	7,500	—

Department of Resources
Abandoned Mine Lands Program [1]	—	17,540	—	—	—
Adam’s Beach Camping Amenities	—	500	—	—	—

Portfolio Total	—	18,040	—	—	—

Department of State Development and Infrastructure
Queensland Battery Industry Strategy Implementation	9,000	29,500	26,000	20,500	25,000
Effective regulation of Queensland workplaces and communities [1]	7,710	14,208	14,477	14,745	14,961
Place Renewal Framework	448	896	896	—	—
River Reach Corridor Walkable Spine	1,800	—	—	—	—

Portfolio Total	18,958	44,604	41,373	35,245	39,961

Department of the Premier and Cabinet
Office of the Queensland Parliamentary Counsel Attraction and Retention Incentive Scheme	1,537	1,854	1,912	1,960	2,017

Portfolio Total	1,537	1,854	1,912	1,960	2,017

13

Budget Measures 2024-25

Expense measures up to and including 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Department of Tourism and Sport
Growing Future Tourism Program	7,000	8,000	—	—	—
Backing Bush Communities - Building Bush Tourism Fund	—	4,000	6,000	—	—
SwimStart Program	2,000	3,000	—	—	—
QAS 2032 High Performance Strategy	—	—	17,434	17,468	18,500
Tourism Recovery and Development initiatives - Strategic Indigenous Tourism Projects Fund	—	—	—	—	—

Portfolio Total	9,000	15,000	23,434	17,468	18,500

Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts
Community Recovery	3,750	3,750	3,750	3,750	3,750
Stronger Places, Stronger People Extension [1]	—	1,950	1,950	1,950	1,950
Emergency Relief [1]	—	1,650	—	—	—
Ongoing operation of the Meriba Omasker Kaziw Kazipa (Torres Strait Islander Traditional Child Rearing Practices) Act 2020	—	1,500	—	—	—
Financial Resilience Services [1]	557	1,113	—	—	—
Food Recovery and Redistribution [1]	—	300	—	—	—
Orange Sky	3,000	—	—	—	—

Portfolio Total	7,307	10,263	5,700	5,700	5,700

Department of Youth Justice
Youth Detention Centre Support [1]	—	4,820	13,551	15,039	14,993
Caboolture Watchhouse Hub	7,567	4,101	—	—	—

Portfolio Total	7,567	8,921	13,551	15,039	14,993

Queensland Corrective Services
High Risk Offender Management Unit Resourcing	569	2,397	2,669	2,742	2,893
Capacity Management Unit	565	2,345	2,418	2,490	2,634
First Nations Community Work Camp	122	221	—	—	—

Portfolio Total	1,256	4,963	5,087	5,232	5,527

Queensland Health
Commission of Inquiry - Forensic DNA Testing	3,214	3,362	3,517	2,976	2,981
Caboolture Watchhouse Hub	76	43	—	—	—
Centre for Women & Co Grant	3,000	—	—	—	—

Portfolio Total	6,290	3,405	3,517	2,976	2,981

Queensland Police Service
Community Support Funding for Non-Government Organisations [1]	12,000	14,578	9,882	9,882	9,882
Commission of Inquiry into Forensic DNA Testing in Queensland Recommendation Implementation and Associated Resourcing	7,901	7,231	7,434	7,625	7,625
Implementation of the Commission of Inquiry Recommendations into Queensland Police Service to Domestic and Family Violence	4,374	6,227	—	—	—
Bullyproof Australia	4,000	2,800	2,600	2,600	—
Advanced Data Analytics Capability	726	2,408	1,190	1,675	1,675
Weapons Licensing Management System Replacement Project	832	1,790	1,287	1,012	1,053

14

Budget Measures 2024-25

Expense measures up to and including 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Government Air Funding and Operating Model	1,624	1,176	1,176	—	—
Aeromedical Hub	—	—	3,562	3,704	3,852
Caboolture Watchhouse Hub [1]	—	—	—	—	—
National Firearms Register	—	—	—	—	—

Portfolio Total	31,457	36,210	27,131	26,498	24,087

Queensland Treasury
Temporary Doubling of the First Home Owner Grant	12,300	85,300	75,600	26,800	9,700
Commercial and Investment Due Diligence and Projects	4,000	4,000	—	—	—
Mount Isa Acceleration Fund [1]	—	—	—	—	—

Portfolio Total	16,300	89,300	75,600	26,800	9,700

Total impact on Expense up to and including 2023-24 Budget Update	247,857	546,511	463,573	386,696	268,330

15

Budget Measures 2024-25

Expense measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Department of Agriculture and Fisheries
Rural Economic Development Grants Program	—	3,300	—	—	—
Native Title and State-owned Quarry Materials	—	3,000	—	—	—
Strengthening Enforcement and Prosecution Services to Safeguard Animal Welfare	—	1,931	—	—	—
Strengthening Leadership Across Queensland’s and Australia’s Biosecurity Systems	—	1,625	1,625	1,625	1,625
Rural Financial Counsellors	—	1,200	1,200	—	—
Collective Action to Manage Varroa Destructor Through Shared Responsibility	—	771	134	1,485	—
Queensland Boating and Fisheries Officers	—	392	402	426	468
Drought Mapping Tools	—	—	—	—	—

Portfolio Total	—	12,219	3,361	3,536	2,093

Department of Child Safety, Seniors and Disability Services
Carer Allowance for Foster and Kinship Carers	—	42,636	46,478	49,182	52,539
Future delivery of Accommodation Support Services	—	14,658	14,784	15,708	13,663
Continuity of Disability Supports for Children with Autism in Queensland	—	7,000	500	—	—
Unify Program - Continuous Improvement Pipeline	—	5,719	7,861	6,826	7,319
Child and Family Services - Extended Post Care Support	490	5,423	7,985	9,969	7,909
Disability Advocacy [2]	—	5,000	1,078	1,078	1,078
Disability Strategic Leadership	—	3,349	4,574	3,913	3,304
Reform of Queensland’s Positive Behaviour Support and Restrictive Practices - Authorisation Framework	—	2,967	3,056	3,132	3,210
Strengthening Community Cohesion in Queensland	—	2,907	2,907	—	—
Family Reunification	—	2,863	2,867	—	—
Child Protection Litigation Model	—	2,557	—	—	—
Supporting Families, Changing Futures (ICT Digital Applications)	—	1,701	1,779	1,880	1,988
African Villages (Youth and Community)	—	1,300	1,300	—	—
Disability Stakeholder Engagement Strategy [2]	—	1,300	1,300	1,300	1,300
Physical and Sexual Abuse Insurance, Out of Home Care and Youth Homelessness Services	—	623	—	—	—
Disability Data Improvement Project	—	526	1,155	1,163	956
Child and Family Services - Out of Home Care	212,300	—	—	—	—

Portfolio Total	212,790	100,529	97,624	94,151	93,266

Department of Education
Investment in our State Education System	178,240	395,646	246,892	55,601	172,977
State School Infrastructure Renewal [2]	—	78,683	—	—	—
Sustainable Investment in Schools	—	40,000	42,000	42,000	42,000
Teacher Housing Leasing Program	—	11,404	15,179	18,521	—
School Lunch Food Programs	—	10,655	—	—	—
Wacol Youth Remand Centre	—	9,355	9,582	5,386	—
GPs in Schools	—	5,033	5,178	5,327	5,481
Promoting Quality and Safety in Early Childhood Education and Care	—	3,326	—	—	—
Homework Centres	—	2,382	2,565	—	—

16

Budget Measures 2024-25

Expense measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Non-State Schools Accreditation Board [2]	—	—	—	—	—
Woodford Youth Detention Centre	—	—	3,203	8,037	—

Portfolio Total	178,240	556,484	324,599	134,872	220,458

Department of Employment, Small Business and Training
Queensland Skills Strategy 2024-2028	—	96,717	106,425	—	—
Free TAFE Nursing	22,050	42,050	17,050	—	—
TAFE Big Build	—	24,500	25,113	25,740	26,384
Construction Workforce Fund	500	7,400	3,100	—	—
Queensland Small Business Strategy 2024-27	—	4,262	2,762	761	—
Cyber Security Support for Queensland Small to Medium Enterprises	—	2,500	3,750	3,750	—
Social Enterprise Support and Development	—	1,900	—	—	—
Mossman Region Community Transition	150	732	618	—	—

Portfolio Total	22,700	180,061	158,818	30,251	26,384

Department of Energy and Climate
Queensland Energy and Jobs Plan Implementation	2,547	11,125	7,236	8,808	13,584
Drought Mapping Tools	—	—	—	—	—

Portfolio Total	2,547	11,125	7,236	8,808	13,584

Department of Environment, Science and Innovation
Better Queensland Parks - Fire Management Uplift Program	—	21,080	—	—	—
Waste Package, including the Recycling and Jobs Fund	8,000	8,875	12,200	8,625	210,114
Revitalising Queensland’s Private Protected Area Program	—	2,607	207	—	—
Cape York World Heritage Nomination	—	1,200	1,200	—	—
Bioregional Planning	—	926	1,052	—	—
Queensland Mine Rehabilitation Commissioner and Supporting Office	—	878	865	—	—

Portfolio Total	8,000	35,566	15,524	8,625	210,114

Department of Housing, Local Government, Planning and Public Works
Homes for Queenslanders : a fair and sustainable housing system	398,727	578,722	397,880	191,794	120,651
Long-term Sustainability of Queensland’s Indigenous Local Governments	—	30,800	30,800	—	—
Helping Seniors Secure Their Homes	17,700	22,300	—	—	—
Social Housing Headleasing	4,200	5,740	—	—	—
Local Government Community Safety	—	5,000	—	—	—
Stage 2 Rental Law Reforms - Residential Tenancies Authority	—	2,732	1,615	1,103	974
Strengthening and Sustaining Court Reforms Tackling Youth and Adult Crime	—	493	802	—	—

Portfolio Total	420,627	645,787	431,097	192,897	121,625

Department of Justice and Attorney-General
Support for the domestic, family and sexual violence sector	—	34,374	38,289	38,345	38,403
Supporting the community legal sector	—	24,642	441	458	475
Supporting Court Reforms Tackling Youth and Adult Crime	—	16,693	18,618	—	—
Victims of Crime Community Response	—	15,362	—	—	—

17

Budget Measures 2024-25

Expense measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for Victims of Crime [2]	4,213	14,028	11,294	3,588	3,687
Support for the Queensland Civil and Administrative Tribunal Workforce [2]	—	9,693	12,329	12,803	15,471
Gambling Harm Minimisation	—	8,060	8,060	8,060	8,060
Queensland Women and Girls’ Health Strategy 2032	97	6,494	6,624	6,749	6,985
Safeguarding Vulnerable Children and Adults	—	5,905	—	—	—
Domestic and Family Violence Training and Management Framework	162	4,872	4,483	4,284	3,109
Child Protection Litigation	—	4,581	—	—	—
Recording and Transcription Services	—	3,422	3,180	13,206	13,639
Donor Conception Register	—	3,400	4,500	—	—
Permanently Establish the Justice Reform Office [2]	—	2,826	2,927	—	—
Enhancing the Victim Liaison Service	—	2,759	—	—	—
Expansion of the Electronic Monitoring Program - Youth	—	2,342	—	—	—
Continuation of the Queensland Intermediary Scheme	—	2,185	—	—	—
Blue Card Review Implementation	—	1,622	—	—	—
Support for First Nations Children	—	1,517	—	—	—
Queensland Courts and Tribunals - Support for Circuit Court Sitting Days	—	1,100	1,175	1,254	1,336
New Childrens Court for Mount Isa	—	981	995	1,023	1,051
Woodford Youth Detention Centre	—	960	989	1,015	1,042
Supporting Coronial Justice Reform	—	853	1,005	1,032	1,055
Victims Commissioner and Sexual Violence Case Review Board	—	665	1,993	2,020	2,074
Brisbane Supreme and District Court - Courtroom Expansion	—	614	758	776	441
Queensland Housing Plan	—	600	—	—	—
Support for the Child Death Review Board	—	583	590	202	206
Support for Courts and Tribunals for Proposed Legislative Reform	—	409	1,656	1,245	—
Supporting the Office of the Information Commissioner	—	402	—	—	—
Townsville Courthouse - Courtroom Expansion	—	162	200	205	—
Independent Review of the Crime and Corruption Commission	1,029	—	—	—	—
Video Recorded Evidence-in-Chief Pilot	—	—	—	—	—

Portfolio Total	5,501	172,106	120,106	96,265	97,034

Department of Regional Development, Manufacturing and Water
Make it in Queensland	—	25,000	—	—	—
Great Artesian Basin Water Security Program	—	3,829	9,202	9,422	9,547
Establishment of the Office of the Cross Border Commissioner	791	1,227	1,245	—	—
Hughenden Irrigation Project	—	825	825	—	—
River Improvement Trusts	—	300	—	—	—
Minjerribah Water of Life Program	—	200	—	—	—
Fitzroy to Gladstone Pipeline	365,000	—	—	—	—

Portfolio Total	365,791	31,381	11,272	9,422	9,547

Department of Resources
Abandoned Mine Lands Program [2]	1,249	5,204	21,310	21,130	—
Former Great Keppel Island Resort Pty Ltd Lease Areas Remediation	—	5,000	—	—	—
Indigenous Land Use Agreements Support Package	—	2,157	1,910	1,910	1,910

18

Budget Measures 2024-25

Expense measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Natural Hydrogen: Assessment of Queensland’s Potential	—	1,600	2,400	—	—
Queensland Resources Common User Facility Operational Readiness	—	1,480	515	—	—
Review of Greenhouse Gas Storage in Queensland	—	1,000	—	—	—
Sunnybank Recreation Reserve	—	250	—	—	—

Portfolio Total	1,249	16,691	26,135	23,040	1,910

Department of State Development and Infrastructure
Games Venue and Legacy Delivery Authority	—	31,200	10,000	10,000	10,800
Ground Lease Delivery Model	—	16,500	—	—	—
Mount Isa Transition Fund	—	10,000	10,000	—	—
Effective regulation of Queensland workplaces and communities [2]	—	7,096	7,293	7,932	8,317
Mossman Region Transition Program	420	4,920	4,260	1,000	—
Queensland Industrial Relations Commission Funding	1,854	3,139	3,182	3,226	3,259
Waraba Priority Development Area	—	2,500	—	—	—
Queen’s Wharf Brisbane	—	1,914	1,497	—	—
Queensland Energy and Jobs Plan	—	1,848	1,848	1,848	1,846
Coordinator-General Land and Asset Management	—	1,300	1,450	1,600	1,700
Brisbane 2032 Venue User Displacement	—	—	—	—	—
Infill Development Strategy	1,111	—	—	—	—
Legacy Outcomes - Brisbane 2032 Olympic and Paralympic games	—	—	—	—	—

Portfolio Total	3,385	80,417	39,530	25,606	25,922

Department of the Premier and Cabinet
Policy and Reform Priorities	—	8,530	6,800	6,800	6,800
Establishment of the Implementation Division	—	3,488	3,593	3,688	3,795
Office of the Queensland Integrity Commissioner	—	1,601	1,631	764	768
Governance and Engagement Division - Capability Enhancement	—	900	900	900	900

Portfolio Total	—	14,519	12,924	12,152	12,263

Department of Tourism and Sport
FairPlay	—	33,500	—	—	—
North Ipswich Sport and Entertainment Precinct	—	10,000	—	—	—
Sport Minor Infrastructure Program	—	9,500	—	—	—
Activate! Queensland	—	5,500	—	—	—
Rockhampton Sports Precinct	—	5,000	—	—	—
Youth Development Partnership Fund	—	3,000	—	—	—

Portfolio Total	—	66,500	—	—	—

Department of Transport and Main Roads
Rail Transport Service Contract	5,069	153,332	214,842	256,057	284,126
Critical Cyber Security Protections for Customers	—	50,000	—	—	—
Sustainment of Smart Ticketing Project Delivery	—	22,750	—	—	—
Service Queensland Action Plan	19,000	18,500	11,275	11,557	11,846
Gympie Road Bypass Business Case for Surface Corridor Transformation	—	10,000	7,000	—	—

19

Budget Measures 2024-25

Expense measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
School Bus Upgrade Scheme	2,962	9,839	18,108	24,106	29,461
Rockhampton Railyards Rejuvenation	—	9,401	—	—	—
Transport Infrastructure Development Scheme	—	5,950	—	—	—
Bus Service Growth	—	5,606	16,507	23,115	24,292
Transport Registration and Integrated Licensing System Data Integrity Assurance Program	—	5,000	—	—	—
Camera Detected Offence Program	—	3,913	9,983	14,711	15,730
Rail Replacement Buses	2,400	2,482	2,544	2,608	2,673
Gold Coast On Demand Transport Trial	—	2,095	—	—	—
Public Transport Infrastructure Disability Standards Compliance	—	2,000	—	—	—
Lift Payment for Wheelchair Accessible Taxi Drivers	—	1,883	1,883	1,883	1,883
Implementing 3-sector Rail Timetable Enabling Cross River Rail Opening	—	1,821	5,584	1,852	2,453
Gold Coast Sand Bypass System Jetty	—	1,800	1,800	1,800	500
Queensland School Bus Ticketing System	—	1,137	—	—	—
Queensland Government Agent Program Service Delivery	—	834	—	—	—

Portfolio Total	29,431	308,343	289,526	337,689	372,964

Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts
Screen Queensland - Production Attraction Strategy	—	28,000	—	—	—
Queensland Community Support Scheme	—	10,000	—	—	—
Screen Queensland - Post, Digital and Special Effects	—	8,000	—	—	—
Path to Treaty - Truth-telling and Healing Inquiry	—	7,157	2,518	2,136	—
Coen Art Centre	—	6,678	1,500	—	—
Live Music Support Package - Industry Grants	—	3,225	—	—	—
Queensland Performing Arts Centre First Nations Programming Initiatives	—	2,000	—	—	—
Screen Queensland - Digital Games Program	—	2,000	—	—	—
Emergency Relief [2]	—	1,650	—	—	—
Community Food Education Program	—	1,300	—	—	—
Queensland Veterans Council Secretariat	—	1,230	1,230	1,230	1,230
Financial Resilience Services [2]	—	1,113	—	—	—
Food Recovery and Redistribution [2]	—	1,090	2,180	—	—
Foodbank Warehousing and Operating Costs	—	774	773	773	563
Queensland Cultural Centre Flood Resilience Business Case	—	750	750	—	—
Braille House and Vision Australia	—	611	—	—	—
Strengthening Support for Victims of Crime	—	597	—	—	—
LGBTQIA+ Alliance	—	532	503	—	—
Australian Cinematheque and Children’s Arts Centre	—	500	—	—	—
Queensland Indigenous Youth Leadership Program	—	302	—	—	—
Queensland Meals on Wheels- Peak Body	—	300	300	300	300
Queensland Cultural Centre Emergency Service Officers	—	276	276	276	276
Preservation and Protection of Significant Indigenous Heritage Sites	—	250	250	—	—
Initiatives to support the National Agreement on Closing the Gap	—	107	107	—	—
Cost of Living Package - Electricity Bill Support	2,267,000	—	—	—	—
Stronger Places, Stronger People Extension [2]	—	—	—	—	—

Portfolio Total	2,267,000	78,442	10,387	4,715	2,369

20

Budget Measures 2024-25

Expense measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Department of Youth Justice
Wacol Youth Remand Centre	—	32,870	39,876	21,228	—
Targeted Responses to Emerging Youth Crime	6,000	12,000	6,000	—	—
Youth Detention Centre Readiness and Interim Arrangements	—	8,550	9,124	—	—
Youth Co-Responder Teams Expansion	—	5,901	5,285	—	—
Youth After Hours Services	—	3,000	3,000	—	—
Restorative Justice Services Expansion	—	2,500	2,500	—	—
Electronic Monitoring Expansion	—	2,400	—	—	—
Intensive Case Management Expansion	—	1,178	2,343	—	—
Responding to serious violent offenders	—	955	2,650	2,663	2,529
Woodford Youth Detention Centre Operational and Establishment Funding	—	750	54,932	80,974	87,105
Extension of Culture-focused Youth Justice Family Partnership Responses	—	660	920	1,220	460
Youth Detention Centre Support [2]	—	385	385	835	831
Strengthening and Sustaining Court Reforms Tackling Youth and Adult Crime	—	—	1,152	—	—

Portfolio Total	6,000	71,149	128,167	106,920	90,925

Legislative Assembly of Queensland
Electorate office staff	—	12,597	12,970	13,295	13,627

Portfolio Total	—	12,597	12,970	13,295	13,627

Office of the Governor
Office of the Governor	—	583	600	615	631

Portfolio Total	—	583	600	615	631

Office of the Queensland Ombudsman
Funding for Critical Business Needs	—	1,016	1,313	1,207	1,234
Wacol Youth Remand Facility	—	592	608	311	—
Woodford Youth Detention Centre	—	—	—	1,023	1,049

Portfolio Total	—	1,608	1,921	2,541	2,283

Public Sector Commission
Queensland Complaints Clearinghouse Foundation Stage	—	6,223	—	—	—

Portfolio Total	—	6,223	—	—	—

Queensland Corrective Services
Additional Prisoner Growth Funding	9,846	128,706	44,246	42,068	45,650
Asset Improvement Program	10,000	21,234	29,535	18,089	18,313
Domestic and Family Violence Perpetrator Programs	—	5,420	9,420	—	—
End-to-End Case Management	—	5,260	5,529	5,481	5,704
Electronic Monitoring - Youth	—	2,232	—	—	—
Improving Services for Victims of Crime	—	431	593	608	624
Gangs Exit Program	—	389	400	—	—

21

Budget Measures 2024-25

Expense measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Homes for Queenslanders	80	199	206	213	218
Prison Capacity Uplift	—	—	9,954	10,233	10,482

Portfolio Total	19,926	163,871	99,883	76,692	80,991

Queensland Fire Department
Disaster Recovery Funding Arrangements Efficiencies	—	40,000	40,000	20,000	—
Queensland Reconstruction Authority Capacity Uplift	—	—	4,635	4,751	—

Portfolio Total	—	40,000	44,635	24,751	—

Queensland Health
Queensland Health Growth Funding Uplift	—	1,375,165	755,277	562,652	1,700,046
Expansion of Mental and Physical Health Services across Youth Detention Centres	—	3,500	—	—	—
Wacol Detention Centre - Operational and Establishment Funding	—	2,861	3,348	1,791	—
Strengthening and Sustaining Court Reforms Tackling Youth and Adult Crime	—	136	350	—	—
Woodford Youth Detention Centre - Operational and Establishment Funding	—	—	—	10,064	9,849
Access to Aids and Equipment for Queenslanders with Disability	—	6,475	—	—	—
Aeromedical Contracts	—	—	—	—	—
Assisted Reproductive Technology Regulation	—	—	—	—	—
Better Cancer Care	—	—	—	—	—
First Nations First	—	—	—	—	—
Free Vaccinations for Queenslanders	—	—	—	—	—
HealthPathways Statewide Licence	—	—	—	—	—
Hospital Discharge Initiatives	—	—	—	—	—
Queensland Ambulance Service	—	—	—	—	—
Queensland Community Pharmacy Scope of Practice Pilot	—	—	—	—	—
Queensland Health Cyber Security Program	—	—	—	—	—
Queensland Health Workforce	—	—	—	—	—
Sexual Assault Response	—	—	—	—	—
Specialist Palliative Care in Aged Care	—	—	—	—	—
Voluntary Assisted Dying	—	—	—	—	—
Women and Girls’ Health Strategy	—	—	—	—	—

Portfolio Total	—	1,388,137	758,975	574,507	1,709,895

Queensland Police Service
900 New Police Personnel	—	26,887	98,675	179,092	183,244
Caboolture Watchhouse Hub [2]	29,850	15,085	—	—	—
Queensland Police-Citizens Youth Club (PCYC) Caloundra	—	15,000	—	—	—
Towing Scheme for Victims of Property Crime	10,500	10,500	10,500	10,500	10,500
Integrated Strategy Addressing Youth Crime in North Queensland	13,097	8,556	1,056	1,056	1,056
Community Safety Initiatives in the South West Brisbane and Ipswich Areas	468	8,456	8,663	8,870	9,083
Wacol Youth Remand Facility Operating and Maintenance Costs	—	5,278	10,696	5,419	—
Camera Detected Offence Program	—	4,449	634	321	321
Community Support Funding for Non-Government Organisations [2]	—	4,100	4,100	4,100	4,100

22

Budget Measures 2024-25

Expense measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Prevention of Knife Crime	2,250	3,400	350	—	—
From Frontline to Family - Building Our Workforce for a Sustainable and Family-centred Coronial System	—	3,171	3,258	3,337	3,417
Emergency Management and Coordination Command Enhancement	—	3,029	—	—	—
Watchhouse Modernisation Program	—	3,000	—	—	—
Conducted Electrical Weapon Fleet Replacement Project	—	2,833	2,833	2,834	—
Queensland Police-Citizens Youth Club (PCYC) Redcliffe	—	2,000	—	—	—
Project Booyah Linked Early Intervention Program	371	1,354	1,490	1,526	1,573
Police Youth Co-responder Teams Extension and Expansion	—	1,060	1,005	—	—
Digital Evidence Capability Program	—	992	—	—	—
Expansion of Metal Detection Program	—	900	—	—	—
Additional POLAIR Flight Hours in South East Queensland	—	753	776	799	839
Gangs Exit Program	—	638	638	—	—
Electronic Monitoring of Adult Bailees	—	587	927	927	927
Court Reforms Tackling Youth and Adult Crime	—	176	717	—	—
Interim Police Aerial Support Capability	—	—	—	—	—

Portfolio Total	56,536	122,204	146,318	218,781	215,060

Queensland Treasury
Gympie Road Bypass Pre-construction Works	—	33,000	33,000	252,000	—
Queensland Revenue Office - Revenue and Penalty Debt Administration and Resourcing	—	19,661	28,004	34,131	35,188
Mount Isa Acceleration Fund [2]	—	10,000	20,000	—	—
Camera Detected Offence Program	—	7,135	7,184	7,163	7,352
Queensland Revenue Office - Digital and Data Uplift	—	5,764	2,048	2,061	2,074
Mental Health Levy Administration and Resourcing	—	4,127	4,248	4,355	4,465
Combustible Cladding	—	1,200	—	—	—
Townsville North Rail Yards	—	500	—	—	—
Backing Business in the Bush Fund	—	—	—	—	—

Portfolio Total	—	81,387	94,484	299,710	49,079

Whole-of-government program	—	88,979	139,491	36,306	39,356

Total decisions made but not yet announced	47,716	142,191	82,079	58,142	37,357

Total impact on Expense since 2023-24 Budget Update	3,647,439	4,429,099	3,057,662	2,394,289	3,448,737

Total impact on Expense since the 2023-24 Budget	3,895,296	4,975,610	3,521,235	2,780,985	3,717,067

1.	Further funding for this measure can be found in the Post Budget Update section of this table.
2.	Further funding for this measure can be found in the up to and including Budget Update section of this table.

23

Budget Measures 2024-25

Table 1.4:	Capital measures since the 2023–24 Budget

Capital measures up to and including 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Department of Child Safety, Seniors and Disability Services
Forensic Disability Services Precinct at Wacol - Upgrade Facilities	635	2,862	—	—	—

Portfolio Total	635	2,862	—	—	—

Department of Education
Playgrounds and Tuckshops Program	6,555	26,219	32,772	—	—
Preventing Youth Justice Involvement Through Educational Engagement	—	22,500	53,438	16,875	—

Portfolio Total	6,555	48,719	86,210	16,875	—

Department of Environment, Science and Innovation
K’gari Dingo Management Enhanced Actions	2,325	7,500	4,825	—	—

Portfolio Total	2,325	7,500	4,825	—	—

Department of Justice and Attorney-General
Accommodation to support the domestic and family violence courthouse upgrade	1,089	3,900	1,386	—	—
Support for the Queensland Civil and Administrative Tribunal workforce [1]	135	1,365	—	—	—
Victims Commissioner and Sexual Violence Case Review	—	—	—	—	—

Portfolio Total	1,224	5,265	1,386	—	—

Department of Resources
Abandoned Mine Lands Program [1]	—	1,270	—	—	—

Portfolio Total	—	1,270	—	—	—

Department of State Development and Infrastructure
Queensland Industrial Relations Commission Funding	300	—	—	—	—

Portfolio Total	300	—	—	—	—

Department of Youth Justice
Woodford Youth Detention Centre	27,264	185,050	289,819	80,171	45,306

Portfolio Total	27,264	185,050	289,819	80,171	45,306

Queensland Corrective Services
High Risk Offender Management Unit Resourcing	946	1,892	—	—	—

Portfolio Total	946	1,892	—	—	—

Queensland Health
Rockhampton Mental Health Unit	—	50,000	29,100	—	—
Emergent Issues and Cost Escalation of Health Capital Projects	15,660	44,505	1,757	—	—
Commission of Inquiry - Forensic DNA Testing	17,148	650	650	650	650

Portfolio Total	32,808	95,155	31,507	650	650

Queensland Police Service
Weapons Licensing Management System Replacement Project	1,240	3,703	—	—	—
Advanced Data Analytics Capability	1,899	3,344	1,500	—	—

24

Budget Measures 2024-25

Capital measures up to and including 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Caboolture Watchhouse Hub [1]	—	—	—	—	—
Commission of Inquiry into Forensic DNA Testing in Queensland Recommendation Implementation and Associated Resourcing	1,500	—	—	—	—
Implementation of the Commission of Inquiry Recommendations into Queensland Police Service to Domestic and Family Violence	1,189	—	—	—	—
Wacol Youth Remand Facility [1]	10,500	—	—	—	—

Portfolio Total	16,328	7,047	1,500	—	—

Queensland Treasury
Queensland Critical Minerals and Battery Technology Fund	70,000	—	—	—	—
Queensland Venture Capital Development Fund	—	—	—	—	—

Portfolio Total	70,000	—	—	—	—

Total impact on Capital up to and including 2023-24 Budget Update	158,385	354,760	415,247	97,696	45,956

25

Budget Measures 2024-25

Capital measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Department of Child Safety, Seniors and Disability Services
Unify Program - Continuous Improvement Pipeline	—	4,889	7,373	4,943	5,141

Portfolio Total	—	4,889	7,373	4,943	5,141

Department of Education
Sustainable Investment in Schools	—	34,000	100,000	100,000	100,000

Portfolio Total	—	34,000	100,000	100,000	100,000

Department of Environment, Science and Innovation
Better Queensland Parks - Fire Management Uplift Program	—	18,118	—	—	—

Portfolio Total	—	18,118	—	—	—

Department of Housing, Local Government, Planning and Public Works
Homes for Queenslanders: a fair and sustainable housing system	—	109,304	99,630	357,376	799,512
Convention Centres: Capital Replacement	—	—	—	—	—

Portfolio Total	—	109,304	99,630	357,376	799,512

Department of Justice and Attorney-General
Brisbane Supreme and District Court - courtroom expansion	—	2,010	8,941	10,972	3,395
Support for the Queensland Civil and Administrative Tribunal workforce [2]	—	1,500	—	—	—
Townsville Courthouse - courtroom expansion	—	500	2,750	4,000	250
Court Recording and transcription services	—	250	—	—	—
Support for Victims of Crime	150	—	—	—	—

Portfolio Total	150	4,260	11,691	14,972	3,645

Department of Resources
Abandoned Mine Lands Program [2]	100	1,650	880	270	—

Portfolio Total	100	1,650	880	270	—

Department of State Development and Infrastructure
Racing Infrastructure	30,000	—	—	—	—

Portfolio Total	30,000	—	—	—	—

Department of Transport and Main Roads
Rail Replacement Buses	45,427	88,773	—	—	—
Pacific Motorway (M1) Varsity Lakes to Tugun	202,308	82,500	60,000	85,192	—
Direct Sunshine Coast Rail Line	5,000	52,900	91,000	400,000	522,700
Rockhampton Railyards Rejuvenation	—	13,152	408	314	457
Multi-level Car Park at Weinam Creek Priority Development Area	—	5,000	5,000	5,000	—
Coomera Connector Stage 1	—	3,000	179,095	144,905	91,000
Beerburrum to Nambour Rail Upgrade Stage 1 Project	—	—	144,595	36,105	26,000
European Train Control System - future phases	—	—	—	—	—

Portfolio Total	252,735	245,325	480,098	671,516	640,157

Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts
Cultural Infrastructure Renewal Works	—	23,750	—	—	—

26

Budget Measures 2024-25

Capital measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Museum Infrastructure Renewal and Transformation	—	1,675	2,570	705	—
Cultural and Performing Arts - Queensland Cultural Centre precinct works	11,700	—	—	—	—
New Performing Arts Venue - Project management and technical advisory services	9,000	—	—	—	—

Portfolio Total	20,700	25,425	2,570	705	—

Department of Youth Justice
Cairns Youth Detention Centre	—	—	—	—	—
Woodford Youth Detention Centre Operational and Establishment Funding	—	—	285	124	—

Portfolio Total	—	—	285	124	—

Legislative Assembly of Queensland
Annexe Critical Infrastructure and Services Upgrade	15,770	—	—	—	—

Portfolio Total	15,770	—	—	—	—

Office of the Queensland Ombudsman
Funding for Fit-out of New Office Accommodation	—	950	933	50	50

Portfolio Total	—	950	933	50	50

Queensland Corrective Services
Asset Improvement Program	—	46,000	115,863	66,050	18,500
Prison Capacity Uplift	—	23,980	57,270	—	—

Portfolio Total	—	69,980	173,133	66,050	18,500

Queensland Fire Department
Enhanced Firefighter Safety Equipment	—	5,000	—	—	—
Ayr Fire and Rescue Station remediation works	—	4,000	—	—	—

Portfolio Total	—	9,000	—	—	—

Queensland Health
Queensland Ambulance Service Base Capital Funding Investment	—	30,000	—	—	—
Rural and Remote Workforce Accommodation	—	12,000	—	—	—
Cairns Health and Innovation Centre (CHIC) Stage 1	—	8,000	52,000	—	—
Cooktown Multipurpose Health Service Facility	—	8,000	30,000	40,000	40,000
Capacity Expansion Program	—	—	—	—	1,000,000
Queensland Health’s Sustaining Capital Program	115,000	—	—	—	—

Portfolio Total	115,000	58,000	82,000	40,000	1,040,000

Queensland Police Service
Wacol Youth Remand Facility [2]	50,000	200,000	—	—	—
Police Capital Project Funding	—	15,000	9,500	9,500	—
QPS Youth Coordination Hub	—	10,000	—	—	—
Watchhouse Modernisation Program	—	2,500	—	—	—
Digital Evidence Capability Program	—	1,220	—	—	—
Community Safety Initiatives in the South West Brisbane and Ipswich Areas	—	1,000	—	—	—
Police Youth Co-responder Teams Extension and Expansion	—	154	154	—	—

27

Budget Measures 2024-25

Capital measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
900 New Police Personnel	—	—	4,950	—	—
Caboolture Watchhouse Hub [2]	395	—	—	—	—
Integrated Strategy Addressing Youth Crime in North Queensland	3,100	—	—	—	—
Interim Police Aerial Support Capability	—	—	—	—	—

Portfolio Total	53,495	229,874	14,604	9,500	—

Queensland Treasury
Boost to the Business Investment Fund	—	50,000	—	—	—

Portfolio Total	—	50,000	—	—	—

Whole-of-government program	—	20,300	6,900	—	—

Total decisions made but not yet announced	202,723	184,736	322,889	293,650	16,944

Total impact on Capital since 2023-24 Budget Update	690,673	1,065,811	1,302,986	1,559,156	2,623,949

Total impact on Capital since the 2023-24 Budget	849,058	1,420,571	1,718,233	1,656,852	2,669,905

1.	Further funding for this measure can be found in the Post Budget Update section of this table.
2.	Further funding for this measure can be found in the up to and including Budget Update section of this table.

28

Budget Measures 2024-25

Table 1.5:	Revenue measures since the 2023–24 Budget

Revenue measures up to and including 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Department of Transport and Main Roads
Public Transport Fare Freeze	(13,413)	(14,641)	(14,960)	(9,535)	(9,738)
Motor Vehicle Registration Fee Freeze	—	(66,678)	(69,133)	(71,680)	(74,320)

Portfolio Total	(13,413)	(81,319)	(84,093)	(81,215)	(84,058)

Total impact on Revenue up to and including 2023-24 Budget Update	(13,413)	(81,319)	(84,093)	(81,215)	(84,058)

29

Budget Measures 2024-25

Revenue measures since 2023-24 Budget Update	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Department of Agriculture and Fisheries
Restructure of Commercial Fishing Licence Fees as part of Future Fisheries	(840)	(1,540)	(1,540)	(1,540)	(1,560)

Portfolio Total	(840)	(1,540)	(1,540)	(1,540)	(1,560)

Department of Transport and Main Roads
Public Transport Temporary Fare Reduction	—	(150,000)	—	—	—
Motor Vehicle Registration Fee Reduction	—	(399,000)	(36,000)	—	—

Portfolio Total	—	(549,000)	(36,000)	—	—

Queensland Treasury
Queensland Revenue Office - Revenue and Penalty Debt Administration and Resourcing	—	211,800	231,600	252,500	274,200
Land Tax Surcharge for Foreign Companies and Trustees of Foreign Trusts, and Absentees	—	74,500	81,300	87,000	90,400
Additional Foreign Acquirer Duty Increase	—	20,200	22,100	23,000	24,400
Changes to Regional Payroll Tax Discount Eligibility	—	5,000	5,000	5,000	5,000
50 Per Cent Payroll Tax Rebate for Apprentices and Trainees Extension	—	(54,900)	—	—	—
Increased First Home Buyer Transfer Duty Concession Thresholds	—	(90,000)	(90,000)	(90,000)	(90,000)

Portfolio Total	—	166,600	250,000	277,500	304,000

Total decisions made but not yet announced	—	—	—	—	—

Total impact on Revenue since 2023-24 Budget Update	(840)	(383,940)	212,460	275,960	302,440

Total impact on Revenue since the 2023-24 Budget	(14,253)	(465,259)	128,367	194,745	218,382

30

Budget Measures 2024-25

2	Expense Measures

Introduction

The following tables present the relevant portfolio expense measures relating to decisions taken since the 2023–24 Budget. This does not represent the full amount of additional funding provided to agencies since the 2023–24 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

31

Budget Measures 2024-25

Department of Agriculture and Fisheries

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Backing Bush Communities Fund - Invasive Species Management	1,679	4,892	4,693	736	—

The government is providing additional funding of $12 million over 4 years to build rural and regional capacity and resilience to proactively manage biosecurity threats. This includes assisting local governments to manage invasive pests, providing exclusion fencing grants, enhancing biosecurity surveillance, increasing traceability, helping maintain the Wild Dog Barrier Fence and providing agribusiness digital solutions grants.

This forms part of the government’s total funding of $30 million over 4 years for the Backing Bush Communities Fund towards workforce training, invasive species management and community projects.

Further details can be found in the Department of Tourism and Sport section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rural Economic Development Grants Program	—	3,300	—	—	—

The government is providing increased funding of $3.3 million in 2024-25 to increase regional employment and agribusiness development in regional Queensland.

32

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Native Title and State-owned Quarry Materials	—	3,000	—	—	—

The government is providing additional funding of $3 million in 2024-25 to negotiate Indigenous Land Use Agreements to validly address native title when supplying state-owned quarry materials.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Backing Bush Communities Fund - Workforce Training	1,960	2,701	2,382	957	—

The government is providing additional funding of $8 million over 4 years for workforce training initiatives to be delivered by the Queensland Farmers’ Federation, its members and AgForce, to upskill Queensland’s agricultural workforce.

This forms part of the government’s total funding of $30 million over 4 years for the Backing Bush Communities Fund towards workforce training, invasive species management and community projects.

Further details can be found in the Department of Tourism and Sport section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Dangerous Dogs Laws	895	2,651	1,983	816	921

The government is providing additional funding of $7.3 million over 5 years, which will provide more coordinated, consistent and effective government action in response to dog attacks. This includes a strong community education campaign designed to build awareness, prevent harm and provide targeted support for dog management initiatives in First Nations communities.

33

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Strengthening Enforcement and Prosecution Services to Safeguard Animal Welfare	—	1,931	—	—	—

The government is providing increased funding of $1.9 million in 2024-25 to provide a contribution to the RSPCA for animal welfare enforcement activities and upgrade of systems to support the RSPCA’s regulatory activities.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Strengthening Leadership Across Queensland’s and Australia’s Biosecurity Systems	—	1,625	1,625	1,625	1,625

The government is providing additional funding of $6.5 million over 4 years and $1.6 million per annum ongoing for stronger enforcement and evidence-related initiatives to improve biosecurity leadership, including prosecutorial, enforcement, investigative and intelligence capabilities.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rural Financial Counsellors	—	1,200	1,200	—	—

The government is providing increased funding of $2.4 million over 2 years to continue services to primary producers in financial difficulty due to drought and disasters. This is conditional on matching funding from the Australian Government.

34

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Collective Action to Manage Varroa Destructor Through Shared Responsibility	—	771	134	1,485	—

The government is providing additional funding of $2.4 million over 3 years for the collective action to manage Varroa destructor through shared responsibility.

In addition, funding of $3.1 million over 3 years is being provided to manage Varroa destructor (released from centrally held funds that were initially allocated to the National Biosecurity System).

Total funding for this program is $5.5 million over 3 years from 2024-25.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Boating and Fisheries Officers	—	392	402	426	468

The government is providing additional funding of $1.7 million over 4 years and $457,000 per annum ongoing for authorised field officer positions to support stations in Weipa and Karumba.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Drought Mapping Tools	—	—	—	—	—

Funding of $800,000 in 2024-25 is being met internally by the department to support the initial development of improved drought mapping tools, which will consider various factors to determine if an area is impacted by drought.

This forms part of the government’s total funding of $1.6 million in 2024-25 for the initial development of improved drought mapping tools. The associated expense in the Department of Environment, Science and Innovation is $183,000, which is also being met internally by that department.

Further details can be found in the Department of Energy and Climate section of this chapter.

35

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Drought Preparedness Grants Program	7,000	—	—	—	—

The government has provided increased funding of $7 million in 2023-24 to assist eligible primary producers purchase on-farm capital improvements identified in their Farm Business Resilience Plan, improving the drought preparedness of the producer’s property.

Future drought assistance arrangements will be considered by the government in response to the Burke Review and the Australian Government’s Future Drought Fund Investment Strategy (2024 to 2028) expected to be released in mid-2024.

36

Budget Measures 2024-25

Department of Child Safety, Seniors and Disability Services

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Carer Allowance for Foster and Kinship Carers	—	42,636	46,478	49,182	52,539

The government is providing increased funding of $190.8 million over 4 years and $52.5 million per annum ongoing to ensure that care allowance payments reflect eligibility based on the Child Strengths and Needs Assessment including High Support Needs Allowances and Complex Support Needs Allowances.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Future delivery of Accommodation Support Services	—	14,658	14,784	15,708	13,663

The government is providing increased funding of $58.8 million over 4 years and $13.7 million per annum ongoing to continue the provision of Accommodation Services allowing for continuity of care for people with a disability ($48.8 million over 4 years and $13.7 million per annum ongoing) and to support the department to continue to operate as a registered National Disability Insurance Scheme provider ($10 million over 3 years).

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Continuity of Disability Supports for Children with Autism in Queensland	—	7,000	500	—	—

The government is providing additional funding of $7.5 million over 2 years to continue disability supports for children with autism in Queensland. This includes $6.5 million over 2 years for AEIOU Foundation as a contribution towards infrastructure projects. It also includes $1 million in 2024-25 for Autism Queensland to continue to enable a greater focus on early intervention services for children with autism in line with the agreed establishment of a foundational supports system.

This initiative is part of over $160 million provisioned towards a package of disability reforms as an initial response to the recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability and the NDIS review.

37

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Disability Advocacy	539	6,078	1,078	1,078	1,078

The government is providing increased funding of $9.9 million over 5 years and $1.1 million per annum ongoing for disability advocacy. This includes $4.9 million over 5 years and $1.1 million per annum ongoing to continue the Queensland Disability Advocacy Program. It also includes $5 million in 2024-25 to expand individual and systemic advocacy. Funding will support Queenslanders with disability to understand their rights, navigate service systems, address discrimination, conflict and unfair treatment, make informed decisions, safeguard well-being and build capacity to self-advocate.

This initiative is part of over $160 million provisioned towards a package of disability reforms as an initial response to the recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability and the NDIS review.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Unify Program - Continuous Improvement Pipeline	—	5,719	7,861	6,826	7,319

The government is providing increased funding of $27.7 million over 4 years and $7.3 million per annum ongoing to support the Unify system, the new contemporary integrated case and client management system for all children who come in contact with the child protection and youth justice systems in Queensland. Funding will meet increased licensing costs and support the gradual ramp down of current program resourcing to enable the delivery of high-priority business needs that were not in scope for the first functional release in Tranche 1.

The capital component to this measure can be found in Chapter 3 Capital measures.

38

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Child and Family Services - Extended Post Care Support	490	5,423	7,985	9,969	7,909

The government is providing increased funding of $31.8 million over 5 years and $7.9 million per annum ongoing to ensure support is provided for all children exiting care between the ages of 18 and 21 and to index the Living Independently Allowance in line with the Consumer Price Index.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Disability Strategic Leadership	—	3,349	4,574	3,913	3,304

The government is providing increased funding of $15.1 million over 4 years and $3.3 million per annum ongoing to support strategic leadership, implementation and monitoring of disability reforms.

This initiative is part of over $160 million provisioned towards a package of disability reforms as an initial response to the recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability and the NDIS review.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Reform of Queensland’s Positive Behaviour Support and Restrictive Practices - Authorisation Framework	—	2,967	3,056	3,132	3,210

The government is providing increased funding of $12.4 million over 4 years and $3.2 million per annum ongoing to meet demand under the current Positive Behaviour Support and Restrictive Practices authorisation framework, with a further $20.1 million over 4 years (in both expense and capital funding) held centrally to support reform of the authorisation framework.

39

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Strengthening Community Cohesion in Queensland	—	2,907	2,907	—	—

The government is providing increased funding of $5.8 million over 2 years to expand support under the Asylum Seeker and Refugee Assistance Program ($4.8 million over 2 years) and broaden engagement with children through the Queensland Program of Assistance to Survivors of Torture and Trauma ($1 million over 2 years).

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Family Reunification	—	2,863	2,867	—	—

The government is providing additional funding of $5.7 million over 2 years to design, implement and procure a family reunification pilot service targeted at children aged 12 to 15 years.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Child Protection Litigation Model	—	2,557	—	—	—

The government is providing increased funding of $2.6 million in 2024-25 for the Office of the Child and Family Official Solicitor for legal services to deliver critical capacity enhancements to the current Child Protection Litigation Model to manage the increasing volume and complexity of child protection cases being considered by the court.

This forms part of the government’s total increased funding of $7.1 million in 2024-25 for the Child Protection Litigation Model to assist in responding to the increasing number of court ordered conferences and the increased volume of cases being considered by the court.

40

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Supporting Families, Changing Futures (ICT Digital Applications)	—	1,701	1,779	1,880	1,988

The government is providing increased funding of $7.3 million over 4 years and $2 million per annum ongoing for the continuation of digital applications established through Supporting Families Changing Futures. These applications provide key systemic functions within the child protection system providing a platform which is current, accessible and responsive to children, young people, foster and kinship carers and other stakeholders. The efficient and effective mechanisms provided through these applications strengthen client experiences allowing seamless sharing of information required for the provision of direct care of children and young people.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
African Villages (Youth and Community)	—	1,300	1,300	—	—

The government is providing additional funding of $2.6 million over 2 years to support the African Youth Support Council’s African Villages in Moorooka, Geebung and Redbank Plains. These villages build a sense of belonging, identity, establish strategic partnerships, engage with the system and build positive relationships in safe spaces for African youth and community members.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Disability Stakeholder Engagement Strategy	300	1,300	1,300	1,300	1,300

The government is providing increased funding of $5.5 million over 5 years and $300,000 per annum ongoing for stakeholder engagement activities to develop and implement responses to the National Disability Insurance Scheme (NDIS) review and recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability ($4.3 million over 5 years) and for the continuation of the delivery of languages services ($1.2 million over 4 years and $300,000 per annum ongoing).

This initiative is part of over $160 million provisioned towards a package of disability reforms as an initial response to the recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability and the NDIS review.

41

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
National Disability Insurance Scheme (NDIS) Worker Screening	354	734	—	—	—

The government is providing increased funding of $1.1 million over 2 years for additional resourcing to assist in managing increased demand for the National Disability Insurance Scheme Worker Screening program.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Physical and Sexual Abuse Insurance, Out of Home Care and Youth Homelessness Services	—	623	—	—	—

The government is providing additional funding of $623,000 in 2024-25 to support development of a long-term indemnity scheme and scoping of an appropriate record keeping system. This is in response to the withdrawal of physical and sexual abuse insurance cover for funded out-of-home care and youth homelessness providers.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Disability Data Improvement Project	—	526	1,155	1,163	956

The government is providing additional funding of $3.8 million over 4 years and $360,000 per annum ongoing for increasing data analysis and reporting capability for Queensland’s disability data holdings.

This initiative is part of over $160 million provisioned towards a package of disability reforms as an initial response to the recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability and the NDIS review.

42

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Australian South Sea Islander Peoples Support Plan	—	190	190	—	—

The government is providing increased funding of $380,000 over 2 years to enable the Queensland United Australian South Sea Islander Council to continue to represent Australian South Sea Islander community organisations in a viable financial position and be fully independent by 30 June 2026.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Child and Family Services - Out of Home Care	212,300	—	—	—	—

The government has provided increased funding of $212.3 million in 2023-24 for out-of-home care services in response to ongoing pressures in the child protection system.

43

Budget Measures 2024-25

Department of Education

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Investment in our State Education System	178,240	395,646	246,892	55,601	172,977

The government is providing increased funding of over $1 billion over 5 years from 2023-24 to support delivery of a high performing state school education system.

This funding will deliver more teachers and teacher aides to support delivery of the government’s education strategy for state schools Equity and Excellence: realising the potential of every student. Funding will also help to improve outcomes for priority cohorts, including delivering reasonable adjustments for students with a disability.

Total government funding for state school education will continue to grow over the forward estimates, rising each year from $12.633 billion in 2024-25 to $13.170 billion in 2027-28. The Queensland Government is currently in negotiations with the Australian Government to deliver secure, sustainable long-term funding for Queensland schools as part of a next National School Reform Agreement.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
State School Infrastructure Renewal	21,077	78,683	—	—	—

The government is providing increased funding of $99.8 million over 2 years for the maintenance of state school buildings and grounds.

44

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Capital Assistance Supplementary Scheme for Non-State Schools	—	60,000	—	—	—

The government is providing increased funding of $60 million in 2024-25 to continue the Capital Assistance Supplementary Scheme assisting non-state schools with the cost of building or upgrading educational facilities.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Sustainable Investment in Schools	—	40,000	42,000	42,000	42,000

The government is providing increased funding of $166 million over 4 years to prioritise delivery and planning of high-quality learning environments to meet enrolment needs including, where necessary, safety and accessibility upgrades to ensure the availability of safe and accessible school facilities for all students and teachers.

Total funding for this initiative is $500 million over 4 years. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Preventing Youth Justice Involvement Through Educational Engagement	8,530	37,642	46,571	49,147	53,477

The government is providing additional funding of $195.4 million over 5 years for youth engagement activities. This includes $184.7 million over 5 years and $49.4 million per annum ongoing to support a range of youth engagement initiatives and $10.6 million over 5 years, held centrally, for 4 additional Queensland Pathways State College campuses. This initiative will enable the department to lift capacity to support at-risk students across the state acknowledging the increased demand for specialist support.

Total funding for this initiative is $288.2 million over 5 years. The capital component of this measure can be found in Chapter 3 Capital Measures.

45

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Playgrounds and Tuckshops Program	4,776	13,119	15,413	2,346	—

The government is providing increased funding of $35.7 million over 4 years for additional projects under the Playgrounds and Tuckshops Program.

Total funding for this initiative is $101.2 million over 4 years. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Teacher Housing Leasing Program	—	11,404	15,179	18,521	—

The government is providing increased funding of $45.1 million over 3 years to meet increased demand and costs for teacher accommodation.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
School Lunch Food Programs	—	10,655	—	—	—

The government is providing additional funding of $10.7 million in 2024-25 to deliver food programs in schools from Term 3 of 2024.

This forms part of the $15 million School and Community Food Relief Program, comprised of $10.7 million for the Department of Education, $1.3 million for the Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts, and a further $3 million held centrally to support initiatives generated by the School and Community Food Taskforce.

46

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Wacol Youth Remand Centre	—	9,355	9,582	5,386	—

The government is providing increased funding of $24.3 million over 3 years to deliver educational services for young people while in detention at the Wacol Youth Remand Centre.

This forms part of total additional funding of $149.2 million over 3 years for the Wacol Youth Remand Centre.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
GPs in Schools	—	5,033	5,178	5,327	5,481

The government is providing increased funding of $21.0 million over 4 years to continue to support 50 Queensland state schools with secondary-aged students to provide students with free access to a General Practitioner or alternative primary healthcare provider at school 1 day per week.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Promoting Quality and Safety in Early Childhood Education and Care	—	3,326	—	—	—

The government is providing increased funding of $3.3 million in 2024-25 to continue to enhance regulation in early childhood education and care services. Regulation aims to ensure children’s health, safety and wellbeing, and supports educational outcomes in early childhood education and care services.

47

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Homework Centres	—	2,382	2,565	—	—

The government is providing increased funding of $4.9 million over 2 years to continue to deliver the Homework Centre Programs in schools. This program provides funding for on-site support for students in up to 120 state schools to complete homework outside of school hours.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Caboolture Watchhouse Hub	937	1,569	—	—	—

The government is providing additional funding of $2.5 million over 2 years from 2023-24 (including $618,000 held centrally) to provide services to young people accommodated in the Caboolture Watchhouse Hub.

This forms part of the government’s total funding of $59.3 million over 2 years to provide interim capacity at the Caboolture Watchhouse Hub.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Non-State Schools Accreditation Board	963	—	—	—	—

The government has provided increased funding of $963,000 in 2023-24 to support the operation of the Non-State Schools Accreditation Board.

Funding of $992,000 in 2024-25 is being met internally by the department to meet the demands of growth and complexity in the non-state school sector.

48

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Woodford Youth Detention Centre	—	—	3,203	8,037	—

The government is providing funding of $11.2 million over 2 years from 2025-26 to support the establishment and operation of the Woodford Youth Detention Centre.

A further $222,000 in 2025-26 is being met internally by the department.

This forms part of total additional funding of $261.4 million over 4 years and $89.2 million per annum ongoing to support operations of the Woodford Youth Detention Centre.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

49

Budget Measures 2024-25

Department of Employment, Small Business and Training

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Skills Strategy 2024-2028	—	96,717	106,425	—	—

The government is providing additional funding of $203.1 million over 2 years, as part of a total investment of $370 million, to further strengthen the state’s training system to deliver skills needed to power our economy and provide access to good jobs with better pay for Queenslanders.

The strategy is also Queensland’s roadmap to deliver on the National Skills Agreement, unlocking billions of dollars in areas of national priority, and is a key action under the Good people. Good jobs: Queensland Workforce Strategy 2022-2032.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Free TAFE Nursing	22,050	42,050	17,050	—	—

The government is providing additional funding of $81.2 million over 3 years from 2023-24 for 6,500 training places for eligible Queenslanders who are passionate about healthcare to study the Diploma of Nursing for free in 2024 and 2025.

Funding of $46.9 million in 2023-24 has been internally funded by the department to support this initiative.

Queensland Health is contributing another $34.5 million to this initiative from internal resources.

Total funding for the Diploma of Nursing under the Free TAFE initiative is $162.6 million over 3 years from 2023-24.

50

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
TAFE Big Build	—	24,500	25,113	25,740	26,384

The government is providing additional funding of $101.7 million over 4 years and $26.4 million per annum ongoing to continue to maintain state-owned TAFE Queensland facilities.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Construction Workforce Fund	500	7,400	3,100	—	—

The government is providing additional funding of $11 million over 3 years to support the construction industry workforce to position for the future by funding initiatives to increase the number of apprentices and skilled workers, and address barriers to workforce participation, with guidance from industry.

This forms part of the government’s total funding package of $3.1 billion over 5 years for Homes For Queenslanders, the Queensland Government’s whole-of-system housing plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Small Business Strategy 2024-27	—	4,262	2,762	761	—

The government is providing additional funding of $7.8 million over 3 years to help support small businesses manage the cost of doing business, and build their capability, capacity and resilience.

This forms part of the government’s total investment of over $250 million over 3 years under the Queensland Small Business Strategy 2024-27, which aims to build a thriving, resilient small business sector supporting local jobs and contributing to a strong economy across Queensland.

51

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Cyber Security Support for Queensland Small to Medium Enterprises	—	2,500	3,750	3,750	—

The government is providing additional funding of up to $10 million, held centrally, over 3 years from 2024-25 to develop and implement cyber security infrastructure for small to medium enterprises, bringing the total allocation to $15 million.

This forms part of the government’s total investment of over $250 million over 3 years under the Queensland Small Business Strategy 2024-27, which aims to build a thriving, resilient small business sector supporting local jobs and contributing to a strong economy across Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Social Enterprise Support and Development	—	1,900	—	—	—

The government is providing increased funding of $1.9 million in 2024-25 to continue the Social Enterprise Jobs Fund and Queensland Social Enterprise Council.

This forms part of the government’s total investment of over $250 million over 3 years under the Queensland Small Business Strategy 2024-27, which aims to build a thriving, resilient small business sector supporting local jobs and contributing to a strong economy across Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Mossman Region Community Transition	150	732	618	—	—

The government is providing additional funding of $1.5 million over 3 years to support mill workers transition into new jobs, access training and upskilling and gain counselling support.

This forms part of the government’s total funding of up to $12.1 million over 4 years from 2023-24 to support the Mossman region to transition away from dependence on the Mossman Mill and foster new economic and employment opportunities.

Further details can be found in the Department of State Development and Infrastructure section of this chapter.

52

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Regional Jobs Expos	950	410	—	—	—

The government is providing additional funding of $1.4 million over 2 years to deliver the Regional Jobs Expos initiative to showcase current and future employment opportunities.

53

Budget Measures 2024-25

Department of Energy and Climate

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Energy and Jobs Plan Implementation	2,547	11,125	7,236	8,808	13,584

The government is providing additional funding of $43.3 million over 5 years from 2023-24 for government policy priorities under the Queensland Energy and Jobs Plan, including an Office of the SuperGrid, climate action planning, and hydrogen futures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Buy Queensland Procurement: Enabling ICT platform	—	1,130	1,214	1,300	1,365

The government is providing additional funding of $5.0 million over 4 years from 2024-25 to fund the ongoing operating costs of the Future Procurement System.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Drought Mapping Tools	—	—	—	—	—

Funding of $580,000 in 2024-25 is being met internally by the department to support the initial development of improved drought mapping tools which will consider various factors to determine if an area is impacted by drought.

This forms part of the government’s total funding of $1.6 million in 2024-25 for the initial development of improved drought mapping tools. The associated expense in the Department of Environment, Science and Innovation is $183,000, which is also being met internally by that department.

Further details can be found in the Department of Agriculture and Fisheries section of this chapter.

54

Budget Measures 2024-25

Department of Environment, Science and Innovation

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Quantum and Advanced Technologies Strategy	902	26,925	31,976	22,119	1,806

The government is providing additional funding of $83.7 million over 5 years from 2023-24 to 2027-28 and $1.8 million ongoing to support the implementation of the Queensland Quantum and Advanced Technologies Strategy.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Better Queensland Parks - Fire Management Uplift Program	—	21,080	—	—	—

The government is providing increased funding of $21.1 million to support critical firefighter needs and manage bushfire risk in a changing climate, improve community safety and safeguard natural and cultural values, including World Heritage values.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Waste Package, including the Recycling and Jobs Fund	8,000	8,875	12,200	8,625	210,114

The government is providing increased funding of $247.8 million over 5 years for continued delivery of the $2.1 billion Waste Package, announced in 2022-23. This includes funding for programs supporting waste management including local government waste management plans and grants to address illegal dumping and $131.4 million in 2027-28 in planned annual payments to councils to ensure no impact on households.

55

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Saving Queensland’s Koalas	—	7,497	7,716	7,935	8,157

The government is providing increased funding of $31.3 million over 4 years and $8.4 million per annum ongoing to continue planned actions under the South East Queensland Koala Conservation Strategy that address the decline in koala populations and preserve and restore key koala habitat.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Saving Queensland’s Threatened Species	—	5,672	5,848	5,876	6,116

The government is providing increased funding of $23.5 million over 4 years and $6.3 million per annum ongoing to continue implementation of the Threatened Species Program 2020-2040 to protect and recover Queensland’s most threatened flora and fauna.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
K’gari Dingo Management Enhanced Actions	2,000	3,000	3,090	3,167	3,246

The government is providing additional funding of $14.5 million over 5 years from 2023-24 (indexed ongoing), with funding to support the conservation of dingoes (wongari) and management of public safety on K’gari through additional Butchulla and Queensland Parks and Wildlife Service wongari education rangers to improve visitor understanding of wongari risks and the cultural significance of wongari to the Butchulla people.

The capital component of this measure can be found in Chapter 3 Capital Measures.

56

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Revitalising Queensland’s Private Protected Area Program	—	2,607	207	—	—

The government is providing increased funding of $2.8 million over 2 years to support environmental conservation on private land and implement the Australian Government’s Other Effective Area-Based Conservation Measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Cape York World Heritage Nomination	—	1,200	1,200	—	—

The government is providing additional funding of $2.4 million over 2 years, held centrally subject to the Cape York Peninsula being added to Australia’s UNESCO State Party Tentative list, to progress World Heritage Nomination.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Quantum Academy	730	933	983	984	2,370

The government is providing increased funding of $6 million over 5 years to develop and deliver the Queensland Quantum Academy as part of the Queensland Quantum and Advanced Technologies Strategy to introduce quantum materials and learning opportunities into schools and TAFEs and support the workforce needs of the growing quantum industry.

57

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Bioregional Planning	—	926	1,052	—	—

The government is providing additional funding of $2.0 million over 2 years to develop 3 pilot bioregional plans focussed on renewable energy, critical minerals and urban development.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Mine Rehabilitation Commissioner and Supporting Office	—	878	865	—	—

The government is providing increased funding of $1.7 million over 2 years for the continuation of the Office of Queensland Mine Rehabilitation Commissioner to provide best practice advice and support world class progressive rehabilitation of mined land in Queensland.

58

Budget Measures 2024-25

Department of Housing, Local Government, Planning and Public Works

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Homes for Queenslanders: a fair and sustainable housing system	398,727	578,722	397,880	191,794	120,651

The government is providing additional funding of $1.688 billion over 5 years and $130.4 million per annum on-going towards housing and homelessness services and responses, addressing key housing pressures including supply, and enhancing the focus on planning and development outcomes.

The capital component of this measure can be found in Chapter 3 Capital Measures.

This forms part of the government’s total funding package of $3.1 billion over 5 years for Homes for Queenslanders, the Queensland Government’s whole-of-system housing plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Long-term Sustainability of Queensland’s Indigenous Local Governments	—	30,800	30,800	—	—

The government is providing increased funding of $61.6 million over 2 years to continue delivery of the needs-based Indigenous Councils funding program and to establish an entity to support Indigenous Councils.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Helping Seniors Secure Their Homes	17,700	22,300	—	—	—

The government is providing increased funding of $40 million over 2 years from 2023-24 to extend the Helping Seniors Secure their Homes Trial to December 2024.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

59

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Social Housing Headleasing	4,200	5,740	—	—	—

The government is providing increased funding of $9.9 million over 2 years for extension of existing headleases in the Help to Home and Helping Hand Headlease Programs.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Local Government Community Safety	—	5,000	—	—	—

The government is providing additional funding of $5 million in 2024-25 for administration of the Local Government Community Safety Fund, for security equipment upgrades.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Implementation of Shaping SEQ 2023 Update	2,708	4,309	1,196	—	—

The government is providing additional funding of $8.2 million over 3 years to implement the Shaping SEQ 2023 Update, including the delivery of a dedicated Project Management Office.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Stage 2 Rental Law Reforms - Residential Tenancies Authority	—	2,732	1,615	1,103	974

The government is providing additional funding of $6.4 million over 4 years, held centrally, to successfully implement Stage 2 rental law reforms. This will allow the Residential Tenancies Authority to deliver targeted communication and education to Queensland’s rental sector about changes to rental laws, and enforce and uphold compliance with these laws.

This forms part of the government’s total funding package of $18.5 million over 5 years to implement Stage 2 rental law reforms.

Further details can be found in the Department of Justice and Attorney-General section of this chapter.

60

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Strengthening and Sustaining Court Reforms Tackling Youth and Adult Crime	—	493	802	—	—

The government is providing additional funding of $1.3 million over 2 years for focused housing and tenancy sustainment support for participants of the Court Link Program.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Immediate Housing Response for Families	23,200	—	—	—	—

The government has provided increased funding of $23.2 million for emergency accommodation for families experiencing homelessness.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Works for Queensland	—	—	20,000	80,000	—

The government will provide additional funding of $100 million over 2 years for the 2024-27 Works for Queensland grant program, bringing total funding for this grant round to $300 million.

61

Budget Measures 2024-25

Department of Justice and Attorney-General

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for Victims of Crime	32,125	57,386	53,202	45,545	45,696

The government is providing increased funding of $234 million over 5 years and $45.7 million per annum ongoing to Victims Assist Queensland to support victims of crime.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for the domestic, family and sexual violence sector	—	34,374	38,289	38,345	38,403

The government is providing increased funding of $149.4 million over 4 years and $38.4 million per annum ongoing to support the domestic, family and sexual violence sector. A further $5 million is being internally funded by the department in 2024-25.

For this initiative, $31 million in new funding and $5 million internally funded for the 20 per cent uplift in funding in 2024-25 forms part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Supporting the community legal sector	—	24,642	441	458	475

The government is providing increased funding of $22.6 million in 2024-25 including $12.4 million for the Community Legal Centres and $10.2 million for the Aboriginal and Torres Strait Islander Legal Service. In addition, the government is providing increased funding of $2 million in 2024-25 and $441,000 from 2025-26 indexed ongoing for costs associated with replacing the Community Legal Assistance Services system.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

62

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Supporting Court Reforms Tackling Youth and Adult Crime	—	16,693	18,618	—	—

The government is providing increased funding of $35.3 million over 2 years ($7.5 million of this is centrally held) to strengthen and support court reform initiatives to address increases in adult and youth crime. This includes $8.4 million over 2 years for Legal Aid Queensland.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Commission of Inquiry - Forensic DNA Testing	13,496	15,503	845	861	861

The government is providing additional funding of $31.6 million over 5 years and $861,000 per annum ongoing to support the further implementation of its recommendations from the Commission of Inquiry into Forensic DNA Testing in Queensland. This includes $15 million for Legal Aid Queensland.

This forms part of the government’s total funding package of $202.7 million over 6 years (2022-23 to 2027-28), with a recurrent funding boost of $22.3 million from 2027-28, in response to the Commission of Inquiry into Forensic DNA Testing in Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Victims of Crime Community Response	—	15,362	—	—	—

The government is providing additional funding of $15.4 million in 2024-25 to deliver and expand the Victims of Crime Community Response Program to provide immediate support to victims of crime.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

63

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for the Queensland Civil and Administrative Tribunal Workforce	2,046	13,940	16,702	17,288	20,078

The government is providing additional funding of $70.1 million over 5 years and $20.1 million per annum ongoing to the Queensland Civil and Administrative Tribunal to enable a sustainable response to address increasing service demands.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Gambling Harm Minimisation	—	8,060	8,060	8,060	8,060

The government is providing additional funding of $8.1 million in 2024-25 for a doubling of funding for the Gambling Help Service System. It is intended that increased gambling harm minimisation funding will continue on an ongoing basis.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Women and Girls’ Health Strategy 2032	97	6,494	6,624	6,749	6,985

The government is providing additional funding of $26.9 million over 5 years from the Mental Health Levy, to support the development and implementation of the Queensland Women and Girls’ Health Strategy 2032.

This forms part of the government’s total additional funding of $247.9 million over 5 years to support initiatives under the Queensland Women and Girls’ Health Strategy 2032.

Further details can be found in the Queensland Health section of this chapter.

64

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Safeguarding Vulnerable Children and Adults	—	5,905	—	—	—

The government is providing increased funding of $5.9 million in 2024-25 to support the Office of the Public Guardian secure the protection of vulnerable Queensland children and adults with impaired decision-making capacity.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Permanently Establish the Justice Reform Office	842	5,892	7,823	5,046	5,198

The government is providing increased funding of $24.8 million over 5 years and $5.2 million per annum ongoing to support the functions of the Independent Ministerial Advisory Council and develop, test and implement potential reforms, programs and initiatives aimed at reducing demand across the criminal justice system.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Domestic and Family Violence Training and Management Framework	162	4,872	4,483	4,284	3,109

The government is providing additional funding of $16.9 million over 5 years ($23 million over 6 years) to deliver Domestic and Family Violence foundational training modules, including coercive control and legislative change modules, and to establish a state-wide domestic and family violence training and support and coordination service.

Total funding for this initiative is $28.7 million over 5 years ($34.7 million over 6 years), which includes $11.8 million previously held centrally for responses to the Women’s Safety and Justice Taskforce recommendations.

65

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Child Protection Litigation	—	4,581	—	—	—

The government is providing increased funding of $4.6 million in 2024-25. This includes $3.6 million for the Director of Child Protection Litigation for legal services to deliver critical capacity enhancements to the current Child Protection Litigation Model to manage the increasing volume and complexity of child protection cases being considered by the court. It also includes $963,000 for Court Services Queensland and the Dispute Resolution Branch to support an increased volume of court ordered conferences.

This forms part of the government’s total increased funding of $7.1 million in 2024-25 for the Child Protection Litigation Model to assist in responding to increasing number of court ordered conferences and the increased volume of cases being considered by the Court.

Further details can be found in the Department of Child Safety, Seniors and Disability Services section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Supporting Escalating Workloads within the District Court of Queensland	2,321	3,654	3,766	3,863	3,967
The government is providing increased funding of $17.6 million over 5 years and $4 million per annum ongoing to address sustained growth in demand in the criminal justice system.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Recording and Transcription Services	—	3,422	3,180	13,206	13,639

The government is providing increased funding of $33.4 million over 4 years and $13.6 million per annum ongoing to support the continuation of the court recording and transcription services .

The capital component of this measure can be found in Chapter 3 Capital Measures.

66

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Donor Conception Register	—	3,400	4,500	—	—

The government is providing additional funding of $7.9 million over 2 years for the design and build of a donor conception register.

This forms part of the government’s total additional funding of $247.9 million over 5 years to support initiatives under the Queensland Women and Girls’ Health Strategy 2032.

Further details can be found in the Queensland Health section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Enhancing the Victim Liaison Service	—	2,759	—	—	—

The government is providing increased funding of $2.8 million in 2024-25 to the Office of the Director of Public Prosecutions to support the Victim Liaison Service.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rental Reforms - Stage 2 Rental Law Reform Implementation	39	2,546	3,157	3,219	3,156

The government is providing additional funding of $12.1 million over 5 years, held centrally, to successfully implement Stage 2 rental law reforms. This will enable the department to continue to resolve minor civil disputes relating to residential tenancy matters for installing modifications and personalisation changes in a way that is fair, just, accessible, quick and inexpensive for tribunal users across Queensland and to provide statutory information and dispute resolution services with regards to rental reforms.

This forms part of the government’s total funding package of $18.5 million over 5 years to implement stage 2 rental law reforms.

Further details can be found in the Department of Housing, Local Government, Planning and Public Works section of this chapter.

67

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Expansion of the Electronic Monitoring Program - Youth	—	2,342	—	—	—

The government is providing increased funding of $2.3 million in 2024-25 to strengthen the court and administrative support provided during the expansion of the youth electronic monitoring program (including $822,000 for Legal Aid Queensland).

This forms part of increased funding of $7 million (increased funding of $3 million and $4 million of centrally held funds) to support the expanded use of electronic monitoring of young offenders.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Continuation of the Queensland Intermediary Scheme	—	2,185	—	—	—

The government is providing increased funding of $2.2 million in 2024-25 for the continuation of the Queensland Intermediary Scheme to support vulnerable victims through the court process .

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
The Public Trustee of Queensland - Supporting Vulnerable Queenslanders	10,000	1,850	1,910	1,970	1,970

The government is providing increased funding of $17.7 million over 5 years and $2 million per annum ongoing to support the Public Trustee of Queensland fund strategic customer-focused initiatives.

68

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Blue Card Review Implementation	—	1,622	—	—	—

The government is providing increased funding of $1.6 million in 2024-25 to address the increase in service demand pressures, provide culturally appropriate individual support to First Nations applicants and for community engagement with First Nations organisations and stakeholders.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
First Nations Justice Office	—	1,587	1,612	1,658	1,703

The government is providing increased funding of $6.6 million over 4 years and $1.7 million per annum ongoing to the First Nations Justice Office to make the temporary domestic and family violence focused positions permanent.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for First Nations Children	—	1,517	—	—	—

The government is providing increased funding of $1.5 million in 2024-25 to support the Queensland Family and Child Commission’s First Nations focused work, including continuation of the Young, Black and Proud scholarship program.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

69

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Courts and Tribunals - Support for Circuit Court Sitting Days	—	1,100	1,175	1,254	1,336

The government is providing increased funding of $4.9 million over 4 years and $1.3 million per annum ongoing to support existing circuit court sitting days and associated travel costs.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Human Rights Commission - Sustainable Supporting Functions	650	1,045	1,070	1,111	1,115

The government is providing increased funding of $5.0 million over 5 years and $1.1 million per annum ongoing to support the operations of the Queensland Human Rights Commission.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
New Childrens Court for Mount Isa	—	981	995	1,023	1,051

The government is providing additional funding of $4.1 million over 4 years and $1.1 million per annum to appoint an additional magistrate to service Mount Isa and other high-risk vulnerable communities in the Gulf of Carpentaria (including $2.4 million for Legal Aid Queensland and $1.651 million for Aboriginal and Torres Strait Islander Legal Services).

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

70

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Woodford Youth Detention Centre	—	960	989	1,015	1,042

The government is providing additional funding of $4.0 million over 4 years and $1.0 million per annum ongoing to the Office of the Public Guardian to support the operation of the Woodford Youth Detention Centre.

This forms part of total increased funding of $261.4 million over 4 years and $89.2 million per annum ongoing to support operations of the Woodford Youth Detention Centre.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Supporting Coronial Justice Reform	—	853	1,005	1,032	1,055

The government is providing additional funding of $3.9 million over 4 years and $1.1 million per annum ongoing to manage increased demand and strengthen case management support for the delivery of Coronial Services to Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Accommodation to Support the Domestic and Family Violence Courthouse Upgrade	395	825	1,461	2,008	2,083

The government is providing additional funding of $6.8 million over 5 years and $2.1 million per annum ongoing to support the enhancement of Queensland Courts to ensure the safety of victims.

The capital component of this measure can be found in Chapter 3 Capital Measures.

71

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support increased watchhouse visits	335	678	698	717	737

The government is providing increased funding of $3.2 million over 5 years and $737,000 per annum ongoing to the Office of the Public Guardian, in response to increased demand related to watchhouse visits.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Victims Commissioner and Sexual Violence Case Review Board	—	665	1,993	2,020	2,074

The government is providing additional funding of $6.8 million over 4 years and up to $4 million per annum ongoing to establish and support the Office of the Victims Commissioner and the Sexual Violence Case Review Board.

Total funding for these initiatives is $25.1 million over 5 years and up to $4 million per annum ongoing, which includes $18.3 million previously held centrally for responses to the Women’s Safety and Justice Taskforce recommendations. The capital component of this measure can be found in Chapter 3 Capital Measures.

The capital component of this measure can be found in Chapter 3 Capital Measures.

The additional funding for this initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Brisbane Supreme and District Court - Courtroom Expansion	—	614	758	776	441

The government is providing additional funding of $2.6 million over 4 years to expand courtroom capacity at the Brisbane Supreme and District Court to help mitigate demand on the Beenleigh courthouse.

The capital component of this measure can be found in Chapter 3 Capital Measures.

72

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Housing Plan	—	600	—	—	—

The government is providing additional funding of $600,000 in 2024-25 to support improved housing outcomes for people with disability experiencing domestic and family violence in Queensland .

This forms part of the government’s total funding package of $3.1 billion over 5 years for Homes For Queenslanders, the Queensland Government’s whole-of-system housing plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for the Child Death Review Board	—	583	590	202	206

The government is providing increased funding of $1.6 million over 4 years and $206,000 per annum ongoing to the Queensland Family and Child Commission to support the Child Death Review Board.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for Courts and Tribunals for Proposed Legislative Reform	—	409	1,656	1,245	—

The government is providing additional funding of $3.3 million over 3 years to support the implementation and operation of legislative proposals and to improve the safety of vulnerable court users.

73

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Meriba Omasker Kaziw Kazipa (Torres Strait Islander Traditional Child Rearing Practices) Act 2020 - Ongoing Implementation	—	408	—	—	—

The government is providing increased funding of $408,000 in 2024-25 for legal assistance services to provide community legal education and support for applicants under the Meriba Omasker Kaziw Kazipa (Torres Strait Islander Traditional Child Rearing Practices) Act 2020.

This forms part of the government’s total funding package of $1.9 million in 2024-25 for this initiative .

Further details can be found in the Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Supporting the Office of the Information Commissioner	—	402	—	—	—

The government is providing increased funding to the Office of the Information Commissioner of $402,000 to fund increased costs of employee expenses.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Townsville Courthouse - Courtroom Expansion	—	162	200	205	—

The government is providing additional funding of $567,000 over 3 years to mitigate demand on the Townsville courthouse.

The capital component of this measure can be found in Chapter 3 Capital Measures.

74

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Engagement with Community Justice Groups & Torres Strait Island Communities	438	—	—	—	—

The government has provided increased funding of $438,000 in 2023-24 to support engagement with Community Justice Groups.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Independent Review of the Crime and Corruption Commission	1,029	—	—	—	—

The government has provided additional funding of $1.0 million in 2023-24 to enable an independent review into issues relating to public reporting by the Crime and Corruption Commission on corruption matters.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Video Recorded Evidence-in-Chief Pilot	—	—	—	—	—

The government has approved a 12-month extension of the Video Recorded Evidence-in-Chief pilot in 2024-25, for which funding will be met internally by the department.

75

Budget Measures 2024-25

Department of Regional Development, Manufacturing and Water

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Regional Water Infrastructure: Cairns Water Security Program	—	40,000	40,000	7,500	—

The government is providing increased funding of $87.5 million over 3 years, held centrally, subject to conditions to complete stage 1 of the Cairns Water Security Program. This brings the total state funding available for this program to $195 million.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Make it in Queensland	—	25,000	—	—	—

The government is providing increased funding of $25 million in 2024-25 to continue the Made in Queensland grants program and Manufacturing Hubs grant program to assist small and medium-sized manufacturers to increase their international competitiveness, productivity and innovation.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Ayr Water Treatment Plant Stage 1	10,033	20,067	16,784	—	—

The government is providing additional funding of $46.9 million over 3 years to support the Burdekin Shire Council for Stage 1 of a new water treatment plant in Ayr, with $13.4 million held centrally to assist with maintenance and operation costs, to be released when construction is complete.

76

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Great Artesian Basin Water Security Program	—	3,829	9,202	9,422	9,547

The government is providing increased funding of up to $32 million over 4 years, with funding matched by the Australian Government, to continue the successful bore capping program in the Great Artesian Basin to support regional economies and protect cultural and environmental values.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Establishment of the Office of the Cross Border Commissioner	791	1,227	1,245	—	—

The government is providing additional funding of $3.3 million over 3 years to establish the Office of the Cross Border Commissioner to lead coordination with the New South Wales Government on issues and opportunities affecting border communities.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Hughenden Irrigation Project	—	825	825	—	—

The government is providing additional funding of $1.7 million over 2 years, with a further $1.1 million from existing resources, for a total of $2.8 million over two years to continue development of the Hughenden Irrigation Project while a review of the Gulf Water Plan and Regional Water Assessment are conducted in the region.

77

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
PFAS Groundwater Monitoring and Modelling	178	665	533	—	—

The government is providing additional funding of $1.4 million over 3 years to undertake groundwater monitoring and modelling of PFAS in the Ayr aquifer.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
River Improvement Trusts	—	300	—	—	—

The government is providing increased funding of $300,000 in 2024-25 to continue operational support to the River Improvement Trusts.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Minjerribah Water of Life Program	—	200	—	—	—

The government is providing additional funding of $200,000 in 2024-25 to undertake planning work to implement the use of unallocated water reserves in Minjerribah for cultural, economic and care of country outcomes.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Fitzroy to Gladstone Pipeline	365,000	—	—	—	—

The government has provided increased funding of $365 million in 2023-24 to support the Gladstone Area Water Board to complete construction of the Fitzroy to Gladstone Pipeline and make it operational.

78

Budget Measures 2024-25

Department of Resources

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Abandoned Mine Lands Program	1,249	22,744	21,310	21,130	—

The government is providing increased funding of $66.4 million over 4 years to continue the management and mitigation of significant public health and safety, and environmental risks at high-risk abandoned mine sites.

The capital component of this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Former Great Keppel Island Resort Pty Ltd Lease Areas Remediation	—	5,000	—	—	—

The government is providing additional funding of $5 million in 2024-25 to undertake site security and safety works and pest and vegetation management associated with the former Great Keppel Island Resort Pty Ltd lease areas.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Indigenous Land Use Agreements Support Package	—	2,157	1,910	1,910	1,910

The government is providing additional funding of $7.9 million over 4 years for a package of measures to improve economic and cultural outcomes. This includes contributions to costs incurred by native title groups in the negotiation, authorisation and implementation of Indigenous Land Use Agreements, and support for capacity and capability building in Registered Native Title Body Corporates for land management.

79

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Natural Hydrogen: Assessment of Queensland’s Potential	—	1,600	2,400	—	—

The government is providing additional funding of $4 million over 2 years to undertake an assessment of natural hydrogen occurrence and production potential in Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Resources Common User Facility Operational Readiness	—	1,480	515	—	—

The government is providing additional funding of $2.0 million over 2 years to support preparations for the operation of the Queensland Resources Common User Facility in Townsville, a key action of the Queensland Resources Industry Development Plan, which also supports the delivery of the Queensland Critical Minerals Strategy.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Review of Greenhouse Gas Storage in Queensland	—	1,000	—	—	—

The government is providing additional funding of $1 million in 2024-25 to establish an independent Technical Expert Panel to review the safety aspects of greenhouse gas storage for areas outside the Great Artesian Basin.

80

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Adam’s Beach Camping Amenities	—	500	—	—	—

The government is providing additional funding of $500,000 in 2024-25 to support the restoration of camping amenities at the Adam’s Beach camping reserve, which were demolished to allow for the remediation of historical impacts of sand mining.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Sunnybank Recreation Reserve	—	250	—	—	—

The government is providing additional funding of $250,000 in 2024-25 as the State’s contribution towards upgrade works to carpark and toilet facilities at the Sunnybank Recreation Reserve.

81

Budget Measures 2024-25

Department of State Development and Infrastructure

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Games Venue and Legacy Delivery Authority	—	31,200	10,000	10,000	10,800

The government is providing additional funding of $62 million over 4 years from 2024-25 and $14 million per annum ongoing to 2032-33 for the preparation of additional Project Validation Reports and establishment costs for the Games Venue and Legacy Delivery Authority, to be transferred to the authority once established.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Battery Industry Strategy Implementation	9,000	29,500	26,000	20,500	25,000

The government is providing additional funding of $110 million over 5 years to lead implementation of the Queensland Battery Industry Strategy (QBIS). QBIS actions will help to deliver the Queensland Government’s community objectives, particularly around supporting jobs that diversify the Queensland economy and build on existing strengths in resources, helping small business to thrive in a changing environment, growing manufacturing and our regions, and investing in the skills of the future.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Effective regulation of Queensland workplaces and communities	7,710	21,304	21,770	22,677	23,278

The government is providing additional funding of $96.7 million over 5 years and $23.6 million per annum ongoing to meet ongoing workplace safety programs and services, electrical safety programs and services, and workers’ compensation services.

82

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Ground Lease Delivery Model	—	16,500	—	—	—

The government is providing additional funding of $16.5 million in 2024-25 to support Economic Development Queensland to investigate delivery of social and affordable housing through public-private partnerships. The government will pilot Ground Lease Delivery Models on 3 priority sites or other identified state-owned sites.

This forms part of the government’s total funding package of $3.1 billion over 5 years for Homes For Queenslanders, the Queensland Government’s whole-of-system housing plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Mount Isa Transition Fund	—	10,000	10,000	—	—

The government is providing additional funding of $20 million, held centrally, through the Mount Isa Transition Fund to enable delivery of projects to support job creation for the local workforce, strengthen the economy, liveability and community resilience in Mount Isa in the short-to-medium term.

This forms part of the government’s total funding package of $50 million to support workers affected by the pending closure of Glencore’s Mount Isa copper mine and copper concentrator and the Lady Loretta zinc mine.

Further details on this initiative can be found in the Queensland Treasury section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Mossman Region Transition Program	420	4,920	4,260	1,000	—

The government is providing additional funding of $4.1 million over 3 years to provide new services towards assistance measures such as a worker transition scheme.

The government is also providing additional funding of up to $6.5 million over 3 years from 2024-25, held centrally, to develop and implement a transition program.

This forms part of the government’s total funding of up to $12.1 million over 4 years from 2023-24 to support mill workers, farmers and the Mossman region transition away from dependence on the Mossman Mill and foster new economic and employment opportunities.

Further details can be found in the Department of Employment, Small Business and Training section of this Chapter.

83

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Industrial Relations Commission Funding	1,854	3,139	3,182	3,226	3,259

The government is providing additional funding of $14.7 million over 5 years and $3.3 million per annum ongoing to meet the increasing complexity of matters brought before the Queensland Industrial Relations Commission.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Waraba Priority Development Area	—	2,500	—	—	—

The government is providing additional funding of $2.5 million in 2024-25 to support Economic Development Queensland to undertake planning activities required to support the Waraba Priority Development Area declaration.

This forms part of the government’s total funding package of $3.1 billion over 5 years for Homes For Queenslanders, the Queensland Government’s whole-of-system housing plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queen’s Wharf Brisbane	—	1,914	1,497	—	—

The government is providing additional funding of $3.4 million over 2 years for continuing management of development agreements for the Queen’s Wharf Brisbane Integrated Development Project.

84

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Energy and Jobs Plan	—	1,848	1,848	1,848	1,846

The government is providing additional funding of $7.4 million over 4 years for the Office of the Coordinator-General for an enhanced role in facilitating key energy projects. This forms part of the government’s ongoing implementation of the Queensland Energy and Jobs Plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Coordinator-General Land and Asset Management	—	1,300	1,450	1,600	1,700

The government is providing additional funding of $6.1 million over 4 years and $1.8 million per annum ongoing from 2028-29 for essential land maintenance across Coordinator-General controlled State Development Areas.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Place Renewal Framework	448	896	896	—	—

The government is providing additional funding of $2.2 million over 3 years for Economic Development Queensland to create the Place Renewal Framework for the Woolloongabba Place Renewal Area with a commitment to establish it as a self-funded program by the end of 2026.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Brisbane 2032 Venue User Displacement	—	—	—	—	—

Centrally held funding has been allocated to manage displacement impacts for existing tenants during the construction of new or upgraded venues under the Venues Program.

85

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Infill Development Strategy	1,111	—	—	—	—

The government has provided additional funding of $1.1 million in 2023-24 to support Economic Development Queensland to identify and bring forward a development facilitation strategy to establish medium scale, mixed use tenure housing projects in key growth areas to support infill development/gentle density via land consolidation, planning and infrastructure.

This forms part of the government’s total funding package of $3.1 billion over 5 years for Homes For Queenslanders, the Queensland Government’s whole-of-system housing plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Legacy Outcomes - Brisbane 2032 Olympic and Paralympic games	—	—	—	—	—

Centrally held funding has been allocated for a legacy program to support and drive positive, ongoing legacy outcomes as identified in Elevate 2042: Brisbane 2032 Olympic and Paralympic Games Legacy Strategy.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
River Reach Corridor Walkable Spine	1,800	—	—	—	—

The government has provided additional funding of $1.8 million in 2023-24 for Economic Development Queensland to prepare a concept design for the River Reach Corridor Walkable Spine, connecting the Gabba to Roma Street via South Bank and the Cultural Centre.

86

Budget Measures 2024-25

Department of the Premier and Cabinet

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Policy and Reform Priorities	—	8,530	6,800	6,800	6,800

The government is providing funding of $28.9 million over 4 years and $6.8 million per annum ongoing to deliver a range of high priority policy and reform initiatives and a All Hazards Permanent Crisis capability, Queensland Leaders Forum, an enhanced Community Cabinet Program and extension of the Taskforce responsible for supporting the implementation of Putting Queensland Kids First.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Establishment of the Implementation Division	—	3,488	3,593	3,688	3,795

The government is providing additional funding of $14.6 million over 4 years and $3.8 million per annum ongoing to establish an Implementation Division in the Department of the Premier and Cabinet. The Division will work closely with delivery agencies to progress service priorities and to improve in-house implementation and program evaluation capability.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Office of the Queensland Parliamentary Counsel Attraction and Retention Incentive Scheme	1,537	1,854	1,912	1,960	2,017

The government is providing additional funding of $9.3 million over 5 years and $2.0 million ongoing to deliver an attraction and retention incentive scheme for the legislation drafting cohort within the Office of the Queensland Parliamentary Counsel.

87

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Office of the Queensland Integrity Commissioner	—	1,601	1,631	764	768

The government is providing increased funding of $4.8 million over 4 years from 2024-25, and $768,000 per annum ongoing to enable the Office of the Queensland Integrity Commissioner (OQIC) to implement changes relating to the Integrity Act 2009 and enhance the capability of the OQIC in upholding the highest standards of integrity as an independent statutory body.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Governance and Engagement Division - Capability Enhancement	—	900	900	900	900

The government is providing funding of $3.6 million over 4 years and $900,000 per annum ongoing to enhance capability and service delivery of governance support and advisory services.

88

Budget Measures 2024-25

Department of Tourism and Sport

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
FairPlay	—	33,500	—	—	—

The government is providing increased funding of $33.5 million in 2024-25 to increase the value of the FairPlay voucher from $150 to $200, to guarantee 50,000 vouchers under current eligibility requirements, and to provide a further up to 150,000 vouchers for Queensland children and young people aged between 5 and 17 years to participate in sport and active recreation. This brings total funding for the FairPlay program in 2024-25 to $40 million.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
North Ipswich Sport and Entertainment Precinct	—	10,000	—	—	—

The government is providing additional funding of up to $10 million in 2024-25, held centrally, as the state’s contribution towards the proposed redevelopment of sporting facilities at North Ipswich, subject to confirmation of a matching co-contribution from the Ipswich City Council and a $20 million contribution from the Australian Government.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Sport Minor Infrastructure Program	—	9,500	—	—	—

The government is providing increased funding of $9.5 million in 2024-25 to provide targeted funding to eligible organisations to help the sport and active recreation industry deliver new, upgraded and end of life infrastructure projects and works.

89

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Growing Future Tourism Program	7,000	8,000	—	—	—

The government is providing increased funding of $15 million over 2 years to provide financial support to eligible Queensland tourism operators, not-for-profit organisations and local governments to deliver new and enhanced tourism infrastructure or experiences. This brings the total program value to $30 million.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Activate! Queensland	—	5,500	—	—	—

The government is providing increased funding of $5.5 million in 2024-25 to support grassroots sport and recreation clubs, young athletes on a talent pathway, and innovation in the active industry to increase sport and active recreation participation.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rockhampton Sports Precinct	—	5,000	—	—	—

The government is providing additional funding of up to $5 million in 2024-25 to the Rockhampton City Council as the state’s contribution towards design, costing and gaining relevant approvals for a new home of netball in Rockhampton.

90

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Backing Bush Communities - Building Bush Tourism Fund	—	4,000	6,000	—	—

The government is providing additional funding of $10 million over 2 years to support the delivery of the Bush Boost and Queensland’s long term Towards Tourism 2032: Transforming Queensland’s visitor economy future tourism industry strategy by providing support for the development of new and enhanced tourism products or supporting infrastructure that will increase visitation in Queensland’s regions outside South East Queensland.

This forms part of the government’s total funding of $30 million over 4 years for the Backing Bush Communities Fund towards workforce training, invasive species management and community projects.

Further details can be found in the Department of Agriculture and Fisheries section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
SwimStart Program	2,000	3,000	—	—	—

The government is providing increased funding of $5 million over 2 years to further extend the availability of the SwimStart program to be used towards learn to swim lessons for children aged zero to 4 years who meet the program’s eligibility criteria.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Youth Development Partnership Fund	—	3,000	—	—	—

The government is providing increased funding of $3 million in 2024-25 to coordinate and facilitate the delivery of community-identified physical activity opportunities for at-risk youth.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
QAS 2032 High Performance Strategy	—	—	17,434	17,468	18,500

The government will provide increased funding of $72 million over 4 years from 2025-26 to continue delivery of the Queensland Academy of Sport 2032 High Performance Strategy ensuring elite sporting success in Brisbane 2032.

91

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Tourism Recovery and Development initiatives - Strategic Indigenous Tourism Projects Fund	—	—	—	—	—

The government will release $3 million in centrally held funds in 2024-25, matched by a co-contribution from the Australian Government, to continue to work closely with community and Traditional Owners to improve the quality of First Nations tourism experiences, deliver a range of initiatives and new events and support employment across Queensland.

92

Budget Measures 2024-25

Department of Transport and Main Roads

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rail Transport Service Contract	5,069	153,332	214,842	256,057	284,126

The government is providing increased funding of $913.4 million over 5 years and $284.1 million per annum ongoing for the Transport Service Contract with Queensland Rail.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Critical Cyber Security Protections for Customers	—	50,000	—	—	—

The government is providing additional funding of $50 million in 2024-25 ($40 million for a Cyber Security Fund to be held centrally), for the Queensland Government Customer and Digital Group’s Cyber Security Unit (CSU) to prioritise Queensland Government agencies’ critical cyber security initiatives and for the CSU to administer the Cyber Security Fund.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Sustainment of Smart Ticketing Project Delivery	—	22,750	—	—	—

The government is providing increased funding of $22.8 million in 2024-25 to complete the Smart Ticketing project, which has incurred substantial delays due to ongoing international supply chain issues arising from the COVID-19 pandemic.

93

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Service Queensland Action Plan	19,000	18,500	11,275	11,557	11,846

The government is providing increased funding of $72.2 million over 5 years and $11.8 million per annum ongoing indexed annually to enhance government services through technological investments.

These include:

•	the Queensland Digital Licence app to create a Queensland Government digital wallet

•	the Queensland Digital Identity platform

•	investments in the Transport Registration and Integrated Licensing System

•	a high-level model for future improvements in services.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Gympie Road Bypass Business Case for Surface Corridor Transformation	—	10,000	7,000	—	—

The government is providing additional funding of $17 million over 2 years for the department to prepare a detailed business case for the Surface Corridor Transformation Project.

This forms part of the government’s total funding of $335 million over 3 years to progress the Gympie Road Bypass project to the next stage. Further details can be found in the Queensland Treasury section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
School Bus Upgrade Scheme	2,962	9,839	18,108	24,106	29,461

The government is providing increased funding of $84.5 million over 5 years to continue the delivery of the School Bus Upgrade Scheme, to fund the replacement of vehicles for school services.

94

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rockhampton Railyards Rejuvenation	—	9,401	—	—	—

The government is providing additional funding of $9.4 million in 2024-25 for site management and high priority remediation works.

The capital component of this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Transport Infrastructure Development Scheme	—	5,950	—	—	—

The government has provided increased funding of $6.0 million in 2024-25 for the Transport Infrastructure Development Scheme to enable better management of ongoing demands and timely delivery of transport infrastructure priorities across the state. In addition, an ongoing funding increase has been committed from the Queensland Transport and Roads Investment Program.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Bus Service Growth	—	5,606	16,507	23,115	24,292

The government is providing increased funding of $69.5 million over 4 years and $24.3 million per annum ongoing for the department to increase bus services and associated infrastructure in Ipswich and Logan.

95

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Transport Registration and Integrated Licensing System Data Integrity Assurance Program	—	5,000	—	—	—

The government is providing additional funding of $5 million in 2024-25, of which $2.5 million is to be held centrally, for a program of work to provide assurance over the accuracy of data contained within the existing Transport Registration and Integrated Licensing System.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Camera Detected Offence Program	—	3,913	9,983	14,711	15,730

The government is providing increased funding of $44.3 million over 4 years and $15.7 million per annum ongoing for road safety education and awareness programs and to improve the safety of the sections of state-controlled roads where accidents happen most frequently.

This forms part of the government’s total funding of $78.9 million over 4 years, and $23.1 million per annum ongoing, as part of the Camera Detected Offence Program. Further details can be found in the Queensland Police Service and Queensland Treasury sections of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rail Replacement Buses	2,400	2,482	2,544	2,608	2,673

The government is providing additional funding of $12.7 million over 5 years from 2023-24 (indexed annually from 2028-29) to procure 200 buses directly from local manufacturers. Buses are required to ensure coverage for rail replacement services for multiple significant track closures to support major rail construction projects.

The capital component of this measure can be found in Chapter 3 Capital measures.

96

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Gold Coast On Demand Transport Trial	—	2,095	—	—	—

The government is providing increased funding of $2.1 million in 2024-25 to continue the Gold Coast On Demand Transport Trial.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Public Transport Infrastructure Disability Standards Compliance	—	2,000	—	—	—

The government is providing additional funding of $2 million in 2024-25 to support the department to undertake an audit of all state public transport infrastructure to assess compliance requirements to meet the relevant Disability Standards for Accessible Public Transport.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Lift Payment for Wheelchair Accessible Taxi Drivers	—	1,883	1,883	1,883	1,883

The government is providing increased funding of $7.5 million over 4 years and $1.9 million per annum ongoing to increase the Lift Payment rate for Wheelchair Accessible Taxi drivers from $20 to $25.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Implementing 3-sector Rail Timetable Enabling Cross River Rail Opening	—	1,821	5,584	1,852	2,453

The government is providing additional funding of $11.7 million over 4 years for program management, patronage modelling, independent timetable validation, community and customer communications and the increase in the total New Generation Rollingstock train kilometres.

97

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Gold Coast Sand Bypass System Jetty	—	1,800	1,800	1,800	500

The government is providing increased funding of $5.9 million over 4 years and $500,000 per annum ongoing to the Gold Coast Waterways Authority for essential asset maintenance associated with the annual protection paint coating of the Sand Bypass System Jetty.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland School Bus Ticketing System	—	1,137	—	—	—

The government is providing increased funding of $1.1 million in 2024-25 to extend the Queensland School Bus Ticketing pilot until June 2025.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Government Agent Program Service Delivery	—	834	—	—	—

The government is providing increased funding of $834,000 in 2024-25 to support the Queensland Government Agent Program to maintain its current level of service delivery in regional and remote areas.

98

Budget Measures 2024-25

Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Screen Queensland - Production Attraction Strategy	—	28,000	—	—	—

The government is providing increased funding of $28 million for the Production Attraction Strategy to help grow a pipeline of large-scale film and high-end television productions in Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Community Support Scheme	—	10,000	—	—	—

The government is providing increased funding of $10 million in 2024-25 to provide a temporary uplift to the Queensland Community Support Scheme.

This initiative is part of over $160 million provisioned towards a package of disability reforms as an initial response to the recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability and the National Disability Insurance Scheme review.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Screen Queensland - Post, Digital and Special Effects	—	8,000	—	—	—

The government is providing increased funding of $8 million to continue the Post, Digital and Visual Effects (PDV) incentive to harness the economic, industry and employment benefits of Queensland’s PDV industry.

99

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Path to Treaty - Truth-telling and Healing Inquiry	—	7,157	2,518	2,136	—

The government is providing additional funding of $11.8 million over 3 years and release of $6 million over 2 years from centrally held funds to support the government response to the Truth-telling and Healing Inquiry. This funding will support additional specialist research and archival officers, additional resources for Community and Personal Histories to improve access for community members as well as legal and trauma and wellbeing support.

Funding of $56.1 million over 4 years has also been released for the establishment of the Truth-telling and Healing Inquiry, with the majority drawn from Path to Treaty Fund distributions, and a further $40 million over 4 years has been released from Path to Treaty Fund distributions to support the establishment of the First Nations Treaty Institute.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Coen Art Centre	—	6,678	1,500	—	—

The government is providing additional funding of $8.2 million over 2 years for the construction of the Coen Art Centre.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Community Recovery	3,750	3,750	3,750	3,750	3,750

The government is providing increased funding of $18.8 million over 5 years and $3.8 million per annum ongoing to strengthen the delivery of frontline Community Recovery services following disasters.

100

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Emergency Relief	—	3,300	—	—	—

The government is providing increased funding of $3.3 million in 2024-25 for the continuation of funding arrangements for emergency relief providers.

Of this, $1.7 million is part of the 2024-25 Cost of Living new and expanded measures.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Live Music Support Package - Industry Grants	—	3,225	—	—	—

The government is providing additional funding of $1.6 million in 2024-25 to support infrastructure upgrades at the Woodford Folk Festival’s Woodfordia. Further funding of up to $1.6 million is held centrally for live music business support grants.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Financial Resilience Services	557	2,226	—	—	—

The government is providing increased funding of $2.8 million over 2 years to continue the Queensland Financial Resilience Program.

Of this, $1.1 million is part of the 2024-25 Cost of Living new and expanded measures.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Performing Arts Centre First Nations Programming Initiatives	—	2,000	—	—	—

The government is providing increased funding of $2 million to the Queensland Performing Arts Centre in 2024-25 for continuation of the Clancestry Festival and other First Nations events and programs.

101

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Screen Queensland - Digital Games Program	—	2,000	—	—	—

The government is providing increased funding of $2 million in 2024-25 for the Digital Games Program, designed to harness the economic, industry and employment benefits of Queensland’s growing games industry. Funding of $2 million in 2024-25 is being met internally by Screen Queensland, bringing total funding for this program to $4 million in 2024-25.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Stronger Places, Stronger People Extension	—	1,950	1,950	1,950	1,950

The government is providing increased funding of $7.8 million over 4 years ($9.8 million over 5 years), held centrally, to continue the Stronger Places Stronger People initiative in Logan, Rockhampton and Gladstone.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Ongoing operation of the Meriba Omasker Kaziw Kazipa (Torres Strait Islander Traditional Child Rearing Practices) Act 2020	—	1,500	—	—	—

The government is providing increased funding of $1.5 million in 2024-25 to support ongoing operations of the Meriba Omasker Kaziw Kazipa (Torres Strait Islander Traditional Child Rearing Practices) Act 2020 to provide ongoing legal recognition of Torres Strait Islander traditional child rearing practices.

This forms part of the government’s total funding package of $1.9 million in 2024-25 for this initiative. Further details can be found in the Department of Justice and Attorney-General section of this chapter.

102

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Food Recovery and Redistribution	—	1,390	2,180	—	—

The government is providing increased funding of $3.6 million over 2 years from 2024-25 for the continuation of critical food recovery and distribution services across Queensland.

Of this, $1.1 million is part of the 2024-25 Cost of Living new and expanded measures.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Community Food Education Program	—	1,300	—	—	—

The government is providing additional funding of $1.3 million in 2024-25 for the Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts to work with community organisations to deliver community focused food programs.

This forms part of the $15 million School and Community Food Relief Program, comprised of $10.7 million for the Department of Education, $1.3 million for the Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts, and a further $3 million held centrally to support initiatives generated by the School and Community Food Taskforce.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Veterans Council Secretariat	—	1,230	1,230	1,230	1,230

The government is providing increased funding of $4.9 million over 4 years and $1.2 million per annum ongoing for the Queensland Veterans Council Secretariat.

103

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Foodbank Warehousing and Operating Costs	—	774	773	773	563

The government is providing additional funding of $2.9 million over 4 years from 2024-25 for warehousing and other operating costs for Foodbank Queensland.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Cultural Centre Flood Resilience Business Case	—	750	750	—	—

The government is providing increased funding of $1.5 million over 2 years for the continuation of the flood resilience business case for the Queensland Cultural Centre.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Braille House and Vision Australia	—	611	—	—	—

The government is providing increased funding of $611,000 to provide specialised services to improve reading experience for people who are blind, have low vision and have a print disability.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Strengthening Support for Victims of Crime	—	597	—	—	—

The government is providing additional funding of $597,000 in 2024-25 to undertake community response coordination.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

104

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
LGBTQIA+ Alliance	—	532	503	—	—

The government is providing additional funding of $1.0 million over 2 years from 2024-25 to establish the inaugural LGBTQIA+ Alliance.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Australian Cinematheque and Childrens Arts Centre	—	500	—	—	—

The government is providing increased funding of $500,000 to the Queensland Art Gallery | Gallery of Modern Art in 2024-25 to support continued service delivery at the Australian Cinematheque and the Children’s Art Centre.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Indigenous Youth Leadership Program	—	302	—	—	—

The government is providing increased funding of $302,000 in 2024-25 to support the Queensland Indigenous Youth Leadership Program.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Meals on Wheels - Peak Body	—	300	300	300	300

The government is providing additional funding of $1.2 million over 4 years and $300,000 per annum ongoing for Queensland Meals on Wheels as the peak body for meals on wheels services.

105

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Cultural Centre Emergency Service Officers	—	276	276	276	276

The government is providing additional funding of $1.1 million over 4 years and $276,000 per annum ongoing for Emergency Services Officers at the Queensland Cultural Centre.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Preservation and Protection of Significant Indigenous Heritage Sites	—	250	250	—	—

The government is providing additional funding of $500,000 over 2 years for the management of discovered ancestral remains.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Initiatives to support the National Agreement on Closing the Gap	—	107	107	—	—

The government is providing increased funding of $214,000 over 2 years to deliver initiatives to support targets under the National Agreement on Closing the Gap.

A further $11 million has also been repurposed from existing centrally held funds, bringing the total funding for this initiative to $11.2 million. This funding will support the Queensland Aboriginal and Torres Strait Islander Coalition, the Doomadgee Place Based Partnership and Aboriginal and Torres Strait Islander Wellbeing programs and Alcohol Management programs.

106

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Cost of Living Package - Electricity Bill Support	2,267,000	—	—	—	—

The government has provided increased funding of $2.267 billion to deliver electricity bill support for Queensland households and small businesses, as part of a total $2.965 billion package. All Queensland households will automatically receive $1,300 off their electricity bills in 2024-25. This consists of an upfront $1,000 Cost of Living Rebate from the Queensland Government and a $300 rebate paid in quarterly instalments from the Australian Government. Around 205,000 eligible Queensland small businesses will also receive a $650 credit on electricity bills in 2024-25, co-funded by the Queensland and Australian Governments.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Orange Sky	3,000	—	—	—	—

The government has provided additional funding of $3 million in 2023-24 for the Orange Sky Headquarters of the Future.

107

Budget Measures 2024-25

Department of Youth Justice

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Wacol Youth Remand Centre	—	32,870	39,876	21,228	—

The government is providing additional funding of $94 million over 3 years to operate the Wacol Youth Remand Centre as a youth detention centre. This forms part of total additional funding of $149.2 million over 3 years for the Wacol Youth Remand Centre.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Targeted Responses to Emerging Youth Crime	6,000	12,000	6,000	—	—

The government has provided increased funding of $24 million over 2 years, held centrally, to enable targeted and immediate responses to emerging youth crime and to expand the On Country Program.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Youth Detention Centre Readiness and Interim Arrangements	—	8,550	9,124	—	—

The government is providing increased funding of $17.7 million over 2 years to continue current services supporting young people in watchhouses and to continue work on establishment of the new Woodford and Cairns Youth Detention Centres.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

108

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Youth Co-Responder Teams Expansion	—	5,901	5,285	—	—

The government is providing increased funding of $11.2 million over 2 years to establish Youth Co-Responder Teams in the Sunshine Coast and South West and expansion in Gold Coast, Brisbane South and Cairns. This forms part of total increased funding of $13.6 million over 2 years for the Youth Co-Responder Teams.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Youth Detention Centre Support	—	5,205	13,936	15,874	15,824

The government is providing increased funding of $50.8 million over 4 years and $15.8 million per annum ongoing to establish dedicated and centralised frontline support for the expanding network of Youth Detention Centres.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Caboolture Watchhouse Hub	7,567	4,101	—	—	—

The government has provided additional funding of $11.7 million over 2 years to provide services to young people accommodated in the Caboolture Watchhouse Hub. This includes $1.3 million over 2 years for outsourced welfare support, cultural support and legal advocacy services .

This forms part of the government’s total funding of $59.3 million over 2 years to provide interim capacity at the Caboolture Watchhouse Hub.

109

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Youth After Hours Services	—	3,000	3,000	—	—

The government is providing increased funding of $6 million over 2 years to enhance after hours services in high needs communities experiencing increases in youth offending.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Restorative Justice Services Expansion	—	2,500	2,500	—	—

The government is providing increased funding of $5 million over 2 years to reduce delays and improve the experiences of victims who participate in these processes.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Electronic Monitoring Expansion	—	2,400	—	—	—

The government is providing increased funding of $2.4 million in 2024-25 to expand the required bail support services for the expanded use of electronic monitoring of young offenders on bail. This forms part of increased funding of $7 million (increased funding of $3 million and $4 million of centrally held funds) to support the expanded use of electronic monitoring of young offenders.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

110

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Intensive Case Management Expansion	—	1,178	2,343	—	—

The government is providing increased funding of $3.5 million over 2 years to expand the Intensive Case Management program for young offenders and families across 7 locations, including: Bundaberg, Redlands, Sunshine Coast, Central West/Emerald, Gladstone Central, and Brisbane and Cleveland Youth Detention Centres.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Responding to serious violent offenders	—	955	2,650	2,663	2,529

The government is providing additional funding of $8.8 million over 4 years to establish a trial of a program response to serious violent youth offending in two locations, including program support and evaluation, with the department to prioritise locations based on need.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Woodford Youth Detention Centre Operational and Establishment Funding	—	750	54,932	80,974	87,105

The government is providing increased funding of $223.8 million over 4 years and $87.1 million per annum ongoing to support the establishment and operation of the Woodford Youth Detention Centre. This forms part of total increased funding of $261.4 million over 4 years and $89.2 million per annum ongoing to support operations of the Woodford Youth Detention Centre.

The capital component to this measure can be found in Chapter 3 Capital measures.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

111

Budget Measures 2024-25

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Extension of Culture-focused Youth Justice Family Partnership Responses	—	660	920	1,220	460

The government is providing increased funding of $3.3 million over 4 years to continue a trial of the existing Cultural Family Partnership services in Hervey Bay, Logan and South West Brisbane.

	2023-24	2024-25	2025-26	2026-27	2027-28
	$‘000	$‘000	$‘000	$‘000	$‘000
Strengthening and Sustaining Court Reforms Tackling Youth and Adult Crime	—	—	1,152	—	—

The government is providing increased funding of $1.2 million in 2025-26 for the continuation of the Townsville Youth Court.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

112

Budget Measures 2024-25

Legislative Assembly of Queensland

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Electorate office staff	—	12,597	12,970	13,295	13,627

The government is providing additional funding of $52.5 million over 4 years and $13.6 million ongoing for 93 additional electorate office staff across Queensland.

113

Budget Measures 2024-25

Office of the Governor

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Office of the Governor	—	583	600	615	631

The government is providing increased funding of $2.4 million over 4 years and $631,000 ongoing to meet increased Office of the Governor commitments for employees and to implement organisational changes.

114

Budget Measures 2024-25

Office of the Queensland Ombudsman

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Funding for Critical Business Needs	—	1,016	1,313	1,207	1,234

The government is providing increased funding of $4.8 million over 4 years and $793,000 per annum ongoing for the Office of the Queensland Ombudsman to maintain current information technology (IT) systems and infrastructure and facilitate future IT investment to support the security of data and service delivery, and $441,000 per annum ongoing for depreciation costs and additional floor space rental at 53 Albert Street.

The capital component of this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Wacol Youth Remand Facility	—	592	608	311	—

The government is providing additional funding of $1.5 million over 3 years for the Office of the Queensland Ombudsman to fulfill its statutory responsibilities under the Inspector of Detention Services Act 2022 and conduct inspections of the Wacol Youth Remand Facility.

This forms part of total additional funding of $149.2 million over 3 years for the Wacol Youth Remand Centre.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

115

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Woodford Youth Detention Centre	—	—	—	1,023	1,049

The government is providing additional funding of $2.1 million over 2 years from 2026-27 and $1 million per annum ongoing for the Office of the Queensland Ombudsman to fulfill its statutory responsibilities under the Inspector of Detention Services Act 2022 and conduct inspections of new youth detention centres including the Woodford Youth Detention Centre.

This forms part of total additional funding of $261.4 million over 4 years and $89.2 million per annum ongoing to support operations of the Woodford Youth Detention Centre.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

116

Budget Measures 2024-25

Public Sector Commission

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Complaints Clearinghouse Foundation Stage	—	6,223	—	—	—

The government is providing additional funding of $6.2 million in 2024-25 for the Queensland Complaints Clearinghouse Foundation Stage to progress the implementation of recommendation 6 of Professor Coaldrake AO report, Let the sunshine in: Review of culture and accountability in the Queensland public sector.

117

Budget Measures 2024-25

Queensland Corrective Services

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Additional Prisoner Growth Funding	9,846	128,706	44,246	42,068	45,650

The government is providing additional funding of $270.5 million over 5 years and $45.7 million per annum ongoing to support and safely manage the demands of a growing prisoner population. This relates to the government’s approval of a new Prisoner Fluctuation Funding Model, which will enable funding to vary in accordance with the actual number of prisoners above a correctional centre’s built design capacity

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Asset Improvement Program	10,000	21,234	29,535	18,089	18,313

The government is providing additional funding of $97.2 million over 5 years and $12.6 million per annum ongoing for infrastructure upgrades as part of the asset improvement program.

The capital component of this measure can be found in Chapter 3 Capital Measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Domestic and Family Violence Perpetrator Programs	—	5,420	9,420	—	—

The government is providing additional funding of $14.8 million over 2 years for the delivery of domestic and family violence perpetrator programs that support rehabilitation and re-entry into the community.

118

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
End-to-End Case Management	—	5,260	5,529	5,481	5,704

The government is providing increased funding of $22.0 million over 4 years and $9.6 million per annum ongoing to continue a therapeutic and trauma-informed approach to case managing people that aims to reduce recidivism, make communities safer and improve outcomes for people in contact with corrective services.

Total funding for this initiative is $37.7 million over 4 years, which includes $15.7 million previously held centrally.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
High Risk Offender Management Unit Resourcing	569	2,397	2,669	2,742	2,893

The government is providing increased funding of $11.3 million over 5 years and $2.9 million per annum ongoing to support the management of dangerous prisoners (sexual offenders) at the Wacol precinct.

The capital component of this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Capacity Management Unit	565	2,345	2,418	2,490	2,634

The government is providing additional funding of $10.5 million over 5 years and $2.6 million per annum ongoing to establish the Capacity Management Unit within Queensland Corrective Services to oversee the system and reconfiguration requirements associated with Queensland’s growing and increasingly complex prisoner population.

119

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Electronic Monitoring - Youth	—	2,232	—	—	—

The government is providing increased funding of $2.2 million in 2024-25 to provide operational support and monitoring services for the electronic monitoring trial.

This forms part of increased funding of $7 million (increased funding of $3 million and $4 million of centrally held funds) to support the expanded use of electronic monitoring of young offenders.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Improving Services for Victims of Crime	—	431	593	608	624

The government is providing increased funding of $2.3 million over 4 years and $624,000 per annum ongoing to enhance the capacity of the Queensland Corrective Services victims register to directly support victims of crime.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Gangs Exit Program	—	389	400	—	—

The government is providing increased funding of $789,000 over 2 years to coordinate the Gangs Exit Program activities to continue the program in Queensland correctional centres.

This forms part of the government’s total funding of $2.1 million over 2 years to pilot the introduction of the Exit program into selected correctional centres.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

120

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
First Nations Community Work Camp	122	221	—	—	—

The government is providing additional funding of $343,000 over 2 years to conduct consultation with First Nations groups to determine the viability of establishing a work camp in a discrete community.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Homes for Queenslanders	80	199	206	213	218

The government is providing additional funding of $916,000 over 5 years and $223,000 per annum ongoing to implement integrated pathways from institutional settings into sustainable community housing.

This forms part of the government’s total funding package of $3.1 billion over 5 years for Homes For Queenslanders, the Queensland Government’s whole-of-system housing plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Prison Capacity Uplift	—	—	9,954	10,233	10,482

The government is providing additional funding of $30.7 million over 3 years and $10.5 million per annum ongoing to operate increased prison capacity to sustainably manage a growing prisoner population.

The capital component of this measure can be found in Chapter 3 Capital measures.

121

Budget Measures 2024-25

Queensland Fire Department

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Disaster Recovery Funding Arrangements Efficiencies	—	40,000	40,000	20,000	—

The government is providing additional funding of $100 million over 3 years from the Disaster Recovery Funding Arrangements Efficiencies jointly funded by the Queensland and Australian Governments to support a suite of high priority disaster resilience and mitigation infrastructure and non-infrastructure programs and projects.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Reconstruction Authority Capacity Uplift	—	—	4,635	4,751	—

The government is providing additional funding of $9.4 million over 2 years from 2025-26 to maintain the Queensland Reconstruction Authority’s staffing capacity, supporting Queensland’s extensive recovery effort arising from severe disaster events that have impacted the state.

122

Budget Measures 2024-25

Queensland Health

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Health Growth Funding Uplift	—	1,375,165	755,277	562,652	1,700,046

The government is providing an uplift to Queensland Health’s operating funding envelope of $4.393 billion over 4 years from 2024-25. This increase in funding will address emerging demand and cost pressures and will support additional investment in quality health services across Queensland. This additional funding will also support the following priority investment areas:

•	First Nations First

•	Queensland Health Workforce

•	Queensland Ambulance Service

•	Women and Girls’ Health Strategy

•	Putting Queensland Kids First

•	Aeromedical Contracts

•	Better Cancer Care

•	Free Vaccinations for Queenslanders

•	Queensland Community Pharmacy Scope of Practice Pilot

•	Hospital Discharge Initiatives

•	Voluntary Assisted Dying

•	Queensland Health Cyber Security Program

•	Health Pathways Statewide Licence

•	Specialist Palliative Care in Aged Care

•	Sexual Assault Response

•	Assisted Reproductive Technology Regulation.

123

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Expansion of Mental and Physical Health Services across Youth Detention Centres	—	3,500	—	—	—

The government is providing additional funding of $3.5 million in 2024-25 to deliver mental health, cognitive disability and physical health screening checks and services in Youth Detention Centres in Brisbane and Townsville. This forms part of a $7.1 million, 2-year initiative to employ 2 senior medical officers and 2 nurses across Brisbane and Townsville, with $3.6 million in 2025-26 internally funded by Queensland Health.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Wacol Detention Centre - Operational and Establishment Funding	—	2,861	3,348	1,791	—

The government is providing additional funding of $8.0 million over 3 years from 2024-25 to support the operations of the Wacol Youth Detention Centre.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Strengthening and Sustaining Court Reforms Tackling Youth and Adult Crime	—	136	350	—	—

The government is providing additional funding of $486,000 over 2 years from 2024-25 to support the Court Link Program.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

124

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Woodford Youth Detention Centre - Operational and Establishment Funding	—	—	—	10,064	9,849

The government will provide additional funding of $19.9 million over 2 years from 2026-27 for Queensland Health to support operations of the Woodford Youth Detention Centre.

This forms part of the total additional funding of $261.4 million over 4 years and $89.2 million per annum ongoing to support operations of the Woodford Youth Detention Centre.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Access to Aids and Equipment for Queenslanders with Disability	—	6,475	—	—	—

The government is providing additional funding of $6.5 million in 2024-25 for a pilot of a Hospital Assistive Technology Loan Pool and expansion of supports provided under the Medical Aids Subsidy Scheme.

This initiative is part of over $160 million provisioned towards a package of disability reforms as an initial response to the recommendations of the Royal Commission into Violence, Abuse, Neglect and Exploitation of People with Disability and the NDIS review.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Commission of Inquiry - Forensic DNA Testing	3,214	3,362	3,517	2,976	2,981

The government is providing additional funding of $16.1 million over 5 years from 2023-24 and $3.0 million per annum from 2027-28 to Queensland Health for a range of measures to support and expand forensic DNA service delivery.

This forms part of the government’s total funding package of $202.7 million over 6 years (2022-23 to 2027-28), with a recurrent funding boost of $22.3 million from 2027-28, in response to the Commission of Inquiry into Forensic DNA Testing in Queensland.

125

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Caboolture Watchhouse Hub	76	43	—	—	—

The government is providing additional funding of $118,991 over 2 years from 2023-24 for Queensland Health to provide services to young people accommodated in the Caboolture Watchhouse.

This forms part of the government’s total funding of $59.3 million over 2 years to provide interim capacity at the Caboolture Watchhouse Hub.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Aeromedical Contracts	—	—	—	—	—

The government is providing additional funding of $142.2 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to further support Queensland’s aeromedical providers to deliver specialist retrieval doctors, and emergency helicopter services from Torres Strait, Bundaberg, Mount Isa, Sunshine Coast, Toowoomba, Rockhampton, Mackay, and Brisbane.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Assisted Reproductive Technology Regulation	—	—	—	—	—

The government is providing additional funding of $6.4 million, from within the $4.393 billion Growth Funding Uplift, to go toward Assisted Reproductive Technology Regulation.

126

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Better Cancer Care	—	—	—	—	—

The government is providing additional funding of $20.0 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to deliver better cancer care services to Queenslanders, closer to home.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Centre for Women & Co Grant	3,000	—	—	—	—

The government has provided additional funding of $3.0 million in 2023-24 for a one-off capital grant to the Centre for Women & Co towards the purchase of 8 Cinderella Drive, Springwood.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
First Nations First	—	—	—	—	—

The government is providing additional funding of $209.9 million over 4 years from 2024-25, from within the $4.393 billion Growth Funding Uplift, to accelerate efforts to address inequity in health and wellbeing outcomes with First Nations Queenslanders, by putting First Nations First and putting the Queensland Government back on track to Close the Gap by 2031.

A further $114.8 million over 4 years for this initiative will be met from existing Queensland Health resources.

Total funding for this initiative is $324.7 million over 4 years.

127

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Free Vaccinations for Queenslanders	—	—	—	—	—

The government is providing additional funding of $95.9 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to deliver free Meningococcal B and RSV vaccines for eligible infants, children, and adolescents.

Funding of $40.0 million in 2024-25 is being met internally by Queensland Health to continue the free influenza vaccination for all Queenslanders.

Total funding for this program is $135.9 million over 4 years from 2024-25.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
HealthPathways Statewide Licence	—	—	—	—	—

The government is providing additional funding of $8.8 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to maintain the HealthPathways statewide licence.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Hospital Discharge Initiatives	—	—	—	—	—

The government is providing additional funding of $20.0 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to enhance patient flow through the expansion of the Long Stay Rapid Response program and Queensland Civil and Administrative Tribunal Bedside Hearing program.

128

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Ambulance Service	—	—	—	—	—

The government is providing additional funding of $265.9 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to the Queensland Ambulance Service to respond to the growing and changing demand for pre-hospital health care service and maintain activity growth and performance.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Community Pharmacy Scope of Practice Pilot	—	—	—	—	—

The government is providing additional funding of $13.0 million over 2 years, from within the $4.393 billion Growth Funding Uplift, to expand and implement a statewide trial of community pharmacists working to their full scope.

The Pharmacy Scope of Practice Pilot provides a nation-first opportunity to optimise the scope of practice for pharmacists to increase access to high quality, integrated and cost-effective primary healthcare and lessen the impact of workforce shortages and distribution problems across Queensland communities.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Health Cyber Security Program	—	—	—	—	—

The government is providing additional funding of $13.6 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to ensure security capabilities and technologies keep pace with digitising healthcare security needs and that critical infrastructure and services are safe, secure, reliable, highly available and fit for purpose.

129

Budget Measures 2024-25

	2023-24 $’000	2024-25 $’000	2025-26 $’000	2026-27 $’000	2027-28 $’000
Queensland Health Workforce	—	—	—	—	—

The government is providing additional funding of $222.4 million over 4 years, from within the $4.393 billion Growth Funding Uplift, in response to Queensland Health’s workforce challenges; with a focus on supporting and retaining the current workforce; building and attracting new pipelines of talent; and adapting and innovating new ways to deliver. This includes funding to implement a new electronic workforce rostering system to enable best practice in rostering frontline staff to deliver safe, affordable, sustainable and high-quality care to Queenslanders.

A further $215.9 million over 4 years will be met by Queensland Health to continue the Workforce Attraction Incentive Scheme; school-based traineeship programs; and supporting the fee-free Free Diploma of Nursing TAFE course. This will also fund the Queensland Government’s new Reproductive Leave policy.

Total funding for these initiatives is $438.3 million over 4 years from 2024-25.

	2023-24 $’000	2024-25 $’000	2025-26 $’000	2026-27 $’000	2027-28 $’000
Sexual Assault Response	—	—	—	—	—

The government is providing additional funding of $56.0 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to establish a new statewide forensic examination model of care, as a component of a new sexual assault response service, for both adults and children.

130

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Specialist Palliative Care in Aged Care	—	—	—	—	—

The government is providing additional funding of $12.8 million over 4 years, from within the $4.393 billion Growth Funding Uplift, to continue Specialist Palliative Care in Aged Care (SPACE) and improve palliative and end-of-life care for people living in residential aged care facilities across Queensland. Under the SPACE model, each Hospital and Health Service delivers contextually appropriate models of care in their local area, partnering with residential aged care staff, families, general practitioners, as well as statewide services to manage complex care needs, support the provision of generalist palliative care, build capacity, and streamline care coordination.

Additional funding of $8.4 million is being met by the Australian Government over 2 years from 2024-25. This brings total funding for SPACE to $21.2 million.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Voluntary Assisted Dying	—	—	—	—	—

The government is providing additional funding of $18.0 million over 4 years, from within the $4.393 billion Growth Funding Uplift, toward the Voluntary Assisted Dying program.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Women and Girls’ Health Strategy	—	—	—	—	—

The government is providing additional funding of $157.3 million over 4 years, from within the $4.393 billion Growth Funding Uplift, for the Women and Girls’ Health Strategy aimed at improving women’s experience of the healthcare system and to address gender-based health inequity. This includes mental health and wellbeing, chronic health conditions such as endometriosis and pelvic pain, maternity care for mums and bubs, and sexual and reproductive health.

A further $56.2 million will be met internally by Queensland Health to support these initiatives.

This forms part of the government’s total additional funding of $247.9 million over 5 years, which commenced in 2023-24, for the Queensland Women and Girls’ Health Strategy 2032.

Further details can be found in the Department of Justice and Attorney-General section of this chapter.

131

Budget Measures 2024-25

Queensland Police Service

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
900 New Police Personnel	—	26,887	98,675	179,092	183,244

The government is providing additional funding of $487.9 million over 4 years and $183.2 million per annum ongoing for 900 additional police personnel to meet increasing policing demands in serving communities and keeping Queenslanders safe.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland. The capital component to this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Community Support Funding for Non-Government Organisations	12,000	18,678	13,982	13,982	13,982

The government is providing additional funding of $72.6 million over 5 years and $14 million per annum ongoing to support non-government community organisations which provide services to keep Queenslanders safe. These include Surf Life Saving Queensland, Royal Life Saving Society Queensland, Emergency Services Cadets Program delivered by the Police-Citizens Youth Club, Neighbourhood Watch Queensland, Crime Stoppers Queensland, Queensland Homicide Victims Support Group and the Stop the Coward Punch Campaign.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Caboolture Watchhouse Hub	29,850	15,085	—	—	—

The government has provided additional funding of $1.8 million in 2023-24 to operationalise the Caboolture Watchhouse Hub for young people.

The government is providing a further $43.2 million, held centrally, to be remitted on an acquittal basis for actual costs incurred. This brings the total funding available for this program to $45 million over 2 years.

This forms part of the government’s total funding of $59.3 million over 2 years to provide interim capacity at the Caboolture Watchhouse Hub. The capital component of this measure can be found in Chapter 3 Capital measures.

132

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Police-Citizens Youth Club (PCYC) Caloundra	—	15,000	—	—	—

The government is providing additional grant funding of $15 million in 2024-25 to construct a new PCYC at Caloundra that will offer youth development programs, sport, recreation and community run activities as well as youth engagement opportunities to prevent crime and target youth offending, recidivism, and victimisation.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Towing Scheme for Victims of Property Crime	10,500	10,500	10,500	10,500	10,500

The government is providing additional funding of $2.5 million over 5 years and $500,000 per annum ongoing from 2028-29 and up to a further $50 million over 5 years and $10 million per annum ongoing from 2028-29 held centrally for the expanded Police Towing of Motor Vehicles Scheme.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Integrated Strategy Addressing Youth Crime in North Queensland	13,097	8,556	1,056	1,056	1,056

The government is providing additional funding of $9.8 million over 5 years and $1.1 million ongoing, and up to $15 million held centrally over 2 years, for the immediate establishment of an interim police aerial support capability for POLAIR based in Townsville, including contemporary communication and aerial video downlink capability. The government is also providing additional funding, held centrally (not for publication at this time due to ongoing procurement), to make this capability permanent. This capability will assist police in tracking vehicles, arrest offenders and locate missing persons to enhance community safety, including periodic deployment to other North Queensland locations as required.

The capital component of this measure can be found in Chapter 3 Capital measures.

133

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Community Safety Initiatives in the South West Brisbane and Ipswich Areas	468	8,456	8,663	8,870	9,083

The government is providing additional funding of $35.5 million over 5 years and $9.3 million per annum ongoing from 2028-29 to deliver extra police resources for South West Brisbane and Ipswich areas, including additional police officers, Mobile Police Beats and police vehicles to deploy high visibility proactive activities.

The capital component to this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Commission of Inquiry into Forensic DNA Testing in Queensland Recommendation Implementation and Associated Resourcing	7,901	7,231	7,434	7,625	7,625

The government is providing additional funding of $37.5 million over 5 years from 2023-24 and $7.6 million ongoing from 2028-29 to implement case management forensic investigation, and streamline collection processes to realise recommendations arising from the Commission of Inquiry into Forensic DNA Testing in Queensland.

This forms part of the government’s total funding package of $202.7 million over 6 years (2022-23 to 2027-28), with a recurrent funding boost of $22.3 million from 2027-28, in response to the Commission of Inquiry into Forensic DNA Testing in Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Implementation of the Commission of Inquiry Recommendations into Queensland Police Service to Domestic and Family Violence	4,374	6,227	—	—	—

The government is providing increased funding of $10.6 million over 2 years to support the establishment of specialist implementation teams to deliver A Call for Change - Commission of Inquiry into the Queensland Police Service responses to domestic and family violence recommendations. This investment will support the delivery of more victim liaison officers, domestic and family violence support workers in police stations, specialist domestic and family violence officers and specialist police prosecutors.

Further details can be found in the Queensland Police Service section of Chapter 3 Capital measures.

134

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Wacol Youth Remand Facility Operating and Maintenance Costs	—	5,278	10,696	5,419	—

The government is providing additional funding of $21.4 million over 3 years for the operating and maintenance costs for the Wacol Youth Remand Centre to boost capacity and provide best-practice services to young people in detention.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Camera Detected Offence Program	—	4,449	634	321	321

The government is providing increased funding of $5.7 million over 4 years to deliver the Camera Detected Offence Program initiatives in conjunction with the Department of Transport and Main Roads, to help keep Queensland roads safe.

This forms part of the government’s total funding of $78.9 million over 4 years, and $23.1 million per annum ongoing, as part of the Camera Detected Offence Program.

Further details can be found in the Department of Transport and Main Roads section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Prevention of Knife Crime	2,250	3,400	350	—	—

The government is providing additional funding of $6 million over 3 years for an education campaign about the Summary Offences (Prevention of Knife Crime) and Other Legislation Amendment Act 2024 and grants to the Jack Beasley Foundation and the Balin Stewart Foundation.

135

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
From Frontline to Family - Building Our Workforce for a Sustainable and Family-centred Coronial System	—	3,171	3,258	3,337	3,417

The government is providing additional funding of $13.2 million over 4 years and $3.4 million per annum ongoing to support a sustainable and family-centred coronial system, enhancing public safety for Queenslanders and improving community confidence.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Emergency Management and Coordination Command Enhancement	—	3,029	—	—	—

The government is providing increased funding of $3.0 million in 2024-25 to support the national Emergency Alert Telephone Warning System and to develop a plan for an Australian Warning System digital platform for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Watchhouse Modernisation Program	—	3,000	—	—	—

The government is providing additional initial funding of $3 million in 2024-25 to modernise and upgrade the Queensland Police Service’s network of watchhouses to improve safety and security for all detainees and staff.

The capital component to this measure can be found in Chapter 3 Capital measures.

136

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Conducted Electrical Weapon Fleet Replacement Project	—	2,833	2,833	2,834	—

The government is providing additional funding of $8.5 million over 3 years to purchase an enhanced fleet of less lethal Taser 10 weapons which will save lives and reduce harm to police officers and the community.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Bullyproof Australia	4,000	2,800	2,600	2,600	—

The government is providing additional funding of $12 million over 4 years to deliver resilience programs that prevent and manage bullying situations, improve mental wellbeing of students and teachers and improve academic performance in Queensland primary and secondary schools.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Advanced Data Analytics Capability	726	2,408	1,190	1,675	1,675

The government is providing additional funding of $7.7 million over 5 years and $1.7 million per annum ongoing for enhanced data analytic capability to support strategic decision making and frontline policing operations.

The capital component of this measure can be found in Chapter 3 Capital measures.

137

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Police-Citizens Youth Club (PCYC) Redcliffe	—	2,000	—	—	—

The government is providing additional grant funding of $2 million in 2024-25 to revitalise the Redcliffe PCYC to improve social program delivery and intervention initiatives targeting youth offending, recidivism, and victimisation.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Weapons Licensing Management System Replacement Project	832	1,790	1,287	1,012	1,053

The government is providing increased funding of $6.0 million over 5 years and $1.1 million ongoing per annum to continue support for the weapons licensing function and to integrate online services and digital identity initiatives.

The capital component of this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Project Booyah Linked Early Intervention Program	371	1,354	1,490	1,526	1,573

The government is providing additional funding of $6.3 million over 5 years, held centrally, to expand the Project Booyah program, including the Bike School and Adventure Journey in Inala to improve support for vulnerable Queensland kids.

138

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Government Air Funding and Operating Model	1,624	1,176	1,176	—	—

The government is providing increased funding of $4.0 million over 3 years to deliver lifesaving community support to Queenslanders including search and rescue, natural disaster relief, police and aeromedical operations, including organ retrievals, and transport services for government.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Police Youth Co-responder Teams Extension and Expansion	—	1,060	1,005	—	—

The government is providing increased funding of $2.1 million over 2 years to establish new Youth Co-Responder Teams in the Sunshine Coast and South West, expand the Youth Co-Responder Teams in the Gold Coast, Cairns and South Brisbane to deal with or divert high risk young people, including those on bail and those subject to electronic monitoring.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland. The capital component to this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Digital Evidence Capability Program	—	992	—	—	—

The government is providing additional funding of $1.0 million in 2024-25 to continue updates to the current digital evidence management system, and undertake a business case for a longer-term future digital evidence capability.

The capital component to this measure can be found in Chapter 3 Capital measures.

139

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Expansion of Metal Detection Program	—	900	—	—	—

The government is providing additional funding of $900,000 in 2024-25 to provide an additional 3,000 metal detecting devices across Queensland for expansion of the wanding program to address the 2024 ‘Jack’s Law’ amendments and further combat knife crime and youth offending to help protect the community.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Additional POLAIR Flight Hours in South East Queensland	—	753	776	799	839

The government is providing additional funding of $8.7 million over 10 years from 2024-25 to provide additional flight hours for POLAIR capability in South East Queensland to assist police to track vehicles, arrest offenders and locate missing persons to enhance community safety.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Gangs Exit Program	—	638	638	—	—

The government is providing increased funding of $1.3 million over 2 years to continue the crime reduction Exit Program and to coordinate with Queensland Corrective Services to pilot the program in Queensland correctional centres. This forms part of the government’s total funding of $2.1 million over 2 years to pilot the introduction of the Exit Program in selected correctional centres.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

140

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Electronic Monitoring of Adult Bailees	—	587	927	927	927

The government is providing increased funding of $3.4 million over 4 years and $927,000 per annum ongoing for the continuation of the existing Electronic Monitoring of Adult Bailees Program.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Court Reforms Tackling Youth and Adult Crime	—	176	717	—	—

The government is providing $893,000 over 2 years from 2024-25 to support the court reforms tackling youth and adult crime, including the continuation of the Townsville Youth Court and Court Link.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Aeromedical Hub	—	—	3,562	3,704	3,852

The government will provide additional funding of $3.6 million per annum from 2025-26 onwards with the annual allocation to be escalated at a rate of 4 percent per annum to 2046-47 for facility rental costs to enable Queensland Government agencies and not for profit organisations to operate lifesaving services through the Queensland Aeromedical Hub.

141

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Interim Police Aerial Support Capability	—	—	—	—	—

The government is providing additional funding (not for publication at this time due to ongoing procurement) to deliver interim Police aerial enforcement capabilities, including two helicopters for response work in Far North Queensland and Wide Bay/Sunshine Coast and new drone capability in priority regions across Queensland.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland. The capital component to this measure can be found in Chapter 3 Capital measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
National Firearms Register	—	—	—	—	—

The government is providing additional funding for the costs associated with Queensland’s support for the National Firearms Register.

This funding contribution is not for publication at this time due to being subject to ongoing negotiation, between the Commonwealth and all States and Territories, of a Federal Financial Relations agreement to confirm the funding arrangements for the implementation of the National Firearms Register.

142

Budget Measures 2024-25

Queensland Treasury

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Temporary Doubling of the First Home Owner Grant	12,300	85,300	75,600	26,800	9,700

The government is providing additional funding to temporarily double the First Home Owner Grant from $15,000 to $30,000 for eligible transactions entered into between 20 November 2023 and 30 June 2025 (inclusive). The increased grant provides financial support to eligible first home buyers purchasing or building a new home.

Payments of the boosted grant will continue to flow to eligible first home buyers over the forward estimates period given the time taken for the construction of many eligible new homes to the point when the grant becomes payable.

It is estimated this measure will provide additional support of around $210 million over 4 years to approximately 12,000 first home buyers.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Gympie Road Bypass Pre-construction Works	—	33,000	33,000	252,000	—

The government is providing funding of $318 million over 3 years from 2024-25 to progress the Gympie Road Bypass Project to the next stage.

The next stage involves Queensland Investment Corporation (QIC) progressing pre-construction works supported by Queensland Treasury. As part of this stage, Queensland Treasury, the Department of Transport and Main Roads, and QIC will investigate opportunities to optimise the commercial value of tolling rights on existing SEQ toll roads following the conclusion of existing concessional arrangements. QIC will also undertake related activities such as geo-technical investigations, development of a detailed reference design, voluntary land acquisitions, preparatory works for required approvals and continued community consultation.

This forms part of the government’s total funding of $335 million over 3 years to progress the Gympie Road Bypass project. Further details on this initiative can be found in the Department of Transport and Main Roads section of this chapter.

143

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Revenue Office - Revenue and Penalty Debt Administration and Resourcing	—	19,661	28,004	34,131	35,188

The government is providing additional funding of $117.0 million over 4 years and $35.2 million per annum ongoing to ensure effective and sustainable revenue and penalty debt administration, including to help fund government responses to address cost-of-living pressures and housing.

The revenue component of this measure can be found in Chapter 4 Revenue measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Mount Isa Acceleration Fund	—	10,000	20,000	—	—

The government is providing funding of $30 million to accelerate development of resource projects in the North West Minerals Province. Funding is expected to be distributed over 2 years based on individual agreement and the achievement of milestones by recipients.

This forms part of the government’s total funding package of $50 million to support workers affected by the pending closure of Glencore’s Mount Isa copper mine and copper concentrator and the Lady Loretta zinc mine.

Further details on this initiative can be found in the Department of State Development and Infrastructure section of this chapter.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Camera Detected Offence Program	—	7,135	7,184	7,163	7,352

The government is providing increased funding of $28.8 million over 4 years and $7.4 million per annum ongoing to Queensland Revenue Office for the Camera Detected Offence Program.

This forms part of the government’s total funding of $78.9 million over 4 years, and $23.1 million per annum ongoing, as part of the Camera Detected Offence Program. Further details can be found in Department of Transport and Main Roads and Queensland Police Service sections of this chapter. The capital component of this measure can be found in the Department of Transport and Main Roads section of Chapter 3 Capital measures.

144

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Revenue Office - Digital and Data Uplift	—	5,764	2,048	2,061	2,074

The government is providing additional funding of $11.9 million over 4 years and $2.1 million per annum ongoing to improve and secure Queensland Revenue Office’s technology, data, and telephony systems to enable effective and efficient revenue administration.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Mental Health Levy Administration and Resourcing	—	4,127	4,248	4,355	4,465

The government is providing increased funding of $17.2 million over 4 years and $4.5 million per annum ongoing for Queensland Revenue Office to retain ongoing capacity to administer the Mental Health Levy, and to ensure effective collection of revenue for Queensland and to continue to deliver on the government’s commitment to provide a sustainable funding source for mental health services.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Commercial and Investment Due Diligence and Projects	4,000	4,000	—	—	—
The government is providing additional funding of $8 million over 2 years from 2023-24 for due diligence and project analysis related to major commercial and investment transactions.

145

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Combustible Cladding	—	1,200	—	—	—

The government is providing additional funding of $1.2 million in 2024-25 to undertake further analysis on options to ensure cladding fire risk in privately-owned buildings is appropriately addressed.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Townsville North Rail Yards	—	500	—	—	—

The government is providing additional funding of $500,000 in 2024-25 to support delivery of the project. A further $35 million is available, held centrally, representing the State’s contribution to the project subject to due diligence and contributions from the proponent.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Backing Business in the Bush Fund	—	—	—	—	—

Funding of $50 million over 4 years is being reprioritised to the Backing Business in the Bush Fund to support Queensland-based Small to Medium Enterprises to deliver business improvement projects in regional Queensland.

146

Budget Measures 2024-25

3	Capital Measures

Introduction

The following tables present the relevant portfolio capital measures relating to decisions taken since the 2023-24 Budget. This does not represent the full amount of additional funding provided to agencies since the 2023-24 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter.

147

Budget Measures 2024-25

Department of Child Safety, Seniors and Disability Services

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Unify Program - Continuous Improvement Pipeline	—	4,889	7,373	4,943	5,141

The government is providing increased funding of $22.3 million over 4 years and $5.1 million per annum ongoing for enhancements to the Unify system, the new contemporary integrated case and client management system for all children who come in contact with the child protection and youth justice systems in Queensland. The increased funding will also support the gradual ramp down of current program resourcing to enable the delivery of high-priority business needs that were not in scope for the first functional release in Tranche 1.

The expense component to this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Forensic Disability Services Precinct at Wacol - Upgrade Facilities	635	2,862	—	—	—

The government is providing increased funding of $3.5 million over 2 years to restore and upgrade facilities within the Forensic Disability Services at Wacol, including major repairs and upgrade works at House 2, to maximise capacity for service delivery.

148

Budget Measures 2024-25

Department of Education

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Sustainable Investment in Schools	—	34,000	100,000	100,000	100,000

The government is providing increased funding of $334 million over 4 years to prioritise delivery and planning of high-quality learning environments to meet enrolment needs including, where necessary, safety and accessibility upgrades to ensure the availability of safe and accessible school facilities for all students and teachers.

Total funding for this initiative is $500 million over 4 years. The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Playgrounds and Tuckshops Program	6,555	26,219	32,772	—	—

The government is providing increased funding of $65.5 million over 3 years for additional projects under the Playgrounds and Tuckshops Program.

Total funding provided for this initiative is $101.2 million over 4 years. The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Preventing Youth Justice Involvement Through Educational Engagement	—	22,500	53,438	16,875	—

The government is providing additional funding of $92.8 million over 3 years for youth engagement activities. This includes $27.9 million over 2 years to support arrange of youth engagement initiatives and $64.9 million over 3 years, held centrally, for the delivery of 4 additional Queensland Pathways State College campuses.

This initiative will enable the department to lift capacity to support at-risk students across the state acknowledging the increased demand for specialist support.

Total funding for this initiative is $288.2 million over 5 years. The expense component of this measure can be found in Chapter 2 Expense measures.

149

Budget Measures 2024-25

Department of Environment, Science and Innovation

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Better Queensland Parks - Fire Management Uplift Program	—	18,118	—	—	—

The government is providing increased funding of $18.1 million to support critical firefighter needs and bushfire risk in a changing climate, improve community safety and safeguard natural and cultural values, including World Heritage values, through the purchase of specialised plant and equipment and infrastructure upgrades.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
K’gari Dingo Management Enhanced Actions	2,325	7,500	4,825	—	—

The government is providing additional funding of $14.7 million over 3 years to support expanded ranger accommodation, vehicles, signage and an upgrade of the Visitor Information Centre to enable enhanced K’gari visitor safety and dingo (wongari) conservation actions.

The expense component of this measure can be found in Chapter 2 Expense measures.

150

Budget Measures 2024-25

Department of Housing, Local Government, Planning and Public Works

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Homes for Queenslanders: a fair and sustainable housing system	—	109,304	99,630	357,376	799,512

The government is providing additional funding of $1.366 billion over 4 years towards the delivery of new social housing and the social housing capital program.

The expense component of this measure can be found in Chapter 2 Expense measures.

This forms part of the government’s total funding package of $3.1 billion over 5 years for Homes for Queenslanders, the Queensland Government’s whole-of-system housing plan.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Convention Centres: Capital Replacement	—	—	—	—	—

Funding of $5.5 million in 2024-25 is being met internally for capital replacement works at the Gold Coast Convention and Exhibition Centre and the Cairns Convention Centre.

151

Budget Measures 2024-25

Department of Justice and Attorney-General

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Accommodation to support the domestic and family violence courthouse upgrade	1,089	3,900	1,386	—	—

The government is providing additional funding of $6.4 million over 3 years to support the enhancement of Queensland Courts to ensure the safety of victims.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for the Queensland Civil and Administrative Tribunal workforce	135	2,865	—	—	—

The government is providing additional funding of $3 million over 2 years to the Queensland Civil and Administrative Tribunal to address demand pressures.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Brisbane Supreme and District Court - courtroom expansion	—	2,010	8,941	10,972	3,395

The government is providing additional funding of $25.3 million over 4 years to expand courtroom capacity at the Brisbane Supreme and District Court to help mitigate demand on the Beenleigh courthouse.

The expense component of this measure can be found in Chapter 2 Expense measures.

152

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Townsville Courthouse - courtroom expansion	—	500	2,750	4,000	250

The government is providing additional funding of $7.5 million over 4 years to mitigate demand on the Townsville courthouse.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Court Recording and transcription services	—	250	—	—	—

The government is providing increased funding of $250,000 in 2024-25 to support the continuation of the court recording and transcription services.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Support for Victims of Crime	150	—	—	—	—

The government has provided increased funding of $150,000 to Victims Assist Queensland to support victims of crime.

The expense component of this measure can be found in Chapter 2 Expense measures.

153

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Victims Commissioner and Sexual Violence Case Review	—	—	—	—	—

The government has provided $540,000 in 2023-24, from funds previously held centrally for responses to the Women’s Safety and Justice Taskforce recommendations, to establish an Office of the Victim’s Commissioner and sexual violence case review board

Total funding for these initiatives is $25.1 million over 5 years and up to $4 million per annum ongoing, which includes $15 million previously held centrally for responses to the Women’s Safety and Justice Taskforce recommendations.

The expense component of this measure can be found in Chapter 2 Expense measures.

154

Budget Measures 2024-25

Department of Resources

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Abandoned Mine Lands Program	100	2,920	880	270	—

The government is providing increased funding of $4.2 million over 4 years to continue managing significant public health and safety, property and environmental risks at high-risk abandoned mine sites.

The expense component of this measure can be found in Chapter 2 Expense measures.

155

Budget Measures 2024-25

Department of State Development and Infrastructure

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Queensland Industrial Relations Commission Funding	300	—	—	—	—

The government has provided additional funding of $300,000 in 2023-24 to accommodate the new Commissioners and associated staff.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Racing Infrastructure	30,000	—	—	—	—

The government has provided additional funding of $30 million in 2023-24 to Racing Queensland to deliver priority racing infrastructure.

156

Budget Measures 2024-25

Department of Transport and Main Roads

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rail Replacement Buses	45,427	88,773	—	—	—

The government is providing additional funding of $134.2 million over 2 years to procure 200 buses directly from local manufacturers. Buses are required to ensure coverage for rail replacement services for multiple significant track closures to support major rail construction projects.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Pacific Motorway (M1) Varsity Lakes to Tugun	202,308	82,500	60,000	85,192	—

The government is providing increased funding of $430 million over 4 years towards completion of the Varsity Lakes to Tugun upgrade project.

Funding includes $750 million funded by the Australian Government and $750 million from the State Government.

This brings total funding for the project to $1.5 billion.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Direct Sunshine Coast Rail Line	5,000	52,900	91,000	400,000	522,700

The government is providing additional funding of $2.750 billion over 8 years for the Direct Sunshine Coast Rail Line Project, which includes protection of the updated rail alignment all the way to Maroochydore.

Funding includes $2.75 billion funded by the Australian Government and $2.75 billion from the State Government.

This brings total funding for the project to $5.5 billion.

157

Budget Measures 2024-25

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Rockhampton Railyards Rejuvenation	—	13,152	408	314	457

The government is providing additional funding of $14.3 million over 4 years for capital upgrades to facilitate leasing the industrial precinct.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Multi-level Car Park at Weinam Creek Priority Development Area	—	5,000	5,000	5,000	—

The government is providing additional funding of $15 million over 3 years from 2024-25, held centrally, to contribute towards the delivery of a planned multi-level car park at the Weinam Creek Priority Development Area.

	2023-24 $‘000	2024-25 $‘000	2025-26 $‘000	2026-27 $‘000	2027-28 $‘000
Coomera Connector Stage 1	—	3,000	179,095	144,905	91,000

The government is providing increased funding of $432 million over 5 years towards completion of the Coomera Connector Stage 1 project.

Funding includes $1.513 billion funded by the Australian Government and $1.513 billion from the State Government.

This brings total funding for the project to $3.026 billion.

158

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Beerburrum to Nambour Rail Upgrade Stage 1 Project	—	—	144,595	36,105	26,000

The government will provide increased funding of $226.7 million over 4 years for the Beerburrum to Nambour Rail Upgrade Stage 1 project.

Funding includes $616.7 million funded by the Australian Government and $387.5 million from the State Government.

This brings total funding for the project to $1.004 billion.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
European Train Control System - future phases	—	—	—	—	—

The government has approved an additional allocation to deliver the European Train Control System between Beenleigh and Varsity Lakes. The funds are centrally held and not disclosed due to ongoing procurement processes.

This is in addition to the increased funding of $554 million over 4 years for Phase 1 of the European Train Control System Signalling Program, included as part of the Transport Services Contract with Queensland Rail. Additional phases and specific funding requirements will be considered as the network develops and the system is rolled out across the expanded network.

159

Budget Measures 2024-25

Department of Treaty, Aboriginal and Torres Strait Islander Partnerships, Communities and the Arts

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Cultural Infrastructure Renewal Works	—	23,750	—	—	—

The government is providing increased funding of $11.8 million in 2024-25 for priority capital works at the Queensland Cultural Centre, and further funding of $12 million in 2024-25, held centrally, for the asset renewal program.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Museum Infrastructure Renewal and Transformation	—	1,675	2,570	705	—

The government is providing additional funding of $5.0 million over 3 years for building fabric works at Queensland Museum Cobb + Co (Toowoomba) and the Queensland Museum Workshop (Ipswich).

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Cultural and Performing Arts - Queensland Cultural Centre precinct works	11,700	—	—	—	—

The government has provided increased funding of $11.7 million in 2023-24 for capital works across the Queensland Cultural Centre precinct, including but not limited to Hostile Vehicle Mitigation and roadworks along Grey Street.

160

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
New Performing Arts Venue - Project management and technical advisory services	9,000	—	—	—	—

The government has provided increased funding of $9 million in 2023-24 for project management and technical advisory services.

161

Budget Measures 2024-25

Department of Youth Justice

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Woodford Youth Detention Centre	27,264	185,050	289,819	80,171	45,306

The government has provided additional funding of $627.6 million over 5 years for projected costs of construction of a new youth detention centre at Woodford to address pressures on youth detention centre capacity.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Cairns Youth Detention Centre	—	—	—	—	—

The government is providing additional funding over 5 years from 2023-24 for the construction of a 40 bed youth detention centre at Cairns. Expenditure for this measure is subject to commercial negotiations.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Woodford Youth Detention Centre Operational and Establishment Funding	—	—	285	124	—

The government is providing increased funding of $400,000 over 2 years to support the establishment and operation of the Woodford Youth Detention Centre. This forms part of total increased funding of $261.4 million over 4 years and $89.2 million per annum ongoing to support operations of the Woodford Youth Detention Centre.

The operating component to this measure can be found in Chapter 2 Expense measures.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

162

Budget Measures 2024-25

Legislative Assembly of Queensland

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Annexe Critical Infrastructure and Services Upgrade	15,770	—	—	—	—

The government has provided increased funding of $15.8 million in 2023-24 to undertake the necessary repairs and upgrades to the external façade of the Parliamentary Annexe including the level 7 podium area, and the refurbishment of Members’ office and overnight accommodation floors.

163

Budget Measures 2024-25

Office of the Queensland Ombudsman

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Funding for Fit-out of New Office Accommodation	—	950	933	50	50

The government is providing additional equity funding of $2.0 million over 4 years and $50,000 per annum ongoing funding to support the fit-out of new office accommodation located at 53 Albert Street and to facilitate future investment in IT plant and equipment.

The expense component of the measure can be found in Chapter 2 Expense measures.

164

Budget Measures 2024-25

Queensland Corrective Services

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Asset Improvement Program	—	46,000	115,863	66,050	18,500

The government is providing additional funding of $246.4 million over 4 years and $10 million per annum ongoing for infrastructure upgrades as part of the asset improvement program.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Prison Capacity Uplift	—	23,980	57,270	—	—

The government is providing additional funding of $81.3 million over 2 years to construct additional prison capacity to sustainably manage a growing prisoner population.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
High Risk Offender Management Unit Resourcing	946	1,892	—	—	—

The government is providing increased funding of $2.8 million over 2 years for office accommodation to support the management of dangerous prisoners (sexual offenders) at the Wacol precinct.

The expense component of this measure can be found in Chapter 2 Expense measures.

165

Budget Measures 2024-25

Queensland Fire Department

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Enhanced Firefighter Safety Equipment	—	5,000	—	—	—

The government is providing additional funding of $5 million in 2024-25 for the purchase of priority fire safety equipment such as thermal imaging cameras and rapid intervention team kits.

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Ayr Fire and Rescue Station remediation works	—	4,000	—	—	—

The government is providing additional funding of $4 million in 2024-25 for remediation works at Ayr Fire and Rescue Station, associated with per- and polyfluoroalkyl substances (PFAS) contamination, with further planning around the future of the site to be undertaken.

166

Budget Measures 2024-25

Queensland Health

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Rockhampton Mental Health Unit	—	50,000	29,100	—	—

The government is providing additional funding of $79.1 million over 2 years from 2024-25 for the replacement of the Rockhampton Mental Health Unit, which will deliver nine additional beds as part of a new 32-bed facility and take the total funding for the project to $91.9 million.

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Emergent Issues and Cost Escalation of Health Capital Projects	15,660	44,505	1,757	—	—

The government has provided an additional $61.9 million over 3 years from 2023-24, comprising of $51.0 million for priority capital projects experiencing emergent and escalating construction costs and $10.9 million over 2 years for The Prince Charles Hospital Carpark.

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Queensland Ambulance Service Base Capital Funding Investment	—	30,000	—	—	—

The government is providing additional funding of $30.0 million in 2024-25 as a boost to the Queensland Ambulance Service base capital program.

167

Budget Measures 2024-25

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Rural and Remote Workforce Accommodation	—	12,000	—	—	—

The government is providing one-off funding of $12 million in 2024-25 to replace existing staff accommodation in Torres and Cape Hospital and Health Service to meet current and projected workforce demand.

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Cairns Health and Innovation Centre (CHIC) Stage 1	—	8,000	52,000	—	—

The government is providing additional funding of $60 million over 2 years from 2024-25 to commence delivery of the Cairns Health innovation Centre Stage 1, which when complete will deliver additional capacity for clinical services within the existing Cairns Hospital Precinct and provide necessary health education, training and research facilities for future medical professionals in Cairns.

	2023–24 $‘000	2024–25 $‘000	2025–26 $‘000	2026–27 $‘000	2027–28 $‘000
Cooktown Multipurpose Health Service Facility	—	8,000	30,000	40,000	40,000

The government is providing additional funding of $200 million over 7 years from 2024-25 to redevelop and deliver a contemporary Cooktown Multi-Purpose Health Service facility to support modern models of care including maternity, paediatrics, mental health and palliative care, increasing bed numbers by 50 per cent.

168

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Commission of Inquiry - Forensic DNA Testing	17,148	650	650	650	650

The government has provided additional funding of $17.1 million in 2023-24 and $650,000 per annum ongoing to support capital works at the Queensland forensic science facility, including remedial renovations to address critical deficiencies in the existing forensic biology and chemistry infrastructure.

This forms part of the government’s total funding package of $202.7 million over 6 years (2022-23 to 2027-28), with a recurrent funding boost of $22.3 million from 2027-28, in response to the Commission of Inquiry into Forensic DNA Testing in Queensland.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Capacity Expansion Program	—	—	—	—	1,000,000

The government will provide additional funding of $1.0 billion of equity funding for the Capacity Expansion Program in 2027-28. This funding will further support the Patient Flow Enhancement Program.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Health’s Sustaining Capital Program	115,000	—	—	—	—

The government has provided additional funding of $115 million in 2023-24 to support Queensland Health’s Sustaining Capital Program.

169

Budget Measures 2024-25

Queensland Police Service

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Wacol Youth Remand Facility	60,500	200,000	—	—	—

The government is providing additional funding of $10.5 million in 2023-24 to enable the accelerated detailed design, planning and early site works and up to $250 million in 2023-24 and 2024-25, held centrally, for the Wacol Youth Remand Centre.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Police Capital Project Funding	—	15,000	9,500	9,500	—

The government is providing additional funding of $34 million over 3 years to upgrade and enhance the function of Hervey Bay and Bundaberg police stations to support police capability in the Wide Bay area.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
QPS Youth Coordination Hub	—	10,000	—	—	—

The government is providing $10 million in 2024-25, held centrally, for a new, purpose built statewide Queensland Police Service Youth Coordination Hub to allow for greater collaboration across government of youth focused programs delivered by the Queensland Police Service.

170

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Weapons Licensing Management System Replacement Project	1,240	3,703	—	—	—

The government is providing increased funding of $4.9 million over 2 years to integrate online services and digital identity initiatives.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Advanced Data Analytics Capability	1,899	3,344	1,500	—	—

The government is providing additional funding of $6.7 million over 3 years for enhanced data analytic capability to support strategic decision-making and frontline policing operations.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Watchhouse Modernisation Program	—	2,500	—	—	—

The government is providing increased initial funding of $2.5 million in 2024-25 to modernise and upgrade the Queensland Police Service’s network of watchhouses to improve safety and security for all detainees and staff.

The expense component to this measure can be found in Chapter 2 Expense measures.

171

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Digital Evidence Capability Program	—	1,220	—	—	—

The government is providing additional funding of $1.2 million in 2024-25 to continue updates to the current digital evidence management system.

The expense component to this measure can be found in Chapter 2 Expense measures.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Community Safety Initiatives in the South West Brisbane and Ipswich Areas	—	1,000	—	—	—

The government is providing additional funding of $1 million in 2024-25, for additional operational police vehicles and Mobile Police Beats to enable police to conduct more high visibility police activities in the South West Brisbane and Ipswich Areas.

The expense component to this measure can be found in Chapter 2 Expense measures.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Police Youth Co-responder Teams Extension and Expansion	—	154	154	—	—

The government is providing increased funding of $308,000 over 2 years from 2024-25 to expand services in the existing Youth Co-Responder Teams in Gold Coast, Cairns and South Brisbane.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland. The expense component to this measure can be found in Chapter 2 Expense measures.

172

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
900 New Police Personnel	—	—	4,950	—	—

The government is providing additional funding of $5.0 million in 2025-26 to equip the 900 additional police personnel to meet increasing policing demands in serving communities and keeping Queenslanders safe.

This initiative is part of the $1.28 billion Community Safety Plan for Queensland. The expense component to this measure can be found in Chapter 2 Expense measures.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Caboolture Watchhouse Hub	395	—	—	—	—

The government is providing additional funding of $395,000 over 2 years, held centrally, to support the management of young people at the Caboolture Watchhouse.

The expense component of this measure can be found in Chapter 2 Expense measures.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Commission of Inquiry into Forensic DNA Testing in Queensland Recommendation Implementation and Associated Resourcing	1,500	—	—	—	—

The government has provided additional funding of $1.5 million in 2023-24 to upgrade laboratory equipment based on recommendations arising from the Commission of Inquiry into Forensic DNA Testing in Queensland.

This forms part of the government’s total funding package of $202.7 million over 6 years (2022-23 to 2027-28), with a recurrent funding boost of $22.3 million from 2027-28, in response to the Commission of Inquiry into Forensic DNA Testing in Queensland.

173

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Implementation of the Commission of Inquiry Recommendations into Queensland Police Service to Domestic and Family Violence	1,189	—	—	—	—

The government has provided increased funding of $1.2 million in 2023-24 to support the establishment of specialist implementation teams to deliver A Call for Change - Commission of Inquiry into the Queensland Police Service responses to the domestic and family violence recommendations. This investment will support a whole of government effort to deliver more victim liaison officers, domestic and family violence support workers in police stations, specialist domestic and family violence officers and specialist police prosecutors.

Further details can be found in the Queensland Police Service section of Chapter 2 Expense measures.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Integrated Strategy Addressing Youth Crime in North Queensland	3,100	—	—	—	—

The government has provided additional funding of $3.1 million in 2023-24 to enable the immediate establishment of an interim police aerial support capability for POLAIR based in Townsville, including contemporary communications and aerial video downlink capability. The government is also providing additional funding, held centrally (not for publication at this time due to ongoing procurement), to make this capability permanent. This capability will assist police in tracking vehicles, arrest offenders and locate missing persons to enhance community safety, including periodic deployment in other North Queensland locations as required.

The expense component of this measure can be found in Chapter 2 Expense measures.

174

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Interim Police Aerial Support Capability	—	—	—	—	—

The government is providing additional funding (not for publication at this time due to ongoing procurement) to deliver interim police aerial enforcement capabilities, including two helicopters for response work in Far North Queensland and Wide Bay/Sunshine Coast and new drone capability in priority regions across Queensland.

The expense component to this measure can be found in Chapter 2 Expense measures. This initiative is part of the $1.28 billion Community Safety Plan for Queensland.

175

Budget Measures 2024-25

Queensland Treasury

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Boost to the Business Investment Fund	—	50,000	—	—	—

The government is providing increased funding of $50 million in 2024-25 to continue investing across new and follow-on investment opportunities. Total funding for this program, managed by Queensland Investment Corporation, is $150 million over 6 years from 2021-22.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Critical Minerals and Battery Technology Fund	70,000	—	—	—	—

The government has provided increased funding of $70 million in 2023-24 to assist in positioning Queensland for the next resources boom in the critical minerals, battery technology and advanced materials needed for the clean energy revolution, including manufacturing. Total funding for this program, managed jointly with Queensland Investment Corporation, is $170 million over 3 years from 2023-24.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Venture Capital Development Fund	—	—	—	—	—

Funding of $55 million in 2024-25 is being reprioritised to the Queensland Venture Capital Development Fund to further accelerate, develop and enhance Queensland’s venture capital industry, managed by Queensland Investment Corporation. Total funding for this program is $130 million over 2 years from 2023-24.

176

Budget Measures 2024-25

4	Revenue Measures

Introduction

The following tables present the relevant portfolio revenue measures relating to decisions taken since the 2023-24 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

177

Budget Measures 2024-25

Department of Agriculture and Fisheries

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Restructure of Commercial Fishing Licence Fees as part of Future Fisheries	(840)	(1,540)	(1,540)	(1,540)	(1,560)

The government is restructuring commercial fishing licence fees as part of the implementation of the Future Fisheries reforms to support enhanced protections for the Great Barrier Reef World Heritage Area and a more environmentally sensitive and sustainable fishing industry. This includes the phasing out of commercial gillnet fishing in the Great Barrier Reef and the parallel rezoning of the Great Sandy Marine Park, and increased protection from gillnet fishing in the interconnected environment of the Gulf of Carpentaria in accordance with the Future Fisheries Taskforce recommendations.

This is expected to reduce revenue at an estimated cost of $7.0 million over 5 years and $1.6 million per annum ongoing mainly due to the removal of various symbols and licences, partially offset by the introduction of the transitional NX licences for commercial fishers due to expire in mid-2027.

178

Budget Measures 2024-25

Department of Transport and Main Roads

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Public Transport Fare Freeze	(13,413)	(14,641)	(14,960)	(9,535)	(9,738)

The government is freezing the public transport fare increase in 2024 for 12 months at an estimated cost of $62.3 million over 5 years.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Motor Vehicle Registration Fee Freeze	—	(66,678)	(69,133)	(71,680)	(74,320)

The government is freezing the indexation of the registration fee and traffic improvement fee components of motor vehicle registration in 2024-25 at an estimated cost of $281.8 million over 4 years.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Public Transport Temporary Fare Reduction	—	(150,000)	—	—	—

The government is implementing a temporary fare reduction across the South East Queensland public transport network and on contracted regional bus services for 6 months from 5 August 2024 with a flat fare of 50 cents per trip at an estimated cost of $150 million in 2024-25. In addition to this initiative, the government is also providing half-price tickets on Airtrain services.

179

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Motor Vehicle Registration Fee Reduction	—	(399,000)	(36,000)	—	—

The government is reducing the registration fee and traffic improvement fee components of motor vehicle registration for all light vehicles for 12 months by 20 per cent at an estimated cost of $435 million over 2 years.

180

Budget Measures 2024-25

Queensland Treasury

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Queensland Revenue Office - Revenue and Penalty Debt Administration and Resourcing	—	211,800	231,600	252,500	274,200

The government is ensuring the Queensland Revenue Office’s capacity to deliver effective and sustainable revenue and penalty debt administration. The measure is expected to support revenue benefits of $970.1 million over 4 years. The expenses component to this measure can be found in Chapter 2 Expense measures.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Land Tax Surcharge for Foreign Companies and Trustees of Foreign Trusts, and Absentees	—	74,500	81,300	87,000	90,400

The government is increasing the surcharge rate of land tax applied in addition to land tax rates for foreign companies and trustees of foreign trusts, and absentees, from 2 per cent to 3 per cent. Ex gratia relief will continue to be offered for Australian-based foreign entities whose commercial activities make a significant contribution to the Queensland economy and community (subject to eligibility criteria). It is estimated this measure will result in additional taxation revenue of approximately $330 million over the 4 years ending 2027-28.

The change is subject to the passage of legislative amendments.

181

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Additional Foreign Acquirer Duty Increase	—	20,200	22,100	23,000	24,400

The government is increasing the rate of additional foreign acquirer duty (AFAD) from 7 per cent to 8 per cent. AFAD is levied on foreign buyers of residential property in Queensland, with ex gratia relief offered to Australian-based foreign entities whose commercial activities involve significant development by adding to the supply of housing stock in Queensland (subject to eligibility criteria). It is estimated this measure will result in additional taxation revenue of approximately $90 million over the 4 years ending 2027-28.

The change is subject to the passage of legislative amendments.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Changes to Regional Payroll Tax Discount Eligibility	—	5,000	5,000	5,000	5,000

The government is adjusting the eligibility criteria for the regional payroll tax discount to exclude extremely large businesses, who typically have substantially greater financial capacity to contribute to state revenues compared to smaller regional employers. From 2024-25, businesses with Queensland taxable wages of more than $350 million on an annual basis will not be eligible for the discount. It is estimated this measure will result in additional taxation revenue of approximately $20 million over 4 years.

The change is subject to the passage of legislative amendments.

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
50 Per Cent Payroll Tax Rebate for Apprentices and Trainees Extension	—	(54,900)	—	—	—

The government is extending the 50 per cent payroll tax rebate on the exempt wages of apprentices and trainees until 30 June 2025. The extension of the rebate provides $54.9 million in additional support for businesses employing trainees and apprentices, and forms part of the government’s ongoing commitment to building Queensland’s skills base, including for Queensland’s youth, across all regions of the state.

The change is subject to the passage of legislative amendments.

182

Budget Measures 2024-25

	2023–24	2024–25	2025–26	2026–27	2027–28
	$‘000	$‘000	$‘000	$‘000	$‘000
Increased First Home Buyer Transfer Duty Concession Thresholds	—	(90,000)	(90,000)	(90,000)	(90,000)

The government is increasing the eligibility thresholds for the first home concession and first home vacant land concession.

Eligibility for the first home concession will be extended to properties valued up to $800,000, with no duty payable on homes valued up to $700,000 and a partial concession for homes between $700,000 and $800,000. Eligibility for the first home vacant land concession will be extended to $500,000, with no duty payable on land valued up to $350,000 and a partial concession for land valued between $350,000 and $500,000.

It is estimated that these changes will provide $360 million in tax relief for first home buyers over the 4 years to 2027-28, and benefit around 10,000 first home buyers per annum.

The changes are subject to the passage of legislative amendments.

183

Queensland Budget 2024–25 Budget Measures Budget Paper No.4

50c FARES Queensland Government Queensland Budget 2024–25 Budget Measures Budget Paper No.4